24-10142 original

United States
Securities and Exchange Commission
Washington, DC 20549

File No. 24-10142

AMENDMENT #4
FORM 1-A

FEB 14 2007

1033

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ROBERT JAMES & ASSOCIATES, INC.
(Exact name of Issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

615 River Road
Kingston, Tennessee 37763
865/376-4925
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Robert J. Tonachio, President
615 River Road
Kingston, Tennessee 37763
865/376-4925
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

6411
(Primary standard Industrial
Classification Code Number)

56-2552892
(I.R.S. Employer
Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

	Residential Address	Business Address
(a) Issuer's Directors:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
(b) Issuer's Officers:		
Robert J. Tonachio, Sr. President, Chief Executive Officer, Chief Financial Officer	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
Robert J. Tonachio, Jr. Chief Operating Officer Vice President	337 Blue Springs Circle Ten Mile, TN 37880	615 River Road Kingston, Tennessee 37763
(c) Issuer's general partners:	None	

(d) and (e) Record and Beneficial Owners of 5% or more:

	Shares Owned	Percentage of Outstanding Shares Before Offering (1)	Residential Address	Business Address
Robert J. Tonachio, Sr.	10,200,000 common 5,000 preferred	97.15%	1410 W. Northfield Blvd Murfreesboro, TN 37129	615 River Road Kingston, TN 37763

(1) Based on 10,500,000 shares of common stock outstanding.

	Residential Address	Business Address
(f) Promoters of the Issuer:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
(g) Affiliates of the Issuer:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
(h) Counsel to the Issuer:		
Lee W. Cassidy, Esq.	1506 R Street, NW Washington, DC 20009	1504 R Street, NW Washington, DC 20009

(i) Underwriters: None
(j) Underwriter's directors: Not applicable
(k) Underwriter's officers: Not applicable
(l) Underwriter's general partners: Not applicable
(j) Underwriter's counsel: Not applicable

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The Company, through its predecessor company, has had net income from operations of the character in which the Company intends to engage in for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities will be offered by the Company in the following jurisdictions:

Arizona	Maryland	North Carolina
California	Massachusetts	Ohio
Colorado	Michigan	Oklahoma
Florida	Minnesota	Pennsylvania
Georgia	Nevada	South Carolina
Idaho	New Hampshire	Tennessee
Illinois	New Jersey	Texas
Indiana	New Mexico	Virginia
Kentucky	New York	Washington
Louisiana		

The Company intends to offer the securities in this offering without public advertising or general solicitation within the rules of the states in which it intends to sell. On a state level, the Company intends to offer these securities in a manner similar to an offering made pursuant to Rule 506 of Regulation D which imposes a limitation on the manner of offering to prohibit general solicitation or advertising and to sell to investors with knowledge or experience in financial and business matters or who is an accredited investor. The Company will not sell any securities in states in which it is in violation of state law to do so in the manner intended by the Company.

The Company intends that the securities will be offered by the Company to individuals or entities known to the issuer, its officers, director and its contracted insurance agents but all sales will be made only through the president of the Company, Robert J. Tonachio. No officer, director or other person will receive any commission on any sales nor any other form of remuneration for any referrals or assistance in any form regarding the offering. The securities will not be offered by any underwriters, dealers or salespersons in any jurisdictions.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On December 9, 2005, Robert James & Associates, Inc. issued 10,500,000 shares of its common stock to the following persons in the following amounts:

Robert J. Tonachio, Sr.	President, director	10,200,000 shares
Robert J. Tonachio, Jr.	Vice President	300,000 shares

The shares were issued in exchange for their interest in the predecessor sole proprietorship. This interest includes the national contracts with insurance companies and the individual contracts with insurance agents which they had cultivated, recruited, trained, and monitored. The Company valued the office equipment and supplies, including desks, computers, filing cabinets, printers and copier at $11,500, or the book value less the accumulated depreciation. The founders also exchanged approximately $5,800 in cash, and $1,700 in net accounts receivable, accounts payable and accrued expenses. The net financial statement assets exchanged for the stock was $19,000. The value of these assets was determined by the president of the Company working with the Company's outside accountant. The Company valued the shares at par, $.0001 per share. The Company believes that the shares were issued to accredited investors with access to information about the Company. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On December 9, 2005, the Company issued 5,000 shares of 2% convertible non-voting preferred shares to Robert Tonachio, Sr., president and director of the Company, pursuant to a 5-year non-competition employment contract. The Company has valued these shares at par, $0.0001 per share for an aggregate valuation of an estimate of the business valuation of the non-competition agreement of Mr. Tonachio to the Company over the 5 year term of the contract. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities of the issuer other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

The issuer intends to market the offering directly through its president. Other officers and directors of the Company may refer contacts or potential sales to the president.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

None

PART II

OFFERING CIRCULAR
Model B

Dated October 10, 2006 File No. 24-10142

OFFERING CIRCULAR

(Pursuant to Regulation A of the Securities Act of 1933)

ROBERT JAMES & ASSOCIATES, INC.

615 River Road
Kingston, Tennessee 37763
865/376-4925
(Address and telephone number of principal executive offices)

This offering consists of 800,000 shares at $5.00 per share.

The Company is offering for sale on a "best efforts, no minimum basis" up to 800,000 shares of its common stock at $5.00 per share and is qualifying such shares for sale, pursuant to the exemption from registration provided by Regulation A (the "Shares").

The minimum investment in the offering is 100 shares or $500.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer or Other Persons
Per Unit	$ 5.00	$ 0	$ 5.00 (2)
Total Maximum	$ 4,000,000	$ 0	$ 4,000,000 (2)

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.
(2) Does not include offering costs including legal, accounting and printing costs estimated at approximately between $60,000 to $80,000.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Statement. The offering will terminate 180 days after the qualification with the option of the Company to extend the termination date by an additional 90 days.

The Company's securities are not currently traded on any public market. The Company is offering the Shares on a "best efforts" basis which means that there is no minimum threshold of sales that must be met before the offering can close. There is no escrow or trust account in which subscriber funds will be held for any period of time. The proceeds from the sale of the Shares will become immediately available for use by the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

SUMMARY INFORMATION

Robert James & Associates, Inc. (the "Company") was incorporated on December 9, 2005 under the laws of the state of Nevada. The Company was previously 100% owned and operated, for over 13 years, as a sole proprietorship by Robert J. Tonachio, Sr., president of the Company. Mr. Tonachio is the major shareholder of the Company and is its key employee.

The Company is engaged in the marketing of insurance products offered by various insurance companies. The Company enters into contracts with many major insurance companies for the sale of their insurance products. These insurance companies offer a broad spectrum of insurance products including classes of guaranteed fixed annuities and life and insurance products. As part of the contract agreement with these insurance companies, the Company, at its own expense, recruits, hires, trains and contracts with insurance agents and financial planners for the sale of these insurance products. Different insurance companies and others refer to the business of the Company with various names, sometimes as "insurance wholesalers" or "independent marketing organization" or sometimes "field marketing organization".

The Company has contracted and trained approximately 3,500 insurance agents of which the Company estimates that approximately 1,000 are active at any given time. That is, not all those 1,000 agents are producing in one month or one year but that during the year some of those agents will produce some insurance product sales. The Company considers an agent active if the agent attends a workshop or seminar, turns in business, or communicates his activity with the Company in some other fashion; it does not mean that the agent necessarily produces business that month or year. The Company does not consider an insurance agent inactive until an agent specifically notifies the Company that he is no longer continuing in the insurance business, his license is cancelled, or he dies. In addition, there may be agents who are relatively dormant for several months or even years, that is they are neither producing, attending meetings, contacting the Company or otherwise indicating business activity i.e. currently active, nor explicitly inactive. Because agents may not produce insurance business for periods of time, the number of active agents that the Company considers active is fluid and changes almost daily and the Company can only estimate the number actively selling insurance products. During 2006, approximately 945 insurance applications were submitted by approximately 200 agents.

The Company enters into contracts with certain of the insurance companies on behalf of the agents for licensing of that agent to handle that insurance company's products. Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies. The insurance companies are selected by the agent depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele.

The Company receives revenues from the sale of the insurance products by these contracted agents. In effect, the Company acts as a conduit of the insurance products created by the insurance companies to the Company's agents, who in turn offer the products to their clients. The Company's income is directly related to the amount of insurance policies placed by the insurance agents contracted with the Company. The Company experienced a loss in income in 2004 of $6,400 but realized $173,600 in income in 2005.

The Company is qualified to do business in the states listed below. Each of the insurance companies with whom the Company is in contract is licensed as an insurance company in each of the states listed and the insurance products offered by these insurance companies are approved by each state insurance department. Further each of the Company's contracted insurance agents are licensed by the states in which they do business either as a resident or non-resident agent. As an insurance marketing company, the Company itself is not required to be licensed by the state's insurance department as an insurance agent. However, the president of the Company, Robert J. Tonachio, Sr., is licensed as an insurance agent or broker in each of the states listed below.

Alabama	California	Illinois	Maryland
Arkansas	Florida	Indiana	Michigan
Arizona	Georgia	Kentucky	Massachusetts
Colorado	Idaho	Louisiana	Minnesota

Mississippi	New Mexico	Pennsylvania	Virginia
Nevada	North Carolina	South Carolina	Washington
New Hampshire	Ohio	Tennessee	West Virginia
New Jersey	Oklahoma	Texas	

As its main marketing technique, the Company holds frequent 3-hour seminars at locations throughout the United States targeted to licensed insurance agents and financial planners to introduce the Company and the products of the insurance companies it represents and to encourage the insurance agents and financial planners to enter into contractual selling arrangements with the Company.

The Company also conducts additional training sessions in Nashville, Tennessee, at which its licensed and contracted insurance agents as well as financial planners study advanced insurance and annuity products. The Company refers to these training sessions as the "American Annuity Academy". The Academy trains the agents in client needs analysis and assessing suitability of products for their clients. Training is also offered to the agents on various financial planning techniques such as safe and secure ways to increase client income, reduce client taxes and to handle inheritance issues. Many of the instructors at the Academy are provided by the major insurance companies.

The offering consists of the sale of up to 800,000 Shares at $5.00 per Share.

RISK FACTORS

A purchase of the Shares is an investment in the Company's common stock. Any investment in the Company's common stock involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this Offering Circular, before the purchase of any common stock. If any of the following risks actually occur, the business, financial condition or results of operations of the Company would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money they paid to buy the common stock. The Company has listed the following risk factors of which it is presently aware or about which it can postulate which it believes to be all those material to an investment decision in this offering.

Specific Risks of Investment

The Company has been and will continue to be dependent on one person who serves as the Company's president, director and major shareholder; a loss of his services would be materially significant and would impact the Company very adversely economically. The Company's one executive officer, Robert Tonachio, Sr., is also the Company's sole director, who was the owner of the predecessor sole proprietorship. The insurance companies with whom the Company is in contract have dealt almost exclusively with Mr. Tonachio. The management and the growth of the Company for the past 13 years have been accomplished solely by Mr. Tonachio. The business is greatly dependent upon the active participation of Mr. Tonachio. Although the Company intends to employ full-time personnel experienced in insurance sales, the loss of Mr. Tonachio's services for any reason could have a material adverse effect on the Company's existing and proposed business.

With one person who is also the major shareholder serving as the Company's president and sole director, there is potential for favored actions by the Company. As the sole director and president, Mr. Tonachio is not subject to the cross-checks and balances for corporate action which would be the case if there were additional directors or executive officers. This means that Mr. Tonachio has sole control over actions to be taken by the Company. Such control could result in actions being taken by the Company which would be detrimental to its investors including such possible actions as unduly large compensation packages, overly-liberal expense reimbursement or self-dealing transactions.

In addition to having control as the sole director and president, Mr. Tonachio is the major shareholder of the Company owning 97.15% of the outstanding stock before the offering (and 90.3% after the offering if all shares are sold). This provides him with the voting control to approve any such measures taken by the Company and possibly prohibits or discourages any effective shareholder action challenging such actions, if such actions were ever taken. Shareholders owe no fiduciary or other duty to the Company or to other shareholders and will usually act or vote in a manner that most conforms to their goals for the Company. A director, however, is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. As a director and when voting on matters under consideration by the Board of Directors, Mr. Tonachio has a duty to act in the best interests of the Company; there is no such required duty when acting as a shareholder or voting on matters under consideration by shareholders. However, the duty of the director may not necessary relieve Mr. Tonachio or such other similarly situated director from acting in a manner unfavorable to the Company when acting as a shareholder particularly if such shareholder action were being taken to further the interests of such director/shareholder at the expense of the Company. Mr. Tonachio will not attempt to circumvent his director's fiduciary duty to the Company or validate any unfavorable corporate action to the Company by seeking or obtaining shareholder vote, which vote he controls. As a shareholder and employee, Mr. Tonachio believes his best interests lie with the growth and success of the Company. The company has no stated policy on dealing with conflicts of interest because the creation of such policy itself would be subject to the same conflicts arising from the structure of the Company wherein the sole director is the majority shareholder. However, Mr. Tonachio and the Company believe that the duty to the Company as a director to act in a manner in the best interests of the Company override and supercede any action that Mr. Tonachio may have available as a shareholder that would be counter to the best interests of the Company.

As the sole director of the Company, Mr. Tonachio can amend or waive the lock-up agreement. Mr. Tonachio owns 10,200,000 shares of the common stock of the Company which shares are subject to a 24-month lock-up agreement. Because he is the sole director, Mr. Tonachio is able to amend or waive this lock-up agreement in his sole discretion and make the shares immediately available for trade pursuant to the rules governing sale of restricted securities (Rule 144). However, as a director of the Company Mr. Tonachio is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. Mr. Tonachio has a duty to act in the best interests of the Company. As previously stated, Mr. Tonachio would possibly be able to circumvent his duty as a director or at least validate certain corporate actions by obtaining favorable shareholder vote for any such actions, a vote which as the majority shareholder, Mr. Tonachio controls. Any conflict between Mr. Tonachio's duty as a director and his role as a shareholder would have to be resolved by Mr. Tonachio. The Company believes, and Mr. Tonachio believes, that the duty of a director supercedes any desire he may have as a shareholder for personal gain. Mr. Tonachio will not seek to justify or validate any such director action and does not anticipate taking any director action, including amending or waiving the lock-up agreements, which may be considered unfavorable to the other shareholders or to the Company. Mr. Tonachio has no intention of amending the lock-up agreement. As a shareholder in the Company and an employee of the Company, Mr. Tonachio has a long-term interest in the Company and in its growth and success. Mr. Tonachio's son is an employee of the Company and both he and Mr. Tonachio anticipate a long-term relationship with the Company.

As the sole director of the Company, Mr. Tonachio can amend his own employment contract including his compensation arrangements. Mr. Tonachio is the sole director of the Company and as such can enter into contracts with the Company that can amend this present employment agreement, including increasing its compensation terms. In addition, the bonus package that is part of the employment agreement is based upon the Company's pretax profitability figures. The Company does not have audited financial statements so this annual bonus will be based upon the Company's unaudited financial statements prepared by an independent accountant but not on an audited basis and based on figures provided by Mr. Tonachio as president of the Company. Such an arrangement creates the opportunity for mismanagement or misuse of authority; however, a company director is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. Mr. Tonachio has a duty to act in the best interests of the Company when acting as a director of the Company. However, director action can be validated or approved by shareholder vote, which vote, as majority shareholder, Mr. Tonachio controls. It would be conceivable that Mr. Tonachio could obtain favorable shareholder vote to ratify director action not particularly favorable to the Company or unduly favorable to Mr. Tonachio. However, Mr. Tonachio will not seek to justify or validate any such director action and does not anticipate taking any director action, including amending or waiving the employment agreement, which may be considered unfavorable to the other shareholders or to the Company. Mr. Tonachio and the Company believe that the duty to the Company as a director to act in a manner in the best interests of the Company override and supercede any action that Mr. Tonachio may have available as a shareholder that would be counter to the best interests of the Company. As a shareholder in the Company and an employee of the Company, Mr. Tonachio has a long-term interest in the Company and in its growth and success. Mr.

Tonachio's son is an employee of the Company and both he and Mr. Tonachio anticipate a long-term relationship with the Company.

The current employment agreement with Mr. Tonachio provides for continuation of the contract payments after death or disability which would reduce the Company's profitability as it would lose its primary officer and simultaneously be liable for extraordinary payments. Upon death or disability, the employment contract with Mr. Tonachio requires the Company pay to his beneficiary the remainder of the sum due under the contract to the end of the contract period ($120,000 per year), exclusive of bonuses, with respect to the periods subsequent to his death or disability. However, any payment received from the key man insurance policy on the death of Mr. Tonachio, will supersede this payment. Such a requirement that the Company pay the remainder of the employment contract while simultaneously losing the services of Mr. Tonachio, Sr. would cause a severe burden on the resources of the Company which would be difficult for it to meet.

The Articles of Incorporation allow transactions between the Company and its directors or officers with Board and shareholder approval, but the Board and majority shareholder are controlled by a single person who could then approve such transaction. The Company's Articles of Incorporation provide that a transaction between the Company and any of its directors or officers is not invalid because of the inside relationship between those parties if such transaction is disclosed and approved by the Board of Directors and the shareholders. However, Mr. Robert Tonachio, Sr. is the sole director of the Company and the major shareholder. Therefore he is able to control the approval of any such transaction by both the Board of Directors and the shareholders. Mr. Tonachio will remain as the majority shareholder after completion of this offering. As a director, Mr. Tonachio has a fiduciary duty to act in the best interests of the Company in effecting any potential transaction between the Company and himself or any other future director.

The indemnification provided in the Company's Article of Incorporation protect directors, officers, employees and agents against expenses in defense or settlement of a suit for actions taken by him on behalf of the Company when acting in good faith and such good faith determination can be made by the directors or shareholders who are controlled by the Company's sole director and president. The Articles of Incorporation provide the Company will pay all costs and expenses arising from or in defense or in settlement of an action brought against a director or employee when acting on behalf of the Company if the officer, director, employee or agent is either successful on the merits of the suit (i.e. found not liable) or, regardless of successful or not, is able to show that he acted in good faith. Whether one acted in good faith is a subjective judgement and, by the terms of the Company's Articles, needs to be determined by (i) the court (ii) a majority of the directors (who were not part of the action) (iii) independent legal counsel (iv) or the shareholders of the Company.

The sole director of the Company, Mr. Tonachio, is the majority shareholder of the Company and could therefore determine whether the standard for acting in good faith had been met and whether indemnification applied in any action, including any action involving him. However, the party bringing any such action has the right to apply to the court of jurisdiction to make the judgement as to acting in good faith and the application of the indemnification provisions. Thus if a shareholder believed that the Company incorrectly indemnified a director for actions taken by that director, he would most likely need to appeal to the courts to determine if such actions were in good faith because the majority of shares on any shareholder vote regarding director good faith are controlled by the sole director. Shareholders, unless acting on behalf of the Company at the request of the Company, are not covered by the indemnification provisions.

The redemption of the outstanding shares of preferred stock would cause significant financial distress to the Company. The Company has issued 5,000 shares of its 2% convertible non-voting preferred stock to Mr. Robert Tonachio Sr., the president, sole director and major shareholder of the Company. Twenty-four months after the close of this offering, those shares can be redeemed by the Company at $1,000 per share or can be convertible by the holder into an aggregate of 5,000,000 shares of common stock. Since Mr. Tonachio is the sole director, he can elect to have the Company redeem the preferred shares from him for an aggregate of $5,000,000. Such an obligation would be a huge financial burden to the Company which it could take years to repay. Alternatively, 24 months after the closing of this offering, Mr. Tonachio may elect to convert the non-voting preferred shares into 5,000,000 shares of voting common, which would give him additional control of the Company. Mr. Tonachio does not anticipate either the redemption or conversion of the shares, but the event of such action could severely impact on the Company and any investor at that time.

If the Company did not meet the standards of the national and regional insurance companies to enter into relations with them, then the Company would suffer dramatic downturn in its operations and revenues. The Company has entered into contracts with numerous national insurance companies for sale of the insurance, annuity and retirement products offered by those companies. The insurance company will review the Company's background and past production volume and history and will usually require the Company to have had approximately $10,000,000 in gross premium revenues before entering into a national contract with it. If the Company failed to meet the background standards or if its gross premium revenues fell below the benchmark amount, then any one or more insurance companies may not renew or enter into a contract with the Company for the sale of its insurance products. If many of the insurance companies with whom the Company is now contracted were not to continue to allow the Company to sell its products, the Company would not be able to furnish its contracted agents with competitive products and could suffer a significant loss of income.

Because management has broad discretion on the use of proceeds from this offering, investors will not know the steps the Company intends to take to reach its goals nor be able to judge if such steps when taken are effective and efficient. The Company intends to use the majority of the proceeds of this offering to expand its contracted group of financial planners and insurance agents through various means. The Company anticipates that it will effect such expansion through the increased use of emails, direct mail and telemarketing to insurance agents and financial planners to advertise its Academy and to build attendance at workshops to be conducted in various places in the United States. However, this expansion is primarily at the discretion of management and its analysis of the effect of any one or more of these techniques. Management may determine to utilize other methods to expand its selling force if it finds that any of the above-mentioned methods are not successful or not effective. The Company will attempt to determine such effectiveness by tracking the number of returned/bad addresses of any direct mail program, the number of people contacted in any telemarketing campaign or the returned emails. In addition, the Company may survey the attendees at its workshops and seminars to determine which method of marketing was the most effective approach. If such survey indicates that any particular method of marketing is not effective, the Company will likely eliminate any further use or substantially reduce its use of such method of marketing. An investor must be confident in the ability of management to analyze and determine the most effective use of the proceeds of this offering to increase the Company's agent base.

Since this offering is a "best efforts" offering, there is no minimum number of shares that must be sold to close the offering and an investor may find at the close of the offering that a nominal amount of securities has been sold and that the Company will not be able to meet its expansion plans described in the offering. The Company is offering the Shares on a "best efforts" basis which means that there is no minimum threshold of sales that must be met before the offering can close. The proceeds from the sale of the Shares will become immediately available upon sale for use by the Company. The offering will close 180 days from the date of qualification, unless extended for 90 days at the sole discretion of the Company, regardless of the number of Shares that have been sold. The fewer Shares sold, the less funds the Company will have for the planned expansion of its marketing programs and other activities. This could result in smaller growth, if any at all, of the Company. The Company is an operating business with no major outstanding debt or overhead. The offering is designed not only to sell shares to obtain a broader shareholder base but to raise funds to expand the operations of the business. However, the continuation of the business is not dependant upon all or any of such expansion. As of September 30, 2006, the Company had cash on hand of $206,850.

Investors in this offering will suffer an immediate dilution in the value of the Shares purchased. The initial shareholders of the Company received stock in exchange for their interests in the sole proprietorship. The financial statement value associated with those shares is considerably less than the $5.00 per share to be paid by investors in this offering. Thus immediately after purchase of any Shares, the value of those shares will be greatly reduced from the amount paid. The Company estimates that if the entire offering is sold, then the value of each share of the Company, including those held by investors in this offering, will be $0.365 for a per share reduction of $4.635 to the investor.

The Company does not have audited financial statements which may make the financial information less comprehensive. The Company is filing this Offering Circular pursuant to Regulation A which does not require the filing of audited financial statements. The Company does not have audited financial statements. An audit by an independent certified public accountant may provide a more in-depth and thorough independent analysis of the Company's financial position. Although the Company does employ the services of an independent accountant for preparation of the financial statements, they are not prepared as audited financial statements and the preparing accountant does not undertake the same responsibility or guarantees for their preparation or accuracy as would be the case for audited financial statements.

After completion of the offering, Robert Tonachio, Jr. will receive a contracted salary rather than commissions on sales. Prior to completion of this offering, Robert Tonachio, Jr. has received compensation in the form of commissions on sales. Upon completion of this offering, the Company intends to pay Mr. Tonachio a salary of $70,000. The Company anticipates that the net effect to the Company's profitability will remain the same as Mr. Tonachio, Jr. will not then receive commissions on the sales of insurance products. However, there is a risk that once no longer on commissions one's commitment or productivity level may decrease which would be a detriment to the Company. There is no assurance that this will not happen but not only is Mr. Tonachio, Jr. a shareholder in the Company who would, like all shareholders, benefit from the continued and increased success of the Company, but the Company believes that Mr. Tonachio Jr.'s commitment to the Company is based on loyalty as well as pecuniary interests.

General Risks of Investment

There has been no prior market for the Company's shares and there may be only limited ways to transfer any shares purchased by an investor thereby providing no liquidity to the investor from this investment. No prior market has existed for the Company's securities and the Company cannot assure any purchaser that a market will develop subsequent to this offering. A purchaser must be fully aware of the long-term nature of an investment in the Company. The Company intends to apply for quotation of its common stock on the over-the-counter market known as the Pink Sheets, an established electronic quotation and trading system for over-the-counter securities, but the Company cannot assure a purchaser that it will be successful in such application, how long such application will take, or, that if successful, that a market for the common stock will ever develop or continue on the Pink Sheets or other exchange. Therefore, purchasers of the Shares may need to bear the economic risk of the investment for an indefinite period of time. Ownership of Shares of the Company must be considered a long-term, non-liquid investment.

Even if the Company is successful in having its securities quoted in the Pink Sheets, it is not known whether or when an active trading market for the Company's common stock will develop resulting in lower prices for sales of the securities, if any. If the Company's common stock is quoted on the Pink Sheets, its liquidity could be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of the Company. As a result, prices for the Company's common stock may be lower than might otherwise prevail if its common stock was quoted on the NASD OTC Bulletin Board or traded on a national securities exchange like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of the Company's common stock in the public market, including the Shares offered in this offering, could lower the stock price.

State Blue Sky registration: potential limitations on resale of the shares. The Company is offering the Shares pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933 and available exemptions under state law. The holders of the shares of common stock of the Company, including purchasers in this offering, and persons who desire to purchase the shares in any trading market that might develop in the future, should be aware that there may be significant state law restrictions upon the ability of investors to resell the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. The Company intends to sell the securities in states, where allowed, pursuant to exemptions provided in those states pursuant to a non-public offering. Typically the states provide an exemption similar to that provided in Rule 506 of Regulation D which includes a limitation on the number of non-qualified investors (defined by income/asset test) and a prohibition on general solicitation.

Shares not offered in this offering may become available for sale in the market and may reduce the market price of the shares. At the time of this offering, there are10,500,000 shares of the Company's common stock outstanding which shares are currently restricted from resale and are subject to a lock-up agreement with the Company. However, any shares that may be issued not subject to such lock-up may become available for resale after a one-year holding period from the date of issuance by the Company pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission. Currently all the outstanding shares of the Company are held by its two officers and director and are subject to the trading volume limitations of Rule 144. An increase in the number of the Company's shares available for public sale without any increase to its capitalization could decrease the market price of its shares, even if the business is doing well.

Management and affiliates will continue to own enough shares to control shareholder vote which could limit the rights of future shareholders. The Company's two officers and director will own approximately 92.9% of the outstanding common stock upon closing of the offering, assuming all Shares are sold. As a result, these officers and director will control the vote on matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending the Company's charter or other material corporate actions.

The Company may obtain additional capital through the issuance of additional preferred stock which may limit the rights of current holders of the Company's common stock. Without any shareholder vote or action, the Company's board of directors may designate and issue additional shares of its preferred stock. The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of the common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make any possible takeover of the Company or the removal of its management more difficult.

Offering price has been determined by management without the assistance of a public market or comparable company comparison. The public offering price of the Shares has been somewhat arbitrarily determined in that there is no yardstick by which to judge the sale price of the Shares as no market has existed for them. Management attempted to assess the Company in terms of its good will, reputation, market penetration, assets, management experience, longevity, name recognition in the market place, capital to be contributed by the public in proportion to the amount of stock to be retained by present shareholders, and current market conditions in the over-the-counter market, but management did not give a specific value to any of these. However, after reviewing such items management has guessed that an investor would pay $5.00 to purchase the Shares. Management believes that this price will be large enough to provide the Company with investment capital without the issuance of too many shares and low enough to attract investors. The price does not bear any relationship to any value of the stock in the public or private market.

Regulation. As an insurance marketer, the Company's activities are subject to federal, state and local laws and regulations controlling national specialty insurance marketing. Existing as well as possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's lines of business. As the Company does not have a large personnel base, the more time spent on meeting regulatory requirements the less time can be spent on developing the Company's selling agent base which could result in less growth than would otherwise be the case.

Recently, the insurance industry has been subject to a significant level of scrutiny by various regulatory bodies, including sate attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include, with out limitation, the receipt of contingent commissions by insurance brokers and agents from insurance companies and related matters. These investigations could result in new legal obligations, including disclosure obligations, on the industry and the Company with respect to the insurance products it markets.

Possible changes in the Tax Code could impact on the marketability of certain life insurance policies which could result in reduced sales of such policies. The market, for many of the life insurance products offered by the Company, is based in large part on the favorable tax treatment, including the tax-free build up of cash values that these products receive relative to other investment alternatives. A change in the tax treatment of life insurance products or a determination by the Internal Revenue Service that certain of these products are not life insurance contracts for federal tax purposes could remove many of the tax advantages policyholders seek in these policies. If the provisions of the Tax Code should change or new federal tax regulations and IRS rulings issued in a manner that would make it more difficult for holders of these insurance contracts to qualify for favorable tax treatment, the demand for the life insurance contracts offered by the Company could decrease, which may reduce its revenues and negatively affect its business.

DILUTION

Purchasers of the shares will experience immediate dilution in the value of their Shares. Purchasers in this offering will pay $5.00 per share but immediately after such purchase, the value of that share will be significantly reduced. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the net tangible book value per share immediately after completion of the offering. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities less intangible assets), divided by the number of shares of common stock outstanding. The scenario illustrated below represents an immediate dilution to investors in the offering and an increase in net tangible book value to present shareholders.

As shown by the examples below, if the Company raises the maximum amount offered, the dilution effect to the value of the new investors will be less than if the Company raises an amount less than the maximum amount. That is, the more Shares the Company sells the less the dilution impact to all new shareholders because the ratio of shares at the price paid by new investors compared with the price paid by the existing shareholders increases. For instance, if 400,000 Shares are sold, the percentage of dilution to the value of the Shares of the new investors is 96.1% (i.e. the $5.00 share value is decreased by $4.805 to $0.195) whereas if 800,000 Shares are sold, the dilution percentage to the value of the Shares of the new investors is 92.7% (i.e. the $5.00 share value is decreased by $4.635 to $0.365).

Dilution Effect

Percentage of Offering proceeds raised	25%	50%	75%	100%	800,000 shares sold and preferred
Number of Shares Sold	200,000	400,000	600,000	800,000	stock conversion
Initial public price per share	$5.00	$5.00	$5.00	$5.00	$5.00
Net tangible book value before offering	0.021	0.021	0.021	0.021	0.021
Shares Outstanding after offering	10,700,000	10,900,000	11,100,000	11,300,000	16,300,000
Net tangible book value After offering	$ 0.106	$ 0.195	$ 0.283	$ 0.365	$ 0.253
Increase per share attributable to new investors	$ 0.093	$ 0.183	$ 0.270	$ 0.353	$ 0.241
Dilution per share to new investors	$ 4.894	$ 4.805	$ 4.718	$ 4.635	$ 4.747
Percentage of dilution of share price to new investors	97.9%	96.1%	94.4%	92.7%	94.9%

Value and Percentages of New Shares Compared to Entire Amount Outstanding

Assuming 200,000 Shares sold ($1,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	10,500,000	98.13%	19,000 (1)	1.86%	$0.002
New Investors	200,000	1.87%	1,000,000	98.14%	5.00
Total	10,700,000	100%	$1,019,000	100 %	$0.095

Assuming 400,000 Shares sold ($2,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	96.33%	19,000 (1)	0.94%	0.002
New Investors	400,000	3.67%	2,000,000	99.06%	5.00
Total	10,900,000	100%	$ 2,019,000	100 %	$0.185

Assuming 600,000 Shares sold ($3,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	94.59%	19,000 (1)	0.63%	0.002
New Investors	600,000	5.41%	3,000,000	99.37%	5.00
Total	11,100,000	100%	$3,019,000	100 %	$0.272

Assuming 800,000 Shares sold ($4,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	92.92%	19,000 (1)	0.47%	0.002
New Investors	800,000	7.08%	4,000,000	99.53%	5.00
Total	11,300,000	100%	$4,019,000	100 %	$0.356

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(1) The $19,000 figure does not represent cash payments to the Company for the 10,500,000 shares issued. Only $5,800 was paid in cash. The shares were issued in exchange for all the interests in the sole proprietorship, including $5,800 in cash. The value was determined based upon the value of assets and furniture, with a net book value of $19,000.

(2) Accounts receivable, accounts payable, and accrued expenses.

With Conversion of Preferred Stock

The Company has 5,000 shares of its 2% convertible preferred stock outstanding. Twenty-four months following the close of this offering, each share of the preferred stock can be converted, at $.10 per share, into 1,000 shares of common stock for a possible aggregate issuance of an additional 5,000,000 shares of common stock for $500 in consideration. Although it is impossible to predict the net tangible book value of the shareholders stock 24 months following the close of this offering, such issuance would most assuredly dilute the value of the then shareholders stock, including investors in this offering. The chart below gives an indication of such dilution:

Assuming 800,000 Shares sold ($4,000,000 in proceeds) with conversion of Preferred Stock in 2 years:

	Shares Outstanding		Total Paid			Average Price per
	Number	Percent	Amount		Percent	Share
Existing Shareholders	10,500,000	64.4%	19,000	(1)	0.5%	0.002
Investors in this offering	800,000	4.9%	4,000,000		99.5%	5.00
Conversion in 2 years	5,000,000	30.7%	500		0.01%	0.0001
Total	16,300,000	100%	$4,019,500		100 %	$0.247

Item 4. Plan of Distribution

PLAN OF DISTRIBUTION

The Company has not entered into any arrangements with any underwriter for the sale of the Shares. The Company's president, Robert J. Tonachio, will be offering the Shares for sale for the Company in a manner complying with the exemptions available in any jurisdiction for such sale and such Shares will be offered without commission or payment. The Shares are being offered primarily to the Company's current contracted insurance agent sales force and a limited number of non-related potential investors. The Company has always maintained good relations with its pool of insurance agents and believes that this offering gives these insurance agents the opportunity to be part owners of the Company. In addition, the Company believes that the opportunity to be shareholders and part owners of the Company will enhance productivity, good will and business relations with the insurance agents.

The offering will be presented by the Company primarily through mail, telephone or direct meetings (such as at the Company's workshops or seminars) to insurance agents and others that have expressed an interest in the Company.

Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, Mr. Tonachio is not considered to be a broker of such securities as he (i) is not subject to any statutory disqualification, (ii) is not and will not be compensated by commissions for sales of the securities (iii) is not associated with a broker or dealer (iv) is primarily employed on behalf of the Company in substantial duties and (v) does not participate in offering and selling an offering more than once every 12 months. Mr. Tonachio intends to rely on the provisions of Rule 3a4-1 and does not intend to register as a broker of securities.

The offering will terminate 180 days after the qualification of the offering statement with the option of the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days.

The Company is offering the Shares on a "best efforts, no minimum basis." No commitment exists by anyone to purchase all or any part of the Shares being offered hereby. Consequently, there can be no assurance that all or part of the Shares being offered will be sold. Because the 800,000 Shares are being offered on a "best efforts no minimum basis" a substantial number of the Shares may go unsold. All the net proceeds from this offering will be immediately available for use by the Company. No funds will be returned to investors regardless of the number of Shares sold. The minimum investment amount is 100 Shares or $500.

Redemption of Preferred Shares

Mr. Tonachio, Sr., holds 5,000 shares of the Company's 2% convertible non-voting preferred stock. This stock can be redeemed by the Company at $1,000 per share 24 months after the close of this offering or such shares can be converted into an aggregate of 5,000,000 shares of voting common stock. Since Mr. Tonachio is the sole director, he can elect to have the Company redeem the preferred shares from him for an aggregate of $5,000,000 or he can elect to convert the shares into shares of common stock. The redemption of the shares would results in a huge financial burden to the Company which it could take years to repay. However, the Company is not required to redeem these shares and presently does not intend to do so. Mr. Tonachio's fiduciary duty to the Company would only allow him to support such redemption if the redemption were in the best interest of the Company. Since redemption cannot occur, if it happens at all, for at least 24 months, the Company does not expect that any proceeds from this offering would be used for such transaction nor does it expect that at any time would it borrow funds to redeem the shares.

Subscription Agreement

Arbitration. Each investor will execute a subscription agreement in which the investor will acknowledge that he has received this Offering Circular. The subscription agreement, filed as an exhibit to this Offering Circular, provides for arbitration of any disputes arising from the investment in this offering. The arbitration provision provides that any disputes, claims or disagreements arising from the purchase of the Shares or other causes shall be decided by the American Arbitration Association pursuant to its then rules and regulations. The party seeking action files the grievance with the American Arbitration Association which then assigns a case manager. An arbitrator is selected from a pool of subject-matter qualified arbitrators maintained by the American Arbitration Association with each party having a right to have any proposed arbitrators disqualified for cause. Arbitration fees are assessed to both parties and may be awarded as part of the damages at the conclusion of the matter.

Pursuant to the arbitration clause, the parties covenant that they will not file any action at law against any other or bring any claim in any forum other than before the American Arbitration Association, and they agree that any litigation, if filed, shall be immediately dismissed upon application and shall be referred for arbitration. The situs of arbitration and any counterclaims shall be selected by the person against whom arbitration is sought provided that such situs is within the United States and is the situs of such person's principal residence or place of business. Any dispute concerning situs shall be determined by the American Arbitration Association.

No Waiver of Investor Rights. The Company is offering the shares in the states in which it is selling pursuant to exemptions from registration of securities in those states. A large number of states that offer such an exemption require that the issuer sell only to persons who are(i) knowledgeable or experienced in financial and business matters, alone or with the advice of a financial advisor, and can evaluate the merits and risks of an investment in this Offering and (ii) that can bear the economic risks of an investment in this Offering, including a loss of such investment. Issuers most commonly confirm such information is true by requesting confirmation in the subscription document executed by an investor. Such a confirmation in no way constitutes a waiver or otherwise diminishes any rights of any investor under federal or state securities laws or any actions that such an investor may wish to bring under such laws.

Item 5. Use of Proceeds to Issuer

USE OF PROCEEDS

The Company will receive approximately maximum net proceeds of $3,920,000, assuming sale of all the Shares and deduction of estimated offering expenses of $80,000. The Company intends to apply such proceeds over the next 12 months as follows:

Expansion of the existing marketing force of financial planners and insurance agents	$ 3,000,000	77%
Expansion of the American Annuity Academy	420,000	11%
Administrative Expenses	200,000	6%
Officers' Salaries	250,000	5%
Legal and Accounting Fees	50,000	1%
	$3,920,000	100%

If fewer than all the proceeds are raised in the offering, the Company anticipates that it will reduce its intended use of proceeds by a proportionate amount. If only a nominal amount of proceeds is raised (such as less than 25% of the offered amount), the Company will use such proceeds inasmuch as possible for workshop development. The Company projects the following uses of proceeds if it raises $1,000,000 (25% of offered amount), $2,000,000 (50% of offered amount) or $3,000,000 (75% of offered amount), assuming offering costs of $80,000 :

If amount raised is	$1,000,000	$2,000,000	$3,000,000
Net proceeds is	920,000	1,920,000	2,920,000
Expansion of number of contracted agents	708,400	1,478,400	2,248,400
Expansion of the American Annuity Academy	101,200	211,200	321,200
Administrative Expenses, including key man Insurance and quotation on Pink Sheets	55,200	115,200	175,200
Officers' Salaries	46,000	96,000	146,000
Legal and Accounting Fees	9,200	19,200	29,200
	$920,000	$1,920,000	$2,920,000

From the proceeds of this offering, the Company primarily intends to expand its growing business base of financial planners and insurance agents. The Company plans to invest up to 77% of the proceeds of this offering in expansion of the business focusing on increasing its seminars targeted at insurance agents and licensed financial planners and up to 11% of the proceeds of this offering to expand its business through the expansion of the workshops offered by the American Annuity Academy. The Company has no plans, arrangements, nor is it seeking to expand the business through an acquisition of an existing business; however, the Company does not rule out that possibility if it were presented with an opportunity to expand its business on the lines presented contemplated through the acquisition of a similarly situated, compatible business. The Company does not have any such opportunities at this time nor has it determined any pre-existing parameters that any such opportunity would have to meet in order to qualify to be considered for acquisition, but the Company can conceive that such opportunity may present itself at some time in the future. If such an opportunity arose, the Company anticipates that it would use funds other than those raised by this offering. Any such business that the Company would consider to acquire would have to be an existing business with a positive return and a good fit with the Company to provide expansion without detriment to the Company's on-going business or shareholders.

The Company has allocated a portion of the funds to pay officers' salaries. Presently, Robert Tonachio, Sr. and Robert Tonachio, Jr. are the sole officers of the Company and whose salaries are contemplated to be paid by some of the proceeds of this offering. The Company has no outstanding accrued salaries, bonuses or other debts. The Company has no intention of selling its assets to Mr. Tonachio or any of his affiliates.

The Company's priorities in its expansion are to increase its marketing through increased workshops, emails, direct mail and telemarketing and, "webinars" (electronic seminars). The Company will also expand the courses at its Academy in order to offer more advanced training to its current agents. If only a nominal amount of proceeds is raised, the Company will use such proceeds inasmuch as possible for workshop development.

The Company is making this offering to enable it to grow more rapidly. The amount raised by this offering will change the speed at which the Company can expand. If less than the maximum amount is raised then the proceeds would be used in the manner indicated above but proportionately reduced. For example, administrative expenses, which includes such items as office supplies, furniture and equipment, would decrease if insufficient proceeds were raised to add additional staff. If sufficient proceeds were raised to hire additional staff, then the administrative expenses would be closer to the amount indicated. That is, additional staff would only be added if sufficient funds were raised to increase the marketing and increase the number of insurance agents and thereby increase the need for additional staff. If less than 25% of the offering were raised (less than $1,000,000), the Company would reduce its anticipated expansion by a proportionate amount but would expand on a much slower basis its recruitment of insurance agents through fewer seminars and workshops offered nationwide and through the Academy.

The Company has allocated approximately $200,000 (6%) of the proceeds for administrative expenses. The Company anticipates that there will be certain costs associated with obtaining its quotation on the "Pink Sheets". To be quoted on the Pink Sheets, the Company will need to find at least one market maker willing to quote the Company's stock. Only SEC-registered broker-dealers (market makers) that are members of the National Association of Securities Dealers (NASD) can quote securities in the Pink Sheets. Issuers pay no fees to be quoted on the Pink Sheets but market makers pay a monthly fee to quote a security. The Company does not know at this time the costs it will be required to pay to a market maker to file the necessary forms to obtain a quotation on the Pink Sheets and to maintain its role as its market maker, but the Company anticipates that any such costs can be paid from the administrative expenses allotted hereto or, if necessary, from funds allocated to the expansion of its contracted agents. Also included in the administrative expenses will be the purchase of key man insurance estimated at approximately $3,800 per month for a $5,000,000 policy on the life of Mr. Tonachio. However, the Company has sufficient funds available to it other than from the proceeds of the offering to purchase the key man insurance.

The foregoing sets forth the proposed expenditures of the proceeds of the offering for the expansion of the Company. The Company does not perceive nor anticipate any change in these stated uses of proceeds earmarked to expand the business. The exact number of seminars to be held is unknown as such number will depend on the price and return from the seminars as they are held. A demand for a certain type of workshop or in a certain location or the perceived need for additional advertising of an Academy seminar may arise but allocating funds to meet such demands does not change the previously stated use of proceeds. However, the Company intends to only use the proceeds from the offering in the manner set forth herein.

The Company does not anticipate raising any additional funds through borrowings or equity financing for a period of at least twelve months from the date of this Offering Circular. The proceeds from this offering are not required to meet the Company's current or future cash requirements, including cash required for the next year. The Company cannot predict the amount of funds it will receive from this offering; however, the greater the amount of funds received the faster the Company can implement its expansion.

The Company is not dependent upon the offering to continue its operations or to move forward. The Company has no outstanding debt or other financial obligations that require raising capital. The 5,000 outstanding shares of preferred stock held by Mr. Tonachio are redeemable by the Company 24 months after the close of this offering for an aggregate of $5,000,000. The redemption of the shares would result in a huge financial burden to the Company which it could take years to repay. However, the Company is not required to redeem these shares and presently does not intend to do so and does not anticipate when, if ever, it would do so. The Company would not redeem such shares if such a redemption required the use of proceeds from this offering or other types of additional financing.

To the extent the proceeds from this offering are not utilized immediately, they will be invested in certificates of deposit, short-term obligations of the United States Government, short-term commercial paper, or left in checking or money market accounts. In making any such investment if any are so made, the Company will balance such determining factors as the highest interest rate, greatest security and safety, and relatively quick liquidity.

Item 6. Description of Business

DESCRIPTION OF THE BUSINESS

The Company

Robert James & Associates, Inc. was incorporated on December 9, 2005 under the laws of the state of Nevada. The Company was previously a sole proprietorship founded in March 1992 and 100% owned and operated by its founder, Robert J. Tonachio, the current President and director of the Company. On December 9, 2005, 10,500,000 shares of the Company were issued to Robert Tonachio, Sr. and Robert Tonachio, Jr., in exchange for their interest in the predecessor sole proprietorship.

These interests in the predecessor sole proprietorship included the national contracts with insurance companies and the individual contracts with insurance agents which they had cultivated, recruited, trained, and monitored over the course of the sole proprietorship. The Company determined the costs of recruiting, training and monitoring an agent at approximately $732. This cost estimate was based on recruiting costs including one or two seminar mailings and attendance. The training costs are included in the original seminar and any additional workshop costs are paid by the agent. Monitoring costs are nominal. The Company placed a value of $11,500 for office equipment and supplies, including desks, computers, filing cabinets, printers and copier. The founders also exchanged approximately $5,800 in cash. The net financial statement assets exchanged for the stock was approximately $19,000. The value of these assets was determined by the president of the Company working with the Company's outside accountant.

The Company is an independent marketing organization for insurance products; the Company operates as a bridge between life insurance companies and the Company's network of insurance agents. The Company focuses particularly on life insurance products expressly designed for pre-retirees ("baby boomers") and senior retirees. The Company has a significant number of national contracts with major insurance companies. Through its pool of contracted insurance agents consisting of licensed insurance agents and financial planners, the Company offers the products of these insurance companies to the insurance consumer.

Marketing of Insurance Products

Traditionally insurance companies spent much time, resources and personnel on the recruiting, training, monitoring, and updating of its field agents. Independent marketing organizations, such as the Company, relieve the insurance companies of these functions and develop a pool of contracted insurance agents to handle the insurance products of the insurance companies. The Company contracts with an insurance company for the sale of that company's insurance products, including a broad spectrum of insurance including all classes of guaranteed fixed annuities and life insurance products.

Then, as part of the contract agreement with these insurance companies, the Company, at its own expense, hires, trains and contracts with independent insurance agents and financial planners for the sale of these insurance products. The Company conducts local seminars at various sites throughout the United States. It promotes these seminars usually through a mass mailing of flyers to the local licensed independent insurance agents and financial planners. At the conclusion of a seminar, some of the attendees will enter into a contract with the Company for sale of the insurance products of one of the insurance company represented by the Company. The insurance agents will typically enter into a contract with the Company because they receive the benefit of the training and support provided by the Company.

Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies selected by the agent depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele.

The agents are considered independent contractors to the Company and to the selected insurance companies. The insurance agents are not in an exclusive relationship with the Company and are free to sell insurance products from insurance companies that have no contractual relationship with the Company. However, an insurance company that has entered into a relationship with the Company, will only pay commissions to the Company on products sold by any of the Company's insurance agents. In this manner, the insurance companies act to ensure that the Company receives commissions on all insurance products sold by any of its contracted insurance agents.

Revenue to the Company

The Company receives its revenues from commissions on the insurance products sold by the contracted agents. The Company is remunerated by the insurance company on those sales. The amount of remuneration to the Company from any one of the insurance companies is based upon the gross sales volume of the insurance products sold by the Company's insurance agents handling that company's products. Each insurance company has a different commission schedule and usually different schedules for different products. The commission rates are negotiable between the Company and the insurance agent and depends upon the gross premium the agent generates.

In summary, the Company negotiates a commission rate with each insurance company based on a sliding schedule related to the type of insurance product sold and the type of customer to whom sold; these rates can vary between 3% at the low end (for instance for a product sold to an 85-year old client) to 10.5% (for a product sold to a 20-year old client). The Company also negotiates a commission rate with its contracted insurance agents which rates vary between 1.0% to 4.5% based upon the agent level. As filed as an exhibit, there are 17 different agent levels. The Company receives the difference between the commission rate paid to it by the insurance company and the commission rate paid by it to the insurance agent.

The insurance companies generally pay commissions weekly. The Company receives a weekly statement from its contracted insurance companies showing the issued policies and the commissions earned based upon the amount of the gross premium of these policies. The Company has the option to elect with the insurance company that it send both commissions (that of the insurance agent and that of the Company's) to the Company with the Company then forwarding the insurance agent the commissions. However, the Company has opted not to act as an intermediary in the payment of commissions in order to keep the accounting and administrative costs of the Company down. Therefore the insurance companies send the appropriate commissions directly to the Company and separately directly to the insurance agent. The Company does not act as an intermediary in regard to the payment of commissions and commissions are paid directly by the contracted insurance companies to the Company and to the insurance agent.

Commission Payment Example

The commission schedule of any one of the Company's contracted insurance companies is often a multilayered formula depending upon the type of product sold, the age of the purchaser of the product, the term of the product, the agent level, the marketing director level and other factors.

To start, the national marketing agent, such as the Company, is paid commissions at a certain contracted level (typically Level A through Level J) in that for the same product a Level A company may receive a 5% commission whereas a Level B company would receive a 4.88% commission. This level is negotiated with the insurance company when the Company enters into the initial contract with it. The Company has typically earned the highest level of commission payment. Within such commission level, the commission percentage will then vary depending on the type of product sold and the age of the purchaser of such product. The more expensive or inclusive a policy sold, the higher the commission level will be. Similarly, the age of the purchaser will effect the commission percentage such that an insurance policy sold to a 25-year old purchaser may generate a 6% commission whereas the same policy sold to an 80-year old purchaser would generate a 4.5% commission.

As with the levels of the national marketing agent, the insurance agents themselves are paid commissions based on a level contracted with the Company, usually based on experience and prior performance. Thus an insurance agent selling a certain product may receive a 3% commission whereas a different agent at a different level would receive a 2.75% commission.

Finally, upon the sale of an insurance product, utilizing the commission schedule for the Company's marketing level, the insurance company will determine the commission to be paid to the Company based on the type of product sold, the number of years of duration and the age of the purchaser. Then, the insurance company will do the same calculation for the insurance agent based on the agent's commission level. Thus, for example, the Company's scheduled commission may be 8% based on all the factors of the product sold and the selling insurance agent commission 3%, so the Company will be entitled to receive a commission of 5% after payment to the insurance agent of its 3%. The Company receives the scheduled commission payment from the insurance company and then pays to its contracted insurance agent the contract commission amount. The insurance agents are not in an exclusive relationship with the Company and are free to sell insurance products from insurance companies that have no contractual relationship with the Company. However, an insurance company that has entered into a relationship with the Company, will only pay commissions to the Company on products sold by any of the Company's insurance agents. In this manner, the insurance companies act to ensure that the Company receives commissions on all insurance products sold by any of its contracted insurance agents.

Current Operations

The Company has contracted with over 3,500 agents since its inception and estimates that approximately 1,000 are currently active at any given time. That is, not all those 1,000 agents are producing in one month or one year but that during the year some of those agents will produce some insurance product sales. The Company considers an agent active if the agent attends a workshop or seminar, turns in business, or communicates his activity with the Company in some other fashion; it does not mean that the agent necessarily produces business that month or year. The Company does not consider an insurance agent inactive until an agent specifically notifies the Company that he is no longer continuing in the insurance business, his license is cancelled, or he dies. In addition, there may be agents who are relatively dormant for several months or even years, that is they are neither producing, attending meetings, contacting the Company or otherwise indicating business activity i.e. currently active, nor explicitly inactive. Because agents may not produce insurance business for periods of time, the number of active agents that the Company considers active is fluid and changes almost daily and the Company can only estimate the number actively selling insurance products. During 2006, approximately 945 insurance applications were submitted by approximately 200 agents.

The gross volume of sales of insurance products by the Company's licensed insurance agents was over $53,937,300 in 2005. This figure represents the total cash sales made by the Company's insurance agents (referred to as "premium" or "gross premium").

The Company's insurance agents are each licensed by the states in which they practice to conduct business. Each of the insurance companies with whom the Company is in contract is licensed as an insurance company in each of the states listed and the insurance products offered by these insurance companies are approved by each state insurance department. The insurance agents with whom the Company has contracted are all licensed by the states in which they do business either as a resident or non-resident agent. As an insurance marketing company, the Company itself is not required to be licensed by the state's insurance department as an insurance agent. However, the president of the Company, Robert J. Tonachio, Sr., is licensed as an insurance agent or broker in each of the states listed below and the Company itself is currently qualified to do business in the following states:

Alabama	Illinois	Mississippi	Pennsylvania
Arkansas	Indiana	Nevada	South Carolina
Arizona	Kentucky	New Hampshire	Tennessee
Colorado	Louisiana	New Jersey	Texas
California	Maryland	New Mexico	Virginia
Florida	Michigan	North Carolina	Washington
Georgia	Massachusetts	Ohio	West Virginia
Idaho	Minnesota	Oklahoma	

Contracted Insurance Companies

The Company enters into a contract with an insurance company for the sale of that company's insurance products. The Company seeks insurance companies that offer attractive products and products that will be attractive and appropriate to the agents for sale to their clients. Insurance products change and certain insurance companies may become more or less attractive as their products are phased in or out or as the needs and demands of the consumer change and evolve. For instance, some persons may be looking for a higher yield and riskier product than others who seek a definite monthly return.

Before the insurance company enters into a contract for the sale of its products, the insurance company will thoroughly investigate the Company including credit standing, regulatory compliance, any criminal or civil history. Most insurance companies require that the Company have a past production volume and history of approximately $10,000,000 or more in gross premium revenue. After meeting the insurance company review, the Company and the insurance company will enter into an agreement for the sale of that insurance company's products. The Company will hire and train agents who will select one or more insurance companies with products suitable for representation by them.

The Company will then contract with the insurance company for the agent and will enter into the an agreement with the insurance company and the agent for the sale of the insurance company's products. The Company will train and maintain current training of each agent for the product(s) offered by those insurance companies represented by that agent. Certain insurance companies will administer their own test to the proposed agent before allowing that agent to sell certain complicated insurance products. The Company will have trained and prepared the insurance agent for such test.

The Company has active contract agreements with the below listed insurance companies for the sale of their products. Some of these companies are larger and have a wider reputation than others but each company designs the insurance products it offers and the agents, through contract with the Company, determine which products are most suitable for sale by them and therefore which company(ies) they wish to represent.

Allianz Life Insurance Company
American Equity Investment Insurance Company
American National Insurance Company

Americom Life Insurance Company (LMG)
AmerUs Life Insurance Company
Columbus Life Insurance Company
Fidelity & Guaranty
Great American Life Insurance Company
Indianapolis Life Insurance Company
Illinois Annuity & Insurance Company (LMG)
ING USA
Investors Insurance Company (LMG)
John Hancock Variable Life Insurance Company (LMG)
Life Insurance of the Southwest
Lincoln Financial Group/First-Penn Pacific
Mutual of Omaha
Penn Treaty-Net Work America Insurance Company
Sun Life Financial
Transamerica Life Insurance & Annuity
Washington National (LMG)

Typically, AmerUs represents a substantial portion of the Company's total gross sales volume although that may vary as the productivity and sales activity of the insurance agents may vary. The Company believes that it is one of the top national producers for AmerUS. As of September 30, 2006, AmerUs Life Insurance Company represented 52% of the Company's commissions, approximately $15,525,688, Washington National 19%,Fidelity & Guaranty 14% and Allianz 13%. This group of companies represents approximately 98% of the Company's business based upon the gross sales volume for the period ended September 30, 2006.

In the above list, certain companies have the designation (LMG) following their names. These companies are part of the Legacy Marketing Group (LMG) which is aa super marketing company for insurance products. Legacy designs exclusive products, services those products and does all the back and continuing office work on those products (issues the products, provides customer service on them as well as acts as the licensing and contracting departments for agents). Legacy has approximately 350 wholesalers who recruit and train agents for it for its exclusive products. Legacy selects companies like Transamerica, Washington National and others to underwrite certain products that it designs. Therefore the contract is through Legacy with the insurance company underwriting that product Legacy is marketing.

The contract with AmerUS Life, a copy of which has been filed as an attachment to this Offering Circular, provides that the Company may recruit and recommend insurance agents to sell AmerUS Life products, subject to approval by AmerUS. The Company will receive commissions based on the sales made by these agents. AmerUS Life has the right to reject any application for insurance without specifying any reason therefor.

The Company agrees to indemnify AmerUS Life against any loss or expense caused by the Company or one of the Company's insurance agents. Both parties agree that any disputes arising from the contract will be decided by the American Arbitration Association. The indemnification provision and its terms are standard in the contracts that the company has with the insurance companies. As of the date of this Offering Circular, no claim has been made against the indemnification provision of the contracts with the insurance companies by any of the insurance companies. The contract may be terminated with or without cause by either party upon thirty days written notice or immediately for cause upon written notice. "Cause" for termination includes embezzlement or misappropriation of funds, misfeasance or malfeasance resulting in liability to AmerUS Life, failure to comply with regulatory requirements, material contract breach, commission of a fraud, commission of a felony or failure to pay indebtedness, if any, owed to AmerUS Life. The Company believes that it has an excellent working relationship with AmerUS Life and does not foresee any change in its relationship with it.

Contracted Agents

After the Company has negotiated a contract with an insurance company, the Company then begins, solely at its expense, to recruit, train and contract life insurance licensed agents and financial planners, who are also life insurance licensed. The Company develops its pool of insurance agents by the use of small local 3-hour workshops. The Company determines a geographic area to target new insurance agents. It advertises the workshop in that area through mass mailings of an advertising mailer sent to local insurance agents and financial planners. The Company may buy names of insurance agents and financial planners for the mailing of the mailer or it may use one of its existing lists. The Company has an inventory of proven agent lists that it has built over the past 14 years and it will often use these lists to advertise a workshop. A new list typically will cost $.10 per name and is not guaranteed for address or telephone accuracy. The Company does not regularly purchase lists and does not have a suppler of such lists. At the conclusion of the workshop, many of the attendees will contract with the Company for the sale of the life insurance products of one or more of the products of the insurance companies presented. All agents that sell insurance products for the Company's insurance companies have entered into contracts with the Company. The Company's insurance agents may sometimes be referred to herein as "contracted agents" or "contracted insurance agents" or similar terminology.

Although the Company will be presenting the products and policies of the insurance companies, the Company is responsible for all the expenses involved in recruiting, training and contracting the agents. This includes printing, purchasing mailing lists of agents, labor to process the mailer, receiving phone reservations for the meeting, follow up phone calls to each reservation to confirm attendance, preparing the contracts for each company to be presented at the meetings, preparing sales kits for each attendee, shipping all the materials to the meeting rooms, setting up the meeting rooms, paying for meeting rooms at hotels, travel to and from the location, overnight room expense and meals on the road. After an agent enters into a contract with the Company, either at the meeting or subsequently, then the contract and agent profile is sent to the Company's office and processed. The Company provides continuous training for the agents via the telephone or seminars or written literature and offers telephonic assistance to the insurance agents on questions about the insurance products or administrative matters.

The insurance agent will contract to sell the products of one or more of the Company's contracted insurance companies . The agents do not contract with all the insurance companies with which the Company participates, but only the ones with which that agent wants to be licensed, usually about five or six but sometimes as many as 12 or more. The agents select the insurance companies with which they would like to be licensed based upon that company's products and the appeal of those products to the demographics of the agent's clients or potential clients.

Insurance agents who sell products of a certain insurance company work exclusively through the Company for that insurance company. That is, an insurance company with whom the Company has a contract relationship will not pay commissions to any other marketing organization for policies sold by that agent.

The Company has contracted and trained 3,500 insurance agents and estimates, based on prior production levels, that approximately 1,000 agents are selling insurance products in any given period. However, not all these agents are producing insurance policies at any given time. The number of agents each month that sell insurance products is fluid and changes almost daily. The Company does not monitor the activities of its agents although it does receive a weekly report from the insurance companies as to which agents have produced sales that week. The Company's contracts with its insurance agents do not expire on the basis of lack of sales. However, if an agent's license is close to expiring, the Company will contact that agent to confirm if that agent intends to continue in the business. Some agents do not sell policies for several months or even years and then will get very productive. The annual renewal of his license indicates to the Company an insurance agent's intention to continue to have the option to sell insurance products. The Company does not impose a required minimum on its agents nor any amount of continuing training. Often the degree of an agent's activity depends on what products are available that that agent wishes to sell or other factors personal to the agent.

If there is no activity by the insurance agents for some period of time, certain of the insurance companies will contact the Company to determine the status of the insurance agent. The Company will then in turn talk to the agent and discuss whether that agent wishes to continue as that insurance company's agent, wishes to continue in the business at all or what that agent's plans are. If that agent expresses no desire to actively sell insurance products, then the Company will recommend to the insurance company that the contract with that agent be terminated.

The Company considers all agents as active unless an agent's insurance license is cancelled, the agent dies, notifies the Company of a change in business or plans or the contract with the insurance company is terminated. All agents are required to send the Company a copy of the annual renewal of their state insurance license. The Company anticipates that approximately 10% of the agent force at any given time will be turning in business.

Errors and Omission Coverage

The Company maintains Errors and Omission Insurance against any possible actions against it, but the insurance agents are considered independent contractors and the Company believes that the contract between the insurance company and the insurance agent does not give rise to recourse against the Company for actions of the insurance agents by the insurance company or any outside party. The Company is not aware of any action brought against the marketing organization, like the Company, for actions by the contracted insurance agent.

The Company pays approximately $1,000 per year for the errors and omission coverage. The policy provides for an annual aggregate claim per agent of up to $2,000,000 with a per claim per agent maximum of $1,000,000 with a $500 deductible per claim. The total policy aggregate claims cannot exceed $25,000,000.

Insurance Policies and Insurance Products Offered by the Company's Agents

Not only does the Company act as a conduit for insurance products to the insurance agent, it educates and trains the insurance agent about insurance products and related matters. The specific products that are offered by the Company's contracted insurance agents depends on the needs of that agent's clients and the products of those insurance companies which the agent represents. The Company itself does not engage in selling insurance products.

In almost all instances, the contracted insurance companies offer straight life insurance products. However as a retirement vehicle for pre-retirees and current retirees straight insurance policies may not offer the financial return sought by these clients. Therefore most of the contracted insurance companies offer an additional variety of products focusing primarily on annuities. The suitability of any product depends on many factors including the amount of funds available for investment in the product, tax deferral requirements, the risk or uncertainty of financial return the client is willing to take and the return option the client is seeking, i.e. income for life, for a specific period of time or income for life with a specific period guaranteed. As each insurance company designs its own insurance (retirement) products and each product has a vast number of variations, there are literally hundreds of such insurance (retirement) products available for the consumer. Some insurance companies will link an annuity or insurance product with a long-term health care policy. Some products provide for annuity survivor benefits. Other annuities provide a cap on the increased earnings of an annuity that is linked to a index vehicle. The variations on available insurance products are limitless and continually changing.

In addition to the straight life insurance policy products (both term and whole life), the main types of products offered by the contracted insurance companies (with variations specific to each insurance company) include:

> Fixed guaranteed annuities for a fixed period of time or for life. This annuity will credit interest at a rate that is declared and guaranteed for such period. This annuity provides a set amount of return to the purchaser for the term of the annuity.
>
> Equity index annuities which guarantee principal plus a percentage of the upside potential of the Standard & Poor's 500 Index, Nasdaq 100 Index, or Dow Jones Index. That is the client will receive interest on his annuity based on the possible increases shown in one of the linked indexes. On the other hand, although the client will not lose his principal, such indexes may not show any gain and thus there will be no interest increase. Some annuities provide a minimum interest that will be paid despite a lack of the index increase. Other annuities provide a cap on the increase in interest from inception or from the beginning of a certain accrual period.

In all cases the client's principal is guaranteed by the contracted insurance companies whose products the Company offers.

Introductory Seminars

The Company holds introductory 3-hour seminars throughout the United States targeted to licensed insurance agents and financial planners to introduce the Company and the insurance companies it represents. Through these seminars the Company has increased its base of contracted insurance agents. In 2004, the Company conducted 28 seminars and in 2005, the Company conducted 27 introductory seminars. Each seminar averages approximately 15 to 20 attendees with an average of 8 agents per seminar entering into contracts with the Company. These numbers are averages and the Company has held seminars with over 50 attendees and others with only 5 or 6.

The Company plans some seminars based on new product approvals by various states. State approvals on new products are made at various times, with some states acting quickly and others somewhat slower. The Company believes that new available products stimulate insurance agents' interest and prompts them to attend explanatory seminars. Upon approval of a new product, the Company will determine to offer a seminar in that state concerning the that product, usually within 4 to 6 weeks of the state's approval. The Company also considers weather in determining seminars with an attempt to hold them in the north in the last spring and summer and the south in the winter and fall.

American Annuity Academy

The Company runs periodic insurance and financial workshops designed for insurance agents and financial planners referred to as the "American Annuity Academy." These workshops differ from the Company's seminars in that these workshops are designed to provide more in-depth training for the Company's contracted agents and typically consist of 2-day training sessions as opposed to the other seminars given by the Company which are more introductory in nature and last approximately 3 hours. The seminars are conducted at various locations throughout the United States and are designed to introduce the Company and some of the latest products to area insurance agents whereas the Academy workshops are designed to offer more intensive training primarily to agents already contracted with the Company. In the workshops, the contracted insurance agents and certified financial planners are educated and trained on such matters as determining client needs and suitability of products with an emphasis on the needs of pre-retirees ("baby boomers") and retirees. In 2005, the Company held two Academy workshops at the, one March 3rd through 5th and the other September 9th and 10th.

Discussions and classes are also taught on safe and secure ways to increase a client's income, reduce a client's taxes and to reduce taxes and protect assets on death. In addition, certain agents receive intense training in sophisticated concepts concerning IRAs, insurance products (*see* discussion below), and other topics. The Company believes that the Academy stresses success through a "client first" attitude designed to benefit the consumer and enhance the professionalism of all who attend.

The Company rents a meeting room at a local hotel for the duration of the Academy training session. The training materials used in the training sessions are provided by the insurance companies at no cost to the Company. The total cost to the Company for each 2-day training session is approximately $5,000 to $8,000, depending on the number of attendees. This cost includes the room rental, material handout reproduction, coffee and snacks served and any other charges.

Many of the instructors are provided by the major insurance companies listed in this Offering Circular. The instructors donate their time and no compensation is paid to them. Typically the instructors (or the insurance companies for whom they work) pay their own travel and hotel expenses. The Company has found that the insurance companies encourage their personnel to speak at the Company's seminars as it furthers the education of the field agents and it is believed that the more knowledgeable an agent the fewer questions or mistakes that may be made and, perhaps, the more product he will produce.

Frequently, the Company will also invite one or more of its top producing contracted insurance agents to speak at the Academy. In such a case, the Company will reimburse the field agent for expenses although the agent will donate his time. The Company believes that the invited instructor agents find these workshops useful for them as it provides a forum for a free exchange of ideas and marketing methods. The Company has found that the invited instructor agents and attending field agents seem to learn from each other in a spirit of cooperation rather than competition. The Company usually has more agents willing to serve as instructors than there is room for such instructors at the workshop.

Approximately 100 people annually are trained at the Academy workshops. The Company believes that the more educated agents become about the insurance products, the more business they will generate.

The Company does not have a formal method of evaluating the effectiveness of its training programs other than reviewing the types and number of questions asked by the agents prior to and following training, the types of insurance policies being written and offered by the agents, and, primarily, feedback from the insurance agents. Some agents are new to the type of products offered by the Company and it may take repeated follow up and additional training before that agent actually produces results. The Company starts training by informing the agents about the advantages of marketing a particular product and introducing or reviewing the product with the agents over the phone prior to the training session. In the case of Webinars training, the Company will test the agents on the subject matter approximately three times using instant pop-up quizzes during the training session. This serves to immediately inform the Company if the agent is understanding the subject matter during the training session. Immediately after the training session, the Company follows up with each agent by phone to see if there are any remaining questions or confusions about the subject matter. The Company offers replays of each session everyday for a week so that an agent may repeatedly listen to the lesson until the material is mastered.

After the initial workshop training, the Company contracts with agents to sell the products of certain insurance companies with whom the Company has previously entered into a contract for the training and supplying of such agents. The various states require licensed insurance agents to take continuing education courses on an annual basis. If an agent does not comply complete these continuing education courses, an agent's license may be suspended. In addition to the state licensing requirements for insurance agents, the insurance companies with whom the contracts rely on the Company to provide the individual insurance agent with the training and support necessary to understand the insurance products. Such insurance companies do not require any specific level of proficiency nor independently test or review the agents.

Academy Workshop Example

On June 2 and June 3, 2006, the Company held an Academy workshop in Nashville, Tennessee. There were a total of 44 attendees, including 13 instructors. (Instructors will lecture on a subject specific to them but will join the remaining sessions of the workshop as an attendee). The 13 instructors are not charged a fee and the Company did not charge 6 long-time very productive repeat attending agents. Approximately 25 of those in attendance paid a fee which fee varied from $100 for repeat attendees to $595 for first time attendees, with the average price per paying attendee of $316. Insurance agencies, rather than individuals, usually get a discounted price of $395. Total revenue from this workshop was $7,900 with expenses of approximately $8,200 for the meeting room rental, meals, travel reimbursement and telemarketing of invitations.

Marketing of the Company's Business

The Company plans to continue to grow its business by increasing its base of certified financial planners and insurance agents. The proceeds of this offering will be used to expand the number of the Company's local seminars, to increase the training at the American Annuity Academy and, for the first time, to advertise the Academy in trade publications. The Company also anticipates offering seminars in different areas of the country using email and telemarketing in addition to its current method of direct mailing of advertising mailers to build attendance.

The Company anticipates that it will negotiate rates for advertising in the trade journals and will make a decision if the price of such advertisement is worth the anticipated results. However, the Company does not now know what that price will be. The Company has found that the insurance agents who attend the Academy often experience substantial production increases as their knowledge and expertise grows.

The Company has just started using the Internet as a marketing tool and bought a mailing list from Agent Media Marketing Company, to email to a selected list of licensed insurance agents advertising the Company's workshop session. Usually the Company maintains its own lists garnered over the past 14 years. The Company and the lists that it maintains and those that it may purchase, target certified financial planners and qualified insurance agents. Lists with this type of information are readily available through list services. The list that the Company purchased, including the email to each person on the list, cost approximately $2,550. From the emailings, the Company had 150 responses from which two have contracted with the Company. The Company is currently considering expanding its marketing efforts through such Internet marketing techniques.

The Company prides itself on its on-going relationship with its agents and financial planners. The Company is in touch with agents on a daily, weekly and monthly basis whether by telephone, newsletter, email or otherwise. Many of the contracted agents call the Company frequently with questions about companies and products. The Company attempts to respond to each inquiry from all its agents and to help them service their clients better by understanding their products better. Part of the proceeds from this offering may be invested in acquiring additional personnel for the interaction with the additional agents and financial planners if the expansion of the Company's contracted insurance agents base is successful.

The Company has allocated approximately 77% of the proceeds of this offering for the expansion of its marketing program, which includes increasing the number and local of the seminars and utilizing additional methods of promoting the workshops, 11% of its proceeds to the expansion of the Academy through increasing the number and type of workshops offered therein, including possibly additional trainers, and 5% of the proceeds to officers' salaries which may include costs for additional trainers. The Company does not have a time-line for the expansion of the workshops at the Academy but believes that it will increase the number offered from the current annual average of 2 or 3 to approximately 5 or 6.

The Company has earmarked approximately 6% of the proceeds of the offering for administrative expenses. If the increased marketing results in an increased number of insurance agents and contracted insurance companies, then the Company anticipates that it may hire one or two additional employees most probably as administrative assistants and secretaries in order to handle the additional paper work generated by such possible increase. The Company has not projected how many employees it may hire because it does not know at this time the results of any additional increased marketing efforts.

The Company believes that the better trained the insurance agents are and the more educated about insurance products, then the more likely it is that these agents can answer questions and recommend product which will probably result in the sale of more insurance products than from agents who cannot answer questions or recommend products; such an increase in sales would increase the revenue of the Company. The Company strongly believes that preparing the agents to understand their clients, to know the available products and to match the two, will produce better agents.

Employees and Consultants

The Company presently has six full time and two part time employees. Robert J. Tonachio, Sr., president and sole director; Robert J. Tonachio, Jr., Executive Vice President and Chief Operating Officer; one office administrator, one marketing consultant, and one assistant marketing consultant. Robert J. Tonachio Jr. is the son of Robert J. Tonachio. Most of the employees are engaged in telemarketing and administrative duties. The telemarketing duties include the calling of the Company's licensed agents on the telephone to update such agents on new products and to alert them to upcoming "Webinars" and workshops.

Competition

The Company faces competition from a substantial number of companies. Many of these existing and potential competitors have greater name recognition and marketing capabilities and substantially greater financial resources than those available to the Company. The Company faces competition from both national and regional independent insurance intermediaries, boutique broker/general insurance agents and local distributors. The insurance wholesaler industry has numerous small broker agencies, like the Company, but also has many national companies against whom the Company must compete, such as Asset Marketing, Brokers International, Creative Marketing International Corporation, Shurwest Financial Group Oasis Financial Group and others.

The Company's insurance agents face competition in sale of insurance products from other independent insurance agents, financial planners and insurance companies themselves who offer products directly to the consumer. The Company faces competition in recruiting the insurance agents and licensed financial planners to contract with the Company and sell their insurance products through it. Based upon feedback from its insurance agent attendees and upon the Company's experience, the Company believes that its initial seminars and advanced workshops, assist agents in becoming more educated about insurance products and, at the least, provide the opportunity to insurance agents to learn more about available insurance products which may assist the insurance agent in becoming a better agent.

Regulation

The insurance industry is regulated by the various state insurance departments. The states must approve all products that the insurance companies offer within that state. The state insurance departments oversee the insurance company's operations and reviews each company's financial condition. Compliance with these state regulations is handled by the insurance companies with whom the Company contracts and the Company ensures that such regulations are compiled with before entering into contract relations with an insurance company.

All insurance agents must be licensed by each state in which they do business. The Company seeks licensed insurance agents and certified financial planners who are licensed insurance agents to work as their contracted agents. The Company reviews a contracted agent's licenses and will only accept sales or products offered to clients in those states.

State insurance laws grant supervisory agencies, including state insurance departments, broad regulatory authority. State insurance regulators and the National Association of Insurance Commissioners continually reexamine existing laws and regulations, some of which affect the Company. These supervisory agencies regulate, among other things, the licensing of insurance brokers and agents and other insurance intermediaries, regulation of the handling and investment of third-party funds held in a fiduciary capacity and the marketing and compensation practices of insurance brokers and agents. The Company maintains a policy of strict compliance to these laws.

All of the Company's agents are licensed to engage in the life insurance business in all of the jurisdictions where they do business. In addition, the insurance laws of all United States jurisdictions require individuals who engage in agency, brokerage, and certain other insurance service activities to be licensed personally. The Company believes that it is in compliance with applicable insurance laws as the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to provide an analysis of the Company's financial condition and should be read in conjunction with the Company's consolidated financial statements and the related notes included elsewhere in this report. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions which could cause actual results to differ materially from management's expectations. See "Forward-Looking Statements" included elsewhere in this offering circular.

Executive Overview

Robert James and Associates Incorporated is a leading independent wholesale distributor of life insurance products, primarily to affluent individuals. Founded in 1992 as a sole proprietorship, the Company has grown internally during the past thirteen years, leading to incorporation on December 9, 2005. The Company operates a national distribution network of over 3,500 agents and agencies in 31 states. Its revenue consists primarily of commissions generated by the sale of life insurance products by its agents. For the year ended December 31, 2005 the Company had Commissions of $577,700 compared to Commissions for the prior year of $412,300. The Company experienced a 40% increase in Commissions for the one year period ending in December 31, 2005, increasing its Net Income for the year ended 2005 to $173,600 compared to a loss of ($6,400) for the year ended 2004.

Many external factors affect its revenues and profitability, including economic and market conditions, legislative and regulatory developments and competition. Because many of these factors are unpredictable and generally beyond the Company's control, its earnings may fluctuate from year to year or quarter to quarter. In 2005, its commissions and net income benefitted from strong sales of fixed annuity products. The Company believes that such sales were driven by advanced training of the existing agent base and the acquisition of new agents.

Acquisitions of Agents and Agencies

The Company negotiates a contract with independent agents and principals of agencies. Under the contract agreement, the independent agents or agencies are entitled to commissions on the sale of life insurance products consisting of commission earnings on present and future purchases made by their clients. The Company is compensated on the gross premium generated by each agent. The percentage the Company earns will vary depending upon the contract the Company negotiates with the individual agent or agencies. In the case of a large agency, such as one with 100 or more agents, the Company may not earn a percentage directly but look to a bonus at the end of the year from the insurance company based upon total volume of business. The Company's percentage of commission is based upon various levels negotiated by agents or agencies and may range from zero percent to two percent of total gross premium.

Substantially all of the Company's agent acquisitions have been paid for by services and expertise rendered by the management of the company. The Company provides educational workshops and seminars throughout the United States and invite independent insurance agents and agency principals to attend these three hour sessions. The Company does not pay agents with cash or stock in the company for agent acquisitions.

Although management believes that the Company will continue to have opportunities to complete a similar number of agent acquisitions as in the past years, there can be no assurance that the Company will be successful in the future. Any change in its financial condition or in the environment of the markets in which the Company operates could impact its ability to acquire a substantial number of new agents.

Revenue

The Company's revenue consists primarily of commissions on gross premium generated by the sale of life insurance products by its agents. Through new agent acquisitions, increased training, and additional emphasis on products providing more benefits to clients, Commissions have grown 40%, from $412,300 in 2004 to $577,700 in 2005. The Company attributes part of the increase in Commissions to improved training due to the launch of the American Annuity Academy (discussed in detail elsewhere in this offering) in November of 2003 and the increased business generated by the attendees. Some attendees have also attended subsequent sessions for more advanced training during 2004 and 2005. Another factor in the Company's Commissions increase from 2004 to 2005 was due to additional emphasis on products that provided more client benefits. The Company's agents increased their marketing to higher net worth clients and concentrated on products with higher profit margins.

General and administrative expenses

At the corporate level, the Company incurs general and administrative expense related to the acquisition of new agents and the education of existing agents. General and administrative expense includes compensation, occupancy, professional fees, travel and entertainment, technology, telecommunication, advertising and marketing, and depreciation. Depreciation expense is related to capital assets, such as office furniture and equipment. General and administrative expenses decreased from $418,700 in 2004 to $404,100 in 2005. During the year 2005 the Company's major expense items were Advertising & Telemarketing at $221,400, Office Administration at $65,500, and Professional Legal & Accounting Fees at $25,600.

Results of Operations

The Company increased Net Income for the year ended 2005 to $173,700 from a loss of ($6,400) for the year ended 2004. The Company attributes the Net Income increase to reducing operating expenses while increasing Commissions. The decrease in expense resulted primarily from a decrease of $12,400 of expenses related to Travel due to more efficient planning, coupled with a decrease in Office Administration of $6,500 principally due to increased productivity. Some expenses, such as Professional Fees, increased due to incorporation. However, the Company decreased spending in other areas, such as equipment lease, advertising, promotional expense, and the previously mentioned travel and office administration. Some of this decrease is due to fewer seminars in 2005 than in 2004.

The following table sets forth certain of our expenses as a percentage of revenue for the periods indicated:

Year ended December 31, 2005 compared with the year ended December 31, 2004

STATEMENT OF INCOME DATA:	Year Ended 2004	Year Ended 2005	Dollar Amount Difference	Percentage Difference
COMMISSIONS	$412,300	$577,700	$165,400	40.12%
GENERAL AND ADMINISTRATIVE EXPENSES				
Advertising and telemarketing	224,100	221,400	(2,700)	-1.2%
Office administration	72,000	65,500	(6,500)	-9.0%
Travel	33,400	21,000	(12,400)	-37.1%
Equipment lease	18,900	15,200	(3,700)	-19.6%
Professional fees	18,300	25,600	7,300	39.9%
Maintenance	13,000	4,200	(8,800)	-67.7%
Telephone	5,900	9,000	3,100	52.5%
Utilities	5,100	6,600	1,500	29.4%
Promotional expense	4,800	1,700	(3,100)	-64.6%
Insurance	4,600	2,800	(1,800)	-39.1%
Contract labor	4,300	6,100	1,800	41.9%
Office equipment and expenses	4,300	9,500	5,200	120.9%
Depreciation	3,900	4,500	600	15.4%
Delivery expenses	3,800	6,300	2,500	65.8%
Permits, fees, and licenses	2,300	4,700	2,400	104.3%
Less operating expenses	418,700	404,100	14,600	-3.5%
NET INCOME (LOSS)	($6,400)	$173,600	$180,000	2,812.5%

Summary

Commissions increased $165,400, or 40%, to $577,700 in 2005 from $412,300 in 2004. The Company's revenue growth was derived from both internal growth of existing agents and the acquisition of new agents.

General and administrative expenses decreased $14,600, or 3.5%, to $404,100 in 2005 compared with $418,700 in 2004. As a percentage of commissions, general and administrative expense declined to 30% in 2005 compared with 101% in 2004, as the Company continued to benefit from the absorption of corporate expenses over an expanding revenue base.

Net income increased $180,000, or 2800%, to $173,600 in 2005 compared with a loss of $6,400 in 2004. The increase in 2005 was primarily a result of the continued growth of existing agents business, the acquisition of new Agents (both terms as previously defined) and a decrease in operating expenses.

Liquidity and Capital Resources. A summary of the changes in cash flow data is as follows:

	For the Years Ended 2004	2005
Cash flows provided by (used in):		
Operating activities	$ (2,100)	$ 178,100
Investing activities	(5,800)	---
Financing activities	7,200	(181,100)
Net increase	(700)	(3,000)
Cash and cash equivalents—beginning of period	9,500	8,800
Cash and cash equivalents—end of period	$ 8,800	$ 5,800

At December 31, 2005, the Company had cash and cash equivalents of $5,800, a decrease of $3,000 from the balance of $8,800 at December 31, 2004. The decrease in cash and cash equivalents in 2005 was largely due to draws taken by the owner during the year. (Sole proprietors do not take a salary as they are not employees, but instead take cash or property directly from the Company's earnings, reducing their equity in the business. The Owner's Draw shown in 2005 refers to funds the proprietor took out of Robert James and Associates prior to its incorporation December 9, 2005. Owner's Draw is not applicable to corporations.

As of September 30, 2006, the Company had cash and cash equivalents of $206,850. The Company has no debt.

Operations History

In 2005, the Company held 27 3-hour seminars and 2 American Annuity Academy 2-day workshops at a cost of $221,400 or an average of $7,635. The Company averaged approximately 15 to 20 attendees per 3-hour seminar with an average of 8 agents per seminar contracting with the Company. In 2005, the Company signed 250 new contracted agents at an approximate cost of $886 per agent. Seminars were held in Alabama, Arizona, California, Connecticut, Florida, Georgia, Indiana, Illinois, Kansas, Massachusetts, Mississippi, New Hampshire, New Jersey, New Mexico, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, and Virginia, frequently with more than one seminar in a state.

	Seminars/ workshops	Cost per Seminar/ workshop	Cost Per Agent	Agents Contracted	Total Investment
2005	29	$ 7,635	$886	250	$221,400
2004	30	$ 7,470	$934	240	$224,100

Trends, Events and Uncertainties

The Company believes that the use of the national marketing agent will increase as the complexity of insurance products increases. The Company believes that insurance companies will rely more heavily on the marketing agent to explain and distribute their products as well as to provide the support (primarily telephonic) mechanisms to field agents. In addition, the Company believes that the insurance agents will also increasingly use marketing agents as the number and complexity of products grow to assist the agent in providing quick answers, support materials and other information and education.

The Company believes that the insurance industry is a strong growing industry as people utilize insurance not only to provide payments upon their death but for retirement, wealth building and college funding. The Company believes that as people tend to live longer, the demand for insurance products providing such benefits will increase.

Forward Looking Statement

The Company believes the proceeds from this offering will augment the company's existing positive cash flow to expand its current business interest more rapidly. The Company believes that it will not need additional funds for one year from the date of this Offering Circular to meet the expenditures required for expanding and operating its business as proposed. If the Company's future operations are successful and profitable, the Company will have operating funds available for such purposes and for working capital. The Company anticipates that any revenues earned will be received primarily from the sale of the insurance products from its base and any expansion of that base of insurance agents. Expenditures during the period will principally relate to: (1) the acquisition of additional financial planners and insurance agents through the increased number of local seminars and (2) the expansion of the American Annuity Academy.

Listing of the Company's Securities on the "Pink Sheets"

The "Pink Sheets" is a privately owned company that provides Internet-based, real-time quotation service for OTC equities and bonds for market makers and brokers. The Pink Sheets started in 1904, when the National Quotation Bureau began as a paper-based, inter-dealer quotation service linking competing market makers in OTC securities across the country.

To be quoted on the Pink Sheets, a company needs one market maker to quote the company's stock. Only SEC-registered broker-dealers (market makers) that are members of the National Association of Securities Dealers (NASD) can quote securities in the Pink Sheets. There are no listing requirements to be quoted on the Pink Sheets. Current financial information must be submitted by the market maker on behalf of the company with a Form 211. NASD rules do not require the financial statements of Pink Sheet issuers to be audited, but to be prepared in accordance with GAAP.

A company needs to provide its market maker with information. Securities and Exchange Rule 15c2-11 requires a broker/dealer to obtain and keep in its files certain information about a company before initiating a quote for it. The market maker must have a reasonable basis for believing that the information is accurate and obtained from reliable sources. The required information includes a general business description, location and contact information, officers, total shares outstanding, transfer agent, recent prospectus or offering circular, balance sheet, retained earnings and profit and loss statements. The NASD monitors compliance with Rule 15c2-11 by requiring market makers to file a Form 211 at least three days prior to quotation in the Pink Sheets. NASD review may take a considerable amount of time depending, among other things, on whether or not the NASD requests additional information from the market maker and the amount of time required to respond to requests for additional information. Issuers pay no fees to be quoted on the Pink Sheets. Market makers pay a monthly fee to quote a security.

The Company intends to seek a market maker and provide the necessary information to allow the Company's securities to be quoted on the Pink Sheets. The Company believes that the information contained in this Regulation A Offering Circular provides the necessary and complete information required by a prospective market maker to comply with Rule 15c2-11.

While the Pink Sheets do not have a requirement that the issuer continue to provide updated financial information to the Pink Sheets, federal securities law requires that adequate current information must be publicly available when an issuer's securities are traded in the OTC market under several circumstances. If and when the Company gets its shares quoted on the Pink Sheets, it intends to maintain the currency and accuracy of the information available about it through periodic updating of its financial statements and company information.

Trading Price of the Company's Common Stock

If the Company's shares commence trading and are quoted on the Pink Sheets, the trading price of its common stock may be below $5.00 per share. If the price of the common stock is below such level, trading in its common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's common stock which could impact the liquidity of the Company's common stock.

Item 7. Description of Property

DESCRIPTION OF PROPERTY

The Company uses offices in a building owned by the Company's president at 615 River Road, Kingston, Tennessee 37763 for which it has not paid rent while it was a sole proprietorship. However, the Company has been paying certain expenses of the property. In the year 2005, the sole proprietorship paid an aggregate of $26,759 ($2,223 per month) in expenses including real estate taxes, insurance, utilities, and maintenance. The Company will continue to pay these expenses. Its telephone number is 865/376-4925. The Company anticipates entering into a lease agreement for rental of the office space at approximately $2,000 per month or $7.50 per square foot for a period of five years after completion of the offering. Although this lease will not be negotiated with third parties in an arm's length transaction, the Company believes that this is a fair price and less than what the Company perceives as the approximate market rate of $10 per square foot based on local commercial space advertising and discussions with realtors and other business people. The Company intends to enter into this lease regardless of the results of this offering and it anticipates that it will use proceeds from revenues generated before the anticipated expansion of the business based on this offering.

Item 8. Directors, Executive Officers and Significant Employees

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	Age	Position	Date Directorship Commenced
Robert J. Tonachio, Sr.	69	Chairman of the Board, President Director	December 9, 2005
Robert J. Tonachio, Jr.	29	Executive Vice President, Chief Operating Officer	

The Company's director will serve until the next annual meeting of the stockholders and until his respective successor has been elected and qualified or until death, resignation, removal or disqualification. The Company's articles of incorporation provides that the number of directors to serve on the Board of Directors may be established, from time to time, by action of the Board of Directors or shareholders. Vacancies on the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Robert J. Tonachio, has served as president and chairman of the board of the Company since its inception on December 9, 2005 and was the sole proprietor of the Company's predecessor sole proprietorship since its founding in 1992. In 1968, he joined Bache & Company (now Prudential Securities) as an account executive, later becoming its lecture chairman for the New York area. He has been licensed with the Chicago Board of Trade, the New York Mercantile Exchange and the New York Stock Exchange but no longer maintains these licenses as he is no longer involved in that business and currently maintains only his insurance license. After his employment with Bache & Company in 1973, Mr. Tonachio was elected to the board of directors of Laidlaw, Coggeshall, Inc, members of the New York Stock Exchange, and was placed in charge of retail research, municipal bond trading, OTC trading department, and the branch system. Subsequently, he became head of investment banking with Fitten, Cunningham, and Lauzon, members of the NYSE in New York. He has served as a fee-based consultant to several companies, Anacomp, Intercontinental Energy, National Lampoon, and Commonwealth Metals. Mr. Tonachio studied courses in business administration at the University of Miami, marketing courses at New England College and graduated from the School of Eastern European Languages at Syracuse University. Mr. Tonachio served in the United States Air Force Security Service.

Robert J. Tonachio, Jr. has served as Executive Vice President of the Company since its inception. Mr. Tonachio became a licensed insurance agent in 1996 when he became associated with Robert James & Associates the predecessor to Robert James & Associates, Inc. He has been active in marketing and sales and for the past nine years, and for the past four years has been a national wholesale marketing representative for the Company.

Mr. Tonachio is the son of Robert J. Tonachio, Sr., the president and chairman of the board of the Company.

Item 9. Remuneration of Directors and Officers

REMUNERATION OF DIRECTORS AND OFFICERS

Remuneration to the officers from the Company's predecessor company was determined based upon monthly production. Beginning in December, 2005, the Company entered into an employment agreement with Robert Tonachio, Sr. for his services.

	2005		2006	
Name	Valuation of Remuneration Received	Valuation Stock Received	Valuation of Remuneration Received	Valuation Stock Received
Robert J. Tonachio, Sr. President	$159,018	$ 1,021 (1)	$ 90,000 (2)	$ 0
Robert J. Tonachio, Jr. Marketing representative(3)	$ 70,000	$ 30	$ 64,000	$ 0

(1) Robert Tonachio, Sr. received 10,200,000 shares of common stock in 2005 for exchange for his interest in the sole proprietorship which was the predecessor company to the Company. The Company has valued the stock at $0.0001 per share. The Company has valued the 2% convertible non-voting preferred shares owned by Mr. Tonachio, Sr. at par, $0.0001, per share for an aggregate valuation of $1. The preferred shares were issued to Mr. Tonachio pursuant to a 5-year non-competition employment agreement.

(2) Pursuant to employment contract with Mr. Tonachio, Sr.; the salary has been expensed and accrued as a payable but not yet disbursed.

(3) The remuneration received by Robert Tonachio, Jr. represents commissions paid to him on sales of insurance products. After completion of the offering, the Company anticipates that it will pay Mr. Tonachio a salary in lieu of any commissions. The Company anticipates that the net effect to the Company's profitability will remain the same as Mr. Tonachio, Jr. will not then receive commissions on sales of insurance products. Robert Tonachio, Jr. received 300,000 shares of common stock in 2005 for exchange for his interest in the sole proprietorship which was the predecessor company to the Company. The Company has valued the stock at $0.0001 per share.

Anticipated Officer and Director Remuneration

Upon completion of the offering, it is anticipated that Robert J. Tonachio, the chairman and president and Robert J. Tonachio, Jr. Executive Vice President will receive remuneration at the annual rates of $120,000 and $80,000, respectively. Mr. Tonachio, Sr. has entered into an employment agreement with the Company. Mr. Tonachio, Jr. has not entered into an employment agreement and his annual compensation was determined to be commensurate with his previous commission earnings and he will not receive commissions on insurance product sales but such commissions will be retained by the Company.

Outside directors of the Company, if any, will receive compensation at the rate of $1,000 per board meeting attended. This compensation does not cover board action by telephone meeting or consent without meeting. The board intends to have one scheduled meeting per year but may take additional action by telephonic meeting or consent without meeting.

Upon completion of the offering, the Company intends to employ two additional marketing employees at salaries and or commissions consistent with prevailing industry standards. Although the Company has had general discussions with candidates for these positions, no agreements or understandings presently exist with any person.

Indemnification

The Company's Articles of Incorporation include an indemnification provision that provides that the Company shall indemnify officers, directors, agents and employees of the Company

(1) from action brought by a shareholder of the Company against such person by reason of such person holding the named position with the Company for expenses in defense of the suit if that person is successful on the merits of the case or acted in good faith in the transaction which is the subject of the suit. The indemnification does not cover any claim in which the person is adjudged liable for negligence or misconduct in the performance of his duties to the Company.

(2) from action other than by a shareholder of the Company against such person by reason of such person holding the named position with the Company for expenses in defense of the suit, for amounts paid in settlement, or judgments or fines, if that person is successful on the merits of the case or acted in good faith in the transaction which is the subject of the suit.

The indemnification provided in the Company's Article of Incorporation protect directors, officers, employees and agents against expenses in defense or settlement of a suit for actions taken by him on behalf of the Company. In order to qualify for such indemnification the officer, director, employee or agent must either be successful on the merits of the suit (i.e. found not liable) or able to show that he acted in good faith. That is, the Company will pay the expenses or settlement of a suit against a director, employee, officer or agent either (1) after the action has been decided if decided in favor of such director, employee, officer or agent (2) regardless if decided favorably if the director, employee, officer or agent can show that he acted in good faith. Whether one acted in good faith is a subjective judgement and, by the terms of the Company's Articles, needs to be determined by (i) the court (ii) a majority of the directors (who were not part of the action) (iii) independent legal counsel (iv) or the shareholders of the Company.

The sole director of the Company, Mr. Tonachio, is the majority shareholder of the Company and could therefore determine whether the standard for acting in good faith had been met and whether indemnification applied in any action, including any action involving him. However, the party bringing any such action has the right to apply to the court of jurisdiction to make the judgement as to acting in good faith and the application of the indemnification provisions. Thus if a shareholder believed that the Company incorrectly indemnified a director for actions taken by that director, he would most likely need to appeal to the courts to determine if such actions were in good faith because the majority of shares on any shareholder vote regarding director good faith are controlled by the sole director. Shareholders, unless acting on behalf of the Company at the request of the Company, are not covered by the indemnification provisions.

Employment Agreement

Robert J. Tonachio, Sr. has entered into a five-year employment contract with the Company through December 31, 2010, providing annual compensation at the rate of $120,000 plus escalation adjustments based upon inflation. In addition, the contract entitles Mr. Tonachio to an annual bonus based on the Company's pre-tax profits (before extraordinary items), equal to 10% of such amount in excess of $100,000 up to $200,000; 15% of such amount in excess of $200,000 up to $300,000; 16% of such amount in excess of $300,000. The agreement stipulates that the salary and bonus provisions therein become effective upon the successful completion of this offering. This provision was included in the employment agreement because the Company and Mr. Tonachio agree that no such employment agreement is necessary until the company is a public company with a base of shareholders other than Mr. Tonachio, Sr. and Mr. Tonachio, Jr.

The Company does not have audited financial statements so this annual bonus will be based upon the Company's unaudited financial statements prepared by an independent accountant but not on an audited basis and based on figures provided by Mr. Tonachio as president of the Company. Mr. Tonachio is the sole director of the Company and as such can enter into contracts with the Company that can amend this employment agreement, including its compensation terms.

In the event of Mr. Tonachio's death or disability, the contract requires payment to his beneficiary of the remainder of the sum due to the end of the contract period ($120,000 per year) exclusive of bonuses with respect to the periods subsequent to his death or disability. If payment from the key man insurance policy is made on the death of Mr. Tonachio, then this payment is superseded. The contract provides that Mr. Tonachio will not compete with the Company for a period of at least one year from the date of termination of the employment. The Company shall be entitled to liquidated damages in the amount of $25,000 in the event of a breach of the contract by Mr. Tonachio.

Mr. Tonachio is the sole director of the Company and as such can enter into contracts with the Company that can amend this present employment agreement, including increasing its compensation terms. In addition, the bonus package that is part of the employment agreement is based upon the Company's pretax profitability figures. The Company does not have audited financial statements so this annual bonus will be based upon the Company's unaudited financial statements prepared by an independent accountant but not on an audited basis and based on figures provided by Mr. Tonachio as president of the Company. Such an arrangement creates the opportunity for mismanagement or misuse of authority; however, a company director is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. Mr. Tonachio has a duty to act in the best interests of the Company when acting as a director of the Company. Director action can be validated or approved by shareholder vote, which vote, as majority shareholder, Mr. Tonachio controls. It would be conceivable that Mr. Tonachio could obtain favorable shareholder vote to ratify director action not particularly favorable to the Company or unduly favorable to Mr. Tonachio. However, Mr. Tonachio will not seek to justify or validate any such director action and does not anticipate taking any director action, including amending or waiving the employment agreement, which may be considered unfavorable to the other shareholders or to the Company. As a shareholder in the Company and an employee of the Company, Mr. Tonachio has a long-term interest in the Company and in its growth and success. Mr. Tonachio's son is an employee of the Company and both he and Mr. Tonachio anticipate a long-term relationship with the Company.

Key Man Insurance

The Company plans to obtain "key man" insurance on the life of Robert Tonachio, Sr. in the amount of $5,000,000 of which $1,000,000 will be designated for payment directly to the beneficiary of Mr. Tonachio and payment thereof will negate the requirement for any payments to the beneficiary under the terms of the employment agreement. There is no assurance that such insurance can be obtained.

Lock Up Agreement

The10,500,000 shares of the Company's common stock presently outstanding are all owned by the president and sole director of the Company and his son, an officer of the Company. Robert Tonachio, Sr., the president of the Company, has entered into an agreement with the Company whereby all the 10,200,000 shares owned by him shall not be sold, transferred or pledged pursuant to Rule 144 promulgated under the Securities Act of 1933 or pursuant to a registration statement filed under such Act for a period of 24 months after closing of this offering, without the Company's prior written consent. All the 300,000 shares of common stock owned Robert Tonachio, Jr. are subject to a lock-up agreement whereby such shares shall not be sold, transferred or pledged pursuant to Rule 144 or pursuant to a registration statement filed under the Act for a period of 60 months after closing of this offering, The Company notes that the lock up agreements restrict the sale of the shares held by the Company's sole director and two principal officers and such agreements could conceivably be waived or terminated by action of such director or officers. Management of the Company does not intend to waive or terminate or otherwise shorten the lock up agreements and copies of the agreements have been filed as an exhibit to this Offering Statement.

Item 10. Security Ownership of Management and Certain Security holders

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

Common Stock Table

	Number of Shares	Before Offering(1) Percent of Class (1)	After Offering Assuming Sale of all Shares (2) Percent of Class
Robert J. Tonachio	10,200,000	97.15%	90.3%
Robert J. Tonachio, Jr.	300,000	2.85%	2.6%
All Officers and Directors as a Group (3 persons)	10,500,000	100%	92.9%

(1) The total number of outstanding shares of common stock on the date of qualification of this Offering Circular is 10,500,000.

(2) The total number of outstanding shares of common stock after sale of the entire offering (800,000 Shares) would be 11,300,000.

Preferred Stock Table

	Number of Shares	Before Offering(1) Percent of Class (1)	After Offering Percent of Class
Robert J. Tonachio	5,000	100%	100%

Stock Table with Conversion of Preferred Stock

	Number of Shares	Before Offering(1) Percent of Class (1)	After Offering (3)(4) Percent of Class
Robert J. Tonachio:			
common	10,200,000	Conversion can occur only 24	
Converted preferred	5,000,000	months after offering	93.2%
Robert J. Tonachio, Jr.	300,000	2.85%	1.8%
All Officers and Directors as a Group (3 persons)	15,500,000	100%	95.1%

(3) Mr. Tonachio is the holder of 5,000 shares of the Company's 2% convertible preferred stock which the Company has the right to redeem at any time or times 24 months following the close of this offering at a price of $1,000 per share. The 2% convertible preferred stock can be immediately converted into shares of common stock on a basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock either (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of this offering.

(4) Assuming all 800,000 shares sold and outstanding and conversion of all 5,000 preferred shares, there would be 16,300,000 shares outstanding.

Item 11. Interest of Management and Others in Certain Transactions

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On December 9, 2005, the Company issued 10,500,000 shares of its common stock for all the outstanding interests in Robert James & Associates, a sole proprietorship owned by Robert J. Tonachio, Sr. Mr. Tonachio, Sr. received 10,200,000 shares and Robert Tonachio, Jr. received 300,000 shares. Robert Tonachio, Jr. is the adult son of Robert J. Tonachio, Sr. The Company determined a valuation of $.0001 per share for the 10,500,000 shares exchanged for the outstanding interests in the sole proprietorship.

In exchange for the shares of the Company, Mr. Tonachio, Sr., transferred to the Company equipment valued at $11,500 including seven office desks, five office computers less than one year old, computer printers, monitors, filing cabinets, telephone system, copier and office supplies. In addition, Mr. Tonachio transferred his contracts with national and regional insurance companies and the contracts with approximately 3,500 insurance agents which he had cultivated, trained and monitored throughout the 13-year life of his sole proprietorship. These contracts are integral to the operations of the Company in that the Company receives its revenues from the sale of the insurance products effected by these agents.

The issuance of the shares in the Company for the interests in the sole proprietorship was not an arms-length or negotiated transaction as Mr. Tonachio controlled both entities involved in the transaction. Management made a good faith effort to estimate the cost in current dollars of building a force of contracted agents similar to those transferred to the Company.

Management of the Company determined the value of the contracts with the insurance companies and the contracted insurance agents which value reflects the estimated costs associated with recruiting, training and contracting a force similar to the 3,500 agents acquired by the Company.

Without the transfer of these contracted agents and contracts with insurance companies, the Company would not only need to invest the time needed to recruit, sign, and train a force of contracted agents, but also cover the expenses involved to do so, all without simultaneously receiving income from the agents' production. With the transfer of these agents, the Company was able to immediately generate income based upon the contracted agents' production.

The Company has contracted and trained 3,500 insurance agents. However, not all these agents are active at any given time. The number of active agents is fluid and changes almost daily. The Company estimates that at any given time, it has approximately 1,000 active agents.

Conflict of Interest

Robert Tonachio, Sr. is the director of the Company and its majority shareholder. Shareholders owe no fiduciary or other duty to the Company or to other shareholders and will usually act or vote in a manner that most conforms to their goals for the Company. A director, however, is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. There may arise a time at which serving as the director of a company and simultaneously being the majority shareholder are in conflict. Mr. Tonachio may at some time in the future be faced with a situation in which his interests as a shareholder would lead him to support a certain corporate action whereas as a director he would favor another action in the best interests of the Company. In this situation, Mr. Tonachio has a duty to act in the best interests of the Company.

The Company's Articles of Incorporation provide that a transaction between the Company and any of its directors or officers is not invalid because of the inside relationship between those parties if such transaction is disclosed and approved by the Board of Directors and the shareholders. However, Mr. Robert Tonachio, Sr. is the sole director of the Company and the major shareholder. Therefore he is able to control the approval of any such transaction by both the Board of Directors and the shareholders. Thus, in theory, Mr. Tonachio would be able to obtain both shareholder and board approval for any transaction, even one that is unduly favorable to Mr. Tonachio. However, not only does Mr. Tonachio, as a director, owe a fiduciary duty to the Company to act in its best interests over and above his own, but Mr. Tonachio is solely dependent on the Company for his livelihood and deems the continuation of a strong company to be in his best interest. Approval by shareholder vote of a conflicted or interested transaction does not release a director from his fiduciary duty to the Company. Shareholders cannot vote away such duty.

In addition, having built the Company from its inception to its present position, Mr. Tonachio has a long-term commitment to the Company and a strong loyaltyto ensure that actions taken by him as the director and major shareholder are those deemed to be best for the Company. Mr. Tonachio envisions the Company to be a strong on-going business in which both he and his son participate presently and in the long-term.

Item 12. Securities Being Offered

SECURITIES BEING OFFERED

The Offering

The Company is offering 800,000 shares of common stock at $5.00 per share. The Company is offering the Shares on a "best efforts, no minimum" basis which means that there is no minimum threshold of sales that must be met before the offering can close or before the Company can start using the funds received. Proceeds from the sale of the Shares will become immediately available for use by the Company. The offering will close after 180 days from the date of qualification regardless of the number of Shares that have been sold but the Company has the option to extend the offering by 90 days after such date. The minimum investment in the offering is 100 shares or $500.

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock, $.0001 par value per share. As of the date of this Offering Circular, there are 10,500,000 shares of common stock outstanding.

Holders of the common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for the payment of dividends. The Company has not paid any dividends on its common stock and does not anticipate paying dividends for the foreseeable future. In the event of liquidation, shareholders are entitled to a proportionate share in any distribution of the Company assets after payment of liabilities and preferences contained in the preferred shares. Shareholders do not have preemptive rights and there are no conversion, redemption, sinking fund or similar provisions with respect to common stock.

Each share is entitled to one vote. Holders of the Company's common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect anyone to the Board of Directors.

The Company may issue additional shares of common stock which could dilute its current shareholder's share value. If additional funds are raised through the issuance of common stock, there may be a significant dilution in the value of the then outstanding common stock. The issuance of all or part of the Company's remaining authorized common stock could result in substantial dilution in the percentage of the common stock held by its then shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock, $.0001 par value per share.

The Board of Directors has designated 5,000 shares of the Company's preferred stock as 2% convertible preferred stock.. All 5,000 shares of the 2% convertible preferred stock have been issued to the Robert Tonachio, Sr., president and the director of the Company in exchange for entering into the employment contract with the Company.

The shares of preferred stock do not have voting rights but are convertible into shares of common stock, with voting rights, on the basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock. The preferred stock is convertible (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of this offering.

Commencing 24 months following the close of this offering, the Company has the right to redeem at any time or times the outstanding shares of the 2% convertible preferred stock at a price of $1,000 per share. The Company does not currently anticipate that it will elect to redeem the shares of preferred stock. Mr. Tonachio, the holder of the preferred shares, is the sole director of the Company and the majority shareholder. As such he is in a position to elect for redemption of the preferred shares. As a director, Mr. Tonachio owes a duty to the Company to exercise the best business judgment in favor of the Company. Mr. Tonachio does not anticipate either the redemption of the shares by the Company or the conversion of the shares into shares of common stock except in the instance of some type of hostile battle for control of the Company or some other unforeseen event.

The 2% convertible preferred stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Company, ranks senior and prior to the Company's common stock. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock or any other capital stock of the Company in respect of which the 2% convertible preferred stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to $.0001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus an amount equal to all unpaid dividends, on such shares for each share of preferred stock, then held by them. The 2% convertible preferred provides a 2% interest payment to the holder of the shares.

FINANCIAL STATEMENTS

ROBERT JAMES & ASSOCIATES, INC

FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004
(Unaudited, Restated)
And the nine months ended September 30, 2006
(Unaudited)

ROBERT JAMES & ASSOCIATES, INC.
(Sole Proprietor)
Balance Sheet (unaudited, restated)
December 31, 2004

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	8,800
Accounts Receivable		6,700
Total current assets		15,500
FIXED ASSETS		
$30,000 book value net of accumulated depreciation		16,000
TOTAL ASSETS	$	31,500
LIABILITIES & OWNER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	3,900
Accrued expenses		1,100
TOTAL LIABILITIES	$	5,000
OWNER'S EQUITY		26,500
TOTAL LIABILITIES AND OWNER'S EQUITY	$	31,500

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
(Sole Proprietor)
Statement of Owner's Equity (unaudited, restated)
December 31, 2004

OWNER'S EQUITY

Balance at beginning of period	$	24,600
Net income (loss)		(6,400)
Owner's contributions (draws)		8,300
Balance at end of period	$	26,500

See accompanying notes.

ROBERT JAMES & ASSOCIATES
(Sole Proprietor)
Statement of Operations (unaudited, restated)
For the Year Ended December 31, 2004

COMMISSIONS		$ 412,300
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and telemarketing	$ 224,100	
Office administration	72,000	
Travel	33,400	
Equipment lease	18,900	
Professional fees	18,300	
Maintenance	13,000	
Telephone	5,900	
Utilities	5,100	
Promotional expense	4,800	
Insurance	4,600	
Contract labor	4,300	
Office equipment and expenses	4,300	
Depreciation	3,900	
Delivery expenses	3,800	
Permits, fees, and licenses	2,300	
Less operating expenses		418,700
NET INCOME (LOSS)		$ (6,400)

See accompanying notes.

ROBERT JAMES & ASSOCIATES
(Sole Proprietor)
Statement of Cash Flows (unaudited, restated)
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received for operating activities	$	414,700
Cash paid for operating expenses		-416,800
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	(2,100)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		
Purchase of office equipment		(5,800)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		
Owner's contributions		7,200
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(700)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		9,500
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	8,800

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income (loss) from continuing operations	$	(6,400)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		3,900
(Increase) decrease in accounts receivable		2,400
Increase (decrease) in accounts payable		(500)
Increase (decrease) in accrued expenses		(1,500)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(2,100)

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Balance Sheet (unaudited, restated)
December 31, 2005

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	5,800
Accounts Receivable		15,700
Total current assets		21,500
FIXED ASSETS		
$30,000 book value net of accumulated depreciation		11,500
TOTAL ASSETS	$	33,000
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	4,800
Accrued expenses		9,200
TOTAL LIABILITIES	$	14,000
STOCKHOLDER'S EQUITY		19,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	33,000

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Statement of Stockholder's Equity (unaudited, restated)
December 31, 2005

STOCKHOLDER'S EQUITY

Common stock: $.0001 par value, 200 million shares authorized. 10.5 million shares issued and outstanding		$ 1,050
Preferred stock: 2% convertible, par $0.0001 5,000 shares issued and outstanding		1
Capital Net Worth		
Balance at beginning of period	$ -	
Owners (draws)	(174,650)	
Paid-in deficit on preferred stock	(1)	
Founders' contributions of net assets	19,000	
Balance at end of period		(155,651)
Retained Earnings		
Balance at beginning of period	$ -	
Net income (loss)	173,600	
Balance at end of period		173,600
Total Stockholder's equity		$ 19,000

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC
Statement of Operations (unaudited, restated)
For the Year Ended December 31, 2005

COMMISSIONS	$	577,700
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and telemarketing	$	221,400
Office administration		65,500
Professional fees		25,600
Travel		21,000
Equipment lease		15,200
Depreciation and amortization		4,500
Office equipment and expenses		9,500
Telephone		9,000
Utilities		6,600
Delivery expenses		6,300
Contract labor		6,100
Permits, fees, and licenses		4,700
Maintenance		4,200
Insurance		2,800
Promotional expense		1,700
Less operating expenses		404,100
NET INCOME (LOSS)	$	173,600
Basic earnings per share		0.2536
Diluted earnings per share		0.1718

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC
Statement of Cash Flows (unaudited, restated)
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received for operating activities	$	568,700
Cash paid for operating expenses		-390,600
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	178,100
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		
Purchase of office equipment		-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		
Owner's contributions (draws)		(181,100)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(3,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		8,800
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	5,800
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income (loss) from continuing operations	$	173,600
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		4,500
(Increase) decrease in accounts receivable		(9,000)
Increase (decrease) in accounts payable		900
Increase (decrease) in accrued expenses		8,100
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		178,100

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Balance Sheet (unaudited)
September 30, 2006

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 206,850	
Accounts Receivable	-	
Total current assets		206,850
FIXED ASSETS		
$36,000 book value net of accumulated depreciation		15,500
TOTAL ASSETS		$ 222,350
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 2,400	
Accrued expenses	90,000	
TOTAL LIABILITIES		$ 92,400
STOCKHOLDER'S EQUITY		129,950
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 222,350

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Statement of Stockholder's Equity (unaudited)
September 30, 2006

STOCKHOLDER'S EQUITY				
Common stock: $.0001 par value, 200 million shares authorized. 10.5 million shares issued and outstanding			$	1,050
Preferred stock: 2% convertible, non-voting 5,000 shares issued and outstanding				1
Capital Net Worth				(155,651)
Retained Earnings				
Balance at beginning of period	$	173,600		
Net income (loss)		110,950		
Balance at end of period				284,550
Total Stockholder's equity			$	129,950

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC
Statement of Operations (unaudited)
For the Nine Months Ended September 30, 2006

COMMISSIONS		$ 435,100
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and telemarketing	$ 89,800	
Office and administration	126,500	
Professional fees	47,100	
Travel	11,600	
Equipment lease	-	
Depreciation and amortization	2,000	
Office equipment and expenses	4,600	
Telephone	2,800	
Utilities	7,000	
Delivery expenses	3,800	
Contract labor	7,900	
Permits, fees, and licenses	1,950	
Maintenance	3,400	
Insurance	3,000	
Promotional expense	8,900	
Commission Fee 1099	3,800	
Less operating expenses		324,150
NET INCOME (LOSS) BEFORE INCOME TAXES		$ 110,950
Basic earnings per share		0.0141
Diluted earnings per share		0.0096

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC
Statement of Cash Flows (unaudited)
For the Nine Months Ended September 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received for operating activities	$	450,800
Cash paid for operating expenses		-243,750
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	207,050
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		
Purchase of office equipment		(6,000)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		
Owner's contributions (draws)		
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		201,050
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		5,800
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	206,850

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income (loss) from continuing operations	$	110,950
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		2,000
(Increase) decrease in accounts receivable		15,700
Increase (decrease) in accounts payable		(2,400)
Increase (decrease) in accrued expenses		80,800
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		207,050

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2005 and 2004 (unaudited, restated)
And the nine months ended September 30, 2006 (unaudited)

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

INCORPORATION

On December 9, 2005, Robert James and Associates, a sole proprietorship, incorporated to form Robert James & Associates, Inc. (the Company), a Nevada corporation. Prior to incorporation, the business functioned as a sole proprietorship founded in March 1992 and 100% owned and operated by its founder, Robert J. Tonachio, the current President and director of the Company. The founders received shares of stock in the new corporation in exchange for their interest in the sole proprietorship, including contracts with insurance agents which the founders recruited and trained. Pursuant to SFAS 141, and to the extent possible, these financial statements present unaudited historical information for the Company at December 31, 2005 and for the year then ended and at September 30, 2006 and for the nine months then ended as if the Company had been incorporated and operating at the beginning of the reporting period. Financial information at December 31, 2004 and for the year then ended is presented for the Proprietorship. The preparation of financial statements in conformity with GAAP requires management's estimates. In the opinion of management, all normal recurring adjustments necessary for a fair statement of results for the interim period have been included and all recently issued standards having a material effect on the financial statements have been adopted.

NATURE OF BUSINESS

The Company is engaged in the marketing of insurance products offered by various insurance companies. The Company enters into contracts with many major insurance companies for the sale of their insurance products. These insurance companies offer a broad spectrum of insurance products. As part of the contract agreement with these insurance companies, the Company, at its own expense, recruits hires, trains, and contracts with insurance agents and financial planners for the sale of these insurance products.

The Company enters into contracts with certain of the insurance companies on behalf of the agents for licensing of that agent to handle that insurance company's products. Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies. The agent selects the insurance companies depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele. The Company receives revenues from the sale of the insurance products by these contracted agents. The Company's income is directly related to the amount of insurance policies placed by the insurance agents contracted with the Company.

CASH AND CASH EQUIVALENTS

The Company considers available bank balances, money market accounts, and other highly liquid investments with original maturities of three months or less as cash.

RECEIVABLES

The Company's receivables are due from insurance companies and are uncollateralized. Management closely monitors the receivables and charges to expense any balances that are determined to be uncollectible. As of December 31, 2005 and 2004 and September 30, 2006, the Company considered its accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES (cont.)

FIXED ASSETS

The Company's fixed assets consist of office furniture and equipment transferred from the proprietorship. They are shown at cost net of straight-line depreciation, accumulated since the items were originally placed in service. Depreciation expense was $4,500 and $3,900 for 2005 and 2004, respectively and $2,000 for the nine months ended September 30, 2006. Expenditures for maintenance and repairs are charged to expense as incurred.

CURRENT LIABILITIES

The balance sheet shows Accrued Expenses for expenses incurred but not paid at the end of the period. Accounts Payable refers to trade amounts which are payable to others, such as vendors or agents, at month end.

OWNER'S AND STOCKHOLDER'S EQUITY

Owner's equity - The proprietorship shows Owner's Equity on the balance sheet. Owner's Equity equals assets less liabilities plus cash or property donated to the company by the owner (Owner's Contributions) less cash or property the owner has taken out of the company (Owner's Draw). Sole proprietors do not draw a salary as they are not employees, but instead take cash or property directly from the company's earnings, reducing their equity in the business. The Owner's Draw shown in 2005 refers to funds the proprietor took out of Robert James and Associates prior to its incorporation December 9, 2005. Owner's Draw is not applicable to corporations.

Common Stock - The Company authorized 200 million shares of $.0001 par value common stock. Ten million five hundred thousand shares were issued to founders in exchange for their interest in the sole proprietorship, including contracts with insurance agents who are licensed to sell products of various insurance vendors with which the Company has contracts. An additional 800,000 shares are available to be issued to the public under Regulation A. Each unit in the offering would consist of one share common stock of $.0001 par value.

The holders of the 10,500,000 shares have entered into an agreement with the Company whereby such shares shall not be sold, transferred or pledged pursuant to Rule 144 promulgated under the Securities Act of 1933 or pursuant to a registration statement filed under such Act for a period of 24 months after closing of the offering, without the Company's prior written consent. Since the holders of these shares are the president and sole director of the Company and his son, the terms of the lock up could be waived or terminated. Management has no intention of waiving or terminating the lock up agreement. Another 800,000 shares are available to be issued to the public under Regulation A. Each unit in the offering would consist of one share common stock of $.0001 par value.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES (cont.)
OWNER'S EQUITY AND STOCK (cont.)

Preferred Stock - On December 9, 2005, the Company issued 5,000 shares of 2% convertible non-voting preferred shares to Robert Tonachio, Sr., president and director of the Company, pursuant to a 5-year non-competition employment contract. The Company valued these shares at par, $0.0001 per share for an aggregate valuation of $1. Pursuant to SFAS 141, the non-compete agreement has no financial statement value so is not recorded in the financial statements. With respect to payment of dividends, redemption payments and rights upon liquidations, dissolution or winding up of the Company, the 2% convertible preferred stock ranks senior and prior to the Company's common stock. The 2% convertible preferred stock provides a 2% interest payment to the holder of the shares. To date, the Directors have not voted to pay dividends, preferred or common.

Twenty-four months following the close of the proposed public offering, the Company has the right to redeem the preferred stock at a price of $1,000 per share. In the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or at any time after 24 months from the date of closing of the public offering, the 2% convertible preferred stock can be immediately converted into shares of common stock on a basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock.

Paid-in deficit on preferred stock

This category in the December 31, 2005 Stockholder's Equity section refers to the price investors paid per share at issue minus the par value per share, times the number of shares issued, when the amount paid per share is less than the par value per share. As explained under Preferred Stock, the Company transferred the preferred stock in exchange for a 5-year non-competition agreement. Since, pursuant to SFAS 141, the non-compete agreement has no financial statement value so is not recorded as an asset, the price paid per share is less than the par value per share. This value is recorded as Paid-in Deficit on Preferred Stock in the equity section of the financial statements.

REVENUE RECOGNITION

The Company receives income on the sale of insurance products based upon negotiated commissions earned on the gross volume of sales. This revenue is recognized when the Company receives the weekly statement from the insurance companies showing the issued policies and commissions earned.

EARNINGS PER SHARE

Earnings-per-share (EPS) is a traditional method used for determining corporate value. It is calculated by subtracting the dividends on preferred stock from net income, and dividing the result by the weighted average of the combination of all outstanding common shares and all common stock equivalents. Diluted earnings-per-share means that all common stock equivalents (convertible bonds, preferred stock, warrants, and rights) have been included along with the common stock. The weighted average of the outstanding common shares takes into account the amount of time during the year that the shares have been outstanding. Shares sold in the proposed public offering would dilute EPS in future periods. Diluted EPS includes the effects of the conversion of preferred shares into common shares.

NOTE B - COMMITMENTS

EMPLOYMENT CONTRACT - The Company has entered into a five-year employment contract with Robert J. Tonachio, Sr. through December 31, 2010. The contract provides that Mr. Tonachio will not compete with the Company for a period of at least one year from the date of termination of employment. The Company shall be entitled to liquidated damages in the amount of $25,000 in the event of a breach of the contract by Mr. Tonachio.

The employment contract provides annual compensation at the rate of $120,000 plus escalation adjustments based upon inflation. In addition the contract entitles Mr. Tonachio to an annual bonus based on the Company's pre-tax profits before extraordinary items, equal to 10% of such amounts in excess of $100,000 up to $200,000; 15% of such amounts in excess of $200,000 up to $300,000; and 16% of such amounts in excess of $300,000. This annual bonus will be based upon the Company's financial statements prepared by an independent accountant. Currently, these financial statements are unaudited. Due to the variables of inflation and pre-tax profits, the annual bonus amounts to be paid to Mr. Tonachio during the terms of the contract cannot be determined at this time. At September 30, 2006, the Company has accrued $90,000 payable to Mr. Tonachio for his services.

In the event of Mr. Tonachio's death or disability, the contract requires payment to his beneficiary of the remainder of the sum due to the end of the contract period ($120,000 per year) exclusive of bonuses with respect to the periods subsequent to his death or disability. The Company plans to obtain insurance on the life of Robert Tonachio, Sr., in the amount of $5,000,000. $1,000,000 will be designated for payment directly to the beneficiary of Mr. Tonachio; payment thereof will negate the requirement of any payments to the beneficiary under the terms of the employment agreement. There is no assurance that such insurance can be obtained.

LEASE AGREEMENT - The Company anticipates entering into a lease agreement in 2007 for rental of office space from the Company's president at approximately $2,000 per month or $7.50 per square foot for a period of five years. This lease amount is lower than the market rate of $10 per square foot. If the Company enters this agreement, annual lease payments would be $24,000 annually for five years from the date of the agreement.

NOTE C - FEDERAL INCOME TAX

The Company did not incorporate until December 2005; the proprietorship was the taxpaying entity for both 2005 and 2004. The proprietorship was not a taxpaying entity for purposes of federal income taxes. Current and deferred taxable income of the proprietorship passed through to the proprietor, who was responsible for payment of any federal income taxes thereon. Therefore, there were no current and deferred taxes for the Company for 2004 and 2005. In 2006 and going forward, the Company will be responsible for current and deferred taxable income of the Company at the then current statutory rates in effect. Due to the interim nature of the nine months of 2006 presented here, the Company does not present income tax expense.

NOTE D – CONCENTRATIONS

As of September 30, 2006, AmerUS Life Insurance Company represented 52% of the Company's commission, Washington National 19%, Fidelity & Guaranty 14%, and Allianz 13%. This group of companies represents approximately 98% of the Company's business based upon the gross sales volume for the period ended September 30, 2006. The Company believes it has an excellent working relationship with AmerUS Life and does not foresee any change in its relationship with it. In addition, the Company could increase business with the companies listed above, as well as others, if unable to continue with AmerUS Life.

NOTE E – ADVERTISEMENT AND TELEMARKETING

The Company expenses advertising and telemarketing as incurred. Mailings, e-mailings, and telemarketing comprise the majority of this balance. Included in advertising and telemarketing expense for the periods shown were the company's costs of advertising through its sponsoring of workshops and seminars for insurance agents. The workshops and seminars market the products of the Company and provide training in these products. The half-day seminars are provided free of charge. The Company charges fees to some participants of the two-day workshops. These fees are recorded in advertising and telemarketing to offset some of the expenses of the two-day seminars. The Company had not tracked the amount of fees received for workshops prior to the workshop held June 2 and 3rd of 2006. Fees paid by participants of this workshop approximated $7,900.

NOTE F – RESTATEMENT

Management has issued several financial statements for the periods ended December 31, 2004 and 2005 in conjunction with submitting an offering statement with the Securities and Exchange Commission (SEC) for qualification pursuant to the Regulation A of the Rules and Regulation of the Commission (Regulation-A). To the best of Management's knowledge, these financials have only been provided to the law firm for inclusion in the offering statement and to the SEC. Documents filed with the SEC in conjunction with qualification pursuant to Regulation-A may be viewed by the public. Therefore, pursuant to APB No. 20, we disclose changes to the financials for the periods ended December 31, 2004 and 2005.

Contracts with Insurance Agents - Financials issued February 2006 included contracts with insurance agents as an intangible asset valued at $2,565,000 at December 31, 2005. Financials issued May 2006 restated the December 2004 balance sheet to include Contracted Insurance Agents as an intangible asset valued at $2,565,000 as correction of an error to record an intangible asset not previously recorded on the books of the sole proprietorship. Financials issued October 2006 omitted these from intangible assets in both 2004 and 2005 as correction of an error pursuant to paragraph (10) of SFAS 142 which states that costs of internally developing and maintaining intangible assets with an indeterminate life that are inherent in continuing the business and related to the entity as a whole should be expensed. These changes effected no changes on income before extraordinary items, net income, or income taxes for any of the periods shown.

Non-compete Agreement – Financials issued March 2006 included an Other Asset called Employment Contract with Founder valued at $500,000 net at December 31, 2005. This amount was corrected in the financials issued May 2006 to deduct amortization of $5,800 for 2005. This change reduced net income from $173,600 to $167,800 but had no affect on income taxes. Pursuant to SFAS 141 as it relates to combinations of entities under common control, Management has omitted an asset value for the employment contract. This increases net income for the twelve months ended December 31, 2005 by $5,800, but has no effect on income taxes.

Commissions – Financials for the twelve months ended December 31, 2004 and 2005 and the six months ended June 30, 2006 issued October 2006 presented Gross Premiums less Direct Expenses to arrive at Gross Profit. This presentation was based on the gross volume of sales of each contracted insurance agent, upon which the Company receives income. To reduce the accounting burden and expedite SEC perusal and comment of the financials for filing of the Regulation A Offering, Management has changed its revenue recognition policy to have revenue (Commissions), accounts receivable, and accounts payable reflect the net amount earned, receivable, and payable on Gross Premiums. This is an acceptable interpretation of EITF Issue No. 99-19. These changes effected no changes on income before extraordinary items, net income, or income taxes for any of the periods shown.

PART III

EXHIBITS

2.0**	Robert James & Associates, Inc., Nevada Certificate of Incorporation
2.1***	Robert James & Associates, Inc. By-Laws
3.0***	Certificate of Designation For 2% Convertible Preferred Stock
4.0***	Form of Subscription Agreement
4.1**	Lock-Up agreement between the Company and the holders of 10,300,000 Shares of common stock
4.2	Revised lock-up agreement between the Company and Robert J. Tonachio, Sr.
4.3	Revised lock-up agreement between the Company and Robert J. Tonachio, Jr.
6.1	Contracts with the following insurance companies: Allianz Life Insurance Company American Equity Investment Insurance Company American National Insurance Company Americom Life Insurance Company (LMG) AmerUs Life Insurance Company Columbus Life Insurance Company Fidelity & Guaranty Great American Life Insurance Company Indianapolis Life Insurance Company Illinois Annuity & Insurance Company (LMG) ING USA Investors Insurance Company (LMG) John Hancock Variable Life Insurance Company (LMG) Life Insurance of the Southwest Lincoln Financial Group/First-Penn Pacific Mutual of Omaha Penn Treaty-Net Work America Insurance Company Sun Life Financial Transamerica Life Insurance & Annuity Washington National (LMG) Legacy Marketing Group [LMG refers to Legacy Marketing Group which acts as a super marketing agency for the companies indicated and those contracts are filed as part of the LMG exhibit]
6.2*	Redacted sample schedule of commissions with insurance company
11.0+	Opinion of counsel as to legality of securities covered by the Offering Statement
15.1*	Employment Agreement dated December 30, 2005 between the Company and Robert Tonachio, Sr.
15.2	Sample contract with contracted insurance agents or financial planners

- Filed with filing of October 17, 2006

** Filed with filing of January 26, 2006

*** Filed with filing of May 26, 2006

\+ To be filed

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Tennessee on FEBRUARY 7, 2007.

ROBERT JAMES & ASSOCIATES, INC.

Robert J. Tonachio
Title: President

Robert J. Tonachio
Title: Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Robert J. Tonachio Robert J. Tonachio, Sr.	Director	February 7, 2007

United States
Securities and Exchange Commission
Washington, DC 20549

File No. 24-10142

AMENDMENT #4
FORM 1-A

EXHIBIT VOLUME #1

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ROBERT JAMES & ASSOCIATES, INC.
(Exact name of Issuer as specified in its charter)

Robert J. Tonachio, President
615 River Road
Kingston, Tennessee 37763
865/376-4925

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

Exhibit 4.2

Robert James & Associates, Inc.
615 River Road
Kingston, Tennessee 37763

Robert James & Associates, Inc.
615 River Road
Kingston, Tennessee 37763

Re: Lock Up Agreement

Gentlemen:

In light of the offering of shares of its common stock pursuant to Regulation A (the "Offering") by Robert James & Associates, Inc. (the "Company"), the undersigned holder of 10,200,000 shares of the Company's 10,500,000 outstanding shares of common stock, hereby represents, warrants, covenants and agrees that for the benefit of the Company and the investors in the Offering (the "third party beneficiaries"), that for a period of 24 months after the date of the closing of the Offering the holder will not transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute or grant any option to purchase or otherwise dispose of, directly or indirectly, its shares of stock of the Company, except in connection with or following completion of a merger or acquisition of the Company.

Any attempted sale, transfer or other disposition in violation of this letter agreement shall be null and void.

The holder further agrees that the Company (i) will instruct its transfer agent not to transfer such securities (ii) may provide a copy of this letter agreement to the Company's transfer agent for the purpose of instructing the Company's transfer agent to place a legend on the certificate(s) evidencing the securities subject hereto and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge or hypothecation of such securities is subject to the terms of this letter agreement and (iii) will issue stop-transfer instructions to its transfer agent for the period contemplated by this letter agreement for such securities.

This letter agreement shall be binding upon the holder, its agents, heirs, successors, assigns and beneficiaries.

Any waiver by the Company of any of the terms and conditions of this letter agreement in any instance must be in writing and must be duly executed by the Company and the holder and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

The holder agrees that any breach of this letter agreement will cause the Company and the third party beneficiaries irreparable damage for which there is no adequate remedy at law. If there is a breach or threatened breach of this letter agreement by the holder, the holder hereby agrees that the Company and the third party beneficiaries shall be entitled to the issuance of an immediate injunction without notice to restrain the breach or threatened breach. The holder also agrees that the Company and all third party beneficiaries shall be entitled to pursue any other remedies for such a breach or threatened breach, including a claim for money damages.

THE HOLDER

By: ______________________
Robert J. Tonachio, Sr.
Number of Shares Subject to this agreement: 10,200,000

ROBERT JAMES & ASSOCIATES, INC.

By: ______________________
Robert J. Tonachio, Sr.
President

Exhibit 4.3

Robert James & Associates, Inc.
615 River Road
Kingston, Tennessee 37763

Robert James & Associates, Inc.
615 River Road
Kingston, Tennessee 37763

Re: Lock Up Agreement

Gentlemen:

In light of the offering of shares of its common stock pursuant to Regulation A (the "Offering") by Robert James & Associates, Inc. (the "Company"), the undersigned holder of 10,200,000 shares of the Company's 10,500,000 outstanding shares of common stock, hereby represents, warrants, covenants and agrees that for the benefit of the Company and the investors in the Offering (the "third party beneficiaries"), that for a period of 24 months after the date of the closing of the Offering the holder will not transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute or grant any option to purchase or otherwise dispose of, directly or indirectly, its shares of stock of the Company, except in connection with or following completion of a merger or acquisition of the Company.

Any attempted sale, transfer or other disposition in violation of this letter agreement shall be null and void.

The holder further agrees that the Company (i) will instruct its transfer agent not to transfer such securities (ii) may provide a copy of this letter agreement to the Company's transfer agent for the purpose of instructing the Company's transfer agent to place a legend on the certificate(s) evidencing the securities subject hereto and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge or hypothecation of such securities is subject to the terms of this letter agreement and (iii) will issue stop-transfer instructions to its transfer agent for the period contemplated by this letter agreement for such securities.

This letter agreement shall be binding upon the holder, its agents, heirs, successors, assigns and beneficiaries.

Any waiver by the Company of any of the terms and conditions of this letter agreement in any instance must be in writing and must be duly executed by the Company and the holder and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

The holder agrees that any breach of this letter agreement will cause the Company and the third party beneficiaries irreparable damage for which there is no adequate remedy at law. If there is a breach or threatened breach of this letter agreement by the holder, the holder hereby agrees that the Company and the third party beneficiaries shall be entitled to the issuance of an immediate injunction without notice to restrain the breach or threatened breach. The holder also agrees that the Company and all third party beneficiaries shall be entitled to pursue any other remedies for such a breach or threatened breach, including a claim for money damages.

THE HOLDER

By: ______________________________
Robert J. Tonachio, Jr.
Number of Shares Subject to this agreement: 300,000

ROBERT JAMES & ASSOCIATES, INC.

By: ______________________________
Robert J. Tonachio, Jr.

Exhibit 6.1

Allianz Life Insurance Company

Cash Commissions

Allianz

UL first year	PowerDex Elite® Annuity[1]				5% Bonus PowerDex Elite® Annuity[2]				10% Bonus PowerDex Elite® Annuity[2]				Power 7® Annuity	Power 7 Elite™ Annuity	Immediate Elite™ Annuity	BonusDex Elite® Annuity	
	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Year 1 Ages 76-85	Years 2-5 Ages 76-85	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Year 1 Ages 76-85	Years 2-5 Ages 76-85	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Year 1 Ages 76-85	Years 2-5 Ages 76-85	First-year flexible premium Ages 0-85	First-year flexible premium Ages 0-85	Single premium Ages 0-100	Flexible premium Year 1 Ages 0-80	Flexible premium Years 2-5 Ages 0-80
80	9.00	4.50	7.00	3.50	9.00	4.50	7.00	3.50	9.00	4.50	7.00	3.50	4.00	4.00	3.00	7.00	3.50
75	8.50	4.25	6.50	3.25	8.50	4.25	6.50	3.25	8.50	4.25	6.50	3.25	3.50	3.50	2.75	6.50	3.25
70	8.00	4.00	6.00	3.00	8.00	4.00	6.00	3.00	8.00	4.00	6.00	3.00	3.00	3.00	2.50	6.00	3.00
65	7.50	3.75	5.50	2.75	7.50	3.75	5.50	2.75	7.50	3.75	5.50	2.75	2.50	2.50	2.25	5.50	2.75
60	7.00	3.50	5.00	2.50	7.00	3.50	5.00	2.50	7.00	3.50	5.00	2.50	2.00	2.00	2.00	5.00	2.50
55	6.50	3.25	4.50	2.25	6.50	3.25	4.50	2.25	6.50	3.25	4.50	2.25	1.50	1.50	1.75	4.50	2.25
50	6.00	3.00	4.00	2.00	6.00	3.00	4.00	2.00	6.00	3.00	4.00	2.00	1.00	1.00	1.50	4.00	2.00
45	5.50	2.75	3.50	1.75	5.50	2.75	3.50	1.75	5.50	2.75	3.50	1.75	0.50	0.50	1.25	3.50	1.75
40	5.00	2.50	3.00	1.50	5.00	2.50	3.00	1.50	5.00	2.50	3.00	1.50	0.25	0.25	1.00	3.00	1.50
35	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	0.25	0.25	0.75	2.50	1.25
30	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	0.25	0.25	0.40	2.50	1.25
25	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	0.25	0.25	0.40	2.50	1.25
20	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	0.25	0.25	0.40	2.50	1.25
15	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	0.25	0.25	0.40	2.50	1.25
10	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	0.25	0.25	0.40	2.50	1.25
5	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	4.50	2.25	3.00	1.25	0.25	0.25	0.40	2.50	1.25

100% chargeback on surrenders in the first six policy months
50% chargeback on surrenders in the second six policy months

[1] Call the FASTeam for PowerDex Elite Annuity rates in AL, CT, IN, KY, and PA.
[2] Issued as Bonus PowerDex 5 Elite™ Annuity and the Bonus PowerDex 10 Elite™ Annuity in Texas.

For agent use only – not for use with the public.
Product availability and features may vary by state.

Cash Commissions continued

UL first year	MasterDex® Annuity[1] Option A				MasterDex Annuity Option B			MasterDex Annuity Option C		
	Year 1 Ages 0-75	Years 2-3 Ages 0-75	Year 1 Ages 76-85	Years 2-3 Ages 76-85	Year 1 Ages 0-75	Years 2-3 Ages 0-75	Years 2+ trail comm.	Year 1 Ages 0-75	Years 2-3 Ages 0-75	Years 2+ trail comm.
80	7.00	3.50	5.00	2.50	5.25	2.62	0.50	3.00	1.50	1.00
75	6.50	3.25	4.50	2.25	4.75	2.37	0.50	2.75	1.37	1.00
70	6.00	3.00	4.00	2.00	4.25	2.12	0.50	2.50	1.25	1.00
65	5.50	2.75	3.50	1.75	3.75	1.87	0.50	2.25	1.12	1.00
60	5.00	2.50	3.00	1.50	3.25	1.62	0.50	2.00	1.00	1.00
55	4.50	2.25	2.50	1.25	2.75	1.37	0.50	1.75	0.87	1.00
50	4.00	2.00	2.00	1.00	2.25	1.12	0.50	1.50	0.75	1.00
45	3.50	1.75	1.50	0.75	1.75	0.87	0.50	1.25	0.62	1.00
40	3.00	1.50	1.00	0.50	1.25	0.62	0.50	1.00	0.50	1.00
35	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00
30	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00
25	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00
20	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00
15	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00
10	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00
5	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00

UL first year	MasterDex 5® Annuity[2] Option A				MasterDex 5 Annuity Option B			MasterDex 5 Annuity Option C		
	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Year 1 Ages 76-85	Years 2-5 Ages 76-85	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Years 2+ trail comm.	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Years 2+ trail comm.
80	9.00	4.50	7.00	3.50	7.00	3.50	0.50	4.50	2.25	1.00
75	8.50	4.25	6.50	3.25	6.50	3.25	0.50	4.00	2.00	1.00
70	8.00	4.00	6.00	3.00	6.00	3.00	0.50	3.50	1.75	1.00
65	7.50	3.75	5.50	2.75	5.50	2.75	0.50	3.00	1.50	1.00
60	7.00	3.50	5.00	2.50	5.00	2.50	0.50	2.50	1.25	1.00
55	6.50	3.25	4.50	2.25	4.50	2.25	0.50	2.00	1.00	1.00
50	6.00	3.00	4.00	2.00	4.00	2.00	0.50	1.50	0.75	1.00
45	5.50	2.75	3.50	1.75	3.50	1.75	0.50	1.00	0.50	1.00
40	5.00	2.50	3.00	1.50	3.00	1.50	0.50	0.50	0.25	1.00
35	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00
30	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00
25	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00
20	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00
15	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00
10	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00
5	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00

UL first year	MasterDex 10® Annuity Option A				MasterDex 10 Annuity Option B			MasterDex 10 Annuity Option C		
	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Year 1 Ages 76-85	Years 2-5 Ages 76-85	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Years 2+ trail comm.	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Years 2+ trail comm.
80	9.00	4.50	7.00	3.50	7.00	3.50	0.50	4.50	2.25	1.00
75	8.50	4.25	6.50	3.25	6.50	3.25	0.50	4.00	2.00	1.00
70	8.00	4.00	6.00	3.00	6.00	3.00	0.50	3.50	1.75	1.00
65	7.50	3.75	5.50	2.75	5.50	2.75	0.50	3.00	1.50	1.00
60	7.00	3.50	5.00	2.50	5.00	2.50	0.50	2.50	1.25	1.00
55	6.50	3.25	4.50	2.25	4.50	2.25	0.50	2.00	1.00	1.00
50	6.00	3.00	4.00	2.00	4.00	2.00	0.50	1.50	0.75	1.00
45	5.50	2.75	3.50	1.75	3.50	1.75	0.50	1.00	0.50	1.00
40	5.00	2.50	3.00	1.50	3.00	1.50	0.50	0.50	0.25	1.00
35	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00
30	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00
25	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00
20	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00
15	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00
10	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00
5	4.50	2.25	2.50	1.25	2.50	1.25	0.50	0.25	0.12	1.00

100% chargeback on surrenders in the first six policy months
50% chargeback on surrenders in the second six policy months

[1] Call the FASTeam for MasterDex Annuity rates in AL, IN, and KY.
[2] Call the FASTeam for MasterDex 5 Annuity rates in AL, CT, IL, IN, KY, NJ, PA, UT, and WA.

For agent use only – not for use with the public.
Product availability and features may vary by state.

Cash Commissions continued

UL first year	PremierDex™ Annuity[1] Option A				PremierDex Annuity Option B			PremierDex Annuity Option C			PremierDex 5™ Annuity[2] Option A				PremierDex 5 Annuity Option B			PremierDex 5 Annuity Option C		
	Year 1 Ages 0-75	Years 2-3 Ages 0-75	Year 1 Ages 76-85	Years 2-3 Ages 76-85	Year 1 Ages 0-75	Years 2-3 Ages 0-75	Years 2+ trail comm.	Year 1 Ages 0-75	Years 2-3 Ages 0-75	Years 2+ trail comm.	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Year 1 Ages 76-85	Years 2-5 Ages 76-85	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Years 2+ trail comm.	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Years 2+ trail comm.
80	7.00	3.50	5.00	2.50	5.25	2.62	0.50	3.00	1.50	1.00	10.00	5.00	8.00	4.00	8.00	4.00	0.50	5.50	2.75	1.00
75	6.50	3.25	4.50	2.25	4.75	2.37	0.50	2.75	1.37	1.00	9.50	4.75	7.50	3.75	7.50	3.75	0.50	5.00	2.50	1.00
70	6.00	3.00	4.00	2.00	4.25	2.12	0.50	2.50	1.25	1.00	9.00	4.50	7.00	3.50	7.00	3.50	0.50	4.50	2.25	1.00
65	5.50	2.75	3.50	1.75	3.75	1.87	0.50	2.25	1.12	1.00	8.50	4.25	6.50	3.25	6.50	3.25	0.50	4.00	2.00	1.00
60	5.00	2.50	3.00	1.50	3.25	1.62	0.50	2.00	1.00	1.00	8.00	4.00	6.00	3.00	6.00	3.00	0.50	3.50	1.75	1.00
55	4.50	2.25	2.50	1.25	2.75	1.37	0.50	1.75	0.87	1.00	7.50	3.75	5.50	2.75	5.50	2.75	0.50	3.00	1.50	1.00
50	4.00	2.00	2.00	1.00	2.25	1.12	0.50	1.50	0.75	1.00	7.00	3.50	5.00	2.50	5.00	2.50	0.50	2.50	1.25	1.00
45	3.50	1.75	1.50	0.75	1.75	0.87	0.50	1.25	0.62	1.00	6.50	3.25	4.50	2.25	4.50	2.25	0.50	2.00	1.00	1.00
40	3.00	1.50	1.00	0.50	1.25	0.62	0.50	1.00	0.50	1.00	6.00	3.00	4.00	2.00	4.00	2.00	0.50	1.50	0.75	1.00
35	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00	5.50	2.75	3.50	1.75	3.50	1.75	0.50	1.25	0.62	1.00
30	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00	5.50	2.75	3.50	1.75	3.50	1.75	0.50	1.25	0.62	1.00
25	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00	5.50	2.75	3.50	1.75	3.50	1.75	0.50	1.25	0.62	1.00
20	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00	5.50	2.75	3.50	1.75	3.50	1.75	0.50	1.25	0.62	1.00
15	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00	5.50	2.75	3.50	1.75	3.50	1.75	0.50	1.25	0.62	1.00
10	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00	5.50	2.75	3.50	1.75	3.50	1.75	0.50	1.25	0.62	1.00
5	2.50	1.25	0.50	0.25	0.75	0.37	0.50	0.75	0.37	1.00	5.50	2.75	3.50	1.75	3.50	1.75	0.50	1.25	0.62	1.00

100% chargeback on surrenders in the first six policy months
50% chargeback on surrenders in the second six policy months

[1] Call the FASTeam for PremierDex Annuity rates in AL, DE, IN, and KY.
[2] Call the FASTeam for PremierDex 5 Annuity rates in AL, CT, DE, IL, IN, KY, NJ, and PA.

For agent use only – not for use with the public.
Product availability and features may vary by state.

Cash Commissions continued

UL first year	InfiniDex™ Annuity[1] Option A						InfiniDex Annuity Option B			InfiniDex 5™ Annuity[2] Option A			
	Year 1 Ages 0-75	Year 2 Ages 0-75	Year 1 Ages 76-85	Year 2 Ages 76-85	Years 2-5 trail comm.	Years 6+ trail comm.	Year 1 Ages 0-75	Year 2 Ages 0-75	Years 2+ trail comm. 0-75	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Year 1 Ages 76-85	Years 2-5 Ages 76-85
80	3.50	1.75	1.50	0.75	0.25	1.00	1.50	0.75	1.00	9.00	4.50	7.00	3.50
75	3.25	1.50	1.25	0.50	0.25	1.00	1.25	0.75	1.00	8.50	4.25	6.50	3.25
70	3.00	1.50	1.00	0.50	0.25	1.00	1.00	0.50	1.00	8.00	4.00	6.00	3.00
65	2.75	1.00	0.75	0.50	0.25	1.00	1.00	0.50	1.00	7.50	3.75	5.50	2.75
60	2.50	1.00	0.75	0.50	0.25	1.00	1.00	0.50	1.00	7.00	3.50	5.00	2.50
55	2.25	0.75	0.50	0.50	0.25	1.00	1.00	0.50	1.00	6.50	3.25	4.50	2.25
50	2.00	0.75	0.50	0.50	0.25	1.00	1.00	0.50	1.00	6.00	3.00	4.00	2.00
45	1.75	0.50	0.50	0.50	0.25	1.00	1.00	0.50	1.00	5.50	2.75	3.50	1.75
40	1.50	0.50	0.50	0.50	0.25	1.00	1.00	0.50	1.00	5.00	2.50	3.00	1.50
35	1.50	0.50	0.50	0.50	0.25	1.00	1.00	0.50	1.00	5.00	2.50	3.00	1.50
30	1.50	0.50	0.50	0.50	0.25	1.00	1.00	0.50	1.00	5.00	2.50	3.00	1.50
25	1.50	0.50	0.50	0.50	0.25	1.00	1.00	0.50	1.00	5.00	2.50	3.00	1.50
20	1.50	0.50	0.50	0.50	0.25	1.00	1.00	0.50	1.00	5.00	2.50	3.00	1.50
15	1.50	0.50	0.50	0.50	0.25	1.00	1.00	0.50	1.00	5.00	2.50	3.00	1.50
10	1.50	0.50	0.50	0.50	0.25	1.00	1.00	0.50	1.00	5.00	2.50	3.00	1.50
5	1.50	0.50	0.50	0.50	0.25	1.00	1.00	0.50	1.00	5.00	2.50	3.00	1.50

UL first year	InfiniDex 5 Annuity Option B			InfiniDex 5 Annuity Option C			InfiniDex 10™ Annuity Option A				InfiniDex 10 Annuity Option B			InfiniDex 10 Annuity Option C		
	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Years 2+ trail comm.	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Years 2+ trail comm.	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Year 1 Ages 76-85	Years 2-5 Ages 76-85	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Years 2+ trail comm.	Year 1 Ages 0-75	Years 2-5 Ages 0-75	Years 2+ trail comm.
80	7.00	3.50	0.50	4.50	2.25	1.00	9.00	4.50	7.00	3.50	7.00	3.50	0.50	4.50	2.25	1.00
75	6.50	3.25	0.50	4.25	2.125	1.00	8.50	4.25	6.50	3.25	6.50	3.25	0.50	4.25	2.125	1.00
70	6.00	3.00	0.50	4.00	2.00	1.00	8.00	4.00	6.00	3.00	6.00	3.00	0.50	4.00	2.00	1.00
65	5.50	2.75	0.50	3.75	1.875	1.00	7.50	3.75	5.50	2.75	5.50	2.75	0.50	3.75	1.875	1.00
60	5.00	2.50	0.50	3.50	1.75	1.00	7.00	3.50	5.00	2.50	5.00	2.50	0.50	3.50	1.75	1.00
55	4.50	2.25	0.50	3.25	1.625	1.00	6.50	3.25	4.50	2.25	4.50	2.25	0.50	3.25	1.625	1.00
50	4.00	2.00	0.50	3.00	1.50	1.00	6.00	3.00	4.00	2.00	4.00	2.00	0.50	3.00	1.50	1.00
45	3.50	1.75	0.50	2.75	1.375	1.00	5.50	2.75	3.50	1.75	3.50	1.75	0.50	2.75	1.375	1.00
40	3.00	1.50	0.50	2.50	1.25	1.00	5.00	2.50	3.00	1.50	3.00	1.50	0.50	2.50	1.25	1.00
35	3.00	1.50	0.50	2.25	1.125	1.00	5.00	2.50	3.00	1.50	3.00	1.50	0.50	2.25	1.125	1.00
30	3.00	1.50	0.50	2.00	1.00	1.00	5.00	2.50	3.00	1.50	3.00	1.50	0.50	2.00	1.00	1.00
25	3.00	1.50	0.50	2.00	1.00	1.00	5.00	2.50	3.00	1.50	3.00	1.50	0.50	2.00	1.00	1.00
20	3.00	1.50	0.50	2.00	1.00	1.00	5.00	2.50	3.00	1.50	3.00	1.50	0.50	2.00	1.00	1.00
15	3.00	1.50	0.50	2.00	1.00	1.00	5.00	2.50	3.00	1.50	3.00	1.50	0.50	2.00	1.00	1.00
10	3.00	1.50	0.50	2.00	1.00	1.00	5.00	2.50	3.00	1.50	3.00	1.50	0.50	2.00	1.00	1.00
5	3.00	1.50	0.50	2.00	1.00	1.00	5.00	2.50	3.00	1.50	3.00	1.50	0.50	2.00	1.00	1.00

100% chargeback on surrenders in the first six policy months
50% chargeback on surrenders in the second six policy months

[1] Call the FASTeam for InfiniDex Annuity rates in AL and KY.
[2] Call the FASTeam for InfiniDex 5 Annuity rates in AL, CT, IL, KY, and PA.

For agent use only – not for use with the public.
Product availability and features may vary by state.

Cash Commissions continued

UL first year	Allianz VersaDex™ Annuity[1] Option A				Allianz VersaDex Annuity Option B						Allianz VersaDex Annuity Option C				
	Year 1 Ages 0-75	Years 2-3 Ages 0-75	Year 1 Ages 76-85	Years 2-3 Ages 76-85	Year 1 Ages 0-75	Years 2-3 Ages 0-75	Year 1 Ages 76-80	Years 2-3 Ages 76-80	Years 2-7 trail comm.	Years 8+ trail comm.	Year 1 Ages 0-75	Years 2-3 Ages 0-75	Year 1 Ages 76-80	Years 2-3 Ages 76-80	Years 2+ trail comm.
80	5.00	2.50	2.50	1.25	3.00	1.50	1.50	0.75	0.33	1.00	0.50	0.25	0.25	0.125	1.00
75	4.50	2.25	2.25	1.125	2.75	1.375	1.375	0.6875	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
70	4.00	2.00	2.00	1.00	2.50	1.25	1.25	0.625	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
65	3.50	1.75	1.75	0.875	2.25	1.125	1.125	0.5625	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
60	3.00	1.50	1.50	0.75	2.00	1.00	1.00	0.50	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
55	2.50	1.25	1.25	0.625	1.75	0.875	0.875	0.4375	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
50	2.00	1.00	1.00	0.50	1.50	0.75	0.75	0.375	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
45	1.50	0.75	0.75	0.375	1.25	0.625	0.625	0.3125	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
40	1.00	0.50	0.50	0.25	1.00	0.50	0.50	0.25	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
35	0.50	0.25	0.25	0.125	0.75	0.375	0.375	0.1875	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
30	0.50	0.25	0.25	0.125	0.75	0.375	0.375	0.1875	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
25	0.50	0.25	0.25	0.125	0.75	0.375	0.375	0.1875	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
20	0.50	0.25	0.25	0.125	0.75	0.375	0.375	0.1875	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
15	0.50	0.25	0.25	0.125	0.75	0.375	0.375	0.1875	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
10	0.50	0.25	0.25	0.125	0.75	0.375	0.375	0.1875	0.33	1.00	0.25	0.125	0.125	0.0625	1.00
5	0.50	0.25	0.25	0.125	0.75	0.375	0.375	0.1875	0.33	1.00	0.25	0.125	0.125	0.0625	1.00

100% chargeback on surrenders in the first six policy months
50% chargeback on surrenders in the second six policy months

[1] Call the FASTeam for Allianz VersaDex Annuity rates in AL, DE, IN, and KY.

Allianz Life Insurance Company of North America
LifeCare Administrative Office
Post Office Box 4243
Woodland Hills, CA 91365-4243



SCHEDULE OF COMPENSATION RATES
National Marketing Organization

This Schedule of Compensation Rates replaces any previously issued compensation schedules. It is acknowledged that the Company reserves the right to reject any applications submitted and to cancel or rescind any contract issued, returning where applicable the consideration or any part thereof. In the event of such rejection, cancellation or rescission, any commissions paid on the consideration returned shall forthwith be paid to the Company or withheld from other commission payments, or both. It is also acknowledged that premium rate increases are not commissionable and that the rated portion of any substandard premium is not commissionable.The compensation rates shown below (1) do not apply to policies sold to Endorsed Groups on a discounted premium basis, and (2) include compensation for any sub-appointments.

COMPREHENSIVE LONG TERM CARE AND NURSING HOME CARE

Policy Forms N-2350-P, N-2351-P, N-2350-R1, N-2350-R2, N-2350-R3, N-2350-R4, N-2350-R5, N-2350-R6, N-2350-R7 and State Variations

Alabama, Alaska, Arizona, Arkansas, Colorado, Connecticut, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Iowa, Kansas, Louisiana, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wyoming

	Lifetime Benefit							
Ages→	**40-64**		**65-69**		**70-74**		**75-84**	
Policy Years →	**First**	**2-10**	**First**	**2-10**	**First**	**2-10**	**First**	**2-10**
*Nursing Home Care**	70%	18.0%	65.0%	15.0%	60%	12.00%	55.0%	9.00%
*Comprehensive LTC***	70%	12.5%	65.0%	10.5%	60%	8.50%	55.0%	6.25%
All Riders and Options	70%	0.0%	65.0%	0.0%	60%	0.00%	55.0%	0.00%
	3-Year Benefit							
*Nursing Home Care**	70%	15.0%	65.0%	12.0%	60%	9.00%	55.0%	6.00%
*Comprehensive LTC***	70%	10.5%	65.0%	8.5%	60%	6.25%	55.0%	4.25%
All Riders and Options	70%	0.0%	65.0%	0.0%	60%	0.00%	55.0%	0.00%

*Nursing Home Care – Nursing Home Care only
**Comprehensive Long Term Care – includes Home Health Care

Allianz Life Insurance Company of North America
LifeCare Administrative Office
Post Office Box 4243
Woodland Hills, CA 91365-4243


Allianz

PRODUCTION BONUS

National Marketing Organization

Long Term Care

(Forms N-2350-P, N-2350-R1, N-2350-R2, N-2350-R3, N-2350-R4, N-2350-R5, N-2350-R6, N-2350-R7 and State Variations)

The Production Bonus is calculated as a percentage of commissions credited on first year premiums recorded during each monthly accounting period. The Production Bonus shown below includes any Production Bonuses for sub-appointments.

MONTHLY PAID FIRST YEAR PREMIUM	MONTHLY PRODUCTION BONUS
$1,000,000 and over	40%
$500,000 to $999,999	30%
$200,000 to $499,999	20%
$100,000 to $199,999	15%
$ 50,000 to $ 99,999	10%
$ 15,000 to $ 49,999	5%

[signature]
Agent Signature

[signature]
Allianz Life Insurance Company of North America
Signature of Authorized Officer

9/9/94
Effective Date

Robert J. Tonachio
Agent Name (Please Print)

Allianz Life Insurance Company of North America
LifeCare Administrative Office
Post Office Box 4243
Woodland Hills, CA 91365-4243


Allianz

SCHEDULE OF COMPENSATION RATES
National Marketing Organization

This Schedule of Compensation Rates replaces any previously issued compensation schedules. It is acknowledged that the Company reserves the right to reject any applications submitted and to cancel or rescind any contract issued, returning where applicable the consideration or any part thereof. In the event of such rejection, cancellation or rescission, any commissions paid on the consideration returned shall forthwith be paid to the Company or withheld from other commission payments, or both. It is also acknowledged that premium rate increases are not commissionable and that the rated portion of any substandard premium is not commissionable.The compensation rates shown below include compensation for any sub-appointments.

COMPREHENSIVE LONG TERM CARE AND NURSING HOME CARE (ENDORSED GROUP RATES)

Policy Forms N-2350-P, N-2351-P, N-2350-R1, N-2350-R2, N-2350-R3, N-2350-R4, N-2350-R5, N-2350-R6, N-2350-R7 and State Variations

	*Nursing Home Care Policy and **Comprehensive Long Term Care Policy		First Day Coverage Benefit Rider		All Other Riders and Options	
Alabama, Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan (below age 65), Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming						
Policy Years →	First	2-10	First	2-10	First	2-10
New Business/Replacements	18%	9%	18%	9%	18%	9%
California						
Policy Years →	First	2-10	First	2-10	First	2-10
New Business	18%	9%	18%	9%	18%	9%
Replacements — *New policy premium equal to or less than policy being replaced.*	9%	9%	9%	9%	9%	9%
Replacements — *New policy premiums greater than policy being replaced. Commission paid on difference in premium only.*	18%	9%	18%	9%	18%	9%
Michigan (age 65 and over)						
Policy Years →	1-3	4-10	1-3	4-10	1-3	4-10
New Business/Replacements	13%	9%	13%	9%	13%	9%

*Nursing Home Care Policy —Nursing Care Only
** Comprehensive Long Term Care Policy —Includes Home Health Care

[signature]
Agent Signature

[signature]
Allianz Life Insurance Company of North America
Signature of Authorized Officer

9/9/94
Effective Date

Robert J. Tonachio
Agent Name (Please Print)

N-0402-NMO-E

8/94

Allianz Life Insurance Company of North America
LifeCare Administrative Office
Post Office Box 4243
Woodland Hills, CA 91365-4243



SCHEDULE OF COMPENSATION RATES
National Marketing Organization

This Schedule of Compensation Rates replaces any previously issued compensation schedules. It is acknowledged that the Company reserves the right to reject any applications submitted and to cancel or rescind any contract issued, returning where applicable the consideration or any part thereof. In the event of such rejection, cancellation or rescission, any commissions paid on the consideration returned shall forthwith be paid to the Company or withheld from other commission payments, or both. It is also acknowledged that premium rate increases are not commissionable and that the rated portion of any substandard premium is not commissionable. The compensation rates shown below (1) do not apply to policies sold to Endorsed Groups on a discounted premium basis, and (2) include compensation for any sub-appointments.

MEDICARE SUPPLEMENT

(Policy Forms N-1084-A, N-1084-C, N-1084-F and State Variations)

Alabama, Alaska, Arkansas, California, Connecticut, Georgia, Hawaii, Idaho, Illinois, Louisiana, Maine, Maryland, Massachusetts, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, Pennsylvania, Rhode Island, South Dakota, Tennessee, Virginia, Wyoming			
Policy Years →	**First**	**2-6**	**7-10**
New Business/Replacements	22%	11%	0%
Arizona, Colorado, Delaware, District of Columbia, Florida, Indiana, Iowa, Kansas, Kentucky, New Mexico, North Carolina, Ohio, Oklahoma, Oregon, South Carolina, Utah, Vermont			
Policy Years →	**First**	**2-6**	**7-10**
New Business	22%	11%	0%
Replacements	11%	11%	0%
Michigan			
Policy Years →	**Years 1-3**	**4-6**	**7-10**
New Business/Replacements	16%	11%	0%
Minnesota			
Policy Years →	**Years 1-4**	**5-6**	**7-10**
New Business/Replacements	14%	11%	0%
North Dakota			
Policy Years →	**Years 1-6**	**7-10**	
New Business/Replacements	14%	0%	
Texas			
Policy Years →	**First**	**2-7**	**8-10**
New Business	22%	11%	0%
Replacements	11%	11%	0%
Washington			
Policy Years →	**First**	**2 and after**	
New Business/Replacements	9%	9%	
West Virginia			
Policy Years →	**Years 1-5**	**6 and after**	
New Business/Replacements	14%	0%	
Wisconsin			
Policy Years →	**First**	**2-6**	
New Business	19%	13%	
Replacements	13%	13%	

Robert J. Tonachio
Agent Signature

Alan A. Ryles
Allianz Life Insurance Company of North America
Signature of Authorized Officer

9/9/94
Effective Date

Robert J. Tonachio
Agent Name (Please Print)

Allianz Life Insurance Company of North America
LifeCare Administrative Office
Post Office Box 4243
Woodland Hills, CA 91365-4243



SCHEDULE OF COMPENSATION RATES
National Marketing Organization

ENDORSED GROUPS

This Schedule of Compensation Rates replaces any previously issued compensation schedules. It is acknowledged that the Company reserves the right to reject any applications submitted and to cancel or rescind any contract issued, returning where applicable the consideration or any part thereof. In the event of such rejection, cancellation or rescission, any commissions paid on the consideration returned shall forthwith be paid to the Company or withheld from other commission payments, or both. It is also acknowledged that premium rate increases are not commissionable and that the rated portion of any substandard premium is not commissionable. The compensation rates shown below include compensation for any sub-appointments.

MEDICARE SUPPLEMENT
(Policy Forms N-1084-A, N-1084-C, N-1084-F and State Variations)

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Utah, Vermont, Virginia, West Virginia, Wisconsin, Wyoming

Policy Years →	First	2-6	7-10
New Business/Replacements	8%	8%	0%

North Dakota, Texas

Policy Years →	First	2-7	8-10
New Business/Replacements	8%	8%	0%

Washington

Policy Years →	First	2 and after
New Business/Replacements	6%	6%

[signature]
Agent Signature

[signature]
Allianz Life Insurance Company of North America
Signature of Authorized Officer

9/9/94
Effective Date

Robert J. Tonachio
Agent Name (Please Print)

N-0402-MS-NMO-E

Allianz Life Insurance Company of North America

LifeCare Administrative Office
21031 Ventura Boulevard, Suite 1105
Mailing Address: Post Office Box 4243
Woodland Hills, CA 91365-4243
(818) 887-4436 / FAX (818) 887-4595


Allianz

October 13, 1994

Robert Tonachio
P O Box 1150
Kingston, TN 37763

Dear Mr. Tonachio:

Enclosed, is your new NMO Medicare Supplement Compensation schedule, effective September 9, 1994.

If you have any questions feel free to call me.

Sincerely,

Holly McDonald

Holly McDonald
Contracting/ Licensing
/hm

cc: Brokers International

Allianz Life Insurance Company
of North America
PO Box 59060
Minneapolis, MN 55459-0060
800/950-0323
www.allianzlife.com


Allianz



Request For Transfer of Agent/Agency Contract

By signing this request, I understand that I will be transferred from my current Field Marketing Organization (FMO), to the FMO listed below, for Allianz Life.

Agent Name: Robert Tonachio (Please Print) Agent SS# *** FISMA & OMB Memorandum M-07-16 ***

Agent # 013 2325

Agent Address: 615 River Road Kingston TN 37763

Agent Phone Number: 865-376-4925

Agent Signature: [signature] Date: 7-11-02

FMO Name: William McCarty (Please Print) FMO # 013

FMO Signature: [signature] Date: 7/12/02

Please return the completed form to BCA Licensing at the following address, or fax it to (303) 512-0187.

4411 E. Kentucky Ave.
Glendale, CO 80246

For Agent Use Only

M1064. (R-4/2001)



BROKERS' CHOICE of AMERICA, INC.

P A R T N E R S · I N · P R O F I T

Tyrone M Clark, President

REQUEST FOR AGENT TRANSFER/RELEASE

I, Robert J. Tonachio SSN *** FISMA & OMB Memorandum M-07-16 *** HEREBY REQUEST THAT MY CONTRACTS WITH THE FOLLOWING COMPANIES BE TRANSFERRED/ RELEASED FROM Brokers International LTD TO BROKERS' CHOICE OF AMERICA, INC.

1. USG (ING) # 35-853
2. ~~Fidelity~~ = Allianz #
3. #
4. #
5. #

AGENT SIGNATURE [signature] DATE 6-13-02

I HEREBY AGREE TO RELEASE THE ABOVE AGENT FROM HIS CONTRACTS TO BROKERS' CHOICE OF AMERICA, INC. EFFECTIVE IMMEDIATELY. CURRENT UPLINE NAME (PRINTED):

RELEASING UPLINE SIGNATURE [signature] DATE 6-24-02

I, TYRONE CLARK OF BROKERS' CHOICE OF AMERICA, INC. HEREBY ACCEPT THIS AGENT AND IN EXCHANGE FOR THE RELEASE UNCONDITIONALLY AGREE TO A RECIPROCAL RELEASE OF ANY ONE AGENT REQUESTING A RELEASE FROM BROKERS' CHOICE OF AMERICA, INC. TO THE ABOVE MARKETING COMPANY.

[signature]

TYRONE CLARK – PRESIDENT BCA

4411 E. Kentucky Ave. · Glendale, CO 80246
(303) 753-1417 · National (800) 344-4105 · Fax (303) 753-9717

Allianz Life Insurance Company of North America

LifeCare Administrative Office
21021 Ventura Boulevard, Suite 300
Mailing Address: Post Office Box 4243
Woodland Hills, CA 91365-4243


Allianz

December 8, 1993

Robert J. Tonachin
P.O. Box 1150
Kingston, TN 37763

Dear Mr. Tonachin:

Congratulations! Your appointment with Allianz Life Insurance Company of North America is effective as of October 31, 1993, and your Agent Code Number is #LC1-0072E.

Enclosed is your fully executed Agency Agreement.

Please feel free to give us a call if you have any questions.

Sincerely,

Doreen Brollier

Doreen Brollier
Agent Licensing

/db

Enclosures

cc: Brokers International

Allianz Life Insurance Company of North America
Post Office Box 4243
Woodland Hills, CA 91365-4243


Allianz


AGENT CODE NUMBER:
LCI-0728

AGENCY AGREEMENT

1. APPOINTMENT

Allianz Life Insurance Company of North America (the Company, we, us or our) appoints you as our agent (Agent, you or your) to represent us in accordance with this Agreement (Parties refer to both the Company and you).

2. AGENT RIGHTS AND RESPONSIBILITIES

a. **Independence** - As an independent contractor, you are free to exercise your discretion and judgement as to time, place and means of performing all authorized acts hereunder. Nothing in this Agreement is intended to create a relationship of employer and employee between us and you.

b. **Freedom of Choice** - You are free to contract with other insurance companies.

c. **Territory** - Your territory is any state in which both you and the Company are properly licensed and appointed. This Agreement does not grant exclusive rights for any territory or products.

d. **Authority** - We authorize you, subject to the provisions of this Agreement:

1) to solicit personally and through your properly licensed agents who have entered into an Agency Agreement or Broker's Agreement with us at your request (your agents), applications for insurance policies described in the Schedule of Compensation Rates, and promptly to forward the applications to us for consideration;

2) to collect the full initial premium for policies to be issued and promptly to submit all premium collected to us. All funds received and collected by you shall be received by you as trust property for us;

3) to promptly deliver policies in accordance with our delivery requirements; and

4) to make reasonable efforts to maintain our insurance policies in force and to provide reasonable assistance to our policyholders.

e. **Commissions** - We will pay you, as full compensation for all services rendered and expenses incurred by you, first year and renewal commissions at the rates provided and subject to the terms and conditions contained in the attached Schedule of Compensation Rates. These commissions will accrue on earned premiums paid to us for policies issued from applications procured by you while this Agreement is in effect. If the amount of commissions to be paid to you for any commission statement period is less than $25.00, such commissions will accrue and will be payable to you when the commissions due you equal or exceed $25.00.

f. **Vesting of Commissions** - Except as limited by the following sentence, all first year and renewal commissions are fully vested. In the event that either during the time you are an agent of the Company or at any time thereafter, you breach any provision of this Agreement, or there exists "cause" for termination (as defined in Paragraph 4k), we may terminate the payment to you of any and all commissions which would otherwise by payable to you hereunder. If you are terminated without cause, we will not pay commissions to you after any calendar year in which the total commissions earned by you for the year is less than $250.00.

g. **Indebtedness** - You are responsible for the payment to the Company of all monies which:

1) you or your agents collect on our behalf;

2) are due us as a result of commissions paid on premiums which we subsequently returned to the applicant or policyholder; or

3) are paid to you or your agents which are not due you or your agents under this Agreement.

h. **Licensing** -

1) You must be properly licensed and appointed in every state in which you solicit applications for the Company's insurance policies. We will not accept applications from an unlicensed agent.

2) You will pay the fee for your initial appointment with us and all renewals, as well as any resident or non-resident license fees and renewals.

i. **Other Expenses** - We will, at our cost, provide you with application forms and various other forms necessary to writing and servicing our policies. You will be responsible for all other business expenses.

j. **Advertising and Sales Promotion** - We will, at our cost, furnish you our standard advertising materials, circulars and other printed sales matter. You may develop your own advertising material, but no advertising material may be used without our prior written approval.

k. **Accounting** - We will provide you with periodic statements of your commissions, earnings and any indebtedness.

Allianz Life Insurance Company of North America
LifeCare Administrative Office
Post Office Box 4243
Woodland Hills, CA 91365-4243


Allianz

SCHEDULE OF COMPENSATION RATES

National Marketing Organization

This Schedule of Compensation Rates replaces any previously issued compensation schedules. It is acknowledged that the Company reserves the right to reject any applications submitted and to cancel or rescind any contract issued, returning where applicable the consideration or any part thereof. In the event of such rejection, cancellation or rescission, any commissions paid on the consideration returned shall forthwith be paid to the Company or withheld from other commission payments, or both. It is also acknowledged that premium rate increases are not commissionable and that the rated portion of any substandard premium is not commissionable.The compensation rates shown below include compensation for any sub-appointments.

Long Term Care

(Forms N-2350-P, N-2350-R1, N-2350-R2, N-2350-R3, N-2350-R4, N-2350-R5, N-2350-R6, N-2350-R7 and State Variations)

First Year	*Ages 40-64*	*Ages 65-69*	*Ages 70-74*	*Ages 75-84*
Long Term Nursing Care Policy	70%	65.0%	60%	55.0%
Home and Community Based Care Benefit Rider	70%	65.0%	60%	55.0%
First Day Coverage Benefit Rider	0%	0.0%	0%	0.0%
All Other Benefit Riders and Options	35%	32.5%	30%	27.5%

Renewal Years 2 - 10	*Ages 40-64*	*Ages 65-69*	*Ages 70-74*	*Ages 75-84*
Long Term Nursing Care Policy — Lifetime	18%	15%	12%	9%
Long Term Nursing Care Policy — 3-Year	15%	12%	9%	6%
All Benefit Riders and Options	0%	0%	0%	0%

Renewal Years 11 and After

A 9% service fee is payable on base policy premiums if renewal year premiums exceed $5,000,000.

[signature] Agent Signature

[signature] Allianz Life Insurance Company of North America Signature of Authorized Officer

11-24-93 Effective Date

Robert J. Tonachio
Agent Name (Please Print)

BROKERS INTERNATIONAL, LTD.
P. O. BOX 9279
DENVER, COLORADO 80209

N-0402

3/93

Exhibit 6.1

American Equity Investment Insurance Company



P.O. Box 71216
Des Moines, IA 50325
888-221-1234
Fax 515-221-0138
www.american-equity.com

Agent Appointment Application

1. Name Robert James Ionachio
(as it appears on your license - please attach current copy)

2. If currently licensed as Partnership or Corporation, give name, address, Tax ID No. (please attach current copy of license)

Name	Street	City	State	Zip
N/A				

	Street	City	State	Zip	How Long
3. Residence Address	615 River Road	Kingston	TN	37763	20y
Previous Address (if less than 3 years at present address)	N/A				
4. Business Address	615 River Road	Kingston	TN	37763	

5. Residence Phone (865) 376-1030
6. Business Phone (865) 376-4925
7. Fax # (865) 376-2294
8. Preferred Mailing To: ☐ Residence or ☒ Business
9. E-Mail robjames1@msn.com
10. ☐ Female ☒ Male
11. Date of Birth 04/20/37
12. Taxpayer Identification Number *** FISMA & OMB Memorandum M-07-16 ***
13. Social Security Number *** FISMA & OMB Memorandum M-07-16 ***
14. For which states do you wish non-resident appointments? AZ; IL; NJ; NC; FL
(attach copy of current licenses; fees required for non-resident appointments)
15. Do you have a Debit balance as a result of the sale of any insurance related product or activity? ☐ Yes ☒ No If Yes, give name of company and explanation ______ Balance $ ______
16. If you answer "Yes" to any of the questions below, please write details on a separate sheet and attach to this application.
   a. Have you ever had your insurance license suspended or revoked? ☐ Yes ☒ No
   b. Have you ever had a complaint filed against you with an insurance department? ☐ Yes ☒ No
   c. Has any claim ever been made against you, your surety company, or errors and omissions insurer or have you been refused surety bonding? ☐ Yes ☒ No
   d. Have you ever been convicted of a felony, including but not limited to crimes involving dishonesty, breach of trust, or a violation of any federal law? ☐ Yes ☒ No
   e. Have you ever been involved in any litigation, including bankruptcy? ☐ Yes ☒ No
   f. Are there any unsatisfied judgements/liens outstanding against you? ☐ Yes ☒ No
17. Errors and Omissions Coverage? ☒ Yes ☐ No ______ If Yes, name of carrier and amount CalSurance
See policy attached

AGENT'S DECLARATION AND AUTHORIZATION

(1) I hereby certify that all my answers to the above questions are true. The information is to the best of my knowledge an accurate Statement of Fact. I further understand that if any material information given in this application is found to be incorrect or incomplete, it will be grounds for termination for cause at the sole discretion of the Company. Agent agrees that by accepting commissions from the Company, he/she acknowledges his/her acceptance of all terms and conditions of the contract/license agreement.

(2) I authorize the Company and individuals to give, at any time, any information regarding my character, general reputation, personal traits, employment and any other information they have, whether or not in their records, and release the Company and individuals from all liabilities for any damage whatsoever for issuing this information. I authorize the Company to use this information where its legal interest and/or obligations are involved. Further, I acknowledge that I have no objection to the Company investigating any of these facts and agree to indemnify and hold the Company harmless against any liability which may result in conducting such investigation. I understand that I have a right to make a written request within a reasonable period of time to receive additional detailed information about the nature and scope of this investigation.

(3) *Certification* - Under penalties of perjury, I certify that:
   a. The Social Security Number or Taxpayer Identification Number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and
   b. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Robert J Ionachio
Signature of Applicant

3-19-04
Date



P.O. Box 71216
Des Moines, IA 50325
888-221-1234
Fax 515-221-0138
www.american-equity.com

CONSUMER REPORT
Authorization

American Equity agents are required to have acceptable credit histories at the time of appointment while under contract with American Equity. Before an agent is appointed, or an agency contract is renewed, or at any appropriate time, American Equity may review the individual's credit history in order to verify compliance with said company's policy.

Information you provide below will be used to access your consumer credit report.

Robert J Tonachio
Printed Name

675 River Road
Address

Kingston TN 37763
City, State, Zip

*** FISMA & OMB Memorandum M-07-16 ***
Social Security Number

04-20-1937
Date of Birth

Applicant – Please read carefully and sign below:

I UNDERSTAND THAT TO BE ELIGIBLE FOR APPOINTMENT WITH AMERICAN EQUITY, MY CREDIT HISTORY MUST BE IN GOOD STANDING. I AUTHORIZE AMERICAN EQUITY TO OBTAIN A CONSUMER CREDIT REPORT ABOUT ME BOTH BEFORE AND (IN THE EVENT I AM APPOINTED) AFTERWARDS FOR THE PURPOSE OF EVALUATING MY APPLICATION FOR AN AGENCY CONTRACT OR ANY RENEWAL OF MY AGENCY CONTRACT. I UNDERSTAND THAT A COPY OF MY CREDIT REPORT AND A SUMMARY OF MY RIGHTS AS A CONSUMER WILL BE PROVIDED TO ME BEFORE ANY DECISION ADVERSELY AFFECTING MY AGENCY CONTRACT IS MADE IF THE DECISION IS BASED ON MY CONSUMER CREDIT REPORT.

Signature: [signature] Date: 3-19-04

865-376-4925
Phone Number



P.O. Box 71216
Des Moines, IA 50325
888-221-1234
Fax 515-222-5952
www.american-equity.com

3/04

AUTHORIZATION AGREEMENT

For Pre-Authorized Payments ***(Credits)***

I (We) hereby authorize American Equity Investment Life Insurance Company, hereinafter called The Company, to initiate **credit entries**, electronically, by paper means or by any other commercially accepted method, to My (Our) checking/saving account indicated below and the financial institution named below, hereinafter called Financial Institution, to credit the same such account.

I (We) have attached a voided personal check which contains account and routing information.

FINANCIAL INSTITUTION	BRANCH	
Union Planters Bank	Kingston	
CITY	STATE	ZIP
Kingston	TN	37763
TRANSIT/ABA NUMBER	ACCOUNT NUMBER	
064000280	0001305069	

This authorization is to remain in full force until The Company and Financial Institution have each received written notification from me (or either of us) of its termination in such time and in such manner as to afford The Company and Financial Institution a reasonable opportunity to act on it.

IMPORTANT: ATTACH VOIDED PERSONAL CHECK

NAME(S)	AGENT NUMBER(S)	DATE
Robert J Tonachio	Pending	3/19/04
AUTHORIZED SIGNATURE	AUTHORIZED SIGNATURE	
x [signature]	x N/A	

Form 4052 (06/06/02)



P.O. Box 71216
Des Moines, IA 50325
888-221-1234
Fax 515-221-0138
www.american-equity.com

CORPORATE AGENT'S
Contract Guarantee

Agent's Contract Number Pending #56152

If the Agent's Contract being applied for will be held by a corporation, the following must be completed for contract approval.

PERSONAL GUARANTEE

The undersigned individual personally guarantees the full and faithful performance of all duties and obligations of agent pursuant to the attached agent's contract.

By: [signature] *** FISMA & OMB Memorandum M-07-16 *** 03/19/2004
Signature SS# Date (mm/dd/yyyy)

Robert J Tonachio 615 River Road Kingston TN 37763
Print Name Residential Address

For Home Office Use Only

Authorized Signature ____________ Date ____________

Title ____________

American Equity Investment Life Insurance Company

Form 4061 (4/00)



P.O. Box 71216
Des Moines, IA 50325
888-221-1234
Fax 515-221-0138
www.american-equity.com

Agent Appointment Application

(Please Complete in Black Ink)

1. Name Bob Ionechio
(as it appears on your license - please attach current copy)
2. If currently licensed as Partnership or Corporation, give name, address, Tax ID No. (please attach current copy of license)
Name Robert James & Associates Inc Street 615 River Rd. City Kingston State Tn Zip 37763
3. Residence Address Street City State Zip How Long
4. Business Address Street Same as Above City State Zip
5. Residence Phone (
6. Business Phone (866-204-3631 ext 4
7. Fax # (865 376 2294
8. Preferred Mailing To: ☑ Residence or ☐ Business
9. E-Mail RJAAdmin@bellsouth.net
10. ☐ Female ☑ Male
11. Date of Birth 4-20-1937
12. Taxpayer Identification Number 62-0552892
13. Social Security Number *** FISMA & OMB Memorandum M-07-16 ***
14. Resident License Number
15. For which states do you wish non-resident appointments?
(attach copy of current licenses; fees required for non-resident appointments)
16. Do you have a Debit balance as a result of the sale of any insurance related product or activity? ☐ Yes ☑ No If Yes, give name of company and explanation
Balance $
17. If you answer "Yes" to any of the questions below, please write details on a separate sheet and attach to this application.
   a. Have you ever had your insurance license suspended or revoked? ☐ Yes ☑ No
   b. Have you ever had a complaint filed against you with an insurance department? ☐ Yes ☑ No
   c. Has any claim ever been made against you, your surety company, or errors and omissions insurer or have you been refused surety bonding? ☐ Yes ☑ No
   d. Have you ever been convicted of a crime, felony or misdemeanor including but not limited to crimes involving dishonesty, breach of trust, or a violation of any federal law? ☐ Yes ☑ No
   e. Have you ever been involved in any litigation, including bankruptcy? ☐ Yes ☑ No
   f. Are there any unsatisfied judgements/liens outstanding against you? ☐ Yes ☑ No
18. Errors and Omissions Coverage? ☑ Yes ☐ No If Yes, name of carrier and amount

AGENT'S DECLARATION AND AUTHORIZATION

(1) I hereby certify that all my answers to the above questions are true. The information is to the best of my knowledge an accurate Statement of Fact. I further understand that if any material information given in this application is found to be incorrect or incomplete, it will be grounds for termination for cause at the sole discretion of the Company. Agent agrees that by accepting commissions from the Company, he/she acknowledges and certifies that he/she has read and accepts all of the terms and conditions of the Agent's Contract Form 121, a copy of which is attached hereto and incorporated herein by reference. By signing this Agent Appointment Application I hereby consent to receive facsimiles and E-mails to the above fax number and E-mail account. The Company shall be allowed to fax and email me in connection with our business relationship.

(2) I authorize the Company and individuals to give, at any time, any information regarding my character, general reputation, personal traits, employment and any other information they have, whether or not in their records, and release the Company and individuals from all liabilities for any damage whatsoever for issuing this information. I authorize the Company to use this information where its legal interest and/or obligations are involved. Further, I acknowledge that I have no objection to the Company investigating any of these facts and agree to indemnify and hold the Company harmless against any liability which may result in conducting such investigation. I understand that I have a right to make a written request within a reasonable period of time to receive additional detailed information about the nature and scope of this investigation.

(3) *Certification* - Under penalties of perjury, I certify that:
   a. The Social Security Number or Taxpayer Identification Number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and
   b. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding.

Robert J Ionechio
Signature of Applicant

7-31-06
Date

Form 3000

10/12/04

AMERICAN EQUITY INVESTMENT LIFE INSURANCE COMPANY

P.O. Box 71216
Des Moines, IA 50325
888-221-1234
Fax 515-222-5952
www.american-equity.com

AUTHORIZATION AGREEMENT

For Pre-Authorized Payments ***(Credits)***

I (We) hereby authorize American Equity Investment Life Insurance Company, hereinafter called The Company, to initiate **credit entries**, electronically, by paper means or by any other commercially accepted method, to My (Our) checking/saving account indicated below and the financial institution named below, hereinafter called Financial Institution, to credit the same such account.

FINANCIAL INSTITUTION	BRANCH	
Regions		
CITY	STATE	ZIP
Kingston	Tn	37763
TRANSIT/ABA NUMBER	ACCOUNT NUMBER	
888866660 -	7301046411	

I (we) hereby authorize the Company to send My (Our) commission statements electronically to the email account indicated below.

E-MAIL ADDRESS
RJAAdmin@bellsouth.net

This authorization is to remain in full force until The Company and Financial Institution have each received written notification from me (or either of us) of its termination in such time and in such manner as to afford The Company and Financial Institution a reasonable opportunity to act on it.

NAME(S)	AGENT NUMBER(S)	DATE
Robert James & Associates Inc		7.31.06
AUTHORIZED SIGNATURE	AUTHORIZED SIGNATURE	
X [signature]	X	

IMPORTANT: ATTACH VOIDED PERSONAL CHECK BELOW ▼

Form 4052

06/01/04


AMERICAN
EQUITY INVESTMENT LIFE
INSURANCE COMPANY

P.O. Box 71216
Des Moines, IA 50325
888-221-1234
Fax 515-221-0138
www.american-equity.com

CORPORATE AGENT'S
Contract Guarantee

If the Agent's Contract being applied for will be held by a corporation, the following must be completed for contract approval.

PERSONAL GUARANTEE

The undersigned individual personally guarantees the full and faithful performance of all duties and obligations of agent pursuant to the attached agent's contract. I hereby certify I have received and read Agents Contract form 121.

By: Robert J. Tonachio *** FISMA & OMB Memorandum M-07-16 *** 7-31-06
Signature — SS# — Date

Robert Tonacchio — 615 River Road Kingston TN 37763
Print Name — Residential Address

Robert James & Associates, Inc. — 562552872
Business Name — Tax ID#


AMERICAN

P.O. Box 71216
Des Moines, IA 50325
888-221-1234
Fax 515-221-0138
www.american-equity.com

CONSUMER REPORT
Authorization

American Equity agents are required to have acceptable credit histories at the time of appointment while under contract with American Equity. Before an agent is appointed, or an agency contract is renewed, or at any appropriate time, American Equity may review the individual's credit history in order to verify compliance with said company's policy.

Information you provide below will be used to access your consumer credit report.

Bob Toncchio
Printed Name

615 River Road
Address

Kingston TN, 37763
City, State, Zip

*** FISMA & OMB Memorandum M-07-16 ***
Social Security Number

4-20-37
Date of Birth

Applicant -- Please read carefully and sign below:

I UNDERSTAND THAT TO BE ELIGIBLE FOR APPOINTMENT WITH AMERICAN EQUITY, MY CREDIT HISTORY MUST BE IN GOOD STANDING. I AUTHORIZE AMERICAN EQUITY TO OBTAIN A CONSUMER CREDIT REPORT ABOUT ME BOTH BEFORE AND (IN THE EVENT I AM APPOINTED) AFTERWARDS FOR THE PURPOSE OF EVALUATING MY APPLICATION FOR AN AGENCY CONTRACT OR ANY RENEWAL OF MY AGENCY CONTRACT. I UNDERSTAND THAT A COPY OF MY CREDIT REPORT AND A SUMMARY OF MY RIGHTS AS A CONSUMER WILL BE PROVIDED TO ME BEFORE ANY DECISION ADVERSELY AFFECTING MY AGENCY CONTRACT IS MADE IF THE DECISION IS BASED ON MY CONSUMER CREDIT REPORT.

[signature]
Signature

7-31-06
Date

866-204-3631 ext 4
Phone Number


AMERICAN
EQUITY INVESTMENT LIFE
INSURANCE COMPANY

P.O. Box 71216
Des Moines, IA 50325
888-221-1234
Fax 515-222-5952

Regional Marketing Organization
COMMISSION SCHEDULE

Product		Non-Qualified						Qualified Age 0 – 75 (see Non-Qualified rates)	
PLATINUM-3	INDEX 2-06	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	IL	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		8.50%	4.75%	6.37%	3.56%	4.25%	2.37%	4.25%	2.37%
MILLENNIUM PLATINUM (PLATINUM-10)	INDEX 6-05	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		9.50%	5.25%	7.12%	3.93%	4.75%	2.62%	4.75%	2.62%
PREMIER PLATINUM	INDEX 5-05	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		10.00%	4.25%	7.50%	3.18%	5.00%	2.12%	5.00%	2.12%
FUTURE PLATINUM	INDEX 4-05	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		12.00%	4.25%	9.00%	3.18%	6.00%	2.12%	6.00%	2.12%
COMPASS SELECT	INDEX 3-05	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states except those below	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		9.50%	4.25%	7.12%	3.18%	4.75%	2.12%	4.75%	2.12%
	IL,TX	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80	
		8.50%	4.25%	6.37%	3.18%	4.75%	2.12%	4.25%	2.12%
BONUS GOLD	INDEX 1-05	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states except those below	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		9.50%	3.75%	7.12%	2.81%	4.75%	1.87%	4.75%	1.87%
	AL,IN,KY,MA,MD, ND,PA,SC,VA,VT	Age 0 - 71		Age 72 - 80		Age 81 - 85		Age 76 – 80	
		9.50%	3.75%	5.43%	2.14%	4.75%	1.87%	4.28%	1.87%
	OK	Age 0 – 68		Age 69 – 77		Age 78 – 85		Age 76 - 80	
		9.50%	3.75%	5.43%	2.14%	4.75%	1.87%	4.28%	1.87%
FREEDOM GOLD	INDEX-30	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		8.25%	3.75%	6.18%	2.81%	4.12%	1.87%	4.12%	1.87%
FUTURE GOLD	INDEX-28	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80	
	All approved states except those below	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		13.50%	4.25%	10.12%	3.18%	6.75%	2.12%	6.75%	2.12%
	MD and SC	Age 0 - 75		Age 76 - 77		Age 78 - 85		Age 76 – 80	
		13.50%	4.25%	10.12%	3.18%	6.75%	2.12%	6.11%	2.12%
FPDA-1	FPDA-1	Age 0 - 75		Age 76 - 85				Age 76 - 80	
	OR	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5			Yr 1	Yrs 2-5
		8.00%	4.00%	6.00%	3.00%			4.00%	2.00%
FPDA-3	FPDA-3	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		4.50%	2.15%	3.37%	1.61%	2.25%	1.07%	2.25%	1.07%
GUARANTEE PLUS 1	FPDA-5-2001	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		6.50%	3.25%	4.87%	2.43%	3.25%	1.62%	3.25%	1.62%
GUARANTEE PLUS 2	FPDA-2-2001	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		6.00%	1.90%	4.50%	1.42%	3.00%	0.95%	3.00%	0.95%



P.O. Box 71216
Des Moines, IA 50325
888-221-1234
Fax 515-222-5952

Regional Marketing Organization
COMMISSION SCHEDULE

Product		Non-Qualified						Qualified Age 0 – 75 (see Non-Qualified rates)		
FPDA-12	**FPDA-12**	Age 0 - 75		Age 76 - 80		Age 81 – 85		Age 76 - 80		
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	
		8.50%	5.25%	6.37%	3.93%	4.25%	2.62%	4.25%	2.62%	
FPDA-11	**FPDA-11**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80		
	All approved states except those below	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	
		6.00%	3.75%	4.50%	2.81%	3.00%	1.87%	3.00%	1.87%	
	CA,KY,MA,MD,MO, ND,OK,SC,TX,VA	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80		
		6.00%	3.75%	3.92%	2.45%	2.77%	1.84%	2.77%	1.84%	
	IN and PA	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80		
		5.00%	2.73%	3.75%	2.04%	2.50%	1.36%	2.50%	1.36%	
FPDA-10	**FPDA-10**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80		
	All approved states except those below	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	
		11.50%	4.75%	8.62%	3.56%	5.75%	2.37%	5.75%	2.37%	
	AL,CA,KY,MA,MD,MO, ND,OK,SC,TX,VA	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80		
		11.50%	4.75%	7.18%	2.97%	5.25%	2.25%	5.25%	2.25%	
	IN and PA	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80		
		10.50%	4.75%	6.18%	2.97%	4.25%	2.25%	4.25%	2.25%	
	WA	Age 0 – 53		Age 54 – 80		Age 81 – 85		Age 54 - 80		Age 0-53 (see Non-Qualified rates)
		10.00%	5.25%	6.66%	3.50%	4.28%	2.62%	5.23%	2.62%	
SUPER-7	**SUPER-7**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80		
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	
		1.80%	0.84%	1.35%	0.62%	0.90%	0.41%	0.90%	0.41%	
SPDA-2003	**SPDA-2003**	Age 0 - 75		Age 76 - 85				Age 76 - 80		
	UT	Single Premium		Single Premium				Single Premium		
		9.50%		7.12%				4.75%		
SPDA-2	**SPDA-2**	Age 0 - 75		Age 76 - 85				No Reduction for Qualified Premium		
	UT,WA	Single Premium		Single Premium						
		6.50%		4.87%						
SPIA-1	**SPIA-1**	Age 0 - 90								
	All approved states	4.60%								

1. If the annuitant and owner are different, commissions will be based on the older age.

2. Commissions will be charged back on all Deferred Annuities if the annuitant/owner dies of natural causes in the first contract year and contract value is taken out in a lump sum as determined **by the date of death, not the date of payout**. The charge back is equal to 100% in the first policy month and reduced by 1/12 each month thereafter. If a spousal continuation is done and the spouse subsequently decides to take a full surrender there will be a charge back if processed in:
   1st Contract Year – 100% of the pro-rata amount based on date of death
   2nd Contract Year – 75% of the pro-rata amount based on date of death
   3rd Contract Year – 50% of the pro-rata amount based on date of death
   4th Contract Year – 25% of the pro-rata amount based on date of death

3. Commissions will not be paid on premiums received after the date of death of the owner or annuitant.


AMERICAN
EQUITY INVESTMENT LIFE
INSURANCE COMPANY

Regional Marketing Organization

Service Fee Schedule

Product		Non-Qualified			Qualified	
The Solution	T-03	Age 0 - 75	Age 76 - 80	Age 81 - 85	Age 0 – 75	Age 76 – 80
	All approved states	Yr 1	Yr 1	Yr 1	Yr 1	Yr 1
		3.50%	2.63%	1.75%	3.50%	1.75%
SPDA-6 (5 year)	S-6	Age 0 - 82	Age 83 - 85		Age 0 – 75	Age 76 – 80
	All approved states	3.00%	2.10%		3.00%	1.50%



P.O. Box 71216
Des Moines, IA 50325
888-221-1234
Fax 515-222-5952

Managing General Agent
COMMISSION SCHEDULE

Product		Non-Qualified						Qualified Age 0 – 75 (see Non-Qualified rates)	
PLATINUM-3	**INDEX 2-06**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	IL	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		7.00%	4.00%	5.25%	3.00%	3.50%	2.00%	3.50%	2.00%
MILLENNIUM PLATINUM (PLATINUM-10)	**INDEX 6-05**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		8.00%	4.25%	6.00%	3.18%	4.00%	2.12%	4.00%	2.12%
PREMIER PLATINUM	**INDEX 5-05**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		8.50%	3.25%	6.37%	2.43%	4.25%	1.62%	4.25%	1.62%
FUTURE PLATINUM	**INDEX 4-05**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		10.50%	3.25%	7.87%	2.43%	5.25%	1.62%	5.25%	1.62%
COMPASS SELECT	**INDEX 3-05**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states except those below	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		8.00%	3.25%	6.00%	2.43%	4.00%	1.62%	4.00%	1.62%
	IL,TX	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80	
		7.00%	3.25%	5.25%	2.43%	4.00%	1.62%	3.50%	1.62%
BONUS GOLD	**INDEX 1-05**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80	
	All approved states except those below	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		8.00%	2.75%	6.00%	2.06%	4.00%	1.37%	4.00%	1.37%
	AL,IN,KY,MA,MD, ND,PA,SC,VA,VT	Age 0 – 71		Age 72 – 80		Age 81 – 85		Age 76 - 80	
		8.00%	2.75%	4.57%	1.57%	4.00%	1.37%	3.62%	1.37%
	OK	Age 0 – 68		Age 69 – 77		Age 78 – 85		Age 76 - 80	
		8.00%	2.75%	4.57%	1.57%	4.00%	1.37%	3.62%	1.37%
FREEDOM GOLD	**INDEX-30**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		7.00%	2.75%	5.25%	2.06%	3.50%	1.37%	3.50%	1.37%
FUTURE GOLD	**INDEX-28**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80	
	All approved states except those below	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		12.00%	3.25%	9.00%	2.43%	6.00%	1.62%	6.00%	1.62%
	MD and SC	Age 0 - 75		Age 76 -77		Age 78 - 85		Age 76 – 80	
		12.00%	3.25%	9.00%	2.43%	6.00%	1.62%	5.43%	1.62%
FPDA-1	**FPDA-1**	Age 0 - 75		Age 76 - 85				Age 76 - 80	
	OR	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5			Yr 1	Yrs 2-5
		7.00%	3.00%	5.25%	2.25%			3.50%	1.50%
FPDA-3	**FPDA-3**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		3.50%	1.49%	2.62%	1.11%	1.75%	0.74%	1.75%	0.74%
GUARANTEE PLUS 1	**FPDA-5-2001**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		5.50%	2.75%	4.12%	2.06%	2.75%	1.37%	2.75%	1.37%
GUARANTEE PLUS 2	**FPDA-2-2001**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80	
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5
		5.00%	1.50%	3.75%	1.12%	2.50%	0.75%	2.50%	0.75%



P.O. Box 71216
Des Moines, IA 50325
888-221-1234
Fax 515-222-5952

Managing General Agent
COMMISSION SCHEDULE

Product		**Non-Qualified**						**Qualified** Age 0 – 75 (see Non-Qualified rates)		
FPDA-12	**FPDA-12**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 - 80		
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	
		7.00%	4.25%	5.25%	3.18%	3.50%	2.12%	3.50%	2.12%	
FPDA-11	**FPDA-11**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80		
	All approved states except those below	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	
		5.00%	2.75%	3.75%	2.06%	2.50%	1.37%	2.50%	1.37%	
	CA,KY,MA,MD,MO, ND,OK,SC,TX,VA	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80		
		5.00%	2.75%	3.26%	1.79%	2.30%	1.53%	2.30%	1.53%	
	IN and PA	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80		
		4.00%	2.18%	3.00%	1.63%	2.00%	1.09%	2.00%	1.09%	
FPDA-10	**FPDA-10**	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80		
	All approved states except those below	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	
		10.00%	3.75%	7.50%	2.81%	5.00%	1.87%	5.00%	1.87%	
	AL,CA,KY,MA,MD,MO, ND,OK,SC,TX,VA	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80		
		10.00%	3.75%	6.25%	2.34%	4.75%	1.75%	4.75%	1.75%	
	IN and PA	Age 0 - 75		Age 76 - 80		Age 81 - 85		Age 76 – 80		
		9.00%	3.75%	5.25%	2.34%	3.75%	1.75%	3.75%	1.75%	
	WA	Age 0 – 53		Age 54 – 80		Age 81 – 85		Age 54 - 80		Age 0-53 (see Non-Qualified rates)
		8.50%	4.25%	5.66%	2.83%	3.64%	2.12%	4.45%	2.12%	
SUPER-7	**SUPER-7**	Age 0 - 75		Age 76 – 80		Age 81 - 85		Age 76 – 80		
	All approved states	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	Yr 1	Yrs 2-5	
		1.00%	0.31%	0.75%	0.22%	0.50%	0.15%	0.50%	0.15%	
SPDA-2003	**SPDA-2003**	Age 0 - 75		Age 76 - 85				Age 76 - 80		
	UT	Single Premium		Single Premium				Single Premium		
		8.50%		6.37%				4.25%		
SPDA-2	**SPDA-2**	Age 0 - 75		Age 76 - 85				No Reduction for Qualified Premium		
	UT,WA	Single Premium		Single Premium						
		5.50%		4.12%						
SPIA-1	**SPIA-1**	Age 0 - 90								
	All approved states	4.00%								

1. If the annuitant and owner are different, commissions will be based on the older age.

2. Commissions will be charged back on all Deferred Annuities if the annuitant/owner dies of natural causes in the first contract year and contract value is taken out in a lump sum as determined **by the date of death, not the date of payout**. The charge back is equal to 100% in the first policy month and reduced by 1/12 each month thereafter. If a spousal continuation is done and the spouse subsequently decides to take a full surrender there will be a charge back if processed in:
   1st Contract Year – 100% of the pro-rata amount based on date of death
   2nd Contract Year – 75% of the pro-rata amount based on date of death
   3rd Contract Year – 50% of the pro-rata amount based on date of death
   4th Contract Year – 25% of the pro-rata amount based on date of death

3. Commissions will not be paid on premiums received after the date of death of the owner or annuitant.


AMERICAN
EQUITY INVESTMENT LIFE
INSURANCE COMPANY

Managing General Agent

Service Fee Schedule

Product		Non-Qualified			Qualified	
The Solution	**T-03**	Age 0 - 75	Age 76 - 80	Age 81 - 85	Age 0 – 75	Age 76 – 80
	All approved states	Yr 1	Yr 1	Yr 1	Yr 1	Yr 1
		3.50%	2.63%	1.75%	3.50%	1.75%
SPDA-6 (5 year)	**S-6**	Age 0 - 82	Age 83 - 85		Age 0 – 75	Age 76 – 80
	All approved states	3.00%	2.10%		3.00%	1.50%

Exhibit 6.1

American National Insurance Company

Commissions on riders originally issued with the policy are paid at the same rates as the policy unless otherwise shown, except for Additional Coverage Rider on Universal Life Products. The commission for this rider is paid at the same rate as the commission payable for excess premium. Commissions for policy increases and riders added after the policy is issued are paid at the same first year and renewal rates as the policy for the amount of the increase unless otherwise shown. Commissions on increases and on riders added after the policy is issued will be paid to the agent who writes and submits the application for the increase or addition.

If a policy is issued with a table rating up to and including table 6, with a flat extra premium, or with a temporary extra rating for 6 years or longer, the Full First Year Commissions, Renewal Commissions, and Service Fees are paid on the entire premiums. If a policy is issued with a table rating of 7 or more, then Full First Year Commissions, Renewal Commissions and Service Fees are paid on table 6 premium. If a policy is issued with a temporary extra rating for five years or less, then no First Year Commissions, Renewal Commissions or Service Fees are paid on the premium charged for the temporary extra rating.

* Life Products Footnotes

1. Service Fees are not vested. They are payable only while you are actively under contract with American National Insurance Company.

2. Passport Series UL and Passport Select UL, for ages 70+, the commissionable premium equals the age 70 target premium. Any additional premium will be paid at excess rates. For Passport Series UL, if a policy is issued in the low band (under $501,000 face amount) and is increased to the higher band ($501,000 and above) within the first two policy years, original first year commissions will be adjusted based on the commissionable premium for the new specified amount. Passport Accumulator, for ages 70+, the commissionable premium equals the age 70 target premium. Passport Survivor, for ages 80+, the commissionable premium equals the age 80 target premium. Any additional premium will be paid for at excess rates. If applicable, advance commissions are based on the lesser of the expected premium and the commissionable premium.

3. LTG UL, for ages 75+ the commissionable premium equals the age 75 commissionable target premium.

AMERICAN NATIONAL INSURANCE COMPANY
SENIOR GENERAL AGENT COMPENSATION SCHEDULE

Annuity Products

Palladium MYG Annuity [1]	Ages	Guarantee Period 3 Yr.	4 Yr.	5 Yr.	6 Yr.	7 Yr.	8 Yr.	9 Yr.	10 Yr.
	0-79	1.6	2.1	4.2	2.6	2.6	2.6	3.2	4.2
	80-85	0.6	1.1	2.2	0.6	0.6	0.6	1.2	2.2

Palladium Immediate Annuity		Payout periods 5-9	All other payouts	All other payouts
	Ages	0-90	0-84	85-90
		1.55	3.25	1.55

Non-Registered Group Variable Annuity [4]	0-500k	5.01k-1m	1.01m-3m	3.01m-5m	5.01m +
Option A	6.25	4.5	2.75	1.25	0.15
Option B	4.75	3	1.25	0.23	0.03

	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr. +	Trails [7]
Palladium Century [2]	0-74	6.25	5.25	4.25	3.25	2.25	-
	75-90	3.75	2.75	1.75	.75	.70	-
Palladium Century [2] Trail Option	0-74	4.25	3.25	2.25	1.25	1	.42
	75-90	1.75	1.25	.75	.75	.60	.42
Palladium Century 1 [2]	0-74	8.25	-	-	-	-	-
	75-90	5.75	-	-	-	-	-
Palladium Century 1 [2] Trail Option	0-74	6.25	-	-	-	-	.42
	75-90	3.75	-	-	-	-	.42
Palladium Century 3 [2]	0-74	7.25	-	-	-	-	-
	75-85	4.75	-	-	-	-	-
Palladium Century 3 [2] Trail Option	0-74	5.25	-	-	-	-	.42
	75-85	2.75	-	-	-	-	.42
Palladium Century 5 [2]	0-74	6.25	-	-	-	-	-
	75-80	3.75	-	-	-	-	-
Palladium Century 5 [2] Trail Option	0-74	4.25	-	-	-	-	.42
	75-80	2.25	-	-	-	-	.42
Palladium Century 7 [2]	0-74	5.25	-	-	-	-	-
	75-80	3.25	-	-	-	-	-
Palladium Century 7 [2] Trail Option	0-74	3.25	-	-	-	-	.42
	75-80	1.25	-	-	-	-	.42

Palladium Series 1, 3, 5 & 7 available in states where Palladium Century is not approved.

	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails
Palladium [2]	0-74	4.7	4.2	3.4	2.6	1.8	1.8	-
	75+	2.2	2	1.4	0.6	-	-	-
Palladium Plus 1 [2]	0-74	6.2	5.8	5	4.2	3.4	-	-
	75+	3.7	3.6	3	2.2	1.4	-	-
Palladium Plus 3 [2]	0-74	5.2	4.7	3.9	3.2	3.2	-	-
	75+	2.7	2.6	2	1.3	1.3	-	-
Palladium Ultra 5 [2]	0-74	4.2	3.9	3.2	3.2	3.2	-	-
	75+	1.7	1.6	1.3	1.3	1.3	-	-
Palladium Ultra 7 [2] - not offered to ages 71+	0-70	3.2	2.9	2.9	2.9	2.9	-	-

AMERICAN NATIONAL INSURANCE COMPANY
SENIOR GENERAL AGENT COMPENSATION SCHEDULE

	Owner Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails
Strategy Index Annuity 10 (Option A) [5]	0-75	8.5	-	-	-	-	-	-
	76-80	7	-	-	-	-	-	-
	81-85	5.5	-	-	-	-	-	-
Strategy Index Annuity 10 (Option B - Trails) [8]	0-75	6	-	-	-	-	-	0.42
	76-80	4.5	-	-	-	-	-	0.42
	81-85	3	-	-	-	-	-	0.42
Strategy Index Annuity 7 (Option A) [8]	0-75	5.25	-	-	-	-	-	-
	76-80	4.25	-	-	-	-	-	-
	81-85	3.25	-	-	-	-	-	-
Strategy Index Annuity 7 (Option B - Trails) [8]	0-75	3.25	-	-	-	-	-	0.42
	76-80	2.25	-	-	-	-	-	0.42
	81-85	1.25	-	-	-	-	-	0.42

	Owner Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails
Value Lock 10 Year EIA [5]	0-75	10.25	-	-	-	-	-	-
	76-80	8.25	-	-	-	-	-	-
Value Lock 7 year EIA(Non-MVA) [5]	0-75	6.25	-	-	-	-	-	-
	76-80	4.25	-	-	-	-	-	-

	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails
ANICO EIA[5]	0-79	5.25	-	-	-	-	-	-
	80-85	3.25	-	-	-	-	-	-
Group Unallocated Annuity - Fixed	-	4.2	4.2	4.2	4.2	4.2	4.2	-
Eagle Annuity [2,3] Qualified sales issue age 0-80.	0-85	2.1	1.6	1.1	0.6	-	-	0.21

	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails
Citadel Diamond Series Annuity 5 [1]	0-80	4.3	-	-	-	-	-	-
	81-85	3.1	-	-	-	-	-	-
Citadel Diamond Series Annuity 7 [1]	0-80	4.8	4.8	4.8	-	-	-	-
	81-85	3.6	3.6	3.6	-	-	-	-

	Owner Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails 2-7	Trails 8+
Palladium Advisor (Non-Qualified Sales Only) [1,6]	0-79	3.25	-	-	-	-	-	0.42	0.84
	80+	1.1	-	-	-	-	-	0.42	0.84
Palladium Advisor (Qualified Sales Only) [1,6]	0-79	3.25	2.25	1.25	0.7	-	-	0.42	0.84
	80+	1.1	0.3	-	-	-	-	0.42	0.84

* Annuity Products Footnotes

1. There are commission chargebacks on the Palladium Advisor, Palladium MYG and the Citadel 5 & 7 Diamond if during the first policy year a policy terminates due to a death claim or policy surrender (Palladium MYG-all ages; Palladium Advisor and Citadel 5 & 7 death claim, ages 80 and above, policy surrenders, all ages). The chargeback is 100% all months for the first year for the Palladium Advisor, MYG and Citadel 5 & 7. This chargeback processing applies to partial cash surrenders but only to the portion of a partial surrender that is subject to surrender charge. There are commission chargebacks on the Palladium Advisor if during the second policy year a policy terminates due to policy surrender. The chargeback is 50% of commission paid on full surrender and 50% of commission on the portion of a partial surrender which incurs a surrender charge.

2. There is a commission chargeback on the Eagle Annuity, Palladium, Palladium 1, 3, 5 & 7, Palladium Century and Palladium Century 1, 3, 5 & 7 if during the first two policy years a policy terminates due to a policy surrender (commission chargeback also applies upon death for the Palladium Century Series). The chargeback is 100% of commissions paid when there is a first year policy termination and 50% of commissions paid if there is a second year policy termination. This chargeback processing applies also to partial cash surrenders but only to the portion of a first or second year partial cash surrender which incurs a surrender charge. The chargeback applies to all earned first and second year commissions including overwrites and trailers.

3. Renewal Asset Based Commission: Beginning policy year two and for as long as the policy is in force, you shall receive a percentage of Policy Account Values (as valued on the last day of each month) less outstanding policy loans if any. These commissions will be paid monthly based upon a formula that pays one-twelfth (1/12) of twenty-one tenths of one percent (0.21) on the Eagle Annuity.

4. For the writing agent, with Option B there is a 0.25% trail commission up to $5m and a 0.05% trail commission for $5.01m and above

5. No Trail commissions. Full commission chargeback on death or full surrender during the first contract year.

6. Trail commission starts in the 13th month of issue (both Qualified and Non-Qualified).

7. Trail commissions start in the 13th month and are paid on the annuity value for the current month.

8. Full commission chargeback on death or full surrender during the first contract year.

AMERICAN NATIONAL INSURANCE COMPANY
GENERAL AGENT COMPENSATION SCHEDULE

This compensation schedule shall cancel and supersede all previously effective Compensation Schedules and Paid Production requirements, but it shall not impair your rights to commissions or fees, if any, earned under the provisions of any prior schedules. Commissions and fees are expressed as a percentage of premiums paid unless otherwise noted.

Schedule consists of 5 pages total.

Life Products		Ages	1st Year Target Premium	Additional Deposits/Renewals Yr. 2 - 3	Yr. 4 - 5	Yr. 6 - 7	Yr. 8 - 10	Yr. 11+ [1]
Affinity II Term (Annual policy fee of $60.00 is non-commissionable) (Face amounts over $250,000)								
10 year term		20-70	75	-	-	-	-	-
20 year term		20-60	85	-	-	-	-	-
30 year term		20-50	85	-	-	-	-	-
Affinity Term (Annual policy fee of $90.00 is commissionable at the same rate as the Term policy) (Face amounts for $100,000-$249,999)								
Affinity 10 yr term & rider			45	-	-	-	-	-
Affinity 20 yr term & rider			45	-	-	-	-	-
Affinity 30 yr term & rider			90	-	-	-	-	-
Spouse Level Term			55	1	1	1	1	-
Anico LTG UL [3]		18-85	80	2	2	2	2	2
	excess	18-85	2	-	-	-	-	-
Pension UL & Pension Par		18-80	80	2	2	2	2	1
	excess	18-80	2	2	2	2	2	1
20% reduction in commission for guaranteed issue. No excess on Pension Par.								
Passport Select UL & Passport Select UL II [2]		18-85	80	2	2	2	2	-
	excess	18-85	2	2	2	2	2	-
Transitions UL		50-70	10	10	10	10	-	-
		71-80	9	9	9	9	-	-
		81-85	7	7	7	7	-	-
Payroll Deduction UL		0-60	65	2	2	2	2	1
	excess	0-60	2	2	2	2	2	1
		61-65	60	2	2	2	2	1
	excess	61-65	2	2	2	2	2	1
		66-70	55	2	2	2	2	1
	excess	66-70	2	2	2	2	2	1
Passport Survivor UL [2]		25-85	80	2	2	2	2	-
	excess	25-85	2	2	2	2	2	-
Passport Series UL [2]		0-80	80	2	2	2	2	-
	excess	0-80	2	2	2	2	2	-
Passport Accumulator UL [2]		0-80	80	2	2	2	2	-
	excess	0-80	-	-	-	-	-	-
Affinity Plus		0-44	80	2	2	2	2	-
		45-49	70	2.5	2.5	2.5	2.5	0.6
		50-54	45	1.5	1.5	1.5	1.5	0.4
		55-59	25	1	1	1	1	-
		60+	15	0.5	0.5	0.5	0.5	-
Affinity 7 Par Whole Life		0-69	80	2	2	2	2	0.7
		70-79	60	2	2	2	2	0.7
		80-85	30	2	2	2	2	0.7
Paid Up Additions Rider		0-85	2	2	2	2	2	2

*** See reverse side for Life Products Footnotes.**

Commissions on riders originally issued with the policy are paid at the same rates as the policy unless otherwise shown, except for Additional Coverage Rider on Universal Life Products. The commission for this rider is paid at the same rate as the commission payable for excess premium. Commissions for policy increases and riders added after the policy is issued are paid at the same first year and renewal rates as the policy for the amount of the increase unless otherwise shown. Commissions on increases and on riders added after the policy is issued will be paid to the agent who writes and submits the application for the increase or addition.

If a policy is issued with a table rating up to and including table 6, with a flat extra premium, or with a temporary extra rating for 6 years or longer, the Full First Year Commissions, Renewal Commissions, and Service Fees are paid on the entire premiums. If a policy is issued with a table rating of 7 or more, then Full First Year Commissions, Renewal Commissions and Service Fees are paid on table 6 premium. If a policy is issued with a temporary extra rating for five years or less, then no First Year Commissions, Renewal Commissions or Service Fees are paid on the premium charged for the temporary extra rating.

* Life Products Footnotes

1. Service Fees are not vested. They are payable only while you are actively under contract with American National Insurance Company.

2. Passport Series UL and Passport Select UL, for ages 70+, the commissionable premium equals the age 70 target premium. Any additional premium will be paid at excess rates. For Passport Series UL, if a policy is issued in the low band (under $501,000 face amount) and is increased to the higher band ($501,000 and above) within the first two policy years, original first year commissions will be adjusted based on the commissionable premium for the new specified amount. Passport Accumulator, for ages 70+, the commissionable premium equals the age 70 target premium. Passport Survivor, for ages 80+, the commissionable premium equals the age 80 target premium. Any additional premium will be paid for at excess rates. If applicable, advance commissions are based on the lesser of the expected premium and the commissionable premium.

3. LTG UL, for ages 75+ the commissionable premium equals the age 75 commissionable target premium.

AMERICAN NATIONAL INSURANCE COMPANY
GENERAL AGENT COMPENSATION SCHEDULE

Annuity Products

Palladium MYG Annuity [1]	Guarantee Period								
	Ages	3 Yr.	4 Yr.	5 Yr.	6 Yr.	7 Yr.	8 Yr.	9 Yr.	10 Yr.
	0-79	1.5	2	4	2.5	2.5	2.5	3	4
	80-85	0.5	1	2	0.5	0.5	0.5	1	2

Palladium Immediate Annuity	Ages	Payout periods 5-9 0-90	All other payouts 0-84	All other payouts 85-90
		1.5	3	1.5

Non-Registered Group Variable Annuity [4]	0-500k	5.01k-1m	1.01m-3m	3.01m-5m	5.01m +
Option A	6	4.25	2.5	1	0.1
Option B	4.5	2.75	1	0.22	0.02

	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr. +	Trails [7]
Palladium Century [2]	0-74	6	5	4	3	2	-
	75-90	3.5	2.5	1.5	.50	.40	-
Palladium Century [2] Trail Option	0-74	4	3	2	1	.75	.40
	75-90	1.5	1	.50	.50	.40	.40
Palladium Century 1 [2]	0-74	8	-	-	-	-	-
	75-90	5.5	-	-	-	-	-
Palladium Century 1 [2] Trail Option	0-74	6	-	-	-	-	.40
	75-90	3.5	-	-	-	-	.40
Palladium Century 3 [2]	0-74	7	-	-	-	-	-
	75-85	4.5	-	-	-	-	-
Palladium Century 3 [2] Trail Option	0-74	5	-	-	-	-	.40
	75-85	2.5	-	-	-	-	.40
Palladium Century 5 [2]	0-74	6	-	-	-	-	-
	75-80	3.5	-	-	-	-	-
Palladium Century 5 [2] Trail Option	0-74	4	-	-	-	-	.40
	75-80	2	-	-	-	-	.40
Palladium Century 7 [2]	0-74	5	-	-	-	-	-
	75-80	3	-	-	-	-	-
Palladium Century 7 [2] Trail Option	0-74	3	-	-	-	-	.40
	75-80	1	-	-	-	-	.40

	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails
Palladium Series 1, 3, 5 & 7 available in states where Palladium Century is not approved.								
Palladium [2]	0-74	4.5	4	3.2	2.4	1.6	1.6	-
	75+	2	1.6	1.2	0.4	-	-	-
Palladium Plus 1 [2]	0-74	6	5.6	4.8	4	3.2	-	-
	75+	3.5	3.2	2.8	2	1.2	-	-
Palladium Plus 3 [2]	0-74	5	4.5	3.8	3	3	-	-
	75+	2.5	2.2	1.9	1.1	1.1	-	-
Palladium Ultra 5 [2]	0-74	4	3.8	3	3	3	-	-
	75+	1.5	1.2	1.1	1.1	1.1	-	-
Palladium Ultra 7 [2] - not offered to ages 71+	0-70	3	2.8	2.8	2.8	2.8	-	-

AMERICAN NATIONAL INSURANCE COMPANY
GENERAL AGENT COMPENSATION SCHEDULE

	Owner Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails	
Strategy Index Annuity 10 (Option A) [8]	0-75	8	-	-	-	-	-	-	
	76-80	6.5	-	-	-	-	-	-	
	81-85	5	-	-	-	-	-	-	
Strategy Index Annuity 10 (Option B - Trails) [8]	0-75	5.5	-	-	-	-	-	0.4	
	76-80	4	-	-	-	-	-	0.4	
	81-85	2.5	-	-	-	-	-	0.4	
Strategy Index Annuity 7 (Option A) [8]	0-75	5	-	-	-	-	-	-	
	76-80	4	-	-	-	-	-	-	
	81-85	3	-	-	-	-	-	-	
Strategy Index Annuity 7 (Option B - Trails) [8]	0-75	3	-	-	-	-	-	0.4	
	76-80	2	-	-	-	-	-	0.4	
	81-85	1	-	-	-	-	-	0.4	
	Owner Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails	
Value Lock 10 Year EIA [5]	0-75	10	-	-	-	-	-	-	
	76-80	8	-	-	-	-	-	-	
Value Lock 7 Year EIA(Non-MVA) [5]	0-75	6	-	-	-	-	-	-	
	76-80	4	-	-	-	-	-	-	
	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails	
ANICO EIA [5]	0-79	5	-	-	-	-	-	-	
	80-85	3	-	-	-	-	-	-	
Group Unallocated Annuity - Fixed	-	4	4	4	4	4	4	-	
Eagle Annuity [2,3] Qualified sales issue age 0-80.	0-85	2	1.5	1	0.5	-	-	0.20	
Citadel Diamond Series Annuity 5 [1]	0-80	4	-	-	-	-	-	-	
	81-85	3	-	-	-	-	-	-	
Citadel Diamond Series Annuity 7 [1]	0-80	4.5	4.5	4.5	-	-	-	-	
	81-85	3.5	3.5	3.5	-	-	-	-	
	Owner Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails 2-7	Trails 8+
Palladium Advisor (Non-Qualified Sales Only) [1,6]	0-79	3	-	-	-	-	-	0.40	0.80
	80+	1	-	-	-	-	-	0.40	0.80
Palladium Advisor (Qualified Sales Only) [1,6]	0-79	3	2	1	0.65	-	-	0.40	0.80
	80+	1	0.2	-	-	-	-	0.40	0.80

* Annuity Products Footnotes

1. There are commission chargebacks on the Palladium Advisor, Palladium MYG and the Citadel 5 & 7 Diamond if during the first policy year a policy terminates due to a death claim or policy surrender (Palladium MYG-all ages; Palladium Advisor and Citadel 5 & 7 death claim, ages 80 and above, policy surrenders, all ages). The chargeback is 100% all months for the first year for the Palladium Advisor, MYG and Citadel 5 & 7. This chargeback processing applies to partial cash surrenders but only to the portion of a partial surrender that is subject to surrender charge. There are commission chargebacks on the Palladium Advisor if during the second policy year a policy terminates due to policy surrender. The chargeback is 50% of commission paid on full surrender and 50% of commission on the portion of a partial surrender which incurs a surrender charge.

2. There is a commission chargeback on the Eagle Annuity, Palladium, Palladium 1, 3, 5 & 7, Palladium Century and Palladium Century 1, 3, 5 & 7 if during the first two policy years a policy terminates due to a policy surrender (commission chargeback also applies upon death for the Palladium Century Series). The chargeback is 100% of commissions paid when there is a first year policy termination and 50% of commissions paid if there is a second year policy termination. This chargeback processing applies also to partial cash surrenders but only to the portion of a first or second year partial cash surrender which incurs a surrender charge. The chargeback applies to all earned first and second year commissions including overwrites and trailers.

3. Renewal Asset Based Commission: Beginning policy year two and for as long as the policy is in force, you shall receive a percentage of Policy Account Values (as valued on the last day of each month) less outstanding policy loans if any. These commissions will be paid monthly based upon a formula that pays one-twelfth (1/12) of twenty-tenths of one percent (0.20) on the Eagle Annuity.

4. For the writing agent, with Option B there is a 0.25% trail commission up to $5m and a 0.05% trail commission for $5.01m and above.

5. No trail commissions. Full commission chargeback on death or full surrender during the first contract year.

6. Trail commission starts in the 13th month of issue (both Qualified and Non-Qualified).

7. Trail commissions start in the 13th month and are paid on the annuity value for the current month.

8. Full commission chargeback on death or full surrender during the first contract year.

American National Insurance Company
Compensation Schedule - Annuity Products

	[illegible] 5 Diamond Ages	Target FY %	Yrs. 2+	[illegible] 7 Diamond Ages	Target FY %	Yrs. 4+
NMD - 105%	0-80	5	-	0-80	5.5	-
	81-85	4	-	81-85	4.5	-
RGA - 90%	0-80	4.5	-	0-80	5	-
	81-85	3.5	-	81-85	4	-
SGA - 85%	0-80	4.3	-	0-80	4.8	-
	81-85	3.1	-	81-85	3.8	-
GA - 80%	0-80	4	-	0-80	4.5	-
	81-85	3	-	81-85	3.5	-
Agent - 70%	0-80	3.5	-	0-80	4	-
	81-85	2.5	-	81-85	3	-

	Palladium SPIA Yrs 0-0 (0-80)	All Other Yrs. (0-84)	All other yrs. (85-90)	Group Unallocated Target FY%	Yrs. 2+
NMD - 105%	2	4	2	5	5
RGA - 90%	1.8	3.5	1.8	4.5	4.5
SGA - 85%	1.55	3.25	1.55	4.2	4.2
GA - 80%	1.5	3	1.5	4	4
Agent - 70%	1.25	2.75	1.25	3.5	3.5

	Palladium Advisor Ages	Years 1	2*	3*	4*	Trailers 2-7	8+
NMD - 105%	0-79	4	3	2	1	0.5	1
	80+	1.5	0.5	-	-	0.5	1
RGA - 90%	0-79	3.5	2.5	1.5	0.75	0.45	0.9
	80+	1.2	0.4	-	-	0.45	0.9
SGA - 85%	0-79	3.25	2.25	1.25	0.7	0.42	0.84
	80+	1.1	0.3	-	-	0.42	0.84
GA - 80%	0-79	3	2	1	0.65	0.4	0.8
	80+	1	0.2	-	-	0.4	0.8
Agent - 70%	0-79	2.75	1.75	0.75	0.6	0.35	0.7
	80+	0.9	0	-	-	0.35	0.7

*Qualified Sales Only

	Palladium MYG Ages	Guarantee Period (Year) 3	4	5	6	7	8	9	10
NMD - 105%	0-79	2	2.5	5	3	3	3	4	5
	80+	1	1.5	3	1	1	1	2	3
RGA - 90%	0-79	1.7	2.2	4.5	2.7	2.7	2.7	3.5	4.5
	80+	0.7	1.2	2.5	0.7	0.7	0.7	1.5	2.5
SGA - 85%	0-79	1.6	2.1	4.2	2.6	2.6	2.6	3.2	4.2
	80+	0.6	1.1	2.2	0.6	0.6	0.6	1.2	2.2
GA - 80%	0-79	1.5	2	4	2.5	2.5	2.5	3	4
	80+	0.5	1	2	0.5	0.5	0.5	1	2
Agent - 70%	0-79	0.7	1.5	3.2	1.7	1.7	1.7	2.7	3.2
	80+	0.03	0.05	1.2	0.4	0.4	0.4	0.7	1.2

	Eagle Annuity Ages	1st yr	2nd yr	3rd yr	4th yr	yr 2+ trailers
NMD - 105%	0-85	2.5	2	1.5	1	0.25
RGA - 90%	0-85	2.2	1.7	1.2	0.7	0.22
SGA - 85%	0-85	2.1	1.6	1.1	0.6	0.21
GA - 80%	0-85	2	1.5	1	0.5	0.2
Agent - 70%	0-85	1.75	1.25	0.75	0.25	0.17

Non-Registered Group Variable Annuity

		Accumulated Deposits 0-500k	5.01k-1m	1.01m-3m	3.01m-5m	5.01m +
NMD - 105%	option A	7	5.25	3.5	1.75	0.25
	option B*	5.5	3.75	2	0.25	0.05
RGA - 90%	option A	6.5	4.75	3	1.5	0.2
	option B*	5	3.25	1.5	0.24	0.04
SGA - 85%	option A	6.25	4.5	2.75	1.25	0.15
	option B*	4.75	3	1.25	0.23	0.03
GA - 80%	option A	6	4.25	2.5	1	0.1
	option B*	4.5	2.75	1	0.22	0.02
Agent - 70%	option A	5.5	3.75	2	0.75	0.05
	option B*	4	2.25	0.5	0.2	0.01

*For the writing agent, with Option B there is a 0.25% trail comission up to $5m and a 0.05% trail commission for $5.01 and above.

	WealthQuest III Ages	Target FY % option A**	Yrs. 2+	Registered Group Variable Annuity	Accumulated Deposits 0-500k	5.01k-1m	1.01m-3m	3.01m-5m	5.01m +
NMD	0-76	7	-	option A	7	5.25	3.5	1.75	0.25
	76+	5	-	option B*	5.5	3.75	2	0.25	0.05
Whls 1	0-76	7	-	option A	6.5	4.75	3	1.5	0.2
	76+	5	-	option B*	5	3.25	1.5	0.24	0.04
Whls 2	0-76	7	-	option A	6.25	4.5	2.75	1.25	0.15
	76+	5	-	option B*	4.75	3	1.25	0.23	0.03
BD	0-76	7	-	option A	6	4.25	2.5	1	0.1
	76+	5	-	option B*	4.5	2.75	1	0.22	0.02
Rep.	0-76	0	-	option A	0	0	0	0	0
	76+	0	-	option B*	0	0	0	0	0

*For the writing agent, with Option B there is a 0.25% trail comission up to $5m and a 0.05% trail commission for $5.01 and above.

	ANICO EIA Ages	%	Value Lock 11 Yr. EIA Ages	%	Value Lock 7 Yr. EIA (Non - MVA) Ages	%
NMD - 105%	0-79	6	0-75	11.5	0-75	7.5
	80-85	4	76-80	9.5	76-80	5.5
RGA - 90%	0-79	5.5	0-75	10.5	0-75	6.5
	80-85	3.5	76-80	8.5	76-80	4.5
SGA - 85%	0-79	5.25	0-75	10.25	0-75	6.25
	80-85	3.25	76-80	8.25	76-80	4.25
GA - 80%	0-79	5	0-75	10	0-75	6
	80-85	3	76-80	8	76-80	4
Agent - 70%	0-79	4.75	0-75	9.5	0-75	5.5
	80-85	2.75	76-80	7.5	76-80	3.5

	ANICO Strategy Index Annuity - Option A Seven Year 0-75	76-80	81-85	Ten Year 0-75	76-80	81-85
NMD - 105%	6.5	5.5	4.5	10	8.5	7
RGA - 90%	5.5	4.5	3.5	9	7.5	6
SGA - 85%	5.25	4.25	3.25	8.5	7	5.5
GA - 80%	5	4	3	8	6.5	5
Agent - 70%	4.5	3.5	2.5	7.5	6	4.5

	ANICO Strategy Index Annuity - Option B Trails	Seven Year 0-75	76-80	81-85	Ten Year 0-75	76-80	81-85
NMD - 105%	1st Yr	4.5	3.5	2.5	7.5	6	4.5
	trails	0.5	0.5	0.5	0.5	0.5	0.5
RGA - 90%	1st Yr	3.5	2.5	1.5	6.5	5	3.5
	trails	0.45	0.45	0.45	0.45	0.45	0.45
SGA - 85%	1st Yr	3.25	2.25	1.25	6	4.5	3
	trails	0.42	0.42	0.42	0.42	0.42	0.42
GA - 80%	1st Yr	3	2	1	5.5	4	2.5
	trails	0.4	0.4	0.4	0.4	0.4	0.4
Agent - 70%	1st Yr	2.5	1.5	0.5	5	3.5	2
	trails	0.35	0.35	0.35	0.35	0.35	0.35

Refer to Commission Schedule for product specific exceptions, chargebacks, commission reductions, etc...

01/07 mp
for home office use only

American National Insurance Company
Compensation Schedule - Annuity Products

FPDA/FPDA 1 - 3 - 5 - 7

Palladium

	Ages	Target FY %	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6+	Trailer
NMD - 105%	0-74	6	5.2	4.4	3.6	2.8	2.8	0.2
	75+	3.5	3.2	2.4	1.6	0.8	0.8	0.2
RGA - 90%	0-74	5	4.4	3.6	2.8	2	2	-
	75+	2.5	2.4	1.6	0.8	0	0	-
SGA - 85%	0-74	4.7	4.2	3.4	2.6	1.8	1.8	-
	75+	2.2	2	1.4	0.6	0.0	0.0	-
GA - 80%	0-74	4.5	4	3.2	2.4	1.6	1.6	-
	75+	2	1.6	1.2	0.4	0	0	-
Agent - 70%	0-74	4	3.6	2.8	2	1.2	1.2	-
	75+	1.5	1.2	0.8	0	0	0	-

Palladium Plus 1

	Ages	Target FY %	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6+	Trailer
NMD - 105%	0-74	7.5	6.8	6	5.2	4.4	0	0
	75+	5	4.8	4	3.2	2.4	0	0
RGA - 90%	0-74	6.5	6	5.2	4.4	3.6	0	-
	75+	4	3.8	3.2	2.4	1.6	0	-
SGA - 85%	0-74	6.2	5.8	5.0	4.2	3.4	0	-
	75+	3.7	3.6	3.0	2.2	1.4	0	-
GA - 80%	0-74	6	5.6	4.8	4	3.2	0	-
	75+	3.5	3.2	2.8	2	1.2	0	-
Agent - 70%	0-74	5.5	5.2	4.4	3.6	2.8	0	-
	75+	3	2.8	2.4	1.6	0.8	0	-

Palladium Plus 3

	Ages	Target FY %	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6+	Trailer
NMD - 105%	0-74	6.5	5.6	4.9	4.1	4.1	0	0
	75+	4	3.8	3	2.3	2.3	0	0
RGA - 90%	0-74	5.5	4.9	4.1	3.4	3.4	0	-
	75+	3	2.8	2.3	1.5	1.5	0	-
SGA - 85%	0-74	5.2	4.7	3.9	3.2	3.2	0	-
	75+	2.7	2.6	2.0	1.3	1.3	0	-
GA - 80%	0-74	5	4.5	3.8	3	3	0	-
	75+	2.5	2.2	1.9	1.1	1.1	0	-
Agent - 70%	0-74	4.5	4.1	3.4	2.6	2.6	0	-
	75+	2	1.8	1.5	0.8	0.8	0	-

Palladium Ultra 5

	Ages	Target FY %	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6+	Trailer
NMD - 105%	0-74	5.5	4.9	4.1	4.1	4.1	0	0.2
	75+	3	2.8	2.3	2.3	2.3	0	0
RGA - 90%	0-74	4.5	4.1	3.4	3.4	3.4	0	-
	75+	2	1.8	1.5	1.5	1.5	0	-
SGA - 85%	0-74	4.2	3.9	3.2	3.2	3.2	0	-
	75+	1.7	1.6	1.3	1.3	1.3	0	-
GA - 80%	0-74	4	3.8	3	3	3	0	-
	75+	1.5	1.2	1.1	1.1	1.1	0	-
Agent - 70%	0-74	3.5	3.4	2.6	2.6	2.6	0	-
	75+	1	0.8	0.8	0.8	0.8	0	-

Palladium Ultra 7*

	Ages	Target FY %	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6+
NMD - 105%	0-70	4.5	3.9	3.9	3.9	3.9	0
RGA - 90%	0-70	3.5	3.2	3.2	3.2	3.2	0
SGA - 85%	0-70	3.2	2.9	2.9	2.9	2.9	0
GA - 80%	0-70	3	2.8	2.8	2.8	2.8	0
Agent - 70%	0-70	2.5	2.5	2.5	2.5	2.5	0

Available in states where Palladium Century is not approved.

* Not offered to ages 71+

Palladium Century

	Ages	Target FY %	Yr. 2	Yr. 3	Yr. 4	Yr. 5+	Trailer
NMD-105%	0-74	7.5	6.5	5.5	4.5	3.5	-
	75-90	5	4	3	2	1	-
trail	0-74	5.5	4.5	3.5	2.5	1.5	0.5
option	75-90	3	2.5	1.5	1.5	1	0.5
RGA - 90%	0-74	6.5	5.5	4.5	3.5	2.5	-
	75-90	4	3	2	1	0.8	-
trail	0-74	4.5	3.5	2.5	1.5	1.25	0.45
option	75-90	2	1.5	1	1	0.75	0.45
SGA - 85%	0-74	6.25	5.25	4.25	3.25	2.25	-
	75-90	3.75	2.75	1.75	0.75	0.7	-
trail	0-74	4.25	3.25	2.25	1.25	1	0.42
option	75-90	1.75	1.25	0.75	0.75	0.6	0.42
GA - 80%	0-74	6	5	4	3	2	-
	75-90	3.5	2.5	1.5	0.5	0.4	-
trail	0-74	4	3	2	1	0.75	0.4
option	75-90	1.5	1	0.5	0.5	0.4	0.4
Agent - 70%	0-74	5.5	4.5	3.5	2.5	1.5	-
	75-90	3	2.25	1.25	0.4	0.3	-
trail	0-74	3.5	2.5	1.5	0.75	0.5	0.35
option	75-90	1.25	0.75	0.25	0.25	0.2	0.35

Palladium Century 1

	Ages	Target FY %	Yr. 2	Yr. 3	Yr. 4	Yr. 5+	Trailer
NMD-105%	0-74	9.5	-	-	-	-	-
	75-90	7	-	-	-	-	-
trail	0-74	7.5	-	-	-	-	0.5
option	75-90	5	-	-	-	-	0.5
RGA - 90%	0-74	8.5	-	-	-	-	-
	75-90	6	-	-	-	-	-
trail	0-74	6.5	-	-	-	-	0.45
option	75-90	4	-	-	-	-	0.45
SGA - 85%	0-74	8.25	-	-	-	-	-
	75-90	5.75	-	-	-	-	-
trail	0-74	6.25	-	-	-	-	0.42
option	75-90	3.75	-	-	-	-	0.42
GA - 80%	0-74	8	-	-	-	-	-
	75-90	5.5	-	-	-	-	-
trail	0-74	6	-	-	-	-	0.4
option	75-90	3.5	-	-	-	-	0.4
Agent - 70%	0-74	7.5	-	-	-	-	-
	75-90	5	-	-	-	-	-
trail	0-74	5.5	-	-	-	-	0.35
option	75-90	3	-	-	-	-	0.35

Palladium Century 3

	Ages	Target FY %	Yr. 2	Yr. 3	Yr. 4	Yr. 5+	Trailer
NMD-105%	0-74	8.5	-	-	-	-	-
	75-85	6	-	-	-	-	-
trail	0-74	6.5	-	-	-	-	0.5
option	75-85	4	-	-	-	-	0.5
RGA - 90%	0-74	7.5	-	-	-	-	-
	75-85	5	-	-	-	-	-
trail	0-74	5.5	-	-	-	-	0.45
option	75-85	3	-	-	-	-	0.45
SGA - 85%	0-74	7.25	-	-	-	-	-
	75-85	4.75	-	-	-	-	-
trail	0-74	5.25	-	-	-	-	0.42
option	75-85	2.75	-	-	-	-	0.42
GA - 80%	0-74	7	-	-	-	-	-
	75-85	4.5	-	-	-	-	-
trail	0-74	5	-	-	-	-	0.4
option	75-85	2.5	-	-	-	-	0.4
Agent - 70%	0-74	6.5	-	-	-	-	-
	75-85	4	-	-	-	-	-
trail	0-74	4.5	-	-	-	-	0.35
option	75-85	2	-	-	-	-	0.35

Palladium Century 5

	Ages	Target FY %	Yr. 2	Yr. 3	Yr. 4	Yr. 5+	Trailer
NMD-105%	0-74	7.5	-	-	-	-	-
	75-80	5	-	-	-	-	-
trail	0-74	5.5	-	-	-	-	0.5
option	75-80	3	-	-	-	-	0.5
RGA - 90%	0-74	6.5	-	-	-	-	-
	75-80	4	-	-	-	-	-
trail	0-74	4.5	-	-	-	-	0.45
option	75-80	2.5	-	-	-	-	0.45
SGA - 85%	0-74	6.25	-	-	-	-	-
	75-80	3.75	-	-	-	-	-
trail	0-74	4.25	-	-	-	-	0.42
option	75-80	2.25	-	-	-	-	0.42
GA - 80%	0-74	6	-	-	-	-	-
	75-80	3.5	-	-	-	-	-
trail	0-74	4	-	-	-	-	0.4
option	75-80	2	-	-	-	-	0.4
Agent - 70%	0-74	5.5	-	-	-	-	-
	75-80	3	-	-	-	-	-
trail	0-74	3.5	-	-	-	-	0.35
option	75-80	1.5	-	-	-	-	0.35

Palladium Century 7

	Ages	Target FY %	Yr. 2	Yr. 3	Yr. 4	Yr. 5+	Trailer
NMD-105%	0-74	6.5	-	-	-	-	-
	75-80	4	-	-	-	-	-
trail	0-74	4.5	-	-	-	-	0.5
option	75-80	2	-	-	-	-	0.5
RGA - 90%	0-74	5.5	-	-	-	-	-
	75-80	3.5	-	-	-	-	-
trail	0-74	3.5	-	-	-	-	0.45
option	75-80	1.5	-	-	-	-	0.45
SGA - 85%	0-74	5.25	-	-	-	-	-
	75-80	3.25	-	-	-	-	-
trail	0-74	3.25	-	-	-	-	0.42
option	75-80	1.25	-	-	-	-	0.42
GA - 80%	0-74	5	-	-	-	-	-
	75-80	3	-	-	-	-	-
trail	0-74	3	-	-	-	-	0.4
option	75-80	1	-	-	-	-	0.4
Agent - 70%	0-74	4.5	-	-	-	-	-
	75-80	2.5	-	-	-	-	-
trail	0-74	2.5	-	-	-	-	0.35
option	75-80	0.75	-	-	-	-	0.35

Refer to Commission Schedule for product specific exceptions, chargebacks, commission reductions, etc...

01/07 mp
for home office use only

American National Insurance Company
Compensation Schedule - Life Products

	Transitions UL			Payroll Deduction UL				
		Target	Target		Target	Target		Excess
	Ages	FY %	Yrs. 2-7	Ages	FY %	Yrs. 2-10	Yrs. 11+	Yrs. 1-10
NMD - 105%	50-70	15	15	0-60	90	5	4	5
	71-80	14	14	61-65	85	5	4	5
	81-85	12	12	66-70	80	5	4	5
RGA - 90%	50-70	12	12	0-60	75	3	2	3
	71-80	11	11	61-65	70	3	2	3
	81-85	9	9	66-70	65	3	2	3
SGA - 85%	50-70	11	11	0-60	70	2.5	1.5	2.5
	71-80	10	10	61-65	65	2.5	1.5	2.5
	81-85	8	8	66-70	60	2.5	1.5	2.5
GA - 80%	50-70	10	10	0-60	65	2	1	2
	71-80	9	9	61-65	60	2	1	2
	81-85	7	7	66-70	55	2	1	2
Agent - 70%	50-70	9	9	0-60	60	1.5	0.5	1.5
	71-80	8	8	61-65	55	1.5	0.5	1.5
	81-85	6	6	66-70	50	1.5	0.5	1.5

	Passport Series & Passport Select UL & UL II					Passport Accumulator UL				
		Target	Target		Excess		Target	Target		Excess
	Ages	FY %	Yrs. 2-10	Yrs. 11+	Yrs. 1-10	Ages	FY %	Yrs. 2-10	Yrs. 11+	Yrs. 1-10
NMD - 105%	0-80	105	5	1	5	0-80	105	5	1	0
RGA - 90%	0-80	90	3	-	3	0-80	90	3	-	0
SGA - 85%	0-80	85	2.5	-	2.5	0-80	85	2.5	-	0
GA - 80%	0-80	80	2	-	2	0-80	80	2	-	0
Agent - 70%	0-80	70	1.5	-	1.5	0-80	70	1.5	-	0

	Passport Survivor UL					Pension UL & Pension Par*				
		Target	Target		Excess		Target	Target		Excess
	Ages	FY %	Yrs. 2-10	Yrs. 11+	Yrs. 1-10	Ages	FY %	Yrs. 2-10	Yrs. 11+	Yrs. 1-10
NMD - 105%	25-85	105	5	1	5	18-80	105	5	4	5
RGA - 90%	25-85	90	3	-	3	18-80	90	3	2	3
SGA - 85%	25-85	85	2.5	-	2.5	18-80	85	2.5	1.5	2.5
GA - 80%	25-85	80	2	-	2	18-80	80	2	1	2
Agent - 70%	25-85	70	1.5	-	1.5	18-80	70	1.5	0.5	1.5

* 20% reduction in commissions for guaranteed issue

		Affinity Plus					Affinity**	
		Ages						Ages
		0-44	45-49	50-54	55-59	60+		0-85
NMD - 105%	1st year	105	95	70	45	30	1st year	105
	2-10	5	4.5	3.3	2.1	1.4	2-10	5
	11+	1	0.9	0.7	0	0	11+	1
RGA - 90%	1st year	90	80	55	35	25	1st year	90
	2-10	3	3.5	2.3	1.5	1	2-10	3
	11+	0	0.8	0.6	0	0	11+	0
SGA - 85%	1st year	85	75	50	30	20	1st year	85
	2-10	2.5	3	2	1.3	0.7	2-10	2.5
	11+	0	0.7	0.5	0	0	11+	0
GA - 80%	1st year	80	70	45	25	15	1st year	80
	10-Feb	2	2.5	1.5	1	0.5	10-Feb	2
	11+	0	0.6	0.4	0	0	11+	0
Agent - 70%	1st year	70	60	40	20	10	1st year	70
	2-10	1.5	2	1	0.5	0.3	2-10	1.5
	11+	0	0.5	0.3	0	0	11+	0

	Par Paid Up Additions Rider**				Affinity Term (100,000 - 249,999)			Affinity II Term (250,000+)		
	Ages	FY %	Yrs. 2+	Yrs. 11+	10 Yr.	20 Yr.	30 Yr.	10 Yr.	20 Yr.	30 Yr.
NMD - 105%	0-85	5	0	0	60	60	105	90	100	100
RGA - 90%	0-85	4.5	0	0	55	55	100	85	95	95
SGA - 85%	0-85	4.25	0	0	50	50	95	80	90	90
GA - 80%	0-85	4	0	0	45	45	90	75	85	85
Agent - 70%	0-85	3.5	0	0	40	40	85	70	80	80

**Being replaced by Affinity 7 Par in states where approved.

$90 annual policy fee is commissionable.

	ANICO LTG UL - 2006			
	Ages 18-85	FY	Yr 2-10	Yrs 11+
NMD - 105%	1st year	105	5	5
	excess	5	-	-
RGA - 90%	1st year	90	4	4
	excess	4	-	-
SGA - 85%	1st year	85	3	3
	excess	3	-	-
GA - 80%	1st year	80	2	2
	excess	2	-	-
Agent - 70%	1st year	70	1	1
	excess	1	-	-

	AFFINITY 7 PAR WHOLE LIFE				PUA Rider	
		Ages				
		0-69	70-79	80-85	FY%	Yrs 2+
NMD - 105%	1st year	105	85	50	5	5
	2-10	5	5	5		
	11+	1	1	1		
RGA - 90%	1st year	90	70	40	4	4
	2-10	4	4	4		
	11+	0.9	0.9	0.9		
SGA - 85%	1st year	85	65	35	3	3
	2-10	3	3	3		
	11+	0.8	0.8	0.8		
GA - 80%	1st year	80	60	30	2	2
	10-Feb	2	2	2		
	11+	0.7	0.7	0.7		
Agent - 70%	1st year	70	50	25	1	1
	2-10	1	1	1		
	11+	0.6	0.6	0.6		

Refer to Commission Schedule for product specific exceptions, chargebacks, commission reductions, etc..

01/07 mp
for home office use only

AMERICAN NATIONAL INSURANCE COMPANY
NATIONAL MARKETING DIRECTOR COMPENSATION SCHEDULE

This compensation schedule shall cancel and supersede all previously effective Compensation Schedules and Paid Production requirements, but it shall not impair your rights to commissions or fees, if any, earned under the provisions of any prior schedules. Commissions and fees are expressed as a percentage of premiums paid unless otherwise noted.

Schedule consists of 5 pages total.

Life Products		Ages	1st Year Target Premium	Additional Deposits/Renewals Yr. 2 - 3	Yr. 4 - 5	Yr. 6 - 7	Yr. 8 - 10	Yr. 11+
Affinity II Term (Annual policy fee of $60.00 is non-commissionable) (Face amounts over $250,000)								
10 year term		20-70	90	-	-	-	-	-
20 year term		20-60	100	-	-	-	-	-
30 year term		20-50	100	-	-	-	-	-
Affinity Term (Annual policy fee of $90.00 is commissionable at the same rate as the Term policy) (Face amounts for $100,000-$249,999)								
Affinity 10 yr term & rider			60	-	-	-	-	-
Affinity 20 yr term & rider			60	-	-	-	-	-
Affinity 30 yr term & rider			105	-	-	-	-	-
Spouse Level Term			75	4	4	4	4	2
Anico LTG UL [3]		18-85	105	5	5	5	5	5
	excess	18-85	5	-	-	-	-	-
Pension UL & Pension Par		18-80	105	5	5	5	5	4
	*excess	18-80	5	5	5	5	5	4
20% reduction in commission for guaranteed issue. *No excess on Pension Par.								
Passport Select UL &		18-85	105	5	5	5	5	1
Passport Select UL II [2]	excess	18-85	5	5	5	5	5	1
Transitions UL		50-70	15	15	15	15	-	-
		71-80	14	14	14	14	-	-
		81-85	12	12	12	12	-	-
Payroll Deduction UL		0-60	90	5	5	5	5	4
	excess	0-60	5	5	5	5	5	4
		61-65	85	5	5	5	5	4
	excess	61-65	5	5	5	5	5	4
		66-70	80	5	5	5	5	4
	excess	66-70	5	5	5	5	5	4
Passport Survivor UL		25-85	105	5	5	5	5	1
	excess	25-85	5	5	5	5	5	1
Passport Series UL [2]		0-80	105	5	5	5	5	1
	excess	0-80	5	5	5	5	5	1
Passport Accumulator UL		0-80	105	5	5	5	5	1
	excess	0-80	-	-	-	-	-	-
Affinity Plus		0-44	105	5	5	5	5	1
		45-49	95	4.5	4.5	4.5	4.5	0.9
		50-54	70	3.3	3.3	3.3	3.3	0.7
		55-59	45	2.1	2.1	2.1	2.1	-
		60+	30	1.4	1.4	1.4	1.4	-
Affinity 7 Par Whole Life		0-69	105	5	5	5	5	1
		70-79	85	5	5	5	5	1
		80-85	50	5	5	5	5	1
Paid Up Additions Rider		0-85	5	5	5	5	5	5

*** See reverse side for Life Products Footnotes.**

Commissions on riders originally issued with the policy are paid at the same rates as the policy unless otherwise shown, except for Additional Coverage Rider on Universal Life Products. The commission for this rider is paid at the same rate as the commission payable for excess premium. Commissions for policy increases and riders added after the policy is issued are paid at the same first year and renewal rates as the policy for the amount of the increase unless otherwise shown. Commissions on increases and on riders added after the policy is issued will be paid to the agent who writes and submits the application for the increase or addition.

If a policy is issued with a table rating up to and including table 6, with a flat extra premium, or with a temporary extra rating for 6 years or longer, the Full First Year Commissions, Renewal Commissions, and Service Fees are paid on the entire premiums. If a policy is issued with a table rating of 7 or more, then Full First Year Commissions, Renewal Commissions and Service Fees are paid on table 6 premium. If a policy is issued with a temporary extra rating for five years or less, then no First Year Commissions, Renewal Commissions or Service Fees are paid on the premium charged for the temporary extra rating.

* Life Products Footnotes

1. Service Fees are not vested. They are payable only while you are actively under contract with American National Insurance Company.

2. Passport Series UL and Passport Select UL, for ages 70+, the commissionable premium equals the age 70 target premium. Any additional premium will be paid at excess rates. For Passport Series UL, if a policy is issued in the low band (under $501,000 face amount) and is increased to the higher band ($501,000 and above) within the first two policy years, original first year commissions will be adjusted based on the commissionable premium for the new specified amount. Passport Accumulator, for ages 70+, the commissionable premium equals the age 70 target premium. Passport Survivor, for ages 80+, the commissionable premium equals the age 80 target premium. Any additional premium will be paid for at excess rates. If applicable, advance commissions are based on the lesser of the expected premium and the commissionable premium.

3. LTG UL, for ages 75+ the commissionable premium equals the age 75 commissionable target premium.

AMERICAN NATIONAL INSURANCE COMPANY
NATIONAL MARKETING DIRECTOR COMPENSATION SCHEDULE

Annuity Products

Palladium MYG Annuity [1]	Ages	Guarantee Period 3 Yr.	4 Yr.	5 Yr.	6 Yr.	7 Yr.	8 Yr.	9 Yr.	10 Yr.
	0-79	2	2.5	5	3	3	3	4	5
	80-85	1	1.5	3	1	1	1	2	3

Palladium Immediate Annuity		Payout periods 5-9	All other payouts	All other payouts
	Ages	0-90	0-84	85-90
		2	4	2

Non-Registered Group Variable Annuity [4]	0-500k	5.01k-1m	1.01m-3m	3.01m-5m	5.01m +
Option A	7	5.25	3.5	1.75	0.25
Option B	5.5	3.75	2	0.25	0.05

	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr. +	Trails [7]
Palladium Century [2]	0-74	7.5	6.5	5.5	4.5	3.5	-
	75-90	5	4	3	2	1	-
Palladium Century [2] Trail Option	0-74	5.5	4.5	3.5	2.5	1.5	.50
	75-90	3	2.5	1.5	1.5	1	.50
Palladium Century 1 [2]	0-74	9.5	-	-	-	-	-
	75-90	7	-	-	-	-	-
Palladium Century 1 [2] Trail Option	0-74	7.5	-	-	-	-	.50
	75-90	5	-	-	-	-	.50
Palladium Century 3 [2]	0-74	8.5	-	-	-	-	-
	75-85	6	-	-	-	-	-
Palladium Century 3 [2] Trail Option	0-74	6.5	-	-	-	-	.50
	75-85	4	-	-	-	-	.50
Palladium Century 5 [2]	0-74	7.5	-	-	-	-	-
	75-80	5	-	-	-	-	-
Palladium Century 5 [2] Trail Option	0-74	5.5	-	-	-	-	.50
	75-80	3	-	-	-	-	.50
Palladium Century 7 [2]	0-74	6.5	-	-	-	-	-
	75-80	4	-	-	-	-	-
Palladium Century 7 [2] Trail Option	0-74	4.5	-	-	-	-	.50
	75-80	2	-	-	-	-	.50

	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr.	Trails
Palladium Series 1, 3, 5 & 7 available in states where Palladium Century is not approved.								
Palladium [2]	0-74	6	5.2	4.4	3.6	2.8	2.8	0.2
	75+	3.5	3.2	2.4	1.6	0.8	0.8	0.2
Palladium Plus 1 [2]	0-74	7.5	6.8	6	5.2	4.4	-	-
	75+	5	4.8	4	3.2	2.4	-	-
Palladium Plus 3 [2]	0-74	6.5	5.6	4.9	4.1	4.1	-	-
	75+	4	3.8	3	2.3	2.3	-	-
Palladium Ultra 5 [2]	0-74	5.5	4.9	4.1	4.1	4.1	-	0.2
	75+	3	2.8	2.3	2.3	2.3	-	-
Palladium Ultra 7 [2] - not offered to ages 71+	0-70	4.5	3.9	3.9	3.9	3.9	-	-

AMERICAN NATIONAL INSURANCE COMPANY
NATIONAL MARKETING DIRECTOR COMPENSATION SCHEDULE

	Owner Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails
Strategy Index Annuity 10 (Option A) [8]	0-75	10	-	-	-	-	-	-
	76-80	8.5	-	-	-	-	-	-
	81-85	7	-	-	-	-	-	-
Strategy Index Annuity 10 (Option B - Trails) [8]	0-75	7.5	-	-	-	-	-	0.5
	76-80	6	-	-	-	-	-	0.5
	81-85	4.5	-	-	-	-	-	0.5
Strategy Index Annuity 7 (Option A) [8]	0-75	6.5	-	-	-	-	-	-
	76-80	5.5	-	-	-	-	-	-
	81-85	4.5	-	-	-	-	-	-
Strategy Index Annuity 7 (Option B - Trails) [8]	0-75	4.5	-	-	-	-	-	0.5
	76-80	3.5	-	-	-	-	-	0.5
	81-85	2.5	-	-	-	-	-	0.5

	Owner Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr.	Trails
Value Lock 10 Year EIA [5]	0-75	11.5	-	-	-	-	-	-
	76-80	9.5	-	-	-	-	-	-
Value Lock 7 Year EIA(Non-MVA) [5]	0-75	7.5	-	-	-	-	-	-
	76-80	5.5	-	-	-	-	-	-

	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr.	Trails
ANICO EIA [5]	0-79	6	-	-	-	-	-	-
	80-85	4	-	-	-	-	-	-
Group Unallocated Annuity - Fixed	-	5	5	5	5	5	5	-
The Eagle Annuity [2,3] Qualified sales issue age 0-80.	0-85	2.5	2	1.5	1	-	-	0.25
Citadel Diamond Series Annuity 5 [1]	0-80	5	-	-	-	-	-	-
	81-85	4	-	-	-	-	-	-
Citadel Diamond Series Annuity 7 [1]	0-80	5.5	5.5	5.5	-	-	-	-
	81-85	4.5	4.5	4.5	-	-	-	-

	Owner Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr.	Trails 2-7	Trails 8+
Palladium Advisor (Non-Qualified Sales Only) [1,6]	0-79	4	-	-	-	-	-	0.5	1.00
	80+	1.5	-	-	-	-	-	0.5	1.00
Palladium Advisor (Qualified Sales Only) [1,6]	0-79	4	3	2	1	-	-	0.5	1.00
	80+	1.5	0.5	-	-	-	-	0.5	1.00

AMERICAN NATIONAL INSURANCE COMPANY
REGIONAL GENERAL AGENT COMPENSATION SCHEDULE

This compensation schedule shall cancel and supersede all previously effective Compensation Schedules and Paid Production requirements, but it shall not impair your rights to commissions or fees, if any, earned under the provisions of any prior schedules. Commissions and fees are expressed as a percentage of premiums paid unless otherwise noted.

Schedule consists of 5 pages total.

Life Products		Ages	1st Year Target Premium	Additional Deposits/Renewals Yr. 2 - 3	Yr. 4 - 5	Yr. 6 - 7	Yr. 8 - 10	Yr. 11+ [1]
Affinity II Term (Annual policy fee of $60.00 is non-commissionable) (Face amounts over $250,000)								
10 year term		20-70	85	-	-	-	-	-
20 year term		20-60	95	-	-	-	-	-
30 year term		20-50	95	-	-	-	-	-
Affinity Term (Annual policy fee of $90.00 is commissionable at the same rate as the Term policy) (Face amounts for $100,000-$249,999)								
Affinity 10 yr term & rider			55	-	-	-	-	-
Affinity 20 yr term & rider			55	-	-	-	-	-
Affinity 30 yr term & rider			100	-	-	-	-	-
Spouse Level Term			65	2	2	2	2	-
Anico LTG UL [3]		18-85	90	4	4	4	4	4
	excess	18-85	4	-	-	-	-	-
Pension UL & Pension Par		18-80	90	3	3	3	3	2
	**excess*	18-80	3	3	3	3	3	2
20% reduction in commission for guaranteed issue. *No excess on Pension Par.								
Passport Select UL & Passport Select UL II [2]		18-85	90	3	3	3	3	-
	excess	18-85	3	3	3	3	3	-
Transitions UL		50-70	12	12	12	12	-	-
		71-80	11	11	11	11	-	-
		81-85	9	9	9	9	-	-
Payroll Deduction UL		0-60	75	3	3	3	3	2
	excess	0-60	3	3	3	3	3	2
		61-65	70	3	3	3	3	2
	excess	61-65	3	3	3	3	3	2
		66-70	65	3	3	3	3	2
	excess	66-70	3	3	3	3	3	2
Passport Survivor UL		25-85	90	3	3	3	3	-
	excess	25-85	3	3	3	3	3	-
Passport Series UL [2]		0-80	90	3	3	3	3	-
	excess	0-80	3	3	3	3	3	-
Passport Accumulator UL		0-80	90	3	3	3	3	-
	excess	0-80	-	-	-	-	-	-
Affinity Plus		0-44	90	3	3	3	3	-
		45-49	80	3.5	3.5	3.5	3.5	0.8
		50-54	55	2.3	2.3	2.3	2.3	0.6
		55-59	35	1.5	1.5	1.5	1.5	-
		60+	25	1	1	1	1	-
Affinity 7 Par Whole Life		0-69	90	4	4	4	4	0.9
		70-79	70	4	4	4	4	0.9
		80-85	40	4	4	4	4	0.9
Paid Up Additions Rider		0-85	4	4	4	4	4	4

*** See reverse side for Life Products Footnotes.**

Commissions on riders originally issued with the policy are paid at the same rates as the policy unless otherwise shown, except for Additional Coverage Rider on Universal Life Products. The commission for this rider is paid at the same rate as the commission payable for excess premium. Commissions for policy increases and riders added after the policy is issued are paid at the same first year and renewal rates as the policy for the amount of the increase unless otherwise shown. Commissions on increases and on riders added after the policy is issued will be paid to the agent who writes and submits the application for the increase or addition.

If a policy is issued with a table rating up to and including table 6, with a flat extra premium, or with a temporary extra rating for 6 years or longer, the Full First Year Commissions, Renewal Commissions, and Service Fees are paid on the entire premiums. If a policy is issued with a table rating of 7 or more, then Full First Year Commissions, Renewal Commissions and Service Fees are paid on table 6 premium. If a policy is issued with a temporary extra rating for five years or less, then no First Year Commissions, Renewal Commissions or Service Fees are paid on the premium charged for the temporary extra rating.

* Life Products Footnotes

1. Service Fees are not vested. They are payable only while you are actively under contract with American National Insurance Company.

2. Passport Series UL and Passport Select UL, for ages 70+, the commissionable premium equals the age 70 target premium. Any additional premium will be paid at excess rates. For Passport Series UL, if a policy is issued in the low band (under $501,000 face amount) and is increased to the higher band ($501,000 and above) within the first two policy years, original first year commissions will be adjusted based on the commissionable premium for the new specified amount. Passport Accumulator, for ages 70+, the commissionable premium equals the age 70 target premium. Passport Survivor, for ages 80+, the commissionable premium equals the age 80 target premium. Any additional premium will be paid for at excess rates. If applicable, advance commissions are based on the lesser of the expected premium and the commissionable premium.

3. LTG UL, for ages 75+ the commissionable premium equals the age 75 commissionable target premium.

AMERICAN NATIONAL INSURANCE COMPANY
REGIONAL GENERAL AGENT COMPENSATION SCHEDULE

Annuity Products

Palladium MYG Annuity [1]	Ages	Guarantee Period 3 Yr.	4 Yr.	5 Yr.	6 Yr.	7 Yr.	8 Yr.	9 Yr.	10 Yr.
	0-79	1.7	2.2	4.5	2.7	2.7	2.7	3.5	4.5
	80-85	0.7	1.2	2.5	0.7	0.7	0.7	1.5	2.5

Palladium Immediate Annuity		Payout periods 5-9	All other payouts	All other payouts
	Ages	0-90	0-84	85-90
		1.6	3.5	1.6

Non-Registered Group Variable Annuity [4]		0-500k	5.01k-1m	1.01m-3m	3.01m-5m	5.01m +
	Option A	6.5	4.75	3	1.5	0.2
	Option B	5	3.25	1.5	0.24	0.04

	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr. +		Trails [7]
Palladium Century [2]	0-74	6.5	5.5	4.5	3.5	2.5	-	-
	75-90	4	3	2	1	.80	-	-
Palladium Century [2] Trail Option	0-74	4.5	3.5	2.5	1.5	1.25	-	.45
	75-90	2	1.5	1	1	.75	-	.45
Palladium Century 1 [2]	0-74	8.5	-	-	-	-	-	-
	75-90	6	-	-	-	-	-	-
Palladium Century 1 [2] Trail Option	0-74	6.5	-	-	-	-	-	.45
	75-90	4	-	-	-	-	-	.45
Palladium Century 3 [2]	0-74	7.5	-	-	-	-	-	-
	75-85	5	-	-	-	-	-	-
Palladium Century 3 [2] Trail Option	0-74	5.5	-	-	-	-	-	.45
	75-85	3	-	-	-	-	-	.45
Palladium Century 5 [2]	0-74	6.5	-	-	-	-	-	-
	75-80	4	-	-	-	-	-	-
Palladium Century 5 [2] Trail Option	0-74	4.5	-	-	-	-	-	.45
	75-80	2.5	-	-	-	-	-	.45
Palladium Century 7 [2]	0-74	5.5	-	-	-	-	-	-
	75-80	3.5	-	-	-	-	-	-
Palladium Century 7 [2] Trail Option	0-74	3.5	-	-	-	-	-	.45
	75-80	1.5	-	-	-	-	-	.45

Palladium Series 1, 3, 5 & 7 available in states where Palladium Century is not approved.

	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails
Palladium [2]	0-74	5	4.4	3.6	2.8	2	2	-
	75+	2.5	2.4	1.6	0.8	-	-	-
Palladium Plus 1 [2]	0-74	6.5	6	5.2	4.4	3.6	-	-
	75+	4	3.8	3.2	2.4	1.6	-	-
Palladium Plus 3 [2]	0-74	5.5	4.9	4.1	3.4	3.4	-	-
	75+	3	2.8	2.3	1.5	1.5	-	-
Palladium Ultra 5 [2]	0-74	4.5	4.1	3.4	3.4	3.4	-	-
	75+	2	1.8	1.5	1.5	1.5	-	-
Palladium Ultra 7 [2] - not offered to ages 71+	0-70	3.5	3.2	3.2	3.2	3.2	-	-

AMERICAN NATIONAL INSURANCE COMPANY
REGIONAL GENERAL AGENT COMPENSATION SCHEDULE

	Owner Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails
Strategy Index Annuity 10 (Option A) [8]	0-75	9	-	-	-	-	-	-
	76-80	7.5	-	-	-	-	-	-
	81-85	6	-	-	-	-	-	-
Strategy Index Annuity 10 (Option B - Trails) [8]	0-75	6.5	-	-	-	-	-	0.45
	76-80	5	-	-	-	-	-	0.45
	81-85	3.5	-	-	-	-	-	0.45
Strategy Index Annuity 7 (Option A) [8]	0-75	5.5	-	-	-	-	-	-
	76-80	4.5	-	-	-	-	-	-
	81-85	3.5	-	-	-	-	-	-
Strategy Index Annuity 7 (Option B - Trails) [8]	0-75	3.5	-	-	-	-	-	0.45
	76-80	2.5	-	-	-	-	-	0.45
	81-85	1.5	-	-	-	-	-	0.45

	Owner Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails
Value Lock 10 Year EIA [5]	0-75	10.5	-	-	-	-	-	-
	76-80	8.5	-	-	-	-	-	-
Value Lock 7 Year EIA(Non-MVA) [5]	0-75	6.5	-	-	-	-	-	-
	76-80	4.5	-	-	-	-	-	-

	Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails
ANICO EIA [5]	0-79	5.5	-	-	-	-	-	-
	80-85	3.5	-	-	-	-	-	-
Group Unallocated Annuity - Fixed	-	4.5	4.5	4.5	4.5	4.5	4.5	-
The Eagle Annuity [2,3] Qualified sales issue age 0-80.	0-85	2.2	1.7	1.2	0.7	-	-	0.22
Citadel Diamond Series Annuity 5 [1]	0-80	4.5	-	-	-	-	-	-
	81-85	3.5	-	-	-	-	-	-
Citadel Diamond Series Annuity 7 [1]	0-80	5	5	5	-	-	-	-
	81-85	4	4	4	-	-	-	-

	Owner Ages	1 Yr.	2 Yr.	3 Yr.	4 Yr.	5 Yr.	6 Yr. +	Trails 2-7	Trails 8+
Palladium Advisor (Non-Qualified Sales Only) [1,6]	0-79	3.5	-	-	-	-	-	0.45	0.90
	80+	1.2	-	-	-	-	-	0.45	0.90
Palladium Advisor (Qualified Sales Only) [1,6]	0-79	3.5	2.5	1.5	0.75	-	-	0.45	0.90
	80+	1.2	0.4	-	-	-	-	0.45	0.90

* Annuity Products Footnotes

1. There are commission chargebacks on the Palladium Advisor, Palladium MYG and the Citadel 5 and Conductor Annuity-all ages; Palladium Advisor and Citadel 5 & 7 death claim, ages 80 and above, policy surrenders, all ages). The chargeback is 100% all months for the first year for the Palladium Advisor, MYG and Citadel 5 & 7. This chargeback processing applies to partial cash surrenders but only to the portion of a partial surrender that is subject to surrender charge. There are commission chargebacks on the Palladium Advisor if during the second policy year a policy terminates due to policy surrender. The chargeback is 50% of commission paid on full surrender and 50% of commission on the portion of a partial surrender which incurs a surrender charge.

2. There is a commission chargeback on the Eagle Annuity, Palladium, Palladium 1, 3, 5 & 7, Palladium Century and Palladium Century 1, 3, 5 & 7 if during the first two policy years a policy terminates due to a policy surrender (commission chargeback also applies upon death for the Palladium Century Series). The chargeback is 100% of commissions paid when there is a first year policy termination and 50% of commissions paid if there is a second year policy termination. This chargeback processing applies also to partial cash surrenders but only to the portion of a first or second year partial cash surrender which incurs a surrender charge. The chargeback applies to all earned first and second year commissions including overwrites and trailers.

3. Renewal Asset Based Commission: Beginning policy year two and for as long as the policy is in force, you shall receive a percentage of Policy Account Values (as valued on the last day of each month) less outstanding policy loans if any. These commissions will be paid monthly based upon a formula that pays one-twelfth (1/12) of twenty-two tenths of one percent (0.22) on the Eagle Annuity.

4. For the writing agent, with Option B there is a 0.25% trail commission up to $5m and a 0.05% trail commission for $5.01m and above.

5. No trail commissions. Full commission chargeback on death or full surrender during the first contract year.

6. Trail commission starts in the 13th month of issue (both Qualified and Non-Qualified).

7. Trail commissions start in the 13th month and are paid on the annuity value for the current month.

8. Full commission chargeback on death or full surrender during the first contract year.

AMERICAN NATIONAL INSURANCE COMPANY
SENIOR GENERAL AGENT COMPENSATION SCHEDULE

This compensation schedule shall cancel and supersede all previously effective Compensation Schedules and Paid Production requirements, but it shall not impair your rights to commissions or fees, if any, earned under the provisions of any prior schedules. Commissions and fees are expressed as a percentage of premiums paid unless otherwise noted.

Schedule consists of 5 pages total.

Life Products		Ages	1st Year Target Premium	Additional Deposits/Renewals Yr. 2 - 3	Yr. 4 - 5	Yr. 6 - 7	Yr. 8 - 10	Yr. 11+ [1]
Affinity II Term (Annual policy fee of $60.00 is non-commissionable) (Face amounts over $250,000)								
10 year term		20-70	80	-	-	-	-	-
20 year term		20-60	90	-	-	-	-	-
30 year term		20-50	90	-	-	-	-	-
Affinity Term (Annual policy fee of $90.00 is commissionable at the same rate as the Term policy) (Face amounts for $100,000-$249,999)								
Affinity 10 yr term & rider			50	-	-	-	-	-
Affinity 20 yr term & rider		-	50	-	-	-	-	-
Affinity 30 yr term & rider			95	-	-	-	-	-
Spouse Level Term			60	1.5	1.5	1.5	1.5	-
Anico LTG UL [3]		18-85	85	3	3	3	3	3
	excess	18-85	3	-	-	-	-	-
Pension UL & Pension Par		18-80	85	2.5	2.5	2.5	2.5	1.5
	*excess	18-80	2.5	2.5	2.5	2.5	2.5	1.5
20% reduction in commission for guaranteed issue. *No excess on Pension Par.								
Passport Select UL & Passport Select UL II [2]		18-85	85	2.5	2.5	2.5	2.5	-
	excess	18-85	2.5	2.5	2.5	2.5	2.5	-
Transitions UL		50-70	11	11	11	11	-	-
		71-80	10	10	10	10	-	-
		81-85	8	8	8	8	-	-
Payroll Deduction UL		0-60	70	2.5	2.5	2.5	2.5	1.5
	excess	0-60	2.5	2.5	2.5	2.5	2.5	1.5
		61-65	65	2.5	2.5	2.5	2.5	1.5
	excess	61-65	2.5	2.5	2.5	2.5	2.5	1.5
		66-70	60	2.5	2.5	2.5	2.5	1.5
	excess	66-70	2.5	2.5	2.5	2.5	2.5	1.5
Passport Survivor UL		25-85	85	2.5	2.5	2.5	2.5	-
	excess	25-85	2.5	2.5	2.5	2.5	2.5	-
Passport Series UL [2]		0-80	85	2.5	2.5	2.5	2.5	-
	excess	0-80	2.5	2.5	2.5	2.5	2.5	-
Passport Accumulator UL		0-80	85	2.5	2.5	2.5	2.5	-
	excess	0-80	-	-	-	-	-	-
Affinity Plus		0-44	85	2.5	2.5	2.5	2.5	-
		45-49	75	3	3	3	3	0.7
		50-54	50	2	2	2	2	0.5
		55-59	30	1.3	1.3	1.3	1.3	-
		60+	20	0.7	0.7	0.7	0.7	-
Affinity 7 Par Whole Life		0-69	85	3	3	3	3	0.8
		70-79	65	3	3	3	3	0.8
		80-85	35	3	3	3	3	0.8
Paid Up Additions Rider		0-85	3	3	3	3	3	3

*** See reverse side for Life Products Footnotes.**

APPLICATION TO REPRESENT AMERICAN NATIONAL INSURANCE COMPANY
Independent Marketing Group
Galveston, Texas 77550-7999

Full Name First: Robert J. Tonachio | Middle: James | Last: Tonachio

Mr. ☑ Mrs. ☐ Ms. ☐ | Social Security #: *** FISMA & OMB Memorandum M-07-16 *** | Date of Birth: 4-20-37

Please list all professional designations (such as CLU, ChFC, etc.): CSA | Military Status: Honorable Discharge

Preferred Greeting or Nickname: Bob | Spouse's Name: N/A

Residence Street Address: 615 River Rd | Residence P/O Box or Mail Address:

City: Kingston State: TN 9-Digit ZIPCode: 37763 | City State 9-Digit ZIPCode

Home Telephone: 865-376-1030 | How long at this address: 20 yrs.

If you have lived in this community less than 5 years enter your prior address

Prior Address: | City State 9-Digit ZIPCode

Business Street Address: 615 River Rd | Business P/O Box or Mail Address: 615 River Rd

City: Kingston State: TN 9-Digit ZIPCode: 37763 | City: Kingston State: TN 9-Digit ZIPCode: 37763

Business Telephone: 865-376-4925 | Business FAX: 865-376-2294 | E-mail

Send all mail to ☐ Residence Street Address ☐ Residence P.O Box ☒ Business Street Address ☐ Business P.O. Box

☐ Other

Is the contract to be in the name of a corporation or partnership? ☐ Yes ☒ No If Yes, submit corporate license.

If "Yes" Name ______ City & State ______

Tax ID No. ______ ☐ Partnership? ☐ Corporation?

All other names utilized, including maiden, aliases, etc. Robert James & Associates

List all non-resident states you wish to be appointed with through Independent Marketing. AZ, CA, FL, LA, NC, TN, AL, AR, CO, CT, GA, ID, IL, IN, KY, MA, MI, MS, NH, NJ, NM OH, PA, SC, TX, WY, WA

LIST ALL COMPANIES YOU HAVE BEEN LICENSED AND APPROVED TO REPRESENT DURING THE PAST 5 YEARS

Company Name (INCLUDE SUPERVISOR NAME & PHONE)	Company Address	City	State	Dates Effective			License Information	
				From	To	State	Type	Number
American National	Galveston		TX	'93	pres.	TN	L&H	
Transamerica		Charlotte, NC	NC	98	pres.	TN	L&H	
John Hancock				2000	pres.	TN	L&H	
Investors Ins. corp		Jacksonville	FL	2002	pres.	TN	L&H	

If being appointed non-resident in Florida, please provide all counties soliciting business.

Have you ever represented American National or any of its subsidiaries? ☑ Yes ☐ No (If "Yes," Provide details)
Through Legacy Marketing Group

Have you sold insurance through another name or through any agency in the past five years? ☐ Yes ☑ No If "Yes," please specify

The Violent Crime & Control Act of 1994 makes it a criminal offense for anyone who has been convicted of any criminal felony involving dishonesty or a breach of trust to willfully engage in the business of insurance. Have you ever been indicted or convicted of any such felony? NO Have you been arrested for any other crime? NO If yes, please give specifics as to charge, date, jurisdiction and outcome.

Have you ever filed or been declared bankrupt? ☐ Yes ☑ No

Are you currently obligated under a non-compete agreement with any insurance company or agency? ☐ Yes ☑ No

Are you presently indebted to any insurance company or agency? ☐ Yes ☑ No If "Yes," Please give specifics as to the nature and amount.

To Whom	Nature of Debt	Amount	Payment Terms

Has a deficiency claim been made against you for any past insurance transactions? ☐ Yes ☑ No

If "Yes," please give specifics as to the nature and amount

Have you ever had, or now have, any federal, IRS, state tax liens or garnishments? ☐ Yes ☑ No

Are you currently covered by errors and omissions insurance? ☑ Yes ☐ No

E & O Carrier Limits

Policy # Effective Date Expiration Date

Have you ever filed an errors and omissions claim? ☐ Yes ☑ No

Have you ever been disciplined by a state insurance department? ☐ Yes ☑ No

Have you ever been cautioned or disciplined for violating a professional code of ethics in any organization? ☐ Yes ☑ No

Have you ever been expelled or disciplined by a professional organization such as the NALU? ☐ Yes ☑ No

Are you aware of any other information that American National should have in assessing a business relationship with you and/or your company? ☐ Yes ☑ No If yes, please elaborate.

The person signing this form as "Applicant" hereby acknowledges that they are not obtaining a license/appointment with American National Insurance Company for the sole purpose or intention principally to solicit or place insurance on the applicant's own life or that of relatives, employer's or employees.

I have received, read, understand and agree to comply with the contents of the Producer's Code of Conduct, the Advertising Guidelines and the Notice of Privacy Policy adopted by American National Insurance Company.

Furthermore, each of the undersigned declares for himself/herself, and all other interested parties, that all of the answers in the pages of this application and any supplements to it are full, complete and true to the best of his/her knowledge and belief. In addition, the undersigned specifically attests that the Social Security Number or Tax Identification Number on the application is the correct number for the entity applying for appointment with American National Insurance Company.

I, the Applicant, have read, on the date shown below, a copy of the above statements as required by law. I have also read, understood, and signed a copy of Authorization Form #4708. I understand that in signing this form and form 4708, I hereby authorize the Company, at any time, to investigate my background, including my credit history.

Applicant has the right to make a written request to Company's Home Office within a reasonable period of time for additional, detailed information concerning the nature and scope of the investigation.

6-7-03
Date

[signature]
Applicant

I understand that the Violent Crime and Control Act of 1994 makes it a criminal offense for anyone who is engaged in the business of insurance to willfully permit anyone who has been convicted of any criminal felony involving dishonesty or a breach of trust to participate in the business of insurance and I recommend this applicant be contracted with the company.

Date

Recruiting Organization

AMERICAN NATIONAL INSURANCE COMPANY
GALVESTON, TEXAS
NATIONAL MARKETING DIRECTOR'S AGREEMENT

American National Insurance Company (hereinafter designated as "Company") hereby appoints Robert Tonachio its NATIONAL MARKETING DIRECTOR ("NMD" or "you") with the authority and obligations set forth in this Agreement, and you accept your appointment subject to the terms and conditions of this Agreement and all related Schedules and Supplements related to it.

Effective Date - This Agreement shall become effective on June 12, 2003. If any provision of the Agreement is now or shall in the future be in conflict with any applicable law or any valid Department of Insurance ruling or order, it shall be modified to the extent necessary for compliance. This Agreement shall supersede all previous agreements between the parties.

NATIONAL MARKETING DIRECTOR:

By: [signature]
(Signature)

Robert J. Tonachio
(Print or Type Name Here)

AMERICAN NATIONAL INSURANCE COMPANY:

By: [signature]
Title: EXECUTIVE VICE PRESIDENT INDEPENDENT MARKETING

Date: 6/12/03

RD (Z5)
(Indicate Appropriate Compensation Schedule)

RECRUITING ORGANIZATION:

By: ____________________
(Signature of Organization Representative)

Submitted by: ____________________
(Print or Type Name of Organization)

Recruiter's Personal Code #: ____________________

BENEFICIARY TO RECEIVE COMMISSIONS PAYABLE AFTER DEATH (LIMITED TO ONE INDIVIDUAL):

Name of Beneficiary (Print or Type)

Robert J. Tonachio, JR

Relationship: Son

Authority – You are hereby authorized to develop and supervise the company's business in conformity with the rules and regulations of the Company. You shall recruit and recommend for appointment by the Company individuals and agencies qualified and experienced in life insurance sales and service as agents. You shall train and supervise such agents in accordance with the standards of the company and the requirements of the state or states in which they function for the Company. You acknowledge that all agents in your hierarchy are independent contractors of the company and, at a subagent's election or at the sole discretion of the Company can be transferred by the Company in accordance with the Company's transfer rules.

You shall solicit applications for ordinary life insurance and annuities to be issued by the Company and submit such applications received to the Company, provided that you are properly licensed as required by any governmental authority applicable to you. You shall deliver policies issued by the company, collect the first premium therefor, transmit all collections immediately to the Company, and make every effort to maintain in force all policies issued by the Company.

You shall at all times comply with the rules and regulations of the Company pertaining to underwriting practices, acceptance of risks, delivery of policies, and all other areas of conduct of the Company's business. The relationship between the Company and you created by this Agreement is that of an independent contractor, and nothing in this Agreement shall be construed as creating the relationship of employer and employee between the Company and you. Neither you nor your employees nor agents shall be deemed to be the employee or servant of the company. You shall not be a full-time insurance agent as defined by the Federal Social Security Law. None of the benefits provided by the Company to its employees, including, but not limited to, worker's compensation insurance and unemployment insurance are available to you, your employees or agents. If training courses, sales methods and material or similar aids and services are extended or made available to you, it is agreed that their purpose and effect shall not be to give the Company control over your time or direction, but only to assist you in your business.

Licensing of agents shall be in compliance with the statutory and regulatory requirements of the Departments of Insurance or other regulatory agencies and in accordance with the standards and procedures established by the Company. Neither you nor any of your agents shall solicit business for the Company until your or their insurance license is in your or their possession or until the Company notifies you in writing that you or they are qualified to write business for the Company.

You shall assume full responsibility for, and indemnify the Company against, any liability in connection with the payment of all federal, state, and local taxes or contributions imposed or required under unemployment insurance, social security, income tax, and related laws with respect to compensation received under this Agreement by you.

In addition to the requirement that you comply with the rules and regulations of the Company pertaining to underwriting practices, acceptance of risk, delivery of policies, and all other areas of the Company's business, you are required to:

(1) Comply with the Company's policies and procedures concerning the replacement of life insurance policies and annuity policies. A replacement occurs whenever an existing life insurance policy or annuity is terminated, converted, or otherwise exchanged in value. For any transaction involving a replacement, the Company requires you to:
    - (a) recommend the replacement of an existing policy only when replacement is in the best interest of the customer.
    - (b) fully disclose all relevant information to the customer, which information includes; (1) comparison of old and new premiums, expenses, and surrender charges, cash values, and death benefits; (2) any loss of cash value or policy value by surrendering the existing policy; (3) all guaranteed and maximum values of both policies; (4) the fact that a new contestability and suicide period starts under the new policy; and (5) the requirement that the customer must be re-underwritten for the new policy.
    - (c) provide the customer with all applicable required state and Company forms if replacement is involved.
    - (d) provide state-required replacement notices to customers on the same day the application is taken and indicate on the application the transaction involves the full or partial replacement of an existing policy.
    - (e) never recommend that a customer cancel an existing policy until a new policy is in force, and the customer has determined that the new policy is acceptable.

(2) Adhere to the Company's rules and regulations concerning ethical market conduct, which require that you:
    - (a) carefully evaluate the insurance needs and financial objectives of your clients, and use sales tools (e.g., policy illustrations and sales brochures) to determine that the insurance or annuity you are proposing meets these needs.
    - (b) maintain a current license and valid appointment in all states in which you promote the sale of the Company products to customers and keep current of changes in insurance laws and regulations by reviewing the bulletins and newsletters that the Company provides.
    - (c) comply with Company replacement policies, refrain from making disparaging remarks or providing false or misleading information about a competitor or competing product.
    - (d) submit all advertising materials intended to promote the sale of any Company product to the home office for approval prior to use.
    - (e) immediately report to the Company any customer complaints, whether written or oral, and assist the Company in resolving the complaint to the satisfaction of all parties.
    - (f) communicate these standards to any producers or office personnel that you directly supervise and request their agreement to be bound by these conditions as well.

During the term of this Agreement, you shall have and maintain errors and omissions issuance coverage in an amount satisfactory to the Company underwritten by an insurer satisfactory to the Company insuring against negligent act, error, or omission by you or any person employed by you in the rendering of any services related to this Agreement. You must provide proof of such coverage upon application for appointment with the Company and further provide proof on an annual basis or as requested by the Company.

Territory – You may exercise your authority within any territory in which you are properly licensed, but that territory is not assigned exclusively to you.

Records –You shall keep correct and accurate accounts and records of all business transactions and monies which you or your agents collect for the Company. Such accounts and records shall be open at all times to inspection and examination by the Company's authorized representatives or by the Department of Insurance (as required by law) at all times.

Expenses – You shall pay all expenses of every nature incurred in connection with the performance of this Agreement, and the Company shall not be liable in any way therefor.

Trade Secrets – All accounts, policyholder files and records (including any names, addresses, and ages of policyholders or records of policy expiration or renewal date), application forms, rate books, software, and all other records in your possession pertaining to the Company business are trade secrets wholly-owned by the Company and shall be returned to the company upon demand.

Prompt Transmittal – You shall immediately transmit to the Company all applications solicited and money received for the Company by you or your agents. All such funds shall be segregated by you and held by you in trust. You shall not use such funds for any purpose. If any citation or other paper shall at any time be served upon or received by you concerning any claim, or any other lawsuit, or any legal proceedings by or against the Company, within twenty-four (24) hours after receipt, you shall transmit it by certified mail to the Home Office of the Company in Galveston, Texas. If you neglect, refuse, or fail to do so, you agree to pay the Company, upon demand, the amount of any loss, damage, cost, attorney's fees, or expenses which may have been incurred by your failure to transmit the document within the 24-hour time period.

Hold Harmless – You agree to indemnify and hold harmless the Company from all losses, expenses, costs (including reasonable attorneys' fees whether in defending claims or enforcing this provision), and damages resulting from any acts by you which breach any terms of this Agreement.

Repayment of Commissions and Service Fees – You agree to repay to the Company, on demand, any unearned commissions and service fees and all other compensation received by you for or with respect to premiums or payments returned to policy or contract owners by the Company for any reason. You understand that it is sometimes necessary for the Company to refund premiums in order to settle disputes with policyholders. This decision is made solely at the discretion of the Company, and you will still be liable for the return of unearned commissions.

Limitation of Authority – You shall not possess or exercise any authority on behalf of the Company other than the power or authority expressly conferred by this Agreement and you shall not assume that any power or authority is implied. Specifically, but not in limitation to the foregoing, you shall have no authority on behalf of the Company to:

(1) make, alter, or discharge any contract.

(2) assign this Agreement or any compensation payable under it without the prior written consent of the Company.

(3) solicit applications for the Company in any manner prohibited by or inconsistent with the provisions of this Agreement or the rules and regulations of the Company.

(4) induce any Company employee or sales representative to terminate any agreement with the Company or any affiliate of the Company or otherwise interfere with any employee or agent's relationship with the Company of any affiliate of the Company.

(5) incur any indebtedness or liability, expend, or contract for the expenditure of any funds of the Company.

(6) extend the time for payment of any premium, bind the Company to the reinstatement of any terminated policy, or accept notes for payment of premiums.

(7) waive or modify any terms, conditions, or limitations of any policy.

(8) adjust or settle any claim or commit the Company with respect thereto.

(9) issue or circulate any advertisement or literature unless the same shall have been first approved in writing by the compliance officer of the Company.

(10) enter into any legal proceedings in connection with any matters pertaining to the Company, which may in any way involve or affect the Company, its affiliates, their business, operations, or any policy issued by them.

(11) deliver any policy issued by the Company until the applicant has made settlement for the first premium.

(12) deliver any policy if you or your agents have knowledge of any impairment of the applicant's health not disclosed on the application or occurring subsequent to the securing of the application or if more than thirty (30) days have elapsed from the date of mailing of the policy by the Company, unless authorized in writing by an officer of the Company.

Compensation – For the purpose of determining compensation, your compensation shall include not only your personal production, but also the production of all agents assigned to you. You shall be compensated according to the related Compensation Schedule, based on premiums received on policies issued by the Company for applications secured under this Agreement. Payment of commissions and service fees shall be made at such times and in the manner the Company considers appropriate for the efficient administration of this Agreement. The Compensation Schedule is subject to change by the Company, but any change shall not apply to business written prior to the effective date of the change. The agent's statements rendered by the Company concerning commissions and service fees paid and/or payable, advances and indebtedness shall be conclusive, unless, within thirty (30) days following receipt of the statement, you notify the Company in writing of a dispute regarding any transactions reported since the last preceding report. If a policy on which you are receiving commission or service fees shall lapse for any reason, no further commission or service fees will be paid unless the policy is reinstated solely by the efforts of you. If, for any reason, the Company refunds any premium on which you received a commission or service fee, you shall immediately repay to the Company the commission or service fee received on such premium.

Compensation After Termination – If this Agreement is terminated by your death or by your total and permanent disability, you or your beneficiary shall receive compensation as provide in the Compensation Section of this Agreement on business written prior to termination. Unless otherwise designated in writing on the face page of this Agreement, your beneficiary shall be your spouse, if then living, otherwise, your estate. If this agreement is terminated for any cause other than your death or disability, or your acting to prejudice materially the interests of the Company or its affiliates, or your violation of any of its provisions, you shall receive Compensation as provided in the Compensation Section of this Agreement less a collection fee of 1% on the premiums paid. If you have materially violated any of the provisions of this Agreement or acted to prejudice materially the interests of the Company or its affiliates, at, before, or after termination of this Agreement, you shall forfeit all commissions and all other compensation due or to accrue under this or any previous Agreement between you and the Company or any of its affiliates or subsidiaries. In the event your total compensation after termination of this Agreement totals less than $300.00 during any year after termination no further compensation shall be paid to you or to your beneficiary. All compensation payable after termination of this Agreement shall be subject to the right of recoupment lien established in the Indebtedness Section of this Agreement.

Beneficiary – You may name a beneficiary to receive any commissions payable after your death. The Company reserves the right to require evidence that there are no conflicting claims before making payment to the named beneficiary.

Indebtedness – You shall be responsible to the Company for the acts and collections of you or your agents and employees and for the indebtedness of your agents to the Company. The Company shall have and is hereby given a right of recoupment on all commissions, fees, and any other compensation payable under this or any other contract with the Company and its affiliates for the payment of any and all debts or claims due or to become due to it from you. Without in any way limiting the Company's right to such recoupment, the Company shall have and is hereby given a valid first lien on and right of offset against all commissions, fees, and any other compensation payable under this or any other contract with the Company and its affiliates for the payment of any such debts or claims. This right of recoupment and lien shall not be extinguished by the termination of this Agreement. Following demand for repayment or termination of this Agreement, whichever first occurs, all indebtedness shall thereafter bear interest at the maximum lawful rate until paid. You shall be responsible to the Company for all costs and expenses, including legal fees, incurred by the Company as a part of its efforts to collect indebtedness.

Termination - You acknowledge that the Company has not expressly or by implication agreed to continue the term of this Agreement for any definite period of time. Either party may terminate this Agreement by giving thirty (30) days written notice prior to the date fixed for termination. Any notice may be mailed or delivered to the last known address of the other party. The Company may terminate this Agreement at any time upon the occurrence of any of the following events:

1. Your death or your total and permanent disability as defined under the Company's rules and practices then in effect.
2. The Company's written notice to you of its withdrawal from the territory in which you are licensed.
3. Upon written notice from the Company that your performance has been substandard under the Company's requirements applicable to you regarding production, persistency, or other matters, as they may be amended from time to time.
4. The Company's written notice to you that you have violated any of the provisions of this Agreement or that you have otherwise acted to prejudice materially the interest of the Company or its affiliates.

Upon termination, you shall in no manner thereafter act for the company and shall promptly account for and remit to the Company any monies then held for it. On demand, you shall turn over to the Company all undelivered policies, software, ratebooks, other records, materials, and properties pertaining to your agency business. Your right to any commissions or any other thing of value shall cease if you shall do any act which injures the business or reputation of the Company or if you fail to account for and remit promptly any monies collected by you for the Company or shall withhold any policies, money, or other property belonging or returnable to the Company.

Enforcement – You agree that, in addition to all rights and remedies available to the Company to enforce the provisions of this Agreement, whether before or after its termination, whether by judicial action or otherwise, the Company may compel your compliance with this Agreement by injunction issued by any court of competent jurisdiction.

Award Recognition and Incentive Programs – The Company may, at its sole discretion, provide special award and incentive programs for its agents holding this Agreement. However, the Company is under no obligation to continue any such awards or programs and may discontinue them without notice.

Waiver – No act of forbearance on the part of the Company to enforce any of the provisions of this Agreement shall be construed as a modification of this Agreement, nor shall the failure of either party to exercise any right or privilege granted in the Agreement be considered as a waiver of that right or privilege.

Modification or Amendment – Any modification or amendment of this Agreement must be in writing and must be signed by an officer of the Company; provided, however, that the Company may, by written notice, unilaterally amend any Compensation Schedule or Supplement to this Agreement to affect policies to be issued after the date of the amendment.

Reserved Rights of the Company – The Company reserves the following rights: to refuse to accept any individuals or entity recommended for appointment and to terminate, at its sole discretion anyone whom you recommend for appointment; to unilaterally adopt rules and practices from time to time establishing compensation on old or new policies, commissions on conversions, or commissions on reinstated policies; to withdraw the availability of any policy; to withdraw from any territory; to modify or change its premium rates; to refuse to issue a policy to any applicant without stating any reason for refusal; to adopt rules and practices from time to time relating to any mater not otherwise provided in this Agreement.

Law Applicable – The execution and performance of this Agreement involves transacting business in the State of Texas by you with the Company. This Agreement shall be governed by and construed according to the laws of the State of Texas. All actions with respect thereto shall be brought in a court of competent jurisdiction in the State of Texas.

Arbitration – Any dispute or controversy arising out of or relating to this Agreement, with the exception of any request for injunctive relief sought by the Company, will be resolved exclusively and finally by arbitration under the Commercial Arbitration Rules of the American Arbitration Association ("AAA"). The arbitration may be filed at any AAA location in the United States upon the payment of $100 of any applicable filing fee. If the parties cannot agree on a binding Arbitration Agreement, then the arbitration will be conducted before a single arbitrator; however, if the amount in controversy is greater than $50,000, the arbitration shall be conducted before three arbitrators. In any event, the arbitrator shall not award punitive damages or attorney's fees, those damages hereby being waived, and arbitration will be limited solely to the dispute or controversy between you and the Company. The arbitration may be held in person, by telephone, or online as agreed by the parties. Any decision rendered in such arbitration proceeding will be final and binding on each of the parties, and judgment may be entered thereon in a court of competent jurisdiction. The parties will share the cost of arbitration, (including the arbitrator's fees, if any), in the proportion that the final award bears to the amount of the initial claim.

Sole Agreement – This Agreement, with the related Compensation Schedule, constitutes the sole agreement and supersedes all prior agreements between you and the Company, but this Agreement shall not impair your right to commissions or fees, if any, earned under a prior agreement or agreements with the Company.

AMERICAN NATIONAL INSURANCE COMPANY
INDEPENDENT MARKETING GROUP

NATIONAL MARKETING DIRECTOR
PAID LIFE AND ANNUITY PRODUCTION BONUS PROGRAM

Effective January 1, 2003

Paid Life Production Bonus

This bonus is a multi-level production bonus based on paid annualized premium and excess premium only. The bonus is payable on life business paid each year beginning January 1st and ending December 31st. The bonus is to be paid quarterly with the first production bonus to be paid in April 2003.

Qualifying Credit		Qualifying Production Credit	Bonus Percentage
100% of Target Premium	–	0 - $100,000	0%
10% of Excess Premium	–	$100,000 - $249,999	10%
10% of Single Premium		$250,000 - $499,999	20%
		$500,000 – and over	30%

Example:

Qualifying Credit	Paid Annualized Premium		Qualifying Production Credit
Target Premium	$ 200,000 x 100%	=	$200,000

Total Bonus Amount – 10% x $200,000 = **$20,000**

Each calendar year the bonus is paid as qualifying production credit levels are met. The bonus will be paid retroactive to the beginning of the calendar year as bonus levels are attained.

Paid Annuity Production Bonus

This bonus is based on annuity production only (fixed). When $15,000,000 of paid annuity production is attained during the qualifying period a bonus of .10% (10 basis points) will be paid retroactive to the first dollar of paid annuity production. The bonus is payable on annuity business paid each year beginning January 1st and ending December 31st. The bonus is to be paid annually with the first production bonus to be paid in February 2004.

Notes

- The company reserves the right to change the Life and/or Annuity bonus structures on an annual basis.
- Persistency must be 80% or more (last 24 months).
- This bonus program will cancel and supersede all previously effective bonus agreements between you and the Company prior to January 1, 2003.

01/01/03

AMERICAN NATIONAL INSURANCE COMPANY
INDEPENDENT MARKETING

NATIONAL MARKETING DIRECTOR'S
PRODUCTION REQUIREMENT AGREEMENT

Production requirements that apply to a National Marketing Director's Agreement (NMD Agreement) with American National Insurance Company are for consecutive 12-month periods effective the date of the NMD Agreement. The requirements are as follows:

$500,000 of qualifying credit, of which target premium is credited at 100% and excess premium, single premium, and annuities at 10%.

In signing this production agreement, you understand that your NMD Agreement with American National Insurance Company can be changed to an agreement providing lower compensation if the required production requirements are not met during a 12-month period.

Robert J. Tonacchio
Robert J. Tonacchio
(Signature of Applicant)

6-7-03
(Date)

(Marketing Officer's Signature)

(Date)

AMERICAN NATIONAL INSURANCE COMPANY
GALVESTON, TEXAS
NATIONAL MARKETING DIRECTOR'S AGREEMENT

American National Insurance Company (hereinafter designated as "Company") hereby appoints ____________________ its **NATIONAL MARKETING DIRECTOR ("NMD" or "you")** with the authority and obligations set forth in this Agreement, and you accept your appointment subject to the terms and conditions of this Agreement and all related Schedules and Supplements related to it.

Effective Date - This Agreement shall become effective on ______________, ________. If any provision of the Agreement is now or shall in the future be in conflict with any applicable law or any valid Department of Insurance ruling or order, it shall be modified to the extent necessary for compliance. This Agreement shall supersede all previous agreements between the parties.

NATIONAL MARKETING DIRECTOR:

By: [signature]
(Signature)

Robert J. Tonacchio
(Print or Type Name Here)

AMERICAN NATIONAL INSURANCE COMPANY:

____

By: [signature]
Title: EXECUTIVE VICE PRESIDENT
INDEPENDENT MARKETING

Date: ______________________

____
(Indicate Appropriate Compensation Schedule)

RECRUITING ORGANIZATION:

By: ______________________
(Signature of Organization Representative)

Submitted by: ______________________
(Print or Type Name of Organization)

Recruiter's Personal Code #: ______________

BENEFICIARY TO RECEIVE COMMISSIONS PAYABLE AFTER DEATH (LIMITED TO ONE INDIVIDUAL):

Name of Beneficiary (Print or Type)

Robert J. Tonacchio, Jr

Relationship: Son

Authority – You are hereby authorized to develop and supervise the company's business in conformity with the rules and regulations of the Company. You shall recruit and recommend for appointment by the Company individuals and agencies qualified and experienced in life insurance sales and service as agents. You shall train and supervise such agents in accordance with the standards of the company and the requirements of the state or states in which they function for the Company. You acknowledge that all agents in your hierarchy are independent contractors of the company and, at a subagent's election or at the sole discretion of the Company can be transferred by the Company in accordance with the Company's transfer rules.

You shall solicit applications for ordinary life insurance and annuities to be issued by the Company and submit such applications received to the Company, provided that you are properly licensed as required by any governmental authority applicable to you. You shall deliver policies issued by the company, collect the first premium therefor, transmit all collections immediately to the Company, and make every effort to maintain in force all policies issued by the Company.

You shall at all times comply with the rules and regulations of the Company pertaining to underwriting practices, acceptance of risks, delivery of policies, and all other areas of conduct of the Company's business. The relationship between the Company and you created by this Agreement is that of an independent contractor, and nothing in this Agreement shall be construed as creating the relationship of employer and employee between the Company and you. Neither you nor your employees nor agents shall be deemed to be the employee or servant of the company. You shall not be a full-time insurance agent as defined by the Federal Social Security Law. None of the benefits provided by the Company to its employees, including, but not limited to, worker's compensation insurance and unemployment insurance are available to you, your employees or agents. If training courses, sales methods and material or similar aids and services are extended or made available to you, it is agreed that their purpose and effect shall not be to give the Company control over your time or direction, but only to assist you in your business.

Licensing of agents shall be in compliance with the statutory and regulatory requirements of the Departments of Insurance

AUTHORIZATION

Required by The Fair Credit Reporting Act

The Federal Fair Credit Reporting Act, as amended, provides that any consumer reporting agency may furnish a consumer report in accordance with the *written instructions of the consumer to whom it relates.*

In accordance with that provision, the person signing this form as "Applicant" hereby authorizes any person or agency to give, in writing, orally, or in any other form, to American National Insurance Company or its designated representatives any information gathered or maintained by a consumer reporting agency bearing on the Applicant's credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics, or mode of living which is used or expected to be used or collected in whole or in part for the purpose of serving as a factor in establishing the Applicant's eligibility for credit, employment or any other purpose authorized under Section 604 of the Act.

Further, the Applicant understands that American National Insurance Company may, as part of its normal procedure, request that an investigative consumer credit report be made whereby information on the Applicant's character, general reputation, personal characteristics or mode of living is obtained through personal interviews with business associates, employers, friends, neighbors and others with whom the applicant may be acquainted or who may have knowledge concerning any such items of information. The Applicant authorizes the individual or agency conducting the investigation to give, in writing, orally, or any other form, to American National Insurance Company or its designated representatives any information gathered or obtained during this investigation pertaining to Applicant's production, persistency, commissions, earnings, estimated future earnings, commission advances loans, and debts, including, but not limited to, any indebtedness that may have been charged to the Applicant's manager or agency, or which may have been written off.

The Applicant authorizes American National Insurance Company or its designated representatives to use the reports furnished in accordance with this authorization in any deliberations which it or they may undertake to determine whether or not American National Insurance Company will make an offer of a contract to the Applicant.

ROBERT J. TONACHIO
(Applicant's Printed Name)

[signature]
(Applicant's Signature)

6-10-03
(Date)

*** FISMA & OMB Memorandum M-07-16 ***
(Social Security Number)

Form 4708

Rev. 11-00

REGIONAL GENERAL AGENT'S A...

...rican National Insurance Company (hereinafter designated as "Company") hereby appoints ...ert Tonachio its **REGIONAL GENERAL AGENT ("RGA" or "you")** with the authority and ...igations set forth in this Agreement, and you accept your appointment subject to the terms and conditions of this ...greement and all related Schedules and Supplements related to it.
...fective Date - This Agreement shall become effective on 2/2, 03. If any provision of ...e Agreement is now or shall in the future be in conflict with any applicable law or any valid Department of Insurance ...ling or order, it shall be modified to the extent necessary for compliance. This Agreement shall supersede all previous ...greements between the parties.

REGIONAL GENERAL AGENT:

By: [signature]
(Signature)

Tonachio
(Print or Type Name Here)

AMERICAN NATIONAL INSURANCE COMPANY:

By: [signature]
Title: EXECUTIVE VICE PRESIDENT INDEPENDENT MARKETING

Date: 02/03/2003

Z4
(Indicate Appropriate Compensation Schedule)

RECRUITING ORGANIZATION:

By: [signature]
(Signature of Organization Representative)

Submitted by: SUMRALL & ASSOC. INC
(Print or Type Name of Organization)

Recruiter's Personal Code #: L0418

BENEFICIARY TO RECEIVE COMMISSIONS PAYABLE AFTER DEATH (LIMITED TO ONE INDIVIDUAL):

Name of Beneficiary (Print or Type)

Relationship: __________

Authority - You are hereby authorized to develop and supervise the company's business in conformity with the rules and regulations of the Company. You shall recruit and recommend for appointment by the Company individuals and agencies qualified and experienced in life insurance sales and service as agents. You shall train and supervise such agents in accordance with the standards of the company and the requirements of the state or states in which they function for the Company. You acknowledge that all agents in your hierarchy are independent contractors of the company and, at a subagent's election or at the sole discretion of the Company can be transferred by the Company in accordance with the Company's transfer rules.

You shall solicit applications for ordinary life insurance and annuities to be issued by the Company and submit such applications received to the Company, provided that you are properly licensed as required by any governmental authority applicable to you. You shall deliver policies issued by the company, collect the first premium therefor, transmit all collections immediately to the Company, and make every effort to maintain in force all policies issued by the Company.

You shall at all times comply with the rules and regulations of the Company pertaining to underwriting practices, acceptance of risks, delivery of policies, and all other areas of conduct of the Company's business. The relationship between the Company and you created by this Agreement is that of an independent contractor, and nothing in this Agreement shall be construed as creating the relationship of employer and employee between the Company and you. Neither you nor your employees nor agents shall be deemed to be the employee or servant of the company. You shall not be a full-time insurance agent as defined by the Federal Social Security Law. None of the benefits provided by the Company to it employees, including, but not limited to, worker' compensation insurance and unemployment insurance a available to you, your employees or agents. If traini courses, sales methods and material or similar aids a services are extended or made available to you, it is agreed that their purpose and effect shall not be to give the Comp control over your time or direction, but only to assist yo your business.

Licensing of agents shall be in compliance with the sta and regulatory requirements of the Departments of Ins


AMERICAN
EQUITY INVESTMENT LIFE
INSURANCE COMPANY

August 23, 2004

Robert Tonachio
615 River Road
Kingston, TN 37763

Dear Robert Tonachio,

We have big news at American Equity! We just implemented a HUGE commission increase making our already competitive products unbeatable! **HOW DOES 1.5% and 2.0% SPREADS SOUND?!** The benefactors of most commission increases are typically the individual producers, as the marketing company's spreads continue to get squeezed.

American Equity is reversing this trend by taking extra measures to ensure our marketing organizations participate as well. After all, you provide the lifeblood to our company by bringing new producing agents. This philosophy started with the introduction of our Integrity Series – Gold Edition. Here's a brief recap of our commissions after the new commission increase:

	MGA-10	RMO-14 (You)	Spread
Future Gold (Index-28)	12%	13.5%	1.5%
Bonus Gold (Index-I-05)	8%	10%	2%
Premier Gold (Index-26)	8.5%	10%	1.5%
Millennium Gold (Index-29)	8%	10%	2%

For a complete set of commission schedules, please call Marketing Support at 1-888-647-1371 or visit our website at www.american-equity.com.

American Equity is serious about production and we are committed to earning yours. Thank you for the opportunity.

Sincerely,

Ron Grensteiner

Ronald J. Grensteiner, CLU
Senior Vice President, National Marketing Director

P.O. Box 71216 • Des Moines, IA 50325 • Phone (515) 221-0002 • 1 (888) 221-1234 • Fax (515) 221-9947
www.american-equity.com

United States
Securities and Exchange Commission
Washington, DC 20549

File No. 24-10142

AMENDMENT #4
FORM 1-A

EXHIBIT VOLUME #2

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ROBERT JAMES & ASSOCIATES, INC.
(Exact name of Issuer as specified in its charter)

Robert J. Tonachio, President
615 River Road
Kingston, Tennessee 37763
865/376-4925

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

Exhibit 6.1

AmerUS Life Insurance Company

MultiChoice Annuity Marketing Group
Licensing & Contracting
Fax-641-755-2507

AmerUs Agent Appointment Cover Page

Date: 1 / 3 / 20 07

Time: ____________ EST AM / PM Page 1 of ______

From: KIM EZELL
Agency: ROBERT J. TONACHIO #A0042

Phone: 865.376.4925 E-Mail: rjaadmin@bellsouth.net

Companies to be appointed with: ☐ AmerUs Life ☐ Indianapolis Life ☐ SPL

Hierarchy is as follows: Agent: Ligia Level E Under: ______________ Under Tonachio

Attached are the following forms:

☐ Contract Transmittal

☐ Producer Contract Application

☐ Consumer Report Authorization

☐ AmerUs Annuity Commission Insert ☐ Indy Life Commission Insert

INDIANAPOLIS LIFE

An AMERUS Company

Indianapolis Life Insurance Company
P.O. Box 14590
Des Moines, IA 50309-3590

Assignment of Commissions Agreement

THIS ASSIGNMENT OF COMMISSIONS AGREEMENT (the "Assignment"), is made as of this 27th day of December 2006 by and between Anthony J. Liga - Assoc. Inc. (the "Assignor"), residing at P.O. Box 20095, Sarasota FL 34276 ______ (the "Assignee"), located at ______ , and Indianapolis Life Insurance Company (the "Company") located at ______

WHEREAS, Assignor is a party to a contract with the Company dated as of ______ ("Agent's Contract"), whereby Assignor solicits applications for insurance policies ("Applications") that are underwritten by the Company, pursuant to which the Company agrees to pay first-year commissions when policies resulting from those applications solicited by Assignor are issued and renewal commissions when renewal premiums are paid by the policyholders on the policies;

WHEREAS, Assignor has an agreement in place with Assignee ("Engagement Agreement") whereby Assignor has entered into a working relationship with Assignee and has agreed to assign to Assignee all first-year and renewal commissions and all other amounts (collectively "Commissions") accruing to Assignor under the Agent's Contract, and Assignee has agreed to retain Assignor's services with respect to insurance sales and compensate Assignor for such services;

NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, the parties hereto agree as follows:

1. Assignor hereby assigns to Assignee all of Assignor's right, title and interest in and to all Commissions.
2. Assignee hereby accepts the assignment of all of Assignor's right, title and interest in and to the Commissions.
3. Assignor hereby directs the Company to pay all amounts assigned hereunder directly and solely to Assignee and specifically agrees that such payment will discharge the Company's obligation as set out in the Agent's Contract or the Assignment to make such payments and will release the Company from any and all liability to make such payments.
4. Where applicable, the Assignee agrees to be responsible for the withholding of all Federal, state and local taxes, and any social security or unemployment taxes due and owing with respect to the Commissions arising out of or relating to this Assignment.
5. This Assignment shall be effective for all Applications submitted to the Company on or after the date hereof, but shall have no effect on Commissions due on or paid for Applications submitted prior to such date. Upon termination of this Assignment, all Commissions not yet credited or paid to Assignee shall revert to Assignor.
6. This Assignment shall be subject to the terms and conditions of the Agent's Contract and to any present or future claim of the Company, including but not limited to i) any indebtedness of Assignor to the Company and/or ii) any charges made or fees assessed against Assignor by the Company.
7. Assignor and Assignee hereby indemnify in full and hold harmless the Company and its officers and employees from any liability which may arise by virtue of any actions the Company or its officers or employees may take pursuant to this Assignment
8. Neither Assignor nor Assignee shall have the right to assign this Assignment without the prior written consent of the Company, and any purported assignment without such consent shall be null and void and of no force and effect. All representations, warranties, covenants, powers and rights herein contained shall be binding upon, and inure to the benefit of, Assignor, Assignee and the Company and their respective successors and permitted assigns.
9. This Assignment shall terminate upon the occurrence of one or more of the following events: (a) termination of the Engagement Agreement; (b) dissolution of Assignee; (c) change in Assignor's status from an individual to a corporate or other legal entity; (d) change in Assignee's name or form of operation; and (e) mutual assent. In each of the forgoing instances, Assignee and the Company must properly execute a "Termination of Assignment of Commissions Agreement" form for the termination to be effective.
10. This Assignment may be executed, acknowledged and delivered in any number of counterparts and each such counterpart shall constitute an original, but together such counterparts shall constitute only one instrument.
11. The terms of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Indiana.

IN WITNESS WHEREOF, the parties have caused this Assignment to be executed this ____ day of ______, 20____, by their duly authorized representatives.

Date: 12-27-06

Name: Anthony J. Liga & Associates Inc.
Assignor

[signature]
Assignee
Assignee's Tax ID No. ______

Date: ______

By: ______
Name: ______
Title: ______

Indianapolis Life Insurance Company

Date: ______

By: ______
Name: ______
Title: ______

61467 4/04

INDIANAPOLIS LIFE
An AMERUS Company

BANKERS LIFE OF NY
An AMERUS Company

AMERUS Life

Indianapolis Life Insurance Company
Licensing and Contracting
P.O. Box 14590
Des Moines, IA 50306-3590
800/800-9882
515/557-2669 Fax

Bankers Life Insurance Company of NY
65 Froehlich Farm Blvd.
Woodbury, NY 11797-9847
888/900-9543
516/390-7435 Fax

AmerUs Life Insurance Company
Licensing and Contracting
P.O. Box 1555
Des Moines, IA 50306-1555
800/800-9882
515/557-2669 Fax

Consumer Report Authorization

Authorization and Release for Use of Consumer Reports

In making this application for an Producer's Contr ct, I understand that a credit report and consumer investigation may be prepared. I understand that such reports may be prepared whereby information about me is obtained through personal interviews with neighbors, friends, or others with whom I am acquainted. These reports include information as to my character, reputation, personal characteristics, and mode of living. I understand that I have the right to make a written request within a reasonable period of time to receive additional detailed information about the nature and scope of any investigation performed in preparing such reports. The Vector Insurance network will be checked for any reported outstanding producer debt with previous employers. I hereby authorize AmerUs Life, Bankers Life Insurance Company of NY, and Indianapolis Life to procure a credit report and/or consumer investigative report, and release it from all liability in connection from procuring and using such reports. This authorization and release, in original or copy, shall be valid for this and any other reports or updates.

For California, Minnesota, and Oklahoma Residents Only

Pursuant to the laws and regulations of the states of California, Minnesota, and Oklahoma, you are hereby notified that a consumer credit report will be obtained through Professional Resource Screening, P. O. Box 5130, Concord, CA 94524, in connection with this application. The Vector Insurance Network will be checked for any reported outstanding debt with previous employers. Please indicate below whether or not you wish to receive at no charge to you a copy of this report. ☐ Yes ☐ No

Date: 12-27-06

Signature of Producer: [signature]

Social Security Number: *** FISMA & OMB Memorandum M-07-16 ***

Printed Name: Anthony J. Lica



Have you, the corporation, or any officer, director, or employee of the corporation:

a. Are you presently or have you ever been contracted with AmerUs Life, Indianapolis Life, or Bankers Life of New York? .... ☒ Yes ☐ No

If you answered yes to the above question, please provide producer code and details including states licensed in FLORIDA (AMERUS)

(Please include copy(ies) of license(s) & Non-Resident Fees)

b. Do you have any new business pending? .... ☐ Yes ☒ No

If you answered yes to the above question, please include client's name, the date application was signed and the state application was signed in

c. Do you presently have Error's & Omissions coverage? ☒ Yes ☐ No. If yes, provide Carrier and Policy number Quanta Specialty Lines Ins. Co.

Attach carrier declaration page

d. Ever been subject to any claims resulting in payment by your E & O carrier? .... ☐ Yes ☒ No

e. Do you hold a Securities License; if so who is your broker/dealer?

f. Has your insurance license ever been revoked? .... ☐ Yes ☒ No

g. Ever been discharged from any employment or had an insurance producer contract terminated for reasons other than low production? ☐ Yes ☒ No

h. Ever plead guilty or Nolo Contendre (no contest) to or been convicted of any offense other than a minor traffic violation: .... ☐ Yes ☒ No

i. Have you; the corporation; any officer, director, or employee of the corporation; or any company or agency represented by either you or the corporation been sued because of any allegation of wrongdoing as an insurance producer? .... ☐ Yes ☒ No

j. Is your or the corporation's commission account with any other insurer in a negative position or in dispute, or have either of you been sued by an insurer to recover commissions or other amounts? .... ☐ Yes ☒ No

k. Have you ever been sued or subjected to regulatory inquiry or action as a result of any activity relating to the promotion or sale of securities or other investments? .... ☐ Yes ☒ No

l. Have you filed for bankruptcy in the last 7 years? .... ☒ Yes ☐ No

m. If you answered yes to any of the above questions, please provide an explanation for each. (Attach a separate sheet if necessary).

DECLARED BANKRUPTCY CH. 13 IN 2000 RELEASED 2004

AUTHORIZATION AGREEMENT FOR AUTOMATIC DEPOSIT (ATTACH VOIDED CHECK)

I hereby authorize AmerUs Life, Bankers Life, Indianapolis Life, and the financial institution named below to initiate credit entries to my account and to reverse any entries made in error. I understand that the company will give me prior notice of any such reversal.

Depositor Name Anthony J. Lisa Assoc. Inc. Bank Transit ABA Number 063114629

Account Number 11006463

This authorization is to remain in full force and effect until AmerUs Life, Bankers Life, or Indianapolis Life has written notification from me of its termination in such time and in such manner as to afford AmerUs Life, Bankers Life, or Indianapolis Life a reasonable opportunity to act on it. **Note:** In order to be set up for Automatic Deposit, a void check or other document that shows your bank ABA number and account number must be attached.

Taxpayer Identification Number (TIN)

Enter your taxpayer identification number or social security number *** FISMA & OMB Memorandum M-07-16 ***

Certification - Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and:
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

PRODUCER AGREEMENT

By my signature below, I hereby acknowledge I have read the attached copy of the AmerUs Life, Bankers Life Insurance Company of NY, or Indianapolis Life Contract and I understand this Application will form and become a part of my Contract. I agree that, upon approval of this Application, my signature below will be deemed my signature on the attached Contract. I agree to be bound by all of the terms and conditions of the attached Contract including any schedules, supplements or amendments. I agree not to solicit business until I receive notification from the Insurer that my Application has been approved and that I am authorized to do so. I understand and agree that, if appointed, any misrepresentation of facts herein provided will be grounds for termination of the Contract at the sole discretion of the Insurer.

Producer Signature [signature] Date 12-27-06

If signing on behalf of a corporation, please specify officer title.

610101203022

BOB TONACHIO
ROBERT JAMES & ASSOC
615 RIVER ROAD
KINGSTON, TN 37763

Sun Life Financial™

General Agent under Master General Agent Agreement
Keyport Life Insurance Company

1. Instructions

Please execute two copies of this Agreement by providing the signature of an authorized officer. Please retain one copy for your records.

IMPORTANT: Please fax or mail one copy of this agreement to:

Sun Life Financial
Keyport ..Licensing Department
P.O. Box 9133
Wellesley Hills, MA 02481
Fax Number: 401-334-8425

In addition, please be aware that each agent requesting an appointment with Keyport Life Insurance Company will need to complete the License/Appointment Data Sheet.

2. General Information

Please PRINT clearly.

Name of Co-Master General Agent (if applicable)			
Name of General Agent: ANTHONY J. LIGA & ASSOCIATES INC.			
Address: P.O. BOX 20095			
City: SARASOTA	County: SARASOTA	State: FL	Zip: 34276
I.R.S. Number: 01-0754733	Business Phone Number: 941-356-7666		

3. License Information

Please attach a copy of current licenses.

Qualified to sell Life or Life and Variable in the following states:

FLORIDA

4. Personnel Contacts (if applicable)

Licensing	Telephone

5. Policy Delivery Information

Policies sold by the firm should should be sent to:

☐ Home Office ☒ Agent of Record ☐ Participant/Owner

If left blank, policies will be mailed to the Agent of Record.

appointments. General Agent agrees to immediately notify Keyport of such an occurrence. Only provisions 4, 7, 9, and 11 shall continue in force after any termination. Upon termination no further compensation shall be due or paid to General Agent unless the Compensation Schedule expressly provides otherwise.

11. This Agreement, or any compensation due hereunder, may not be assigned by General Agent except with the prior written consent of Keyport. This Agreement shall be construed in accordance with the laws of the Commonwealth of Massachusetts.

Limitations on Authority

General Agent under Master General Agent shall have only the authority expressly granted in this Agreement and agrees not to:

a. endorse, deposit, cash, or otherwise negotiate any check drawn to Keyport's order, or to open any bank account in Keyport's name, or to sign Keyport's name in any circumstances, or to have any checks or promissory notes printed with "Keyport Life Insurance Company" thereon.

b. endorse, deposit, cash or otherwise negotiate any check drawn by Keyport to the order of any payee other than the agent.

c. place Keyport under any legal obligation which is not within the express authority granted by Keyport in the General Agency Agreement, or elsewhere in writing.

d. accept risks of any kind, to make, modify or discharge contracts, to extend the time for paying the premium, to waive forfeitures or any of Keyport's rights or requirements, to bind Keyport by any statement, promise or representation; to agree with any applicant to any extra premium for extra risks or to collect any moneys other than as may be provided in the General Agency Agreement.

e. advertise or publicize Keyport's name by using it in any advertising or publicity medium, including newspapers, magazines, television or radio broadcasts, or other means unless the content of such advertising or publicity has first been submitted to, and approved and authorized by Keyport in writing.

f. sign as a witness to any person's signature on any application or other paper relating to the company's business (such as health certificates, amendments, questionnaires, etc.) unless that signature is written in the agent's presence.

g. sign the name of another person, such as an applicant, insured, policyowner, beneficiary, assignee or otherwise, whether or not such person consents thereto.

h. keep custody of a policy, other than a policy on the agent or a member of the agent's family, for a period longer than is necessary for purposes of analysis, record organization and review for servicing (rather, all policies and contracts must be delivered to the respective owner in an expedient manner and in conformance with applicable law).

i. be the assignee, owner or beneficiary of any policy issued by Keyport, other than a policy on the agent or on a member of the agent's family.

j. represent Keyport in any manner whatsoever before any State Insurance Department, or official thereof, or any Governmental Agency; such matters must be submitted to the home office for the attention of a Keyport officer. and

k. affix stamps or labels on policies, policy envelopes or literature of Keyport in such a way as to obliterate or modify in any way the printed matter thereon.

BOB TONACHIO
ROBERT JAMES & ASSOC
615 RIVER ROAD
KINGSTON, TN 37763

Keyport Life Insurance Company **James Lemkin**
Authorized Officer X [signature]
Title **Administrative Services Officer**

Name of General Agent Anthony J. Lica Associates Inc.	
Authorized Officer [signature]	
Title President	Date (m/d/y) 9-22-03

BOB TONACHIO
ROBERT JAMES & ASSOC
615 RIVER ROAD
KINGSTON, TN 37763

Sun Life Financial

License/Appointment Data Sheet

Keyport Life Insurance Company

1. Instructions

To sell Keyport Life Insurance Company Fixed and Variable Annuities products an Agent/Broker must first be properly licensed and then appointed by Keyport Life Insurance Company, a member of the Sun Life Financial group of companies. This form is designed to help expedite this process.

I would like to sell the following Keyport Life Insurance Company products:

Please check appropriate box(es).

☒ Fixed annuities ☐ Variable annuities

in the states of:

Please attach a copy of the state insurance licenses for which you are requesting an appointment.

FLORIDA

NOTE: This application for licensing/appointment will only be processed if the General Agent and/or Broker/Dealer with whom you are affiliated has signed and returned a Keyport selling agreement and complied with applicable corporate licensing requirements.

IMPORTANT: When completed, please mail or fax to:

Sun Life Financial
Keyport – Licensing Department
P.O. Box 9133
Wellesley Hills, MA 02481

Fax Number: 401-334-8425

For more information or assistance, please call 1-800-367-3653 prompt #3 twice.

2. Personal Data

Please PRINT clearly.

Name	☒ Male ☐ Female	Social Security Number
ANTHONY J. LICA DBA ANTHONY J. LICA ASSOCIATES INC	Male	** FISMA & OMB Memorandum M-07-16 **
General Agency/Broker Dealer		
Business Address		
P.O. BOX 20095 - SARASOTA, FL 34276		
Residence Address		
7405 HEMLOCK LANE - SARASOTA, FL 34241		
Business Phone	Residence Phone	Date of Birth (m/d/y)
941-356-7666	941-927-2240	1-15-1947

Have you ever had any license (other than Driver's license) canceled, refused, suspended, restricted, or revoked? ☐ Yes ☒ No

If "Yes," please provide details.

Have you ever been convicted of or pled guilty or nolo contendere ("No Contest") to: (1) any felony; or (2) any crime involving insurance or investments, fraud, dishonesty, false statements or omissions, wrongful taking of property, or forgery; or (3) a violation of any federal law? ☐ Yes ☒ No

If "Yes," please provide details.

Are you a registered representative? ☒ Yes ☐ No

If "No," please read and sign Section 2 on Page 2 and return it with this form.

Is this a request for Keyport Life Insurance Company to sponsor your resident license application? ☐ Yes ☒ No

If "Yes," please read and sign Section 2 on page 2 and return it with this form.



FLORIDA DEPA[illegible]

IS LICENSED TO TRANSACT THE
FOLLOWING CLASSES OF INSURANCE
Life & Variable Annuity
Life, Variable Annuity & Health
Life & Health
Gen. Lines (Prop. & Cas. Ins.)
Health

ISSUED: 07/[illegible]
709460

2. Personal Data

Please PRINT clearly.

Name		☒ Male ☐ Female	Social Security Number
ANTHONY J. LIGA DBA ANTHONY J. LIGA & ASSOCIATES, INC			*** FISMA & OMB Memorandum M-07-16 ***
General Agency/Broker Dealer: Anthony J Liga			
Business Address: P.O. Box 20095 - SARASOTA, FL 34276			
Residence Address: 7405 HEMLOCK LANE - SARASOTA, FL 34241			
Business Phone: 941-356-7666	Residence Phone: 941-927-2346		Date of Birth (m/d/y): 1-15-1947

Have you ever had any license (other than Driver's license) canceled, refused, suspended, restricted, or revoked? ☐ Yes ☒ No

If "Yes," please provide details.

Have you ever been convicted of or pled guilty or nolo contendere ("No Contest") to: (1) any felony; or (2) any crime involving insurance or investments, fraud, dishonesty, false statements or omissions, wrongful taking of property, or forgery; or (3) a violation of any federal law? ☐ Yes ☒ No

If "Yes," please provide details.

Are you a registered representative? ☒ Yes ☐ No
If "No," please read and sign Section 2 on Page 2 and return it with this form.

Is this a request for Keyport Life Insurance Company to sponsor your resident license application? ☐ Yes ☒ No
If "Yes," please read and sign Section 2 on page 2 and return it with this form.

License/Appointment Data Sheet

1. Investigative Consumer Report Release Form; Broker Background Check

In connection with my contracting and/or appointment as an insurance broker with Keyport Life Insurance Company, and/or any of its affiliated companies, ("the Company"), I understand that the Company will obtain an investigative consumer report on me. The Company may also obtain updates to this investigative consumer report from time to time. This background inquiry will include, among other things, reviews of companies I have associated with, former supervisors, consumer credit, criminal convictions, motor vehicle records, court records, and insurance department files. It will also include information as to my character, work habits, performance and experience along with reasons for leaving previous employers. Further I understand the Company may be requesting information from various Federal, State, and other agencies which maintain records concerning my past activities relating to my driving, credit, criminal, civil and other experiences and those of any business entity with which I have been associated. I understand that upon written request I will be given a list of the areas which will be researched and included in the investigative consumer report into my background.

I authorize any party or agency contacted by the Company, its representatives, or a consumer reporting agency with which it has contracted for services, to furnish the above-mentioned information directly to the Company, its representatives or the consumer reporting agency, and to rely on a copy of this release as if it were the original. I hereby consent to the Company or its representatives obtaining the above information directly from me or from any source. I have and understand the summary of my rights under the federal Fair Credit Reporting Act located at www.ftc.gov/os/statutes/fcra.htm.

California Residents: I acknowledge reviewing the summary of Section 1786.22 of the California Investigation Consumer Reporting Agencies Act at www.privacyprotection.ca.gov outlining my rights under California law in connection with the investigative consumer report. Pursuant to the California Investigation Consumer Reporting Agencies Act, you have a right to request a copy of the investigative consumer report from the following agency:

Business Information Group, Inc.
P.O. Box 130
Southampton, PA 18966
(Tel. 800-260-1680)

Do you wish to have a copy of the report sent to you by the Company? .... ☐ Yes ☒ No

Name	Drivers License Number
Anthony J. Lica DBA. Anthony J. Lica & Assoc. Inc.	L200-010-47-015
Signature	**Date (m/d/y)**
[signature]	1-15-1947

BOB TONACHIO
ROBERT JAMES & ASSOC
615 RIVER ROAD
KINGSTON, TN 37763

appointments. General Agent agrees to immediately notify Keyport of such an occurrence. Only provisions 4, 7, 9, and 11 shall continue in force after any termination. Upon termination no further compensation shall be due or paid to General Agent unless the Compensation Schedule expressly provides otherwise.

11. This Agreement, or any compensation due hereunder, may not be assigned by General Agent except with the prior written consent of Keyport. This Agreement shall be construed in accordance with the laws of the Commonwealth of Massachusetts.

Limitations on Authority

General Agent under Master General Agent shall have only the authority expressly granted in this Agreement and agrees not to:

a. endorse, deposit, cash, or otherwise negotiate any check drawn to Keyport's order, or to open any bank account in Keyport's name, or to sign Keyport's name in any circumstances, or to have any checks or promissory notes printed with "Keyport Life Insurance Company" thereon.

b. endorse, deposit, cash or otherwise negotiate any check drawn by Keyport to the order of any payee other than the agent.

c. place Keyport under any legal obligation which is not within the express authority granted by Keyport in the General Agency Agreement, or elsewhere in writing.

d. accept risks of any kind, to make, modify or discharge contracts, to extend the time for paying the premium, to waive forfeitures or any of Keyport's rights or requirements, to bind Keyport by any statement, promise or representation; to agree with any applicant to any extra premium for extra risks or to collect any moneys other than as may be provided in the General Agency Agreement.

e. advertise or publicize Keyport's name by using it in any advertising or publicity medium, including newspapers, magazines, television or radio broadcasts, or other means unless the content of such advertising or publicity has first been submitted to, and approved and authorized by Keyport in writing.

f. sign as a witness to any person's signature on any application or other paper relating to the company's business (such as health certificates, amendments, questionnaires, etc.) unless that signature is written in the agent's presence.

g. sign the name of another person, such as an applicant, insured, policyowner, beneficiary, assignee or otherwise, whether or not such person consents thereto.

h. keep custody of a policy, other than a policy on the agent or a member of the agent's family, for a period longer than is necessary for purposes of analysis, record organization and review for servicing (rather, all policies and contracts must be delivered to the respective owner in an expedient manner and in conformance with applicable law).

i. be the assignee, owner or beneficiary of any policy issued by Keyport, other than a policy on the agent or on a member of the agent's family.

j. represent Keyport in any manner whatsoever before any State Insurance Department, or official thereof, or any Governmental Agency; such matters must be submitted to the home office for the attention of a Keyport officer, and

k. affix stamps or labels on policies, policy envelopes or literature of Keyport in such a way as to obliterate or modify in any way the printed matter thereon.

BOB TONACHIO
ROBERT JAMES & ASSOC
615 RIVER ROAD
KINGSTON, TN 37763

Keyport Life Insurance Company James Lemkin
Authorized Officer X [signature]
Title Administrative Services Officer

Name of General Agent Anthony J. Lica Associates Inc.	
Authorized Officer [signature]	
Title President	Date (m/d/y) 9-22-03

General Agent under Master General Agent Agreement

General Agency Agreement between Keyport Life Insurance Company ("Keyport"), a member of the Sun Life Financial group of companies, and

Please PRINT clearly.

General Agent
ANTHONY J. LISA & ASSOCIATES INC.

Keyport and General Agent agree as follows:

1. General Agent desires to enter into an agency agreement with Keyport and to have its Agents appointed as agents of Keyport for the purpose of selling insurance or annuity plans (hereafter "Contracts") for which a compensation schedule is attached to this Agreement. Agents may not be associated with any NASD-registered Broker/Dealer that has offices either nationally or regionally. General Agent shall not sell Contracts at or through Savings and Loan Associations, Saving Banks, Credit Unions, Commercial Banks or other Banks.
2. General Agent will select persons, who are to be appointed as Agents of General Agent and as agents of Keyport, to solicit applications for the Contracts in conformance with all applicable laws. The appointment of any Agent is subject to the approval of Keyport.
3. All solicitations for the Contracts will be made only by duly authorized Agents who possess the required licenses and appointments and are soliciting sales of the Contract in a state where Keyport is authorized to sell such Contracts. General Agent will pay such compensation only to such Agents. Continued solicitation for the Contracts shall be contingent upon the continuing qualification of such Agents by possession of the required licenses and appointments.
4. General Agent shall have the responsibility to supervise all Agents appointed under this agreement and shall indemnify and hold Keyport harmless from any damage or expenses incurred by Keyport on account of any act by General Agent and its Agents in connection with the solicitation of Contracts.
5. General Agent shall review all applications for the Contracts and promptly forward them to Keyport together with any purchase payments received with such applications without deduction for any compensation. Keyport has the right to reject any application for a Contract and return any purchase payment made in connection therewith.
6. General Agent will offer and sell the Contracts only in accordance with the terms and conditions of this Agreement and will make no representations not included in any supplemental material approved by Keyport. General Agent shall not use, or permit its Agents to use, sales material or advertising with regard to the Contracts or Keyport without the prior written approval of Keyport. Keyport provides neither standard sales literature nor direct sales support to General Agent and Agents. Such literature and support is the responsibility of the Master General Agent designated below.
7. General Agent is performing the acts covered by this Agreement in the capacity of independent contractor and not as an employee of Keyport. Keyport shall not be liable for any obligation, act or omission of General Agent or its Agents.
8. General Agent shall be paid compensation for the sale of Contracts as set forth in the attached Compensation Schedule(s). Keyport has the right to charge back any such compensation under the conditions stated in such Schedule(s). Any Compensation Schedule may be changed or replaced prospectively by Keyport as of a specified date, provided such date is at least 10 days after the date the change is mailed to General Agent's last known address. Any such change will apply only to Contracts issued on or after the effective date of the change.
9. Keyport may offset against any claim for the compensation herein any debts now due or which may become due Keyport from the General Agent, and such debts shall be a first lien against any compensation due the General Agent hereunder. The General Agent may not offset against such debts any compensation accrued or to accrue hereunder but not yet payable to the General Agent.
10. Provided the General Agent holds the requisite licenses and has been approved for appointment by Keyport, this agreement shall take effect as of the date specified on Page 3. It shall continue in force from year to year thereafter unless it is sooner terminated. This Agreement may be terminated for any reason by either party. Such termination will become effective 5 days after the mailing of the notice of termination to the other party's last known address. This agreement may also be terminated by Keyport for cause (violation of any of the terms of this Agreement); in which case the termination will become effective upon the mailing of a notice of termination to the General Agent's last known address. Failure of Keyport to terminate this Agreement upon knowledge of a cause shall not constitute a waiver of the right to terminate at a later time for such cause. This Agreement shall immediately terminate automatically if General Agent shall cease to possess the requisite licenses and


General Agent under
Master General Agent Agreement
Keyport Life Insurance Company

BOB TONACHIO
ROBERT JAMES & ASSOC
615 RIVER ROAD
KINGSTON, TN 37763

Sun Life Financial™

1. Instructions

Please execute two copies of this Agreement by providing the signature of an authorized officer. Please retain one copy for your records.

IMPORTANT: Please fax or mail one copy of this agreement to:

Sun Life Financial
Keyport ..Licensing Department
P.O. Box 9133
Wellesley Hills, MA 02481
Fax Number: 401-334-8425

In addition, please be aware that each agent requesting an appointment with Keyport Life Insurance Company will need to complete the License/Appointment Data Sheet.

2. General Information

Please PRINT clearly.

Robert Tonachio (Robert James + Associates) MGA

Name of Co-Master General Agent (if applicable): Nest Egg Solutions (Phil Sisco) Co MGA

Name of General Agent: Anthony J. Liga & Associates Inc.

Address: P.O. Box 20091

City	County	State	Zip
Sarasota	Sarasota	FL	34276

I.R.S. Number	Business Phone Number
01-0754733	941-356-7666

3. License Information

Please attach a copy of current licenses.

Qualified to sell Life or Life and Variable in the following states:

FLORIDA

4. Personnel Contacts (if applicable)

Licensing	Telephone

5. Policy Delivery Information

Policies sold by the firm should should be sent to:

☐ Home Office ☒ Agent of Record ☐ Participant/Owner

If left blank, policies will be mailed to the Agent of Record.

Form **W-9**
(Rev. December 1996)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give form to the requester. Do NOT send to the IRS.

Please print or type

Name (If a joint account or you changed your name, see **Specific Instructions** on page 2.)

Business name, if different from above. (See **Specific Instructions** on page 2.)
Anthony J. Liga & Associates Inc.

Check appropriate box: ☐ Individual/Sole proprietor ☒ Corporation ☐ Partnership ☐ Other ▶

Address (number, street, and apt. or suite no.)
P.O. Box 20095

Requester's name and address (optional)

City, state, and ZIP code
Stetson, FL 34276

Part I **Taxpayer Identification Number (TIN)**

List account number(s) here (optional)

Enter your TIN in the appropriate box. For individuals, this is your social security number (SSN). However, if you are a resident alien OR a sole proprietor, see the instructions on page 2. For other entities, it is your employer identification number (EIN). If you do not have a number, see **How To Get a TIN** on page 2.

Note: *If the account is in more than one name, see the chart on page 2 for guidelines on whose number to enter.*

Social security number
*** FISMA & OMB Memorandum M-07-16 ***

OR

Employer identification number
41-N 01 07 54 733

Part II **For Payees Exempt From Backup Withholding** (See the instructions on page 2.)
▶

Part III **Certification**

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), **and**
2. I am not subject to backup withholding because: **(a)** I am exempt from backup withholding, or **(b)** I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or **(c)** the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions.—You must cross out item **2** above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item **2** does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 2.)

Sign Here Signature ▶ [signature] Date ▶ 12-27-06

Purpose of Form.—A person who is required to file an information return with the IRS must get your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 to give your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are an exempt payee.

Note: *If a requester gives you a form other than a W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.*

What Is Backup Withholding?—Persons making certain payments to you must withhold and pay to the IRS 31% of such payments under certain conditions. This is called "backup withholding." Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

If you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return, payments you receive will not be subject to backup withholding. Payments you receive **will** be subject to backup withholding if:

1. You do not furnish your TIN to the requester, or
2. The IRS tells the requester that you furnished an incorrect TIN, or
3. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
4. You do not certify to the requester that you are not subject to backup withholding under 3 above (for reportable interest and dividend accounts opened after 1983 only), or
5. You do not certify your TIN when required. See the Part III instructions on page 2 for details.

Certain payees and payments are exempt from backup withholding. See the Part II instructions and the separate **Instructions for the Requester of Form W-9.**

Penalties

Failure To Furnish TIN.—If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding.—If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal Penalty for Falsifying Information.— Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs.—If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.

TO ! BOBBIE 865-376-2294

ACORD. CERTIFICATE OF INSURANCE

ISSUE DATE (MM/DD/YY) 3/6/03

Producer: Cal-Surance Associates, Inc
P.O. Box 1048
Orange, CA 92861

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW.

Insured: Agents of Legacy Marketing Group
Anthony J. Liga
P.O. Box 20095
7405 Hemlock Lane
Sarasota, FL 34241
FAX: 941-924-5289

COMPANIES AFFORDING COVERAGES

COMPANY LETTER	
A	Columbia Casualty Co.-A CNA Company
B	
C	
D	
E	

Coverages

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THE CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

CO LT	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE	POLICY EXPIRATION	LIMITS	
	GENERAL LIABILITY COMMERCIAL GENERAL LIABILITY CLAIMS MADE / OCCUR OWNER'S & CONTRACTOR'S PROT					
	AUTOMOBILE LIABILITY ANY AUTO ALL OWNED AUTOS SCHEDULED AUTOS HIRED AUTOS NON-OWNED AUTOS GARAGE LIABILITY				COMBINED SINGLE LIMIT	$
					BODILY INJURY (Per person)	$
					BODILY INJURY (Per Accident)	$
					PROPERTY DAMAGE	$
	EXCESS LIABILITY UMBRELLA FORM OTHER THAN UMBRELLA FORM				EACH OCCURRENCE	$
					AGGREGATE	$
	WORKER'S COMPENSATION & EMPLOYERS' LIABILITY				STATUTORY LIMITS	
					EACH ACCIDENT	$
					DISEASE POLICY LIMIT	$
					DISEASE EACH EMPLOYEE	$
A	OTHER [X] CLAIMS MADE AND REPORTED Description: Life Agents E&O Deductible	169846365	02/01/2003	02/01/2004	Description	Amount
					Annual Aggregate	$3,000,000.00
					Annual Policy Aggregate	$50,000,000.00
					Each Claim/Each Agent	$1,000,000.00

DESCRIPTION OF OPERATIONS/LOCATIONS/VEHICLES/SPECIAL ITEMS
The terms of the policy dictate that if the agent's contract terminates, coverage ceases that same date. Coverage applies to Life, A&H, Disability, Annuities, Variable Life Ins., Variable Annu.and SEC Reg. Mutual Funds. Deductible: -$0- Legacy Mkt. Group products & svcs., $1000 (Damages Only) on all other covered products & svcs. Sublimit of $250,000 Per Claim/$250,000 Agg. Per Ins. with $500,000 Total Policy Agg. RE: Ins. Co. Insolvency Claims.

Individual coverage effective date 02/01/2003

CERTIFICATE HOLDER
Anthony J. Liga
P.O. Box 20095
7405 Hemlock Lane
Sarasota, FL 34241

CANCELLATION
SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, THE ISSUING COMPANY WILL ENDEAVOR TO MAIL 0 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER NAMED TO THE LEFT, BUT FAILURE TO MAIL SUCH NOTICE SHALL IMPOSE NO OBLIGATION OR LIABILITY OF ANY KIND UPON THE COMPANY, ITS AGENTS OR REPRESENTATIVES.

AUTHORIZED REPRESENTATIVE [signature]

AMERUS Life

BANKERS LIFE OF NY An AMERUS Company

INDIANAPOLIS LIFE An AMERUS Company

Designate insurer to which you are applying

☐ AmerUs Life Insurance Company
Licensing and Contracting
P.O. Box 1555
Des Moines, IA 50306-1555
800/800-9882
800/531-0038 Fax

☐ Bankers Life Insurance Company of NY
65 Froehlich Farm Blvd.
Woodbury, NY 11797-9847
888/900-9543
516/390-7435 Fax

☐ Indianapolis Life Insurance Company
Licensing and Contracting
P.O. Box 14590
Des Moines, IA 50306-3590
800/800-9882
888/329-1329 Fax

Producer Contract Application

Bob Tonachio
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763
Fax: 865.376.2294

Name of Distribution ______

A copy of your current license must be submitted along with this form. All sub-licensees on corporate license must complete the producer information on this form.

PRODUCER INFORMATION

Last Name BOLINGER First Name LARRY Middle Initial E.

Date Of Birth 07-13-47 Social Security Number *FISMA & OMB Memorandum M-07-16 * Male X Female ______

Business Street Address 150 FOX ROAD County KNOX City KNOXVILLE

State TN ZIP 37922 Bus Phone 865-692-5222

Fax Number 865-692-2001 Email Address LBOLINGER CIS@COMCAST.NE

Residence Street Address 1011 CRAIGLAND COURT County KNOX City KNOXVILLE

State TN ZIP 37919 Residence Phone 865-602-7757

No. of years at current residence 3 YR.

Prior Residence Address 2805 BUFFAT MILL RD. County KNOX City KNOXVILLE

State TN ZIP 37917 No. of years at residence 15+ Designation(s) OWNER

CORPORATE INFORMATION *(Complete this section if commissions are to be paid to a corporation. Corporation must be licensed)*

Corporate Name ACIS, LLC. Tax I.D. Number 35-2283334

Name(s) on corporate license ACIS, LLC

Business Address 150 FOX ROAD (Street) KNOX (County) KNOXVILLE, (City) TN (State) 37922 (Zip)

OVERNIGHT DELIVERY ADDRESS

Address 150 FOX ROAD KNOXVILLE, TN 37922

RECRUITER INFORMATION

Recruiter Corporate or Individual Name BOB TONACHIO

Recruiter Phone 865-376-4925 Recruiter Fax 865-376-2294

Recruiter Number ______

COMPANY AFFILIATIONS

Company	From	To	Type of Contract	Current Status
OHIO CASUALTY	2006	2007	P&C	ACTIVE
NAT'L GRANGE MUTUAL	2006	2007	P&C	"
HANOVER INS	2006	2007	P&C	"
GREAT AMER.	2006	2007	P&C	"



INDIANAPOLIS LIFE
An AMERUS Company

BANKERS LIFE OF NY
An AMERUS Company

AMERUS Life

Indianapolis Life Insurance Company
Licensing and Contracting
P.O. Box 14590
Des Moines, IA 50306-3590
800/800-9882
888/329-1329 Fax

Bankers Life Insurance Company of NY
65 Froehlich Farm Blvd.
Woodbury, NY 11797-9847
888/900-9543
516/390-7435 Fax

AmerUs Life Insurance Company
Licensing and Contracting
P.O. Box 1555
Des Moines, IA 50306-1555
800/800-9882
800/531-0038 Fax

Consumer Report Authorization

Authorization and Release for Use of Consumer Reports

In making this application for an Producer's Contract, I understand that a credit report and consumer investigation may be prepared. I understand that such reports may be prepared whereby information about me is obtained through personal interviews with neighbors, friends, or others with whom I am acquainted. These reports include information as to my character, reputation, personal characteristics, and mode of living. I understand that I have the right to make a written request within a reasonable period of time to receive additional detailed information about the nature and scope of any investigation performed in preparing such reports. The Vector Insurance network will be checked for any reported outstanding producer debt with previous employers. I hereby authorize AmerUs Life, Bankers Life Insurance Company of NY, and Indianapolis Life to procure a credit report and/or consumer investigative report, and release it from all liability in connection from procuring and using such reports. This authorization and release, in original or copy, shall be valid for this and any other reports or updates.

For California, Minnesota, and Oklahoma Residents Only

Pursuant to the laws and regulations of the states of California, Minnesota, and Oklahoma, you are hereby notified that a consumer credit report will be obtained through Professional Resource Screening, P. O. Box 5130, Concord, CA 94524, in connection with this application. The Vector Insurance Network will be checked for any reported outstanding debt with previous employers. Please indicate below whether or not you wish to receive at no charge to you a copy of this report. ☐ Yes ☐ No

Date: ______________________ Signature of Producer: ______________________

~~Social Security~~ FIN# Number: 35-2283334 Printed Name: LARRY E BOLINGER



14030 7/04

Have you, the corporation, or any officer, director, or employee of the corporation:

a. Are you presently or have you ever been contracted with AmerUs Life, Indianapolis Life, or Bankers Life of New York? .... ☐ Yes ☒ No

If you answered yes to the above question, please provide producer code and details including states licensed in ______________________

(Please include copy(ies) of license(s) & Non-Resident Fees)

b. Do you have any new business pending? .... ☐ Yes ☒ No

If you answered yes to the above question, please include client's name, the date application was signed and the state application was signed in ______________________

c. Do you presently have Error's & Omissions coverage? ☒ Yes ☐ No. If yes, provide Carrier and Policy number ______________________

Attach carrier declaration page

d. Ever been subject to any claims resulting in payment by your E & O carrier? .... ☐ Yes ☒ No

e. Do you hold a Securities License; if so who is your broker/dealer? No

f. Has your insurance license ever been revoked? .... ☐ Yes ☒ No

g. Ever been discharged from any employment or had an insurance producer contract terminated for reasons other than low production? ☐ Yes ☒ No

h. Have you ever been convicted of a felony? .... ☐ Yes ☒ No

If yes, attach a separate explanation, which specifies the nature of the conviction, and when and where the conviction occurred.

If yes, have you obtained consent from the State Insurance Commissioner to work in the business of insurance? ☐ Yes (please attach copy) ☐ No

I also certify that, if appointed, I will report any future conviction of a felony to the company's Legal department within seventy-two (72) hours of conviction.

i. Have you; the corporation; any officer, director, or employee of the corporation; or any company or agency represented by either you or the corporation been sued because of any allegation of wrongdoing as an insurance producer? .... ☐ Yes ☒ No

j. Is your or the corporation's commission account with any other insurer in a negative position or in dispute, or have either of you been sued by an insurer to recover commissions or other amounts? .... ☐ Yes ☒ No

k. Have you ever been sued or subjected to regulatory inquiry or action as a result of any activity relating to the promotion or sale of securities or other investments? .... ☐ Yes ☒ No

l. Have you filed for bankruptcy in the last 7 years? .... ☐ Yes ☒ No

m. If you answered yes to any of the above questions, please provide an explanation for each. (Attach a separate sheet if necessary).

AUTHORIZATION AGREEMENT FOR AUTOMATIC DEPOSIT (ATTACH VOIDED CHECK)

I hereby authorize AmerUs Life, Bankers Life, Indianapolis Life, and the financial institution named below to initiate credit entries to my account and to reverse any entries made in error. I understand that the company will give me prior notice of any such reversal.

Depositor Name **See Attached EFT Information** Bank Transit ABA Number ______________________

Account Number **or Acknowledgement Letter**

This authorization is to remain in full force and effect until AmerUs Life, Bankers Life, or Indianapolis Life has written notification from me of its termination in such time and in such manner as to afford AmerUs Life, Bankers Life, or Indianapolis Life a reasonable opportunity to act on it. **Note:** In order to be set up for Automatic Deposit, a void check or other document that shows your bank ABA number and account number must be attached.

Taxpayer Identification Number (TIN)

Enter your taxpayer identification number or social security number 35-2283334

Certification - Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and:
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

PRODUCER AGREEMENT

By my signature below, I hereby acknowledge I have read the attached copy of the AmerUs Life, Bankers Life Insurance Company of NY, or Indianapolis Life Contract and I understand this Application will form and become a part of my Contract. I agree that, upon approval of this Application, my signature below will be deemed my signature on the attached Contract. I agree to be bound by all of the terms and conditions of the attached Contract including any schedules, supplements or amendments. I agree not to solicit business until I receive notification from the Insurer that my Application has been approved and that I am authorized to do so. I understand and agree that, if appointed, any misrepresentation of facts herein provided will be grounds for termination of the Contract at the sole discretion of the Insurer.

Producer Signature ______________________ Date ____________

If signing on behalf of a corporation, please specify officer title. ______________________

Bob Tonachio
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763
Fax: 865.376.2294


6410100080602



Contract Issue Age									
MultiChoice IncomeFive	Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
Ages 0 - 80	5.00%	0.00%	2.50%	3.00%	0.40%~	1.50%	1.80%	0.80%~	0.90%
Ages 81-85	3.75%	0.00%	1.88%	2.25%	0.30%	1.13%	1.35%	0.60%	0.68%
MultiChoice IncomeSeven	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0 - 80	6.50%	0.00%	3.25%	4.00%	0.50%	2.00%	2.50%	1.00%	1.25%
Ages 81-85	4.50%	0.00%	2.25%	2.75%	0.35%	1.38%	1.70%	0.70%	0.85%
MultiChoice IncomeTen	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0-75	10.50%	0.00%	5.25%	6.50%	0.80%	3.25%	5.50%	1.00%	2.75%
Ages 76-83	8.50%	0.00%	4.25%	5.00%	0.70%	2.50%	3.75%	1.00%	1.88%
MultiChoice IncomePlus	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0-75	10.50%	0.00%	5.25%	6.50%	0.80%	3.25%	5.50%	1.00%	2.75%
Ages 76-83	8.50%	0.00%	4.25%	5.00%	0.70%	2.50%	3.75%	1.00%	1.88%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000;								
Ages 0 - 75	8.00%	0.00%	6.00%	0.40%~	4.00%	0.80%~	1.30%	1.30%
Ages 76 - 80	7.00%	0.00%	5.00%	0.40%~	3.00%	0.80%~	1.15%	1.15%
Ages 81 - 85	6.00%	0.00%	4.00%	0.40%~	2.00%	0.80%~	1.00%	1.00%
Low Band (Premium $25,000-$99,999,								
Ages 0 - 75	7.35%	0.00%	5.35%	0.40%~	3.35%	0.80%~	1.10%	1.10%
Ages 76 - 80	6.35%	0.00%	4.35%	0.40%~	2.35%	0.80%~	0.95%	0.95%
Ages 81 - 85	5.35%	0.00%	3.35%	0.40%~	1.35%	0.80%~	0.80%	0.80%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	10.50%	0.00%	5.00%
UT	Year 1		Renewal (Years 2-5)
MultiChoice (10 yr)			
Ages 0 - 80	9.00%	0.00%	4.50%
WA	Year 1		Renewal (Years 2-5)
MultiChoice (10 yr)			
Ages 0 - 80	9.00%	0.00%	4.50%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	9.25%	0.00%	5.00%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	8.00%	0.00%	5.00%
MultiChoice (8 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	6.00%	0.00%	3.00%
Ages 81 - 84	4.50%	0.25%	1.50%
Age 85	3.00%	0.50%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	9.00%	0.00%	4.00%
Ages 76 - 80	7.00%	0.00%	2.75%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	11.00%	0.00%	5.00%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	11.00%	0.00%	5.00%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	11.00%	0.00%	5.00%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	9.30%	0.00%	4.40%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	7.80%	0.00%	3.65%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



Contract Issue Age	Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
MultiChoice IncomeFive	Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
Ages 0 - 80	4.63%	0.00%	2.31%	2.63%	0.40%~	1.33%	1.43%	0.80%~	0.71%
Ages 81-85	3.47%	0.00%	1.73%	1.97%	0.30%	0.98%	1.07%	0.60%	0.53%
MultiChoice IncomeSeven	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0 - 80	5.94%	0.00%	2.97%	3.44%	0.50%	1.72%	1.94%	1.00%	0.97%
Ages 81-85	4.13%	0.00%	2.06%	2.38%	0.35%	1.19%	1.33%	0.70%	0.66%
MultiChoice IncomeTen	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0-75	9.75%	0.00%	4.88%	5.75%	0.80%	2.88%	4.75%	1.00%	2.38%
Ages 76-83	7.94%	0.00%	3.97%	4.44%	0.70%	2.22%	3.09%	1.00%	1.55%
MultiChoice IncomePlus	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0-75	9.75%	0.00%	4.88%	5.75%	0.80%	2.88%	4.75%	1.00%	2.38%
Ages 76-83	7.94%	0.00%	3.97%	4.44%	0.70%	2.22%	3.09%	1.00%	1.55%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000,								
Ages 0 - 75	7.25%	0.00%	5.25%	0.40%~	3.25%	0.80%~	1.15%	1.15%
Ages 76 - 80	6.25%	0.00%	4.25%	0.40%~	2.25%	0.80%~	1.00%	1.00%
Ages 81 - 85	5.25%	0.00%	3.25%	0.40%~	1.25%	0.80%~	0.85%	0.85%
Low Band (Premium $25,000-$99,999,								
Ages 0 - 75	6.60%	0.00%	4.60%	0.40%~	2.60%	0.80%~	0.95%	0.95%
Ages 76 - 80	5.60%	0.00%	3.60%	0.40%~	1.60%	0.80%~	0.80%	0.80%
Ages 81 - 85	4.60%	0.00%	2.60%	0.40%~	0.60%	0.80%~	0.65%	0.65%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	9.75%	0.00%	4.63%
UT	Year 1		Renewal (Years 2-5)
MultiChoice (10 yr)			
Ages 0 - 80	8.25%	0.00%	4.13%
WA	Year 1		Renewal (Years 2-5)
MultiChoice (10 yr)			
Ages 0 - 80	8.25%	0.00%	4.13%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	8.50%	0.00%	4.63%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	7.25%	0.00%	4.63%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	5.25%	0.00%	2.63%
Ages 81 - 84	3.94%	0.22%	1.31%
Age 85	2.63%	0.44%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	8.25%	0.00%	3.63%
Ages 76 - 80	6.25%	0.00%	2.38%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	10.25%	0.00%	4.63%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	10.25%	0.00%	4.63%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	10.25%	0.00%	4.63%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	8.79%	0.00%	4.15%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	7.29%	0.00%	3.40%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



Regional Manager
Agent - Level E
Commission Insert

Contract	Issue Age									
MultiChoice IncomeFive		Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
	Ages 0 - 80	4.50%	0.00%	2.25%	2.50%	0.40%~	1.25%	1.30%	0.80%~	0.65%
	Ages 81-85	3.37%	0.00%	1.69%	1.87%	0.30%	0.94%	0.97%	0.60%	0.49%
MultiChoice IncomeSeven		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0 - 80	5.75%	0.00%	2.88%	3.25%	0.50%	1.63%	1.75%	1.00%	0.88%
	Ages 81-85	4.00%	0.00%	2.00%	2.25%	0.35%	1.13%	1.20%	0.70%	0.60%
MultiChoice IncomeTen		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0-75	9.50%	0.00%	4.75%	5.50%	0.80%	2.75%	4.50%	1.00%	2.25%
	Ages 76-83	7.75%	0.00%	3.88%	4.25%	0.70%	2.13%	2.88%	1.00%	1.44%
MultiChoice IncomePlus		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0-75	9.50%	0.00%	4.75%	5.50%	0.80%	2.75%	4.50%	1.00%	2.25%
	Ages 76-83	7.75%	0.00%	3.88%	4.25%	0.70%	2.13%	2.88%	1.00%	1.44%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000;								
Ages 0 - 75	7.10%	0.00%	5.10%	0.40%~	3.10%	0.80%~	1.10%	1.10%
Ages 76 - 80	6.10%	0.00%	4.10%	0.40%~	2.10%	0.80%~	0.95%	0.95%
Ages 81 - 85	5.10%	0.00%	3.10%	0.40%~	1.10%	0.80%~	0.80%	0.80%
Low Band (Premium $25,000-$99,999;								
Ages 0 - 75	6.45%	0.00%	4.45%	0.40%~	2.45%	0.80%~	0.90%	0.90%
Ages 76 - 80	5.45%	0.00%	3.45%	0.40%~	1.45%	0.80%~	0.75%	0.75%
Ages 81 - 85	4.45%	0.00%	2.45%	0.40%~	0.45%	0.80%~	0.60%	0.60%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium		% Account Value
MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	9.50%	0.00%	4.50%
UT	Year 1		Renewal (Years 2-5)
MultiChoice (10 yr)			
Ages 0 - 80	8.00%	0.00%	4.00%
WA	Year 1		Renewal (Years 2-5)
MultiChoice (10 yr)			
Ages 0 - 80	8.25%	0.00%	4.14%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	8.25%	0.00%	4.50%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	7.00%	0.00%	4.50%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	5.00%	0.00%	2.50%
Ages 81 - 84	3.75%	0.21%	1.25%
Age 85	2.50%	0.42%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	8.00%	0.00%	3.50%
Ages 76 - 80	6.00%	0.00%	2.25%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	10.00%	0.00%	4.50%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	10.00%	0.00%	4.50%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	10.00%	0.00%	4.50%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	8.62%	0.00%	4.06%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	7.12%	0.00%	3.31%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



Senior Manager
Agent - Level F
Commission Insert

Contract	Issue Age	Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
MultiChoice IncomeFive		Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
	Ages 0 - 80	4.38%	0.00%	2.19%	2.38%	0.40%~	1.19%	1.18%	0.80%	0.59%
	Ages 81-85	3.28%	0.00%	1.64%	1.78%	0.30%	0.89%	0.88%	0.60%	0.44%
MultiChoice IncomeSeven		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0 - 80	5.56%	0.00%	2.78%	3.06%	0.50%	1.53%	1.56%	1.00%	0.78%
	Ages 81-85	3.88%	0.00%	1.94%	2.13%	0.35%	1.06%	1.08%	0.70%	0.54%
MultiChoice IncomeTen		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0-75	9.25%	0.00%	4.63%	5.25%	0.80%	2.63%	4.25%	1.00%	2.13%
	Ages 76-83	7.56%	0.00%	3.78%	4.06%	0.70%	2.03%	2.66%	1.00%	1.33%
MultiChoice IncomePlus		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0-75	9.25%	0.00%	4.63%	5.25%	0.80%	2.63%	4.25%	1.00%	2.13%
	Ages 76-83	7.56%	0.00%	3.78%	4.06%	0.70%	2.03%	2.66%	1.00%	1.33%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000;								
Ages 0 - 75	6.95%	0.00%	4.95%	0.40%~	2.95%	0.80%~	1.05%	1.05%
Ages 76 - 80	5.95%	0.00%	3.95%	0.40%~	1.95%	0.80%~	0.90%	0.90%
Ages 81 - 85	4.95%	0.00%	2.95%	0.40%~	0.95%	0.80%~	0.75%	0.75%
Low Band (Premium $25,000-$99,999,								
Ages 0 - 75	6.30%	0.00%	4.30%	0.40%~	2.30%	0.80%~	0.85%	0.85%
Ages 76 - 80	5.30%	0.00%	3.30%	0.40%~	1.30%	0.80%~	0.70%	0.70%
Ages 81 - 85	4.30%	0.00%	2.30%	0.40%~	0.30%	0.80%~	0.55%	0.55%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

Contract	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	9.25%	0.00%	4.38%
UT MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	7.75%	0.00%	3.88%
WA MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	8.00%	0.00%	4.00%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	8.00%	0.00%	4.38%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	6.75%	0.00%	4.38%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	4.75%	0.00%	2.38%
Ages 81 - 84	3.56%	0.21%	1.19%
Age 85	2.38%	0.42%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	7.75%	0.00%	3.38%
Ages 76 - 80	5.75%	0.00%	2.13%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	9.75%	0.00%	4.38%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	9.75%	0.00%	4.38%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	9.75%	0.00%	4.38%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	8.45%	0.00%	3.98%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	6.95%	0.00%	3.23%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



Contract	Issue Age								
MultiChoice IncomeFive	Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
Ages 0 - 80	4.25%	0.00%	2.13%	2.25%	0.40%	1.13%	1.05%	0.80%~	0.53%
Ages 81-85	3.19%	0.00%	1.59%	1.69%	0.30%	0.84%	0.79%	0.60%	0.39%
MultiChoice IncomeSeven	Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-6	Option 3	Trail ^	Yrs 2-6
Ages 0 - 80	5.38%	0.00%	2.69%	2.88%	0.50%	1.44%	1.38%	1.00%	0.69%
Ages 81-85	3.75%	0.00%	1.88%	2.00%	0.35%	1.00%	0.95%	0.70%	0.48%
MultiChoice IncomeTen	Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-6	Option 3	Trail ^	Yrs 2-5
Ages 0-75	9.00%	0.00%	4.50%	5.00%	0.80%	2.50%	4.00%	1.00%	2.00%
Ages 76-83	7.38%	0.00%	3.69%	3.88%	0.70%	1.94%	2.44%	1.00%	1.22%
MultiChoice IncomePlus	Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-6	Option 3	Trail ^	Yrs 2-6
Ages 0-75	9.00%	0.00%	4.50%	5.00%	0.80%	2.50%	4.00%	1.00%	2.00%
Ages 76-83	7.38%	0.00%	3.69%	3.88%	0.70%	1.94%	2.44%	1.00%	1.22%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000;								
Ages 0 - 75	6.80%	0.00%	4.80%	0.40%~	2.80%	0.80%~	1.00%	1.00%
Ages 76 - 80	5.80%	0.00%	3.80%	0.40%~	1.80%	0.80%~	0.85%	0.85%
Ages 81 - 85	4.80%	0.00%	2.80%	0.40%~	0.80%	0.80%~	0.70%	0.70%
Low Band (Premium $25,000-$99,999,								
Ages 0 - 75	6.15%	0.00%	4.15%	0.40%~	2.15%	0.80%~	0.80%	0.80%
Ages 76 - 80	5.15%	0.00%	3.15%	0.40%~	1.15%	0.80%~	0.65%	0.65%
Ages 81 - 85	4.15%	0.00%	2.15%	0.40%~	0.15%	0.80%~	0.50%	0.50%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	9.00%	0.00%	4.25%
UT	Year 1		Renewal (Years 2-6)
MultiChoice (10 yr)			
Ages 0 - 80	7.50%	0.00%	3.75%
WA	Year 1		Renewal (Years 2-6)
MultiChoice (10 yr)			
Ages 0 - 80	7.75%	0.00%	3.88%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	7.75%	0.00%	4.25%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	6.50%	0.00%	4.25%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	4.50%	0.00%	2.25%
Ages 81 - 84	3.38%	0.19%	1.13%
Age 85	2.25%	0.38%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	7.50%	0.00%	3.25%
Ages 76 - 80	5.50%	0.00%	2.00%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	9.50%	0.00%	4.25%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	9.50%	0.00%	4.25%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	9.50%	0.00%	4.25%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	8.28%	0.00%	3.89%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	6.78%	0.00%	3.14%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

<u>Commission Adjustments</u>

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

<u>General Conditions</u>

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



Senior General Agent
Agent - Level H
Commission Insert

Contract / Issue Age									
MultiChoice IncomeFive	Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
Ages 0 - 80	4.13%	0.00%	2.06%	2.13%	0.40%~	1.06%	0.93%	0.80%~	0.46%
Ages 81-85	3.09%	0.00%	1.55%	1.59%	0.30%	0.80%	0.69%	0.60%	0.35%
MultiChoice IncomeSeven	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0 - 80	5.19%	0.00%	2.59%	2.69%	0.50%	1.34%	1.19%	1.00%	0.59%
Ages 81-85	3.63%	0.00%	1.81%	1.88%	0.35%	0.94%	0.83%	0.70%	0.41%
MultiChoice IncomeTen	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0-75	8.75%	0.00%	4.38%	4.75%	0.80%	2.38%	3.75%	1.00%	1.88%
Ages 76-83	7.19%	0.00%	3.59%	3.69%	0.70%	1.84%	2.22%	1.00%	1.11%
MultiChoice IncomePlus	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0-75	8.75%	0.00%	4.38%	4.75%	0.80%	2.38%	3.75%	1.00%	1.88%
Ages 76-83	7.19%	0.00%	3.59%	3.69%	0.70%	1.84%	2.22%	1.00%	-1.11%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000;								
Ages 0 - 75	6.65%	0.00%	4.65%	0.40%~	2.65%	0.80%~	0.95%	0.95%
Ages 76 - 80	5.65%	0.00%	3.65%	0.40%~	1.65%	0.80%~	0.80%	0.80%
Ages 81 - 85	4.65%	0.00%	2.65%	0.40%~	0.65%	0.80%~	0.65%	0.65%
Low Band (Premium $25,000-$99,999,								
Ages 0 - 75	6.05%	0.00%	4.05%	0.40%~	2.05%	0.80%~	0.75%	0.75%
Ages 76 - 80	5.05%	0.00%	3.05%	0.40%~	1.05%	0.80%~	0.60%	0.60%
Ages 81 - 85	4.05%	0.00%	2.05%	0.40%~	0.10%	0.80%~	0.45%	0.45%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	8.75%	0.00%	4.13%
UT MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	7.25%	0.00%	3.63%
WA MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	7.50%	0.00%	3.75%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	7.50%	0.00%	4.13%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	6.25%	0.00%	4.13%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	4.25%	0.00%	2.13%
Ages 81 - 84	3.19%	0.18%	1.06%
Age 85	2.13%	0.35%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-8)
Ages 0 - 75	7.25%	0.00%	3.13%
Ages 76 - 80	5.25%	0.00%	1.88%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	9.25%	0.00%	4.13%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	9.25%	0.00%	4.13%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	9.25%	0.00%	4.13%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	8.11%	0.00%	3.81%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	6.61%	0.00%	3.06%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



General Agent
Agent - Level I
Commission Insert

Contract / Issue Age	Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
MultiChoice IncomeFive									
Ages 0 - 80	4.00%	0.00%	2.00%	2.00%	0.40%~	1.00%	0.80%	0.80%~	0.40%
Ages 81-85	3.00%	0.00%	1.50%	1.50%	0.30%	0.75%	0.60%	0.60%	0.30%
MultiChoice IncomeSeven	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0 - 80	5.00%	0.00%	2.50%	2.50%	0.50%	1.25%	1.00%	1.00%	0.50%
Ages 81-85	3.50%	0.00%	1.75%	1.75%	0.35%	0.88%	0.70%	0.70%	0.35%
MultiChoice IncomeTen	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0-75	8.50%	0.00%	4.25%	4.50%	0.80%	2.25%	3.50%	1.00%	1.75%
Ages 76-83	7.00%	0.00%	3.50%	3.50%	0.70%	1.75%	2.00%	1.00%	1.00%
MultiChoice IncomePlus	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0-75	8.50%	0.00%	4.25%	4.50%	0.80%	2.25%	3.50%	1.00%	1.75%
Ages 76-83	7.00%	0.00%	3.50%	3.50%	0.70%	1.75%	2.00%	1.00%	1.00%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000;								
Ages 0 - 75	6.50%	0.00%	4.50%	0.40%~	2.50%	0.80%~	0.90%	0.90%
Ages 76 - 80	5.50%	0.00%	3.50%	0.40%~	1.50%	0.80%~	0.75%	0.75%
Ages 81 - 85	4.50%	0.00%	2.50%	0.40%~	0.50%	0.80%~	0.60%	0.60%
Low Band (Premium $25,000-$99,999,								
Ages 0 - 75	6.00%	0.00%	4.00%	0.40%~	2.00%	0.80%~	0.70%	0.70%
Ages 76 - 80	5.00%	0.00%	3.00%	0.40%~	1.00%	0.80%~	0.55%	0.55%
Ages 81 - 85	4.00%	0.00%	2.00%	0.40%~	0.05%	0.80%~	0.40%	0.40%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

Contract	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	8.50%	0.00%	4.00%
UT	Year 1		Renewal (Years 2-5)
MultiChoice (10 yr)			
Ages 0 - 80	7.00%	0.00%	3.50%
WA	Year 1		Renewal (Years 2-5)
MultiChoice (10 yr)			
Ages 0 - 80	7.50%	0.00%	3.75%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	7.25%	0.00%	4.00%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	6.00%	0.00%	4.00%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	4.00%	0.00%	2.00%
Ages 81 - 84	3.00%	0.17%	1.00%
Age 85	2.00%	0.33%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	7.00%	0.00%	3.00%
Ages 76 - 80	5.00%	0.00%	1.75%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	9.00%	0.00%	4.00%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	9.00%	0.00%	4.00%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	9.00%	0.00%	4.00%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	7.94%	0.00%	3.72%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	6.44%	0.00%	2.97%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



Contract	Issue Age									
MultiChoice IncomeFive		Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
	Ages 0 - 80	3.88%	0.00%	1.94%	1.88%	0.40%~	0.94%	0.74%	0.80%~	0.37%
	Ages 81-85	2.91%	0.00%	1.45%	1.41%	0.30%~	0.70%	0.55%	0.60%	0.28%
MultiChoice IncomeSeven		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0 - 80	4.81%	0.00%	2.41%	2.31%	0.50%	1.16%	0.91%	1.00%	0.45%
	Ages 81-85	3.38%	0.00%	1.69%	1.63%	0.35%	0.81%	0.64%	0.70%	0.32%
MultiChoice IncomeTen		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0-75	8.00%	0.00%	4.00%	4.25%	0.80%	2.13%	3.25%	1.00%	1.63%
	Ages 76-83	6.63%	0.00%	3.31%	3.31%	0.70%	1.66%	1.78%	1.00%	0.89%
MultiChoice IncomePlus		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0-75	8.00%	0.00%	4.00%	4.25%	0.80%	2.13%	3.25%	1.00%	1.63%
	Ages 76-83	6.63%	0.00%	3.31%	3.31%	0.70%	1.66%	1.78%	1.00%	0.89%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	6.35%	0.00%	4.35%	0.40%~	2.35%	0.80%~	0.85%	0.85%
Ages 76 - 80	5.35%	0.00%	3.35%	0.40%~	1.35%	0.80%~	0.70%	0.70%
Ages 81 - 85	4.35%	0.00%	2.35%	0.40%~	0.35%	0.80%~	0.55%	0.55%
Low Band (Premium $25,000-$99,999,								
Ages 0 - 75	5.85%	0.00%	3.85%	0.40%~	1.85%	0.80%~	0.65%	0.65%
Ages 76 - 80	4.85%	0.00%	2.85%	0.40%~	0.85%	0.80%~	0.50%	0.50%
Ages 81 - 85	3.85%	0.00%	1.85%	0.40%~	0.00%	0.80%~	0.35%	0.35%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

		Percent of Premium	% Account Value	
MultiChoice (10 yr)		Year 1		Renewal (Years 2-5)
	Ages 0 - 80	8.00%	0.00%	3.75%
UT MultiChoice (10 yr)		Year 1		Renewal (Years 2-5)
	Ages 0 - 80	6.50%	0.00%	3.25%
WA MultiChoice (10 yr)		Year 1		Renewal (Years 2-5)
	Ages 0 - 80	7.00%	0.00%	3.50%
MultiChoice II (10 yr)		Year 1		Renewal (Years 2-5)
	Ages 0 - 80	6.75%	0.00%	3.75%
MultiChoice IV (10 yr)		Year 1		Renewal (Years 2-5)
	Ages 0 - 80	5.50%	0.00%	3.75%
MultiChoice (6 yr)		Year 1		Renewal (Years 2-3)
	Ages 0 - 80	3.75%	0.00%	1.88%
	Ages 81 - 84	2.81%	0.16%	0.94%
	Age 85	1.88%	0.31%	0.00%
MultiChoice Bonus Master 8		Year 1		Renewal (Years 2-8)
	Ages 0 - 75	6.50%	0.00%	2.75%
	Ages 76 - 80	4.50%	0.00%	1.50%
MultiChoice Bonus Master 10		Year 1		Renewal (Years 2-7)
	Ages 0 - 75	8.50%	0.00%	3.75%
MultiChoice Bonus Plus		Year 1		Renewal (Years 2-7)
	Ages 0 - 79	8.50%	0.00%	3.75%
MultiChoice 7		Year 1		Renewal (Years 2-7)
	Ages 0 - 75	8.50%	0.00%	3.75%
MultiChoice Elite		Year 1		Renewal (Years 2-7)
	Ages 0 - 80	7.77%	0.00%	3.64%
MultiChoice Elite Plus		Year 1		Renewal (Years 2-7)
	Ages 0 - 80	6.27%	0.00%	2.89%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



Contract	Issue Age	Percent of Premium			Percent of Account Value*			Percent of Premium		
MultiChoice IncomeFive		Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
	Ages 0 - 80	3.75%	0.00%	1.88%	1.75%	0.40%~	0.87%	0.68%	0.80%~	0.34%
	Ages 81-85	2.81%	0.00%	1.41%	1.31%	0.30%	0.66%	0.51%	0.60%	0.25%
MultiChoice IncomeSeven		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0 - 80	4.63%	0.00%	2.31%	2.13%	0.50%	1.06%	0.81%	1.00%	0.41%
	Ages 81-85	3.25%	0.00%	1.63%	1.50%	0.35%	0.75%	0.58%	0.70%	0.29%
MultiChoice IncomeTen		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0-75	7.50%	0.00%	3.75%	4.00%	0.80%	2.00%	3.00%	1.00%	1.50%
	Ages 76-83	6.25%	0.00%	3.13%	3.13%	0.70%	1.56%	1.56%	1.00%	0.78%
MultiChoice IncomePlus		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0-75	7.50%	0.00%	3.75%	4.00%	0.80%	2.00%	3.00%	1.00%	1.50%
	Ages 76-83	6.25%	0.00%	3.13%	3.13%	0.70%	1.56%	1.56%	1.00%	0.78%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	6.20%	0.00%	4.20%	0.40%~	2.20%	0.80%~	0.80%	0.80%
Ages 76 - 80	5.20%	0.00%	3.20%	0.40%~	1.20%	0.80%~	0.65%	0.65%
Ages 81 - 85	4.20%	0.00%	2.20%	0.40%~	0.20%	0.80%~	0.50%	0.50%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	5.70%	0.00%	3.70%	0.40%~	1.70%	0.80%~	0.60%	0.60%
Ages 76 - 80	4.70%	0.00%	2.70%	0.40%~	0.70%	0.80%~	0.45%	0.45%
Ages 81 - 85	3.70%	0.00%	1.70%	0.40%~	0.00%	0.80%~	0.30%	0.30%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	7.50%	0.00%	3.50%
UT MultiChoice (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	6.00%	0.00%	3.00%
WA MultiChoice (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	6.50%	0.00%	3.25%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	6.25%	0.00%	3.50%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	5.00%	0.00%	3.50%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	3.50%	0.00%	1.75%
Ages 81 - 84	2.63%	0.15%	0.88%
Age 85	1.75%	0.29%	0.00%
MultiChoice Bonus Master 6	Year 1		Renewal (Years 2-6)
Ages 0 - 75	6.00%	0.00%	2.50%
Ages 76 - 80	4.00%	0.00%	1.25%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	8.00%	0.00%	3.50%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	8.00%	0.00%	3.50%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	8.00%	0.00%	3.50%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	7.60%	0.00%	3.55%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	6.10%	0.00%	2.80%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office



Agent - Level L
Commission Insert

Contract / Issue Age	Percent of Premium			Percent of Account Value*			Percent of Premium		
MultiChoice IncomeFive	Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
Ages 0 - 80	3.63%	0.00%	1.81%	1.63%	0.40%~	0.81%	0.61%	0.80%~	0.31%
Ages 81-85	2.72%	0.00%	1.36%	1.22%	0.30%	0.61%	0.46%	0.60%	0.23%
MultiChoice IncomeSeven	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0 - 80	4.44%	0.00%	2.22%	1.94%	0.50%	0.97%	0.72%	1.00%	0.36%
Ages 81-85	3.13%	0.00%	1.56%	1.38%	0.35%	0.69%	0.51%	0,70%	0.26%
MultiChoice IncomeTen	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0-75	7.00%	0.00%	3.50%	3.75%	0.80%	1.88%	2.75%	1.00%	1.38%
Ages 76-83	5.88%	0.00%	2.94%	2.94%	0.70%	1.47%	1.34%	1.00%	0.67%
MultiChoice IncomePlus	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0-75	7.00%	0.00%	3.50%	3.75%	0.80%	1.88%	2.75%	1.00%	1.38%
Ages 76-83	5.88%	0.00%	2.94%	2.94%	0.70%	1.47%	1.34%	1.00%	0.67%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000;								
Ages 0 - 75	6.05%	0.00%	4.05%	0.40%~	2.05%	0.80%~	0.75%	0.75%
Ages 76 - 80	5.05%	0.00%	3.05%	0.40%~	1.05%	0.80%~	0.60%	0.60%
Ages 81 - 85	4.05%	0.00%	2.05%	0.40%~	0.50%	0.80%~	0.45%	0.45%
Low Band (Premium $25,000-$99,999,								
Ages 0 - 75	5.55%	0.00%	3.55%	0.40%~	1.55%	0.80%~	0.55%	0.55%
Ages 76 - 80	4.55%	0.00%	2.55%	0.40%~	0.55%	0.80%~	0.40%	0.40%
Ages 81 - 85	3.55%	0.00%	1.55%	0.40%~	0.00%	0.80%~	0.25%	0.25%

Please indicate your commission option on every MultiChoice Classic and Income Series Application
^ Trail x AV x 1/12 paid out monthly beginning with the 13th month
~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)			Renewal (Years 2-5)
MultiChoice (10 yr)	Year 1		
Ages 0 - 80	7.00%	0.00%	Renewal (Years 2-5)
UT	Year 1		3.25%
Ages 0 - 80	5.50%	0.00%	
WA	Year 1		2.75%
MultiChoice (10 yr)			Renewal (Years 2-5)
Ages 0 - 80	6.00%	0.00%	
MultiChoice II (10 yr)	Year 1		3.00%
Ages 0 - 80	5.57%	0.00%	3.25%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	4.50%	0.00%	3.25%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	3.25%	0.00%	1.63%
Ages 81 - 84	2.44%	0.14%	0.81%
Age 85	1.63%	0.27%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	5.50%	0.00%	2.25%
Ages 76 - 80	3.50%	0.00%	1.00%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	7.50%	0.00%	3.25%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	7.50%	0.00%	3.26%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	7.50%	0.00%	3.25%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	7.43%	0.00%	3.47%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	5.93%	0.00%	2.72%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.
2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.
2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



Agent - Level M
Commission Insert

Contract Issue Age									
MultiChoice IncomeFive	Option 1	Trail ^~	Yrs 2-3	Option 2	Trail ^~	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
Ages 0 - 80	3.50%	0.00%	1.75%	1.50%	0.40%~	0.75%	0.55%	0.80%~	0.28%
Ages 81-85	2.62%	0.00%	1.31%	1.12%	0.30%	0.56%	0.41%	0.60%	0.21%
MultiChoice IncomeSeven	Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-6	Option 3	Trail ^	Yrs 2-6
Ages 0 - 80	4.25%	0.00%	2.13%	1.75%	0.50%	0.87%	0.62%	1.00%	0.31%
Ages 81-85	3.00%	0.00%	1.50%	1.25%	0.35%	0.63%	0.45%	0.70%	0.23%
MultiChoice IncomeTen	Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-6	Option 3	Trail ^	Yrs 2-6
Ages 0-75	6.50%	0.00%	3.25%	3.50%	0.80%	1.75%	2.50%	1.00%	1.25%
Ages 76-83	5.50%	0.00%	2.75%	2.75%	0.70%	1.38%	1.13%	1.00%	0.56%
MultiChoice IncomePlus	Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-6	Option 3	Trail ^	Yrs 2-6
Ages 0-75	6.50%	0.00%	3.25%	3.50%	0.80%	1.75%	2.50%	1.00%	1.25%
Ages 76-83	5.50%	0.00%	2.75%	2.75%	0.70%	1.38%	1.13%	1.00%	0.56%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	5.90%	0.00%	3.90%	0.40%~	1.90%	0.80%~	0.70%	0.70%
Ages 76 - 80	4.90%	0.00%	2.90%	0.40%~	0.90%	0.80%~	0.55%	0.55%
Ages 81 - 85	3.90%	0.00%	1.90%	0.40%~	0.00%	0.80%~	0.40%	0.40%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	5.40%	0.00%	3.40%	0.40%~	1.40%	0.80%~	0.50%	0.50%
Ages 76 - 80	4.40%	0.00%	2.40%	0.40%~	0.40%	0.80%~	0.35%	0.35%
Ages 81 - 85	3.40%	0.00%	1.40%	0.40%~	0.00%	0.80%~	0.20%	0.20%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	6.50%	0.00%	3.00%
UT MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	5.00%	0.00%	2.50%
WA MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	5.50%	0.00%	2.75%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	5.25%	0.00%	3.00%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	4.00%	0.00%	3.00%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	3.00%	0.00%	1.50%
Ages 81 - 84	2.25%	0.13%	0.75%
Age 85	1.50%	0.25%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	5.00%	0.00%	2.00%
Ages 76 - 80	3.00%	0.00%	0.75%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	7.00%	0.00%	3.00%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	7.00%	0.00%	3.00%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	7.00%	0.00%	3.00%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	7.26%	0.00%	3.38%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	5.76%	0.00%	2.63%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



Agent - Level N
Commission Insert

Contract	Issue Age								
MultiChoice IncomeFive	Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
Ages 0 - 80	3.38%	0.00%	1.69%	1.38%	0.40%	0.69%	0.49%	0.80%~	0.24%
Ages 81-85	2.53%	0.00%	1.27%	1.03%	0.30%	0.52%	0.37%	0.60%	0.18%
MultiChoice IncomeSeven	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0 - 80	4.06%	0.00%	2.03%	1.56%	0.50%	0.78%	0.53%	1.00%	0.27%
Ages 81-85	2.88%	0.00%	1.44%	1.13%	0.35%	0.56%	0.39%	0.70%	0.19%
MultiChoice IncomeTen	Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0-75	6.00%	0.00%	3.00%	3.25%	0.80%	1.63%	2.25%	1.00%	1.13%
Ages 76-83	5.13%	0.00%	2.56%	2.56%	0.70%	1.28%	0.91%	1.00%	0.45%
MultiChoice IncomePlus	Option 1	Trail ^	Yrs 2-5	Option 2%	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
Ages 0-75	6.00%	0.00%	3.00%	3.25%	0.80%	1.63%	2.25%	1.00%	1.13%
Ages 76-83	5.13%	0.00%	2.56%	2.56%	0.70%	1.28%	0.91%	1.00%	0.45%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	5.75%	0.00%	3.75%	0.40%~	1.75%	0.80%~	0.65%	0.65%
Ages 76 - 80	4.75%	0.00%	2.75%	0.40%~	0.75%	0.80%~	0.50%	0.50%
Ages 81 - 85	3.75%	0.00%	1.75%	0.40%~	0.00%	0.80%~	0.35%	0.35%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	5.25%	0.00%	3.25%	0.40%~	1.25%	0.80%~	0.45%	0.45%
Ages 76 - 80	4.25%	0.00%	2.25%	0.40%~	0.25%	0.80%~	0.30%	0.30%
Ages 81 - 85	3.25%	0.00%	1.25%	0.40%~	0.00%	0.80%~	0.15%	0.15%
Ages 0 - 80	3.40%	0.00%	1.40%	0.40%~	0.00%	0.80%~	0.20%	0.20%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	8.50%	0.00%	4.00%
UT MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	7.00%	0.00%	3.50%
WA MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	7.50%	0.00%	3.75%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	4.27%	0.00%	2.75%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	3.50%	0.00%	2.75%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	2.75%	0.00%	1.38%
Ages 81 - 84	2.06%	0.11%	0.69%
Age 85	1.38%	0.23%	0.00%
MultiChoice Bonus Master 6	Year 1		Renewal (Years 2-6)
Ages 0 - 75	4.50%	0.00%	1.75%
Ages 76 - 80	2.50%	0.00%	0.50%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	6.50%	0.00%	2.75%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	6.50%	0.00%	2.75%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	7.00%	0.00%	3.00%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	7.26%	0.00%	3.38%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	5.76%	0.00%	2.63%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



Contract	Issue Age								
MultiChoice IncomeFive	Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
Ages 0 - 80	3.25%	0.00%	1.63%	1.25%	0.40%	0.62%	0.43%	0.80%~	0.21%
Ages 81-85	2.44%	0.00%	1.22%	0.94%	0.30%	0.47%	0.32%	0.60%	0.16%
MultiChoice IncomeSeven	Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-6	Option 3	Trail ^	Yrs 2-6
Ages 0 - 80	3.88%	0.00%	1.94%	1.38%	0.50%	0.69%	0.44%	1.00%	0.22%
Ages 81-85	2.76%	0.00%	1.38%	1.00%	0.36%	0.50%	0.33%	0.70%	0.16%
MultiChoice IncomeTen	Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-6	Option 3	Trail ^	Yrs 2-6
Ages 0-75	5.50%	0.00%	2.75%	3.00%	0.80%	1.50%	2.00%	1.00%	1.00%
Ages 76-83	4.75%	0.00%	2.38%	2.38%	0.70%	1.19%	0.69%	1.00%	0.34%
MultiChoice IncomePlus	Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-6	Option 3	Trail ^	Yrs 2-6
Ages 0-75	5.50%	0.00%	2.75%	3.00%	0.80%	1.50%	2.00%	1.00%	1.00%
Ages 76-83	4.75%	0.00%	2.38%	2.38%	0.70%	1.19%	0.69%	1.00%	0.34%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	5.60%	0.00%	3.60%	0.40%~	1.60%	0.80%~	0.60%	0.60%
Ages 76 - 80	4.60%	0.00%	2.60%	0.40%~	0.60%	0.80%~	0.45%	0.45%
Ages 81 - 85	3.60%	0.00%	1.60%	0.40%~	0.00%	0.80%~	0.30%	0.30%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	5.10%	0.00%	3.10%	0.40%~	1.10%	0.80%~	0.40%	0.40%
Ages 76 - 80	4.10%	0.00%	2.10%	0.40%~	0.10%	0.80%~	0.25%	0.25%
Ages 81 - 85	3.10%	0.00%	1.10%	0.40%~	0.00%	0.80%~	0.10%	0.10%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	5.50%	0.00%	2.50%
UT	Year 1		Renewal (Years 2-6)
MultiChoice (10 yr)			
Ages 0 - 80	4.00%	0.00%	2.00%
WA	Year 1		Renewal (Years 2-6)
MultiChoice (10 yr)			
Ages 0 - 80	4.50%	0.00%	2.25%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	4.25%	0.00%	2.50%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	3.00%	0.00%	2.50%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	2.50%	0.00%	1.25%
Ages 81 - 84	1.88%	0.10%	0.63%
Age 85	1.25%	0.21%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	4.00%	0.00%	1.50%
Ages 76 - 80	2.00%	0.00%	0.25%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	6.00%	0.00%	2.50%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	6.00%	0.00%	2.50%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	6.00%	0.00%	2.50%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	6.92%	0.00%	3.21%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	5.42%	0.00%	2.46%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



Agent - Level P
Commission Insert

Contract	Issue Age	Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
MultiChoice IncomeFive		Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
	Ages 0 - 80	3.13%	0.00%	1.56%	1.13%	0.40%	0.56%	0.36%	0.80%	0.18%
	Ages 81-85	2.34%	0.00%	1.17%	0.84%	0.30%	0.42%	0.27%	0.60%	0.14%
MultiChoice IncomeSeven		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0 - 80	3.69%	0.00%	1.84%	1.19%	0.50%	0.59%	0.34%	1.00%	0.17%
	Ages 81-85	2.63%	0.00%	1.31%	0.87%	0.35%	0.44%	0.26%	0.70%	0.13%
MultiChoice IncomeTen		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0-75	5.00%	0.00%	2.50%	2.75%	0.80%	1.38%	1.75%	1.00%	0.87%
	Ages 76-83	4.38%	0.00%	2.19%	2.19%	0.70%	1.09%	0.47%	1.00%	0.23%
MultiChoice IncomePlus		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0-75	5.00%	0.00%	2.50%	2.75%	0.80%	1.38%	1.75%	1.00%	0.87%
	Ages 76-83	4.38%	0.00%	2.19%	2.19%	0.70%	1.09%	0.47%	1.00%	0.23%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	5.45%	0.00%	3.45%	0.40%~	1.45%	0.80%~	0.55%	0.55%
Ages 76 - 80	4.45%	0.00%	2.45%	0.40%~	0.45%	0.80%~	0.40%	0.40%
Ages 81 - 85	3.45%	0.00%	1.45%	0.40%~	0.00%	0.80%~	0.25%	0.25%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	4.95%	0.00%	2.95%	0.40%~	0.95%	0.80%~	0.35%	0.35%
Ages 76 - 80	3.95%	0.00%	1.95%	0.40%~	0.00%	0.80%~	0.20%	0.20%
Ages 81 - 85	2.95%	0.00%	0.95%	0.40%~	0.00%	0.80%~	0.05%	0.05%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	5.00%	0.00%	2.25%
UT MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	3.50%	0.00%	1.75%
WA MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	4.00%	0.00%	2.00%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	3.75%	0.00%	2.26%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	2.50%	0.00%	2.25%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	2.25%	0.00%	1.13%
Ages 81 - 84	1.69%	0.09%	0.56%
Age 85	1.13%	0.19%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	3.50%	0.00%	1.25%
Ages 76 - 80	1.50%	0.00%	0.00%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	5.50%	0.00%	2.25%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	5.50%	0.00%	2.25%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	5.50%	0.00%	2.25%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	6.75%	0.00%	3.13%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	5.25%	0.00%	2.38%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

<u>Commission Adjustments</u>

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

<u>General Conditions</u>

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.



Contract	Issue Age									
MultiChoice IncomeFive		Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
	Ages 0 - 80	3.00%	0.00%	1.50%	1.00%	0.40%~	0.50%	0.30%	0.80%	0.15%
	Ages 81-85	2.25%	0.00%	1.12%	0.75%	0.30%	0.37%	0.22%	0.60%	0.11%
MultiChoice IncomeSeven		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0 - 80	3.50%	0.00%	1.75%	1.00%	0.50%	0.50%	0.25%	1.00%	0.13%
	Ages 81-85	2.50%	0.00%	1.25%	0.75%	0.35%	0.38%	0.20%	0.70%	0.10%
MultiChoice IncomeTen		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0-75	4.50%	0.00%	2.25%	2.50%	0.80%	1.25%	1.50%	1.00%	0.75%
	Ages 76-83	4.00%	0.00%	2.00%	2.00%	0.70%	1.00%	0.25%	1.00%	0.12%
MultiChoice IncomePlus		Option 1	Trail ^	Yrs 2-5	Option 2	Trail ^	Yrs 2-5	Option 3	Trail ^	Yrs 2-5
	Ages 0-75	4.50%	0.00%	2.25%	2.50%	0.80%	1.25%	1.50%	1.00%	0.75%
	Ages 76-83	4.50%	0.00%	2.00%	2.00%	0.70%	1.00%	0.25%	1.00%	0.12%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000)								
Ages 0 - 75	5.30%	0.00%	3.30%	0.40%~	1.30%	0.80%~	0.50%	0.50%
Ages 76 - 80	4.30%	0.00%	2.30%	0.40%~	0.30%	0.80%~	0.35%	0.35%
Ages 81 - 85	3.30%	0.00%	1.30%	0.40%~	0.00%	0.80%~	0.20%	0.20%
Low Band (Premium $25,000-$99,999)								
Ages 0 - 75	4.80%	0.00%	2.80%	0.40%~	0.80%	0.80%~	0.30%	0.30%
Ages 76 - 80	3.80%	0.00%	1.80%	0.40%~	0.00%	0.80%~	0.15%	0.15%
Ages 81 - 85	2.80%	0.00%	0.80%	0.40%~	0.00%	0.80%~	0.00%	0.00%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	5.00%	0.00%	2.25%
UT MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	3.50%	0.00%	1.75%
WA MultiChoice (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	4.00%	0.00%	2.00%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	3.25%	0.00%	2.00%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-5)
Ages 0 - 80	2.00%	0.00%	2.00%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	2.00%	0.00%	1.00%
Ages 81 - 84	1.50%	0.08%	0.50%
Age 85	1.00%	0.17%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	3.00%	0.00%	1.00%
Ages 76 - 80	1.00%	0.00%	0.00%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	5.00%	0.00%	2.00%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	5.00%	0.00%	2.00%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	5.00%	0.00%	2.00%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	6.58%	0.00%	3.04%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	5.08%	0.00%	2.29%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

AmerUs Life
Insurance Company
611 Fifth Avenue
Des Moines, IA 50309
515/283-2371

AMERUS
Life

December 9, 2005

Robert Tonachio
615 River Road
Kingston TN 37763

AmerUs Life Agent Code: 91443

Dear Robert:

Welcome to AmerUs Life! You are appointed to write business in the states of Alabama, Arizona, Colorado, Georgia, Illinois, Indiana, Massachusetts, North Carolina, New Jersey, New Mexico, Nevada, Ohio and Tennessee. The effective date of your contract with AmerUs Life is 12/05/2005.

As we are here to help you, we would like to take this opportunity to familiarize you with some of our procedures. All policy-related forms are available through our Supply Department by calling 1-800-800-9882, extension 4181. For your convenience, we provide current information on AmerUs Live, which includes your commission earnings that are updated daily, and we would encourage you to use this extensive resource. You can access AmerUs Live at *https://www.ameruslive.com.* You will need to enter your agent code and social security or tax identification number, then simply follow the prompts.

Should you have any questions or if we can be of further assistance, please call our toll free number at, 1-800-800-9882, between 8:00 a.m. and 5:00 p.m. CST.

Thank you for choosing AmerUs Life and we look forward to building a mutually rewarding relationship.

Contracting & Licensing

cc: Multichoice 55906

AMERUS
Life

AmerUs Life
611 Fifth Avenue
Des Moines, Iowa 50309
515/283-2371
515/242-2385 Fax

Independent Agent Contract

BEST AVAILABLE COPY

Agent: 91443 Robert Tonachio Contract Date: 12/5/05

This Contract is made between AmerUs Life Insurance Company ("we" and "us") and the person, firm or corporation named above.

Appointment
We hereby appoint you to act as our agent, subject to the terms and conditions stated below, for the insurance products described in the attached schedules. You agree to comply with all applicable statutes and regulations and with our rules and operating procedures that we publish from time to time.

License
Subject to rules we may establish from time to time, we will pay license appointment fees required by the state in which you have your principal place of business.

Receiving Premiums
You have the authority to collect the first premium only and shall promptly remit that premium to us. You may not commingle policyowner premiums with your personal funds or with your agency funds, and premium payments may not be remitted from personal or agency accounts (except on policies you personally own or except as specifically otherwise agreed in advance in writing). All monies received by you for or on behalf of us shall be made payable to us, and you are not authorized to endorse or cash checks, drafts, money orders or financial instruments made payable to us.

Company's Exclusive Authority
Only we have the authority to change any of the terms, rates or conditions of our contracts or policies. We may at our discretion:

a. Modify or amend any plan of insurance.
b. Set maximum and minimum limits on the amount for which any plan of insurance may be issued.
c. Modify the conditions under which any plan may be sold.
d. Discontinue or withdraw any plan from your operating area.
e. Cease doing business in your operating area.
f. Establish rules governing the commissions to be paid on any policy which has been reinstated, converted or has replaced existing insurance.
g. Determine the amount of commissions to be paid on policies not enumerated herein.
h. Make charges for rejected, undelivered or reissued policies.

Advertising
Any sales promotion, sales material or other advertising material you use in connection with our policies shall be submitted to us for our prior written approval of each specific item. You agree not to use any such material until after you receive that approval.

Independent Contractor
You are our independent contractor. Nothing contained in this Contract shall be construed to create an employer-employee relationship between you and us. You shall be free to exercise independent judgment as to the time and manner you may perform the acts you are authorized to perform under this contract.

Delivery of Policies
Policies shall be delivered only upon payment of the initial premium. Policies not delivered within the delivery period shall be returned to us.

Authority over Agents
You have authority to recruit and recommend to us individuals to be appointed as our agents. No recommendation or application for appointment or contract will be effective until approved by us at our home office in Des Moines, Iowa. You may designate agents on whose production you are to receive compensation from us, pursuant to the Agent Contract Transmittal Form or similar communication. You will be responsible for the activities of any such agents on whose production you are entitled to receive and/or have received compensation from us (referred to as "your agents").

Return of Premiums
We may reject applications of insurance without specifying the reason, or cancel any policy and return the premium. You shall refund to us any compensation on cancelled or declined policies or on returned premiums.

Indemnity and Indebtedness
You agree to indemnify us for any loss, cost or expense we incur (including attorneys' fees) caused or created by you or your agents. This indemnity shall apply to all acts and omissions and any debt or debit balance (including the cost of collection and attorneys' fees) you or your agents incur.

You grant to us a first priority security interest in all compensation payable to you to the extent of any obligation you owe to us, and we shall have th right of offset against any such compensation. Any amount not fully paid within thirty (30) days of demand shall bear interest at the rate of 12% per year.


MultiChoice
ANNUITY
MARKETING GROUP

August 18, 2005

Robert Tonachio
615 River Rd
Kingston, TN 37763

Dear Robert,

Congratulations on qualifying for the AmerUs MultiChoice Annuity Cabo San Lucas trip taken in March of 2005. This letter is being sent to provide you with information you may need for your year end tax planning.

As was discussed in your travel reservations, IRS requires a 1099 be issued to you for the value of this trip. Brokers International, Ltd. will issue you a 1099 for 2005 for the value of the Cabo San Lucas trip for you and your guest. This includes airfare, hotel, meals and transportation.

The 1099 will be issued as follows:

Taxpayer Name and Address: Robert Tonachio
615 River Rd
Kingston, TN 37763

Taxpayer ID#: *** FISMA & OMB Memorandum M-07-16 *** **Value of trip:** $ 3,699.33

If the taxpayer name, address or ID# is incorrect, please complete the enclosed W-9 and fax it to me immediately at 641-755-2191 to correct the information before printing the 1099's. The 1099 will be printed and mailed to you by January 31, 2006.

If you have any questions, please feel free to contact Christi, Sandy or Jill at 800-362-1097. Thank you.

Sincerely,

Christi L. Pierce
Accounting Manager
cpierce@theimg.net

Enclosure

AmerUs Annuity Group Co.
555 South Kansas Ave
Topeka, KS 66603
1-800-ANNUITY

June 24, 2005

AMERUS
Annuity Group

ROBERT TONACHIO
615 RIVER RD.
Kingston TN 37763

DIRECT DEPOSIT ACKNOWLEDGEMENT
AGENT NUMBER A0042

As you requested, Direct Deposit of your commission payment has been initiated. Please review the bank information noted below and contact us immediately if the information is incorrect.

Depository name: **REGIONS BANK**

Branch:

City: State: ZIP: **0**

Transit/ABA NO: **264071590**

Account #: **7305106036**

A deposit of $0.00 may be made to your account. We are required to make a test deposit to verify the bank information submitted. Some, not all, financial institutions report this test to account holders. If the test deposit is rejected, we will contact you immediately to correct any errors in the Depository information.

AmerUs Life Insurance Company is committed to providing the highest quality of customer service. Should you have any questions regarding your Direct Deposit, please contact our Marketing Department at (888) 252-5530. We appreciate the opportunity to address your service needs.

AMERUS Life® BROKERAGE

AmerUs Life
611 Fifth Avenue Dept. 29
Des Moines, Iowa 50309
877/426-3787
515/241-4828 Fax

Agent's Contract Transmittal Form

(This form should be used for new agent contracting or changes to an existing agent's status)

PLEASE PRINT

☑ New Agent

Agent to be contracted: Robert J Tonachio

☐ Change of Existing Agent Status

Corporate Name if Other Than Agent: ______

The following is a check-list of all the forms which must be completed and mailed to AmerUs Life in order to complete the contract processing.
NOTE: You must make copies of all the forms on this check-list for your records, all originals will be retained by AmerUs Life.

CONTRACTING CHECKLIST

- ☑ Signed Application for Brokerage Contract (Form 12891)
- ☑ Signed Independent Agent's Contract (MCAIAC)
- ☑ Commission insert
- ☑ Copies of License(s) for all states agent wishes to be appointed in
- ☐ Check made payable to AmerUs Life for any non-resident appointments

Contract Level: AMGA (Commission insert)

PLEASE LIST ALL AGENTS WHO RECEIVE OVERWRITING COMMISSIONS ON THIS APPOINTMENT: NONE

Name	Code Number

Approved by: [signature] Date: 7-28-04

Print Name: Robert J Tonachio

Please provide us with a contact name and phone number in case we have any questions regarding this package.

Contact Name (print): Jennifer Tonachio

Phone Number: 865.376.4925

AMERUS Life

BANKERS LIFE OF NY An AmerUs Company

INDIANAPOLIS LIFE An AmerUs Company

Designate insurer to which you are applying

☐ **AmerUs Life Insurance Company**
Licensing and Contracting
611 Fifth Ave.
Des Moines, IA 50309
800/800-9882
515/242-2385 Fax

☐ **Bankers Life Insurance Company of NY**
65 Froehlich Farm Blvd.
Woodbury, NY 11797-9847
888/900-9543
516/390-7435 Fax

☐ **Indianapolis Life Insurance Company**
2960 N. Meridian Street
PO Box 1230
Indianapolis, IN 46206
800/457-3557, ext. 6741
317/927-6684 Fax

Producer Contract Application

Name of Distribution ____________________

A copy of your current license must be submitted along with this form. All sub-licensees on corporate license must complete the producer information on this form.

PRODUCER INFORMATION

Last Name Tonachio First Name Robert Middle Initial J

Date Of Birth 4-20-1937 Social Security Number *** FISMA & OMB Memorandum M-07-16 *** Male X Female —

Business Street Address 615 River Road County Roane City Kingston

State TN ZIP 37763 Bus Phone 865. 376. 4925

Fax Number 865. 376. 2294 Email Address ① rjabobby@msn.com ; ② robjames1@msn.com

Residence Street Address 615 River Road County Roane City Kingston

State TN ZIP 37763 Residence Phone 865. 376. 1030

No. of years at current residence 20+

Prior Residence Address — County — City —

State — ZIP — No. of years at residence — Designation(s) —

CORPORATE INFORMATION *(Complete this section if commissions are to be paid to a corporation. Corporation must be licensed)*

Corporate Name — Tax I.D. Number —

Name(s) on corporate license —

Business Address —
Street County City State Zip

OVERNIGHT DELIVERY ADDRESS

Address 615 River Road Kingston TN 37763

RECRUITER INFORMATION

Recruiter Corporate or Individual Name Self

Recruiter Phone — Recruiter Fax —

Recruiter Number —

COMPANY AFFILIATIONS

Company	From	To	Type of Contract	Current Status
AmerUs Life Ins			Top	
American Nat'l			}	
Reliastar Life			}	
Am Equity			}	
* See Attached			}	

Companies this agent is associated with:

10178	AMERICAN NATIONAL INS CO	08/06/1993
10434	AMERUS LIFE INS CO	12/14/1999
10484	AMERICO FINANCIAL LIFE AND ANNUITY INS C	02/28/2001
10565	MONY LIFE INS CO OF AMERICA	04/25/2003
10635	AVIVA LIFE INS CO	05/07/2002
10716	PENN TREATY NETWORK AMERICA INS CO	02/29/1996
10728	LIFEUSA INS CO	07/30/1994
10753	FIRST-PENN PACIFIC LIFE INS CO	09/04/1996
11063	HARTFORD LIFE & ANNUITY INS CO	01/04/1994
11073	JOHN HANCOCK LIFE INS CO	06/14/2002
11074	JOHN HANCOCK VARIABLE LIFE INS CO	10/26/2001
11080	KANAWHA INS CO	04/26/2001
11169	LINCOLN NATIONAL LIFE INS CO	12/13/2002
11300	LIBERTY BANKERS LIFE INS CO	09/27/1999
11363	MONUMENTAL LIFE INS CO	08/12/2003
11470	NATIONAL WESTERN LIFE INS CO	11/14/2000
11520	ALLIANZ LIFE INS CO OF NORTH AMERICA	04/02/1992
11556	RELIASTAR LIFE INS CO	04/15/2004
11697	JEFFERSON-PILOT LIFE INS CO	11/21/1997
11887	SECURITY LIFE INS CO OF AMERICA	01/31/1996
11928	SHENANDOAH LIFE INS CO	09/20/2000
11970	SOUTHLAND LIFE INS CO	02/01/1994
12000	STANDARD LIFE INS CO OF IN	06/24/2002
12042	STATE LIFE INS CO	09/20/2002
12123	TRANSAMERICA LIFE INS & ANNUITY CO	11/05/1998
12350	AIG ANNUITY INS CO	12/06/2000
91980	AMERICAN EQUITY INVESTMENT LIFE INS CO	03/19/2004
92134	INVESTORS INS CORP	06/20/2003

Have you, the corporation, or any officer, director, or employee of the corporation:

a. Are you presently or have you ever been contracted with AmerUs Life, Indianapolis Life, or Bankers Life of New York? .... ☑ Yes ☐ No

If you answered yes to the above question, please provide producer code and details including states licensed in A0042

(Please include copy(ies) of license(s) & Non-Resident Fees)

b. Do you have any new business pending? .... ☐ Yes ☒ No

If you answered yes to the above question, please include client's name, the date application was signed and the state application was signed in

c. Do you presently have Error's & Omissions coverage? ☑ Yes ☐ No. If yes, provide Carrier and Policy number CalSurance 1698463365

Attach carrier declaration page

d. Ever been subject to any claims resulting in payment by your E & O carrier? .... ☐ Yes ☒ No

e. Do you hold a Securities License; if so who is your broker/dealer? N/A

f. Has your insurance license ever been revoked? ....

g. Ever been discharged from any employment or had an insurance producer contract terminated for reasons other than low production? ☐ Yes ☒ No

h. Ever plead guilty or Nolo Contendre (no contest) to or been convicted of any offense other than a minor traffic violation: .... ☐ Yes ☒ No

i. Have you; the corporation; any officer, director, or employee of the corporation; or any company or agency represented by either you or the corporation been sued because of any allegation of wrongdoing as an insurance producer? .... ☐ Yes ☒ No

j. Is your or the corporation's commission account with any other insurer in a negative position or in dispute, or have either of you been sued by an insurer to recover commissions or other amounts? .... ☐ Yes ☒ No

k. Have you ever been sued or subjected to regulatory inquiry or action as a result of any activity relating to the promotion or sale of securities or other investments? .... ☐ Yes ☒ No

l. Have you filed for bankruptcy in the last 7 years? .... ☐ Yes ☒ No

m. If you answered yes to any of the above questions, please provide an explanation for each. (Attach a separate sheet if necessary). ☐ Yes ☒ No

AUTHORIZATION AGREEMENT FOR AUTOMATIC DEPOSIT (ATTACH VOIDED CHECK)

I hereby authorize AmerUs Life, Bankers Life, Indianapolis Life, and the financial institution named below to initiate credit entries to my account and to reverse any entries made in error. I understand that the company will give me prior notice of any such reversal.

Depositor Name Union Planters Bank Bank Transit ABA Number 064002280

Account Number 0001305069

This authorization is to remain in full force and effect until AmerUs Life, Bankers Life, or Indianapolis Life has written notification from me of its termination in such time and in such manner as to afford AmerUs Life, Bankers Life, or Indianapolis Life a reasonable opportunity to act on it. **Note:** In order to be set up for Automatic Deposit, a void check or other document that shows your bank ABA number and account number must be attached.

Taxpayer Identification Number (TIN)

Enter your taxpayer identification number or social security number & OMB Memorandum M-07-16 ***

Certification - Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and:
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

PRODUCER AGREEMENT

By my signature below, I hereby acknowledge I have read the attached copy of the AmerUs Life, Bankers Life Insurance Company of NY, or Indianapolis Life Contract and I understand this Application will form and become a part of my Contract. I agree that, upon approval of this Application, my signature below will be deemed my signature on the attached Contract. I agree to be bound by all of the terms and conditions of the attached Contract including any schedules, supplements or amendments. I agree not to solicit business until I receive notification from the Insurer that my Application has been approved and that I am authorized to do so. I understand and agree that, if appointed, any misrepresentation of facts herein provided will be grounds for termination of the Contract at the sole discretion of the Insurer.

Producer Signature [signature] Date 7-28-04

If signing on behalf of a corporation, please specify officer title. ____________


http://www.unionplanters.com

ROBERT J. TONACHIO
615 River Rd
Kingston, TN 37763

3180

87-228/840
BRANCH 4704E

VOID VOID VOID

Date

Pay to the Order of $

Dollars

UNION PLANTERS BANK

VOID

For

⑆064002280⑆3180 ⑈0001305069⑈

© HARLAND 2002

INDIANAPOLIS LIFE
An AmerUs Company

BANKERS LIFE OF NY
An AmerUs Company

AMERUS
Life

Indianapolis Life
Insurance Company
2960 N. Meridian Street
PO Box 1230
Indianapolis, IN 46206
800/457-3557, ext. 6741
317/927-6684 Fax

Bankers Life of NY
65 Froehlich Farm Blvd.
Woodbury, NY 11797-9847
888/900-9543
516/390-7435 Fax

AmerUs Life
Insurance Company
Licensing and Contracting
611 Fifth Ave.
Des Moines, IA 50309
800/800-9882
515/242-2385 Fax

Consumer Report Authorization

Authorization and Release for Use of Consumer Reports

In making this application for an Producer's Contract, I understand that a credit report and consumer investigation may be prepared. I understand that such reports may be prepared whereby information about me is obtained through personal interviews with neighbors, friends, or others with whom I am acquainted. These reports include information as to my character, reputation, personal characteristics, and mode of living. I understand that I have the right to make a written request within a reasonable period of time to receive additional detailed information about the nature and scope of any investigation performed in preparing such reports. The Vector Insurance network will be checked for any reported outstanding producer debt with previous employers. I hereby authorize AmerUs Life, Bankers Life Insurance Company of NY, and Indianapolis Life to procure a credit report and/or consumer investigative report, and release it from all liability in connection from procuring and using such reports. This authorization and release, in original or copy, shall be valid for this and any other reports or updates.

For California, Minnesota, and Oklahoma Residents Only

Pursuant to the laws and regulations of the states of California, Minnesota, and Oklahoma, you are hereby notified that a consumer credit report will be obtained through Professional Resource Screening, P.O. Box 5130, Concord, CA 94524, in connection with this application. The Vector Insurance Network will be checked for any reported outstanding debt with previous employers. Please indicate below whether or not you wish to receive at no charge to you a copy of this report. ☐ Yes ☐ No

Date: 7-28-04

Signature of Producer: [signature]

cgallegos

03/09/2004 8:58 am

ACORD. CERTIFICATE OF INSURANCE

ISSUE DATE (MM/DD/YY) 3/9/04

Producer: Brown & Brown of CA, Inc. DBA CalSurance.
P.O. Box 7048
Orange, CA 92863

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW.

Insured: Agents of Legacy Marketing Group
Robert Tonachio
615 River Road
Kingston, TN 37763
FAX: 865-376-2294

COMPANIES AFFORDING COVERAGES	
COMPANY LETTER A	Columbia Casualty Co. (A CNA Company)
COMPANY LETTER B	
COMPANY LETTER C	
COMPANY LETTER D	
COMPANY LETTER E	

Coverages

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THE CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

CO LT	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE	POLICY EXPIRATION	LIMITS	
	GENERAL LIABILITY [ ] COMMERCIAL GENERAL LIABILITY [ ] CLAIMS MADE [ ] OCCUR [ ] OWNER'S & CONTRACTOR'S PROT. [ ]					
	AUTOMOBILE LIABILITY [ ] ANY AUTO [ ] ALL OWNED AUTOS [ ] SCHEDULED AUTOS [ ] HIRED AUTOS [ ] NON-OWNED AUTOS [ ] GARAGE LIABILITY				COMBINED SINGLE LIMIT	$
					BODILY INJURY(Per person)	$
					BODILY INJURY(Per Accident)	$
					PROPERTY DAMAGE	$
	EXCESS LIABILITY [ ] UMBRELLA FORM [ ] OTHER THAN UMBRELLA FORM				EACH OCCURRENCE	$
					AGGREGATE	$
	WORKER'S COMPENSATION & EMPLOYER'S LIABILITY				STATUTORY LIMITS	
					EACH ACCIDENT	$
					DISEASE POLICY LIMIT	$
					DISEASE EACH EMPLOYEE	$
A	OTHER [X] CLAIMS MADE AND REPORTED Description / Deductible LMG & Other Company Products E&O	169846365	02/01/2004	02/01/2005	**Description**	**Amount**
					Annual Aggregate	$3,000,000.00
					Annual Policy Aggrega	$50,000,000.00
					Each Claim/Each Agent	$2,000,000.00

DESCRIPTION OF OPERATIONS/LOCATIONS/VEHICLES/SPECIAL ITEMS

Coverage provided for the sale and/or servicing of Life, Accident/Health, Variable Life & Annuities and Mutual Funds. $500 deductible for products of Legacy Marketing Group and $1,000 deductible on other company products (deductible applies to Damages & Defense Costs). Subject to the terms, conditions and exclusions of the policy. If the Agent's contract terminates coverage ceases on that same date.

Individual Coverage Effective Date is the later of 3/1/2004 12:00:00AM or date of contract with sponsor.

CERTIFICATE HOLDER

Robert Tonachio
615 River Road
Kingston, TN 37763

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, THE ISSUING COMPANY WILL ENDEAVOR TO MAIL 0 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER NAMED TO THE LEFT, BUT FAILURE TO MAIL SUCH NOTICE SHALL IMPOSE NO OBLIGATION OR LIABILITY OF ANY KIND UPON THE COMPANY, ITS AGENTS OR REPRESENTATIVES.

AUTHORIZED REPRESENTATIVE

38790058
A67369

State of Tennessee

AGENT LICENSING SECTION

INSURANCE PRODUCER

ROBERT JAMES TONACHIO

This is to certify that all requirements of the State of Tennessee have been met.

ID NUMBER: 0000727195 *** SSN A & OMB Memorandum M-07-16 ***

LIC STATUS: CURRENT

EFFECTIVE DATE: 03/06/2004

EXPIRATION DATE: 03/05/2005

LICENSE CODES:
21 22
DEFINITION OF CODES ON REVERSE OF LICENSE

THE GREAT SEAL OF THE STATE OF TENNESSEE XVI AGRICULTURE COMMERCE 1796

IN-1313
DEPARTMENT OF
COMMERCE AND INSURANCE

CEF041



Contract	Issue Age									
MultiChoice IncomeFive		Option 1	Trail ^	Yrs 2-3	Option 2	Trail ^	Yrs 2-3	Option 3	Trail ^	Yrs 2-3
	Ages 0 - 80	4.00%	0.00%	2.00%	2.00%	0.40%~	1.00%	0.80%	0.80%~	0.40%
	Ages 81-85	3.00%	0.00%	1.50%	1.50%	0.30%	0.75%	0.60%	0.60%	0.30%
MultiChoice IncomeSeven		Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-6	Option 3	Trail ^	Yrs 2-6
	Ages 0 - 80	5.00%	0.00%	2.50%	2.50%	0.50%	1.25%	1.00%	1.00%	0.50%
	Ages 81-85	3.50%	0.00%	1.75%	1.75%	0.35%	0.88%	0.70%	0.70%	0.35%
MultiChoice IncomeTen		Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-6	Option 3	Trail ^	Yrs 2-6
	Ages 0-75	8.50%	0.00%	4.25%	4.50%	0.80%	2.25%	3.50%	1.00%	1.75%
	Ages 76-83	7.00%	0.00%	3.50%	3.50%	0.70%	1.75%	2.00%	1.00%	1.00%
MultiChoice IncomePlus		Option 1	Trail ^	Yrs 2-6	Option 2	Trail ^	Yrs 2-6	Option 3	Trail ^	Yrs 2-6
	Ages 0-75	8.50%	0.00%	4.25%	4.50%	0.80%	2.25%	3.50%	1.00%	1.75%
	Ages 76-83	7.00%	0.00%	3.50%	3.50%	0.70%	1.75%	2.00%	1.00%	1.00%

MultiChoice Classic	Option 1	Trail ^	Option 2	Trail ^	Option 3	Trail ^	Option 4	Trail ^
High Band (Premium >= $100,000;								
Ages 0 - 75	6.50%	0.00%	4.50%	0.40%~	2.50%	0.80%~	0.90%	0.90%
Ages 76 - 80	5.50%	0.00%	3.50%	0.40%~	1.50%	0.80%~	0.75%	0.75%
Ages 81 - 85	4.50%	0.00%	2.50%	0.40%~	0.50%	0.80%~	0.60%	0.60%
Low Band (Premium $25,000-$99,999,								
Ages 0 - 75	6.00%	0.00%	4.00%	0.40%~	2.00%	0.80%~	0.70%	0.70%
Ages 76 - 80	5.00%	0.00%	3.00%	0.40%~	1.00%	0.80%~	0.55%	0.55%
Ages 81 - 85	4.00%	0.00%	2.00%	0.40%~	0.05%	0.80%~	0.40%	0.40%

Please indicate your commission option on every MultiChoice Classic and Income Series Application

^ Trail x AV x 1/12 paid out monthly beginning with the 13th month

~ Trail is for writing agent only

	Percent of Premium	% Account Value	
MultiChoice (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	8.50%	0.00%	4.00%
UT	Year 1		Renewal (Years 2-6)
MultiChoice (10 yr)			
Ages 0 - 80	7.00%	0.00%	3.50%
WA	Year 1		Renewal (Years 2-6)
MultiChoice (10 yr)			
Ages 0 - 80	7.50%	0.00%	3.75%
MultiChoice II (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	7.25%	0.00%	4.00%
MultiChoice IV (10 yr)	Year 1		Renewal (Years 2-6)
Ages 0 - 80	6.00%	0.00%	4.00%
MultiChoice (6 yr)	Year 1		Renewal (Years 2-3)
Ages 0 - 80	4.00%	0.00%	2.00%
Ages 81 - 84	3.00%	0.17%	1.00%
Age 85	2.00%	0.33%	0.00%
MultiChoice Bonus Master 8	Year 1		Renewal (Years 2-6)
Ages 0 - 75	7.00%	0.00%	3.00%
Ages 76 - 80	5.00%	0.00%	1.75%
MultiChoice Bonus Master 10	Year 1		Renewal (Years 2-7)
Ages 0 - 75	9.00%	0.00%	4.00%
MultiChoice Bonus Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 79	9.00%	0.00%	4.00%
MultiChoice 7	Year 1		Renewal (Years 2-7)
Ages 0 - 75	9.00%	0.00%	4.00%
MultiChoice Elite	Year 1		Renewal (Years 2-7)
Ages 0 - 80	7.94%	0.00%	3.72%
MultiChoice Elite Plus	Year 1		Renewal (Years 2-7)
Ages 0 - 80	6.44%	0.00%	2.97%

*Commission paid as a percent of Account Value are paid annually beginning on the first anniversary. Should these amounts be less than $100 for any calendar year, AmerUs may discontinue payments to you in its discretion.

Commission Adjustments

1) If the annuitant and the joint annuitant are different, commissions will be based on the older age.

2) In the event of surrender of any contract during the first contract year, the following percentages of compensation paid will be charged back.

Month of First contract Year	Applicable Percentage
1 - 4	100.00%
5 - 8	66.67%
9 - 12	33.33%

3) AmerUs may establish rules for commission adjustments in special situations such as withdrawals during the first contract year.

General Conditions

1) This Compensation Schedule applies only to the sale of the above contracts. This schedule may be revised, replaced, or withdrawn, in whole or part, at any time by AmerUs Life in accordance with the Independent Agent Contract, and any such revisions, replacements, or withdrawals are binding on you with respect to all future and in-force business.

2) You will be charged a $100 service fee when the contract delivery period has expired and a delivery receipts has not been received by the Home Office.

AmerUs Annuity Group Co.
555 South Kansas Ave
Topeka, KS 66603
1-800-ANNUITY

October 29, 2003

AMERUS
Annuity Group

ROBERT TONACHIO
615 RIVER RD
KINGSTON TN 37763

Dear Licensed Producer:

AmerUs Annuity Group is committed to our agents. One example of this commitment is our web site mca.amerusannuity.com.

AmerUs Annuity Group designed the site to provide you with the most accurate and up-to-date information available. Some of the sales tools available on-line are product information, product approvals, current interest rates and point-of-sale state specific forms.

In addition, the most current status information available for your pending transfers is provided by the Rollover Status option. The Contract Values option provides you with current information regarding accumulated values, interest rates, surrender values and free withdrawal amounts. The site also provides you with a fast, easy way to order supplies. We believe the web site to be the finest state-of-the-art system offered by any annuity provider.

The number shown in the lower right-hand corner of this letter is your Personal Identification Number (PIN). Your agent number, along with this PIN, allows you 24 hours/day, 7 days/week access to our web site for key product and contract information. Your PIN is active upon receipt of this letter. Please place this letter in a safe secure place for future reference.

Welcome to AmerUs Annuity Group!

Yours truly,

Mark V. Heitz
President and
Chief Executive Officer

Enclosure

Agent # AMLA0042
PIN # 15926

AMERUS Life® BROKERAGE

AmerUs Life
611 Fifth Avenue Dept. 29
Des Moines, Iowa 50309
877/426-3787
515/241-4828 Fax

Agent's Contract Transmittal Form

(This form should be used for new agent contracting or changes to an existing agent's status)
PLEASE PRINT

☐ New Agent

Robert Tonachio
Agent to be contracted

☐ Change of Existing Agent Status

Corporate Name if Other Than Agent

The following is a check-list of all the forms which must be completed and mailed to AmerUs Life in order to complete the contract processing.
NOTE: You must make copies of all the forms on this check-list for your records, all originals will be retained by AmerUs Life.

CONTRACTING CHECKLIST

☑ Signed Application for Brokerage Contract (Form 12891)
☑ Signed Independent Agent's Contract (MCAIAC)
☐ Commission Insert
☐ Copies of License(s) for all states agent wishes to be appointed in
☐ Check made payable to AmerUs Life for any non-resident appointments

Contract Level NMD (Commission Insert)

PLEASE LIST ALL AGENTS WHO RECEIVE OVERWRITING COMMISSIONS ON THIS APPOINTMENT:

Robert Tonachio
Name ____ Code Number ____

Name ____ Code Number ____

Name ____ Code Number ____

Name ____ Code Number ____

Approved by: ____ Date ____

Print Name ____

Please provide us with a contact name and phone number in case we have any questions regarding this package.

Robert Tonachio
Contact Name (print)

(865) 376-4925
Phone Number

AMERUS Life

AmerUs Life
611 Fifth Avenue
Des Moines, Iowa 50309
515/283-2371
515/242-2385 Fax
www.ameruslive.com

Application for Contract

Please Print

CORPORATION GENERAL INFORMATION (complete this section only if commissions are to be paid to a corporation. Corporation must be licensed).

Corporation Name	Tax I.D. Number	Business Phone Number ( )

Business Address	City	State	Zip

PRODUCER INFORMATION

Producer Last Name	First	Middle Initial	Social Security Number
Ionacchi	Robert	J.	*** FISMA & OMB Memorandum M-07-16 ***

Business Street Address	County	City	State	Zip
615 River RD	Roane	Kingston	TN	37763

Business Phone Number	Fax Number	Resident Phone Number	No. of Years at Current Residence
(865) 376-4925	(865) 376-2294	(865) 376-1030	20

E-Mail Address: robjames

Date of Birth: 4/20/37 ☒ Male ☐ Female

Resident Street Address	County	City	State	Zip
615 River RD.	Roane	Kingston	TN	37763
Previous Address(es) if less than 10 years Street	County	City	State	Zip

A "YES" ANSWER TO ANY QUESTION REQUIRES A WRITTEN EXPLANATION TO BE ATTACHED.

Have you (or the Corporation) or any individual engaged by the Corporation:

a) Ever been discharged from any employment or had an insurance producer contract terminated for reasons other than low production? ☐ Yes ☒ No

b) Ever been penalized or fined, had a license refused, suspended or revoked; or been the subject of any insurance department complaint; or is any such action now pending by the insurance department of any state? ☐ Yes ☒ No

c) Ever been sued by a policyholder or insurance company because of any allegations of wrongdoing on your part as an agent? ☐ Yes ☒ No

d) Have you ever plead guilty, Nolo Contendre, or been convicted of a felony, including but not limited to crimes involving dishonesty, breach of trust, or a violation of any federal law? ☐ Yes ☒ No

E&O Insurance Carrier: Columbia Casualty Co. ACORD Corp. Policy # 169846365

Attach copies of insurance licenses for each state(s) in which you wish to be appointed.

Authorization Agreement for Automatic Deposit (ATTACH VOIDED CHECK)

I hereby authorize AmerUs Life and the financial institution named below to initiate credit entries to my account (this includes my authorization to you to reverse any entries made in error).

Depository Name	Bank Transit ABA Number	Account Number
Union Planters Bank		0000130 5069

This authority is to remain in full force and effect until AmerUs Life has written notification from me of its termination in such time and in such manner as to afford AmerUs Life a reasonable opportunity to act on it.

Note: In order to be set up for Automatic Deposit, a void check or other document that shows your bank ABA number and account number must be attached.

Notice and Authorization to Obtain and Disclose Information

I authorize the Company to obtain or have prepared a consumer report or an investigative consumer report on my creditworthiness, character, reputation, personal characteristics, and mode of living under the Fair Credit Reporting Act. I acknowledge that I have the right to a consumer report or to request a copy of the Fair Credit Reporting Act Notice and receive detailed information about any investigation from the company at any time. I understand the Vector Insurance Network may be checked for any reported outstanding agent debt with previous employers. A photographic copy of this authorization shall be valid as the original.

Agent Agreement

By my signature below, I hereby acknowledge I have read the attached copy of the AmerUs Independent Agent Contract and I understand this application will form and become a part of my Contract with AmerUs. I agree that, upon approval of this Application by AmerUs, my signature below will be deemed my signature on the attached Contract. I agree to be bound by all of the terms and conditions of the attached Contract including any schedules, supplements or amendments. I agree not to solicit business until I receive notification from AmerUs that I am authorized to do so. I understand and agree that, if appointed, any misrepresentation of facts herein provided will be grounds for termination of the Contract at the sole discretion of the Company.

For California and Minnesota Residents Only

Pursuant to section 1785.20.5(a) of the California Civil Code and 13C.02 Subdivision 2 of the Minnesota Code, you are hereby notified that a consumer credit report will be obtained from TransUnion, 555 West Adams Street, Chicago, IL 60661-3801, in connection with this application. The Vector Insurance Network may be checked for any reported outstanding agent debt with previous employers. Please indicate whether or not you wish to receive at no charge to you a copy of this report: ☒ Yes ☐ No

Producer Signature: [signature] Date: 11-27-03

If signing on behalf of a corporation, please specify officer title. ______




AMERITAS
VARIABLE LIFE INSURANCE COMPANY
A STOCK COMPANY

AmerUs Life Insurance Company
611 Fifth Avenue
Des Moines, Iowa 50309
515/283-2371
800/800-9882
www.ameruslive.com

Consumer Report Authorization

Authorization and Release for Use of Consumer Reports

In making this application for an Agent's Contract, I understand that a credit report and consumer investigation may be prepared. I understand that such reports may be prepared whereby information about me is obtained through personal interviews with neighbors, friends, or others with whom I am acquainted. These reports include information as to my character, reputation, personal characteristics, and mode of living. I understand that I have the right to make a written request within a reasonable period of time to receive additional detailed information about the nature and scope of any investigation performing in preparing such reports. The Vector Insurance network will be checked for any reported outstanding agent debt with previous employers. I hereby authorize AmerUs Life or AVLIC to procure a credit report and/or consumer investigative report, and release it from all liability in connection from procuring and using such reports. This authorization and release, in original or copy, shall be valid for this and any other reports or updates.

For California and Minnesota Residents Only

Pursuant to section 1785.20.5(a) of the California Code and 136C-02 Subdivision 2 of Minnesota Code, you are hereby notified that a consumer credit report will be obtained though TransUnion, 555 West Adams Street, Chicago, IL 60661-3601, in connection with this application. The Vector Insurance Network will be checked for any reported outstanding debt with previous employers. Please indicate below whether or not you wish to receive at no charge to you a copy of this report. ☐ Yes ☐ No

Date: 10-27-03

Signature of Agent: [signature]

http://www.unionplanters.com

ROBERT J. TONACHIO
615 River Rd
Kingston, TN 37763

3058

87-228/640
BRANCH 4704E

Date

Pay to the
Order of $

VOID

Dollars

Security Features Details on Back

UNION PLANTERS BANK

For

MP

⑆064002280⑆3058 ⑈0001305069⑈

mgibbs
1/31/2003 7:40 am

ACORD. CERTIFICATE OF INSURANCE

ISSUE DATE (MM/DD/YY) 1/31/03

Producer: Cal-Surance Associates, Inc.
P.O. Box 7048
Orange, CA 92863

Insured: Agents of Legacy Marketing Group
Robert J. Tonachio
615 River Rd.
Kingston, TN 37763
FAX: 865-376-2294

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW.

COMPANIES AFFORDING COVERAGES

COMPANY LETTER A	Columbia Casualty Co.-A CNA Company
COMPANY LETTER B	
COMPANY LETTER C	
COMPANY LETTER D	
COMPANY LETTER E	

Coverages

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THE CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

CO LT	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE	POLICY EXPIRATION	LIMITS	
	GENERAL LIABILITY [ ] COMMERCIAL GENERAL LIABILITY [ ] CLAIMS MADE [ ] OCCUR [ ] OWNER'S & CONTRACTORS PROT. [ ]					
	AUTOMOBILE LIABILITY [ ] ANY AUTO [ ] ALL OWNED AUTOS [ ] SCHEDULED AUTOS [ ] HIRED AUTOS [ ] NON-OWNED AUTOS [ ] GARAGE LIABILITY				COMBINED SINGLE LIMIT	$
					BODILY INJURY(Per person)	$
					BODILY INJURY(Per Accident)	$
					PROPERTY DAMAGE	$
	EXCESS LIABILITY [ ] UMBRELLA FORM [ ] OTHER THAN UMBRELLA FORM				EACH OCCURRENCE	$
					AGGREGATE	$
	WORKER'S COMPENSATION & EMPLOYER'S LIABILITY				STATUTORY LIMITS	
					EACH ACCIDENT	$
					DISEASE POLICY LIMIT	$
					DISEASE EACH EMPLOYEE	$
A	OTHER [x] Claims Made Description: Life Agents E&O Deductible	169846365	02/01/2003	02/01/2004	**Description**	**Amount**
					Annual Aggregate	$1,000,000.00
					Annual Policy Aggrega	$50,000,000.00
					Each Claim/Each Agent	$1,000,000.00

DESCRIPTION OF OPERATIONS/LOCATIONS/VEHICLES/SPECIAL ITEMS

The terms of the policy dictate that if the agent's contract terminates, coverage ceases that same date. Coverage applies to Life, A&H, Disability, Annuities, Variable Life Ins., Variable Annu.and SEC Reg. Mutual Funds. Deductible: -$0- Legacy Mkt. Group products & svcs., $1000 (Damages Only) on all other covered products & svcs. Sublimit of $250,000 Per Claim/$250,000 Agg. Per Ins. with $500,000 Total Policy Agg. RE: Ins. Co. Insolvency Claims.

Individual coverage effective date 02/01/2003

CERTIFICATE HOLDER

Robert J. Tonachio
615 River Rd.
Kingston, TN 37763

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, THE ISSUING COMPANY WILL ENDEAVOR TO MAIL 0 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER NAMED TO THE LEFT, BUT FAILURE TO MAIL SUCH NOTICE SHALL IMPOSE NO OBLIGATION OR LIABILITY OF ANY KIND UPON THE COMPANY, ITS AGENTS OR REPRESENTATIVES.

AUTHORIZED REPRESENTATIVE

AMERUS
Life

AmerUs Life
611 Fifth Avenue
Des Moines, Iowa 50309
515/283-2371
515/242-2385 Fax

Independent Agent Contract

Agent: Robert J. Tonacchio Contract Date: ______________________

This Contract is made between AmerUs Life Insurance Company ("we" and "us") and the person, firm or corporation named above.

Appointment

We hereby appoint you to act as our agent, subject to the terms and conditions stated below, for the insurance products described in the attached schedules. You agree to comply with all applicable statutes and regulations and with our rules and operating procedures that we publish from time to time.

License

Subject to rules we may establish from time to time, we will pay license appointment fees required by the state in which you have your principal place of business.

Receiving Premiums

You have the authority to collect the first premium only and shall promptly remit that premium to us. You may not commingle policyowner premiums with your personal funds or with your agency funds, and premium payments may not be remitted from personal or agency accounts (except on policies you personally own or except as specifically otherwise agreed in advance in writing). All monies received by you for or on behalf of us shall be made payable to us, and you are not authorized to endorse or cash checks, drafts, money orders or financial instruments made payable to us.

Company's Exclusive Authority

Only we have the authority to change any of the terms, rates or conditions of our contracts or policies. We may at our discretion:

a. Modify or amend any plan of insurance.
b. Set maximum and minimum limits on the amount for which any plan of insurance may be issued.
c. Modify the conditions under which any plan may be sold.
d. Discontinue or withdraw any plan from your operating area.
e. Cease doing business in your operating area.
f. Establish rules governing the commissions to be paid on any policy which has been reinstated, converted or has replaced existing insurance.
g. Determine the amount of commissions to be paid on policies not enumerated herein.
h. Make charges for rejected, undelivered or reissued policies.

Advertising

Any sales promotion, sales material or other advertising material you use in connection with our policies shall be submitted to us for our prior written approval of each specific item. You agree not to use any such material until after you receive that approval.

Independent Contractor

You are our independent contractor. Nothing contained in this Contract shall be construed to create an employer-employee relationship between you and us. You shall be free to exercise independent judgment as to the time and manner you may perform the acts you are authorized to perform under this contract.

Delivery of Policies

Policies shall be delivered only upon payment of the initial premium. Policies not delivered within the delivery period shall be returned to us.

Authority over Agents

You have authority to recruit and recommend to us individuals to be appointed as our agents. No recommendation or application for appointment or contract will be effective until approved by us at our home office in Des Moines, Iowa. You may designate agents on whose production you are to receive compensation from us, pursuant to the Agent Contract Transmittal Form or similar communication. You will be responsible for the activities of any such agents on whose production you are entitled to receive and/or have received compensation from us (referred to as "your agents").

Return of Premiums

We may reject applications of insurance without specifying the reason, or cancel any policy and return the premium. You shall refund to us any compensation on cancelled or declined policies or on returned premiums.

Indemnity and Indebtedness

You agree to indemnify us for any loss, cost or expense we incur (including attorneys' fees) caused or created by you or your agents. This indemnity shall apply to all acts and omissions and any debt or debit balance (including the cost of collection and attorneys' fees) you or your agents incur.

You grant to us a first priority security interest in all compensation payable to you to the extent of any obligation you owe to us, and we shall have the right of offset against any such compensation. Any amount not fully paid within thirty (30) days of demand shall bear interest at the rate of 12% per year.

Contract Non-Assignable

Any assignment or pledge of your earnings under this Contract must have our written consent, and is subject to our prior security interest and right of offset. All other rights under this Contract are personal to you and may not be transferred or assigned.

Compensation

Compensation, fees and bonuses, if any, shall be paid in accordance with the attached commission schedule, as modified from time to time, for production by you or your agents. Amounts payable to you on sales by your agents shall be reduced by the amount payable to such agent(s), so that you will receive only the override on such sales.

We may amend from time to time the terms and conditions for payment of Compensation as set forth on any supplement. We will give you written notice of any such amendment. No amendment shall reduce the Compensation paid to you on business sold by you or your agents prior to the effective date of the amendment.

Termination

This Contract may be terminated with or without cause by either you or us upon thirty (30) days written notice to the last known address of the other party. This Contract is terminated automatically without cause upon your death if it is an individually signed (non-corporate) contract. We can terminate this Contract for cause immediately upon written notice to your last known address. "Cause" shall include, but not be limited to, the following:

a) you withhold, embezzle or misappropriate any money or other property belonging to us;
b) you subject us to a liability due to your misfeasance or malfeasance;
c) you fail to comply with the laws, rules or regulations of any federal, state or other governmental agency or body having jurisdiction over you or us;
d) you commit a material breach of this Contract;
e) you commit any fraud;
f) you fail to pay any indebtedness to us upon demand; or
g) you have ever plead guilty, nolo contendere, or been convicted of a felony, including but not limited to crimes involving dishonesty, breach of trust or a violation of any federal law.

Upon termination for cause, no further compensation shall be payable hereunder. Except as otherwise provided, first year and renewal commissions shall be fully vested as premiums are applied. Upon termination with or without cause, supplies and other property furnished by us shall be returned upon demand.

Arbitration

You and we agree that any disputes arising out of or relating to this Contract shall be arbitrated in accordance with the Rules of the American Arbitration Association and the Federal Arbitration Act. Arbitration may not be initiated unless the party requesting arbitration has given the other party at least 30 days prior written notice of its intent to initiate arbitration and a detailed description of the basis of the dispute. A single arbitrator (or, in any matter in which the amount in controversy exceeds $100,000, a panel of three arbitrators) shall interpret this Contract in accordance with Iowa law and shall conduct proceedings in accordance with the Federal Rules of Civil Procedure. Any punitive damages awarded by the arbitrator(s) shall not exceed two times compensatory damages awarded. Any award of the arbitrator shall be deemed final and judgment upon such award may be entered and enforced in any Iowa District Court and transferred to any other jurisdiction. Such arbitration will be held in Des Moines, Iowa.

Non Interference

You agree you will not, directly or indirectly, induce or urge any AmerUs Life policyowner, after termination of this Contract, to lapse, surrender or otherwise terminate any policy, or induce or urge any member of our field force to terminate any relationship with us. In the event this provision is violated, and without limitation of our other remedies, all your rights to Compensation under this Contract will immediately cease and you will be liable for any damages we suffer. You further agree that money damages for your breach of this provision will be inadequate and that we are also entitled to seek injunctive relief to prevent further breaches of this provision. We may seek that injunctive relief, coupled with any claim by us for damages, in any state or federal district court in Des Moines, Iowa, and you agree that those courts have personal jurisdiction over you for the purpose of such actions, which shall not be subject to the Arbitration provisions of this Contract.

Entire Agreement

Except for compensation payable with respect to business sold under any previous contract between you and us, this Contract supersedes any previous agreements between you and us. This Contract sets forth the entire agreement between you and us and may not be altered or modified except in a writing signed by you and our authorized officer. This Contract shall be governed by the laws of the State of Iowa, without regard to principles of conflicts of law.

Contract is executed upon approval of the attached Application for Contract by AmerUs.

/s/ ______________________________

Senior Vice President, Sales
AmerUs Life

AMERUS
Annuity Group

555 S. Kansas Avenue, P.O. Box 2039
Topeka, KS 66601-2039

Marketing Department: (800) ANNUITY, ext. 330

ELECTRONIC FUNDS TRANSFER
AUTHORIZATION FOR DIRECT DEPOSITS (ACH CREDITS)

Agent: Robert J Tonachio Agent Number: A0042

Payee: Robert J Tonachio Payee Tax ID #*** FISMA & OMB Memorandum M-07-16 ***

I (we) hereby authorize **AMERICAN INVESTORS LIFE INSURANCE COMPANY, INC.**, hereinafter called the **COMPANY**, to initiate credit entries to my (our):

Check Only One Box

[✓] Checking Account [ ] Savings Account

indicated below and the depository financial institution named below hereinafter called the **DEPOSITORY**, to credit the same to such account. I (we) acknowledge that the origination of ACH transactions to my (our) account must comply with the provisions of U.S. law. I (we) understand that all agent numbers associated with the tax ID # listed above will be paid by EFT.

DEPOSITORY (BANK) Name: Union Planters Bank

Branch: Kingston

Branch Address: 320 N Kentucky St

City Kingston ST TN ZIP 37763

Telephone Number: 865-376-3434

TRANSIT/ABA NO: 0 6 4 0 0 2 2 8 0
(See Back for Instructions)

ACCOUNT NO: 0 0 0 1 3 0 5 0 6 9 _ _ _ _

NAME OF ACCOUNT:

(INCLUDE COPY OF VOIDED CHECK)

This authority is to remain in full force and effect until the **COMPANY** has received written notification from me of its termination in such time and in such manner as to afford the **COMPANY** and the **DEPOSITORY** a reasonable opportunity to act on the notification.

I understand that my/our first direct deposit will be deferred for a period of 10 days after the date this authorization is processed by the **COMPANY** unless otherwise notified by the **COMPANY**. I authorize the **COMPANY** to make monthly payments by check to the address of record unless payments are currently being sent to an alternate address. If payments are currently being sent to an alternate address, I understand that the payment(s) will be mailed to that address until the direct deposit begins.

Agent [signature] Date 7-13-04

FOR HOME OFFICE USE ONLY

American Investors Life Insurance Company has initiated the ACH credit referenced above.

Licensing Specialist ____________ Date ____________

ANY CHANGES MADE TO THIS EFT ACCOUNT WILL REQUIRE AN ADDITIONAL 10 DAY PRE-NOTE.
COMMISSION STATEMENTS WILL ONLY BE AVAILABLE TO YOU ON-LINE

INSTRUCTIONS FOR COMPLETING ELECTRONIC FUNDS TRANSFER AUTHORIZATION FOR DIRECT DEPOSITS (ACH CREDITS) FORM

The AUTHORIZATION FOR DIRECT DEPOSITS form is provided for you to enroll for EFT Direct Deposit of your commission payment. Please provide all information requested on this form. Missing or incomplete information will delay the processing of your request. This form must be completed in its entirety in order for your EFT to be process and paid to you correctly. The request must be signed by the agent or payee. Your commission statement will only be available on-line.

A voided check must be included with your request. If you are unsure about the correct way to complete the form, please reference the following sample check information.

Joe Smith
123 Any Street
Any City, US 12345

1234

Date ____________

Pay to the order of ______________________________ $ ________

VOID

______________________________ Dollars

ABC Bank
PO Box 1111
Any City, US 11111

Memo______________________ ______________________

:107198557: 1111111 1234

Transit /ABA No — Checking Account Number — Check Number

A VOIDED CHECK (OR DEPOSIT SLIP) MUST BE INCLUDED WITH YOUR REQUEST

COMMISSION STATEMENTS WILL ONLY BE AVAILABLE TO YOU ON-LINE

AMERUS
Annuity Group

(785)
276-3515

DATE: July 7, 2004

TO: Our Producers and Marketing Organizations

FROM: Al Atha

RE: New Commission Procedure

AmerUs Annuity Group processes over 30,000 commission payments annually. The expense associated with paper/print processes and overnight delivery of commissions continues to increase. More importantly, since the majority of commissions are now processed four days per month (our EIA buy dates), the process creates a strain on staff that is clearly unnecessary and completely avoidable.

The time has come to make Electronic Funds Transfer (EFT) our primary method of commission payment. EFT provides a speedy, no hassle deposit of commissions into your bank account, whether you are home or away. Once implemented, our home office staff will be able to spend their time helping you in more meaningful ways.

In addition, effective August 31, 2004 we will discontinue mailing all paper commission statements. You will continue to receive paper commission statements through August 31, 2004. After that, they will only be available on-line. If you want, you can check out the on-line commission statements now on our website, mca.amerusannuity.com.

Our website provides access to policy values, rollover status and commission statement histories. Agents use the website everyday to get current forms, information on current activity, as well as client information 24 hours a day. You can now check your commissions everyday from anywhere you have Internet access. Everything is faster!

Change isn't easy, but we are confident it will be worthwhile. Take a moment, right now, to complete the enclosed EFT enrollment form. It will literally take two minutes, MAX! Please return the forms to us in the postage paid envelope and we'll do the rest.

Thanks for your help on this. We appreciate your cooperation.

It just makes "cents"

Electronic Funds Transfer (EFT)

Would you like to receive your commission check without worrying about mail delays?

AmerUs Annuity Group's Electronic Funds Transfer is a service that deposits your commission payment directly into your checking or savings account. Even when you are out of town, your commission payment will be deposited and you will have immediate availability of your funds. Best of all, it's **FREE!** There is no charge to you.

Enrolling is easy!

To enjoy the convenience, safety and reliability of this service, simply complete and sign the enclosed authorization form and return it, along with a voided check, to AmerUs Annuity Group in the envelope provided. We will take care of the rest!

Important Information Concerning EFT:

1. The Authorization for Direct Deposit must be accurate and complete. Missing information may delay the processing of your request.
2. You must include a voided check to ensure that all bank account information is correct. It helps avoid mistakes, which may slow down the process.
3. Your commission payment will be sent to the address of record until the EFT transfer begins.
4. Any changes to your Direct Deposit must be submitted in writing.

We'll be happy to help!

We have provided a handy reference of Frequently Asked Questions about Electronic Funds Transfer.

Questions? Call the Marketing Department at
(800) ANNUITY, ext. 330.

AMERUS
Annuity Group

QUESTIONS & ANSWERS

Q. How does Electronic Funds Transfer work?
A. Your commission payments are electronically sent to your financial institution.

Q. How do I enroll for EFT?
A. Simply complete the enclosed Authorization for Direct Deposits and return it, along with a voided check, in the envelope provided.

Q. When will I receive my first EFT?
A. A pre-note will be sent to your bank within 10 working days. You will receive confirmation in writing letting you know when to expect your first transmission.

Q. Will I receive a record of my Electronic Funds Transfer transactions?
A. Yes. Your Direct Deposits will appear on your bank statement and on your commission statement on the website. Instead of "check amount" you will see "EFT amount".

Q. How can I find out when my deposit was added to my account?
A. Call your bank and ask if any direct deposits were applied. Be sure to ask for a direct deposit or electronic funds transfer, not a wire.

Q. Can money be deducted from my checking or savings account?
A. No! AmerUs Annuity Group can only deposit your commission payment into your checking or savings account.

Q. What if I change banks or bank account numbers?
A. If you plan to change banks or the bank account into which you wish to have your commission payments deposited, please call (800) ANNUITY, ext. 330 promptly. Then, you simply complete and sign a new Authorization form and attach a voided check from your new account.

Q. Can AmerUs Annuity Group deposit my commission payment into a money market or mutual fund account?
A. No. AmerUs Annuity Group can only deposit your commission payment into your checking or savings account.

Q. How much does EFT cost?
A. The EFT option is offered **FREE** to our agents.

Questions? Call the Marketing Department at
(800) ANNNUITY, ext. 330.

BANKERS LIFE OF NY
An AMERUS Company

Bankers Life Insurance Company of New York
65 Froehlich Farm Blvd.
Woodbury, NY 11797-2933
800/252-4467
516/364-5920 Fax

General Agent's Contract Application

GENERAL AGENCY NAME: ______

A copy of your current license must be submitted along with this form. All sub-licensees on corporate license must complete the producer information on this form.

GENERAL AGENCY CORPORATE INFORMATION *(complete this section if commissions are to be paid to a corporation. Corporation must be licensed.)*

Corporate Name: Robert James & Associates, Inc Tax ID Number: ______

Name(s) on corporate license: Robert Tonachio

Business Address: 615 River Road (Street) ______ (County) Kingston (City) TN (State) 37763 (Zip)

PRODUCER INFORMATION *If more than one principal or other officers of the corporation will be appointed, complete this portion of the questionnaire for each appointee. (Additional copies are available from the home office)*

Last Name, First Name, Middle Initial: Tonachio, Robert, J.

Date of Birth: 4-20-1937 Social Security Number: ***FISMA & OMB Memorandum M-07-16*** Male ✓ Female ____

Business Street Address: 615 River Road (Street) ______ (County) Kingston (City) Tn (State) 37763 (Zip)

Business Phone Number: 865-376-4925 Fax Number: 865-376-2094 E-Mail Address: rjaadmin@bellsouth.net

Residence Street Address: 615 River Road (Street) ______ (County) Kingston (City) Tn (State) 37763 (Zip)

Residence Phone Numer: 865-376-4925 No. of years at current address: 40+

Prior Residence Address: ______ (Street) ______ (County) ______ (City) ______ (State) ______ (Zip)

No. of years at prior address: ______ Designation(s): ______

OVERNIGHT DELIVERY ADDRESS: ______ (Street) ______ (County) ______ (City) ______ (State) ______ (Zip)

OFFICE CONTACT PERSON: Kim Ezell 866-204-3631 ext 4

COMMISSION PAYMENT: ☐ One Check to the General Agent ☐ Separate Checks to the General Agent

COMPANY AFFILIATIONS

Company	From	To	Type of Contract	Current Status

COMPANY PUBLICITY: ☐ I WOULD ☐ I WOULD NOT like my name included in company publicity items (ie. lists of top achievers, convention qualifiers, meeting attendance lists, etc.)

Have you, the corporation, or any officer, director, or employee of the corporation:

a. Are you presently or have you ever been contracted with AmerUs Life, Indianapolis Life, or Bankers Life of New York? .... ☑ Yes ☐ No

If you answered yes to the above question, please provide producer code and details including states licensed in A0042 - R-I787

______

(Please include copy(ies) of license(s) & Non-Resident Fees)



BL-111 11/03

b. Do you have any new business pending? .... ☐ Yes ☑ No
If you answered yes to the above question, please include client's name, the date application was signed and the state application was signed in

c. Error's & Omissions coverage is required, please provide Carrier and Policy Number Cal Surance

Attach carrier declaration page

d. Ever been subject to any claims resulting in payment by your E & O carrier? .... ☐ Yes ☑ No

e. Do you hold a Securities License; if so who is your broker/dealer?

f. Has your insurance license ever been revoked? .... ☐ Yes ☑ No

g. Ever been discharged from any employment or had an insurance producer contract terminated for reasons other than low production? ☐ Yes ☑ No

h. Ever plead guilty or Nolo Contendre (no contest) to or been convicted of any offense other than a minor traffic violation: .... ☐ Yes ☑ No

i. Have you; the corporation; any officer, director, or employee of the corporation; or any company or agency represented by either you or the corporation been sued because of any allegation of wrongdoing as an insurance producer? .... ☐ Yes ☑ No

j. Is your or the corporation's commission account with any other insurer in a negative position or in dispute, or have either of you been sued by an insurer to recover commissions or other amounts? .... ☐ Yes ☑ No

k. Have you ever been sued or subjected to regulatory inquiry or action as a result of any activity relating to the promotion or sale of securities or other investments? .... ☐ Yes ☑ No

l. Have you filed for bankruptcy in the last 7 years? .... ☐ Yes ☑ No

m. If you answered yes to any of the above questions, please provide an explanation for each. (Attach a separate sheet if necessary).

AUTHORIZATION AGREEMENT FOR AUTOMATIC DEPOSIT (ATTACH VOIDED CHECK)

I hereby authorize AmerUs Life, Bankers Life, Indianapolis Life, and the financial institution named below to initiate credit entries to my account and to reverse any entries made in error. I understand that the company will give me prior notice of any such reversal.

Depositor Name Regions Bank Bank Transit ABA Number ______

Account Number 73810460411

This authorization is to remain in full force and effect until AmerUs Life, Bankers Life, or Indianapolis Life has written notification from me of its termination in such time and in such manner as to afford AmerUs Life, Bankers Life, or Indianapolis Life a reasonable opportunity to act on it. **Note:** In order to be set up for Automatic Deposit, a void check or other document that shows your bank ABA number and account number must be attached.

Taxpayer Identification Number (TIN)

Enter your taxpayer identification number or social security number ______

Certification - Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and:
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

GENERAL AGENT AGREEMENT

By my signature below, I hereby acknowledge I have read the attached copy of the AmerUs Life, Bankers Life Insurance Company of NY, or Indianapolis Life Contract and I understand this Application will form and become a part of my Contract. I agree that, upon approval of this Application, my signature below will be deemed my signature on the attached Contract. I agree to be bound by all of the terms and conditions of the attached Contract including any schedules, supplements or amendments. I agree not to solicit business until I receive notification from the Insurer that my Application has been approved and that I am authorized to do so. I understand and agree that, if appointed, any misrepresentation of facts herein provided will be grounds for termination of the Contract at the sole discretion of the Insurer.

PRODUCTION: I understand that Bankers Life Insurance Company of New York's General Agent Contract is being provided to me on the basis of my being able to produce $100,000 first-year annualized target life premium per year. I further understand that in failing to meet this commitment I may be offered other contract options based on production achieved. This requirement will be reviewed on an annual basis.

I hereby certify that the above information is true and correct to the best of my knowledge:

General Agent's Signature and Date: [signature] 9-12-2006

Witness Signature and Date: ______

If signing on behalf of a corporation, please specify officer title. President

BL11111111103802

INDIANAPOLIS LIFE

BANKERS LIFE OF NY

AMERUS Life

Indianapolis Life Insurance Company
Licensing and Contracting
P.O. Box 14590
Des Moines, IA 50306-3590
800/800-9882
515/557-2669 Fax

Bankers Life Insurance Company of NY
65 Froehlich Farm Blvd.
Woodbury, NY 11797-9847
888/900-9543
516/390-7435 Fax

AmerUs Life Insurance Company
Licensing and Contracting
P.O. Box 1555
Des Moines, IA 50306-1555
800/800-9882
515/557-2669 Fax

Consumer Report Authorization

Authorization and Release for Use of Consumer Reports

In making this application for an Producer's Contract, I understand that a credit report and consumer investigation may be prepared. I understand that such reports may be prepared whereby information about me is obtained through personal interviews with neighbors, friends, or others with whom I am acquainted. These reports include information as to my character, reputation, personal characteristics, and mode of living. I understand that I have the right to make a written request within a reasonable period of time to receive additional detailed information about the nature and scope of any investigation performed in preparing such reports. The Vector Insurance network will be checked for any reported outstanding producer debt with previous employers. I hereby authorize AmerUs Life, Bankers Life Insurance Company of NY, and Indianapolis Life to procure a credit report and/or consumer investigative report, and release it from all liability in connection from procuring and using such reports. This authorization and release, in original or copy, shall be valid for this and any other reports or updates.

For California, Minnesota, and Oklahoma Residents Only

Pursuant to the laws and regulations of the states of California, Minnesota, and Oklahoma, you are hereby notified that a consumer credit report will be obtained through Professional Resource Screening, P. O. Box 5130, Concord, CA 94524, in connection with this application. The Vector Insurance Network will be checked for any reported outstanding debt with previous employers. Please indicate below whether or not you wish to receive at no charge to you a copy of this report. ☐ Yes ☐ No

Date: 9-12-06

Signature of Producer: [signature]

Social Security Number: *** FISMA & OMB Memorandum M-07-16 ***

Printed Name: Robert Toncchio



14030 12/03

20. ADVERTISING

A. General Agents are responsible for knowing all laws and regulations and standards relating to the marketing of life and health insurance products in states where they are licensed.

B. No promotional material, advertising circulars, radio or television broadcasts, or other advertising in any form concerning the Company or its products shall be made, published or circulated by the General Agent unless prior written approval of the Company shall have been obtained.

21. POLICY ILLUSTRATIONS

A. If illustrations or other sales materials are used, a copy of all such materials must be left with the applicant at the time the sales presentation is made when requested by the applicant or if required by state law or regulations. Note: The replacement regulations of most states require copies of all sales materials be left with the applicant at the time of presentation.

B. Illustrations should use only factors and assumptions relevant to the particular insured and policy shown. If a policy is issued other than applied for, a new illustration using the same assumptions as the policy actually issued must be provided.

C. The General Agent shall not use interest rate or dividend scale assumptions greater than current experience. It is recommended applicants be shown illustrations run with interest rates or dividend scale lower than current experience together with the standard current interest rates and dividend scale.

D. The General Agent shall not use illustration software showing policies not yet available in the state where the policy is to be purchased: nor shall representatives use software showing out-dated values where the product has been re-priced or modified.

E. The General Agent shall not use the term "vanishing premium" to describe the payment of premiums from existing policy values. The agent shall not refer to a policy as "paid up" or as "single premium" unless any conditions or limitations are fully disclosed to the customer.

F. The General Agent should always be certain the customer understands the nature of the product he or she is purchasing.

G. Any time an illustration is used, the complete illustration must be provided to the Policy owner, including pages containing footnotes, disclosures, and guarantees. Explanatory notes and disclosures may not be modified or removed. A copy of the signed illustration must be sent to the Company along with the application.

22. POLICY REPLACEMENT

The General Agent shall comply with all state replacement laws and regulations with regard to all Company business.

23. AGENTS AND EMPLOYEES OF GENERAL AGENTS

A. The General Agent shall be responsible for the acts of his employees and Agents and the General Agent agrees to hold the Company harmless from any claim arising out of any acts or omissions of his employees or his Agents, or from any unauthorized expense incurred by said Agents or employees.

B. The contracts made by the General Agent with Agents shall be drawn to conform with and shall carry out the purposes and provisions of this contract. A copy of each such Agent's contract shall be forwarded to the Company for retention in the Company's files. The Company may prescribe the form of the contract between the General Agent and his/her Agents.

C. The Company shall have the right to cancel the license of any Agent appointed hereunder when the company determines that such Agent's operations are detrimental to the best interests of the Company or of the public.

D. The compensation of Agents shall be paid by the General Agent out of commissions and other compensation paid to the General Agent as set forth in this contract or schedules and supplements hereto. The Company at its discretion may pay the Agent any commissions or remunera-tion's which are then or may thereafter become due to said Agent under the terms of the Agent's contract with the General Agent and the Company may deduct said payments from any amount due from the Company to the General Agent. Payments made directly by the Company to Agents shall be a first lien on all amounts due the General Agent hereunder.

24. TERMINATION OF CONTRACT

A. Either party may terminate this contract by giving thirty (30) days notice to the other of his intention to terminate the contract.

B. The Company may terminate this contract immediately for cause. For cause means any violation by the General Agent of the terms of this contract and includes, but is not limited to, fraud, failure to remit funds, misrepresentation or failure to secure and maintain necessary licenses.

C. If this contract is terminated for cause as herein defined, no commissions or other compensation or allowance shall be payable.

D. Upon termination of this contract for any reason, all indebtedness of the General Agent to the Company shall immediately become due and payable.

25. CAPTION

The captions and sub-captions contained in this contract are for the purpose of convenience and shall not be construed as limiting or expanding the text.

26. ENTIRE CONTRACT

This contract (and application for), Commission Schedules referred to herein supersede all previous contracts between the parties, if any, and constitute the entire contract between the parties. The contract can be changed or modified on behalf of the Company only by the written consent of the President or a Vice President of the Company.

IN WITNESS WHEREOF, this Contract was executed on this 12 day of Sept 20 06 at Kingston Tn, 37763

BANKERS LIFE INSURANCE COMPANY OF NEW YORK

By ____________________
Vice President

Robert Tonachio
General Agent



BL-101 1/04

BANKERS LIFE OF NY
An AMERUS Company

GENERAL AGENT SCHEDULE OF EXPENSE ALLOWANCE PAYMENTS

Attached To and Made Part of the General Agent's Contract dated: ______________________

Expense Allowance Payments herein provided for is not extra compensation but an allowance for expenses incurred and is subject to change on notice by the Company. Allowances shall be determined monthly.

If the Company shall return premiums on any policy or cancel it for any reason whatsoever, the General Agent agrees to repay to the Company on demand, the amount of Expense Allowance Payments received with respect to premiums so returned.

If any policy is surrendered, lapses or is placed on one of its non-forfeiture options within six (6) months prior to or after the date of issue of any new policy on the same life, an Expense Allowance Payment on the new policy will be determined by the Company. Upon termination of the General Agent has the General Agent incurred contract for any cause whatsoever, no further Expense Allowance Payments will be due or paid by the Company to the General Agent whether or not any expense has.

In no event shall the total of first year agent's ordinary life and annuity commissions and Expense Allowance Payments earned by the General Agent in any calendar month exceed 91% of first year ordinary life and annuity premiums. Any Expense Allowance Payments earned in Excess of this 91% limitation shall be withheld and used in a subsequent calendar month to the extent that a lower percentage may develop.

No payment hereunder may be used to effect compensation in excess of the limits of the insurance law of the State of New York for the sale of insurance.

Expense Allowance Payments shall be in an amount not to exceed the following percentages of the first year commission plus overrides paid on all new insurance.

* Capital Solution UL	- 70.68% of Commission	- 41% of Premium
* Survivor Solution UL	- 70.68% of Commission	- 41% of Premium
* Eagle Solution UL **(Discontinued 6/30/05)**	- 70.68% of Commission	- 41% of Premium
* Liberty Solution UL	- 70.68% of Commission	- 41% of Premium
* Liberty Solution Plus UL	- 70.68% of Commission	- 41% of Premium
* Liberty Performance Whole Life (Age 18 to 63)	- 70.68% of Commission	- 41% of Premium
* Liberty Performance Whole Life (Age 64+)	- 63.79% of Commission	- 37% of Premium
* Term 20, & 30 Year	- 70.68% of Commission	- 41% of Premium
* Landmark Whole Life	- 70.68% of Commission	- 41% of Premium
* Liberty Flex Annuity	- 00.00% of Commission	- 00% of Premium

Bankers Life Insurance Company of New York

Date: 9-13-2006 By: ______________________
(Company Officer)

I hereby accept and agree to the above and to the provisions thereof:

By: ____________ General Agent: [signature]

BL-040 (06/05)

65 Froehlich Farm Boulevard Woodbury, NY 11797 Phone: 1-888-900-9543 Fax: 516 390-7435

Exhibit 6.1

Columbus Life Insurance Company



400 East Fourth Street
PO Box 5737
Cincinnati, OH 45201-5737
1-800-677-9696

Fixed Product Commission Schedule

Life Products

Explorer UL/Explorer II UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium[4]	90%	2.5%	2.75%	
Excess Premium	2.75%	2.75%	2.75%	
Trails on Unloaned Account Value		0.17%[2]	0.17%[2]	0.08%[2]

Mainsail UL	Year 1[1]	Years 2-12		
Target Premium	90%	1.75%		
Excess Premium	2.75%	2.75%		

Legacy Survivorship UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium	85%	2.5%	2.75%	
Excess Premium	2.75%	2.75%	2.75%	
Trails on Unloaned Account Value				0.08%[2]

Nautical Term	Year 1[1]			
10, 20, 30 YRT	90%			

First Year Commissions on Riders and Extra Premiums: First year commissions on the additional premiums for a commissionable rider, other than term insurance, added to a policy will be paid at the same rate that applies to the policy to which it is attached, except that no first year commission will be credited on (1) a premium for temporary term insurance, (2) a temporary flat extra premium unless it is payable for 11 or more years, or (3) an extra premium charged because of an aviation risk. The addition of a Supplemental Coverage Rider (SCR) to any applicable policy will reduce the target premium for that policy. Commissions on Enhanced No-Lapse Guarantee Riders (Capital Transfer and Capital Transfer II) are included in regular Explorer and Explorer II UL Commissions.

Enhanced Cash Value Rider: The addition of this rider will cause the first-year target commission to be levelized over the first five policy years. Any spillover first-year target commission will be levelized over the remaining first five policy years. All other renewal, excess, and trail commissions will remain unaffected. Normal commission chargeback rules apply to any commission paid in the first year. If the insured dies during the first five policy years, the producer will be paid any remaining first-year commission, which would have been payable if the commission had not been levelized. Commission annualization is not available for policies to which this rider has been added.

Annuity Products

Passport Annuity	Year 1[1]				
Issue Ages 0-75	5%				
Issue Ages 76-84	3.75%				
Issue Ages 85-89	2.25%				

AccountMax Annuity	Year 1[1]				
Issue Ages 0-75	4%				
Issue Ages 76-84	2.75%				
Issue Ages 85-89	1.25%				

Paymaster I Annuity	Year 1[1]				
	4%				

Paymaster II Annuity	Year 1[1]				
Fixed Period less than 10 years	2%				
Fixed Period equal to or greater than 10 years	2.75%				

TSA/IRA Fund Annuities	Year 1[1]	Years 2-10[3]	Years 11+[3]		
Target Premium	5%	4.25%			
Trails on Unloaned Account Value			0.13%[2]		

1. If a policy lapses or is surrendered within twelve months of the policy issue date, all unearned first year commission will be charged back. Additionally, earned first year commission will be charged back according to the following scale: 100% if the policy has been in-force for 6 months or less, 95% if the policy has been in-force for seven months, 90% if eight months, 80% if nine months, 60% if ten months, 30% if eleven months, and 0% if twelve months or more. In the case of Passport and AccountMax annuities, 100% of commission will be charged back if a policy lapses or is surrendered within twelve months of the policy issue date.
2. Account Value (AV) for Universal Life policies and Flexible Premium Deferred Annuities is the average daily balance of the non-loaned value in the policy year just completed. Compensation based on the account value will be calculated and credited once a year at the end of the policy year if a policy is in force at that time. For life policies which have been terminated due to death of the insured, compensation based on the account value will be calculated as of the date of death and credited at the time the death claim is settled.
3. Commissions on TSA Fund years nine and over are credited to the servicing agent.
4. Full first year commissions will be paid on the first year's target premium, regardless of when such premium is actually paid. This is referred to as "spillover" commissions.





400 East Fourth Street
PO Box 5737
Cincinnati, OH 45201-5737
1-800-677-9696

Fixed Product Commission Schedule

Life Products

Explorer UL/Explorer II UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium[4]	80%	1.7%	2.25%	
Excess Premium	2.25%	2.25%	2.25%	
Trails on Unloaned Account Value		0.12%[2]	0.12%[2]	0.055%[2]

Mainsail UL	Year 1[1]	Years 2-12		
Target Premium	80%	1.25%		
Excess Premium	2.25%	2.25%		

Legacy Survivorship UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium	75%	1.7%	2.25%	
Excess Premium	2.25%	2.25%	2.25%	
Trails on Unloaned Account Value				0.055%[2]

Nautical Term	Year 1[1]			
10, 20, 30 YRT	80%			

First Year Commissions on Riders and Extra Premiums: First year commissions on the additional premiums for a commissionable rider, other than term insurance, added to a policy will be paid at the same rate that applies to the policy to which it is attached, except that no first year commission will be credited on (1) a premium for temporary term insurance, (2) a temporary flat extra premium unless it is payable for 11 or more years, or (3) an extra premium charged because of an aviation risk. The addition of a Supplemental Coverage Rider (SCR) to any applicable policy will reduce the target premium for that policy. Commissions on Enhanced No-Lapse Guarantee Riders (Capital Transfer and Capital Transfer II) are included in regular Explorer and Explorer II UL Commissions.

Enhanced Cash Value Rider: The addition of this rider will cause the first-year target commission to be levelized over the first five policy years. Any spillover first-year target commission will be levelized over the remaining first five policy years. All other renewal, excess, and trail commissions will remain unaffected. Normal commission chargeback rules apply to any commission paid in the first year. If the insured dies during the first five policy years, the producer will be paid any remaining first-year commission, which would have been payable if the commission had not been levelized. Commission annualization is not available for policies to which this rider has been added.

Annuity Products

Passport Annuity	Year 1[1]				
Issue Ages 0-75	4.5%				
Issue Ages 76-84	3.25%				
Issue Ages 85-89	1.75%				

AccountMax Annuity	Year 1[1]				
Issue Ages 0-75	3.5%				
Issue Ages 76-84	2.25%				
Issue Ages 85-89	0.85%				

Paymaster I Annuity	Year 1[1]				
	3.5%				

Paymaster II Annuity	Year 1[1]				
Fixed Period less than 10 years	1.5%				
Fixed Period equal to or greater than 10 years	2.25%				

TSA/IRA Fund Annuities	Year 1[1]	Years 2-10[3]	Years 11+[3]		
Target Premium	4.5%	3.75%			
Trails on Unloaned Account Value			0.09%[2]		

1. If a policy lapses or is surrendered within twelve months of the policy issue date, all unearned first year commission will be charged back. Additionally, earned first year commission will be charged back according to the following scale: 100% if the policy has been in-force for 6 months or less, 95% if the policy has been in-force for seven months, 90% if eight months, 80% if nine months, 60% if ten months, 30% if eleven months, and 0% if twelve months or more. In the case of Passport and AccountMax annuities, 100% of commission will be charged back if a policy lapses or is surrendered within twelve months of the policy issue date.
2. Account Value (AV) for Universal Life policies and Flexible Premium Deferred Annuities is the average daily balance of the non-loaned value in the policy year just completed. Compensation based on the account value will be calculated and credited once a year at the end of the policy year if a policy is in force at that time. For life policies which have been terminated due to death of the insured, compensation based on the account value will be calculated as of the date of death and credited at the time the death claim is settled.
3. Commissions on TSA Fund years nine and over are credited to the servicing agent.
4. Full first year commissions will be paid on the first year's target premium, regardless of when such premium is actually paid. This is referred to as "spillover" commissions.



400 East Fourth Street
PO Box 5737
Cincinnati, OH 45201-5737
1-800-677-9696

Fixed Product Commission Schedule

Life Products

Explorer UL/Explorer II UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium[4]	75%	1.3%	2%	
Excess Premium	2%	2%	2%	
Trails on Unloaned Account Value		0.095%[2]	0.095%[2]	0.0425%[2]

Mainsail UL	Year 1[1]	Years 2-12		
Target Premium	75%	1%		
Excess Premium	2%	2%		

Legacy Survivorship UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium	70%	1.3%	2%	
Excess Premium	2%	2%	2%	
Trails on Unloaned Account Value				0.0425%2[2]

Nautical Term	Year 1[1]			
10, 20, 30 YRT	75%			

First Year Commissions on Riders and Extra Premiums: First year commissions on the additional premiums for a commissionable rider, other than term insurance, added to a policy will be paid at the same rate that applies to the policy to which it is attached, except that no first year commission will be credited on (1) a premium for temporary term insurance, (2) a temporary flat extra premium unless it is payable for 11 or more years, or (3) an extra premium charged because of an aviation risk. The addition of a Supplemental Coverage Rider (SCR) to any applicable policy will reduce the target premium for that policy. Commissions on Enhanced No-Lapse Guarantee Riders (Capital Transfer and Capital Transfer II) are included in regular Explorer and Explorer II UL Commissions.

Enhanced Cash Value Rider: The addition of this rider will cause the first-year target commission to be levelized over the first five policy years. Any spillover first-year target commission will be levelized over the remaining first five policy years. All other renewal, excess, and trail commissions will remain unaffected. Normal commission chargeback rules apply to any commission paid in the first year. If the insured dies during the first five policy years, the producer will be paid any remaining first-year commission, which would have been payable if the commission had not been levelized. Commission annualization is not available for policies to which this rider has been added.

Annuity Products

Passport Annuity	Year 1[1]				
Issue Ages 0-75	4.25%				
Issue Ages 76-84	3%				
Issue Ages 85-89	1.5%				

AccountMax Annuity	Year 1[1]				
Issue Ages 0-75	3.25%				
Issue Ages 76-84	2%				
Issue Ages 85-89	0.65%				

Paymaster I Annuity	Year 1[1]				
	3.25%				

Paymaster II Annuity	Year 1[1]				
Fixed Period less than 10 years	1.25%				
Fixed Period equal to or greater than 10 years	2%				

TSA/IRA Fund Annuities	Year 1[1]	Years 2-10[3]	Years 11+[3]		
Target Premium	4.25%	3.5%			
Trails on Unloaned Account Value			0.07%[2]		

1. If a policy lapses or is surrendered within twelve months of the policy issue date, all unearned first year commission will be charged back. Additionally, earned first year commission will be charged back according to the following scale: 100% if the policy has been in-force for 6 months or less, 95% if the policy has been in-force for seven months, 90% if eight months, 80% if nine months, 60% if ten months, 30% if eleven months, and 0% if twelve months or more. In the case of Passport and AccountMax annuities, 100% of commission will be charged back if a policy lapses or is surrendered within twelve months of the policy issue date.
2. Account Value (AV) for Universal Life policies and Flexible Premium Deferred Annuities is the average daily balance of the non-loaned value in the policy year just completed. Compensation based on the account value will be calculated and credited once a year at the end of the policy year if a policy is in force at that time. For life policies which have been terminated due to death of the insured, compensation based on the account value will be calculated as of the date of death and credited at the time the death claim is settled.
3. Commissions on TSA Fund years nine and over are credited to the servicing agent.
4. Full first year commissions will be paid on the first year's target premium, regardless of when such premium is actually paid. This is referred to as "spillover" commissions.



400 East Fourth Street
PO Box 5737
Cincinnati, OH 45201-5737
1-800-677-9696

Fixed Product Commission Schedule

Life Products

Explorer UL/Explorer II UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium[4]	85%	2.1%	2.5%	
Excess Premium	2.5%	2.5%	2.5%	
Trails on Unloaned Account Value		0.145%[2]	0.145%[2]	0.0675[2]

Mainsail UL	Year 1[1]	Years 2-12		
Target Premium	85%	1.5%		
Excess Premium	2.5%	2.5%		

Legacy Survivorship UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium	80%	2.1%	2.5%	
Excess Premium	2.5%	2.5%	2.5%	
Trails on Unloaned Account Value				0.0675%[2]

Nautical Term	Year 1[1]			
10, 20, 30 YRT	85%			

First Year Commissions on Riders and Extra Premiums: First year commissions on the additional premiums for a commissionable rider, other than term insurance, added to a policy will be paid at the same rate that applies to the policy to which it is attached, except that no first year commission will be credited on (1) a premium for temporary term insurance, (2) a temporary flat extra premium unless it is payable for 11 or more years, or (3) an extra premium charged because of an aviation risk. The addition of a Supplemental Coverage Rider (SCR) to any applicable policy will reduce the target premium for that policy. Commissions on Enhanced No-Lapse Guarantee Riders (Capital Transfer and Capital Transfer II) are included in regular Explorer and Explorer II UL Commissions.

Enhanced Cash Value Rider: The addition of this rider will cause the first-year target commission to be levelized over the first five policy years. Any spillover first-year target commission will be levelized over the remaining first five policy years. All other renewal, excess, and trail commissions will remain unaffected. Normal commission chargeback rules apply to any commission paid in the first year. If the insured dies during the first five policy years, the producer will be paid any remaining first-year commission, which would have been payable if the commission had not been levelized. Commission annualization is not available for policies to which this rider has been added.

Annuity Products

Passport Annuity	Year 1[1]				
Issue Ages 0-75	4.75%				
Issue Ages 76-84	3.5%				
Issue Ages 85-89	2%				

AccountMax Annuity	Year 1[1]				
Issue Ages 0-75	3.75%				
Issue Ages 76-84	2.5%				
Issue Ages 85-89	1.05%				

Paymaster I Annuity	Year 1[1]				
	3.75%				

Paymaster II Annuity	Year 1[1]				
Fixed Period less than 10 years	1.75%				
Fixed Period equal to or greater than 10 years	2.5%				

TSA/IRA Fund Annuities	Year 1[1]	Years 2-10[3]	Years 11+[3]		
Target Premium	4.75%	4%			
Trails on Unloaned Account Value			0.11%[2]		

1. If a policy lapses or is surrendered within twelve months of the policy issue date, all unearned first year commission will be charged back. Additionally, earned first year commission will be charged back according to the following scale: 100% if the policy has been in-force for 6 months or less, 95% if the policy has been in-force for seven months, 90% if eight months, 80% if nine months, 60% if ten months, 30% if eleven months, and 0% if twelve months or more. In the case of Passport and AccountMax annuities, 100% of commission will be charged back if a policy lapses or is surrendered within twelve months of the policy issue date.
2. Account Value (AV) for Universal Life policies and Flexible Premium Deferred Annuities is the average daily balance of the non-loaned value in the policy year just completed. Compensation based on the account value will be calculated and credited once a year at the end of the policy year if a policy is in force at that time. For life policies which have been terminated due to death of the insured, compensation based on the account value will be calculated as of the date of death and credited at the time the death claim is settled.
3. Commissions on TSA Fund years nine and over are credited to the servicing agent.
4. Full first year commissions will be paid on the first year's target premium, regardless of when such premium is actually paid. This is referred to as "spillover" commissions.



400 East Fourth Street
PO Box 5737
Cincinnati, OH 45201-5737
1-800-677-9696

Fixed Product Commission Schedule

Life Products

Explorer UL/Explorer II UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium[4]	70%	0.9%	1.75%	
Excess Premium	1.75%	1.75%	1.75%	
Trails on Unloaned Account Value		0.07%[2]	0.07%[2]	0.03%[2]

Mainsail UL	Year 1[1]	Years 2-12		
Target Premium	70%	0.75%		
Excess Premium	1.75%	1.75%		

Legacy Survivorship UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium	65%	0.9%	1.75%	
Excess Premium	1.75%	1.75%	1.75%	
Trails on Unloaned Account Value				0.03%[2]

Nautical Term	Year 1[1]			
10, 20, 30 YRT	70%			

First Year Commissions on Riders and Extra Premiums: First year commissions on the additional premiums for a commissionable rider, other than term insurance, added to a policy will be paid at the same rate that applies to the policy to which it is attached, except that no first year commission will be credited on (1) a premium for temporary term insurance, (2) a temporary flat extra premium unless it is payable for 11 or more years, or (3) an extra premium charged because of an aviation risk. The addition of a Supplemental Coverage Rider (SCR) to any applicable policy will reduce the target premium for that policy. Commissions on Enhanced No-Lapse Guarantee Riders (Capital Transfer and Capital Transfer II) are included in regular Explorer and Explorer II UL Commissions.

Enhanced Cash Value Rider: The addition of this rider will cause the first-year target commission to be levelized over the first five policy years. Any spillover first-year target commission will be levelized over the remaining first five policy years. All other renewal, excess, and trail commissions will remain unaffected. Normal commission chargeback rules apply to any commission paid in the first year. If the insured dies during the first five policy years, the producer will be paid any remaining first-year commission, which would have been payable if the commission had not been levelized. Commission annualization is not available for policies to which this rider has been added.

Annuity Products

Passport Annuity	Year 1[1]				
Issue Ages 0-75	4%				
Issue Ages 76-84	2.75%				
Issue Ages 85-89	1.25%				

AccountMax Annuity	Year 1[1]				
Issue Ages 0-75	3%				
Issue Ages 76-84	1.75%				
Issue Ages 85-89	0.45%				

Paymaster I Annuity	Year 1[1]				
	3%				

Paymaster II Annuity	Year 1[1]				
Fixed Period less than 10 years	1%				
Fixed Period equal to or greater than 10 years	1.75%				

TSA/IRA Fund Annuities	Year 1[1]	Years 2-10[3]	Years 11+[3]		
Target Premium	4%	3.25%			
Trails on Unloaned Account Value			0.05%[2]		

1. If a policy lapses or is surrendered within twelve months of the policy issue date, all unearned first year commission will be charged back. Additionally, earned first year commission will be charged back according to the following scale: 100% if the policy has been in-force for 6 months or less, 95% if the policy has been in-force for seven months, 90% if eight months, 80% if nine months, 60% if ten months, 30% if eleven months, and 0% if twelve months or more. In the case of Passport and AccountMax annuities, 100% of commission will be charged back if a policy lapses or is surrendered within twelve months of the policy issue date.
2. Account Value (AV) for Universal Life policies and Flexible Premium Deferred Annuities is the average daily balance of the non-loaned value in the policy year just completed. Compensation based on the account value will be calculated and credited once a year at the end of the policy year if a policy is in force at that time. For life policies which have been terminated due to death of the insured, compensation based on the account value will be calculated as of the date of death and credited at the time the death claim is settled.
3. Commissions on TSA Fund years nine and over are credited to the servicing agent.
4. Full first year commissions will be paid on the first year's target premium, regardless of when such premium is actually paid. This is referred to as "spillover" commissions.



400 East Fourth Street
PO Box 5737
Cincinnati, OH 45201-5737
1-800-677-9696

Fixed Product Commission Schedule

ucts

Explorer UL/Explorer II UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium[4]	65%	0.5%	1.5%	
Excess Premium	1.5%	1.5%	1.5%	
Trails on Unloaned Account Value		0.045%[2]	0.045%[2]	0.0175%[2]

Mainsail UL	Year 1[1]	Years 2-12		
Target Premium	65%	0.5%		
Excess Premium	1.5%	1.5%		

Legacy Survivorship UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium	60%	0.5%	1.5%	
Excess Premium	1.5%	1.5%	1.5%	
Trails on Unloaned Account Value				0.0175%[2]

Nautical Term	Year 1[1]			
10, 20, 30 YRT	65%			

First Year Commissions on Riders and Extra Premiums: First year commissions on the additional premiums for a commissionable rider, other than term insurance, added to a policy will be paid at the same rate that applies to the policy to which it is attached, except that no first year commission will be credited on (1) a premium for temporary term insurance, (2) a temporary flat extra premium unless it is payable for 11 or more years, or (3) an extra premium charged because of an aviation risk. The addition of a Supplemental Coverage Rider (SCR) to any applicable policy will reduce the target premium for that policy. Commissions on Enhanced No-Lapse Guarantee Riders (Capital Transfer and Capital Transfer II) are included in regular Explorer and Explorer II UL Commissions.

Enhanced Cash Value Rider: The addition of this rider will cause the first-year target commission to be levelized over the first five policy years. Any spillover first-year target commission will be levelized over the remaining first five policy years. All other renewal, excess, and trail commissions will remain unaffected. Normal commission chargeback rules apply to any commission paid in the first year. If the insured dies during the first five policy years, the producer will be paid any remaining first-year commission, which would have been payable if the commission had not been levelized. Commission annualization is not available for policies to which this rider has been added.

Annuity Products

Passport Annuity	Year 1[1]				
Issue Ages 0-75	3.75%				
Issue Ages 76-84	2.5%				
Issue Ages 85-89	1%				

AccountMax Annuity	Year 1[1]				
Issue Ages 0-75	2.75%				
Issue Ages 76-84	1.5%				
Issue Ages 85-89	0.25%				

Paymaster I Annuity	Year 1[1]				
	2.75%				

Paymaster II Annuity	Year 1[1]				
Fixed Period less than 10 years	0.75%				
Fixed Period equal to or greater than 10 years	1.5%				

TSA/IRA Fund Annuities	Year 1[1]	Years 2-10[3]	Years 11+[3]		
Target Premium	3.75%	3%	2		
Trails on Unloaned Account Value			0.03%[2]		

1. If a policy lapses or is surrendered within twelve months of the policy issue date, all unearned first year commission will be charged back. Additionally, earned first year commission will be charged back according to the following scale: 100% if the policy has been in-force for 6 months or less, 95% if the policy has been in-force for seven months, 90% if eight months, 80% if nine months, 60% if ten months, 30% if eleven months, and 0% if twelve months or more. In the case of Passport and AccountMax annuities, 100% of commission will be charged back if a policy lapses or is surrendered within twelve months of the policy issue date.
2. Account Value (AV) for Universal Life policies and Flexible Premium Deferred Annuities is the average daily balance of the non-loaned value in the policy year just completed. Compensation based on the account value will be calculated and credited once a year at the end of the policy year if a policy is in force at that time. For life policies which have been terminated due to death of the insured, compensation based on the account value will be calculated as of the date of death and credited at the time the death claim is settled.
3. Commissions on TSA Fund years nine and over are credited to the servicing agent.
4. Full first year commissions will be paid on the first year's target premium, regardless of when such premium is actually paid. This is referred to as "spillover" commissions.



400 East Fourth Street
PO Box 5737
Cincinnati, OH 45201-5737
1-800-677-9696

Fixed Product Commission Schedule

Life Products

Explorer UL/Explorer II UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium[4]	60%	0.1%	1.25%	
Excess Premium	1.25%	1.25%	1.25%	
Trails on Unloaned Account Value		0.02%[2]	0.02%[2]	0.005%[2]
Mainsail UL	Year 1[1]	Years 2-12		
Target Premium	60%	0.25%		
Excess Premium	1.25%	1.25%		
Legacy Survivorship UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium	55%	0.1%	1.25%	
Excess Premium	1.25%	1.25%	1.25%	
Trails on Unloaned Account Value				0.005%[2]
Nautical Term	Year 1[1]			
10, 20, 30 YRT	60%			

First Year Commissions on Riders and Extra Premiums: First year commissions on the additional premiums for a commissionable rider, other than term insurance, added to a policy will be paid at the same rate that applies to the policy to which it is attached, except that no first year commission will be credited on (1) a premium for temporary term insurance, (2) a temporary flat extra premium unless it is payable for 11 or more years, or (3) an extra premium charged because of an aviation risk. The addition of a Supplemental Coverage Rider (SCR) to any applicable policy will reduce the target premium for that policy. Commissions on Enhanced No-Lapse Guarantee Riders (Capital Transfer and Capital Transfer II) are included in regular Explorer and Explorer II UL Commissions.

Enhanced Cash Value Rider: The addition of this rider will cause the first-year target commission to be levelized over the first five policy years. Any spillover first-year target commission will be levelized over the remaining first five policy years. All other renewal, excess, and trail commissions will remain unaffected. Normal commission chargeback rules apply to any commission paid in the first year. If the insured dies during the first five policy years, the producer will be paid any remaining first-year commission, which would have been payable if the commission had not been levelized. Commission annualization is not available for policies to which this rider has been added.

Annuity Products

Passport Annuity	Year 1[1]				
Issue Ages 0-75	3.5%				
Issue Ages 76-84	2.25%				
Issue Ages 85-89	0.75%				
AccountMax Annuity	Year 1[1]				
Issue Ages 0-75	2.5%				
Issue Ages 76-84	1.25%				
Issue Ages 85-89	0.05%				
Paymaster I Annuity	Year 1[1]				
	2.5%				
Paymaster II Annuity	Year 1[1]				
Fixed Period less than 10 years	0.5%				
Fixed Period equal to or greater than 10 years	1.25%				
TSA/IRA Fund Annuities	Year 1[1]	Years 2-10[3]	Years 11+[3]		
Target Premium	3.5%	2.75%			
Trails on Unloaned Account Value			0.01%[2]		

1. If a policy lapses or is surrendered within twelve months of the policy issue date, all unearned first year commission will be charged back. Additionally, earned first year commission will be charged back according to the following scale: 100% if the policy has been in-force for 6 months or less, 95% if the policy has been in-force for seven months, 90% if eight months, 80% if nine months, 60% if ten months, 30% if eleven months, and 0% if twelve months or more. In the case of Passport and AccountMax annuities, 100% of commission will be charged back if a policy lapses or is surrendered within twelve months of the policy issue date.
2. Account Value (AV) for Universal Life policies and Flexible Premium Deferred Annuities is the average daily balance of the non-loaned value in the policy year just completed. Compensation based on the account value will be calculated and credited once a year at the end of the policy year if a policy is in force at that time. For life policies which have been terminated due to death of the insured, compensation based on the account value will be calculated as of the date of death and credited at the time the death claim is settled.
3. Commissions on TSA Fund years nine and over are credited to the servicing agent.
4. Full first year commissions will be paid on the first year's target premium, regardless of when such premium is actually paid. This is referred to as "spillover" commissions.

Columbus Life
Insurance Company

400 East Fourth Street • P.O. Box 5737 • Cincinnati, Ohio 45201-5737 • www.ColumbusLife.com

August 19, 2005

Robert Tonachio
615 River Rd
Kingston, TN 37763

Subject: Your New Producer Number **CL00046377**

Dear Robert,

Welcome to Columbus Life Insurance Company! It is a pleasure to have you with us. Once you have experienced the benefits of the Independent Producer Contract and have enjoyed the friendly cooperation of the Home Office Staff, you will understand why Columbus Life Producers are so enthusiastic about their Company.

You have been appointed in Tennessee to represent Columbus Life Insurance Company. We are pleased to present your Contract. This makes you a full-fledged member of the Columbus Life Family. We have assigned Producer number **CL00046377** for your personal business. Please use your personal business number on all policy applications to identify you as the writing agent, and on all correspondence to expedite our reply. Your name will remain of first importance to us, but the Producer number identifies you to our computer system where we obtain most of the information we need to serve you. It will also give you access to the Columbus Life Producer Extranet.

You will soon receive your Marketing Manual and other starting supplies. In fact, everything is set for you to make a fast start in building your career with us.

We at the Home Office are interested in you and your success. Should you need any additional help, just let us know. Our Product and Sales Support team can be reached at **1-800-677-9696, option 4.** We will do everything in our power to help you build an outstanding life insurance career with Columbus Life Insurance Company.

Sincerely,

Mark A. Wilkerson, CFP, LLIF
Senior Vice President
Chief Marketing Officer

Enclosures

cc: B.I. Ltd, FSO
LaDale Young, Distribution Vice President
Sharon Lunsford, Internal Wholesaler

MARK A. WILKERSON, CFP
Senior Vice President and Chief Marketing Officer
(513) 361-6706 • (513) 361-6717 FAX • (800) 677-9696
Mark.Wilkerson@ColumbusLife.com


Columbus Life
Insurance Company

Independent Producer Contract

Between Columbus Life Insurance Company and (print Independent Producer name) → Robert J Ionachio

Dated at Cincinnati, Ohio →

SECTION I. Terminology

As used in this contract, "you" refers to the Independent Producer and "the Company" refers to Columbus Life Insurance Company, located in Cincinnati, Ohio.

SECTION II. General Agreements and Definitions

Appointment: You are hereby appointed Independent Producer for Columbus Life Insurance Company. The Company agrees:

1. To compensate you for the sale of life insurance, annuities and other products offered by the Company. By signing this Contract, you hereby accept your appointment as an Independent Producer and agree to be bound by its terms.

Relationship with Company:

2. You shall be free to exercise your own independent judgment as to the time, place and manner in which you perform the services authorized under this Agreement, subject to any rules we may adopt relating to the conduct of our business.

3. You will be an Independent Contractor and nothing contained herein shall be construed as creating the relationship of employer and employee between you and us for any purpose, including federal tax purposes. You shall be responsible for and pay any and all expenses incurred in conducting business under the terms of this Agreement. You are not eligible to participate in any fringe benefit programs sponsored by us for our employees.

In consideration of the Company's agreements, you agree:

5. To immediately communicate, deliver and distribute to the intended recipient policyowners any bulletins, notices, checks, statements and any other communication or information received from the Company.

6. To keep all Company funds received by you separate from personal funds, and immediately forward such Company funds to the Home Office of the Company.

7. To keep records of solicitations, sales and service consistent with normal good business practice.

8. To fully assist and cooperate with the Company in obtaining information and statements in the investigation of any complaint, claim or other matter, including verifying compliance with this contract.

Definitions

9. **Agency Year:** The production year shall be based on a calendar year, or in the event that this Contract terminates, that part of the calendar year prior to termination.

10. **Territory:** You may write business in any state in which the Company is licensed to transact business, subject to the laws of that state.

11. **Commission Schedule:** The schedule of commissions applicable to your production at any time.

SECTION III. Independent Producer Compensation

1. **Account:** The Company will establish an account to which your compensation will be credited. We agree to keep an accurate account of all business produced by you, and will render to you an itemized statement of said business, no less than monthly. You agree to examine said statement immediately and to notify us at once, in writing, of any difference between said statement and your records. We reserve the right to correct records periodically to preserve accuracy.

Signed in triplicate this ________ day of ______________________, __________

Robert J Tonachio
Printed Name of Independent Producer

____
by

Indepent Producer
Title

Check one:	
✓	Individual
	Partnership
	Corporation

Tax ID: *** FISMA & OMB Memorandum M-07-16 ***

Accepted for the Company:

By ________________________________
Company Officer

CHARLES W. WOOD JR.
Printed Name of Company Officer

Date: AUGUST 19, 2005

Enc. Commission Schedule

Columbus Life
Insurance Company

400 East Fourth Street • Cincinnati, Ohio 45202-3302 • 1-800-677-9696 • www.ColumbusLife.com

TO: ALL NEW COLUMBUS LIFE PRODUCERS

SUBJECT: YOUR SOCIAL SECURITY TAXES

Since January 1, 1951, life insurance agents have been "covered" under the new Social Security Act. Therefore, it is important that we discuss with you the method by which you will pay your Social Security Taxes on your income from Columbus Life.

Columbus Life Field Associates are independent contractors rather than employees. You are not required to give your full time either to the life insurance business or to Columbus Life. You are not required to place all the life insurance you sell with the Company. Your contract with Columbus Life establishes no employer-employee relationship; it simply sets forth the rate of compensation you will be paid on whatever business you submit to the Company.

Therefore, as an independent contractor or self-employed person you are responsible for maintaining your own records and paying your Social Security Tax directly rather than having it deducted and remitted by the Company. The same records you keep for Income Tax purposes will serve in the computation of your Social Security Tax.

In the meantime, if you have any further questions about your Social Security Coverage or your Social Security Tax, we suggest you consult your local Field Office of the Federal Social Security Administration.

Cordially yours,

Mark A. Wilkerson, CFP, LLIF
Senior Vice President
Chief Marketing Officer

enclosures



400 East Fourth Street
PO Box 5737
Cincinnati, OH 45201-5737
1-800-677-9696

Fixed Product Commission Schedule

Life Products

Explorer UL/Explorer II UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium[4]	90%	2.5%	2.75%	
Excess Premium	2.75%	2.75%	2.75%	
Trails on Unloaned Account Value		0.17%[2]	0.17%[2]	0.08%[2]

Mainsail UL	Year 1[1]	Years 2-12		
Target Premium	90%	1.75%		
Excess Premium	2.75%	2.75%		

Legacy Survivorship UL	Year 1[1]	Years 2-6	Years 7-12	Years 13+
Target Premium	85%	2.5%	2.75%	
Excess Premium	2.75%	2.75%	2.75%	
Trails on Unloaned Account Value				0.08%[2]

Nautical Term	Year 1[1]			
10, 20, 30 YRT	90%			

First Year Commissions on Riders and Extra Premiums: First year commissions on the additional premiums for a commissionable rider, other than term insurance, added to a policy will be paid at the same rate that applies to the policy to which it is attached, except that no first year commission will be credited on (1) a premium for temporary term insurance, (2) a temporary flat extra premium unless it is payable for 11 or more years, or (3) an extra premium charged because of an aviation risk. The addition of a Supplemental Coverage Rider (SCR) to any applicable policy will reduce the target premium for that policy. Commissions on Enhanced No-Lapse Guarantee Riders (Capital Transfer and Capital Transfer II) are included in regular Explorer and Explorer II UL Commissions.

Enhanced Cash Value Rider: The addition of this rider will cause the first-year target commission to be levelized over the first five policy years. Any spillover first-year target commission will be levelized over the remaining first five policy years. All other renewal, excess, and trail commissions will remain unaffected. Normal commission chargeback rules apply to any commission paid in the first year. If the insured dies during the first five policy years, the producer will be paid any remaining first-year commission, which would have been payable if the commission had not been levelized. Commission annualization is not available for policies to which this rider has been added.

Annuity Products

Passport Annuity	Year 1[1]				
Issue Ages 0-75	5%				
Issue Ages 76-84	3.75%				
Issue Ages 85-89	2.25%				

AccountMax Annuity	Year 1[1]				
Issue Ages 0-75	4%				
Issue Ages 76-84	2.75%				
Issue Ages 85-89	1.25%				

Paymaster I Annuity	Year 1[1]				
	4%				

Paymaster II Annuity	Year 1[1]				
Fixed Period less than 10 years	2%				
Fixed Period equal to or greater than 10 years	2.75%				

TSA/IRA Fund Annuities	Year 1[1]	Years 2-10[3]	Years 11+[3]		
Target Premium	5%	4.25%			
Trails on Unloaned Account Value			0.13%[2]		

1. If a policy lapses or is surrendered within twelve months of the policy issue date, all unearned first year commission will be charged back. Additionally, earned first year commission will be charged back according to the following scale: 100% if the policy has been in-force for 6 months or less, 95% if the policy has been in-force for seven months, 90% if eight months, 80% if nine months, 60% if ten months, 30% if eleven months, and 0% if twelve months or more. In the case of Passport and AccountMax annuities, 100% of commission will be charged back if a policy lapses or is surrendered within twelve months of the policy issue date.
2. Account Value (AV) for Universal Life policies and Flexible Premium Deferred Annuities is the average daily balance of the non-loaned value in the policy year just completed. Compensation based on the account value will be calculated and credited once a year at the end of the policy year if a policy is in force at that time. For life policies which have been terminated due to death of the insured, compensation based on the account value will be calculated as of the date of death and credited at the time the death claim is settled.
3. Commissions on TSA Fund years nine and over are credited to the servicing agent.
4. Full first year commissions will be paid on the first year's target premium, regardless of when such premium is actually paid. This is referred to as "spillover" commissions.

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From: ERIN.ORAHOOD@COLUMBUSLIFE.COM Add to Address Book
Date: 2005/08/20 Sat AM 12:13:44 EDT
To: <ROBJAMES@BELLSOUTH.NET>
Subject: New Columbus Life Producer - ROBERT JAMES TONACHIO

We are pleased to announce the following appointment with Columbus Life, effective 07/24/2005:

Producer Name: ROBERT JAMES TONACHIO
Producer Number: CL00046377
Business Address: 615 RIVER RD
KINGSTON, TN 37763

Business Phone: 865-376-4925
Fax: 865-376-2294
Email: mailto:ROBJAMES@BELLSOUTH.NET

FSO: B.I. LTD
Distribution Vice-President: LADALE YOUNG
Internal Wholesaler: SHARON LUNSFORD


Columbus Life
Insurance Company


Tracy
641-755-2713
1 of 14 pages
7-27-05

400 EAST FOURTH STREET • CINCINNATI, OHIO 45202-3302 • 1-800-677-8383 • WWW.COLUMBUSLIFE.COM

CONTRACT REQUIREMENTS CHECKLIST:

For Robert James Tonachio
(Independent Producer's Name)

☑ Application for Contract (CL 5.6) is attached. Type of contract has been checked.

A. The application must be completed and signed *by the prospective Independent Producer* *and* *Producing General Agent.*

B. Please attach any necessary explanatory statements regarding judgments, bankruptcies, credit problems, etc.

C. If a special contract date is desired, please give the date/reason:

☐ → Top - See Jo Lydon
Commission Level Assignment form (CL 5.874). Return top copy. (provided by Producing General Agent)

☑ Attach copies of all license(s) in states where appointment is requested.

☐ ~~Include Variable License if appointment is desired.~~

☑ ~~Completed Errors & Omissions Acceptance/Declination Form (CL 5.624)~~. If declining, provide Face Page of your current coverage. – **Required to be appointed.**

☑ Completed Authorization Form for Direct Deposit of Commissions (CL 5.625). (If commissions are being deposited into a checking account, a voided check is required. For savings, a deposit slip for that account must be attached.) – **Required to be appointed.**

Miscellaneous Items:

- Subject to the results of a background check, first year commissions will be annualized on PAT cases. If first year commissions are not to be annualized, please check here: ☑ ***Do Not Annualize.***
- If you want this producer's name to be excluded from all Columbus Life published materials, contest standings and Briefings, etc. please check this box: ☐ ***Do Not Publish.***

_______________________ Date

_______________________ Producing General Agent

This form must accompany all Contract applications.

CL 5.335 (1/05)

Columbus Life Insurance Company

400 East 4th Street
Cincinnati, OH 45201
1-800-677-9696

APPLICATION
FOR CONTRACT

PRODUCING GENERAL AGENT ☐
INDEPENDENT PRODUCER ☑

GENERAL INFORMATION

Full Name: Robert J Tonachio Sex M ☑ F ☐

Corporation Name: ___

Social Security Number: FISMA & OMB Memorandum M-07-16 ***

Corporate Tax ID Number: ___ Date of Birth: 04-20-1937

Designation(s) Earned:

☐ CLU ☐ ChFC ☐ CFP ☐ LUTC ☐ LLIF ☐ Other - Specify: ___

☐ MDRT Qualifier How many years? ___

What type of contract desired? Individual ☑ Corporate ☐

Agency Name: Robert James & Associates

Office Manager: Jennifer Ionachio Manager's Phone: 865-376-4925

Business Address: 615 River Road

Kingston (City) Roane (County) TN (ST) 37763 (ZIP)

Business Phone: 865-376-4925 Fax: 865-376-2294 Residence Phone: 865-376-1030

E-Mail Address: robjames@bellsouth.net

Home Address: 615 River Road

Kingston (City) Roane (County) TN (ST) 37763 (ZIP)

NOTE: We must have at least one STREET address in order to deliver OVERNIGHT mail.

Please list all home addresses within last 10 years:

Same as Above

City County ST ZIP

City County ST ZIP

City County ST ZIP

CL 5.6 (1/05)

LIFE INSURANCE BACKGROUND

Are you currently licensed to sell Life Insurance? ☑ Yes ☐ No

Life License No. 727195 TN

Have you ever been licensed with Columbus Life? ☐ Yes ☑ No

If yes, when? ____________

Indicate state(s) where appointment is desired: TN

Please list any life insurance experience.

Company Name	Dates of Affiliation
Indianapolis Life	
Lincoln Financial	

Insurance, business or professional schools or courses (LUTC, Home Office, etc.) When? (mo/yr)

EQUITY PRODUCTS

Are you currently licensed to sell securities and variable life products? ☐ Yes ☑ No

In what states are you licensed to sell securities? N/A

Current Broker-Dealer (including location) N/A

Commissions earned on equity sales last year. N/A

If applying for Producing General Agent Contract, please answer the following questions:

Number of producers expected under contract ____________

Number of producers under contract over 3 years ____________

Personal life persistency (13 months/premium) ____________%.

Agency life persistency (13 months/premium) ____________%.

Current office staff consists of how many people? ________

BACKGROUND INFORMATION

If the answer to any of the following questions is "yes," give full details under explanation. Use additional paper if necessary, and attach all relevant documentation.

	YES	NO
1. Do you have any outstanding debt(s) with any insurance company or companies?	☐	☑
2. Do you currently have any outstanding and/or unsatisfied judgments or liens against you?	☐	☑
3. Have you ever made a compromise with creditors, filed a bankruptcy petition, or been declared bankrupt or insolvent, either personally or in business?	☐	☑
4. Has a bonding company ever denied, paid out, or revoked a surety or fidelity bond for you?	☐	☑
5. Have you ever been charged with, been convicted of, or pled "nolo contendere" (no contest) to:		
a) any felony or misdemeanor, other than minor traffic offenses?	☐	☑
b) any violation of state insurance department regulation or statute?	☐	☑
c) any violation of federal or state securities or investment related regulation or statute?	☐	☑
6. Have you ever been the subject of an investment or insurance related consumer-initiated complaint or proceeding?	☐	☑
7. Have you ever had an insurance or securities license denied or revoked by any state or federal regulatory agency?	☐	☑
8. Are you now the subject of any complaint, investigation, or proceeding which could result in a "yes" answer to any of the above questions?	☐	☑

EXPLANATION: (Please include parties involved, amounts, and dates.)

REFERENCES

Give the names and addresses of three professional business persons (not relatives) who know you well and whom Columbus Life may contact.

NAME	ADDRESS	OCCUPATION/PHONE NUMBER
Barb Bachman		
Kelly McCarty		
Roger McCarty		

CL 5.6 (1/05)

PLEASE READ THE FOLLOWING BEFORE SIGNING THIS APPLICATION

Public Law *91-508* requires that the Company advise you that a routine inquiry will be made during our initial or subsequent processing which will provide applicable information concerning character, general reputation, personal characteristics, mode of living, and credit history. These include, but are not limited to: consumer credit report, and debit reporting services. Upon written request, additional information as to the nature and scope of inquiry, if one is made, will be provided.

This is not an application for employment, but an application for appointment as an agency/agent to represent Columbus Life in the sale of insurance.

APPLICANT'S DECLARATION AND AUTHORIZATION

1. I hereby certify that my answers to the questions appearing in this application are true and complete.
2. Under penalty of perjury, I hereby certify that A) the Social Security number (TIN) on this application is correct, and B) that I am currently not subject to backup withholding.
3. AUTHORIZATION FOR RELEASE OF INFORMATION

To Whom It May Concern: I hereby authorize and request any present or former employer, school, police department, financial institution, or other persons having personal knowledge about me, to furnish Columbus Life Insurance Company, 400 East Fourth Street, Cincinnati, OH 45202, with any and all information in their possession regarding me in connection with an application for appointment with Columbus Life. I am willing that a photocopy of this authorization be accepted with the same authority as the original, and I specifically waive any written notice from any *present or former employer* who may provide information based upon this authorized request. I understand this authorization is to be part of the written appointment application which I sign.

I have been given a stand alone, consumer notification that a report will be requested and used for the purpose of evaluating me for appointment, promotion, reassignment, or retention as an agent with Columbus Life Insurance Company

☐ Oklahoma residents only â Please check this box if you would like to receive a copy of the consumer credit report obtained during the background investigation.

Signature of Applicant: [signature] Date: 7-27-05

STATEMENT OF PRODUCING GENERAL AGENT (OR REGIONAL MARKETING DIRECTOR)

I have investigated the reputation and character of the above applicant, whom I believe to be trustworthy, honorable, and reliable in dealing with the public and with Columbus Life Insurance Company.

Signature of Producing General Agent: ______________________ Date: ____________

(or Regional Marketing Director) ______________________



Independent Producer Contract

Between Columbus Life Insurance Company and (print Independent Producer name) → Robert J Ionachio

Dated at Cincinnati, Ohio → ____________________

SECTION I. Terminology

As used in this contract, "you" refers to the Independent Producer and "the Company" refers to Columbus Life Insurance Company, located in Cincinnati, Ohio.

SECTION II. General Agreements and Definitions

Appointment: You are hereby appointed Independent Producer for Columbus Life Insurance Company. The Company agrees:

1. To compensate you for the sale of life insurance, annuities and other products offered by the Company. By signing this Contract, you hereby accept your appointment as an Independent Producer and agree to be bound by its terms.

Relationship with Company:

2. You shall be free to exercise your own independent judgment as to the time, place and manner in which you perform the services authorized under this Agreement, subject to any rules we may adopt relating to the conduct of our business.

3. You will be an Independent Contractor and nothing contained herein shall be construed as creating the relationship of employer and employee between you and us for any purpose, including federal tax purposes. You shall be responsible for and pay any and all expenses incurred in conducting business under the terms of this Agreement. You are not eligible to participate in any fringe benefit programs sponsored by us for our employees.

In consideration of the Company's agreements, you agree:

5. To immediately communicate, deliver and distribute to the intended recipient policyowners any bulletins, notices, checks, statements and any other communication or information received from the Company.

6. To keep all Company funds received by you separate from personal funds, and immediately forward such Company funds to the Home Office of the Company.

7. To keep records of solicitations, sales and service consistent with normal good business practice.

8. To fully assist and cooperate with the Company in obtaining information and statements in the investigation of any complaint, claim or other matter, including verifying compliance with this contract.

Definitions

9. **Agency Year:** The production year shall be based on a calendar year, or in the event that this Contract terminates, that part of the calendar year prior to termination.

10. **Territory:** You may write business in any state in which the Company is licensed to transact business, subject to the laws of that state.

11. **Commission Schedule:** The schedule of commissions applicable to your production at any time.

SECTION III. Independent Producer Compensation

1. **Account:** The Company will establish an account to which your compensation will be credited. We agree to keep an accurate account of all business produced by you, and will render to you an itemized statement of said business, no less than monthly. You agree to examine said statement immediately and to notify us at once, in writing, of any difference between said statement and your records. We reserve the right to correct records periodically to preserve accuracy.

Signed in triplicate this ________ day of ______________________________, ____________.

Robert J Tonachio
Printed Name of Independent Producer

Robert J Tonachio
by

Indepent Producer
Title

Check one:

✓ Individual

_____ Partnership

_____ Corporation

Tax ID: ____________________

Accepted for the Company:

By ______________________________
Company Officer

____
Printed Name of Company Officer

Date: ______________________________

Enc. Commission Schedule

COLUMBUS LIFE E&O PROGRAM
EFFECTIVE FEBRUARY 15, 2005 THROUGH FEBRUARY 15, 2006
ENROLLMENT APPLICATION
ACCEPTANCE/DECLINATION OF COVERAGE – **REQUIRED**

☐ **YES, I wish to participate in the Errors and Omissions coverage sponsored by Columbus Life.**

Please check box(es) of desired coverage(s) — **Benefit Cost**

☐ Basic Coverage - $1,100.00 per year — $1,250,000 per Claim; $1,250,000 annual aggregate per agent — $1,100.00

☐ Additional Limits - **PLEASE CIRCLE DESIRED OPTION**

$190.00 per year — Increases Liability Limit to $2,000,000
$535.00 per year — Increases Liability Limit to $3,000,000
$900.00* per year — Increases Liability Limit to $4,000,000 — + ______

*This option is subject to Home Office approval.

NOTE: Investment Coverage is included in the Basic Coverage.
YOU MUST BE PROPERLY SECURITIES LICENSED FOR THIS ENDORSEMENT. — No Addl Charge

☐ Property & Casualty - Additional $150 per year — + ______

TOTAL Benefit Cost = ______

Payment Mode (Check One)

☐ Annual (Enclose check or money order for Total Cost)
If entering plan mid-year, payment will be based on the following formula:
Total Benefit Cost / 12 x number of months, including current month, through February 2006
Please make check or money order payable to "Columbus Life". Sorry, credit card payments cannot be accepted.

☐ PAT (Enclose PAT Form and Voided Check) *
My monthly PAT will be $__________ **beginning on** ______________ (1st thru 28th)
*PAT payment will be determined based on the following formula: Total Benefit Cost x .091= Monthly Charge
NOTE: The first PAT for the plan year will be drafted in March 2005

Once you elect monthly PAT, your enrollment will automatically be renewed from year to year and premiums adjusted according to any new rates. Proof of current coverage thru another carrier must be received before Columbus Life will cancel your coverage.

If you choose the PAT option, you expressly agree that you shall be responsible for the monthly E&O premium payments through the end of the coverage period even if your participation is cancelled or terminated.

☑ **NO, I decline the offer to participate in the Columbus Life Errors & Omissions Program. ATTACHED IS A COPY OF PROOF OF MY PRESENT COVERAGE, SHOWING MY NAME, CURRENT COVERAGE AMOUNTS AND DATES.**

Signed [signature] Date 7-27-05

Print Name Robert J Tonachio SS # *** FISMA & OMB Memorandum M-07-16 ***

Address: 615 River Road
Kingston TN 37763

Producer Code __________ Agency Name __________________

Return to:
Columbus Life Agency Department
400 East Fourth Street
Cincinnati, Ohio 45201-5737
1-800-677-8383, Ext. 6863
Fax 1-513-361-6899

CL 5.624 (1/05)


Columbus Life
Insurance Company

400 East Fourth Street • P.O. Box 5737 • Cincinnati, Ohio 45201-5737 • 1-800-677-8383 • www.ColumbusLife.com

DIRECT DEPOSIT AUTHORIZATION FOR COMMISSIONS - REQUIRED

Producer Name Robert J Ionachio

Producer Code Number(s) ______________________

Payee Name: (if other than Producer) Same

(Last) (First) (Mid. Init.)

If Payee is Corporation, please complete below:

Corporation Name ______________________

Tax I.D. Number ______________________

Address: ______________________

☑ START DIRECT DEPOSIT OR CHANGE EXISTING DIRECT DEPOSIT Effective Date: 7-27-05

EFT Type (circle one): (01 Checking) 02 Savings 03 Credit Union

Account Number: 7305106036 Routing Transit 264071590

ATTACH VOIDED CHECK IF DIRECTING DEPOSIT TO A CHECKING ACCOUNT

☐ STOP DIRECT DEPOSIT Effective Date: ______________________

EFT Type (circle one): 01 Checking 02 Savings 03 Credit Union

Account Number: ______________________ Routing Transit ______________________

I hereby authorize Columbus Life (hereinafter called the Company), to initiate the action(s) indicated above for credit entries representing compensation to be deposited into my account at Regions Bank (hereinafter called the Depository). In consideration of initiating these deposits to my account, I specifically authorize the Company to initiate debit entries to recover funds which it has deposited to my account in error, and, on behalf of myself, my heirs, executors, administrators and assigns, I release and relieve from any liability to me, both the Company and the Depository for any such correcting entries.

This authorization supersedes any previous authorization concerning the above account(s) and shall remain in full force and effect until the Company has given written or oral notification to me or has received written notification from me in such time and in such manner as to afford the Company a reasonable opportunity to act on it.

Signature of Payee (or Officer of Corporation) [signature] Date 7-27-05

CL 5.625 (7/04)


ROBERT J TONACHIO
615 River Road
Kingston, TN 37763
1061
87-7159/2640
DATE
PAY TO THE ORDER OF
$
DOLLARS
REGIONS
BANK
FOR
VOID
VOID
⑆264071590⑆ 73 0510 6036⑈ 1061


Columbus Life
Insurance Company

400 EAST FOURTH STREET • CINCINNATI, OHIO 45202-3302 • 1-800-677-8383 • WWW.COLUMBUSLIFE.COM

Errors & Omissions Coverage
Authorization For Pre-Authorized Transfer

When you complete this form and submit it **with a check from your bank**, Columbus Life will automatically pay future E&O premiums once a month through your checking account.

We need your bank's name and address as well as the signature(s) of the premium payor(s). **Joint checking accounts require both parties' signatures.**

TO: Bank Name ______________________________

Bank Address (number, street and branch) ______________________________

City ____________________ State ________ ZIP ________ Telephone Number ____________

Bank Account Number ______________________________

As a convenience to me, I hereby request and authorize you to electronically transfer funds to Columbus Life Insurance Company, Cincinnati, Ohio, or pay and charge to my account checks drawn on my account by and payable to the order of Columbus Life Insurance Company, Cincinnati, Ohio, provided there are sufficient collected funds in said account to pay the same upon presentation. I agree that your rights in respect to each such electronic transfer or check shall be the same as if it were a check drawn on you and signed personally by me. This authority is to remain in effect until revoked by me in writing, and until you actually receive such notice I agree that you shall be fully protected in honoring any such electronic transfer or check. I further agree that if any such transfer or check be dishonored, whether with or without cause and whether intentionally or inadvertently, you shall be under no liability whatsoever even though such dishonor results in the forfeiture of insurance.

This authorization is being submitted to:

1. ☐ Establish a new PAT account
   Attach a voided check, for the account from which drafts will be made.
2. ☐ Change an existing account

Withdrawals to begin ______________________ Amount ____________________
Month Day Year

(Automatic withdrawals can be created any day of the month *except* the 29th, 30th, or 31st)

Please return to the Home Office with your enrollment application.

I hereby acknowledge and agree that by my choosing the PAT payment option, I shall be responsible for the monthly E&O premium payments *through the end of the coverage period even if my participation is cancelled or terminated.*

Today's Date ______________________________

______________________________ SIGNATURE OF ACCOUNT HOLDER

______________________________ SIGNATURE OF JOINT ACCOUNT HOLDER

______________________________ PRINT NAME OF ACCOUNT HOLDER

______________________________ PRINT NAME OF JOINT ACCOUNT HOLDER

CL 5.624-PAT (1/05)


Columbus Life
Insurance Company

Professional Ethics Pledge

Columbus Life Insurance Company commits to conducting business in compliance with all market conduct requirements and with the highest standards of professional ethics.

As a representative, I Robert J Ionachio (PRINT FULL NAME) endorse these goals.

As such, I pledge to conduct all business for Columbus Life in the following manner:

1. To conduct business honestly and fairly;

2. To maintain the highest integrity and concern for my customers in all sales and service;

3. To comply with all company rules and regulations, thereby adhering to the terms of my contract;

4. To read, understand and fully comply with the requirements and procedures described in *Requirements For Columbus Life Advertising and Marketing Materials*;

5. To comply with all state and federal insurance regulations.

[signature]
Representative's Signature

[signature]
Lawrence Grypp
President and Chief Executive Officer

Columbus Life Insurance Company

400 East 4th Street
Cincinnati, OH 45201
1-800-677-9696

APPLICATION
FOR CONTRACT

PRODUCING GENERAL AGENT ☐
INDEPENDENT PRODUCER ☑

GENERAL INFORMATION

Full Name: Robert James Tonachio Sex M ☒ F ☐

Corporation Name: Robert James & Associates INC

Social Security Number: *** FISMA & OMB Memorandum M-07-16 ***

Date of Birth: 04-20-1937

Corporate Tax ID Number: 56-2552892

Designation(s) Earned:

☐ CLU ☐ ChFC ☐ CFP ☐ LUTC ☐ LLIF ☒ Other - Specify: CSA

☐ MDRT Qualifier How many years? ______

What type of contract desired? Individual ☑ Corporate ☐

Agency Name: Robert James & Associates

Office Manager: Kim Ezell Manager's Phone: 865-376-4925

Business Address: 615 River Bend Y

Kingston Tn 37763
City County ST ZIP

Business Phone: 865-376-4925 Fax: 865 3762294 Residence Phone: 865-376-1030

E-Mail Address: robjames@bellsouth.net

Home Address: 615 River Bend

Kingston Tn 37763
City County ST ZIP

NOTE: We must have at least one STREET address in order to deliver OVERNIGHT mail.

Please list all home addresses within last 10 years:

City County ST ZIP

City County ST ZIP

City County ST ZIP

CL 5.6 (1/05)

LIFE INSURANCE BACKGROUND

Are you currently licensed to sell Life Insurance? ☑ Yes ☐ No

Life License No. ____________

Have you ever been licensed with Columbus Life? ☑ Yes ☐ No

If yes, when? ____________

Indicate state(s) where appointment is desired: TN

Please list any life insurance experience.

Company Name	Dates of Affiliation
Indianapolis	

Insurance, business or professional schools or courses (LUTC, Home Office, etc.) When? (mo/yr)

EQUITY PRODUCTS

Are you currently licensed to sell securities and variable life products? ☐ Yes ☑ No

In what states are you licensed to sell securities? ____________

Current Broker-Dealer (including location) ____________

Commissions earned on equity sales last year. ____________

If applying for Producing General Agent Contract, please answer the following questions:

Number of producers expected under contract ____________

Number of producers under contract over 3 years ____________

Personal life persistency (13 months/premium) ____________%.

Agency life persistency (13 months/premium) ____________%.

Current office staff consists of how many people? ________

BACKGROUND INFORMATION

If the answer to any of the following questions is "yes," give full details under explanation. Use additional paper if necessary, and attach all relevant documentation.

	YES	NO
1. Do you have any outstanding debt(s) with any insurance company or companies?	☐	☐
2. Do you currently have any outstanding and/or unsatisfied judgments or liens against you?	☐	☐
3. Have you ever made a compromise with creditors, filed a bankruptcy petition, or been declared bankrupt or insolvent, either personally or in business?	☐	☐
4. Has a bonding company ever denied, paid out, or revoked a surety or fidelity bond for you?	☐	☐
5. Have you ever been charged with, been convicted of, or pled "nolo contendere" (no contest) to:		
a) any felony or misdemeanor, other than minor traffic offenses?	☐	☐
b) any violation of state insurance department regulation or statute?	☐	☐
c) any violation of federal or state securities or investment related regulation or statute?	☐	☐
6. Have you ever been the subject of an investment or insurance related consumer-initiated complaint or proceeding?	☐	☐
7. Have you ever had an insurance or securities license denied or revoked by any state or federal regulatory agency?	☐	☐
8. Are you now the subject of any complaint, investigation, or proceeding which could result in a "yes" answer to any of the above questions?	☐	☐

EXPLANATION: (Please include parties involved, amounts, and dates.)

____

____

____

____

____

____

REFERENCES

Give the names and addresses of three professional business persons (not relatives) who know you well and whom Columbus Life may contact.

NAME	ADDRESS	OCCUPATION/PHONE NUMBER

PLEASE READ THE FOLLOWING BEFORE SIGNING THIS APPLICATION

Public Law 91-508 requires that the Company advise you that a routine inquiry will be made during our initial or subsequent processing which will provide applicable information concerning character, general reputation, personal characteristics, mode of living, and credit history. These include, but are not limited to: consumer credit report, and debit reporting services. Upon written request, additional information as to the nature and scope of inquiry, if one is made, will be provided.

This is not an application for employment, but an application for appointment as an agency/agent to represent Columbus Life in the sale of insurance.

APPLICANT'S DECLARATION AND AUTHORIZATION

1. I hereby certify that my answers to the questions appearing in this application are true and complete.
2. Under penalty of perjury, I hereby certify that A) the Social Security number (TIN) on this application is correct, and B) that I am currently not subject to backup withholding.
3. AUTHORIZATION FOR RELEASE OF INFORMATION

To Whom It May Concern: I hereby authorize and request any present or former employer, school, police department, financial institution, or other persons having personal knowledge about me, to furnish Columbus Life Insurance Company, 400 East Fourth Street, Cincinnati, OH 45202, with any and all information in their possession regarding me in connection with an application for appointment with Columbus Life. I am willing that a photocopy of this authorization be accepted with the same authority as the original, and I specifically waive any written notice from any present or former employer who may provide information based upon this authorized request. I understand this authorization is to be part of the written appointment application which I sign.

I have been given a stand-alone, consumer notification that a report will be requested and used for the purpose of evaluating me for appointment, promotion, reassignment, or retention as an agent with Columbus Life Insurance Company

☐ Oklahoma residents only à Please check this box if you would like to receive a copy of the consumer credit report obtained during the background investigation.

Signature of Applicant: Robert Tonachio Date: ________

STATEMENT OF PRODUCING GENERAL AGENT (OR REGIONAL MARKETING DIRECTOR)

I have investigated the reputation and character of the above applicant, whom I believe to be trustworthy, honorable, and reliable in dealing with the public and with Columbus Life Insurance Company.

Signature of Producing General Agent: ________ Date: ________

(or Regional Marketing Director) ________

CONSUMER NOTIFICATION

This is to inform you that an investigative consumer report is being obtained from a consumer reporting agency for the purpose of evaluating you for appointment as producer with Columbus Life Insurance Company.

This report may contain information bearing on your credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics, or mode of living from public record sources or through personal interviews with your neighbors, friends or associates. You may also have a right to request additional disclosures regarding the nature and scope of the investigation.

A SUMMARY OF YOUR RIGHTS UNDER THE FAIR CREDIT REPORTING ACT

The federal Fair Credit Reporting Act (FCRA) is designed to promote accuracy, fairness, and privacy of information in
the files of every "consumer reporting agency" (CRA). Most CRAs are credit bureaus that gather and sell information
about you -- such as if you pay your bills on time or have filed bankruptcy -- to creditors, employers, landlords, and other
businesses. You can find the <u>complete text of the FCRA</u>, 15 U.S.C. 1681 et seq., at the Federal Trade Commission's
website (http://www.ftc.gov). FCRA gives you specific rights, as outlined below. You may have additional rights under
state law. You may contact a state or local consumer protection agency or a state attorney general to learn those rights.

- **You must be told if information in your file has been used against you.** Anyone who uses information from a CRA to take action against you -- such as denying an application for credit, insurance, or employment -- must tell you, and give you the name, address, and phone number of the CRA that provided the consumer report.
- **You can find out what is in your file.** At your request, a CRA must give you the information in your file, and a list of everyone who has requested it recently. There is no charge for the report if a person has taken action against you because of information supplied by the CRA, if you request the report within 60 days of receiving notice of the action. You also are entitled to one free report every twelve months upon request if you certify that (1) you are unemployed and plan to seek employment within 60 days, (2) you are on welfare, or (3) your report is inaccurate due to fraud. Otherwise, a CRA may charge you up to eight dollars.
- **You can dispute inaccurate information with the CRA.** If you tell a CRA that your file contains inaccurate information, the CRA must investigate the items (usually within 30 days) by presenting to its information source all relevant evidence you submit, unless your dispute is frivolous. The source must review your evidence and report its findings to the CRA. (The source also must advise national CRAs -- to which it has provided the data -- of any error.) The CRA must give you a written report of the investigation, and a copy of your report if the investigation results in any change. If the CRA's investigation does not resolve the dispute, you may add a brief statement to your file. The CRA must normally include a summary of your statement in future reports. If an item is deleted or a dispute statement is filed, you may ask that anyone who has recently received your report must be notified of the change.
- **Inaccurate information must be corrected or deleted.** A CRA must remove or correct inaccurate or unverified information from its files, usually within 30 days after you dispute it. **However, the CRA is not required to remove accurate data from your files unless it is outdated (as described below) or cannot be verified.** If your dispute results in any change to your report, the CRA cannot reinsert into your file a disputed item unless the information source verifies its accuracy and completeness. In addition, the CRA must give you a written notice telling you it has reinserted the item. The notice must include the name, address, and phone number of the information source.
- **You can dispute the inaccurate items with the source of the information.** If you tell anyone -- such as a creditor who reports to a CRA -- that you dispute an item, they may not then report the information to a CRA without including a notice of your dispute. In addition, once you've notified the source of the error in writing, it may not continue to report the information if it is, in fact, an error.
- **Outdated information may not be reported.** In most cases, a CRA may not report negative information that is more than seven years old; ten years for bankruptcies.

- **Access to your file is limited.** A CRA may provide information about you only to people with a need recognized by the FCRA – usually to consider an application with a creditor, insurer, employer, landlord, or other business.
- **Your consent is required for reports that are provided to employers, or reports that contain medical information.** A CRA may not give out information about you to your employer, or prospective employer, without your written consent. A CRA may not report medical information about you to creditors, insurers, or employers without your permission.
- **You may choose to exclude your name from CRA lists for unsolicited credit and insurance offers.** Creditors and insurers may use file information as the basis for sending you unsolicited offers of credit or insurance. Such offers must include a toll-free phone number for you to call if you want your name and address removed from future lists. If you call, you must be kept off the lists for two years. If you request, complete, and return the CRA form provided for this purpose, you must be taken off the lists indefinitely.
- **You may seek damages from violators.** You may sue a CRA or other party in state or federal court for violation of the FCRA.

The FCRA gives several different federal agencies authority to enforce the FCRA:

FOR QUESTIONS OR CONCERNS REGARDING	PLEASE CONTACT
CRAs, creditors and others not listed below	Federal Trade Commission Consumer Response Center-FCRA Washington, DC 20580 202-326-3761
National banks, federal branches/agencies of foreign banks (word "National" or initials "N.A." appear in or after bank's name)	Office of the Comptroller of the Currency Compliance Management, Mail Stop 6-6 Washington, DC 20219 800-613-6743
Federal Reserve System member banks (except national banks, and federal branches/agencies of foreign banks)	Federal Reserve Board Division of Consumer & Community Affairs Washington, DC 20551 202-452-3693
Savings associations and federal chartered savings banks (word "Federal" or initials "F.S.B." appear in federal institution's name)	Office of Thrift Supervision Consumer Programs Washington, DC 20552 800-842-6929
Federal credit unions (words "Federal Credit Union" appear in institution's name)	National Credit Union Administration 1775 Duke Street Alexandria, VA 22314 703-518-6360
State-chartered banks that are not members of the Federal Reserve System	Federal Deposit Insurance Corporation Division of Compliance & Consumer Affairs Washington, DC 20429 800-934-FDIC
Air, surface, or rail common carriers regulated by former Civil Aeronautics Board or Interstate Commerce Commission	Department of Transportation Office of Financial Management Washington, DC 20590 202-366-1306
Activities subject to the Packers and Stockyards Act, 1921	Department of Agriculture Office of Deputy Administrator-GIPSA Washington, DC 20250 202-720-7051



Independent Producer Contract

Between Columbus Life Insurance Company and
(print Independent Producer name) → Robert James & Associates, INC

Dated at Cincinnati, Ohio → ______________________

SECTION I. Terminology

As used in this contract, "you" refers to the Independent Producer and "the Company" refers to Columbus Life Insurance Company, located in Cincinnati, Ohio.

SECTION II. General Agreements and Definitions

Appointment: You are hereby appointed Independent Producer for Columbus Life Insurance Company. The Company agrees:

1. To compensate you for the sale of life insurance, annuities and other products offered by the Company. By signing this Contract, you hereby accept your appointment as an Independent Producer and agree to be bound by its terms.

Relationship with Company:

2. You shall be free to exercise your own independent judgment as to the time, place and manner in which you perform the services authorized under this Agreement, subject to any rules we may adopt relating to the conduct of our business.

3. You will be an Independent Contractor and nothing contained herein shall be construed as creating the relationship of employer and employee between you and us for any purpose, including federal tax purposes. You shall be responsible for and pay any and all expenses incurred in conducting business under the terms of this Agreement. You are not eligible to participate in any fringe benefit programs sponsored by us for our employees.

In consideration of the Company's agreements, you agree:

5. To immediately communicate, deliver and distribute to the intended recipient policyowners any bulletins, notices, checks, statements and any other communication or information received from the Company.

6. To keep all Company funds received by you separate from personal funds, and immediately forward such Company funds to the Home Office of the Company.

7. To keep records of solicitations, sales and service consistent with normal good business practice.

8. To fully assist and cooperate with the Company in obtaining information and statements in the investigation of any complaint, claim or other matter, including verifying compliance with this contract.

Definitions

9. **Agency Year:** The production year shall be based on a calendar year, or in the event that this Contract terminates, that part of the calendar year prior to termination.

10. **Territory:** You may write business in any state in which the Company is licensed to transact business, subject to the laws of that state.

11. **Commission Schedule:** The schedule of commissions applicable to your production at any time.

SECTION III. Independent Producer Compensation

1. **Account:** The Company will establish an account to which your compensation will be credited. We agree to keep an accurate account of all business produced by you, and will render to you an itemized statement of said business, no less than monthly. You agree to examine said statement immediately and to notify us at once, in writing, of any difference between said statement and your records. We reserve the right to correct records periodically to preserve accuracy.

2. **Production Requirements:** The Company has established guidelines regarding production levels required to maintain this Contract. We reserve the right to terminate your Contract if said requirements are not met. We reserve the right to review and adjust these guidelines.

3. **Compensation:** Your full compensation will be the commissions provided for in the Compensation Schedule. Compensation includes first year and renewal commissions. There shall be no additional compensation or reimbursement to you for services performed or expenses incurred. Commissions are paid only on policies delivered for which premiums have been paid. No applications will be accepted nor will any commissions be paid on policies or contracts which are not approved in the state where written. In order to receive commissions, you must be properly licensed and appointed in all states in which you do business. The amount of the commission will equal the percentage of premium paid as specified in the Commission Schedule indicated on the last page of this Contract. Commissions apply to policies of life and annuity contracts listed in the Commission Schedule attached hereto and as published and modified from time to time by the Company. Any portion of first year commissions paid which is not earned by the subsequent payment of premiums will be charged back according to Company practice, as published and modified by the Company from time to time.

4. **Sale, Assignment, or Transfer of Compensation:** No sale, assignment or transfer of compensation by you shall be binding upon the Company unless it agrees to it in writing.

SECTION IV. Vested

1. **Vested Renewals:** All first year and renewal commissions shall be paid as premiums are received. Trail commissions shall be paid on policy anniversaries. Such payments are determined by the Commission Schedule in effect on the date the first premium for a policy is received by the Company. If this Contract is terminated for any reason, all first year and renewal commissions shall be paid to you as they accrue and trail commissions will be paid for up to fifteen years; however any such payments are subject to the provisions and rules of the Company regarding commissions and the minimum compensation required to issue a check or electronic funds payment.

2. **Commissions on increases of existing Universal Life policies** shall be credited to the Independent Producer writing such increases as determined by the Company.

SECTION V. General Provisions

1. **Appointment or Transfer of an Independent Producer:** Independent Producers may not be appointed or transferred to another organization without the written consent of the Company.

2. **Indebtedness to Company:** Any advance or loan, chargeback of commissions or extension of credit from the Company and/or any obligation incurred for any reason, along with interest described below, shall constitute your indebtedness to the Company. The entire indebtedness as shown in the Company's ledger accounts may be deemed by the Company due and payable at any time. Should you become indebted to the Company, this indebtedness shall be a first lien on, and you shall not be entitled to receive, any compensation due, held or becoming due under this Contract until said indebtedness is fully satisfied. Said compensation shall be hereby assigned to the Company when and as it becomes due to be applied on said indebtedness and you shall have no right to sell, assign or transfer any compensation until the Company's claim is satisfied. Any existing assignment shall be subordinate to any claim by the Company that arises after the assignment. You agree to pay interest on amounts that are outstanding from time to time. Interest shall be calculated at the prime rate as of April 30 and October 30 of each calendar year, as published in the Wall Street Journal, and shall be charged to your account each week. In the event that the Company takes legal action or undertakes an arbitration proceeding to collect any indebtedness, you agree to pay the attorneys' fees and any other expenses of collection.

3. **Waiver:** The Company's neglect or failure to enforce the terms and/or provisions of this Contract will not constitute a waiver of any rights under this Contract.

4. **Cancellation of Policy with Refund of Premium:** If the Company shall find it necessary to cancel a policy after its issue and return the premium paid thereon, any compensation previously credited will be charged back against your account.

SECTION VI. Registered Products

1. Registered products can be sold only by properly licensed Registered Representatives, registered with a NASD member Broker-Dealer that has a Selling Agreement in effect with Columbus Life. Compensation to you for registered insurance products will then be in accordance with the compensation agreement and schedules between the Broker-Dealer and you currently in effect. Additional information regarding licensing, appointments or compensation may be obtained from your Broker-Dealer.

SECTION VII. Your Responsibilities

1. **Compliance with Law:** You agree to comply with the laws and regulations applicable to you in the sale of the Company's products.

2. **Customer Privacy:** You may be provided with, or may collect, nonpublic personal information about Company customers in order to carry out, record, service or maintain a customer's account. You agree that such nonpublic personal information will be handled, maintained and disclosed only in accordance with the policies and practices of the Company.

3. **Errors and Omissions Insurance:** You shall be responsible for maintaining Errors and Omissions coverage satisfactory to the Company and providing proof of same to the Company on an annual basis.

4. **Ethical Conduct:** You agree to conduct yourself in a manner that reflects the following professional pledge: "In all my professional relationships, I pledge myself to the following rule of ethical conduct: I shall, in light of all conditions surrounding those I serve, which I shall make every conscientious effort to ascertain and understand, render that service which, in the same circumstances, I would apply to myself."

5. **Rebating:** You shall not pay or allow any rebate of premiums or commissions in any manner, either directly or indirectly on business written by you.

6. **Sales Material, Advertising:** You agree not to use advertising copy, direct mail letters, or other electronic or printed sales material unless approved prior to use in writing by the Company.

7. **Company Rules and Regulations:** You agree to comply with the rules and operating procedures of the Company as published from time to time.

8. **Writing Agent:** The Company will not accept business from nor pay commissions to any person who is not a licensed and appointed representative of the Company in the jurisdiction in which the insurance application was written.

9. **Policy Delivery:** You agree to deliver all policies in accordance with the Company's current rules and procedures. Delivery may only be made if the proposed insured is, to the best of your knowledge, in as good a condition of health and insurability as is stated in the application for such policy. If any policy cannot be delivered within 90 days following the date of issue, unless given written permission by the Company, such policy must be returned to the Company.

SECTION VIII. Termination

1. This Contract will automatically terminate:

   a) Upon your filing a petition for bankruptcy or one being filed for you or your being adjudged bankrupt or by your executing a general assignment for the benefit of creditors.

   b) Upon revocation, termination or non-renewal of your agent's license(s).

   c) If you are a partnership, upon the death of any partner or any change in the partners composing the firm, or dissolution of the partnership for any reason.

   d) If you are a corporation, upon the dissolution of the corporation or disqualification of the corporation to do business under applicable state laws.

2. It may also be terminated by either party effective the date notice is mailed to the last known post office address of the other party.

3. Upon termination of this Contract, you agree to return to the Company all records, manuals, software or material of any kind having to do with the business of the Company.

4. Upon termination of this Contract, your indebtedness to the Company shall become due and payable immediately and all rights hereunder shall cease, except such as may have become vested by the provisions of Section IV.

SECTION IX. Prior Agreements

This Contract and the Commission Schedule supersede all prior agreements and schedules. The Company reserves the right to change the Commission Schedule at any time, but any change will not affect any commissions that have already been vested.

SECTION X. Miscellaneous

1. **Governing Law:** This Contract shall be governed by the laws of the state of Ohio.

2. **Entire Contract, Amendments:** This is the entire Contract between you and the Company. This Contract may only be amended or modified by a written agreement signed on behalf of the Company by an authorized officer of the Company.

Signed in triplicate this _______ day of ___________________________, ___________.

Robert James & Associates, Inc
Printed Name of Independent Producer

by [signature]

President
Title

Check one:

_________ Individual

_________ Partnership

✓ Corporation

Tax ID: ______________

Accepted for the Company:

By ___________________________
Company Officer

____
Printed Name of Company Officer

Date: ___________________________

Enc. Commission Schedule


Columbus Life
Insurance Company

400 East Fourth Street • P.O. Box 5737 • Cincinnati, Ohio 45201-5737 • 1-800-677-8383 • www.ColumbusLife.com

DIRECT DEPOSIT AUTHORIZATION FOR COMMISSIONS - REQUIRED

Producer Name Robert James Tonachio

Producer Code Number(s) ______________________

Payee Name: (if other than Producer) Robert James & Associates, Inc
(Last) (First) (Mid. Init.)

If Payee is Corporation, please complete below:

Corporation Name Robert James & Associates

Tax I.D. Number 56-2552892

Address: 615 River Road Kingston TN 37763

☐ START DIRECT DEPOSIT OR CHANGE EXISTING DIRECT DEPOSIT — Effective Date: ______________

EFT Type (circle one): (01 Checking) 02 Savings 03 Credit Union

Account Number: 7301046411 Routing Transit 084000084

ATTACH VOIDED CHECK IF DIRECTING DEPOSIT TO A CHECKING ACCOUNT

☐ STOP DIRECT DEPOSIT — Effective Date: ______________

EFT Type (circle one): 01 Checking 02 Savings 03 Credit Union

Account Number: ______________ Routing Transit ______________

I hereby authorize Columbus Life (hereinafter called the Company), to initiate the action(s) indicated above for credit entries representing compensation to be deposited into my account at Regions Bank (hereinafter called the Depository). In consideration of initiating these deposits to my account, I specifically authorize the Company to initiate debit entries to recover funds which it has deposited to my account in error, and, on behalf of myself, my heirs, executors, administrators and assigns, I release and relieve from any liability to me, both the Company and the Depository for any such correcting entries.

This authorization supersedes any previous authorization concerning the above account(s) and shall remain in full force and effect until the Company has given written or oral notification to me or has received written notification from me in such time and in such manner as to afford the Company a reasonable opportunity to act on it.

Signature of Payee (or Officer of Corporation) Robert Tonachio Date ____________

CL 5.625 (7/04)



400 East Fourth Street • P.O. Box 5737 • Cincinnati, Ohio 45201-5737 • 1-800-677-8383 • www.ColumbusLife.com

DIRECT DEPOSIT AUTHORIZATION FOR COMMISSIONS - REQUIRED

Producer Name Robert James Tonachio

Producer Code Number(s) ____________________

Payee Name: (if other than Producer) Robert James & Associates, Inc
(Last) (First) (Mid. Init.)

If Payee is Corporation, please complete below:

Corporation Name Robert James & Associates

Tax I.D. Number 56-2552892

Address: 615 River Road Kingston TN 37763

☐ **START DIRECT DEPOSIT OR CHANGE EXISTING DIRECT DEPOSIT** Effective Date: ____________

EFT Type (circle one): (01 Checking) 02 Savings 03 Credit Union

Account Number: 7301046411 Routing Transit 084000084

ATTACH VOIDED CHECK IF DIRECTING DEPOSIT TO A CHECKING ACCOUNT

☐ **STOP DIRECT DEPOSIT** Effective Date: ____________

EFT Type (circle one): 01 Checking 02 Savings 03 Credit Union

Account Number: ____________ Routing Transit ____________

I hereby authorize Columbus Life (hereinafter called the Company), to initiate the action(s) indicated above for credit entries representing compensation to be deposited into my account at Regions Bank (hereinafter called the Depository). In consideration of initiating these deposits to my account, I specifically authorize the Company to initiate debit entries to recover funds which it has deposited to my account in error, and, on behalf of myself, my heirs, executors, administrators and assigns, I release and relieve from any liability to me, both the Company and the Depository for any such correcting entries.

This authorization supersedes any previous authorization concerning the above account(s) and shall remain in full force and effect until the Company has given written or oral notification to me or has received written notification from me in such time and in such manner as to afford the Company a reasonable opportunity to act on it.

Signature of Payee (or Officer of Corporation) Robert Tonachio Date ____________

CL 5.625 (7/04)



ROBERT JAMES & ASSOCIATES
615 River Road
Kingston, TN 37763

1001

26-8/840

DATE

PAY TO THE ORDER OF

$

DOLLARS

VOID

REGIONS BANK

FOR

⑈001001⑈ ⑆084000084⑆ 73 0104 6411⑈


Columbus Life
Insurance Company

Professional Ethics Pledge

Columbus Life Insurance Company commits to conducting business in compliance with all market conduct requirements and with the highest standards of professional ethics.

As a representative, I Robert James Tonachio endorse these goals.
PRINT FULL NAME

As such, I pledge to conduct all business for Columbus Life in the following manner:

1. To conduct business honestly and fairly;

2. To maintain the highest integrity and concern for my customers in all sales and service;

3. To comply with all company rules and regulations, thereby adhering to the terms of my contract;

4. To read, understand and fully comply with the requirements and procedures described in *Requirements For Columbus Life Advertising and Marketing Materials;*

5. To comply with all state and federal insurance regulations.

Robert J Tonachio
Representative's Signature

Lawrence Grypp
Lawrence Grypp
President and Chief Executive Officer

4849129 00003351

State of Tennessee

AGENT LICENSING SECTION
BUSINESS ENTITY

ROBERT JAMES & ASSOCIATES INC

This is to certify that all requirements of the State of Tennessee have been met.

ID NUMBER: 00003351
LIC STATUS: CURRENT
EFFECTIVE DATE: 02/14/2006
EXPIRATION DATE: 02/13/2007


AGRICULTURE
1796

IN-1313
DEPARTMENT OF
COMMERCE AND INSURANCE

CEF159

ACORD CERTIFICATE OF INSURANCE

13031038117

Producer: Brown & Brown of CA, Inc. DBA CalSurance.
P.O. Box 7048
Orange, CA 92863

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW.

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COMPANIES AFFORDING COVERAGES	
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COMPANY LETTER	B
COMPANY LETTER	C
COMPANY LETTER	D
COMPANY LETTER	E

Coverages

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THE CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

CO LT	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE	POLICY EXPIRATION	LIMITS	
	GENERAL LIABILITY ☐ COMMERCIAL GENERAL LIABILITY ☐ CLAIMS MADE ☐ OCCUR ☐ OWNER'S & CONTRACTOR'S PROT. ☐					
	AUTOMOBILE LIABILITY ☐ ANY AUTO ☐ ALL OWNED AUTOS ☐ SCHEDULED AUTOS ☐ HIRED AUTOS ☐ NON-OWNED AUTOS ☐ GARAGE LIABILITY				COMBINED SINGLE LIMIT	$
					BODILY INJURY(Per person)	$
					BODILY INJURY(Per Accident)	$
					PROPERTY DAMAGE	$
	EXCESS LIABILITY ☐ UMBRELLA FORM ☐ OTHER THAN UMBRELLA FORM				EACH OCCURRENCE	$
					AGGREGATE	$
	WORKER'S COMPENSATION & EMPLOYER'S LIABILITY				STATUTORY LIMITS	
					EACH ACCIDENT	$
					DISEASE POLICY LIMIT	$
					DISEASE EACH EMPLOYEE	$
A	OTHER ☒ CLAIMS MADE AND REPORTED Description Deductible	MG2111: 1717	13012038117	13012038118	Description / Amount: %/11; %/11	

DESCRIPTION OF OPERATIONS/LOCATIONS/VEHICLES/SPECIAL ITEMS

Individual Coverage Effective Date is the later of 13012038117 or date of contract with sponsor.

CERTIFICATE HOLDER

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Ljohtupo- UO 48874
GBY 976.487.33: 5

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, THE ISSUING COMPANY WILL ENDEAVOR TO MAIL 0 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER NAMED TO THE LEFT, BUT FAILURE TO MAIL SUCH NOTICE SHALL IMPOSE NO OBLIGATION OR LIABILITY OF ANY KIND UPON THE COMPANY, ITS AGENTS OR REPRESENTATIVES.

AUTHORIZED REPRESENTATIVE

Columbus Life
Insurance Company

400 EAST FOURTH STREET • CINCINNATI, OHIO 45202-3302 • 1-800-677-8383 • WWW.COLUMBUSLIFE.COM

CONTRACT REQUIREMENTS CHECKLIST:

For Robert James Tonachio
(Independent Producer's Name)

- [x] Application for Contract (CL 5.6) is attached. Type of contract has been checked.

  A. The application must be completed and signed *by the prospective Independent Producer* *and* *Producing General Agent.*

  B. Please attach any necessary explanatory statements regarding judgments, bankruptcies, credit problems, etc.

  C. If a special contract date is desired, please give the date/reason:

- [ ] Commission Level Assignment form (CL 5.874). Return top copy. (provided by Producing General Agent)
- [ ] Attach copies of all license(s) in states where appointment is requested.
- [ ] Include Variable License if appointment is desired.
- [ ] Completed Errors & Omissions Acceptance/Declination Form (CL 5.624). If declining, provide Face Page of your current coverage. – **Required to be appointed.**
- [ ] Completed Authorization Form for Direct Deposit of Commissions (CL 5.625). (If commissions are being deposited into a checking account, a voided check is required. For savings, a deposit slip for that account must be attached.) – **Required to be appointed.**

Miscellaneous Items:

Subject to the results of a background check, first year commissions will be annualized on PAT cases. If first year commissions are not to be annualized, please check here: ☑ ***Do Not Annualize.***

If you want this producer's name to be excluded from all Columbus Life published materials, contest standings and Briefings, etc. please check this box: ☐ ***Do Not Publish.***

Date

Producing General Agent

This form must accompany all Contract applications.

CL 5.335 (1/05)

United States
Securities and Exchange Commission
Washington, DC 20549

File No. 24-10142

AMENDMENT #4
FORM 1-A

EXHIBIT VOLUME #3

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ROBERT JAMES & ASSOCIATES, INC.
(Exact name of Issuer as specified in its charter)

Robert J. Tonachio, President
615 River Road
Kingston, Tennessee 37763
865/376-4925

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

Exhibit 6.1

Fidelity & Guaranty

OM Financial Life Insurance Company
R1 ANNUITY COMPENSATION SCHEDULE
The Following are Authorized Contracts and the compensation payable:

OLD MUTUAL

7 & 6
New Name



Equity Index Annuities

Index Rewards (Single Premium)

Issue Age Last Birthday 0-79 All Options	Issue Age Last Birthday 80-85 All Options	Renewal
9.000%	4.500%	None

Index Rewards 5 (Single Premium)

Standard - Commission Option 1 (EIAC4B & EIAC4D) (Years 1-3) All Fund Options Age Last Birthday 0 - 79	Standard - Commission Option 1 (EIAC4B & EIAC4D) (Years 1-3) All Fund Options Age Last Birthday 80 - 90	.50% Trail - Commission Option 2 (EIA4DH) (Years 1-3) All Fund Options Age Last Birthday 0 - 79	1.00% Trail - Commission Option 3 (EIA4DT) (Years 1-3) All Fund Options Age Last Birthday 0 - 79	Renewal
5.000%	2.500%	3.500%	2.000%	None

Loyalty Rewards Escalator 6

Issue Age Last Birthday 0-79 All Options	Issue Age Last Birthday 80-85 All Options	Renewal
6.000%	3.000%	None

Loyalty Rewards Escalator 8
Applies to All Available States Except AK, CT, MN, and UT

Issue Age 0-79 All Options (Years 1-3)	Issue Age 80-85 All Options (Years 1-3)	Renewal
7.500%	3.750%	None

Loyalty Rewards Escalator 8
Applies to AK, CT, MN, and UT ONLY

Issue Age 0-79 All Options (Years 1-3)	Issue Age 80-85 All Options (Years 1-3)	Renewal
6.750%	3.375%	None

Loyalty Rewards Escalator 10
Applies to All Available States Except AK, CT, MN, and UT

Issue Age 0-79 All Options (Years 1-3)	Issue Age 80-85 All Options (Years 1-3)	Renewal
8.500%	4.250%	None

OM Financial Life Insurance Company
R1 ANNUITY COMPENSATION SCHEDULE
The Following are Authorized Contracts and the compensation payable:

Loyalty Rewards Escalator 10
Applies to AK, CT, MN, and UT ONLY

Issue Age 0-79 All Options (Years 1-3)	Issue Age 80-85 All Options (Years 1-3)	Renewal
7.500%	3.750%	None

Loyalty Rewards Escalator 12

Issue Age 0-79 All Options (Years 1-3)	Issue Age 80-85 All Options (Years 1-3)	Renewal
9.500%	4.750%	None

Loyalty Rewards Escalator 12 (Over $1M to $2.5M)

Over $1 M to $2.5 M Ages 0 - 79 Upfront w/1.0% Trail 5 Year Duration (EIA12R)	Over $1 M to $2.5 M Ages 0 - 79 Levelized 1.10% Trail 5 Year Duration (EIA12J)	Renewal
4.000%	3.100%	None

Loyalty Rewards Escalator 12 (Over $2.5M to $5M)

Over $2.5M to $5 M Ages 0 - 79 Levelized 1.10% Trail 5 Year Duration (EIA12J)	Renewal
3.100%	None

Safety Index 10

Standard Compensation Option 1 (EIAHQ0) $1 M & Less (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Standard Compensation Option 1 (EIAHQ0) $1 M & Less (Years 1 - 3) All Fund Options Age Last Birthday 80 - 85	Commission Option 2 - 1.00% Trail (EIAQ0T) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Renewal
9.000%	4.500%	3.500%	None

Safety Index 4

Standard - Compensation Option 1 (EIAHQ4) $1 M & Less (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Standard - Compensation Option 1 (EIAHQ4) $1 M & Less (Years 1 - 3) All Fund Options Age Last Birthday 80 - 90	Commission Option 2 - 0.50 Trail (EIAQ4T) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Renewal
4.000%	2.000%	2.000%	None

Safety Index 7 (All States Except CT, MA, MN, UT and WA)

Standard - Compensation	Standard - Compensation	Compensation Option 2 -	Renewal None

OM Financial Life Insurance Company
R1 ANNUITY COMPENSATION SCHEDULE
The Following are Authorized Contracts and the compensation payable:

Option 1 (EIAHQ7) $1M & Less (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Option 1 (EIAHQ7) $1M & Less (Years 1 - 3) All Fund Options Age Last Birthday 80 - 85	1.00% Trail (EIAQ7T) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79
7.500%	3.750%	2.500%

OM Financial Life Insurance Company
R1 ANNUITY COMPENSATION SCHEDULE
The Following are Authorized Contracts and the compensation payable:



Safety Index 7 (Applies to CT, MA, MN, UT and WA Only)

Standard - Compensation Option 1 (EIAHQ7) $1M & Less (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Standard - Compensation Option 1 (EIAHQ7) $1M & Less (Years 1 - 3) All Fund Options Age Last Birthday 80 - 85	Compensation Option 2 - 0.75% Trail (EIAQ7T) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Renewal
6.250%	3.125%	2.500%	None

Spectrum Choice Bonus

Issue Age 0-79 All Options (Years 1-3)	Issue Age 80-85 All Options (Years 1-3)	Renewal
12.000%	6.000%	None

Spectrum Choice Bonus (Over $1M to $2.5M)

Over $1 M to $2.5 M Ages 0 - 79 Upfront w/ 1.00% Trail 8 Year Duration (EIA14R)	Over $1 M to $2.5 M Ages 0 - 79 Levelized 1.3% Trail 8 Year Duration (EIA14J)	Renewal
5.350%	3.300%	None

Spectrum Choice Bonus (Over $2.5M to $5M)

Over $2.5M to $5 M Ages 0 - 79 Levelized 1.3% Trail 8 Year Duration (EIA14J)	Renewal
3.300%	None

Spectrum Rewards Choice 7 w/o Trail

Issue Age Last Birthday 0-79 All Options (Years 1-3)	Issue Age Last Birthday 80-85 All Options (Years 1-3)	Renewal
9.000%	4.500%	None

Spectrum Rewards Choice 7 w/Trail

Issue Age Last Birthday 0-79 All Options (Years 1-3)	Issue Age Last Birthday 80-85 All Options (Years 1-3)	Renewal
7.750%	3.875%	None

Spectrum Rewards Choice 9 (Applies Only to AK and MA)

$1 M or Less - Standard Compensation Option A (EIAST9) (Years 1 - 3)	$1 M or Less - Standard Compensation Option A (EIAST9) (Years 1 - 3)	$1M or Less - .50% Trail - Compensation Option B (EIAT9H) (Years 1 - 3)	$1M or Less - 1.00% Trail - Compensation Option C (EIAT9T) (Years 1 - 3)	Over $1M to $2.5M Upfront w/1.00% Trail - 8 Year Duration (EIAT9R)	Over $1M to $2.5M Levelized 1.15% Trail - 8 Year Duration (EIAT9J)	Over $2.5M to $5M Levelized 1.15% Trail - 8 Year Duration (EIAT9J)	Renewal None

OM Financial Life Insurance Company
R1 ANNUITY COMPENSATION SCHEDULE
The Following are Authorized Contracts and the compensation payable:

All Fund Options Age Last Birthday 0 - 79	All Fund Options Age Last Birthday 80 - 85	All Fund Options Age Last Birthday 0 - 79	All Fund Options Age Last Birthday 0 - 79	All Fund Options Age Last Birthday 0 - 79	(Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	(Years 1 - 3) All Fund Options Age Last Birthday 0 - 79
10.000	5.000	8.000	5.500	4.000	3.100	3.100

OM Financial Life Insurance Company
R1 ANNUITY COMPENSATION SCHEDULE
The Following are Authorized Contracts and the compensation payable:

Spectrum Rewards Choice 9 (Applies to All States Except AK and MA)

$1 M or Less - Standard Compensation Option A (EIAST9) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	$1 M or Less - Standard Compensation Option A (EIAST9) (Years 1 - 3) All Fund Options Age Last Birthday 80 - 85	$1M or Less - .50% Trail - Compensation Option B (EIAT9H) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	$1M or Less - 1.00% Trail - Compensation Option C (EIAT9T) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Over $1M to $2.5M Upfront w/1.00% Trail - 8 Year Duration (EIAT9R) All Fund Options Age Last Birthday 0 - 79	Over $1M to $2.5M Levelized 1.15% Trail - 8 Year Duration (EIAT9J) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Over $2.5M to $5M Levelized 1.15% Trail - 8 Year Duration (EIAT9J) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Renewal
11.000	5.500	8.750	6.500	4.400	3.150	3.150	None

Spectrum Rewards Reserve (Applies to AK and MA Only)

$1 M or Less - Standard Compensation Option 1 (EIAC4B & EIAC4D) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	$1 M or Less - Standard Compensation Option 1 (EIAC4B & EIAC4D) (Years 1 - 3) All Fund Options Age Last Birthday 80 - 85	$1M or Less - .50% Trail - Commission Option 2 (EIA4DH) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	$1M or Less - 1.00% Trail - Commission Option 3 (EIA4DT) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Over $1M to $2.5M Upfront w/ 1.00% Trail - 8 Year Duration (EIA4DR) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Over $1M to $2.5M Levelized 1.20% Trail - 8 Year Duration (EIA4DJ) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Over $2.5M to $5M Levelized 1.20% Trail - 8 Year Duration (EIA4DJ) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Renewal
10.000	5.000	7.250	4.250	3.900	3.050	3.050	None

Spectrum Rewards Reserve (Applies to All States Except AK and MA)

$1 M or Less - Standard Compensation Option 1 (EIAC4B & EIAC4D) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	$1 M or Less - Standard Compensation Option 1 (EIAC4B & EIAC4D) (Years 1 - 3) All Fund Options Age Last Birthday 80 - 85	$1M or Less - .50% Trail - Commission Option 2 (EIA4DH) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	$1M or Less - 1.00% Trail - Commission Option 3 (EIA4DT) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Over $1M to $2.5M Upfront w/ 1.00% Trail - 8 Year Duration (EIA4DR) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Over $1M to $2.5M Levelized 1.20% Trail - 8 Year Duration (EIA4DJ) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Over $2.5M to $5M Levelized 1.20% Trail - 8 Year Duration (EIA4DJ) (Years 1 - 3) All Fund Options Age Last Birthday 0 - 79	Renewal
11.000	5.500	8.250	5.500	4.500	3.200	3.200	None

Fixed Annuities

Dexterity 3 (3MYGAR&3MYGAM)

First Year Issue Age Last Birthday Age 0-79	First Year Issue Age Last Birthday Age 80-90	Renewal
2.500%	1.250%	None

Dexterity 3 Plus (3MYGAP&3MYGAN)

First Year Issue Age Last Birthday Age 0-79	First Year Issue Age Last Birthday Age 80-90	Renewal
2.500%	1.250%	None

Fidelity Platinum (5 Yr. Guar)

First Year Issue Age 0-79	First Year Issue Age 80-90	Renewal
		None

Fidelity Platinum (7 Yr. Guar)

First Year Issue Age 0-79	First Year Issue Age 80-90	Renewal
		None

Fidelity Platinum (10 Yr. Guar)

First Year Issue Age 0-79	First Year Issue Age 80-90	Renewal
		None

OM Financial Life Insurance Company
R1 ANNUITY COMPENSATION SCHEDULE
The Following are Authorized Contracts and the compensation payable:

3.500%	1.750%

4.000%	2.000%

4.500%	2.250%

Fidelity Platinum Plus (7 Yr. Guar)		
First Year Issue Age 0-79	First Year Issue Age 80-90	Renewal None
6.000%	3.000%	

Fidelity Platinum Plus (10 Yr. Guar)		
First Year Issue Age 0-79	First Year Issue Age 80-90	Renewal None
4.500%	2.250%	

OM Financial Life Insurance Company
R1 ANNUITY COMPENSATION SCHEDULE
The Following are Authorized Contracts and the compensation payable:



Fidelity Platinum Plus (5 Yr. Guar)

First Year Issue Age 0-79	First Year Issue Age 80-90	Renewal
3.750%	1.875%	None

Legends Classic

Issue Age 0-79	Issue Age 80-90	Renewal
6.000%	3.000%	None

Legends Max

Issue Age 0-79	Issue Age 80-90	Renewal
7.000%	3.500%	None

Immediate Annuities

Guaranty Income Plan (SPIA / Structured Settlements)

Ages 0 - 89	Ages 90 - 94	Age 95	Age 96	Age 97	Age 98	Ages 99 - 100	Renewal
4.000%	3.750%	3.500%	3.000%	2.750%	2.500%	1.750%	None

***Medicaid SPIA - Balloon Benefit Payout Period**

Year 1 & 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10+	Renewal
3.000%	4.750%	7.500%	9.500%	9.500%	9.500%	9.500%	9.500%	12.000%	None

***Medicaid SPIA - Level Benefit Payout Period**

Year 1 & 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10+	Renewal
2.000%	3.000%	3.500%	5.000%	6.500%	7.500%	8.500%	9.500%	12.000%	None

**Flexible Premium - A performance trail will be paid on the Spectrum Rewards Choice 7 WITH TRAIL if selected at the time of the application. The performance trail will credit the agent an amount equal to 10% of the equity interest credited to the client on index crediting dates. Note the performance trail does not count interest earned on the fixed bucket.

***Medicaid SPIA-Balloon + Level Benefit Payout Periods-Commissions will be paid based on the Benefit Payout period in whole years. Example: 2yrs 8 months will be calculated using the 2 year Benefit Payout Period.

BASIC COMMISSIONS - Basic Commissions on Authorized Contracts listed below shall be payable in accordance with this Compensation Schedule. Basic Commissions are expressed as percentages of premiums received and accepted by the Company subject to the other provisions herein contained based on the policy effective date. Basic Commissions on additional policies and riders hereafter offered by the Company shall be payable at rates to be furnished by the Company. Any policies in force at the time this Compensation Schedule becomes effective shall be subject to the commission and commission chargeback provisions set forth in the Compensation Schedule applicable at the time such policies were issued. Commissions shall not be paid on any premiums waived or paid by the Company. This schedule is subject to change at any time by the Company.

LARGE DEFERRED ANNUITY CASES

Traditional Fixed and Multi Year Guarantee Annuities (MYGA) - A large case is one in which the total first year premium is in excess of $600,000. A commission reduction of 50 basis points for any policy(s) issued on the same client in the same year for which the total first year premium in aggregate exceeds $600,000 will be made retroactive to the first dollar of premium (reduction is on the entire amount). Subsequent premiums may result in a chargeback if it causes the total premium to exceed $600,000.

Indexed Annuities - For all Indexed Annuities, premiums are accepted up to and including $1,000,000 with no prior Home Office approval or reduction in commission. Premiums in excess of $1,000,000 may be accepted for Spectrum Choice Bonus, Spectrum Rewards Reserve, Spectrum Rewards Choice 9 and Loyalty Rewards Escalator 12 only and require Home Office approval. OMFN reserves the right to refuse to accept premiums in excess of $1,000,000 or choose a specific compensation option.

OM Financial Life Insurance Company
R1 ANNUITY COMPENSATION SCHEDULE
The Following are Authorized Contracts and the compensation payable:

COMMISSION FOR INTERNAL REPLACEMENTS - New policies issued by the Company as a result of internal replacement of existing policies will be compensated at a reduced rate set by the Company. The concurrent termination of one policy and issue of another will be treated as a replacement. Similarly, cash values paid to policyholders and subsequently returned for application to newly issued policies will be treated as if they were transferred directly and compensation will be adjusted accordingly. Policy values applied towards premium will not receive commission.

COMMISSION CHARGEBACK – First year commissions on annuities unless otherwise indicated will be charged back at the rate of 100% on full surrenders, and partial surrenders which exceed the free amount (if any) or MRD, during the first twelve policy months and at the rate of 50% during the second twelve policy months. Spectrum Rewards Reserve first year commissions will be charged back at a rate of 100% on full and partial surrenders during the first twelve policy months, 75% in the second twelve policy months and 50% in the third twelve policy months. HeritageMaster (Single Premium Equity Indexed Universal Life) - chargeback on surrender is 100% during the first twelve policy months, at the rate of 50% during the second twelve policy months.

ADDITIONAL - First year commissions will be charged back for: @ Any policy which is considered a "not taken"; @ Any policy which is not issued by the company, or if already issued, is rescinded; @ Any situation in which the producer fails to conform to applicable state regulations and /or company policies and procedures; @ Any situation in which the producer fails to reasonably cooperate with the company.

CHARGEBACKS ON EARLY ANNUITIZATIONS – In all cases, when a contract is annuitized within the chargeback period, the first year commission will be adjusted to the commission level of the immediate annuity product (F&G Guaranty Income Plan).

COMMISSIONS ON ANNUITIZATION OF DEFERRED ANNUITIES - Full SPIA commissions will be paid on annuitizations after the surrender charge period expires. For annuities with repeating surrender charge periods, full SPIA commissions will be paid on annuitizations which occur at any time after the second interest rate guarantee period.

DEATH OF OWNER – There are no chargebacks on death of a policyowner except for Spectrum Choice Bonus, Spectrum Rewards Reserve, Spectrum Choice 9 and Loyalty Rewards Escalator 12 where the premiums are in excess of $1,000,000. Chargebacks will occur during the normal chargeback period described above.

TRAIL COMPENSATION - Trail compensation is offered at issue only and cannot be changed after issue (no reissues). The trail compensation will be generated based on the percent indicated per year for the life of the contract unless otherwise indicated. The trail compensation will be based on the account value and will be paid quarterly (end of the quarter) beginning after the first policy year. The trail compensation will be paid to the writing agent level only for the life of the contract unless indicated on the matrix otherwise. The trail compensation is not available over age 79.

OM Financial Life Insurance Company
R1 ANNUITY COMPENSATION SCHEDULE
The Following are Authorized Contracts and the compensation payable:

- This Compensation Schedule is effective as of the later of January 1, 2007 or the date the referenced products are approved by the Company for sale in the state(s) in which you do business.

- R1 - (Effective 1/1/2007)

Individual License Details


California
Department of
Insurance

7-4G

Disclaimer

The license status information shown below represents information taken from the CDI licensing database at the time of your inquiry. This information may not always be current. For example, items sent to the Department may be pending review or simply may not have been entered into our licensing database yet. Continuing Education hours quoted may not reflect courses taken in the last 45 days. This database will reflect concluded disciplinary actions against licensees. Complaints and ongoing investigations are confidential and, therefore, not available. However, a list of enforcement actions is available.

Glossary of Terms

Name: TONACHIO ROBERT JAMES | License#: 0B73208

License type: Life Agent	Status: Active	Status Date: 01/29/1996	Expr Date: 01/31/2004

Non-Res Insurance Producer

Business Address: 615 RIVER RD KINGSTON, TN 37763

Company Appointments

This licensee is authorized to transact on behalf of the following:

Company	For	Effective
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA	For: Life and Disability	Effective: 02/03/1998
AMERICAN NATIONAL INSURANCE COMPANY	For: Life and Disability	Effective: 01/29/1996
AMERICO FINANCIAL LIFE AND ANNUITY INSURANCE COMPANY	For: Life and Disability	Effective: 01/02/2002
AMERUS LIFE INSURANCE COMPANY	For: Life and Disability	Effective: 02/15/2000
IL ANNUITY AND INSURANCE COMPANY	For: Life and Disability	Effective: 01/16/1997
JEFFERSON-PILOT LIFE INSURANCE COMPANY	For: Life and Disability	Effective: 02/03/1998
JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY	For: Life and Disability	Effective: 01/17/2002
LIFEUSA INSURANCE COMPANY	For: Life and Disability	Effective: 02/03/1998
NATIONAL WESTERN LIFE INSURANCE COMPANY	For: Life and Disability	Effective: 11/14/2000
PENN TREATY NETWORK AMERICA INSURANCE COMPANY	For: Life and Disability	Effective: 02/29/1996
SECURITY LIFE INSURANCE COMPANY	For: Life and Disability	Effective: 02/03/1998




Insurance Licensing
Search
Renewal
TexasDepartmentofInsurance



Appointments	
ROBERT JAMES TONACHIO	
Company	Active
AIG ANNUITY INSURANCE COMPANY	01/08/2001
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA	05/07/1996
AMERICAN NATIONAL INSURANCE COMPANY	01/23/1996
AMERUS LIFE INSURANCE COMPANY	01/11/2000
IL ANNUITY AND INSURANCE COMPANY	10/15/1996
JOHN HANCOCK LIFE INSURANCE COMPANY	12/27/2001
JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY	12/27/2001
NATIONAL WESTERN LIFE INSURANCE COMPANY	11/14/2000
SECURITY LIFE INSURANCE COMPANY OF AMERICA	04/23/1996
TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY	03/13/2002

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Power Partner Contracting Transmittal

To: Julie Barrett	Your Fax No.: 800-370-3085
Company: Fidelity and Guaranty Life Insurance Company	
From: Jennifer Garduno – Brokers' Choice of America, Inc.	Date: 02/12/03
Our Fax No.: (303) 991-0788	Time:
Our Phone No: (800) 344 – 4105	No. of Pages Including Leadsheet: 1
Agent Name(s): Robert Tonachio	(circle one) NEW BUSINESS PENDING: yes no Name of applicant: Application Sign Date:
Agent Compensation Level: RA	

To ensure proper and timely contracting please return ***ALL*** of the following that apply:

☐ Requirements for agents who will receive direct payment of compensation

____ Signed and completed General Agents Agreement (sign and date ***BOTH*** sides of the agreement)

____ Copy of current individual insurance license or corporate license for each state in which individual/entity is authorized to write business or will receive override commission. [If first time licensing ***MAIL*** original completed state forms with appropriate fees]

____ Direct Deposit (EFT) Authorization

____ Signed and completed W-9 form(taxpayer certification)

☐ Requirements for agents who will receive payment of compensation through the agency

____ Signed and completed Producer Information Form

____ Copy of current individual insurance license or corporate license for each state in which individual/entity is authorized to write business or will receive override commission. [If first time licensing ***MAIL*** original completed state forms with appropriate fees by mail]

****Appointments ***MUST*** be signed by the appointing agent and ***ALL*** signatures must be legible*****

Please appoint as a non-resident in Indiana

SPECIAL INSTRUCTIONS:

FOR POWER PARTNER USE ONLY

Fidelity & Guaranty Life Insurance Company

General Producer's Agreement

FEB 04 2003

TONACHIO, ROBERT
000100680
TN

FOR SPEEDY SERVICE PLEASE PROVIDE
FAX #: (303) 991-0788
Marketing Contact Name: Jen Garduno

MGA Name: Brokers' Choice of America
MGA Address: 10350 E. Easter Ave.
Englewood, CO 80112
City: State: Zip:

PRODUCER INFORMATION

Please Print or Type

This is a request for the appointment of:

1. Producer Name: Robert Tonachio
2. Residence Address: 615 River Rd
(If applicable)
City: Kingston State: TN Zip: 37763
3. Residence Phone: (865) 376-4925
4. Business Address: same
City: State: Zip:
5. Business Phone: ( )
6. Business Fax: (865) 376-8394
7. E-Mail Address: rbjames1@msn.com
8. Date of Birth:
9. Social Security #: *** FISMA & OMB Memorandum M-07-16
10. Res. State License #: See attached
Copy of license and letter of certification (if applicable) required.
11. Additional state(s) in which you wish to be appointed (and license numbers): See attached
Copy of license and letter of certification (if applicable) required.
12. Have you ever had a contract with The St. Paul, USF&G or F&G Life?
☐ No ☒ Yes Producer Code:
13. Have you ever filed for bankruptcy?
☒ No ☐ Yes
14. Have you or your principals (including officers, directors, partners, members or shareholders) ever been refused an insurance or any other professional, occupational or vocational license; or had any such license restricted, suspended or revoked; or relinquished or surrendered any such license as part of any investigation or proceeding?
☒ No ☐ Yes
15. Have you or your principals (including officers, directors, partners, members or shareholders) ever been fined, barred or otherwise disciplined by an insurance regulatory authority or any other regulatory authority of any kind?
☒ No ☐ Yes
16. Have you or your principals (including officers, directors, partners, members or shareholders) ever been convicted or pled guilty or nolo contendere to a crime, felony or misdemeanor, other than a traffic violation, or are you now under indictment?
☒ No ☐ Yes
17. Are you or your principals (including officers, directors, partners, members or shareholders) currently the subject of any investigation, inquiry or proceeding before any insurance or other professional, occupational or vocational licensing or regulatory authority or association?
☒ No ☐ Yes

If you answered Yes to any question #13-17, please attach a statement of explanation.

18. Sex: ☒ Male ☐ Female

BY SIGNING BELOW, I HEREBY AUTHORIZE F&G LIFE TO (A) CONDUCT A BACKGROUND INVESTIGATION IF REQUIRED BY STATE INSURANCE CODES OR IF OTHERWISE DEEMED APPROPRIATE OR DESIRABLE BY F&G LIFE, AND (B) DISCLOSE THE RESULTS OF THE INVESTIGATION TO THE MASTER GENERAL PRODUCER, THE GENERAL PRODUCER AND/OR THE PRODUCER BY WHOM I WAS REFERRED TO F&G LIFE FOR APPOINTMENT.

BY SIGNING BELOW, I HEREBY ACKNOWLEDGE THAT I HAVE RECEIVED AND READ F&G LIFE'S MARKET CONDUCT GUIDE. I AGREE TO COMPLY WITH ALL PROVISIONS CONTAINED IN THE MARKET CONDUCT GUIDE AS AMENDED FROM TIME TO TIME, AND ALL OTHER PRESENT AND FUTURE RULES, REGULATIONS AND DIRECTIVES OF ANY KIND ISSUED BY F&G LIFE WITH RESPECT TO MARKET CONDUCT.

Signature: X [signature]

Title:

Date: 02/12/03

PLEASE READ AND SIGN GENERAL PRODUCER'S AGREEMENT ON THE REVERSE SIDE OF THIS APPLICATION.

TO BE COMPLETED BY APPOINTING GENERAL PRODUCER (if applicable)

Compensation Schedule: R-A *Attach a copy of compensation schedule*

Signature of Authorized Producer: [signature] Date: 02/12/03

Name of Producer: BCA

F&G Life Producer Code of Appointing General Producer: 9599

Home Office Use Only

Producer Code #: RSM:

Fidelity & Guaranty Life Insurance Company



General Producer's Agreement

This agreement is made between Fidelity & Guaranty Life Insurance Company (the "Company") and the General Producer named on the reverse page ("you," "your" or "yours"). You and the Company agree as follows:

[illegible]

IN WITNESS WHEREOF the parties have caused this Agreement to be executed under seal on the dates indicated below.

General Producer	Fidelity & Guaranty Life Insurance Company
X ____________________ (SEAL)	X ____________________ (SEAL)
	Signature Title Date

Company Use Only

Producer Number ____________________ Compensation Schedule ____________________



STATE OF TENNESSEE
DEPARTMENT OF
COMMERCE AND INSURANCE



ID NUMBER: 00727195
LIC STATUS: CURRENT
EFFECTIVE DATE 03/06/2002
EXPIRATION DATE 03/05/2003

INSURANCE DIVISION
INSURANCE AGENT
ROBERT J TONACHIO

THIS IS TO CERTIFY THAT ALL REQUIREMENTS
OF THE STATE OF TENNESSEE HAVE BEEN MET.

2002 ... 26 PM 2:31

ROBERT JAMES TONACHIO
615 RIVER RD
KINGSTON TN 37763-6320



2789379

State of Tennessee

AGENT LICENSING SECTION

INSURANCE AGENT

ROBERT JAMES TONACHIO

This is to certify that all requirements of the State of Tennessee have been met.

ID NUMBER: 0000727195 SSN: OMB Memorandum M-07-1

LIC STATUS: CURRENT

EFFECTIVE DATE: 03/06/2002

EXPIRATION DATE: 03/05/2003

LICENSE CODES:
21 22
DEFINITION OF CODES ON REVERSE OF LICENSE

IN-1313
DEPARTMENT OF
COMMERCE AND INSURANCE

Fidelity & Guaranty Life
INSURANCE COMPANY

Fidelity & Guaranty Life Insurance Company
1001 Fleet Street, Baltimore, MD 21202 • PO Box 1137, Baltimore, MD 21203-1137
www.fgllife.com

Life keeps getting better

FAX

To: Contracting & Licensing Your Fax: 303-991-0788

Company: Brokers Choice of America

From: Keisha Blake Date: 2/20/03

Our Fax: 410-895-0129 Time:

Our Tel.: 800-445-6758 Pages (including cover): 1

RE: Robert Draclio - *** SSN/EIN: OMB Memorandum M-07-16 ***

We have enclosed and incompleted contracting paperwork on the agent above due to the fact the following required information was missing:

- General Producers Agreement (Principal or Agency)
- Producer Information Form____
- W-9 (Principle or Agency)
- Verify SS# or EIN: ________
- Life License (Principal or Agency) ________
- Vector Explanation________
- MGA Profile__________
- MGA Signoff__________
- Written explanation required (Bankruptcy) (Past Dues) (Liens/ Judgements) Other________
- Clarify Need GPA Form / Contracting Paperwork.

If you wish to continue with the appointment process, please forward the missing information with a copy of this memo to expedite the process when received. If missing information is not received the file will remain closed. Your cooperation is greatly appreciated. Any questions please feel free to contact us.

See Attached Profile. (it is not completed)

[illegible] Life Insurance Company

Required for All Exceptional Commission Levels

[illegible]

Channel [illegible]: ______ Sales Focus (Life or Annuity): ANNUITY

[illegible]: RD

[illegible]

Agency Name: ROBERT JAMES + ASSOCIATES Direct Dial: 865-376-9348

Agency Principal: ROBERT TOMACHIO Toll-Free: 800-530-5200

Address Line 1: 615 RIVER ROAD Facsimile: 865-376-2294

Address Line 2: ______

City, ST Zip: KINGSTON, TN 37763

Contact Information

Primary Contact: ROBERT TOMACHIO Email 1: RJBJAMES1@MSN.COM

[illegible] Contact(s): ______ Email 2: ______

Total [illegible] Contract: 4000+ Web Site Address: ______

[illegible] Information

States [illegible]: EVERY STATE EXCEPT HI & AK.

Product Mix

	% of agency revenue derived from the product	F&G Products to be sold (check those that apply)	Mix of F&G Life Business (in terms of revenue)
Annuity – Fixed [illegible] (Includes EIA)	100%	☑	
Annuity – Immediate	0	☐	
Annuity – Variable	0	☐	
Life – Traditional Term	0	☐	
Life – Fixed Permanent	0	☐	
Life – Variable	0	☐	
Securities	0	☐	
	100%		100%

[illegible]

[illegible]	Prior Year's Premium	[illegible] Year's Premium
Life	0	0
Annuity	100 million	150 million
Total	"	"

Need # [illegible]

[illegible] Life

Life	0	
Annuity		
Total		

Lead Carrier & Lead Product

Legacy Marketing Group

Annuities

F&G Life's [illegible] within the Agency (e.g. [illegible]) ______

[illegible] Remarks: ______

[illegible] Signature: ______ Date: ______

Print Name: ______

Title: ______


BROKERS' CHOICE OF AMERICA, INC.

Tyrone M. Clark
President/ Owner

Jennifer Garduno x144
Contracting Manager
Direct: 303-991-0745 ◊ Fax: 303-991-0788 ◊ Email: bcajcng@brokerschoice.com

Date: 3/24/03

Please deliver to: Licensing

Number of pages (including cover): 2

Special instructions/Notes: Financial Status for Robert Tonachio

Fax sent to #: 410-895-0129

WARNING Unless otherwise indicated or obvious from the nature of the transmittal, the information contained in this fax message is CONFIDENTIAL INFORMATION intended for the named recipient (or employee or agent responsible for delivering it to the recipient). You are hereby notified that any dissemination, distribution or copying of this fax is strictly prohibited. If you have received this fax in error or are not sure whether it is privileged, please immediately call us and return the original message to us at the address below.

PLEASE CALL US AT 800-344-4105 ex. 144 IF YOU HAVE HAD A PROBLEM RECEIVING ANY OF THIS FAX TRANSMITTAL.

10350 East Easter Avenue • Englewood, CO 80112
(800)344-4105 (303)753-1417 (303)753-9717

Fidelity & Guaranty Life
INSURANCE COMPANY

COMPENSATION WORKSHEET

AGENT NAME: Robert Ionachio　　AGENT CODE:

AGENCY NAME:　　AGENT STATE:

DATE	INITIALS	DESCRIPTION
2/19		need EPA form
2/20/03	CBS	updated onyx not in HAD

```
     COMMAND
                    DSS AGENT PERSONAL INQUIRY (CAH1)
CO 200  AGENT ID  000100680  EMPLOYEE IND N  SEX CDE M  PAYEE IND N   AGT STS T
AGT TEL NO 865 376 4925 SOC SEC NO                      SS VERIFY Y
ALT TEL NO 865 376 1030 AGENCY  BRKRG   HOLD CDE        HOLD EFF DATE
FAX NO     865 376 2294 REGION CODE  C  INACT RSN       INACT BEG DATE
BIRTH DATE   04/20/1937                                 INACT END DATE
EFF DATE     11/13/2000                                 LST CHANGE DATE 11/20/2002
TERMN DATE   11/18/2002 TERMN RSN    UR                 LST STS CHG DTE 11/20/2002
NET ELIGB DT            NET IND N                       LAST CHANGE OPER  FG00496
AGENT NAME LAST  TONACHIO       1ST/MDL ROBERT J.             PRE       SUF
CORP NAME                                                  INC?
    AGENT ADDRESS                                   TAX ID
ADDR-1 615 RIVER ROAD                       ST CDE TN  ZIP/PSTL 27763     CNT CDE US
ADDR-2                                          ADDR-3
ADDR-4                                          ADDR-5 KINGSTON
    ALTERNATE AGENT ADDRESS
ADDR-1                                      ST CDE     ZIP/PSTL           CNT CDE
ADDR-2                                          ADDR-3
ADDR-4                                          ADDR-5
      DISTRIBUTION CHANNEL    BRKRG    AGENT CLASS_ PPGA        BONUS  Y
             NATIONAL ACCOUNT?  Y       USF&G AGENT        0

NXT TRX CAH2   VER EF PROD C1 CL/POL                SEC ID       CO 200 OVRD N
```

TONACHIO, ROBERT
000100680
TN

OK to Proceed
2/12/03
Same #
BRP

Date: 02/12/2003 Time: 10:08:56 AM



Fidelity & Guaranty Life Insurance Company
1001 Fleet Street, Baltimore, MD 21202 • PO Box 1137, Baltimore, MD 21203-1137
Tel: 410-895-0100 1-888-697-LIFE • Fax 410-895-0046 • www.fglife.com

Life keeps getting better

AGENT HIERARCHY CHANGE FORM

FEB 15 2009

I hereby authorize F&G Life to make the following changes to my existing agent or producer agreement.

Please Note: A release is not required for agents who request reappointment under a new hierarchy following all guidelines noted below are met. The appointing agent may not induce a change in hierarchy by offering a higher compensation level. Agent may not be eligible to move due to existing debt with company or current MGA.

LIFE Agents

A) Contract Effective Date or Hierarchy Effective date is less than 6 months and a minimum of 90 days with zero production.
B) Contract Effective Date or Hierarchy Effective date is 6 months or greater with premium less than $2500.00 in most recent 6 months.

ANNUITY Agents

- Appointment date is greater than twelve months and
- No submitted business within the past twelve months

Agent Name: Robert Tamachio

Agent Address: 615 River Rd Kingston TN 37763

Agent Number: FOIA & OMB Memorandum M-07-16

Agent Phone: 865-388-8872 Agent Fax: 865-376-2294

Agent Signature: [signature] Email Address: robjames4@msn.com

Agency Authorized Signature and Title: ______

Compensation Schedule: 2A

F&G Life Producer Code of New Appointing General Producer: 9599

Signature Authorized Producer: [signature] Date: 02/04/03
(Upline Signature/Authorization)

The Appointing General Producer's signature indicates acceptance of responsibility for this agent/agency to the extent outlined in your General Agent Agreement with Fidelity and Guaranty Life Insurance Company. This change will be effective when completed paperwork and all supporting documentation if necessary, (i.e. release etc.) is received and accepted by F&G Life.

"FOR MGA USE ONLY"

FGLI 4894 10-2003


BROKERS' CHOICE OF AMERICA, INC.

Tyrone M. Clark
President/ Owner

Jennifer Garduno x144
Contracting Manager
Direct: 303-991-0745 ◊ Fax: 303-991-0788 ◊ Email: bcalcmg@brokerschoice.com

Date: 02/04/03

Please deliver to: Licensing

Number of pages (including cover): 2

Special instructions/Notes: Please Transfer Robert Tonachio

Fax sent to #: 410-895-0046

WARNING: Unless otherwise indicated or obvious from the nature of the transmittal, the information contained in this fax message is CONFIDENTIAL INFORMATION intended for the named recipient (or employee or agent responsible for delivering it to the recipient). You are hereby notified that any dissemination, distribution or copying of this fax is strictly prohibited. If you have received this fax in error or are not sure whether it is privileged, please immediately call us and return the original message to us at the address below.

PLEASE CALL US AT 800-344-4105 ex. 144 IF YOU HAVE HAD A PROBLEM RECEIVING ANY OF THIS FAX TRANSMITTAL.

10350 East Easter Avenue · Englewood, CO 80112
(800) 344-4105 (303) 753-1417 (303) 759-9717

Confirmation Report – Memory Send

Time : Feb-20-2003 04:03pm
Tel line : 410-895-0835
Name : F&G LIFE IT

Job number	:	652
Date	:	Feb-20 03:58pm
To	:	013038910798
Document pages	:	001
Start time	:	Feb-20 04:03pm
End time	:	Feb-20 04:03pm
Pages sent	:	001
Status	:	OK

Job number : 652 *** SEND SUCCESSFUL ***

1001 Fleet Street, Baltimore, MD 21202 – PO Box 1137, Baltimore, MD 21203-1137
www.fglife.com

Life keeps getting better

FAX

To: Contracting & Licensing
Company: Bankers House of America
From: Keisha Blake
Our Fax: 410-895-0129
Our Tel.: 800-445-6758
Your Fax: 303-991-0788
Date: 2/20/03
Time:
Pages (including cover): 1

RE: Robert Anachie

*** FISMA & OMB Memorandum M-07-16 ***

We have enclosed and incomplete contracting paperwork on the agent above due to the fact the following required information was missing:

- General Producers Agreement (Principal or Agency)
- W-9 (Principals or Agency)
- Life License (Principal or Agency) ________
- MGA Profile ________
- Producer Information Form ________
- Verify SS# or EIN? ________
- Factor Explanation ________
- MGA Signoff ________
- Written explanation required (Bankruptcy) (Past Dues) (Liens/Judgements) Other ________
- Clarify: Need AAA Form, Contracting Paperwork.

If you wish to continue with the appointment process, please forward the missing information with a copy of this memo to expedite the process when received. If missing information is not received the file will remain closed. Your cooperation is greatly appreciated. Any questions please feel free to contact me.

TONACHIO, ROBERT
000100680
TN

Quality Check

DATE	INITIALS	COMPLETED		LOAD	VERIFY
2-13-03	JH				
		✓	DSS CHECK		
		✓	VECTOR		
		✓	APPOINT-PAK		
			CREDIT/CRIMINAL REQUEST		
			STATE APPOINTMENT		
			TRANSACTIONS		
			LOAD DSS	LOAD	VERIFY
			CONFIRM THE CONTRACT	102	
			IS BACK OF AGREEMENT ?	102	
			VERIFY W-9?	102	
			IS ANY MENTION OF A TAX ID OR COMPANYINFO ?	102	
			EFT?	102	
			MULTI-LICENSE?	121	
			CONFIRM THE PROFILES?	103	203
			EMAIL ADDRESS? ✓	105	202
			ANNUALIZATION?	102	
				105	

Exhibit 6.1

Great American Life Insurance Company

PROSPECTIVE AGENT'S APPLICATION AND PROFILE
WITH POWER TO APPOINT

GREAT AMERICAN LIFE INSURANCE COMPANY

Please print legibly or type

I-PERSONAL INFORMATION

Full Name Robert (First) James (Middle) Tonachio (Last)

Date of Birth 04/20/37 ☒ Male ☐ Female Social Security # *** FISMA & OMB Memorandum M-07-16 ***

Residence Address 615 River Road (Street) Kingston (City) Tn (State) (County) 37763 (Zip)

Previous Address (If less than five years at the above listed address)

(Street) (City) (State) (County) (Zip)

Residence Phone (865) 376-1030 Business Phone (865) 376-4925

Business Address 615 River Road (Street) Kingston (City) Tn (State) (County) 37763 (Zip)

Mailing Address 615 River Road (Street) Kingston (City) Tn (State) (County) 37763 (Zip)

Fax Phone (865) 376 2294 Other Number ( )

E-Mail Address robjames @ bellsouth.net Website Address, if applicable

What is your preferred method of communication ☐ Fax ☒ Email

II-BUSINESS and LICENSE INFORMATION (Please attach copies of current licenses)

Year you entered the business 1992 Licensed to sell: ☒ Life ☒ Health ☒ Annuity ☐ Variable Annuity ☐ Other

Resident License State Tn Other State(s) PA, NC, SC, FL, MA, AZ

Error and Omissions Carrier Calsurance E & O Expiration Date [signature]

E & O Coverage ________ (Attach declaration page to application)

Have you ever been registered with the NASD? ☐ Yes ☒ No If "Yes," please list CRD Number

List membership affiliations: CSA

Make commissions payable to:

☒ Individual

☒ Corporation (Complete Commission Assignment/Corporate Licensing form #N600497NW1)

Please list any business and its tax identification number (TIN) of which you are an owner, partner, director or officer:

Incorporated Name and/or DBA Name	Address	TIN	State of Incorporation
Robert James Associates, Inc	615 River Road Kingston Tn 37763	56-2553892	TN

III-EMPLOYMENT HISTORY

Include insurance companies you are contracted with, or have been contracted with during the last five years. If you have less than five years insurance experience, please include employment history for the last ten years.

From	To	Name of Company	Address (City & State)	Reason for Leaving
		ANICO		
		Legacy		
		LNG		

X2607501NW

P.O. Box, 5420, CINCINNATI, OHIO, 45201-5420, TEL. (800) 438-3398,

(05/05)

IV – BACKGROUND INFORMATION

The following questions have been developed to assist the Company in selecting reputable, trustworthy Representatives to sell and promote our products. Please answer all questions. **If you answer yes to any of the questions, please attach a separate sheet with details.** The Company will use the information and our best efforts to make a fair, informed decision regarding the appropriateness of an appointment. **(A "Yes" answer to any of the following questions will NOT automatically cause this application to be denied.)**

		YES	NO
1)	Are you currently charged with or have you ever pled guilty or no contest to, or been convicted of, any crime (excluding minor traffic offenses and including disclosure of expunged or sealed records?)	☐	☒
2)	Are you now or have you ever been the subject of any lawsuit, claim, investigation or proceeding alleging breach of trust or fiduciary duty, forgery, fraud, or any other act of dishonesty?	☐	☒
3)	Have you ever had your agent's license or registration suspended or revoked, or are you now, or have you ever been the subject of a professional license/registration or market conduct investigation, claim or proceeding?	☐	☒
4)	Have you ever been involuntarily terminated or permitted to resign from employment or from an agent or representative appointment, with any insurance or other financial services company other than for lack of production?	☐	☒
5)	Has a bonding, surety or E&O provider denied an application or claim, made payment for you or terminated coverage?	☐	☒
6)	Are you delinquent in any personal or business financial obligations, or does any insurance or financial services company hold a claim against you for commission debit balances?	☐	☒
7)	Are there any outstanding judgments, liens or claims against you, including delinquent tax obligations, or have you or any business in which you were or are an owner, partner, officer or director, ever filed bankruptcy? BANKRUPTCY DISCHARGE DATE ______	☐	☒
8)	Have you ever done business under another name?	☐	☒
9)	At any time during the past 10 years have you, or any business, in which you were an owner, partner, officer or director, been involved in any regulatory, civil or criminal matters not disclosed above?	☐	☒

V-NOTICE

I certify that the information contained herein is true and complete to the best of my knowledge and belief. ***I further understand that failure to provide true and complete information may result in the denial of this request for appointment and/or subsequent termination thereof.*** I agree to promptly notify the Company if any of the information on this application changes. I authorize the Company to conduct an investigation concerning my qualifications for appointment including my character, general reputation, credit worthiness, and personal traits and release any person and/or companies contacted from all liability with respect to the information given. I authorize the Company to investigate me now and at any time while I am contracted with the Company and to share any information obtained with: affiliated companies, appointing agent up-line management and company management. I further understand that the Company may deny my request for appointment, and may subsequently rescind my appointment, at its sole discretion.

I acknowledge that I am familiar with the insurance and securities laws, (if applicable), and regulations of the jurisdictions to which I am applying for appointment.

I agree that a photocopy of this authorization and release shall be as valid and binding as an original.

I understand and agree that I am not authorized, and am expressly forbidden, to solicit business for the Company until my license and appointment have been secured.

I certify that I have read the Agent's Agreement attached to this Application and agree to be bound by all terms and conditions of said Agreement.

Under penalty of perjury, I certify that the Social Security Number shown or taxpayer identification number shown on this form is my correct taxpayer identification number and I am not subject to backup withholding by the Internal Revenue Service.

Signature of individual soliciting appointment [signature] Date 8-1-2006
(Please attach copies of current licenses)

Signature of Corporate Officer *(If applicable)* Robert James Tonacchio Date 8-1-2006

To be completed by Appointing Agent

The undersigned certifies that the applicant has answered the above questions as indicated, and that to the best of my knowledge and belief, those answers are true and complete. The undersigned is satisfied that such applicant is trustworthy, is qualified to act as an agent, and will act in good faith with the general public. The undersigned acknowledges that they are the appointing agent of, and agree to be jointly and severally responsible for the faithful performance of the Agent's Agreement by the agent or agency appointed herein.

Printed name of Appointing Agent ______ Agent Number ______

Signature of Appointing Agent ______ Date ______

AGENT'S AGREEMENT WITH POWER TO APPOINT


GREAT AMERICAN
LIFE INSURANCE COMPANY

1. **Parties**

   The parties to this Agent's Agreement with Power to Appoint ("Agreement") are Great American Life Insurance Company® (the "Company"), an Ohio corporation, and the agent identified at the end of this Agreement (referred to herein as "you", "your" or "Agent," as the context requires.)

2. **Appointment**

   The Company appoints you as its agent to solicit and procure applications for the insurance coverage listed in the Schedule(s) of Commissions referred to on the signature page hereof, which is (are) incorporated herein and made a part of this Agreement. This appointment is effective as of the date set out at the end of this Agreement and will continue in effect until terminated.

3. **Territory**

   Your appointment is for the territory in which, as of the date hereof, you are presently and validly licensed as a resident insurance agent and appropriately appointed by the Company. This Agreement will also apply to any business you do in any other locations in which you are licensed as a non-resident agent and appropriately appointed by the Company in such locations. You do not have an exclusive right in or to any such territory or location. You specifically acknowledge that the Company may, in its sole and absolute discretion, appoint additional agents, brokers and/or subproducers at any such location or within any such territory as it deems appropriate. You acknowledge that the Company may, in its sole and absolute discretion, enter into different compensation and commission structures with any such agent, broker or subproducer. You acknowledge that such additional appointments or structures may have, as their natural consequence, an effect on your business and revenues and you specifically waive any claims against the Company that may arise therefrom or in connection therewith.

4. **The Company's Duties**

   a. The Company will pay any fees directly related to your appointment as its agent for the territory described above, and for any renewals of such appointment. The Company will not pay the fees or charges for your life insurance license or for any examination or continuing education required for it. Also, the Company may, but is not required to, designate you as its agent at your request in other territories; provided, however, you will be responsible for all fees and other costs that apply to such designations.

   b. The Company will pay commissions to you on business you produce according to the terms and conditions set forth in this Agreement and in the Schedule(s) of Commissions referred to on the signature page.

5. **Your Duties**

   a. You shall solicit and procure applications for the insurance coverage listed in the Schedule(s) of Commissions referred to on the signature page hereof that you are licensed to sell; provided, however, the Company may, in its sole discretion, refuse to accept, or require the amendment of, any application.

   b. You shall operate your business in strict conformance with all applicable laws, rules and regulations, and in conformity with this Agreement as well as the Company's rules, policies and procedures. You may not solicit or deliver policy forms in any territory or location which requires regulatory approval of such forms, or in which the Company is not licensed to do business, until such regulatory approval or licensing has been obtained by the Company.

   c. You agree to exert your best effort to keep all insurance produced by you and by agents for whom you are an Appointing Agent under this Agreement (such appointed agents being hereinafter referred to as "subordinate agent(s)") in full force and effect.

   d. You agree to be bonded in such manner as the Company may from time to time, and subject to reasonable amendment, require.

   e. You agree to be responsible for all taxes, insurance (including, but not limited to, workers' compensation) and benefits as a self-employed independent contractor. Nothing contained in this Agreement shall create, or shall be construed to create, the relationship of a partnership, franchise, joint venture or an employer and employee between the Company and you.

   f. You shall be solely responsible for and to any other person(s) you contract with or employ to fulfill your duties under this Agreement.

   g. You shall be solely responsible for and pay all expenses incurred by you, including license fees and charges that the Company has not specifically agreed to pay.

   h. You shall promptly notify the Company of any written customer complaint or notice of any regulatory investigation, disciplinary action, judicial proceeding and the like involving you or your subordinate agent(s) with respect to the marketing or sale of the Company's products, or any activity in connection therewith.

   i. You shall maintain accurate records regarding business transacted by you pursuant to this Agreement, including customer and regulatory complaint files and such other information as the Company may reasonably require. All such records and other information shall be subject to inspection by the Company at any time during normal business hours. No entry in any record made or kept by you shall be binding on the Company.

   j. You shall not use any material, supplies or advertising in any medium or format which mentions the Company by name or logo or relates to any of its products except for that provided by the Company or with the Company's prior written approval.

   k. When engaging in any conduct or activities outside the power or authority expressly granted in this Agreement, you shall not create or permit, by action or omission, any appearance or likelihood of confusion that your conduct or activities are authorized, ratified, or are by or on behalf of the Company.

   l. You shall hold the Company harmless and indemnify it against any and all liability, claim or cause of action (including regulatory or administrative proceedings), including costs and attorneys fees, resulting from or arising out of your conduct or that of subordinate agents or out of error or omission committed by you or any of them.

   m. You shall meet the production goals that the Company sets for you, if any.

   n. You shall promptly deliver all items given to you for delivery to another person or to the Company.

   o. You shall follow all instructions set out on premium receipts and conditional receipts prepared by the Company, and promptly send to it all premiums collected from applicants and any other money that the Company may authorize you to collect.

   p. You shall, where appropriate, accurately calculate any exclusion allowance or maximum deductible contribution applicable to the payment of premiums for any policies, and be solely responsible for the proper calculation of such allowance or maximum deduction by you and by subordinate agents.

   q. You shall maintain the active status of all licenses and registrations necessary to sell the Company's products and, if such active status should lapse or be placed in suspension for any reason, you shall immediately discontinue all efforts to market or sell the Company's products (including, but not limited to, the finalization of any sales already in process) and notify the Company of the same.

6. **Delivery of Policies**
   a. You shall promptly deliver all items given to you for delivery to another person or the Company; provided, however, delivery of a life insurance policy may be made only if: (1) the proposed insured at the time of delivery is, to the best of your knowledge and belief, in as good a condition of health and insurability as is stated in the application for such policy; and (2) the first premium has been fully paid.
   b. Any life insurance policy not delivered pursuant to subsection (a) above shall be immediately returned to the Company.
   c. For each life insurance policy issued in a form as applied for and returned for cancellation on account of nonacceptance by the applicant or which is rewritten at your request, the Company, upon request, may require reimbursement from you for the costs associated with issuing a new policy.

7. **Premium Settlements**
   Only the initial premium on applications procured by or through you may be collected by you. All premium settlements shall be in cash or by check received subject to collection and payable to the Company. No agent or agency checks will be accepted. All such monies received by you are received as a fiduciary trust, and you shall immediately forward any such premium settlement, entire or partial, to the Company. You do not have the authority to open or maintain any bank account in or using the Company's name or to negotiate or deposit any funds collected on the Company's behalf.

8. **Limitations**
   You are not authorized, and are expressly forbidden, to bind the Company by any promise or agreement, to incur any debt, expense or liability in its name or account, to enter into any legal proceedings in connection with any matter pertaining to the Company's business, or to waive or alter any provisions of any policy issued by the Company.

9. **Repayment/Indebtedness**
   If you owe money to the Company or any of its affiliates at any time for any reason, you understand and agree that:
   a. any amount (including commissions) that you must repay to the Company or any of its affiliates are a debt that is due and payable upon demand;
   b. interest may accrue and be payable on your debt beginning on the date of the event that creates your obligation of payment;
   c. interest shall be at the rate of 12% per annum (or such lesser rate which is the maximum rate permitted by law) and the Company may also charge you costs and reasonable fees (including attorneys fees) if your debt is referred to a third party for collection;
   d. any amounts that you owe the Company, or any of its affiliates, are and shall be secured by a first lien against any compensation that may be or become due or payable to you, which first lien is hereby granted to the Company by you and the lien hereby created shall not be extinguished by the termination of this Agreement;
   e. any amounts payable or due to become payable to you hereunder shall be subject to a lien and right of setoff for any debt from you to the Company, or any of its affiliates, whether then existing, contingent or not yet matured, all in such amounts as the Company may reasonably determine;
   f. because your future commission earnings act as security (under the previous paragraph) for any amounts that you owe to the Company, or any of its affiliates, you agree that with respect to any policies to which this Agreement relates, you will not induce or try to induce the reduction or stoppage of premium flow, or the transfer of premiums (in whole or in part) to any other insurance company or to any other investment instrument, for so long as any amounts are owed to the Company, or any of its affiliates, by you (including after termination of this Agreement); and
   g. the Company may charge you for, and you hereby agree to indemnify the Company for, any amounts owed to the Company, or any of its affiliates, by any subordinate agent, to the extent that such debt was incurred during the time that you were an Appointing Agent for such subordinate agent and these charges will be added to your indebtedness and you will be responsible for these charges as money that you owe to the Company.

10. **Assignment**
    Neither this Agreement, nor any of your rights under it, may be assigned, pledged or hypothecated, without the prior written consent of the Company. The Company does not assume any responsibility for, or guarantee the validity or sufficiency of, any assignment. No assignment shall be operative while any indebtedness to the Company or any of its affiliates remains unsatisfied and any such assignment shall be subject to any existing or future indebtedness of yours to the Company hereunder.

11. **Discontinuance of Policy Forms**
    Without liability to you, the Company may in its sole discretion, at any time and from time to time, (a) retire from any territory; (b) discontinue and/or withdraw any form of policy in any territory without prejudice to its right to continue use of said form in any other territory of the Company; (c) discontinue and/or withdraw any form of policy in all territories; and (d) resume the issuance or use of any form in any territory or territories at any time.

12. **Commissions**
    a. The Company shall pay you the commissions computed on the commissionable premiums paid to, received and accepted by the Company on applications procured by you in accordance with this Agreement at the rate and under the conditions as set forth in the Schedule of Commissions referred to on the signature page, as amended from time-to-time by the Company. Any commission designated in any schedule shall not be deemed a "service fee" for any period of time.
    b. First year and renewal commissions shall be fully vested to you as such commissions accrue. Service fees, if any, shall not vest. No commissions will be earned on premiums paid in advance until after the due dates of the respective premiums so paid in advance and then only if the policy is in force and effect on such due dates.
    c. The Company reserves the right to revise the commission rates or conditions on any one or all of the policies or schedules at any time it deems such revision advisable, but such revision shall apply only to applications for insurance thereafter received.
    d. If any insurance procured hereunder is subsequently and appropriately converted to, or replaced by, some other form of policy, the commissions payable, if any, under such new insurance shall be paid to you only if such conversion or replacement is affected by or through you.
    e. Commissions shall be payable no less than quarterly. If the premium on any policy secured hereunder is not paid within one hundred eighty (180) days from the premium due date and such policy is subsequently reinstated, you shall be entitled to further commissions thereon only if said policy is reinstated by or through you.
    f. Should the Company, in its sole discretion, deem it appropriate at any time to refund any premium on which you were paid any compensation, then such compensation shall be charged back to you.

g. Commissions on benefit riders, term riders, replacement policies and conversions shall be payable in accordance with Company practices at the time the coverage is issued, converted or replaced, as the case may be.

h. In the event of your death, any commissions due under this Agreement will be paid directly to the person or persons you have specifically designated to receive the same in your valid last Will or, if no such specific designation is made, then to your estate. If this Agreement is with a corporation, commissions will remain payable to such corporation.

i. You must repay to the Company any commissions that it has paid to you on all controlled business that terminates, is rescinded, or is surrendered during the first two policy years. "Controlled business" means any business on which you may directly or indirectly either control the payment of premiums or control or influence exercise of the right to terminate, rescind or surrender, which includes but is not limited to, any policy or contract under which the owner or insured is: (i) you or your spouse or any person in your immediate family (parents, brothers, sisters, children, or their spouses) or the immediate family of your spouse; or (ii) an associate in or member or employee of your agency or any person in the immediate family of such associate, member or employee.

j. Notwithstanding any of the foregoing, no commission shall be due and owing pursuant to the terms of this Agreement for or during any period of time during which you are in breach of the terms hereof.

13. Termination

a. This Agreement shall automatically terminate in the event of: (1) your being in any non-licensed status as is required for the sale of insurance; or (2) involuntary assignment of this Agreement for the benefit of creditors; or (3) your death (alternately, if you are a partnership or a corporation, upon any event legally or contractually causing a dissolution of the partnership or a termination of the corporation).

b. This Agreement may also be terminated by either party with or without cause immediately upon notice given to the other party. The right of termination under this subsection (b) is not restricted by the provisions for termination in (a) above. You agree that you have no recourse for any damages or injury which you may suffer by reason of the termination of this Agreement.

c. Upon any termination of this Agreement, you shall immediately pay in cash any sums due hereunder and shall immediately deliver to the Company all of the previously furnished materials, supplies, advertising and any other matter which mentions the Company by name or is connected with its business.

d. Upon termination, commissions will be paid in accordance with this Agreement if (1) your total commissions for the previous calendar year are equal to or greater than $200, (2) you inform the Company of any change you make in your current mailing address as recorded at the Company's administrative office and (3) premium contributions in force as of the end of a calendar year for any annuity contracts written under this Agreement are equal to or greater than 75% of the premium contributions in force as of the beginning of that calendar year.

e. Your record or knowledge of names of policyholders and expiration dates shall not be disclosed by you to any agent, broker, or other person, unless required by law, nor used by you for purposes of solicitation.

14. Other

a. If at any time you or your subordinate agents engage in the conduct described below, you will forfeit your right to all commissions from and after that time, and all commissions will become the Company's property:
   (1) withhold or misappropriate any money or other property belonging to the Company;
   (2) subject the Company to liability due to your misfeasance or malfeasance;
   (3) commit an act of fraud or embezzlement;
   (4) fail to comply with the laws, rules or regulations of any federal, state, or other governmental agency or body having jurisdiction over this Agreement;
   (5) fail to conform to the rules and regulations of the Company;
   (6) engage in conduct that is grounds for suspension, revocation or termination of your insurance license;
   (7) without the Company's prior written consent, induce or try to induce any agent appointed by the Company to end his/her relationship with the Company;
   (8) conduct yourself in such a manner that would tend to injure the Company's good name or good standing;
   (9) fail to pay any indebtedness to the Company on demand; or
   (10) systematically replace the Company's policies with those of other companies.

b. The Company reserves the right to take disciplinary actions, up to and including termination, for violations of this Agreement.

15. Notices

Any notice or demand required or permitted to be given under this Agreement shall be in writing and shall be deemed effective (unless this Agreement provides for a different period of time) upon the personal delivery thereof if delivered or, if mailed, forty-eight (48) hours after having been deposited in the United States mail, postage prepaid, and addressed in care of the Company to its then principal place of business, and in care of you to the current mailing address as recorded at the Company's administrative office, or upon receipt of a copy of such notice by facsimile.

16. Power to Appoint Subordinate Agents

a. You may appoint subordinate agents with the Company's consent and subject to any conditions and limitations that it may require. To do so, you must use the agreement forms that the Company provides, and you must send to the Company the fully completed forms including any Commission Schedule(s) to be attached, signed by the proposed agent and by you. You will be an Appointing Agent under any such agreement and, as such, you will be responsible for the faithful performance of that agreement by the subordinate agent, including responsibility under Section 9 of this Agreement for any amounts owed to the Company, or any of its affiliates, by the subordinate agent. You agree to train, supervise, and be solely responsible for all subordinate agents.

b. The Company will pay you overrides on business produced by subordinate agents. Overrides will be equal to the commissions the Company would pay to you if you produced the same business, less the aggregate commissions paid on that business to subordinate agents. If renewal commissions are not payable to a subordinate agent under the terms of his or her agreement and there are no amounts owed to that agent, then, at the Company's discretion, the amount that would otherwise have been paid will be part of your override commissions, unless that amount is payable to another agent for whom you are an Appointing Agent. Overrides are commissions and are subject as such to all terms, conditions, and limitations of this Agreement, including the Commission Schedule(s). If a subordinate agent is required to repay commissions under the terms of his or her agreement, then any override paid to you on the same business must also be repaid by you under this Agreement.

c. At your request, the Company may terminate the agreement of a subordinate agent subject to any conditions or limitations that the Company may require. The Company may reappoint a subordinate agent on any basis that it sees fit at any time and without your consent and without notice to you, (i) if the agreement of a subordinate agent is terminated, whether by you, or by him or her, or by operation of law, or (ii) if this Agreement is terminated, whether by you, the Company or operation of law.

17. Law

This Agreement is signed by the Company at its administrative offices in Cincinnati, Ohio, and shall be subject to, governed by and construed in accordance with Ohio law, without giving effect to the principles of conflicts of law thereof. Any dispute, controversy or claim between the parties hereto arising out of or relating to the provisions of this Agreement, except as specifically enumerated and exempted herein, shall be submitted to the American Arbitration Association (the "AAA") for resolution. Any such arbitration shall take place in Cincinnati, Ohio, and shall be in accordance with the Expedited Arbitration Rules of the AAA. Costs, excluding attorney fees, for all disputes submitted to arbitration shall be divided equally among the disputing parties and shall be paid accordingly. Notwithstanding the above provision on arbitration, nothing herein shall void, waive or alter the parties' legal and equitable remedies to (1) enjoin or otherwise address defamation of one party by the other, and (2) enforce Section 9 of this Agreement. With respect to any legal or equitable action brought with respect to defamation or to enforce Section 9 of this Agreement, you acknowledge that this Agreement has a substantial legal nexus to Ohio and you agree that such disputes arising hereunder or related hereto shall be exclusively resolved (irrespective of any claim of federal jurisdiction, which is hereby expressly waived) in the courts of general jurisdiction of Hamilton County, Ohio and you irrevocably waive any objection to the laying of venue in such courts. You further agree to submit yourself to the jurisdiction of such courts and agree, with respect to such disputes, to the effectiveness of the service of any process, summons, notice or document by United States registered mail, return receipt requested, addressed to your last known address. You also agree that you shall not institute any suit, action or proceeding against the Company, whether by way of a claim for damages, declaratory or injunctive relief, except in said courts.

18. General Provisions

a. This Agreement and any disclosures, releases and authorizations signed by you with regard to your appointment as the Company's agent, constitutes the entire agreement between you and the Company and supersedes all prior agreements, whether written or oral, understandings and commitments between us. This Agreement may be amended at any time by the Company upon thirty (30) days written notice to you. Such amendment shall be effective thirty (30) days after written notice, unless you object in writing no later than fifteen (15) days after written notice is mailed by the Company in accordance with this Agreement. Any amendment to this Agreement, whether by the Company or by both parties hereto, shall be in writing.

b. The following provisions shall survive termination of this Agreement: 5h., 5i., 5k., 5l., 5n., 6, 7, 9, 12f, 12h., 12i., 13c., 13d. and 14.

c. If the Agent is a partnership or corporation, each individual signing on behalf of Agent agrees to be and shall be jointly and severally liable for any debt of the Agent and shall be subject to the lien and rights of offset provided under this Agreement and enforcement of it on the same basis and to the same extent as the Agent.

d. Headings used in this Agreement are for convenience and reference only and shall not control the interpretation of any term or condition.

e. Any provisions of this Agreement which shall prove to be invalid, void or illegal shall in no way affect, impair or invalidate any other provision hereof, and such other provisions shall remain in full force and effect.

f. The forbearance, waiver or neglect of the Company to insist upon strict compliance by you with any of the provisions of this Agreement or to declare a termination against you, shall not be construed as a waiver of any of the Company's rights or privileges hereunder.

g. To the extent that any provision of this Agreement is in conflict with any statute, regulation, ordinance or other binding legislative or regulatory prohibition, such statute, regulation, ordinance or prohibition shall control and such provision shall be construed as void from its inception, it being the intent of both parties hereto to fully and completely conform to the laws of each jurisdiction in which the Company's business is being conducted.

h. You agree to adopt and abide by the Principles and Code of Ethical Marketing adopted by the Insurance Marketplace Standards Association.

DO NOT WRITE BELOW THIS LINE – TO BE COMPLETED BY HOME OFFICE

Schedule of Commissions ____________________

Great American Life Insurance Company®

Agent Number ____________________

This Agreement will be of no force or effect unless countersigned below by an authorized Officer of the Company.

By ______________________________
Signature

Its ______________________________
Title

Effective Date ____________________

GREAT AMERICAN
LIFE INSURANCE COMPANY

P. O. Box 5420
Cincinnati, Ohio 45201-5420
1-800-438-3398 ext. 13783
www.gafri.com

Commission Rates - Effective December 29, 2006

Refer to agent contract & commission schedules for complete details.

This document is proprietary & confidential information which shall not be disclosed without the Company's express written consent.

SINGLE PREMIUM FIXED ANNUITIES - Heap Rates

Product	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
American Freedom® 10-ST	NT	1	18-75	0-80	9.75%	9.50%	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.00%	6.50%	6.00%	5.00%	4.00%	3.50%
			76-85	81-85	6.83%	6.65%	6.48%	6.30%	6.13%	5.95%	5.78%	5.60%	4.90%	4.55%	4.20%	3.50%	2.80%	2.45%
American Freedom Classic 10℠	NT	1	18-75	0-75	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%
			76-80	76-85	5.20%	5.05%	4.90%	4.70%	4.55%	4.40%	4.25%	4.00%	3.90%	3.75%	3.60%	3.40%	3.25%	3.10%
Advantage 15	NT	1	18-75	0-75	5.70%	5.60%	5.40%	5.20%	5.00%	4.80%	4.60%	4.40%	3.70%	3.30%	3.00%	2.30%	2.00%	1.60%
			76-80	76-85	3.40%	3.35%	3.25%	3.10%	3.00%	2.88%	2.75%	2.66%	2.20%	2.00%	1.80%	1.40%	1.20%	1.00%
Secure American®	NT	1	18-70	0-70	9.75%	9.50%	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%
			71-80	71-80	7.80%	7.60%	7.40%	7.20%	7.00%	6.80%	6.60%	6.40%	6.20%	6.00%	5.80%	5.60%	5.40%	5.20%
			81-89	81-89	7.55%	7.36%	7.16%	7.00%	6.80%	6.60%	6.40%	6.20%	6.01%	5.81%	5.62%	5.43%	5.23%	5.04%
		2	18-70	0-70	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%
			71-80	71-80	6.85%	6.65%	6.45%	6.25%	6.05%	5.85%	5.65%	5.45%	5.25%	5.05%	4.90%	4.70%	4.50%	4.30%
			81-89	81-89	6.55%	6.40%	6.20%	6.00%	5.80%	5.65%	5.45%	5.25%	5.05%	4.90%	4.70%	4.50%	4.30%	4.15%
		3	18-70	0-70	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%
			71-80	71-80	5.80%	5.65%	5.45%	5.25%	5.05%	4.90%	4.70%	4.50%	4.30%	4.10%	3.95%	3.75%	3.55%	3.40%
			81-89	81-89	5.60%	5.40%	5.20%	5.05%	4.85%	4.70%	4.50%	4.30%	4.15%	3.95%	3.80%	3.60%	3.40%	3.25%

MULTI-YEAR GUARANTEE ANNUITIES - Heap Rates

Product	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
American Freedom Stars & Stripes 5℠	NT	1	18-84	0-84	3.85%	3.75%	3.60%	3.45%	3.30%	3.20%	3.10%	3.00%	2.85%	2.70%	2.55%	2.40%	2.20%	2.10%
			85-89	85-89	2.70%	2.60%	2.50%	2.40%	2.30%	2.25%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%
American Freedom Stars & Stripes 7℠	NT	1	18-84	0-84	3.60%	3.45%	3.30%	3.15%	3.00%	2.85%	2.75%	2.60%	2.35%	2.20%	2.05%	1.90%	1.75%	1.60%
			85-89	85-89	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.95%	1.75%	1.65%	1.55%	1.45%	1.35%	1.25%	1.15%

SINGLE PREMIUM IMMEDIATE ANNUITY

Product	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Single Premium Immediate Annuity	NT	1	0-95	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%	2.25%	2.00%	1.75%	1.50%

GREAT AMERICAN LIFE LONG-TERM CARE ANNUITY - Heap Rates

Product	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Long-Term Care Annuity - WITH Rider *	NT	1	45-60	45-60	8.75%	8.50%	8.15%	7.95%	7.70%	7.45%	7.25%	7.00%	6.80%	6.60%	6.35%	6.15%	5.90%	5.65%
			61-70	61-70	7.75%	7.50%	7.15%	6.95%	6.70%	6.45%	6.25%	6.00%	5.80%	5.60%	5.35%	5.15%	4.90%	4.65%
			71-80	71-80	5.85%	5.70%	5.40%	5.25%	5.05%	4.85%	4.70%	4.50%	4.35%	4.20%	4.00%	3.85%	3.65%	3.45%
Long-Term Care Annuity - NO Rider *	NT	1	45-60	45-60	6.85%	6.70%	6.50%	6.40%	6.30%	6.20%	6.10%	6.00%	5.90%	5.80%	5.70%	5.60%	5.50%	5.40%
			61-70	61-70	5.85%	5.70%	5.50%	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%
			71-80	71-80	3.95%	3.90%	3.75%	3.70%	3.65%	3.60%	3.55%	3.50%	3.45%	3.40%	3.35%	3.30%	3.25%	3.20%

FIXED-INDEXED ANNUITIES - Heap Rates

Product	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
American Legend℠**	NT	1	18-75	0-75	6.80%	6.60%	6.40%	6.20%	5.95%	5.75%	5.55%	5.50%	5.30%	5.10%	4.90%	4.70%	4.50%	4.30%
			76-80	76-80	6.30%	6.15%	5.95%	5.75%	5.55%	5.35%	5.25%	5.10%	4.95%	4.75%	4.55%	4.35%	4.20%	4.00%
			81-85	81-85	4.35%	4.20%	4.10%	4.00%	3.80%	3.70%	3.60%	3.50%	3.40%	3.25%	3.15%	3.00%	2.90%	2.75%
American Icon℠**	NT	1	18-75	0-75	10.75%	10.50%	10.25%	10.00%	9.75%	9.50%	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%
			76-80	76-80	9.15%	8.95%	8.70%	8.50%	8.30%	8.10%	7.85%	7.55%	7.45%	7.25%	7.00%	6.80%	6.60%	6.40%
			81-85	81-85	5.35%	5.25%	5.10%	4.95%	4.80%	4.70%	4.55%	4.40%	4.25%	4.15%	4.00%	3.85%	3.70%	3.60%

**American Legend & Icon are issued on the 6th and 20th of each month. Commissions will be paid on your next commission cycle following policy issue.

P. O. Box 5420
Cincinnati, Ohio 45201-5420
1-800-438-3398 ext. 13783
www.gafri.com

Commission Rates - Effective December 29, 2006

FIXED-INDEXED ANNUITIES - Heap Rates

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
American Legend II ℠	NT	1	18-75	0-75	6.80%	6.60%	6.40%	6.20%	5.95%	5.75%	5.65%	5.50%	5.30%	5.10%	4.90%	4.70%	4.50%	4.30%
			76-80	76-80	6.30%	6.15%	5.95%	5.75%	5.55%	5.35%	5.25%	5.10%	4.95%	4.75%	4.55%	4.35%	4.20%	4.00%
			81-85	81-85	4.35%	4.20%	4.10%	4.00%	3.80%	3.70%	3.60%	3.50%	3.40%	3.25%	3.15%	3.00%	2.90%	2.75%
		2	18-75	0-75	5.80%	5.60%	5.40%	5.20%	5.00%	4.80%	4.60%	4.50%	4.30%	4.10%	3.90%	3.70%	3.50%	3.30%
			76-80	76-80	5.30%	5.15%	4.95%	4.75%	4.60%	4.40%	4.20%	4.15%	3.95%	3.75%	3.60%	3.40%	3.20%	3.05%
			81-85	81-85	3.85%	3.75%	3.60%	3.45%	3.35%	3.20%	3.05%	3.00%	2.85%	2.75%	2.60%	2.45%	2.35%	2.20%
		3	18-75	0-75	4.80%	4.60%	4.40%	4.20%	4.00%	3.80%	3.60%	3.50%	3.30%	3.10%	2.90%	2.70%	2.50%	2.30%
			76-80	76-80	4.30%	4.20%	4.05%	3.85%	3.65%	3.50%	3.30%	3.20%	3.05%	2.85%	2.65%	2.50%	2.30%	2.10%
			81-85	81-85	3.35%	3.05%	2.95%	2.80%	2.65%	2.55%	2.40%	2.35%	2.20%	2.05%	1.95%	1.80%	1.65%	1.55%
		4	18-75	0-75	3.80%	3.60%	3.40%	3.20%	3.00%	2.80%	2.60%	2.50%	2.30%	2.10%	1.90%	1.70%	1.50%	1.30%
			76-80	76-80	3.35%	3.15%	3.00%	2.80%	2.65%	2.45%	2.30%	2.20%	2.00%	1.85%	1.65%	1.50%	1.30%	1.15%
			81-85	81-85	2.85%	2.70%	2.55%	2.40%	2.25%	2.10%	1.95%	1.90%	1.75%	1.60%	1.45%	1.30%	1.15%	1.00%
		5	18-75	0-75	2.80%	2.60%	2.40%	2.20%	2.00%	1.80%	1.60%	1.50%	1.30%	1.10%	0.90%	0.70%	0.50%	0.30%
			76-80	76-80	2.35%	2.15%	2.00%	1.85%	1.65%	1.50%	1.35%	1.25%	1.10%	1.00%	0.75%	0.60%	0.40%	0.25%
			81-85	81-85	2.35%	2.15%	2.00%	1.85%	1.65%	1.50%	1.35%	1.25%	1.10%	1.00%	0.75%	0.60%	0.40%	0.25%
American Icon II ℠	NT	1	18-75	0-75	10.25%	10.00%	9.75%	9.50%	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%
			76-80	76-80	8.80%	8.55%	8.35%	8.15%	7.95%	7.70%	7.50%	7.30%	7.05%	6.85%	6.65%	6.45%	6.20%	6.00%
			81-85	81-85	4.90%	4.75%	4.65%	4.50%	4.40%	4.30%	4.15%	4.05%	3.95%	3.80%	3.70%	3.60%	3.45%	3.35%
		2	18-75	0-75	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%
			76-80	76-80	7.80%	7.60%	7.35%	7.15%	6.95%	6.75%	6.55%	6.30%	6.10%	5.90%	5.70%	5.45%	5.25%	5.05%
			81-85	81-85	3.90%	3.80%	3.70%	3.60%	3.45%	3.35%	3.25%	3.15%	3.05%	2.95%	2.85%	2.75%	2.65%	2.55%
		3	18-75	0-75	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%
			76-80	76-80	6.80%	6.60%	6.40%	6.20%	5.95%	5.75%	5.55%	5.35%	5.15%	4.95%	4.75%	4.55%	4.30%	4.10%
			81-85	81-85	2.90%	2.80%	2.75%	2.65%	2.55%	2.45%	2.40%	2.30%	2.20%	2.10%	2.05%	1.95%	1.85%	1.75%
		4	18-75	0-75	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%	4.25%	4.00%
			76-80	76-80	5.80%	5.60%	5.40%	5.20%	5.00%	4.80%	4.60%	4.40%	4.20%	4.00%	3.80%	3.60%	3.40%	3.20%
			81-85	81-85	2.40%	2.30%	2.25%	2.15%	2.05%	2.00%	1.90%	1.80%	1.75%	1.65%	1.55%	1.50%	1.40%	1.30%
		5	18-75	0-75	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%	3.25%	3.00%
			76-80	76-80	4.80%	4.60%	4.40%	4.25%	4.05%	3.85%	3.65%	3.45%	3.25%	3.10%	2.90%	2.70%	2.50%	2.30%
			81-85	81-85	1.90%	1.85%	1.75%	1.70%	1.60%	1.55%	1.45%	1.40%	1.30%	1.25%	1.15%	1.10%	1.00%	0.90%
American Valor II ℠	NT	1	18-75	0-75	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%
			76-80	76-80	6.75%	6.55%	6.35%	6.15%	5.95%	5.75%	5.55%	5.35%	5.15%	4.90%	4.70%	4.50%	4.30%	4.10%
			81-85	81-85	4.55%	4.40%	4.25%	4.15%	4.00%	3.85%	3.70%	3.60%	3.45%	3.30%	3.15%	3.05%	2.90%	2.75%
		2	18-75	0-75	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%
			76-80	76-80	5.80%	5.60%	5.35%	5.15%	4.95%	4.70%	4.50%	4.30%	4.05%	3.85%	3.65%	3.45%	3.20%	3.00%
			81-85	81-85	3.10%	3.00%	2.85%	2.75%	2.65%	2.55%	2.40%	2.30%	2.20%	2.05%	1.95%	1.84%	1.75%	1.60%
		3	18-75	0-75	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%
			76-80	76-80	4.80%	4.60%	4.40%	4.15%	3.95%	3.75%	3.55%	3.33%	3.15%	2.90%	2.70%	2.50%	2.30%	2.10%
			81-85	81-85	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.55%	1.45%	1.35%	1.25%	1.15%	1.05%	0.95%
		4	18-75	0-75	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%	2.25%	2.00%	1.75%	1.50%
			76-80	76-80	3.80%	3.60%	3.40%	3.20%	3.00%	2.80%	2.60%	2.40%	2.20%	2.00%	1.80%	1.60%	1.40%	1.20%
			81-85	81-85	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
		5	18-75	0-75	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%	2.25%	2.00%	1.75%	1.50%	1.25%	1.00%	0.75%	0.50%
			76-80	76-80	2.80%	2.65%	2.45%	2.25%	2.05%	1.90%	1.70%	1.50%	1.30%	1.15%	0.95%	0.75%	0.55%	0.40%
			81-85	81-85	1.60%	1.50%	1.35%	1.25%	1.15%	1.05%	0.95%	0.85%	0.75%	0.65%	0.55%	0.45%	0.30%	0.20%

P. O. Box 5420
Cincinnati, Ohio 45201-5420
1-800-438-3398 ext. 13763
www.gafri.com

GREAT AMERICAN LIFE INSURANCE COMPANY

Commission Rates - Effective December 29, 2006

SINGLE PREMIUM FIXED ANNUITIES - Trail Option

Product	Opt	Yrs	IQ	NQ	SMB	SMC	SMD	[illegible]	SRF	BRG	SRH	[illegible]	SGJ	BGK	SGL	BGM	SGN	BGO
American Freedom® 10-ST *with trail option*	T2	1	18-85	0-85	6.20%	5.90%	5.70%	5.50%	5.30%	5.10%	4.95%	4.80%	4.25%	4.00%	3.80%	3.00%	2.25%	1.80%
		2+	18-85	0-85	0.69%	0.64%	0.61%	0.59%	0.57%	0.55%	0.53%	0.51%	0.48%	0.45%	0.40%	0.37%	0.34%	0.31%
American Freedom Classic 10℠ *with trail option*	T2	1	18-80	0-85	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.68%	3.63%	3.58%	3.53%	3.48%	3.43%	3.38%
		2+	18-80	0-85	0.49%	0.48%	0.47%	0.44%	0.41%	0.38%	0.35%	0.32%	0.29%	0.26%	0.23%	0.20%	0.17%	0.14%
Secure American® *with trail option*	T2	1	18-70	0-70	5.80%	5.60%	5.40%	5.20%	5.00%	4.80%	4.60%	4.40%	4.20%	4.00%	3.80%	3.60%	3.40%	3.20%
			71-80	71-80	5.35%	5.15%	4.95%	4.80%	4.60%	4.40%	4.25%	4.05%	3.85%	3.70%	3.50%	3.30%	3.15%	2.95%
			81-89	81-89	5.10%	4.95%	4.75%	4.60%	4.40%	4.20%	4.05%	3.85%	3.70%	3.50%	3.35%	3.15%	3.00%	2.80%
		2	18-70	0-70	4.80%	4.60%	4.40%	4.20%	4.00%	3.80%	3.60%	3.40%	3.20%	3.00%	2.80%	2.60%	2.40%	2.20%
			71-80	71-80	4.30%	4.15%	3.95%	3.80%	3.60%	3.40%	3.25%	3.05%	2.90%	2.70%	2.50%	2.35%	2.15%	2.00%
			81-89	81-89	4.10%	3.90%	3.75%	3.55%	3.40%	3.25%	3.05%	2.90%	2.70%	2.55%	2.40%	2.20%	2.05%	1.85%
		3	18-70	0-70	3.80%	3.60%	3.40%	3.20%	3.00%	2.80%	2.60%	2.40%	2.20%	2.00%	1.80%	1.60%	1.40%	1.20%
			71-80	71-80	3.35%	3.15%	3.00%	2.80%	2.65%	2.45%	2.30%	2.10%	1.95%	1.75%	1.60%	1.40%	1.25%	1.05%
			81-89	81-89	3.10%	2.90%	2.75%	2.60%	2.45%	2.25%	2.10%	1.95%	1.80%	1.60%	1.45%	1.30%	1.15%	1.00%
		2+	18-89	0-89	0.73%	0.71%	0.69%	0.67%	0.65%	0.63%	0.61%	0.59%	0.57%	0.55%	0.53%	0.51%	0.49%	0.47%

MULTI-YEAR GUARANTEE ANNUITIES - Trail Option

Product	Opt	Yrs	IQ	NQ	SMB	SMC	SMD	[illegible]	SRF	BRG	SRH	[illegible]	SGJ	BGK	SGL	BGM	SGN	BGO
American Freedom Stars & Stripes 5℠ *with trail option*	T2	1	18-89	0-89	1.91%	1.82%	1.73%	1.64%	1.55%	1.46%	1.37%	1.30%	1.24%	1.18%	1.12%	1.06%	1.00%	0.94%
		2+	18-89	0-89	0.50%	0.50%	0.50%	0.48%	0.46%	0.44%	0.42%	0.40%	0.38%	0.36%	0.34%	0.32%	0.30%	0.28%
American Freedom Stars & Stripes 7℠ *with trail option*	T2	1	18-89	0-89	2.91%	2.82%	2.73%	2.64%	2.55%	2.46%	2.37%	2.30%	2.23%	2.17%	2.14%	2.11%	2.08%	2.05%
		2+	18-89	0-89	0.49%	0.48%	0.46%	0.44%	0.42%	0.40%	0.38%	0.36%	0.32%	0.29%	0.26%	0.23%	0.20%	0.17%

GREAT AMERICAN LIFE LONG-TERM CARE ANNUITY - Trail Option

Product	Opt	Yrs	IQ	NQ	SMB	SMC	SMD	[illegible]	SRF	BRG	SRH	[illegible]	SGJ	BGK	SGL	BGM	SGN	BGO
Long-Term Care Annuity - WITH Rider *with trail option*	T2	1	45-60	45-60	4.95%	4.65%	4.30%	4.00%	3.70%	3.40%	3.10%	2.80%	2.45%	2.15%	1.85%	1.55%	1.20%	0.90%
			61-70	61-70	4.25%	4.00%	3.70%	3.45%	3.20%	2.90%	2.65%	2.40%	2.10%	1.85%	1.60%	1.35%	1.05%	0.80%
			71-80	71-80	2.35%	2.20%	2.05%	1.90%	1.75%	1.65%	1.50%	1.35%	1.15%	1.00%	0.85%	0.70%	0.55%	0.45%
		2+	45-80	45-80	0.48%	0.46%	0.44%	0.42%	0.40%	0.38%	0.36%	0.34%	0.32%	0.30%	0.28%	0.26%	0.24%	0.20%
Long-Term Care Annuity - NO Rider *with trail option*	T2	1	45-60	45-60	4.00%	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%	2.25%	2.00%	1.75%	1.50%	1.25%	1.00%	0.75%
			61-70	61-70	3.30%	3.10%	2.00%	2.70%	2.50%	2.25%	2.05%	1.85%	1.65%	1.45%	1.25%	1.05%	0.85%	0.65%
			71-80	71-80	1.40%	1.30%	1.25%	1.15%	1.05%	1.00%	0.90%	0.80%	0.70%	0.60%	0.50%	0.40%	0.35%	0.30%
		2+	45-80	45-80	0.48%	0.46%	0.44%	0.42%	0.40%	0.38%	0.36%	0.34%	0.32%	0.30%	0.28%	0.26%	0.24%	0.20%

FIXED-INDEXED ANNUITIES - Trail Option

Product	Opt	Yrs	IQ	NQ	SMB	SMC	SMD	[illegible]	SRF	BRG	SRH	[illegible]	SGJ	BGK	SGL	BGM	SGN	BGO
American Legend℠** *with trail option*	T2	1	18-75	0-75	4.13%	4.01%	3.89%	3.77%	3.65%	3.53%	3.41%	3.30%	3.23%	3.15%	3.05%	2.95%	2.85%	2.70%
			76-80	76-80	3.65%	3.55%	3.45%	3.35%	3.25%	3.15%	3.05%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%
			81-85	81-85	1.67%	1.59%	1.51%	1.43%	1.35%	1.27%	1.19%	1.11%	1.03%	0.95%	0.87%	0.79%	0.71%	0.63%
		2+	18-85	0-85	0.49%	0.48%	0.47%	0.46%	0.45%	0.44%	0.43%	0.42%	0.41%	0.40%	0.39%	0.38%	0.37%	0.36%
American Icon℠** *with trail option*	T2	1	18-75	0-75	5.95%	5.90%	5.85%	5.80%	5.75%	5.70%	5.65%	5.60%	5.55%	5.50%	5.45%	5.40%	5.35%	5.30%
			76-80	76-80	3.93%	3.86%	3.79%	3.72%	3.65%	3.58%	3.51%	3.44%	3.37%	3.30%	3.23%	3.16%	3.09%	3.02%
			81-85	81-85	1.96%	1.92%	1.88%	1.84%	1.80%	1.76%	1.72%	1.68%	1.64%	1.60%	1.56%	1.52%	1.48%	1.44%
		2+	18-85	0-85	0.59%	0.58%	0.54%	0.52%	0.50%	0.48%	0.45%	0.40%	0.38%	0.36%	0.34%	0.32%	0.30%	0.28%

**American Legend & Icon are issued on the 6th and 20th of each month. Commissions will be paid on your next commission cycle following policy issue.

Commission Rates - Effective December 29, 2006

P. O. Box 5420
Cincinnati, Ohio 45201-5420
1-800-438-3398 ext. 13763
www.gafri.com

FIXED-INDEXED ANNUITIES - Trail Option

Product	Opt	Yr	Q	NQ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
American Legend II℠ *with trail option*	T2	1	18-75	0-75	4.13%	4.01%	3.89%	3.77%	3.65%	3.53%	3.41%	3.30%	3.23%	3.16%	3.05%	2.95%	2.85%	2.70%
			76-80	76-80	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%
			81-85	81-85	2.45%	2.40%	2.35%	2.30%	2.25%	2.20%	2.15%	2.10%	2.05%	2.00%	1.95%	1.90%	1.85%	1.80%
		2	18-75	0-75	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%
			76-80	76-80	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
			81-85	81-85	2.15%	2.05%	1.95%	1.85%	1.75%	1.65%	1.55%	1.45%	1.35%	1.25%	1.15%	1.05%	0.95%	0.85%
		3	18-75	0-75	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
			76-80	76-80	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%
			81-85	81-85	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
		4	18-75	0-75	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%
			76-80	76-80	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
			81-85	81-85	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%	0.50%	0.40%	0.30%	0.20%	0.10%
		5	18-75	0-75	1.93%	1.86%	1.79%	1.72%	1.65%	1.58%	1.51%	1.44%	1.37%	1.30%	1.23%	1.16%	1.09%	1.02%
			76-80	76-80	1.43%	1.36%	1.29%	1.22%	1.15%	1.08%	1.01%	0.94%	0.87%	0.80%	0.73%	0.66%	0.59%	0.52%
			81-85	81-85	1.19%	1.13%	1.07%	1.01%	0.95%	0.89%	0.83%	0.77%	0.71%	0.65%	0.59%	0.53%	0.47%	0.41%
		2+	18-85	0-85	0.49%	0.48%	0.47%	0.46%	0.45%	0.44%	0.43%	0.42%	0.41%	0.40%	0.39%	0.38%	0.37%	0.36%
American Icon II℠ *with trail option*	T2	1	18-75	0-75	6.90%	6.80%	6.70%	6.60%	6.50%	6.40%	6.30%	6.20%	6.10%	6.00%	5.90%	5.80%	5.70%	5.60%
			76-80	76-80	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%
			81-85	81-85	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%
		2	18-75	0-75	6.40%	6.30%	6.20%	6.10%	6.00%	5.90%	5.80%	5.70%	5.60%	5.50%	5.40%	5.30%	5.20%	5.10%
			76-80	76-80	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%
			81-85	81-85	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
		3	18-75	0-75	5.90%	5.80%	5.70%	5.60%	5.50%	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%
			76-80	76-80	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%
			81-85	81-85	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%
		4	18-75	0-75	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%
			76-80	76-80	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%
			81-85	81-85	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
		5	18-75	0-75	4.94%	4.88%	4.82%	4.76%	4.70%	4.64%	4.58%	4.52%	4.46%	4.40%	4.34%	4.28%	4.22%	4.16%
			76-80	76-80	3.44%	3.38%	3.32%	3.26%	3.20%	3.14%	3.08%	3.02%	2.96%	2.90%	2.84%	2.78%	2.72%	2.66%
			81-85	81-85	1.44%	1.38%	1.32%	1.26%	1.20%	1.14%	1.08%	1.02%	0.96%	0.90%	0.84%	0.78%	0.72%	0.66%
		2+	18-85	0-85	0.49%	0.48%	0.47%	0.46%	0.45%	0.44%	0.43%	0.42%	0.41%	0.40%	0.39%	0.38%	0.37%	0.36%
American Valor II℠ *with trail option*	T2	1	18-75	0-75	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%
			76-80	76-80	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%
			81-85	81-85	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
		2	18-75	0-75	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%
			76-80	76-80	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%
			81-85	81-85	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%
		3	18-75	0-75	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%
			76-80	76-80	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%
			81-85	81-85	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
		4	18-75	0-75	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%
			76-80	76-80	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
			81-85	81-85	1.65%	1.55%	1.45%	1.35%	1.25%	1.15%	1.05%	0.95%	0.85%	0.75%	0.65%	0.55%	0.45%	0.35%
		5	18-75	0-75	3.44%	3.38%	3.32%	3.26%	3.20%	3.14%	3.08%	3.02%	2.96%	2.90%	2.84%	2.78%	2.72%	2.66%
			76-80	76-80	2.44%	2.38%	2.32%	2.26%	2.20%	2.14%	2.08%	2.02%	1.96%	1.90%	1.84%	1.78%	1.72%	1.66%
			81-85	81-85	1.44%	1.38%	1.32%	1.26%	1.20%	1.14%	1.08%	1.02%	0.96%	0.90%	0.84%	0.78%	0.72%	0.66%
		2+	18-85	0-85	0.49%	0.48%	0.47%	0.46%	0.45%	0.44%	0.43%	0.42%	0.41%	0.40%	0.39%	0.38%	0.37%	0.36%

SP2481

PROSPECTIVE AGENT'S APPLICATION & PROFILE

Please print legibly or type

GREAT AMERICAN

Primary Market: (check one)
- ☐ Life Products
- ☐ Single Premium Annuities
- ☐ Flex/403(b) Annuities

I-PERSONAL INFORMATION

Full Name: Robert (First) J (Middle) Tonachio (Last)

Date of Birth: 4.20.37 ☒ Male ☐ Female Social Security *** FISMA & OMB Memorandum M-07-16 ***

Residence Address: 615 River Road (Street) Kingston (City) TN (State) Roane (County) 37763 (Zip)

Previous Address (If less than five years at the above listed address): N/A (Street) (City) (State) (County) (Zip)

Residence Phone: (865) 376-1030 Spouse's Name: N/A

Business Address: 615 River Road (Street) Kingston (City) TN (State) Roane (County) 37763 (Zip)

Business Phone: (865) 376-4925

Mailing Address: 615 River Road (Street) Kingston (City) TN (State) Roane (County) 37763 (Zip)

Fax Phone: (865) 376-2294 Other Number ( ) N/A

E-Mail Address: robjames1@msn.com Website Address, if applicable: N/A

II-BUSINESS and LICENSE INFORMATION (Please attach copies of current licenses)

Year you entered the business: 1992 Licensed to sell: ☒ Life ☒ Health ☒ Annuity ☐ Variable Annuity ☐ Other

Resident License State: TN Other State(s): AL, AZ, AR, CA, CO, CT, GA, ID, IL, IN, KY, LA, MN, MS, ME, MO, NV, NH, NM, NE, OH, FL, OR, SC, TN, TX, WA, WV, MS

Error and Omissions Carrier: Cal-Surance E & O Expiration Date:

E & O Coverage: 2,000,000 (Attach declaration page to application) Number of years you qualified for MDRT: N/A

Have you ever been registered with the NASD? ☐ Yes ☒ No If "Yes," please list CRD Number

Currently a member of NALU: ☐ Yes ☒ No List any other membership affiliations:

Make commissions payable to:
- ☒ Individual
- ☐ Corporation (Complete Commission Assignment/Corporate Licensing form SN400497NW1)

Please list any business and its tax identification number (TIN) of which you are an owner, partner, director or officer:

Incorporated Name and/or DBA Name	Address	TIN	State of Incorporation

III-EMPLOYMENT HISTORY

Include insurance companies you are contracted with, or have been contracted with during the last five years. If you have less than five years insurance experience, please include employment history for the last ten years.

From	To	Name of Company	Address (City & State)	Reason for Leaving
1992	Current	American National		
1999		TransAmerica		
2000		John Hancock		
2003		Sun Life		

IV – BACKGROUND INFORMATION

The following questions have been developed to assist the Company in selecting reputable, trustworthy Representatives to sell and promote our products. Please answer all questions. If you answer yes to any of the questions, please attach a separate sheet with details. The Company will use the information and our best efforts to make a fair, informed decision regarding the appropriateness of an appointment. (A "Yes" answer to any of the following questions will NOT automatically cause this application to be denied.)

	Question	YES	NO
1)	Are you currently charged with or have you ever pled guilty or no contest to, or been convicted of, any crime (excluding minor traffic offenses and including disclosure of expunged or sealed records?)	☐	☒
2)	Are you now or have you ever been the subject of any lawsuit, claim, investigation or proceeding alleging breach of trust or fiduciary duty, forgery, fraud, or any other act of dishonesty?	☐	☒
3)	Have you ever had your agent's license or registration suspended or revoked, or are you now, or have you ever been the subject of a professional license/registration or market conduct investigation, claim or proceeding?	☐	☒
4)	Have you ever been involuntarily terminated or permitted to resign from employment or from an agent or representative appointment, with any insurance or other financial services company other than for lack of production?	☐	☒
5)	Has a bonding, surety or E&O provider denied an application or claim, made payment for you or terminated coverage?	☐	☒
6)	Are you delinquent in any personal or business financial obligations, or does any insurance or financial services company hold a claim against you for commission debit balances?	☐	☒
7)	Are there any outstanding judgements, liens or claims against you, including delinquent tax obligations, or have you or any business in which you were or are an owner, partner, officer or director, ever filed bankruptcy? BANKRUPTCY DISCHARGE DATE ______	☐	☒
8)	Have you ever done business under another name?	☐	☒
9)	At any time during the past 10 years have you, or any business, in which you were an owner, partner, officer or director, been involved in any regulatory, civil or criminal matters not disclosed above?	☐	☒

V–NOTICE

I certify that the information contained herein is true and complete to the best of my knowledge and belief. *I further understand that failure to provide true and complete information may result in the denial of this request for appointment and/or subsequent termination thereof.* I agree to promptly notify the Company if any of the information on this application changes. I authorize the Company to conduct an investigation concerning my qualifications for appointment including my character, general reputation, credit worthiness, and person traits and release any person and/or companies contacted from all liability with respect to the information given. I authorize the Company to investigate me now and at any time while I am contracted with the Company and to share any information obtained with: affiliated companies, appointing agent up-line management and company management. I further understand that the Company may deny my request for appointment, and may subsequently rescind my appointment, at its sole discretion.

I acknowledge that I am familiar with the insurance and securities laws, (if applicable), and regulations of the jurisdictions to which I am applying for appointment.

I agree that a photocopy of this authorization and release shall be as valid and binding as an original.

I understand and agree that I am not authorized, and am expressly forbidden, to solicit business for the Company until my license and appointment have been secured.

I certify that I have read the Agent's Agreement attached to this Application and agree to be bound by all terms and conditions of said Agreement.

Under penalty of perjury, I certify that the Social Security Number shown or taxpayer identification number shown on this form is my correct taxpayer identification number and I am not subject to backup withholding by the Internal Revenue Service.

Signature of individual soliciting appointment [signature] Date 3-3-04
(Please attach copies of current licenses)

Signature of Corporate Officer *(if applicable)* N/A Date N/A

To be completed by Appointing Agent

The undersigned certifies that the applicant has answered the above questions as indicated, and that to the best of my knowledge and belief, those answers are true and complete. The undersigned is satisfied that such applicant is trustworthy, is qualified to act as an agent, and will act in good faith with the general public. The undersigned acknowledges that they are the appointing agent of, and agree to be jointly and severally responsible for the faithful performance of the Agent's Agreement by the agent or agency appointed herein.

Printed name of Appointing Agent ECA Marketing, Inc. Agent Code ECA009999

Signature of Appointing Agent Elliott J. Cole Date 3/3/04



GREAT AMERICAN LIFE INSURANCE COMPANY
Life Products
P.O. Box 5416
Cincinnati, OH 45201-5416

DIRECT DEPOSIT OF COMMISSIONS AUTHORIZATION AGREEMENT

LIFE PRODUCTS

Sign up for the Great American Life® direct deposit program, and we'll deposit your commissions into your bank account within two to three business days from when your commissions are scheduled to be paid. You can CHOOSE which way you want to receive direct deposit— just complete the form below and return it with your contracting paperwork.

☐ **YES, I WANT TO RECEIVE DAILY COMMISSION DEPOSITS AND SIGN UP FOR AGENT ACCESS.** I understand I must be on-line via Agent Access, the secured agent site, to access and view my daily commission statements. (Sign-up requires computer and Internet access.) To register, I will send an e-mail to agentauto@gafri.com.

☐ **YES, I WANT TO RECEIVE DAILY COMMISSION DEPOSITS, HOWEVER I DO NOT WISH TO BE ON AGENT ACCESS.**
I understand the only way I will receive commission statements is through my appointing agent.
☐ My appointing agent has agreed to obtain my future statements via Agent Access under his/her authorization and will provide me with copies.

☑ **YES, I WANT TO RECEIVE BI-WEEKLY COMMISSION DEPOSITS.**
If I use the secured agent site, I will have immediate access to my future bi-weekly statements. If not, I will receive statements in the mail.

Please note: The frequency of commission statements generated on Agent Access will match the payment frequency selected above. I understand Great American Life will not withdraw any funds from my account.

I (we) hereby authorize Great American Life ("The Company") to initiate credit entries to my checking/savings account indicated below, and the depository institution named below ("Depository") to credit the same to such account.

Depository name		Branch Phone Number
Union Planters Bank		865-376-3434
City: Kingston	State: TN	Zip Code: 37763
Transit/ABA Number: 064002280	Account Number: ☑ Checking ☐ Savings 0001305069	

This authority remains in force and effect until the Company receives written notification from me (or either of us) of its termination in such time and manner as to afford the Company and the Depository a reasonable opportunity to act on it.

Date	Social Security Number	Agent Code #
3/3/04	*** FISMA & OMB Memorandum M-07-16 ***	
Name on Account (Please Print): Robert J Tonachio		Authorized Signature: [signature]
Additional Name on Account (Please Print): N/A		Authorized Signature of Additional Name: N/A

➔ **ATTACH VOIDED CHECK HERE AND RETURN TO—**
Great American Life Insurance Company® • Life Products • Attn: Licensing Department
P.O. Box 5416 • Cincinnati, OH 45201-5416

N6000597NW1 (Rev. 4/02) Original - Life Products; Yellow - Agent

2405


3180
Pay to the Order of
$
Dollars
UNION PLANTERS BANK
VOID
VOID
VOID
VOID

New Agent Transmittal

Primary Market: (check one)
- ☐ Life Products
- ☐ Single Premium Annuities
- ☐ Flex/403(b) Annuities

ECA Marketing, Inc.
1-800-356-4189

GREAT AMERICAN
Life & Annuity Group
P.O. Box 5420, Cincinnati, OH 45201-5420

From: ECA Marketing, Inc. Agency Code ECA 009999 Date 3/3/04

To: Licensing Department

Instructions: This form must accompany all licensing paperwork sent to the Home Office for contracting and appointment. If any of the items marked with an asterisk (*) are not included, the processing of these papers will be delayed. Notification will be sent by mail when the agent listed below may begin to solicit business. Any business submitted by an agent prior to receipt of this notification may be returned.

Attached are the following papers to appoint Robert J Tonachio
Print Agent's Name

☐*Prospective Agent's Application and Profile/Agent's Agreement with Power to Appoint (form #X2607501NW Rev. 1/02)

or

☐*Prospective Agent's Application and Profile/Agent's Agreement (form #X2607601NW Rev. 1/02)

☐*Copies of Agent's Licenses – All applicable resident and non-resident including both Individual and Corporate

☐*Commission Schedule (Commission level(s) required for each line of business to be sold)

Annuity SMB
Life Term ______
Life Permanent ______

☐Direct Deposit of Commissions (Life form #N600397NW1 or Fixed form #AG2896)

☐Copy of Voided Check

☐Annualization Advance Agreement (Life form #N600297NW1 - contact Licensing for Fixed form)

☐Corporate Licensing/Commission Assignment Form (form #N600497NW1)

☐GA and MA Agents (resident/nonresident) must submit original signed and completed state appointment form with licensing paperwork.

☐Other______

Hierarchy Information:

Appointing General Agent Name ECA Marketing, Inc.

Appointing General Agent's Code No. ECA 009999

Please forward all paperwork to your Appointing General Agent for signature.

X26007700NW (01/02)

Form **W-9**
(Rev. January 2003)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 2.

Name: Robert J Tonachio

Business name, if different from above

Check appropriate box: [X] Individual/Sole proprietor [ ] Corporation [ ] Partnership [ ] Other ▶ .... [ ] Exempt from backup withholding

Address (number, street, and apt. or suite no.): 615 River Road

Requester's name and address (optional)

City, state, and ZIP code: Kingston TN 37763

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Social security number: *** FISMA & OMB Memorandum M-07-16 ***

or

Note: If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Employer identification number

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 4.)

Sign Here | Signature of U.S. person ▶ [signature] Date ▶ 3-3-04

Purpose of Form

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. person. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee.

Note: If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Foreign person. If you are a foreign person, use the appropriate Form W-8 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.



Commission Rates - Effective December 29, 2006

P. O. Box 5420
Cincinnati, Ohio 45201-5420
1-800-438-3398 ext. 13763
www.gafri.com

Refer to agent contract & commission schedules for complete details.

SINGLE PREMIUM FIXED ANNUITIES - Heap Rates

Product	Opt	Yrs	Q	NQ	SMB	SMC	SMD	SRE	SRF	SRG	SRH	SRI	SGJ	SGK	SGL	SGM	SGN	SGO
American Freedom® 10-ST	NT	1	18-75	0-80	9.75%	9.50%	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.00%	6.50%	6.00%	5.00%	4.00%	3.50%
			76-85	81-85	6.63%	6.65%	6.48%	6.30%	6.13%	5.95%	5.78%	5.60%	4.90%	4.55%	4.20%	3.50%	2.80%	2.45%
American Freedom Classic 10℠	NT	1	18-75	0-75	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%
			76-80	76-85	5.20%	5.05%	4.90%	4.70%	4.55%	4.40%	4.25%	4.00%	3.90%	3.75%	3.60%	3.40%	3.25%	3.10%
Advantage 15	NT	1	18-75	0-75	5.70%	5.60%	5.40%	5.20%	5.00%	4.80%	4.60%	4.40%	3.70%	3.30%	3.00%	2.30%	2.00%	1.60%
			76-80	76-85	3.40%	3.35%	3.25%	3.10%	3.00%	2.85%	2.75%	2.65%	2.20%	2.00%	1.80%	1.40%	1.20%	1.00%
Secure American®	NT	1	18-70	0-70	9.75%	9.50%	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%
			71-80	71-80	7.80%	7.60%	7.40%	7.20%	7.00%	6.80%	6.60%	6.40%	6.20%	6.00%	5.80%	5.60%	5.40%	5.20%
			81-89	81-89	7.55%	7.35%	7.15%	7.00%	6.80%	6.60%	6.40%	6.20%	6.01%	5.81%	5.62%	5.43%	5.23%	5.04%
		2	18-70	0-70	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%
			71-80	71-80	6.85%	6.65%	6.45%	6.25%	6.05%	5.85%	5.65%	5.45%	5.25%	5.05%	4.90%	4.70%	4.50%	4.30%
			81-89	81-89	6.55%	6.40%	6.20%	6.00%	5.80%	5.65%	5.45%	5.25%	5.05%	4.90%	4.70%	4.50%	4.30%	4.15%
		3	18-70	0-70	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%
			71-80	71-80	5.80%	5.65%	5.45%	5.25%	5.05%	4.90%	4.70%	4.50%	4.30%	4.10%	3.95%	3.75%	3.55%	3.40%
			81-89	81-89	5.60%	5.40%	5.20%	5.05%	4.85%	4.70%	4.50%	4.30%	4.15%	3.95%	3.80%	3.60%	3.40%	3.25%

MULTI-YEAR GUARANTEE ANNUITIES - Heap Rates

Product	Opt	Yrs	Q	NQ	SMB	SMC	SMD	SRE	SRF	SRG	SRH	SRI	SGJ	SGK	SGL	SGM	SGN	SGO
American Freedom Stars & Stripes 5℠	NT	1	18-84	0-84	3.85%	3.75%	3.60%	3.45%	3.30%	3.20%	3.10%	3.00%	2.85%	2.70%	2.55%	2.40%	2.25%	2.10%
			85-89	85-89	2.70%	2.60%	2.50%	2.40%	2.30%	2.25%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%
American Freedom Stars & Stripes 7℠	NT	1	18-84	0-84	3.60%	3.45%	3.30%	3.15%	3.00%	2.85%	2.75%	2.50%	2.35%	2.20%	2.05%	1.90%	1.75%	1.60%
			85-89	85-89	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.95%	1.75%	1.65%	1.55%	1.45%	1.35%	1.25%	1.15%

SINGLE PREMIUM IMMEDIATE ANNUITY

Product	Opt	Yrs	Q	NQ	SMB	SMC	SMD	SRE	SRF	SRG	SRH	SRI	SGJ	SGK	SGL	SGM	SGN	SGO
Single Premium Immediate Annuity	NT	1	0-95		4.75%	4.50%	4.25%	4.00%	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%	2.25%	2.00%	1.75%	1.50%

GREAT AMERICAN LIFE LONG-TERM CARE ANNUITY - Heap Rates

Product	Opt	Yrs	Q	NQ	SMB	SMC	SMD	SRE	SRF	SRG	SRH	SRI	SGJ	SGK	SGL	SGM	SGN	SGO
Long-Term Care Annuity - WITH Rider *	NT	1	45-60	45-60	8.75%	8.50%	8.15%	7.95%	7.70%	7.45%	7.25%	7.00%	6.80%	6.60%	6.35%	6.15%	5.90%	5.65%
			61-70	61-70	7.75%	7.50%	7.15%	6.95%	6.70%	6.45%	6.25%	6.00%	5.80%	5.60%	5.35%	5.15%	4.90%	4.65%
			71-80	71-80	5.85%	5.70%	5.40%	5.25%	5.05%	4.85%	4.70%	4.50%	4.35%	4.20%	4.00%	3.85%	3.65%	3.45%
Long-Term Care Annuity - NO Rider *	NT	1	45-60	45-60	6.85%	6.70%	6.50%	6.40%	6.30%	6.20%	6.10%	6.00%	5.90%	5.80%	5.70%	5.60%	5.50%	5.40%
			61-70	61-70	5.85%	5.70%	5.50%	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%
			71-80	71-80	3.95%	3.90%	3.75%	3.70%	3.65%	3.60%	3.55%	3.50%	3.45%	3.40%	3.35%	3.30%	3.25%	3.20%

FIXED-INDEXED ANNUITIES - Heap Rates

Product	Opt	Yrs	Q	NQ	SMB	SMC	SMD	SRE	SRF	SRG	SRH	SRI	SGJ	SGK	SGL	SGM	SGN	SGO
American Legend℠**	NT	1	18-75	0-75	6.80%	6.60%	6.40%	6.20%	5.95%	5.75%	5.65%	5.50%	5.30%	5.10%	4.90%	4.70%	4.50%	4.30%
			76-80	76-80	6.30%	6.15%	5.95%	5.75%	5.55%	5.35%	5.25%	5.10%	4.95%	4.75%	4.55%	4.35%	4.20%	4.00%
			81-85	81-85	4.35%	4.20%	4.10%	4.00%	3.80%	3.70%	3.60%	3.50%	3.40%	3.25%	3.15%	3.00%	2.90%	2.75%
American Icon℠**	NT	1	18-75	0-75	10.75%	10.50%	10.25%	10.00%	9.75%	9.50%	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%
			76-80	76-80	9.15%	8.95%	8.70%	8.50%	8.30%	8.10%	7.85%	7.65%	7.45%	7.25%	7.00%	6.80%	6.60%	6.40%
			81-85	81-85	5.35%	5.25%	5.10%	4.95%	4.80%	4.70%	4.55%	4.40%	4.25%	4.15%	4.00%	3.85%	3.70%	3.60%

**American Legend & Icon are issued on the 6th and 20th of each month. Commissions will be paid on your next commission cycle following policy issue.

GREAT AMERICAN
LIFE INSURANCE COMPANY

P. O. Box 5420
Cincinnati, Ohio 45201-5420
1-800-438-3398 ext. 13763
www.gafri.com

Commission Rates - Effective December 29, 2006

FIXED-INDEXED ANNUITIES - Heap Rates

Product	Opt	Yrs	Q	NQ	SMB	SMC	SMD	SRE	SRF	SRG	SRH	SRI	SGJ	SGK	SGL	SGM	SGN	SGO
American Legend II sm	NT	1	18-75	0-75	6.80%	6.60%	6.40%	6.20%	5.95%	5.75%	5.65%	5.50%	5.30%	5.10%	4.90%	4.70%	4.50%	4.30%
			76-80	76-80	6.30%	6.15%	5.95%	5.75%	5.55%	5.35%	5.25%	5.10%	4.95%	4.75%	4.55%	4.35%	4.20%	4.00%
			81-85	81-85	4.35%	4.20%	4.10%	4.00%	3.80%	3.70%	3.60%	3.50%	3.40%	3.25%	3.15%	3.00%	2.90%	2.75%
		2	18-75	0-75	5.80%	5.60%	5.40%	5.20%	5.00%	4.80%	4.60%	4.50%	4.30%	4.10%	3.90%	3.70%	3.50%	3.30%
			76-80	76-80	5.30%	5.15%	4.95%	4.75%	4.60%	4.40%	4.20%	4.15%	3.95%	3.75%	3.60%	3.40%	3.20%	3.05%
			81-85	81-85	3.85%	3.75%	3.60%	3.45%	3.35%	3.20%	3.05%	3.00%	2.85%	2.75%	2.60%	2.45%	2.35%	2.20%
		3	18-75	0-75	4.80%	4.60%	4.40%	4.20%	4.00%	3.80%	3.60%	3.50%	3.30%	3.10%	2.90%	2.70%	2.50%	2.30%
			76-80	76-80	4.30%	4.20%	4.05%	3.85%	3.65%	3.50%	3.30%	3.20%	3.05%	2.85%	2.65%	2.50%	2.30%	2.10%
			81-85	81-85	3.35%	3.05%	2.95%	2.80%	2.65%	2.55%	2.40%	2.35%	2.20%	2.05%	1.95%	1.80%	1.65%	1.55%
		4	18-75	0-75	3.80%	3.60%	3.40%	3.20%	3.00%	2.80%	2.60%	2.50%	2.30%	2.10%	1.90%	1.70%	1.50%	1.30%
			76-80	76-80	3.35%	3.15%	3.00%	2.80%	2.65%	2.45%	2.30%	2.20%	2.00%	1.85%	1.65%	1.50%	1.30%	1.15%
			81-85	81-85	2.85%	2.70%	2.55%	2.40%	2.25%	2.10%	1.95%	1.90%	1.75%	1.60%	1.45%	1.30%	1.15%	1.00%
		5	18-75	0-75	2.80%	2.60%	2.40%	2.20%	2.00%	1.80%	1.60%	1.50%	1.30%	1.10%	0.90%	0.70%	0.50%	0.30%
			76-80	76-80	2.35%	2.15%	2.00%	1.85%	1.65%	1.50%	1.35%	1.25%	1.10%	1.00%	0.75%	0.60%	0.40%	0.25%
			81-85	81-85	2.35%	2.15%	2.00%	1.85%	1.65%	1.50%	1.35%	1.25%	1.10%	1.00%	0.75%	0.60%	0.40%	0.25%
American Icon II sm	NT	1	18-75	0-75	10.25%	10.00%	9.75%	9.50%	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%
			76-80	76-80	8.80%	8.55%	8.35%	8.15%	7.95%	7.70%	7.50%	7.30%	7.05%	6.85%	6.65%	6.45%	6.20%	6.00%
			81-85	81-85	4.90%	4.75%	4.65%	4.50%	4.40%	4.30%	4.15%	4.05%	3.95%	3.80%	3.70%	3.60%	3.45%	3.35%
		2	18-75	0-75	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%
			76-80	76-80	7.80%	7.60%	7.35%	7.15%	6.95%	6.75%	6.55%	6.30%	6.10%	5.90%	5.70%	5.45%	5.25%	5.05%
			81-85	81-85	3.90%	3.80%	3.70%	3.60%	3.45%	3.35%	3.25%	3.15%	3.05%	2.95%	2.85%	2.75%	2.65%	2.55%
		3	18-75	0-75	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%
			76-80	76-80	6.80%	6.60%	6.40%	6.20%	5.95%	5.75%	5.55%	5.35%	5.15%	4.95%	4.75%	4.55%	4.30%	4.10%
			81-85	81-85	2.90%	2.80%	2.75%	2.65%	2.55%	2.45%	2.40%	2.30%	2.20%	2.10%	2.05%	1.95%	1.85%	1.75%
		4	18-75	0-75	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%	4.25%	4.00%
			76-80	76-80	5.80%	5.60%	5.40%	5.20%	5.00%	4.80%	4.60%	4.40%	4.20%	4.00%	3.80%	3.60%	3.40%	3.20%
			81-85	81-85	2.40%	2.30%	2.25%	2.15%	2.05%	2.00%	1.90%	1.80%	1.75%	1.65%	1.55%	1.50%	1.40%	1.30%
		5	18-75	0-75	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%	3.25%	3.00%
			76-80	76-80	4.80%	4.60%	4.40%	4.25%	4.05%	3.85%	3.65%	3.45%	3.25%	3.10%	2.90%	2.70%	2.50%	2.30%
			81-85	81-85	1.90%	1.85%	1.75%	1.70%	1.60%	1.55%	1.45%	1.40%	1.30%	1.25%	1.15%	1.10%	1.00%	0.90%
American Valor II sm	NT	1	18-75	0-75	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%
			76-80	76-80	6.75%	6.55%	6.35%	6.15%	5.95%	5.75%	5.55%	5.35%	5.15%	4.90%	4.70%	4.50%	4.30%	4.10%
			81-85	81-85	4.55%	4.40%	4.25%	4.15%	4.00%	3.85%	3.70%	3.60%	3.45%	3.30%	3.15%	3.05%	2.90%	2.75%
		2	18-75	0-75	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%
			76-80	76-80	5.80%	5.60%	5.35%	5.15%	4.95%	4.70%	4.50%	4.30%	4.05%	3.85%	3.65%	3.45%	3.20%	3.00%
			81-85	81-85	3.10%	3.00%	2.85%	2.75%	2.65%	2.55%	2.40%	2.30%	2.20%	2.05%	1.95%	1.84%	1.75%	1.60%
		3	18-75	0-75	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%
			76-80	76-80	4.80%	4.60%	4.40%	4.15%	3.95%	3.75%	3.55%	3.33%	3.15%	2.90%	2.70%	2.50%	2.30%	2.10%
			81-85	81-85	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.55%	1.45%	1.35%	1.25%	1.15%	1.05%	0.95%
		4	18-75	0-75	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%	2.25%	2.00%	1.75%	1.50%
			76-80	76-80	3.80%	3.60%	3.40%	3.20%	3.00%	2.80%	2.60%	2.40%	2.20%	2.00%	1.80%	1.60%	1.40%	1.20%
			81-85	81-85	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
		5	18-75	0-75	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%	2.25%	2.00%	1.75%	1.50%	1.25%	1.00%	0.75%	0.50%
			76-80	76-80	2.80%	2.65%	2.45%	2.25%	2.05%	1.90%	1.70%	1.50%	1.30%	1.15%	0.95%	0.75%	0.55%	0.40%
			81-85	81-85	1.60%	1.50%	1.35%	1.25%	1.15%	1.05%	0.95%	0.85%	0.75%	0.65%	0.55%	0.45%	0.30%	0.20%

GREAT AMERICAN LIFE INSURANCE COMPANY

Commission Rates - Effective December 29, 2006

P. O. Box 5420
Cincinnati, Ohio 45201-5420
1-800-438-3398 ext. 13763
www.gafri.com

SINGLE PREMIUM FIXED ANNUITIES - Trail Option

Product	Opt	Yrs	Q	NQ	SMB	SMC	SMD	SRE	SRF	SRG	SRH	SRI	SGJ	SGK	SGL	SGM	SGN	SGO
American Freedom® 10-ST with trail option	T2	1	18-85	0-85	6.20%	5.90%	5.70%	5.50%	5.30%	5.10%	4.95%	4.80%	4.25%	4.00%	3.80%	3.00%	2.25%	1.80%
		2+	18-85	0-85	0.69%	0.64%	0.61%	0.59%	0.57%	0.55%	0.53%	0.51%	0.48%	0.45%	0.40%	0.37%	0.34%	0.31%
American Freedom Classic 10℠ with trail option	T2	1	18-80	0-85	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.68%	3.63%	3.58%	3.53%	3.48%	3.43%	3.38%
		2+	18-80	0-85	0.49%	0.48%	0.47%	0.44%	0.41%	0.38%	0.35%	0.32%	0.29%	0.26%	0.23%	0.20%	0.17%	0.14%
Secure American® with trail option	T2	1	18-70	0-70	5.80%	5.60%	5.40%	5.20%	5.00%	4.80%	4.60%	4.40%	4.20%	4.00%	3.80%	3.60%	3.40%	3.20%
			71-80	71-80	5.35%	5.15%	4.95%	4.80%	4.60%	4.40%	4.25%	4.05%	3.85%	3.70%	3.50%	3.30%	3.15%	2.95%
			81-89	81-89	5.10%	4.95%	4.75%	4.60%	4.40%	4.20%	4.05%	3.85%	3.70%	3.50%	3.35%	3.15%	3.00%	2.80%
		2	18-70	0-70	4.80%	4.60%	4.40%	4.20%	4.00%	3.80%	3.60%	3.40%	3.20%	3.00%	2.80%	2.60%	2.40%	2.20%
			71-80	71-80	4.30%	4.15%	3.95%	3.80%	3.60%	3.40%	3.25%	3.05%	2.90%	2.70%	2.50%	2.35%	2.15%	2.00%
			81-89	81-89	4.10%	3.90%	3.75%	3.55%	3.40%	3.25%	3.05%	2.90%	2.70%	2.55%	2.40%	2.20%	2.05%	1.85%
		3	18-70	0-70	3.80%	3.60%	3.40%	3.20%	3.00%	2.80%	2.60%	2.40%	2.20%	2.00%	1.80%	1.60%	1.40%	1.20%
			71-80	71-80	3.35%	3.15%	3.00%	2.80%	2.65%	2.45%	2.30%	2.10%	1.95%	1.75%	1.60%	1.40%	1.25%	1.05%
			81-89	81-89	3.10%	2.90%	2.75%	2.60%	2.45%	2.25%	2.10%	1.95%	1.80%	1.60%	1.45%	1.30%	1.15%	1.00%
		2+	18-89	0-89	0.73%	0.71%	0.69%	0.67%	0.65%	0.63%	0.61%	0.59%	0.57%	0.55%	0.53%	0.51%	0.49%	0.47%

MULTI-YEAR GUARANTEE ANNUITIES - Trail Option

Product	Opt	Yrs	Q	NQ	SMB	SMC	SMD	SRE	SRF	SRG	SRH	SRI	SGJ	SGK	SGL	SGM	SGN	SGO
American Freedom Stars & Stripes 6℠ with trail option	T2	1	18-89	0-89	1.91%	1.82%	1.73%	1.64%	1.55%	1.46%	1.37%	1.30%	1.24%	1.18%	1.12%	1.06%	1.00%	0.94%
		2+	18-89	0-89	0.50%	0.50%	0.50%	0.48%	0.46%	0.44%	0.42%	0.40%	0.38%	0.36%	0.34%	0.32%	0.30%	0.28%
American Freedom Stars & Stripes 7℠ with trail option	T2	1	18-89	0-89	2.91%	2.82%	2.73%	2.64%	2.55%	2.46%	2.37%	2.30%	2.23%	2.17%	2.14%	2.11%	2.08%	2.05%
		2+	18-89	0-89	0.49%	0.48%	0.46%	0.44%	0.42%	0.40%	0.38%	0.35%	0.32%	0.29%	0.26%	0.23%	0.20%	0.17%

GREAT AMERICAN LIFE LONG-TERM CARE ANNUITY - Trail Option

Product	Opt	Yrs	Q	NQ	SMB	SMC	SMD	SRE	SRF	SRG	SRH	SRI	SGJ	SGK	SGL	SGM	SGN	SGO
Long-Term Care Annuity - WITH Rider with trail option	T2	1	45-60	45-60	4.95%	4.65%	4.30%	4.00%	3.70%	3.40%	3.10%	2.80%	2.45%	2.15%	1.85%	1.55%	1.20%	0.90%
			61-70	61-70	4.25%	4.00%	3.70%	3.45%	3.20%	2.90%	2.65%	2.40%	2.10%	1.85%	1.60%	1.35%	1.05%	0.80%
			71-80	71-80	2.35%	2.20%	2.05%	1.90%	1.75%	1.65%	1.50%	1.35%	1.15%	1.00%	0.85%	0.70%	0.55%	0.45%
		2+	45-80	45-80	0.48%	0.46%	0.44%	0.42%	0.40%	0.38%	0.36%	0.34%	0.32%	0.30%	0.28%	0.26%	0.24%	0.20%
Long-Term Care Annuity - NO Rider with trail option	T2	1	45-60	45-60	4.00%	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%	2.25%	2.00%	1.75%	1.50%	1.25%	1.00%	0.75%
			61-70	61-70	3.30%	3.10%	2.90%	2.70%	2.50%	2.25%	2.05%	1.85%	1.65%	1.45%	1.25%	1.05%	0.85%	0.65%
			71-80	71-80	1.40%	1.30%	1.25%	1.15%	1.05%	1.00%	0.90%	0.80%	0.70%	0.60%	0.50%	0.40%	0.35%	0.30%
		2+	45-80	45-80	0.48%	0.46%	0.44%	0.42%	0.40%	0.38%	0.36%	0.34%	0.32%	0.30%	0.28%	0.26%	0.24%	0.20%

FIXED-INDEXED ANNUITIES - Trail Option

Product	Opt	Yrs	Q	NQ	SMB	SMC	SMD	SRE	SRF	SRG	SRH	SRI	SGJ	SGK	SGL	SGM	SGN	SGO
American Legend℠** with trail option	T2	1	18-75	0-75	4.13%	4.01%	3.89%	3.77%	3.65%	3.53%	3.41%	3.30%	3.23%	3.16%	3.05%	2.95%	2.85%	2.70%
			76-80	76-80	3.65%	3.55%	3.45%	3.35%	3.25%	3.15%	3.05%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%
			81-85	81-85	1.67%	1.59%	1.51%	1.43%	1.35%	1.27%	1.19%	1.11%	1.03%	0.95%	0.87%	0.79%	0.71%	0.63%
		2+	18-85	0-85	0.49%	0.48%	0.47%	0.46%	0.45%	0.44%	0.43%	0.42%	0.41%	0.40%	0.39%	0.38%	0.37%	0.36%
American Icon℠** with trail option	T2	1	18-75	0-75	5.95%	5.90%	5.85%	5.80%	5.75%	5.70%	5.65%	5.60%	5.55%	5.50%	5.45%	5.40%	5.35%	5.30%
			76-80	76-80	3.93%	3.86%	3.79%	3.72%	3.65%	3.58%	3.51%	3.44%	3.37%	3.30%	3.23%	3.16%	3.09%	3.02%
			81-85	81-85	1.96%	1.92%	1.88%	1.84%	1.80%	1.76%	1.72%	1.68%	1.64%	1.60%	1.56%	1.52%	1.48%	1.44%
		2+	18-85	0-85	0.59%	0.56%	0.54%	0.52%	0.50%	0.48%	0.45%	0.40%	0.38%	0.36%	0.34%	0.32%	0.30%	0.28%

**American Legend & Icon are issued on the 6th and 20th of each month. Commissions will be paid on your next commission cycle following policy issue.

GREAT AMERICAN LIFE INSURANCE COMPANY

Commission Rates - Effective December 29, 2006

P. O. Box 5420
Cincinnati, Ohio 45201-5420
1-800-438-3398 ext. 13783
www.gafri.com

FIXED-INDEXED ANNUITIES - Trail Option

Product	Opt	Yrs	Q	NQ	SMB	SMC	SMD	SRE	SRF	SRG	SRH	SRI	SGJ	SGK	SGL	SGM	SGN	SGO
American Legend II℠ *with trail option*	T2	1	18-75	0-75	4.13%	4.01%	3.89%	3.77%	3.65%	3.53%	3.41%	3.30%	3.23%	3.16%	3.05%	2.95%	2.85%	2.70%
			76-80	76-80	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%
			81-85	81-85	2.45%	2.40%	2.35%	2.30%	2.25%	2.20%	2.15%	2.10%	2.05%	2.00%	1.95%	1.90%	1.85%	1.80%
		2	18-75	0-75	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%
			76-80	76-80	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
			81-85	81-85	2.15%	2.05%	1.95%	1.85%	1.75%	1.65%	1.55%	1.45%	1.35%	1.25%	1.15%	1.05%	0.95%	0.85%
		3	18-75	0-75	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
			76-80	76-80	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%
			81-85	81-85	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
		4	18-75	0-75	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%
			76-80	76-80	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
			81-85	81-85	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%	0.50%	0.40%	0.30%	0.20%	0.10%
		5	18-75	0-75	1.93%	1.86%	1.79%	1.72%	1.65%	1.58%	1.51%	1.44%	1.37%	1.30%	1.23%	1.16%	1.09%	1.02%
			76-80	76-80	1.43%	1.36%	1.29%	1.22%	1.15%	1.08%	1.01%	0.94%	0.87%	0.80%	0.73%	0.66%	0.59%	0.52%
			81-85	81-85	1.19%	1.13%	1.07%	1.01%	0.95%	0.89%	0.83%	0.77%	0.71%	0.65%	0.59%	0.53%	0.47%	0.41%
		2+	18-85	0-85	0.49%	0.48%	0.47%	0.46%	0.45%	0.44%	0.43%	0.42%	0.41%	0.40%	0.39%	0.38%	0.37%	0.36%
American Icon II℠ *with trail option*	T2	1	18-75	0-75	6.90%	6.80%	6.70%	6.60%	6.50%	6.40%	6.30%	6.20%	6.10%	6.00%	5.90%	5.80%	5.70%	5.60%
			76-80	76-80	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%
			81-85	81-85	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%
		2	18-75	0-75	6.40%	6.30%	6.20%	6.10%	6.00%	5.90%	5.80%	5.70%	5.60%	5.50%	5.40%	5.30%	5.20%	5.10%
			76-80	76-80	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%
			81-85	81-85	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
		3	18-75	0-75	5.90%	5.80%	5.70%	5.60%	5.50%	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%
			76-80	76-80	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%
			81-85	81-85	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%
		4	18-75	0-75	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%
			76-80	76-80	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%
			81-85	81-85	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
		5	18-75	0-75	4.94%	4.88%	4.82%	4.76%	4.70%	4.64%	4.58%	4.52%	4.46%	4.40%	4.34%	4.28%	4.22%	4.16%
			76-80	76-80	3.44%	3.38%	3.32%	3.26%	3.20%	3.14%	3.08%	3.02%	2.96%	2.90%	2.84%	2.78%	2.72%	2.66%
			81-85	81-85	1.44%	1.38%	1.32%	1.26%	1.20%	1.14%	1.08%	1.02%	0.96%	0.90%	0.84%	0.78%	0.72%	0.66%
		2+	18-85	0-85	0.49%	0.48%	0.47%	0.46%	0.45%	0.44%	0.43%	0.42%	0.41%	0.40%	0.39%	0.38%	0.37%	0.36%
American Valor II℠ *with trail option*	T2	1	18-75	0-75	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%
			76-80	76-80	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%
			81-85	81-85	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
		2	18-75	0-75	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%
			76-80	76-80	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%
			81-85	81-85	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%
		3	18-75	0-75	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%
			76-80	76-80	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%
			81-85	81-85	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
		4	18-75	0-75	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%
			76-80	76-80	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
			81-85	81-85	1.65%	1.55%	1.45%	1.35%	1.25%	1.15%	1.05%	0.95%	0.85%	0.75%	0.65%	0.55%	0.45%	0.35%
		5	18-75	0-75	3.44%	3.38%	3.32%	3.26%	3.20%	3.14%	3.08%	3.02%	2.96%	2.90%	2.84%	2.78%	2.72%	2.66%
			76-80	76-80	2.44%	2.38%	2.32%	2.26%	2.20%	2.14%	2.08%	2.02%	1.96%	1.90%	1.84%	1.78%	1.72%	1.66%
			81-85	81-85	1.44%	1.38%	1.32%	1.26%	1.20%	1.14%	1.08%	1.02%	0.96%	0.90%	0.84%	0.78%	0.72%	0.66%
		2+	18-85	0-85	0.49%	0.48%	0.47%	0.46%	0.45%	0.44%	0.43%	0.42%	0.41%	0.40%	0.39%	0.38%	0.37%	0.36%


GREAT AMERICAN
FINANCIAL RESOURCES

CORPORATE LICENSING/COMMISSION ASSIGNMENT FORM

☒ Great American Life Insurance Company® (GALIC)
☐ Annuity Investors Life Insurance Company® (AILIC)
☐ Loyal American Life Insurance Company® (Loyal)

I. TO BE COMPLETED FOR CORPORATE LICENSING

All areas must be completed. Please print or type. Attach all applicable individual and corporate license copies.

Name Robert James & Associates Inc Business Phone (865) 376-4925
Name of corporation as it appears on Agreement

Address 615 River Road Fax Number (865) 3762294
Street

Kingston Tn 37763 Tax I.D. Number 56-2552892
City County State Zip Code

Corporate Officers

1. Robert Tonachio President *** FISMA & OMB Memorandum M-07-16 ***
Name Title Social Security No.

2. ______
Name Title Social Security No.

3. ______
Name Title Social Security No.

4. Is corporation appointed with any other life insurance company?
☒ Yes (Company) AmerUs (pending) ☐ No

II. TO BE COMPLETED FOR COMMISSION ASSIGNMENT

Please use this letter as your authorization to send any commission income due to me:

Robert James & Associates, Inc 615 River Road
Name of Assignee Address of Assignee

Kingston Tn 37763 on my behalf.
City State Zip Code

I understand and agree that:

1) For income tax purposes, any commission income which I earn will continue to be reported to me unless Section III on the reverse side is completed.
2) You are making these payments as an accommodation to me and that you are making them at my express direction.
3) I am not making this authorization in order to evade any state law or laws which require that no payments can be made to any entity for the sale or solicitation of insurance, except to licensed agents.
4) This assignment does not assign any rights, duties or obligations under my General Agents Agreement other than the right to receive commissions.
5) The payment of commissions made under this assignment shall provide full and complete discharge of the Company's payment obligation under the General Agent's Agreement.
6) I warrant that I have not executed any other commission assignments.
7) I will indemnify and hold you harmless from and against any and all claims, loss or damage you may incur in complying with or carrying out this authorization.

The Assignee must revoke this authorization by prior written notice to the Company.
This assignment applies to any commission income due to me on all inforce policies and all policies issued in the future.

N600497NW1

III. TO BE COMPLETED IF COMMISSION INCOME IS TO BE REPORTED TO ASSIGNEE

The Assignee under the foregoing commission assignment hereby certifies that the Agent making the assignment is the employee of the Assignee, that the Agent's activities under the General Agent's Agreement with the Great American Life Insurance Company*, Annuity Investors Life Insurance Company*, and Loyal American Life Insurance Company* are subject to the direction and control of the Assignee, and that commission income earned by the Agent and paid to the Assignee should be reported as the income of the Assignee.

Assignee: Robert James & Associates Inc Tax I.D. Number: 56-2552892

By: [signature] Title: President Date: ______

IV. TO BE COMPLETED FOR ALL REQUESTS

Robert Tonachio
Agent's Name - Printed or Typed (Assignor)

*** FISMA & OMB Memorandum M-07-16 ***
Agent's Social Security Number

[signature]
Agent's Signature

8-1-2004
Date

ACKNOWLEDGMENT BY COMPANY

Great American Life Insurance Company, Annuity Investors Life Insurance Company, and Loyal American Life Insurance Company acknowledges the Assignee's right to direct and control the Agent's activities. This acknowledgment, however, shall not be taken as an amendment to the General Agent's Agreement, nor relieve the Agent of any duties or obligations under that Agreement, nor limit the rights of Great American Life Insurance Company, Annuity Investors Life Insurance Company and Loyal American Life Insurance Company to enforce the terms of that Agreement against the Agent.

By: ______ Title: ______ Date: ______


GREAT AMERICAN.
FINANCIAL RESOURCES

FAIR CREDIT REPORTING ACT DISCLOSURE

RETAIN FOR YOUR FILES

This is to notify you that in connection with your application for appointment, you have authorized us to procure a consumer report on you as part of the process of considering your application. In the event that information from the report is utilized in whole or in part in making an adverse decision, before making the adverse decision, we will provide you with a copy of the consumer report and a description in writing of your rights under the Fair Credit Reporting Act.

Please be advised that we may also obtain an investigative consumer report including information as to your character, criminal history, creditworthiness, general reputation, personal characteristics and mode of living. Please be advised that you have the right to request, in writing, within a reasonable time, that we make a complete and accurate disclosure of the nature and scope of the information requested. The company reserves the right to obtain an investigative report now and at any time while you are contracted with the company.

RETAIN FOR YOUR FILES

P.O. Box, 5420, CINCINNATI, OHIO, 45201-5420, TEL. (800) 438-3398



GREAT AMERICAN
FINANCIAL RESOURCES

DIRECT DEPOSIT OF COMMISSIONS AUTHORIZATION AGREEMENT

☑ Great American Life Insurance Company® (GALIC)
☐ Annuity Investors Life Insurance Company® (AILIC)
☐ Loyal American Life Insurance Company® (Loyal)

☑ I (we) hereby authorize the Company to *initiate* credit/deposit entries to my (our) account indicated below, and the depository institution named below to credit the same to such account.

☐ I (we) hereby request a *change* to my (our) existing direct deposit as indicated below.

Note: Please allow 5 business days for EFT processing to become effective.
Frequency: ☐ **Daily** ☑ **Weekly** ☐ **Bi-weekly** ☐ **Monthly**

INDIVIDUAL AGENT INFORMATION - Please print or type		
Primary Name on Account Robert James Associates, INC	Social Security or Tax ID Number 56-2552892	Agent #
Address 615 River Road	City, State Kingston Tn	Zip Code 37763
Secondary Name on Account (Optional)	Phone Number 865-376-4925	
DEPOSITORY INFORMATION - Please print or type		
Depository Name Regions	Depository Address Kingston Tn	Depository Phone Number
Account Number 7301046411	Type of Account ☑ Checking ☐ Savings	Transit/ABA Number 084000084

This authorization is to remain in full force and effect until the Company has received written notification from me (or either of us) to discontinue direct deposit. Please allow 15 business days for processing of EFT discontinuation.

Attach a "voided" check and fax or mail to:

Great American Financial Resources
P.O. Box 5420
Cincinnati, Ohio 45201-5420
Attn: Contracting and Licensing Annuity Department
Fax: (513) 412-5144

[signature] 8-1-2006

Signature of Primary Account Holder — Date

Signature of Secondary Account Holder (optional) — Date

AG2896

(05/05)



1001

26-8/840

ROBERT JAMES & ASSOCIATES
615 River Road
Kingston, TN 37763

DATE

PAY
TO THE
ORDER OF $

DOLLARS

REGIONS
BANK

VOID

FOR

⑈001001⑈ ⑆084000084⑆ 73 0104 6411⑈

GREAT AMERICAN
LIFE INSURANCE COMPANY

Commission Rates - Effective December 29, 2006

P. O. Box 5420
Cincinnati, Ohio 45201-5420
1-800-438-3398 ext. 13783
www.gafri.com

Refer to agent contract & commission schedules for complete details.

This document is proprietary & confidential information which shall not be disclosed without the Company's express written consent.

SINGLE PREMIUM FIXED ANNUITIES - Heap Rates

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American Freedom® 10-ST	NT	1	18-75	0-80	9.75%	9.50%	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.00%	6.50%	6.00%	5.00%	4.00%	3.50%
			76-85	81-85	6.83%	6.66%	6.48%	6.30%	6.13%	5.95%	5.78%	5.60%	4.90%	4.55%	4.20%	3.50%	2.80%	2.45%
American Freedom Classic 10℠	NT	1	18-75	0-75	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%
			76-80	76-85	5.20%	5.05%	4.90%	4.70%	4.55%	4.40%	4.25%	4.00%	3.90%	3.75%	3.60%	3.40%	3.25%	3.10%
Advantage 15	NT	1	18-75	0-75	5.70%	5.50%	5.40%	5.20%	5.00%	4.80%	4.60%	4.40%	3.70%	3.30%	3.00%	2.30%	2.00%	1.60%
			76-80	76-85	3.40%	3.35%	3.25%	3.10%	3.00%	2.85%	2.75%	2.65%	2.20%	2.00%	1.80%	1.40%	1.20%	1.00%
Secure American®	NT	1	18-70	0-70	9.75%	9.50%	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%
			71-80	71-80	7.80%	7.60%	7.40%	7.20%	7.00%	6.80%	6.60%	6.40%	6.20%	6.00%	5.80%	5.60%	5.40%	5.20%
			81-89	81-89	7.55%	7.35%	7.15%	7.00%	6.80%	6.60%	6.40%	6.20%	6.01%	5.81%	5.62%	5.43%	5.23%	5.04%
		2	18-70	0-70	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%
			71-80	71-80	6.85%	6.66%	6.48%	6.25%	6.06%	5.85%	5.65%	5.45%	5.25%	5.06%	4.90%	4.70%	4.50%	4.30%
			81-89	81-89	6.65%	6.40%	6.20%	6.00%	5.80%	5.65%	5.45%	5.25%	5.05%	4.90%	4.70%	4.50%	4.30%	4.15%
		3	18-70	0-70	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%
			71-80	71-80	5.80%	5.65%	5.45%	5.25%	5.05%	4.90%	4.70%	4.50%	4.30%	4.10%	3.95%	3.75%	3.55%	3.40%
			81-89	81-89	5.60%	5.40%	5.20%	5.05%	4.85%	4.70%	4.50%	4.30%	4.15%	3.95%	3.80%	3.60%	3.40%	3.25%

MULTI-YEAR GUARANTEE ANNUITIES - Heap Rates

[illegible]																		
American Freedom Stars & Stripes 5℠	NT	1	18-84	0-84	3.85%	3.75%	3.60%	3.45%	3.30%	3.20%	3.10%	3.00%	2.85%	2.70%	2.55%	2.40%	2.25%	2.10%
			85-89	85-89	2.70%	2.60%	2.50%	2.40%	2.30%	2.25%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%
American Freedom Stars & Stripes 7℠	NT	1	18-84	0-84	3.60%	3.45%	3.30%	3.15%	3.00%	2.85%	2.75%	2.60%	2.35%	2.20%	2.05%	1.90%	1.75%	1.60%
			85-89	85-89	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.95%	1.75%	1.65%	1.55%	1.45%	1.35%	1.25%	1.15%

SINGLE PREMIUM IMMEDIATE ANNUITY

[illegible]																	
Single Premium Immediate Annuity	NT	1	0-85	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%	2.25%	2.00%	1.75%	1.50%

GREAT AMERICAN LIFE LONG-TERM CARE ANNUITY - Heap Rates

[illegible]																		
Long-Term Care Annuity - WITH Rider *	NT	1	45-60	45-60	8.75%	8.50%	8.15%	7.95%	7.70%	7.45%	7.25%	7.00%	6.80%	6.60%	6.35%	6.15%	[illegible]	5.65%
			61-70	61-70	7.75%	7.60%	7.15%	6.95%	6.70%	6.45%	6.25%	6.00%	5.80%	5.60%	5.35%	5.15%	[illegible]	4.65%
			71-80	71-80	5.85%	5.70%	5.40%	5.25%	5.05%	4.85%	4.70%	4.50%	4.35%	4.20%	4.00%	3.85%	[illegible]	3.45%
Long-Term Care Annuity - NO Rider *	NT	1	45-60	45-60	6.85%	6.70%	6.50%	6.40%	6.30%	6.20%	6.10%	6.00%	5.90%	5.80%	5.70%	5.60%	[illegible]	5.40%
			61-70	61-70	5.85%	5.70%	5.50%	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%	[illegible]	4.40%
			71-80	71-80	3.95%	3.90%	3.75%	3.70%	3.65%	3.60%	3.55%	3.50%	3.45%	3.40%	3.35%	3.30%	3.25%	3.20%

FIXED-INDEXED ANNUITIES - Heap Rates

[illegible]																		
American Legend℠**	NT	1	18-75	0-75	6.80%	6.60%	6.40%	6.20%	5.95%	5.75%	5.55%	5.50%	5.30%	5.10%	4.90%	4.70%	[illegible]	4.30%
			76-80	76-80	6.30%	6.15%	5.95%	5.75%	5.55%	5.35%	5.25%	5.10%	4.95%	4.75%	4.55%	4.35%	[illegible]	4.00%
			81-85	81-85	4.35%	4.20%	4.10%	4.00%	3.90%	3.70%	3.60%	3.50%	3.40%	3.25%	3.15%	3.00%	[illegible]	2.75%
American Icon℠**	NT	1	18-75	0-75	10.75%	10.50%	10.25%	10.00%	9.75%	9.50%	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	[illegible]	7.50%
			76-80	76-80	9.15%	8.95%	8.70%	8.50%	8.30%	8.10%	7.85%	7.65%	7.45%	7.25%	7.00%	6.80%	[illegible]	6.40%
			81-85	81-85	6.35%	5.25%	5.10%	4.95%	4.80%	4.70%	4.55%	4.40%	4.25%	4.15%	4.00%	3.85%	[illegible]	3.60%

**American Legend & Icon are issued on the 5th and 20th of each month. Commissions will be paid on your next commission cycle following policy issue.

GREAT AMERICAN
LIFE INSURANCE COMPANY

Commission Rates - Effective December 29, 2006

P. O. Box 5420
Cincinnati, Ohio 45201-5420
1-800-438-3398 ext. 13753
www.gafri.com

FIXED-INDEXED ANNUITIES - Heap Rates

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
American Legend II[sm]	NT	1	18-75	0-75	6.80%	6.60%	6.40%	6.20%	5.95%	5.75%	5.55%	5.50%	5.30%	5.10%	4.90%	4.70%	4.50%	4.30%
			76-80	76-80	6.30%	6.15%	5.95%	5.75%	5.55%	5.35%	5.25%	5.10%	4.95%	4.75%	4.55%	4.35%	4.20%	4.00%
			81-85	81-85	4.35%	4.20%	4.10%	4.00%	3.80%	3.70%	3.60%	3.50%	3.40%	3.25%	3.15%	3.00%	2.90%	2.75%
		2	18-75	0-75	5.80%	5.60%	5.40%	5.20%	5.00%	4.80%	4.60%	4.50%	4.30%	4.10%	3.90%	3.70%	3.50%	3.30%
			76-80	76-80	5.30%	5.15%	4.95%	4.75%	4.60%	4.40%	4.20%	4.15%	3.95%	3.75%	3.60%	3.40%	3.20%	3.05%
			81-85	81-85	3.85%	3.75%	3.60%	3.45%	3.35%	3.20%	3.05%	3.00%	2.85%	2.75%	2.60%	2.45%	2.35%	2.20%
		3	18-75	0-75	4.80%	4.60%	4.40%	4.20%	4.00%	3.80%	3.60%	3.50%	3.30%	3.10%	2.90%	2.70%	2.50%	2.30%
			76-80	76-80	4.30%	4.20%	4.05%	3.85%	3.65%	3.50%	3.30%	3.20%	3.05%	2.85%	2.65%	2.50%	2.30%	2.10%
			81-85	81-85	3.35%	3.05%	2.95%	2.80%	2.65%	2.55%	2.40%	2.35%	2.20%	2.05%	1.95%	1.80%	1.65%	1.55%
		4	18-75	0-75	3.80%	3.60%	3.40%	3.20%	3.00%	2.80%	2.60%	2.50%	2.30%	2.10%	1.90%	1.70%	1.50%	1.30%
			76-80	76-80	3.35%	3.15%	3.00%	2.80%	2.65%	2.45%	2.30%	2.20%	2.00%	1.85%	1.65%	1.50%	1.30%	1.15%
			81-85	81-85	2.85%	2.70%	2.55%	2.40%	2.25%	2.10%	1.95%	1.90%	1.75%	1.60%	1.45%	1.30%	1.15%	1.00%
		5	18-75	0-75	2.80%	2.60%	2.40%	2.20%	2.00%	1.80%	1.60%	1.50%	1.30%	1.10%	0.90%	0.70%	0.50%	0.30%
			76-80	76-80	2.35%	2.15%	2.00%	1.85%	1.65%	1.50%	1.35%	1.25%	1.10%	1.00%	0.75%	0.60%	0.40%	0.25%
			81-85	81-85	2.35%	2.15%	2.00%	1.85%	1.65%	1.50%	1.35%	1.25%	1.10%	1.00%	0.75%	0.60%	0.40%	0.25%
American Icon II[sm]	NT	1	18-75	0-75	10.25%	10.00%	9.75%	9.50%	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%
			76-80	76-80	8.80%	8.55%	8.35%	8.15%	7.95%	7.70%	7.50%	7.30%	7.05%	6.85%	6.65%	6.45%	6.20%	6.00%
			81-85	81-85	4.90%	4.75%	4.65%	4.50%	4.40%	4.30%	4.15%	4.05%	3.95%	3.80%	3.70%	3.60%	3.45%	3.35%
		2	18-75	0-75	9.25%	9.00%	8.75%	8.50%	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%
			76-80	76-80	7.80%	7.60%	7.35%	7.15%	6.95%	6.75%	6.55%	6.30%	6.10%	5.90%	5.70%	5.45%	5.25%	5.05%
			81-85	81-85	3.90%	3.80%	3.70%	3.60%	3.45%	3.35%	3.25%	3.15%	3.05%	2.95%	2.85%	2.75%	2.65%	2.55%
		3	18-75	0-75	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%
			76-80	76-80	6.80%	6.60%	6.40%	6.20%	5.95%	5.75%	5.55%	5.35%	5.15%	4.95%	4.75%	4.55%	4.30%	4.10%
			81-85	81-85	2.90%	2.80%	2.75%	2.65%	2.55%	2.45%	2.40%	2.30%	2.20%	2.10%	2.05%	1.95%	1.85%	1.75%
		4	18-75	0-75	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%	4.25%	4.00%
			76-80	76-80	5.80%	5.60%	5.40%	5.20%	5.00%	4.80%	4.60%	4.40%	4.20%	4.00%	3.80%	3.60%	3.40%	3.20%
			81-85	81-85	2.40%	2.30%	2.25%	2.15%	2.05%	2.00%	1.90%	1.80%	1.75%	1.65%	1.55%	1.50%	1.40%	1.30%
		5	18-75	0-75	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%	3.25%	3.00%
			76-80	76-80	4.80%	4.60%	4.40%	4.25%	4.05%	3.85%	3.65%	3.45%	3.25%	3.10%	2.90%	2.70%	2.50%	2.30%
			81-85	81-85	1.90%	1.85%	1.75%	1.70%	1.60%	1.55%	1.45%	1.40%	1.30%	1.25%	1.15%	1.10%	1.00%	0.90%
American Valor II[sm]	NT	1	18-75	0-75	8.25%	8.00%	7.75%	7.50%	7.25%	7.00%	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%
			76-80	76-80	6.75%	6.55%	6.35%	6.15%	5.95%	5.75%	5.55%	5.35%	5.15%	4.90%	4.70%	4.50%	4.30%	4.10%
			81-85	81-85	4.55%	4.40%	4.25%	4.15%	4.00%	3.85%	3.70%	3.60%	3.45%	3.30%	3.15%	3.05%	2.90%	2.75%
		2	18-75	0-75	6.75%	6.50%	6.25%	6.00%	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%
			76-80	76-80	5.80%	5.60%	5.35%	5.15%	4.95%	4.70%	4.50%	4.30%	4.05%	3.85%	3.65%	3.45%	3.20%	3.00%
			81-85	81-85	3.10%	3.00%	2.85%	2.75%	2.65%	2.55%	2.40%	2.30%	2.20%	2.05%	1.95%	1.84%	1.75%	1.60%
		3	18-75	0-75	5.75%	5.50%	5.25%	5.00%	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%
			76-80	76-80	4.80%	4.60%	4.40%	4.15%	3.95%	3.75%	3.55%	3.33%	3.15%	2.90%	2.70%	2.50%	2.30%	2.10%
			81-85	81-85	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.55%	1.45%	1.35%	1.25%	1.15%	1.05%	0.95%
		4	18-75	0-75	4.75%	4.50%	4.25%	4.00%	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%	2.25%	2.00%	1.75%	1.50%
			76-80	76-80	3.80%	3.60%	3.40%	3.20%	3.00%	2.80%	2.60%	2.40%	2.20%	2.00%	1.80%	1.60%	1.40%	1.20%
			81-85	81-85	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
		5	18-75	0-75	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%	2.25%	2.00%	1.75%	1.50%	1.25%	1.00%	0.75%	0.50%
			76-80	76-80	2.80%	2.65%	2.45%	2.25%	2.05%	1.90%	1.70%	1.50%	1.30%	1.15%	0.95%	0.75%	0.55%	0.40%
			81-85	81-85	1.60%	1.50%	1.35%	1.25%	1.15%	1.05%	0.95%	0.85%	0.75%	0.65%	0.55%	0.45%	0.30%	0.20%

GREAT AMERICAN LIFE INSURANCE COMPANY

Commission Rates - Effective December 29, 2006

P. O. Box 5420
Cincinnati, Ohio 45201-5420
1-800-438-3398 ext. 13763
www.gafri.com

SINGLE PREMIUM FIXED ANNUITIES - Trail Option

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
American Freedom® 10-ST	T2	1	18-85	0-85	6.20%	5.90%	5.70%	5.60%	5.30%	5.10%	4.95%	4.80%	4.25%	4.00%	3.80%	3.00%	2.25%	1.60%
with trail option		2+	18-85	0-85	0.69%	0.64%	0.61%	0.59%	0.57%	0.55%	0.53%	0.51%	0.48%	0.45%	0.40%	0.37%	0.34%	0.31%
American Freedom Classic 10℠	T2	1	18-80	0-85	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.68%	3.63%	3.58%	3.53%	3.48%	3.43%	3.38%
with trail option		2+	18-80	0-85	0.49%	0.48%	0.47%	0.44%	0.41%	0.38%	0.35%	0.32%	0.29%	0.26%	0.23%	0.20%	0.17%	0.14%
Secure American® *with trail option*	T2	1	18-70	0-70	5.80%	5.60%	5.40%	5.20%	5.00%	4.80%	4.60%	4.40%	4.20%	4.00%	3.80%	3.60%	3.40%	3.20%
			71-80	71-80	5.35%	5.15%	4.95%	4.80%	4.60%	4.40%	4.25%	4.05%	3.85%	3.70%	3.50%	3.30%	3.15%	2.95%
			81-89	81-89	5.10%	4.95%	4.75%	4.60%	4.40%	4.20%	4.05%	3.85%	3.70%	3.50%	3.35%	3.15%	3.00%	2.80%
		2	18-70	0-70	4.80%	4.60%	4.40%	4.20%	4.00%	3.80%	3.60%	3.40%	3.20%	3.00%	2.80%	2.60%	2.40%	2.20%
			71-80	71-80	4.30%	4.15%	3.95%	3.80%	3.60%	3.40%	3.25%	3.05%	2.90%	2.70%	2.50%	2.35%	2.15%	2.00%
			81-89	81-89	4.10%	3.90%	3.75%	3.55%	3.40%	3.25%	3.05%	2.90%	2.70%	2.55%	2.40%	2.20%	2.05%	1.85%
		3	18-70	0-70	3.80%	3.60%	3.40%	3.20%	3.00%	2.80%	2.60%	2.40%	2.20%	2.00%	1.80%	1.60%	1.40%	1.20%
			71-80	71-80	3.35%	3.15%	3.00%	2.80%	2.65%	2.45%	2.30%	2.10%	1.95%	1.75%	1.60%	1.40%	1.25%	1.05%
			81-89	81-89	3.10%	2.90%	2.75%	2.60%	2.45%	2.25%	2.10%	1.95%	1.80%	1.60%	1.45%	1.30%	1.15%	1.00%
		2+	18-89	0-89	0.73%	0.71%	0.69%	0.67%	0.65%	0.63%	0.61%	0.59%	0.57%	0.55%	0.53%	0.51%	0.49%	0.47%

MULTI-YEAR GUARANTEE ANNUITIES - Trail Option

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
American Freedom Stars & Stripes 5℠	T2	1	18-89	0-89	1.91%	1.82%	1.73%	1.64%	1.55%	1.46%	1.37%	1.30%	1.24%	1.18%	1.12%	1.06%	1.00%	0.94%
with trail option		2+	18-89	0-89	0.50%	0.50%	0.50%	0.48%	0.46%	0.44%	0.42%	0.40%	0.38%	0.36%	0.34%	0.32%	0.30%	0.28%
American Freedom Stars & Stripes 7℠	T2	1	18-89	0-89	2.91%	2.82%	2.73%	2.64%	2.55%	2.46%	2.37%	2.30%	2.23%	2.17%	2.14%	2.11%	2.08%	2.05%
with trail option		2+	18-89	0-89	0.49%	0.48%	0.46%	0.44%	0.42%	0.40%	0.38%	0.36%	0.32%	0.29%	0.26%	0.23%	0.20%	0.17%

GREAT AMERICAN LIFE LONG-TERM CARE ANNUITY - Trail Option

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Long-Term Care Annuity - WITH Rider	T2	1	45-60	45-60	4.95%	4.65%	4.30%	4.00%	3.70%	3.40%	3.10%	2.80%	2.45%	2.15%	1.85%	1.55%	1.20%	0.90%
			61-70	61-70	4.25%	4.00%	3.70%	3.45%	3.20%	2.90%	2.65%	2.40%	2.10%	1.85%	1.60%	1.35%	1.05%	0.80%
			71-80	71-80	2.35%	2.20%	2.05%	1.90%	1.75%	1.65%	1.50%	1.35%	1.15%	1.00%	0.85%	0.70%	0.55%	0.45%
with trail option		2+	45-80	45-80	0.48%	0.46%	0.44%	0.42%	0.40%	0.38%	0.36%	0.34%	0.32%	0.30%	0.28%	0.26%	0.24%	0.20%
Long-Term Care Annuity - NO Rider	T2	1	45-60	45-60	4.00%	3.75%	3.50%	3.25%	3.00%	2.75%	2.50%	2.25%	2.00%	1.75%	1.50%	1.25%	1.00%	0.75%
			61-70	61-70	3.30%	3.10%	2.90%	2.70%	2.50%	2.25%	2.05%	1.85%	1.65%	1.45%	1.25%	1.05%	0.85%	0.65%
			71-80	71-80	1.40%	1.30%	1.25%	1.15%	1.05%	1.00%	0.90%	0.80%	0.70%	0.60%	0.50%	0.40%	0.35%	0.30%
with trail option		2+	45-80	45-80	0.48%	0.46%	0.44%	0.42%	0.40%	0.38%	0.36%	0.34%	0.32%	0.30%	0.28%	0.26%	0.24%	0.20%

FIXED-INDEXED ANNUITIES - Trail Option

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
American Legend℠** *with trail option*	T2	1	18-75	0-75	4.13%	4.01%	3.89%	3.77%	3.65%	3.53%	3.41%	3.30%	3.23%	3.16%	3.05%	2.95%	2.85%	2.70%
			76-80	76-80	3.65%	3.55%	3.45%	3.35%	3.25%	3.15%	3.05%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%
			81-85	81-85	1.67%	1.59%	1.51%	1.43%	1.35%	1.27%	1.19%	1.11%	1.03%	0.95%	0.87%	0.79%	0.71%	0.63%
		2+	18-85	0-85	0.49%	0.48%	0.47%	0.46%	0.45%	0.44%	0.43%	0.42%	0.41%	0.40%	0.39%	0.38%	0.37%	0.36%
American Icon℠** *with trail option*	T2	1	18-75	0-75	5.95%	5.90%	5.85%	5.80%	5.75%	5.70%	5.65%	5.60%	5.55%	5.50%	5.45%	5.40%	5.35%	5.30%
			76-80	76-80	3.93%	3.86%	3.79%	3.72%	3.65%	3.58%	3.51%	3.44%	3.37%	3.30%	3.23%	3.16%	3.09%	3.02%
			81-85	81-85	1.96%	1.92%	1.88%	1.84%	1.80%	1.76%	1.72%	1.68%	1.64%	1.60%	1.56%	1.52%	1.48%	1.44%
		2+	18-85	0-85	0.59%	0.58%	0.54%	0.52%	0.50%	0.48%	0.45%	0.40%	0.38%	0.36%	0.34%	0.32%	0.30%	0.28%

**American Legend & Icon are issued on the 6th and 20th of each month. Commissions will be paid on your next commission cycle following policy issue.

GREAT AMERICAN
LIFE INSURANCE COMPANY

Commission Rates - Effective December 29, 2006

FIXED-INDEXED ANNUITIES - Trail Option

P. O. Box 5420
Cincinnati, Ohio 45201-5420
1-800-438-3398 ext. 13763
www.gafri.com

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
American Legend II℠ *with trail option*	T2	1	18-75	0-75	4.13%	4.01%	3.89%	3.77%	3.65%	3.53%	3.41%	3.30%	3.23%	3.16%	3.05%	2.95%	2.85%	2.70%
			76-80	76-80	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%
			81-85	81-85	2.45%	2.40%	2.35%	2.30%	2.25%	2.20%	2.15%	2.10%	2.05%	2.00%	1.95%	1.90%	1.85%	1.80%
		2	18-75	0-75	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%
			76-80	76-80	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
			81-85	81-85	2.15%	2.05%	1.95%	1.85%	1.75%	1.65%	1.55%	1.45%	1.35%	1.25%	1.15%	1.05%	0.95%	0.85%
		3	18-75	0-75	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
			76-80	76-80	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%
			81-85	81-85	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
		4	18-75	0-75	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%
			76-80	76-80	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
			81-85	81-85	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%	0.50%	0.40%	0.30%	0.20%	0.10%
		5	18-75	0-75	1.93%	1.86%	1.79%	1.72%	1.65%	1.58%	1.51%	1.44%	1.37%	1.30%	1.23%	1.16%	1.09%	1.02%
			76-80	76-80	1.43%	1.36%	1.29%	1.22%	1.15%	1.08%	1.01%	0.94%	0.87%	0.80%	0.73%	0.66%	0.59%	0.52%
			81-85	81-85	1.19%	1.13%	1.07%	1.01%	0.95%	0.89%	0.83%	0.77%	0.71%	0.65%	0.59%	0.53%	0.47%	0.41%
		2+	18-85	0-85	0.49%	0.48%	0.47%	0.46%	0.45%	0.44%	0.43%	0.42%	0.41%	0.40%	0.39%	0.38%	0.37%	0.36%
American Icon II℠ *with trail option*	T2	1	18-75	0-75	6.90%	6.80%	6.70%	6.60%	6.50%	6.40%	6.30%	6.20%	6.10%	6.00%	5.90%	5.80%	5.70%	5.60%
			76-80	76-80	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%
			81-85	81-85	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%
		2	18-75	0-75	6.40%	6.30%	6.20%	6.10%	6.00%	5.90%	5.80%	5.70%	5.60%	5.50%	5.40%	5.30%	5.20%	5.10%
			76-80	76-80	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%
			81-85	81-85	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
		3	18-75	0-75	5.90%	5.80%	5.70%	5.60%	5.50%	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%
			76-80	76-80	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%
			81-85	81-85	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%
		4	18-75	0-75	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%
			76-80	76-80	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%
			81-85	81-85	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
		5	18-75	0-75	4.94%	4.88%	4.82%	4.76%	4.70%	4.64%	4.58%	4.52%	4.46%	4.40%	4.34%	4.28%	4.22%	4.16%
			76-80	76-80	3.44%	3.38%	3.32%	3.26%	3.20%	3.14%	3.08%	3.02%	2.96%	2.90%	2.84%	2.78%	2.72%	2.66%
			81-85	81-85	1.44%	1.38%	1.32%	1.26%	1.20%	1.14%	1.08%	1.02%	0.96%	0.90%	0.84%	0.78%	0.72%	0.66%
		2+	18-85	0-85	0.49%	0.48%	0.47%	0.46%	0.45%	0.44%	0.43%	0.42%	0.41%	0.40%	0.39%	0.38%	0.37%	0.36%
American Valor II℠ *with trail option*	T2	1	18-75	0-75	5.40%	5.30%	5.20%	5.10%	5.00%	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%
			76-80	76-80	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%
			81-85	81-85	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
		2	18-75	0-75	4.90%	4.80%	4.70%	4.60%	4.50%	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%
			76-80	76-80	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%
			81-85	81-85	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%
		3	18-75	0-75	4.40%	4.30%	4.20%	4.10%	4.00%	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%
			76-80	76-80	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%
			81-85	81-85	1.90%	1.80%	1.70%	1.60%	1.50%	1.40%	1.30%	1.20%	1.10%	1.00%	0.90%	0.80%	0.70%	0.60%
		4	18-75	0-75	3.90%	3.80%	3.70%	3.60%	3.50%	3.40%	3.30%	3.20%	3.10%	3.00%	2.90%	2.80%	2.70%	2.60%
			76-80	76-80	2.90%	2.80%	2.70%	2.60%	2.50%	2.40%	2.30%	2.20%	2.10%	2.00%	1.90%	1.80%	1.70%	1.60%
			81-85	81-85	1.65%	1.55%	1.45%	1.35%	1.25%	1.15%	1.05%	0.95%	0.85%	0.75%	0.65%	0.55%	0.45%	0.35%
		5	18-75	0-75	3.44%	3.38%	3.32%	3.26%	3.20%	3.14%	3.08%	3.02%	2.96%	2.90%	2.84%	2.78%	2.72%	2.66%
			76-80	76-80	2.44%	2.38%	2.32%	2.26%	2.20%	2.14%	2.08%	2.02%	1.96%	1.90%	1.84%	1.78%	1.72%	1.66%
			81-85	81-85	1.44%	1.38%	1.32%	1.26%	1.20%	1.14%	1.08%	1.02%	0.96%	0.90%	0.84%	0.78%	0.72%	0.66%
		2+	18-85	0-85	0.49%	0.48%	0.47%	0.46%	0.45%	0.44%	0.43%	0.42%	0.41%	0.40%	0.39%	0.38%	0.37%	0.36%

Exhibit 6.1

Indianapolis Life Insurance Company

Life

BANKERS LIFE OF NY

INDIANAPOLIS LIFE

☐ AmerUs Life Insurance Company
Licensing and Contracting
P.O. Box 1555
Des Moines, IA 50306-1555
800/800-9882
800/531-0038 Fax

☐ Bankers Life Insurance Company of NY
65 Froehlich Farm Blvd.
Woodbury, NY 11797-9847
888/900-9543
516/390-7435 Fax

☐ Indianapolis Life Insurance Company
Licensing and Contracting
P.O. Box 14590
Des Moines, IA 50306-3590
800/800-9882
888/329-1329 Fax

Producer Contract Application

Bob Tonachio
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763
Fax: 865.376.2294

Name of Distribution ____

A copy of your current license must be submitted along with this form. All sub-licensees on corporate license must complete the producer information on this form.

PRODUCER INFORMATION

Last Name Toncchio First Name Bob Middle Initial J

Date Of Birth 4-20-1937 Social Security Number *** FISMA & OMB Memorandum M-07-16 *** Male ✓ Female ____

Business Street Address 615 River Road County ____ City Kingston

State Tn ZIP 37763 Bus Phone 866-204-3631 ext 4

Fax Number 865-376-2294 Email Address rjaadmin@bellsouth.net

Residence Street Address 615 River Road County ____ City Kingston

State Tn ZIP 37763 Residence Phone 865-376-4925

No. of years at current residence 40 +

Prior Residence Address ____ County ____ City ____

State ____ ZIP ____ No. of years at residence ____ Designation(s) ____

CORPORATE INFORMATION *(Complete this section if commissions are to be paid to a corporation. Corporation must be licensed)*

Corporate Name Robert James & Associates Inc Tax I.D. Number 1 562552892

Name(s) on corporate license Robert Toncchio

Business Address 615 River Road (Street) Kingston (County) ____ (City) Tn (State) 37763 (Zip)

OVERNIGHT DELIVERY ADDRESS

Address ____

RECRUITER INFORMATION

Recruiter Corporate or Individual Name BOB TONACHIO

Recruiter Phone 865-376-4925 Recruiter Fax 865-376-2294

Recruiter Number A0042

COMPANY AFFILIATIONS

Company	From	To	Type of Contract	Current Status



61010 8/04

TURN OVER

(Please include copy(ies) of license(s) & Non-Resident Fees)

b. Do you have any new business pending? .... ☐ Yes ☑ No
If you answered yes to the above question, please include client's name, the date application was signed and the state application was signed in

c. Do you presently have Error's & Omissions coverage? ☐ Yes ☐ No. If yes, provide Carrier and Policy number ______
Attach carrier declaration page

d. Ever been subject to any claims resulting in payment by your E & O carrier? .... ☐ Yes ☑ No
e. Do you hold a Securities License; if so who is your broker/dealer? ______
f. Has your insurance license ever been revoked? .... ☐ Yes ☑ No
g. Ever been discharged from any employment or had an insurance producer contract terminated for reasons other than low production? ☐ Yes ☑ No
h. Have you ever been convicted of a felony? .... ☐ Yes ☑ No
If yes, attach a separate explanation, which specifies the nature of the conviction, and when and where the conviction occurred.
If yes, have you obtained consent from the State Insurance Commissioner to work in the business of insurance? ☐ Yes (please attach copy) ☑ No
I also certify that, if appointed, I will report any future conviction of a felony to the company's Legal department within seventy-two (72) hours of conviction.
i. Have you; the corporation; any officer, director, or employee of the corporation; or any company or agency represented by either you or the corporation been sued because of any allegation of wrongdoing as an insurance producer? .... ☐ Yes ☑ No
j. Is your or the corporation's commission account with any other insurer in a negative position or in dispute, or have either of you been sued by an insurer to recover commissions or other amounts? .... ☐ Yes ☑ No
k. Have you ever been sued or subjected to regulatory inquiry or action as a result of any activity relating to the promotion or sale of securities or other investments? .... ☐ Yes ☑ No
l. Have you filed for bankruptcy in the last 7 years? .... ☐ Yes ☑ No
m. If you answered yes to any of the above questions, please provide an explanation for each. (Attach a separate sheet if necessary).

AUTHORIZATION AGREEMENT FOR AUTOMATIC DEPOSIT (ATTACH VOIDED CHECK)

I hereby authorize AmerUs Life, Bankers Life, Indianapolis Life, and the financial institution named below to initiate credit entries to my account and to reverse any entries made in error. I understand that the company will give me prior notice of any such reversal.

Depositor Name **See Attached EFT Information** Bank Transit ABA Number ______

Account Number **or Acknowledgement Letter**

This authorization is to remain in full force and effect until AmerUs Life, Bankers Life, or Indianapolis Life has written notification from me of its termination in such time and in such manner as to afford AmerUs Life, Bankers Life, or Indianapolis Life a reasonable opportunity to act on it. **Note:** In order to be set up for Automatic Deposit, a void check or other document that shows your bank ABA number and account number must be attached.

Taxpayer Identification Number (TIN)

Enter your taxpayer identification number or social security number *** FISMA & OMB Memorandum M-07-16 ***

Certification - Under penalties of perjury, I certify that:
1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and:
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

PRODUCER AGREEMENT

By my signature below, I hereby acknowledge I have read the attached copy of the AmerUs Life, Bankers Life Insurance Company of NY, or Indianapolis Life Contract and I understand this Application will form and become a part of my Contract. I agree that, upon approval of this Application, my signature below will be deemed my signature on the attached Contract. I agree to be bound by all of the terms and conditions of the attached Contract including any schedules, supplements or amendments. I agree not to solicit business until I receive notification from the Insurer that my Application has been approved and that I am authorized to do so. I understand and agree that, if appointed, any misrepresentation of facts herein provided will be grounds for termination of the Contract at the sole discretion of the Insurer.

Producer Signature [signature] Date 8-1-06

If signing on behalf of a corporation, please specify officer title. ______

Bob Toscchio
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763
Fax: 865.376.2294




BANKERS LIFE OF NY

AMERUS Life

Insurance Company
Licensing and Contracting
P.O. Box 14590
Des Moines, IA 50306-3590
800/800-9882
888/329-1329 Fax

Company of NY
65 Froehlich Farm Blvd.
Woodbury, NY 11797-9847
888/900-9543
516/390-7435 Fax

Insurance Company
Licensing and Contracting
P.O. Box 1555
Des Moines, IA 50306-1555
800/800-9882
800/531-0038 Fax

Consumer Report Authorization

Authorization and Release for Use of Consumer Reports

In making this application for an Producer's Contract, I understand that a credit report and consumer investigation may be prepared. I understand that such reports may be prepared whereby information about me is obtained through personal interviews with neighbors, friends, or others with whom I am acquainted. These reports include information as to my character, reputation, personal characteristics, and mode of living. I understand that I have the right to make a written request within a reasonable period of time to receive additional detailed information about the nature and scope of any investigation performed in preparing such reports. The Vector Insurance network will be checked for any reported outstanding producer debt with previous employers. I hereby authorize AmerUs Life, Bankers Life Insurance Company of NY, and Indianapolis Life to procure a credit report and/or consumer investigative report, and release it from all liability in connection from procuring and using such reports. This authorization and release, in original or copy, shall be valid for this and any other reports or updates.

For California, Minnesota, and Oklahoma Residents Only

Pursuant to the laws and regulations of the states of California, Minnesota, and Oklahoma, you are hereby notified that a consumer credit report will be obtained through Professional Resource Screening, P. O. Box 5130, Concord, CA 94524, in connection with this application. The Vector Insurance Network will be checked for any reported outstanding debt with previous employers. Please indicate below whether or not you wish to receive at no charge to you a copy of this report. ☐ Yes ☐ No

Date: 8-1-06

Signature of Producer: [signature]

Social Security Number: *** FISMA & OMB Memorandum M-07-16 ***

Printed Name: Bob Toracchio



14030 7/04

Effective 9/1/2004!

In order for you to receive your commissions **weekly**, AmerUs requires that all agents complete and submit the following EFT form with a copy of a voided check.

Should you choose to not complete the EFT form and submit a voided check, you MUST submit the following Letter of Understanding. ***Be aware that should you not elect EFT of commissions you will only receive commissions once a month and must download statements from the website.***

AMERUS
Annuity Group

555 S. Kansas Avenue, P.O. Box 2039
Topeka, KS 66601-2039

Marketing Department: (800) ANNUITY, ext. 330

ELECTRONIC FUNDS TRANSFER
AUTHORIZATION FOR DIRECT DEPOSITS (ACH CREDITS)

Agent: Robert James & Associates, Inc Agent Number: A0042

Payee: Bob Ionacchio Payee Tax ID #

I (we) hereby authorize **AMERUS ANNUITY GROUP**, hereinafter called the **COMPANY**, to initiate credit entries to my (our):
Check Only One Box

[ ] Checking Account [ ] Savings Account

indicated below and the depository financial institution named below hereinafter called the **DEPOSITORY**, to credit the same to such account. I (we) acknowledge that the origination of ACH transactions to my (our) account must comply with the provisions of U.S. law. I (we) understand that all agent numbers associated with the tax ID # listed above will be paid by EFT.

DEPOSITORY (BANK) Name: Regions

Branch:

Branch Address:

City Kingston ST TN ZIP 37763

Telephone Number:

TRANSIT/ABA NO: 8 8 8 8 6 6 6 6 0
(See Back for Instructions)

ACCOUNT NO: 7 3 0 1 0 4

NAME OF ACCOUNT:

(INCLUDE COPY OF VOIDED CHECK)

This authority is to remain in full force and effect until the **COMPANY** has received written notification from me of its termination in such time and in such manner as to afford the **COMPANY** and the **DEPOSITORY** a reasonable opportunity to act on the notification.

I understand that my/our first direct deposit will be deferred for a period of 10 days after the date this authorization is processed by the **COMPANY** unless otherwise notified by the **COMPANY**. I authorize the **COMPANY** to make monthly payments by check to the address of record unless payments are currently being sent to an alternate address. If payments are currently being sent to an alternate address, I understand that the payment(s) will be mailed to that address until the direct deposit begins.

Agent: [signature] Date: 7-31-06

FOR HOME OFFICE USE ONLY

American Investors Life Insurance Company has initiated the ACH credit referenced above.

Licensing Specialist

Date

Life

611 Fifth Avenue
Des Moines, Iowa 50309
515/283-2371
515/242-2385 Fax

Contract

Agent: Bob Tonacchio Contract Date: 8-1-06

This Contract is made between AmerUs Life Insurance Company ("we" and "us") and the person, firm or corporation named above.

Appointment

We hereby appoint you to act as our agent, subject to the terms and conditions stated below, for the insurance products described in the attached schedules. You agree to comply with all applicable statutes and regulations and with our rules and operating procedures that we publish from time to time.

License

Subject to rules we may establish from time to time, we will pay license appointment fees required by the state in which you have your principal place of business.

Receiving Premiums

You have the authority to collect the first premium only and shall promptly remit that premium to us. You may not commingle policyowner premiums with your personal funds or with your agency funds, and premium payments may not be remitted from personal or agency accounts (except on policies you personally own or except as specifically otherwise agreed in advance in writing). All monies received by you for or on behalf of us shall be made payable to us, and you are not authorized to endorse or cash checks, drafts, money orders or financial instruments made payable to us.

Company's Exclusive Authority

Only we have the authority to change any of the terms, rates or conditions of our contracts or policies. We may at our discretion:

a. Modify or amend any plan of insurance.
b. Set maximum and minimum limits on the amount for which any plan of insurance may be issued.
c. Modify the conditions under which any plan may be sold.
d. Discontinue or withdraw any plan from your operating area.
e. Cease doing business in your operating area.
f. Establish rules governing the commissions to be paid on any policy which has been reinstated, converted or has replaced existing insurance.
g. Determine the amount of commissions to be paid on policies not enumerated herein.
h. Make charges for rejected, undelivered or reissued policies.

Advertising

Any sales promotion, sales material or other advertising material you use in connection with our policies shall be submitted to us for our prior written approval of each specific item. You agree not to use any such material until after you receive that approval.

Independent Contractor

You are our independent contractor. Nothing contained in this Contract shall be construed to create an employer-employee relationship between you and us. You shall be free to exercise independent judgment as to the time and manner you may perform the acts you are authorized to perform under this contract.

Delivery of Policies

Policies shall be delivered only upon payment of the initial premium. Policies not delivered within the delivery period shall be returned to us.

Authority over Agents

You have authority to recruit and recommend to us individuals to be appointed as our agents. No recommendation or application for appointment or contract will be effective until approved by us at our home office in Des Moines, Iowa. You may designate agents on whose production you are to receive compensation from us, pursuant to the Agent Contract Transmittal Form or similar communication. You will be responsible for the activities of any such agents on whose production you are entitled to receive and/or have received compensation from us (referred to as "your agents").

Return of Premiums

We may reject applications of insurance without specifying the reason, or cancel any policy and return the premium. You shall refund to us any compensation on cancelled or declined policies or on returned premiums.

Indemnity and Indebtedness

You agree to indemnify us for any loss, cost or expense we incur (including attorneys' fees) caused or created by you or your agents. This indemnity shall apply to all acts and omissions and any debt or debit balance (including the cost of collection and attorneys' fees) you or your agents incur.

You grant to us a first priority security interest in all compensation payable to you to the extent of any obligation you owe to us, and we shall have the right of offset against any such compensation. Any amount not fully paid within thirty (30) days of demand shall bear interest at the rate of 12% per year.

... any assignment or pledge of your earnings under this Contract must have our written consent, and is subject to our prior security interest and right of offset. All other rights under this Contract are personal to you and may not be transferred or assigned.

Compensation

Compensation, fees and bonuses, if any, shall be paid in accordance with the attached commission schedule, as modified from time to time, for production by you or your agents. Amounts payable to you on sales by your agents shall be reduced by the amount payable to such agent(s), so that you will receive only the override on such sales.

We may amend from time to time the terms and conditions for payment of Compensation as set forth on any supplement. We will give you written notice of any such amendment. No amendment shall reduce the Compensation paid to you on business sold by you or your agents prior to the effective date of the amendment.

Termination

This Contract may be terminated with or without cause by either you or us upon thirty (30) days written notice to the last known address of the other party. This Contract is terminated automatically without cause upon your death if it is an individually signed (non-corporate) contract. We can terminate this Contract for cause immediately upon written notice to your last known address. "Cause" shall include, but not be limited to, the following:

a) you withhold, embezzle or misappropriate any money or other property belonging to us;
b) you subject us to a liability due to your misfeasance or malfeasance;
c) you fail to comply with the laws, rules or regulations of any federal, state or other governmental agency or body having jurisdiction over you or us;
d) you commit a material breach of this Contract;
e) you commit any fraud;
f) you fail to pay any indebtedness to us upon demand; or
g) you have ever plead guilty, nolo contendere, or been convicted of a felony, including but not limited to crimes involving dishonesty, breach of trust or a violation of any federal law.

Upon termination for cause, no further compensation shall be payable hereunder. Except as otherwise provided, first year and renewal commissions shall be fully vested as premiums are applied. Upon termination with or without cause, supplies and other property furnished by us shall be returned upon demand.

Arbitration

You and we agree that any disputes arising out of or relating to this Contract shall be arbitrated in accordance with the Rules of the American Arbitration Association and the Federal Arbitration Act. Arbitration may not be initiated unless the party requesting arbitration has given the other party at least 30 days prior written notice of its intent to initiate arbitration and a detailed description of the basis of the dispute. A single arbitrator (or, in any matter in which the amount in controversy exceeds $100,000, a panel of three arbitrators) shall interpret this Contract in accordance with Iowa law and shall conduct proceedings in accordance with the Federal Rules of Civil Procedure. Any punitive damages awarded by the arbitrator(s) shall not exceed two times compensatory damages awarded. Any award of the arbitrator shall be deemed final and judgment upon such award may be entered and enforced in any Iowa District Court and transferred to any other jurisdiction. Such arbitration will be held in Des Moines, Iowa.

Non Interference

You agree you will not, directly or indirectly, induce or urge any AmerUs Life policyowner, after termination of this Contract, to lapse, surrender or otherwise terminate any policy, or induce or urge any member of our field force to terminate any relationship with us. In the event this provision is violated, and without limitation of our other remedies, all your rights to Compensation under this Contract will immediately cease and you will be liable for any damages we suffer. You further agree that money damages for your breach of this provision will be inadequate and that we are also entitled to seek injunctive relief to prevent further breaches of this provision. We may seek that injunctive relief, coupled with any claim by us for damages, in any state or federal district court in Des Moines, Iowa, and you agree that those courts have personal jurisdiction over you for the purpose of such actions, which shall not be subject to the Arbitration provisions of this Contract.

Entire Agreement

Except for compensation payable with respect to business sold under any previous contract between you and us, this Contract supersedes any previous agreements between you and us. This Contract sets forth the entire agreement between you and us and may not be altered or modified except in a writing signed by you and our authorized officer. This Contract shall be governed by the laws of the State of Iowa, without regard to principles of conflicts of law.

Contract is executed upon approval of the attached Application for Contract by AmerUs.

/s/ ______________________________

Senior Vice President, Sales
AmerUs Life

Life

Insurance Company
Licensing and Contracting
P.O. Box 1555
Des Moines, IA 50306-1555
800/800-9882
515/557-2669 Fax

FOR VALUE RECEIVED, the undersigned, Bob Torrechia, herein called "AGENT", does hereby assign, transfer, and set over unto Robert James & Associates, Inc

herein called "CORPORATION", a corporation organized under the laws of the State of Ia, all right, title and interest of the undersigned in commissions due the undersigned from the AmerUs Life Insurance Company, Des Moines, Iowa,

dated ________________, by and between AGENT and the AmerUs Life Insurance Company and any contracts with any subsidiary of such company, herein called "Company". This Assignment is effective for all business written on and after the date of acceptance hereof, but shall have no effect on compensation paid for business written prior to such date.

AGENT hereby warrants that the Assignment is proper and lawful, in the knowledge that the Company will rely on such warranty, and warrants also to save the said Company harmless from any costs or expenses whatever, including attorney fees, that it may incur because of such reliance.

Executed at Kingston, Ia this 1 day of August, 20 06

Witness ________________ Agent [signature]

Assignment accepted this ______ day of ________________, 20______.

AMERUS LIFE INSURANCE COMPANY

by: ________________

General Agent (Consent) ________________ as its ________________

Tax ID Number ________________


14906010 4

Effective: Nov 1, 2003

INDIANAPOLIS LIFE INSURANCE COMPANY
COMPENSATION SCHEDULE

Expressed as a Percent of Premium

I. PRODUCER COMPENSATION
A. FIRST-YEAR AND RENEWAL

(Compensation is reduced by amounts paid to sub agents.)

EQUITY INDEX UNIVERSAL LIFE	Target Percent 1st Yr	Excess Percent 1st Yr	Percent Renewals Yrs 2-5	Percent Renewals Yrs 6-9	Service Fee Yrs 10+
Vista Elite and Vista Select	110	3.2	3.2	3.2	0.8

EQUITY INDEX WHOLE LIFE	Target Percent 1st Yr	Excess Percent 1st Yr	Percent Renewals Yrs 2-5	Percent Renewals Yrs 6-9	Service Fee Yrs 10+
Vista Premier^	80	2	2	1	1
Vista Premier Quintannual Mode*^	80	2	0	1	1

UNIVERSAL LIFE	Target Percent 1st Yr	Excess Percent 1st Yr	Percent Renewals Yrs 2-5	Percent Renewals Yrs 6-9	Service Fee Yrs 10+
Horizon Series – ULC, ULFlex and Survivor Universal Life	105	3.5	3.5	3.5	2.4

First-year commissions will be paid on premiums received up to target premium. Premiums exceeding the target premium be paid at the excess commission rate. Any riders or benefits attached are non-annualized.

Target Premium as used in this schedule is a premium published by the Company. Planned premium is that premium noted in the application indicating the annual premium payments the applicant intends to make.

Increases: If the policy is increased, additional first year commission will be paid as premium is allocated to the increased target.

EXCESS INTEREST WHOLE LIFE	Percent 1st Yr	Percent Renewal Yrs 2-10	Additional Premium Yrs 1-10	Service Fee Yrs 11+
20-Pay Life	110	4		1.5
Survivor VIP	75	5.5	3	1
Vista EVIP / PenPro	75	5.5		1

	Target Percent 1st Yr	Excess Percent 1st Yr	Percent Renewals Yrs 6-10	Additional Premium Yrs 1-10	Service Fee Yrs 11+
Survivor VIP – quintannual mode*	75	5.5	5.5	3	1
Executive VIP – quintannual mode*	75	5.5	5.5		1

*Commissions on this payment will be full first year commissions on one annual premium and level renewal commissions on the excess.

^ Vista Premier commissions are charged back upon lapse or surrender at 100% of all commissions paid in the first policy year. If a lapse or surrender occurs in the second year, 50% of all commissions paid (including first year commissions) will be charged back.

TERM	Percent 1st Yr	Percent Renewal Yrs 2-10	Service Fee Yrs 11+
Series 1000			
10, 15 Year Level Term	90	1.5	1.5
20, Year Level Term	105	1.5	1.5

Policy fees on Term plans are non-commissionable.

BENEFITS AND RIDERS

For the following riders and other benefits attached to applicable policies, commissions are paid at the same rates as are paid on the policies/riders to which they are attached:

Children's Insurance
Extended No Lapse Guarantee
Accidental Death Benefit
10-Year Term Rider on Based Insured
Primary Insured Rider
Additional Insurance Term Rider

Waiver of Premium
Guaranteed Insurability
Waiver of Monthly Deduction
20-Year Term Rider on Based Insured
Waiver of Specific Premium Rider
Guarantee Purchase Option

The following benefits and riders are non-commissionable:

UL Term Rider
Estate Protection Rider
Maturity Extension Endorsement

Policy Split Option
9 Yr Survivor UL Term Rider
Nursing Home Rider

The following benefits and riders are commissioned at the rates shown below:

	Percent 1st Yr	Excess Percent 1st Yr	Percent Renewal Yrs 2-10	Service Fee 11+	Service Fee Yrs 11+ Excess of target
Custom Term Rider	3.5	3.5	3.5	2.4	3.5
Spouse Insurance	50		8		
4					

B. COMMISSIONS PAYABLE ON SUBSTANDARD EXTRA PREMIUMS

First-year and renewal commissions will be paid on substandard policies under the following rules.

Table Rating

Full first-year and renewal commissions will be paid on such extra premiums when the substandard rating is Table F (Table 6) or less. For ratings above Table F, first-year commissions will be limited to the amount payable on a Table F rating, but renewal commissions will be paid on the actual extra premiums. For commission purposes, any Table Rating applicable to the Accidental Death Benefit, the Waiver of Premiums Benefit, or the Payor Benefit will be assumed to be Table F or less.

Other Rating

No first-year commissions will be paid on flat extra premiums charged for 10 years or less. Renewal commissions will be paid on all such extra premiums. (Not applicable for 20 Pay Life Product.)

C. COMMISSIONS PAYABLE ON AMERUS LIFE INSURANCE GROUP INTERNAL REPLACEMENT

- For permanent life insurance, any fixed life policy (e.g. UL, EIUL, ISWL, and WL) exchanged within the AmerUs Group:
  - If the policy being exchanged is at least 10 years old, full first year commissions will be paid on the newly issued policy.
  - If the policy being replaced is less than 10 years old and the face amount of the new policy is greater than the old policy, target premium on the new policy will receive a new first year commission (FYC) calculated on an adjusted basis.
    Adjusted FYC rate = standard FYC x (new face – old face) / new face
  - If the policy being replaced is less than 10 years old and the face amount of the new policy is less than or equal to the old policy, there will be no commissions paid in the first policy year. This includes first-year commissions on target and excess premiums.
  - For the following existing Indianapolis Life products, full first-year commission will be paid provided the policy being replaced is at least 5 years old:
    - Expanded Protection Plus (EPP)
    - Modified Survivor Whole Life

    If the policies named above are exchanged and are less than 5 years old, there will be no first year commission paid.
  - No first-year commissions will be paid on any policies exchanged to par whole life.

- For any term policy exchanged for term or permanent policies within the AmerUs Group:
  - Full first-year commission will be paid on new policies issued as a result of a term policy exchange so long as the term policy has been in force at least 5 years.
  - For term policies replaced within the first 5 years:
    - Full commission will be paid only on an increase in face amount.
    - 10-Year term exchange for a longer term (e.g. 15 or 20 years) is considered an exchange. Commissions will be paid only on an increase in face amount, regardless of the premium increase.

II. PAYMENT OF COMMISSIONS

All commissions shall accrue and be payable to the producer only upon premiums actually received by the Company at its Home Office or upon premiums waived under policy provisions. Commissions are not payable upon refunded premiums.

No commission will be paid on the premium charged for interim term insurance. (If Insured dies during interim period, a commission will be allowed as though the first regular premium had been paid.)

Any and all policy forms not included in this commission schedule shall be subject to first-year and renewal commissions as may be determined by the Company. The allowance of commissions and payments to the producer in connection with matters not specifically covered in this contract, including lapsed and changed policies and joint business, shall be governed by such rules and practices as may be established from time to time by the Company.

III. PAYMENT AFTER TERMINATION

Due to the possibility of charge back commissions and refunded premiums, the Company will hold any compensation due to the producer for a period of up to one year. Once it is possible for the Company to release commissions, they will be sent to the producer subject first to:

(a) Any debit balance, and
(b) Any assignment of commissions.

IV. GENERAL CONDITIONS

(a) Consult Company's field publications (published electronically and/or by document) to determine the current Company rules (in addition to those set out below) regarding commission adjustments including but not limited to: annualization, replacements, substandard ratings and extra premiums, conversion credits, and changes in face amounts.

(b) This Compensation Schedule applies only to sales of the above Company policies and contracts. This Schedule may be revised, replaced, or withdrawn, in whole or in part, at any time by Company in its sole discretion, and any such revisions, replacements, or withdrawals are binding on all agents.

(c) Company may reject applications for insurance without specifying the reason or cancel any policy and return the premium. All commissioned agents shall refund any compensation they receive on cancelled or declined policies and/or on returned premiums.

(d) Company reserves the right to charge back the pro rata share of any compensation paid on a policy on which the death benefit is reduced during the first 3 policy years.

(e) Not all products are available for sale by all agent contract types and/or available for sale in all states. Consult field publications for availability.

(f) Commissions on Term Products are paid on annual premiums excluding the policy fee and modal loading.

(g) The commission levels shown in this Schedule are based upon anticipated production. Total IMO production volume may be reviewed semi-annually, and the commission level may be increased or decreased accordingly.

(h) The commission rates shown in this Schedule for policies or contracts sold at various agent levels are **not** cumulative, and a commission payable at any level shall be reduced by the commissions payable at the levels below it.

(i) Company may charge back all compensation paid on any policy that is surrendered within 12 months of the issue date.

General Agent (handwritten)

INDIANAPOLIS LIFE
An AMERUS Company

Indianapolis Life Insurance Company
Compensation Schedule
(Expressed as a Percent of Premium)

Effective: June 1, 2006

1. PRODUCTION COMPENSATION

A. First Year and Renewal
(compensation is reduced by amounts paid to sub-agents)

INDEXED UNIVERSAL LIFE	Target Percent 1st Year	Excess Percent 1st Year	Percent Renewals Yrs 2-5	Percent Renewals Yrs 6-9	Service Fee Years 10+
Vista Elite/Select	90	2.7	2.7	2.7	0.6
Vista Advantage/Indexed Survivor UL	90	2	2	2	0.5

	Target Percent 1st Year	Percent Renewals Yrs 2 - 7
Vista Choice Single Premium IUL		
Issue Ages 50 – 80	11.5	3.75
Issue Ages 81 – 85	8.5	2.75

INDEXED WHOLE LIFE	Target Percent 1st Year	Excess Percent 1st Year	Percent Renewals Yrs 2-5	Percent Renewals Yrs 6-10	Service Fee Years 11+
Vista Premier	65	1.5	1.5	0.5	0.5
Vista Premier-quintannual*	65	1.5	0	0.5	0.5
Professional Choices: $100,000+**	65	2	2	2	1
Professional Choices: $25,000-99,999**	55	2	2	2	1

*Commissions on this payment will be full first-year commissions on one annual premium and level renewal commissions on the excess.
**Product issued by AmerUs Life, and is available to Indianapolis Life agents via cross-sell arrangement and appointment with AmerUs Life.

UNIVERSAL LIFE	Target Percent 1st Year	1st Year Excess (≤ 3x Tgt)	1st Year Excess (> 3x Tgt)	Renewal Yrs 2-5	Renewals Yrs 6-9	Service Fee Yrs 10+
Crown Solution	90	5	2.7	2.7	2.7	0.6

	Target Percent 1st Year	Percent Renewals Yrs 2 - 7
Crown Choice Single Premium UL		
Issue Ages 50 – 80	11.5	3.75
Issue Ages 81 – 85	8.5	2.75

First-year commissions will be paid on premiums received up to the target premium. Premiums exceeding the target premium will be paid at the excess commission rate. Any riders or benefits attached are annualized.

Target premium as used in this schedule is a premium published by the Company. Planned premium is that premium noted in the application indicating the annual premium payments the applicant intends to make.

Increases: If the policy is increased, additional first-year commission will be paid as premium is allocated to the increased target.

EXCESS INTEREST WHOLE LIFE	Percent 1st Year	Percent Renewal Yrs 2-10	Service Fee Years 11+
20-Pay Life	90	2.5	1

Indianapolis Life Insurance Company
Compensation Schedule

TERM^	Percent 1st Year	Percent Renewals Yrs 2-5	Percent Renewals Yrs 6-9	Service Fee Years 10+
Term 2005				
10-, 15-Year Level Term	70	0.75	0.75	0.75
20-, 30-Year Level Term	85	0.75	0.75	0.75

^Policy Fee on Term plans is non-commissionable.

ANNUITY	Percent 1st Year	Percent Renewals Yrs 2-10	Service Fee Years 11+
Qualified Group Flexible Premium Annuity#	2.25	1.25	0.25
Qualified Individual Flexible Premium Annuity#	2.25	1.25	0.25

#An additional .25 percent of the policy account balance will be paid at the end of the fifth and subsequent policy years if accumulated policy account balances of all policies written under this agreement are great than one million dollars in force. This additional compensation will be reduced by amounts paid to sub-agents.

BENEFITS AND RIDERS

For the following riders and other benefits attached to applicable policies, commissions are paid at the same rates as are paid on the policies/riders to which they are attached:

Children's Insurance
Guaranteed Insurability
Accidental Death Benefit Rider

Waiver of Premium

Waiver of Monthly Deductions Rider

10-Year Term Rider on Base Insured
20-Year Term Rider on Base Insured

Survivor 4-Year Term Insurance Rider
(Estate Protector Rider)

The following benefits and riders are non-commissionable:

Maturity Extension Endorsement
Primary Insured Rider
No Lapse Guarantee Rider
(Vista Advantage)
Death Benefit Return of Premium Rider
Life Protector Rider
Waiver of Surrender Charge Due to
Confinement Rider

Survivor Term Life Insurance Rider
Survivor Enhanced Account Value Endorsement

Survivor No-Lapse Guarantee Rider

Survivor Death Benefit Return of Premium Rider

The following benefits and riders are commissioned at the rates shown below:

	1st Year Target and Tier 2 1st Year Excess	Excess Years 2-10, Renewals Years 2-5 Tiers 1 & 2/ Renewals Years 6-9 Tier 2	Renewals Years 6-9 Tier 1	Service Fees Years 10+ Tier 1	Service Fees Years 10+ Tier 2
Spouse Insurance	30		7		3

	Percent 1st Year	Excess Percent 1st Year	Percent Renewal Yrs 2-9	Service Fee Years 10+
Vista Elite and Select Riders				
Additional Ins Term Rider				
Accidental Death Benefit				
Children's Insurance Rider		Same as base		
Guaranteed Purchase Option				

B. COMMISSIONS PAYABLE ON SUBSTANDARD EXTRA PREMIUMS

First-year and renewal commissions will be paid on substandard policies under the following rules.

Table Rating
Full first-year and renewal commissions will be paid on such extra premiums when the sub-standard rating is Table F (Table 6) or less. For ratings above Table F, first-year commissions will be limited to the amount payable on a Table F rating, but renewal commissions will be paid on the actual extra premiums, except for the Crown Solution product where excess c omissions will be paid on the actual extra premium above Table F. For commission purposes, any Table Rating applicable to the Accidental Death Benefit, the Waiver of Premiums Benefit, or the Payor Benefit will be assumed to be Table F or less.

Other Rating
No first-year commissions will be paid on flat extra premiums charged for 10 years or less. Renewal commissions will be paid on all such extra premiums. (Not applicable for 20 Pay Life Product.)

C. COMMISSIONS PAYABLE ON AMERUS LIFE INSURANCE GROUP INTERNAL REPLACEMENT

- For permanent life insurance, any fixed life policy (e.g. UL, IUL, ISWL, and WL) exchanged within the AmerUs Group:
  - If the policy being exchanged is at least 10 years old, full first year commissions will be paid on the newly issued policy.
  - If the policy being replaced is less than 10 years old and the face amount of the new policy is greater than the old policy, target premium on the new policy will receive a new first year commission (FYC) calculated on an adjusted basis.
    Adjusted FYC rate = standard FYC x (new face – old face) / new face
  - If the policy being replaced is less than 10 years old and the face amount of the new policy is less than or equal to the old policy, there will be no commissions paid in the first policy year. This includes first-year commissions on target and excess premiums.
  - For the following existing Indianapolis Life products, full first-year commission will be paid provided the policy being replaced is at least 5 years old:
    - Expanded Protection Plus (EPP)
    - Modified Survivor Whole Life

    If the policies named above are exchanged and are less than 5 years old, there will be no first year commission paid.
  - No first-year commissions will be paid on any policies exchanged to par whole life.

- For any term policy exchanged for term or permanent policies within the AmerUs Group:
  - Full first-year commission will be paid on new policies issued as a result of a term policy exchange so long as the term policy has been in force at least 5 years.
  - For term policies replaced within the first 5 years:
    - Full commission will be paid only on an increase in face amount.
    - 10-Year term exchange for a longer term (e.g. 15 or 20 years) is considered an exchange. Commissions will be paid only on an increase in face amount, regardless of the premium increase.

- Conversions under term policy provisions are not considered internal replacements.

Indianapolis Life Insurance Company
Compensation Schedule

II. PAYMENT OF COMMISSIONS

All commissions shall accrue and be payable to the producer only upon premiums actually received by the Company at its Home Office or upon premiums waived under policy provisions. Commissions are not payable upon refunded premiums.

No commission will be paid on the premium charged for interim term insurance. (If Insured dies during interim period, a commission will be allowed as though the first regular premium had been paid.)

Any and all policy forms not included in this commission schedule shall be subject to first-year and renewal commissions as may be determined by the Company. The allowance of commissions and payments to the producer in connection with matters not specifically covered in this contract, including lapsed and changed policies and joint business, shall be governed by such rules and practices as may be established from time to time by the Company.

III. PAYMENT AFTER TERMINATION

Due to the possibility of charge back commissions and refunded premiums, the Company will hold any compensation due to the producer for a period of up to one year. Once it is possible for the Company to release commissions, they will be sent to the producer subject first to:

(a) Any debit balance, and
(b) Any assignment of commissions.

IV. GENERAL CONDITIONS

(a) Consult Company's field publications (published electronically and/or by document) to determine the current Company rules (in addition to those set out below) regarding commission adjustments including but not limited to: annualization, replacements, substandard ratings and extra premiums, conversion credits, and changes in face amounts.
(b) This Compensation Schedule applies only to sales of the above Company policies and contracts. This Schedule may be revised, replaced, or withdrawn, in whole or in part, at any time by Company in its sole discretion, and any such revisions, replacements, or withdrawals are binding on all agents.
(c) Company may reject applications for insurance without specifying the reason or cancel any policy and return the premium. All commissioned agents shall refund any compensation they receive on cancelled or declined policies and/or on returned premiums.
(d) Company reserves the right to charge back the pro rata share of any compensation paid on a policy on which the death benefit is reduced during the first 3 policy years.
(e) Not all products are available for sale by all agent contract types and/or available for sale in all states. Consult field publications for availability.
(f) Commissions on Term Products are paid on annual premiums excluding the policy fee and modal loading.
(g) The commission levels shown in this Schedule are based upon anticipated production. Total IMO production volume may be reviewed semi-annually, and the commission level may be increased or decreased accordingly.
(h) The commission rates shown in this Schedule for policies or contracts sold at various agent levels are **not** cumulative, and a commission payable at any level shall be reduced by the commissions payable at the levels below it.
(i) Company may charge back all compensation paid on any policy that is surrendered within 12 months of the issue date.
(j) Upon termination of the Contract, Service Fees are not vested.

INDIANAPOLIS LIFE
An AMERUS Company

Indianapolis Life Insurance Company
Compensation Schedule

(Expressed as a Percent of Premium)

Robert Hames

Effective: June 1, 2006

1. PRODUCTION COMPENSATION

A. First Year and Renewal

(compensation is reduced by amounts paid to sub-agents)

INDEXED UNIVERSAL LIFE	Target Percent 1st Year	Excess Percent 1st Year	Percent Renewals Yrs 2-5	Percent Renewals Yrs 6-9	Service Fee Years 10+
Vista Elite/Select	120	4.5	4.5	4.5	1
Vista Advantage/Indexed Survivor UL	120	3	3	3	1

	Target Percent 1st Year	Percent Renewals Yrs 2 - 7
Vista Choice Single Premium IUL		
Issue Ages 50 – 80	13	4.25
Issue Ages 81 – 85	10	3.25

INDEXED WHOLE LIFE	Target Percent 1st Year	Excess Percent 1st Year	Percent Renewals Yrs 2-5	Percent Renewals Yrs 6-10	Service Fee Years 11+
Vista Premier	90	3	3	2	2
Vista Premier-quintannual*	90	3	0	2	2
Professional Choices: $100,000+**	90	4	4	4	2
Professional Choices: $25,000-99,999**	80	4	4	4	2

*Commissions on this payment will be full first-year commissions on one annual premium and level renewal commissions on the excess.

**Product issued by AmerUs Life, and is available to Indianapolis Life agents via cross-sell arrangement and appointment with AmerUs Life.

UNIVERSAL LIFE	Target Percent 1st Year	1st Year Excess (≤ 3x Tgt)	1st Year Excess (> 3x Tgt)	Renewal Yrs 2-5	Renewals Yrs 6-9	Service Fee Yrs 10+
Crown Solution	120	7	4.5	4.5	4.5	1

	Target Percent 1st Year	Percent Renewals Yrs 2 - 7
Crown Choice Single Premium UL		
Issue Ages 50 – 80	13	4.25
Issue Ages 81 – 85	10	3.25

First-year commissions will be paid on premiums received up to the target premium. Premiums exceeding the target premium will be paid at the excess commission rate. Any riders or benefits attached are annualized.

Target premium as used in this schedule is a premium published by the Company. Planned premium is that premium noted in the application indicating the annual premium payments the applicant intends to make.

Increases: If the policy is increased, additional first-year commission will be paid as premium is allocated to the increased target.

EXCESS INTEREST WHOLE LIFE	Percent 1st Year	Percent Renewal Yrs 2-10	Service Fee Years 11+
20-Pay Life	117	4.75	2

Indianapolis Life Insurance Company
Compensation Schedule

TERM^	Percent 1st Year	Percent Renewals Yrs 2-5	Percent Renewals Yrs 6-9	Service Fee Years 10+
Term 2005				
10-, 15-Year Level Term	100	2	2	2
20-, 30-Year Level Term	115	2	2	2

^Policy Fee on Term plans is non-commissionable.

ANNUITY	Percent 1st Year	Percent Renewals Yrs 2-10	Service Fee Years 11+
Qualified Group Flexible Premium Annuity#	2.75	1.75	0.25
Qualified Individual Flexible Premium Annuity#	2.75	1.75	0.25

#An additional .25 percent of the policy account balance will be paid at the end of the fifth and subsequent policy years if accumulated policy account balances of all policies written under this agreement are great than one million dollars in force. This additional compensation will be reduced by amounts paid to sub-agents.

BENEFITS AND RIDERS

For the following riders and other benefits attached to applicable policies, commissions are paid at the same rates as are paid on the policies/riders to which they are attached:

Children's Insurance
Guaranteed Insurability
Accidental Death Benefit Rider

Waiver of Premium

Waiver of Monthly Deductions Rider

10-Year Term Rider on Base Insured
20-Year Term Rider on Base Insured

Survivor 4-Year Term Insurance Rider
(Estate Protector Rider)

The following benefits and riders are non-commissionable:

Maturity Extension Endorsement
Primary Insured Rider
No Lapse Guarantee Rider
(Vista Advantage)
Death Benefit Return of Premium Rider
Life Protector Rider
Waiver of Surrender Charge Due to Confinement Rider

Survivor Term Life Insurance Rider
Survivor Enhanced Account Value Endorsement

Survivor No-Lapse Guarantee Rider

Survivor Death Benefit Return of Premium Rider

The following benefits and riders are commissioned at the rates shown below:

	1st Year Target and Tier 2 1st Year Excess	Excess Years 2-10, Renewals Years 2-5 Tiers 1 & 2/ Renewals Years 6-9 Tier 2	Renewals Years 6-9 Tier 1	Service Fees Years 10+ Tier 1	Service Fees Years 10+ Tier 2
Spouse Insurance	57		8.5		5

	Percent 1st Year	Excess Percent 1st Year	Percent Renewal Yrs 2-9	Service Fee Years 10+
Vista Elite and Select Riders				
Additional Ins Term Rider				
Accidental Death Benefit				
Children's Insurance Rider		Same as base		
Guaranteed Purchase Option				

Indianapolis Life Insurance Company
Compensation Schedule

B. COMMISSIONS PAYABLE ON SUBSTANDARD EXTRA PREMIUMS

First-year and renewal commissions will be paid on substandard policies under the following rules.

Table Rating
Full first-year and renewal commissions will be paid on such extra premiums when the substandard rating is Table F (Table 6) or less. For ratings above Table F, first-year commissions will be limited to the amount payable on a Table F rating, but renewal commissions will be paid on the actual extra premiums, except for the Crown Solution product where excess c omissions will be paid on the actual extra premium above Table F. For commission purposes, any Table Rating applicable to the Accidental Death Benefit, the Waiver of Premiums Benefit, or the Payor Benefit will be assumed to be Table F or less.

Other Rating
No first-year commissions will be paid on flat extra premiums charged for 10 years or less. Renewal commissions will be paid on all such extra premiums. (Not applicable for 20 Pay Life Product.)

C. COMMISSIONS PAYABLE ON AMERUS LIFE INSURANCE GROUP INTERNAL REPLACEMENT

- For permanent life insurance, any fixed life policy (e.g. UL, IUL, ISWL, and WL) exchanged within the AmerUs Group:
  - If the policy being exchanged is at least 10 years old, full first year commissions will be paid on the newly issued policy.
  - If the policy being replaced is less than 10 years old and the face amount of the new policy is greater than the old policy, target premium on the new policy will receive a new first year commission (FYC) calculated on an adjusted basis.
    Adjusted FYC rate = standard FYC x (new face – old face) / new face
  - If the policy being replaced is less than 10 years old and the face amount of the new policy is less than or equal to the old policy, there will be no commissions paid in the first policy year. This includes first-year commissions on target and excess premiums.
  - For the following existing Indianapolis Life products, full first-year commission will be paid provided the policy being replaced is at least 5 years old:
    - Expanded Protection Plus (EPP)
    - Modified Survivor Whole Life

    If the policies named above are exchanged and are less than 5 years old, there will be no first year commission paid.
  - No first-year commissions will be paid on any policies exchanged to par whole life.

- For any term policy exchanged for term or permanent policies within the AmerUs Group:
  - Full first-year commission will be paid on new policies issued as a result of a term policy exchange so long as the term policy has been in force at least 5 years.
  - For term policies replaced within the first 5 years:
    - Full commission will be paid only on an increase in face amount.
    - 10-Year term exchange for a longer term (e.g. 15 or 20 years) is considered an exchange. Commissions will be paid only on an increase in face amount, regardless of the premium increase.

- Conversions under term policy provisions are not considered internal replacements.

II. PAYMENT OF COMMISSIONS

All commissions shall accrue and be payable to the producer only upon premiums actually received by the Company at its Home Office or upon premiums waived under policy provisions. Commissions are not payable upon refunded premiums.

No commission will be paid on the premium charged for interim term insurance. (If Insured dies during interim period, a commission will be allowed as though the first regular premium had been paid.)

Any and all policy forms not included in this commission schedule shall be subject to first-year and renewal commissions as may be determined by the Company. The allowance of commissions and payments to the producer in connection with matters not specifically covered in this contract, including lapsed and changed policies and joint business, shall be governed by such rules and practices as may be established from time to time by the Company.

III. PAYMENT AFTER TERMINATION

Due to the possibility of charge back commissions and refunded premiums, the Company will hold any compensation due to the producer for a period of up to one year. Once it is possible for the Company to release commissions, they will be sent to the producer subject first to:

(a) Any debit balance, and
(b) Any assignment of commissions.

IV. GENERAL CONDITIONS

(a) Consult Company's field publications (published electronically and/or by document) to determine the current Company rules (in addition to those set out below) regarding commission adjustments including but not limited to: annualization, replacements, substandard ratings and extra premiums, conversion credits, and changes in face amounts.
(b) This Compensation Schedule applies only to sales of the above Company policies and contracts. This Schedule may be revised, replaced, or withdrawn, in whole or in part, at any time by Company in its sole discretion, and any such revisions, replacements, or withdrawals are binding on all agents.
(c) Company may reject applications for insurance without specifying the reason or cancel any policy and return the premium. All commissioned agents shall refund any compensation they receive on cancelled or declined policies and/or on returned premiums.
(d) Company reserves the right to charge back the pro rata share of any compensation paid on a policy on which the death benefit is reduced during the first 3 policy years.
(e) Not all products are available for sale by all agent contract types and/or available for sale in all states. Consult field publications for availability.
(f) Commissions on Term Products are paid on annual premiums excluding the policy fee and modal loading.
(g) The commission levels shown in this Schedule are based upon anticipated production. Total IMO production volume may be reviewed semi-annually, and the commission level may be increased or decreased accordingly.
(h) The commission rates shown in this Schedule for policies or contracts sold at various agent levels are **not** cumulative, and a commission payable at any level shall be reduced by the commissions payable at the levels below it.
(i) Company may charge back all compensation paid on any policy that is surrendered within 12 months of the issue date.
(j) Upon termination of the Contract, Service Fees are not vested.

Exhibit 6.1

ING USA

ING COMPENSATION SCHEDULE
PRODUCER COMMISSIONS
IGA Distribution/Strategic Distribution


Life
ING

General Account Products
Schedule Date: January 1, 2005
ReliaStar Life Insurance Company ("Company")
c/o ING Service Center
909 Locust Street
Des Moines, Iowa 50309

I. Commission Rates: Unless otherwise stated, commissions are stated as a percentage of the premium paid.

A. UNIVERSAL LIFE PRODUCTS

ING Guaranteed Premium Universal Life (GPUL)

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
Target Premium	70.0	2.0	2.0	0.0
Excess Premium	2.0	2.0	2.0	0.0

ING Guaranteed Premium Survivorship Universal Life (GPSUL)
ING Protector UL

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
Target Premium	70.0	1.0	1.0	0.0
Excess Premium	1.0	1.0	1.0	0.0

Premier Design

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
Target Premium	70.0	3.0	3.0	0.0
Excess Premium	3.0	3.0	3.0	0.0

ING Capital Accumulator UL

	Rolling Target	Contract Years			
		1st	2nd-5th	6th-10th	11+
Up to 1st Year Target Premium	70.0	-	-	-	-
Up to Target Premium	-	-	3.0	3.0	0.0
Excess Premium	-	3.0	3.0	3.0	0.0

B. TERM PRODUCTS

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
ING TermSmart-10 2004	60.0	0.0	0.0	0.0
ING TermSmart-15 2004	70.0	0.0	0.0	0.0
ING TermSmart-20 2004	75.0	0.0	0.0	0.0
ING TermSmart-30 2004	75.0	0.0	0.0	0.0

On Contracts where:

1. There is an underwritten face increase occurring on or after January 1, 2004, and
2. The First Commissionable Event took place before January 1, 2004, but the policy form is no longer available for sale on or after January 1, 2004, the rates on the increase in premium are as follows:

Target rate:	1st Year	70.0	Years 2-10	2.0
Excess rate:	1st Year	2.0	Years 2-10	2.0

Inclusion of a product on the list does not necessarily indicate that the product is currently available for sale. See the Producer/Distributor Website for specific product availability and state approvals.

II. General Provisions

A. This Schedule:

1. Is effective as of the Schedule Date stated above, or the effective date of the Agreement of which it is made a part, whichever is later and terminates when you are given Notice of a more current version of this Schedule, or as provided in the Agreement; and
2. Is subject to the terms and conditions of the Agreement of which it is made a part; and
3. While in effect, this Schedule constitutes the entire agreement between the parties concerning the subject matter of this Schedule and supersedes in its entirety all prior agreements, understandings, negotiations and other written or oral communications between the parties with respect to the subject matter of this Schedule; and
4. Provides for the specified compensation to be paid on the sale of any identified product Contract for which the application is signed while this Schedule is in effect; and
5. Is deemed accepted by you upon submission of an application for an identified product Contract that is signed on or after the effective date of this Schedule.

B. Notwithstanding any language in it or the Agreement to the contrary, provides that the calculation of your compensation under this Schedule may include reductions based on your designations in an ING Life Companies Application for Appointment and Contract. No reduction amount is earned or assignable by you.

III. Definitions

A. Target premium: An actuarially determined amount of premium for a Contract year.
B. Up to target premium: Premium paid up to target premium in a Contract year.

For agent use only. Not for public distribution.

C. Up to 1st year target premium: Premium paid up to 1st year target premium, regardless of when paid, commonly referred to as "rolling target".
D. Excess premium: Commissionable premium paid in excess of target premium in a Contract year.
E. Commissionable premium: Paid premium less premium excluded for purposes of commission determination.

IV. Commission Payment

A. First Year
1. Universal Life Contracts: On commissionable premiums paid up to and including the amount of the initial target premium in the first Contract year, target commission rates will be paid. On commissionable premium payments in excess of the initial target premium, excess commission rates will be paid.
2. Term Contracts: For any Contract issued at insured's age 71 and over, the commission payable in the first Contract year will be determined by multiplying the appropriate factor from the table below by the applicable commission rate set forth above. These factors are applicable to first year commissions only.

Issue Age	Factor	Issue Age	Factor
71	96%	74	84%
72	92%	75	80%
73	88%		

3. Exclusion: Any premium that is part of our normal renewal billing process or is received within 21 days prior to any annual Contract anniversary may not be considered received in the Contract year of receipt, and the applicable rate for the following Contract year will be applied.

B. Face Increases. Except as otherwise provided in this Schedule and excluding ING Capital Accumulator UL:
1. On requested increases in face amount where the planned periodic premium is also increased, the target commission rate will be paid on the amount of premium increase up to the target premium for the increase in face amount for the first year of increase. On commissionable premium payments in excess of the increase in target premium, excess commission rates will be paid.
2. Commissions are payable on the increase in commissionable premium for the increase in face amount at the rate indicated in the current commission supplement effective at the time of the change.

C. Riders. Commissions payable on target premium attributable to riders will be at the same rate as base plan to which it is added.

D. Commission Adjustment Events
1. Term Contracts: The policy fee is not commissionable.
2. Commissions will not be paid on:
   a. Premiums waived;
   b. Group conversions; and
   c. Premiums paid in advance (except as they are applied toward payment of current premium).
3. Substandard Ratings
   a. Universal Life Contracts, excluding ING Capital Accumulator UL: Target premiums on all Contracts issued with substandard table ratings will be adjusted to reflect the rating up to table D (200%). Target premiums for Contracts issued with a table rating in excess of table D will be determined as if the Contract was rated table D. Because commissions are not payable on flat extras, the commissionable premium in such situations does not include the flat extra premium.
   b. ING Capital Accumulator UL: Target premiums on all Contracts issued with substandard table ratings will be adjusted to reflect the rating up to table P (500%). The commissionable premium includes the flat extra premium if it has a duration of more than five years.
   c. Term Contracts: Full commissions are payable for substandard table extra premiums through class P (500%). No commissions are paid on flat extra premiums.

E. Special Rules
1. Company's discretion shall govern as to the commissions payable on:
   a. Contract changes, exchanges, or replacements, including but not limited to, those involving an ING Affiliate Company;
   b. First year premiums for a Contract applied for within 12 months before or after a previously existing Contract on the same life is reduced or terminated;
   c. On jumbo cases; a jumbo case is one where the insured has applied for, or has inforce with all life insurance companies, a total face amount of life insurance that requires facultative reinsurance;
   d. Any Contract not identified in this Schedule;
   e. Policy fees; and
   f. Adjustments and increases on Contracts no longer being sold by Company.
2. Company's discretion shall also govern with respect to whether Company will charge to a General Agent's commission or other compensation account the cost of renewing the Producer's appointments and the cost of non-resident appointments to the Producers.
3. The payment of compensation not expressly covered by the terms of this Schedule shall be governed by the applicable rules of Company and the Company's discretion.

V. Chargebacks.

In the following circumstances Company will require the following reimbursement from any person or entity receiving compensation paid according to this Schedule and attributable to the Contract or, if applicable, attributable to the decreased death benefit:

A. 100% when:
1. A Contract is lapsed, surrendered or has a requested decrease to the death benefit during the first 6 months after it is issued.
2. A Contract is returned to Company for refund of premium during the Free Look Period as described in the policy form.
3. Company refunds a premium payment, for any reason and at any time, for which compensation has been paid according to this Schedule.

B. 50% when a Contract is lapsed, surrendered or has a requested decrease to the death benefit during the first 7 - 12 months after it is issued.

VI. Vesting/Agent of Record Change.

Compensation will be paid to those persons and entities identified at the time of the signing of the application for each Contract; and no modifications will be accepted except those made in accordance with the General Account Change Procedures set forth on the Producer/Distributor Website at the time of any requested modification.


Life
ING

ING COMPENSATION SCHEDULE
PRODUCER COMMISSIONS
IGA Distribution/Strategic Distribution

General Account Products
Schedule Date: January 1, 2005
ReliaStar Life Insurance Company ("Company")
c/o ING Service Center
909 Locust Street
Des Moines, Iowa 50309

I. Commission Rates: Unless otherwise stated, commissions are stated as a percentage of the premium paid.

A. UNIVERSAL LIFE PRODUCTS

ING Guaranteed Premium Universal Life (GPUL)

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
Target Premium	75.0	2.0	2.0	0.0
Excess Premium	2.0	2.0	2.0	0.0

ING Guaranteed Premium Survivorship Universal Life (GPSUL)
ING Protector UL

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
Target Premium	75.0	1.0	1.0	0.0
Excess Premium	1.0	1.0	1.0	0.0

Premier Design

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
Target Premium	75.0	3.0	3.0	0.0
Excess Premium	3.0	3.0	3.0	0.0

ING Capital Accumulator UL

	Rolling Target	Contract Years			
		1st	2nd-5th	6th-10th	11+
Up to 1st Year Target Premium	75.0	-	-	-	-
Up to Target Premium	-	-	3.0	3.0	0.0
Excess Premium	-	3.0	3.0	3.0	0.0

B. TERM PRODUCTS

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
ING TermSmart-10 2004	65.0	0.0	0.0	0.0
ING TermSmart-15 2004	75.0	0.0	0.0	0.0
ING TermSmart-20 2004	80.0	0.0	0.0	0.0
ING TermSmart-30 2004	80.0	0.0	0.0	0.0

On Contracts where:

1. There is an underwritten face increase occurring on or after January 1, 2004, and
2. The First Commissionable Event took place before January 1, 2004, but the policy form is no longer available for sale on or after January 1, 2004, the rates on the increase in premium are as follows:

Target rate:	1st Year	75.0	Years 2-10	2.0
Excess rate:	1st Year	2.0	Years 2-10	2.0

Inclusion of a product on the list does not necessarily indicate that the product is currently available for sale. See the Producer/Distributor Website for specific product availability and state approvals.

II. General Provisions

A. This Schedule:

1. Is effective as of the Schedule Date stated above, or the effective date of the Agreement of which it is made a part, whichever is later and terminates when you are given Notice of a more current version of this Schedule, or as provided in the Agreement; and
2. Is subject to the terms and conditions of the Agreement of which it is made a part; and
3. While in effect, this Schedule constitutes the entire agreement between the parties concerning the subject matter of this Schedule and supersedes in its entirety all prior agreements, understandings, negotiations and other written or oral communications between the parties with respect to the subject matter of this Schedule; and
4. Provides for the specified compensation to be paid on the sale of any identified product Contract for which the application is signed while this Schedule is in effect; and
5. Is deemed accepted by you upon submission of an application for an identified product Contract that is signed on or after the effective date of this Schedule.

B. Notwithstanding any language in it or the Agreement to the contrary, provides that the calculation of your compensation under this Schedule may include reductions based on your designations in an ING Life Companies Application for Appointment and Contract. No reduction amount is earned or assignable by you.

III. Definitions

A. Target premium: An actuarially determined amount of premium for a Contract year.
B. Up to target premium: Premium paid up to target premium in a Contract year.

For agent use only. Not for public distribution.

C. Up to 1st year target premium: Premium paid up to 1st year target premium, regardless of when paid, commonly referred to as "rolling target".
D. Excess premium: Commissionable premium paid in excess of target premium in a Contract year.
E. Commissionable premium: Paid premium less premium excluded for purposes of commission determination.

IV. Commission Payment

A. First Year

1. Universal Life Contracts: On commissionable premiums paid up to and including the amount of the initial target premium in the first Contract year, target commission rates will be paid. On commissionable premium payments in excess of the initial target premium, excess commission rates will be paid.
2. Term Contracts: For any Contract issued at insured's age 71 and over, the commission payable in the first Contract year will be determined by multiplying the appropriate factor from the table below by the applicable commission rate set forth above. These factors are applicable to first year commissions only.

Issue Age	Factor	Issue Age	Factor
71	96%	74	84%
72	92%	75	80%
73	88%		

3. Exclusion: Any premium that is part of our normal renewal billing process or is received within 21 days prior to any annual Contract anniversary may not be considered received in the Contract year of receipt, and the applicable rate for the following Contract year will be applied.

B. Face Increases. Except as otherwise provided in this Schedule and excluding ING Capital Accumulator UL:

1. On requested increases in face amount where the planned periodic premium is also increased, the target commission rate will be paid on the amount of premium increase up to the target premium for the increase in face amount for the first year of increase. On commissionable premium payments in excess of the increase in target premium, excess commission rates will be paid.
2. Commissions are payable on the increase in commissionable premium for the increase in face amount at the rate indicated in the current commission supplement effective at the time of the change.

C. Riders. Commissions payable on target premium attributable to riders will be at the same rate as base plan to which it is added.

D. Commission Adjustment Events

1. Term Contracts: The policy fee is not commissionable.
2. Commissions will not be paid on:
   a. Premiums waived;
   b. Group conversions; and
   c. Premiums paid in advance (except as they are applied toward payment of current premium).
3. Substandard Ratings
   a. Universal Life Contracts, excluding ING Capital Accumulator UL: Target premiums on all Contracts issued with substandard table ratings will be adjusted to reflect the rating up to table D (200%). Target premiums for Contracts issued with a table rating in excess of table D will be determined as if the Contract was rated table D. Because commissions are not payable on flat extras, the commissionable premium in such situations does not include the flat extra premium.
   b. ING Capital Accumulator UL: Target premiums on all Contracts issued with substandard table ratings will be adjusted to reflect the rating up to table P (500%). The commissionable premium includes the flat extra premium if it has a duration of more than five years.
   c. Term Contracts: Full commissions are payable for substandard table extra premiums through class P (500%). No commissions are paid on flat extra premiums.

E. Special Rules

1. Company's discretion shall govern as to the commissions payable on:
   a. Contract changes, exchanges, or replacements, including but not limited to, those involving an ING Affiliate Company;
   b. First year premiums for a Contract applied for within 12 months before or after a previously existing Contract on the same life is reduced or terminated;
   c. On jumbo cases; a jumbo case is one where the insured has applied for, or has inforce with all life insurance companies, a total face amount of life insurance that requires facultative reinsurance;
   d. Any Contract not identified in this Schedule;
   e. Policy fees; and
   f. Adjustments and increases on Contracts no longer being sold by Company.
2. Company's discretion shall also govern with respect to whether Company will charge to a General Agent's commission or other compensation account the cost of renewing the Producer's appointments and the cost of non-resident appointments to the Producers.
3. The payment of compensation not expressly covered by the terms of this Schedule shall be governed by the applicable rules of Company and the Company's discretion.

V. Chargebacks.

In the following circumstances Company will require the following reimbursement from any person or entity receiving compensation paid according to this Schedule and attributable to the Contract or, if applicable, attributable to the decreased death benefit:

A. 100% when:

1. A Contract is lapsed, surrendered or has a requested decrease to the death benefit during the first 6 months after it is issued.
2. A Contract is returned to Company for refund of premium during the Free Look Period as described in the policy form.
3. Company refunds a premium payment, for any reason and at any time, for which compensation has been paid according to this Schedule.

B. 50% when a Contract is lapsed, surrendered or has a requested decrease to the death benefit during the first 7 - 12 months after it is issued.

VI. Vesting/Agent of Record Change.

Compensation will be paid to those persons and entities identified at the time of the signing of the application for each Contract; and no modifications will be accepted except those made in accordance with the General Account Change Procedures set forth on the Producer/Distributor Website at the time of any requested modification.


Life
ING

ING COMPENSATION SCHEDULE
PRODUCER COMMISSIONS
IGA Distribution/Strategic Distribution

General Account Products
Schedule Date: January 1, 2005
ReliaStar Life Insurance Company ("Company")
c/o ING Service Center
909 Locust Street
Des Moines, Iowa 50309

I. Commission Rates: Unless otherwise stated, commissions are stated as a percentage of the premium paid.

A. UNIVERSAL LIFE PRODUCTS

ING Guaranteed Premium Universal Life (GPUL)

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
Target Premium	80.0	2.0	2.0	0.0
Excess Premium	2.0	2.0	2.0	0.0

ING Guaranteed Premium Survivorship Universal Life (GPSUL)
ING Protector UL

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
Target Premium	80.0	1.0	1.0	0.0
Excess Premium	1.0	1.0	1.0	0.0

Premier Design

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
Target Premium	80.0	3.0	3.0	0.0
Excess Premium	3.0	3.0	3.0	0.0

ING Capital Accumulator UL

	Rolling Target	Contract Years			
		1st	2nd-5th	6th-10th	11+
Up to 1st Year Target Premium	80.0	-	-	-	-
Up to Target Premium	-	-	3.0	3.0	0.0
Excess Premium	-	3.0	3.0	3.0	0.0

B. TERM PRODUCTS

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
ING TermSmart-10 2004	70.0	0.0	0.0	0.0
ING TermSmart-15 2004	80.0	0.0	0.0	0.0
ING TermSmart-20 2004	85.0	0.0	0.0	0.0
ING TermSmart-30 2004	85.0	0.0	0.0	0.0

On Contracts where:

1. There is an underwritten face increase occurring on or after January 1, 2004, and
2. The First Commissionable Event took place before January 1, 2004, but the policy form is no longer available for sale on or after January 1, 2004, the rates on the increase in premium are as follows:

Target rate:	1st Year	80.0	Years 2-10	2.0
Excess rate:	1st Year	2.0	Years 2-10	2.0

Inclusion of a product on the list does not necessarily indicate that the product is currently available for sale. See the Producer/Distributor Website for specific product availability and state approvals.

II. General Provisions

A. This Schedule:
1. Is effective as of the Schedule Date stated above, or the effective date of the Agreement of which it is made a part, whichever is later and terminates when you are given Notice of a more current version of this Schedule, or as provided in the Agreement; and
2. Is subject to the terms and conditions of the Agreement of which it is made a part; and
3. While in effect, this Schedule constitutes the entire agreement between the parties concerning the subject matter of this Schedule and supersedes in its entirety all prior agreements, understandings, negotiations and other written or oral communications between the parties with respect to the subject matter of this Schedule; and
4. Provides for the specified compensation to be paid on the sale of any identified product Contract for which the application is signed while this Schedule is in effect; and
5. Is deemed accepted by you upon submission of an application for an identified product Contract that is signed on or after the effective date of this Schedule.

B. Notwithstanding any language in it or the Agreement to the contrary, provides that the calculation of your compensation under this Schedule may include reductions based on your designations in an ING Life Companies Application for Appointment and Contract. No reduction amount is earned or assignable by you.

III. Definitions

A. Target premium: An actuarially determined amount of premium for a Contract year.
B. Up to target premium: Premium paid up to target premium in a Contract year.

C. Up to 1st year target premium: Premium paid up to 1st year target premium, regardless of when paid, commonly referred to as "rolling target".
D. Excess premium: Commissionable premium paid in excess of target premium in a Contract year.
E. Commissionable premium: Paid premium less premium excluded for purposes of commission determination.

IV. Commission Payment

A. First Year

1. Universal Life Contracts: On commissionable premiums paid up to and including the amount of the initial target premium in the first Contract year, target commission rates will be paid. On commissionable premium payments in excess of the initial target premium, excess commission rates will be paid.
2. Term Contracts: For any Contract issued at insured's age 71 and over, the commission payable in the first Contract year will be determined by multiplying the appropriate factor from the table below by the applicable commission rate set forth above. These factors are applicable to first year commissions only.

Issue Age	Factor	Issue Age	Factor
71	96%	74	84%
72	92%	75	80%
73	88%		

3. Exclusion: Any premium that is part of our normal renewal billing process or is received within 21 days prior to any annual Contract anniversary may not be considered received in the Contract year of receipt, and the applicable rate for the following Contract year will be applied.

B. Face Increases. Except as otherwise provided in this Schedule and excluding ING Capital Accumulator UL:

1. On requested increases in face amount where the planned periodic premium is also increased, the target commission rate will be paid on the amount of premium increase up to the target premium for the increase in face amount for the first year of increase. On commissionable premium payments in excess of the increase in target premium, excess commission rates will be paid.
2. Commissions are payable on the increase in commissionable premium for the increase in face amount at the rate indicated in the current commission supplement effective at the time of the change.

C. Riders. Commissions payable on target premium attributable to riders will be at the same rate as base plan to which it is added.

D. Commission Adjustment Events

1. Term Contracts: The policy fee is not commissionable.
2. Commissions will not be paid on:
   a. Premiums waived;
   b. Group conversions; and
   c. Premiums paid in advance (except as they are applied toward payment of current premium).
3. Substandard Ratings
   a. Universal Life Contracts, excluding ING Capital Accumulator UL: Target premiums on all Contracts issued with substandard table ratings will be adjusted to reflect the rating up to table D (200%). Target premiums for Contracts issued with a table rating in excess of table D will be determined as if the Contract was rated table D. Because commissions are not payable on flat extras, the commissionable premium in such situations does not include the flat extra premium.
   b. ING Capital Accumulator UL: Target premiums on all Contracts issued with substandard table ratings will be adjusted to reflect the rating up to table P (500%). The commissionable premium includes the flat extra premium if it has a duration of more than five years.
   c. Term Contracts: Full commissions are payable for substandard table extra premiums through class P (500%). No commissions are paid on flat extra premiums.

E. Special Rules

1. Company's discretion shall govern as to the commissions payable on:
   a. Contract changes, exchanges, or replacements, including but not limited to, those involving an ING Affiliate Company;
   b. First year premiums for a Contract applied for within 12 months before or after a previously existing Contract on the same life is reduced or terminated;
   c. On jumbo cases; a jumbo case is one where the insured has applied for, or has inforce with all life insurance companies, a total face amount of life insurance that requires facultative reinsurance;
   d. Any Contract not identified in this Schedule;
   e. Policy fees; and
   f. Adjustments and increases on Contracts no longer being sold by Company.
2. Company's discretion shall also govern with respect to whether Company will charge to a General Agent's commission or other compensation account the cost of renewing the Producer's appointments and the cost of non-resident appointments to the Producers.
3. The payment of compensation not expressly covered by the terms of this Schedule shall be governed by the applicable rules of Company and the Company's discretion.

V. Chargebacks. In the following circumstances Company will require the following reimbursement from any person or entity receiving compensation paid according to this Schedule and attributable to the Contract or, if applicable, attributable to the decreased death benefit

A. 100% when:

1. A Contract is lapsed, surrendered or has a requested decrease to the death benefit during the first 6 months after it is issued.
2. A Contract is returned to Company for refund of premium during the Free Look Period as described in the policy form.
3. Company refunds a premium payment, for any reason and at any time, for which compensation has been paid according to this Schedule.

B. 50% when a Contract is lapsed, surrendered or has a requested decrease to the death benefit during the first 7 - 12 months after it is issued.

VI. Vesting/Agent of Record Change. Compensation will be paid to those persons and entities identified at the time of the signing of the application for each Contract; and no modifications will be accepted except those made in accordance with the General Account Change Procedures set forth on the Producer/Distributor Website at the time of any requested modification.

ING COMPENSATION SCHEDULE
GENERAL AGENT COMMISSIONS
IGA Distribution/Strategic Distribution


Life
ING

General Account Products
Schedule Date: January 1, 2005
ReliaStar Life Insurance Company ("Company")
c/o ING Service Center
909 Locust Street
Des Moines, Iowa 50309

I. Commission Rates: Unless otherwise stated, commissions are stated as a percentage of the premium paid.

A. UNIVERSAL LIFE PRODUCTS

ING Guaranteed Premium Universal Life (GPUL)

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
Target Premium	85.0	2.0	2.0	0.0
Excess Premium	2.0	2.0	2.0	0.0

ING Guaranteed Premium Survivorship Universal Life (GPSUL)
ING Protector UL

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
Target Premium	85.0	1.0	1.0	0.0
Excess Premium	1.0	1.0	1.0	0.0

Premier Design

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
Target Premium	85.0	3.0	3.0	0.0
Excess Premium	3.0	3.0	3.0	0.0

ING Capital Accumulator UL

	Rolling Target	Contract Years			
		1st	2nd-5th	6th-10th	11+
Up to 1st Year Target Premium	85.0	-	-	-	-
Up to Target Premium	-	-	3.0	3.0	0.0
Excess Premium	-	3.0	3.0	3.0	0.0

B. TERM PRODUCTS

	Contract Years			
	1st	2nd-5th	6th - 10th	11+
ING TermSmart-10 2004	80.0	0.0	0.0	0.0
ING TermSmart-15 2004	90.0	0.0	0.0	0.0
ING TermSmart-20 2004	95.0	0.0	0.0	0.0
ING TermSmart-30 2004	95.0	0.0	0.0	0.0

On Contracts where:

1. There is an underwritten face increase occurring on or after January 1, 2004, and
2. The First Commissionable Event took place before January 1, 2004, but the policy form is no longer available for sale on or after January 1, 2004, the rates on the increase in premium are as follows:

Target rate:	1st Year	85.0	Years 2-10	2.0
Excess rate:	1st Year	2.0	Years 2-10	2.0

Inclusion of a product on the list does not necessarily indicate that the product is currently available for sale. See the Producer/Distributor Website for specific product availability and state approvals.

II. General Provisions

A. This Schedule:

1. Is effective as of the Schedule Date stated above, or the effective date of the Agreement of which it is made a part, whichever is later and terminates when you are given Notice of a more current version of this Schedule, or as provided in the Agreement; and
2. Is subject to the terms and conditions of the Agreement of which it is made a part; and
3. While in effect, this Schedule constitutes the entire agreement between the parties concerning the subject matter of this Schedule and supersedes in its entirety all prior agreements, understandings, negotiations and other written or oral communications between the parties with respect to the subject matter of this Schedule; and
4. Provides for the specified compensation to be paid on the sale of any identified product Contract for which the application is signed while this Schedule is in effect; and
5. Is deemed accepted by you upon submission of an application for an identified product Contract that is signed on or after the effective date of this Schedule.

B. Notwithstanding any language in it or the Agreement to the contrary, provides that the calculation of your compensation under this Schedule may include reductions based on your designations in an ING Life Companies Application for Appointment and Contract. No reduction amount is earned or assignable by you.

III. Definitions

A. Target premium: An actuarially determined amount of premium for a Contract year.
B. Up to target premium: Premium paid up to target premium in a Contract year.

C. Up to 1st year target premium: Premium paid up to 1st year target premium, regardless of when paid, commonly referred to as "rolling target".
D. Excess premium: Commissionable premium paid in excess of target premium in a Contract year.
E. Commissionable premium: Paid premium less premium excluded for purposes of commission determination.

IV. Commission Payment

A. First Year

1. Universal Life Contracts: On commissionable premiums paid up to and including the amount of the initial target premium in the first Contract year, target commission rates will be paid. On commissionable premium payments in excess of the initial target premium, excess commission rates will be paid.
2. Term Contracts: For any Contract issued at insured's age 71 and over, the commission payable in the first Contract year will be determined by multiplying the appropriate factor from the table below by the applicable commission rate set forth above. These factors are applicable to first year commissions only.

Issue Age	Factor	Issue Age	Factor
71	96%	74	84%
72	92%	75	80%
73	88%		

3. Exclusion: Any premium that is part of our normal renewal billing process or is received within 21 days prior to any annual Contract anniversary may not be considered received in the Contract year of receipt, and the applicable rate for the following Contract year will be applied.

B. Face Increases. Except as otherwise provided in this Schedule and excluding ING Capital Accumulator UL:

1. On requested increases in face amount where the planned periodic premium is also increased, the target commission rate will be paid on the amount of premium increase up to the target premium for the increase in face amount for the first year of increase. On commissionable premium payments in excess of the increase in target premium, excess commission rates will be paid.
2. Commissions are payable on the increase in commissionable premium for the increase in face amount at the rate indicated in the current commission supplement effective at the time of the change.

C. Riders. Commissions payable on target premium attributable to riders will be at the same rate as base plan to which it is added.

D. Commission Adjustment Events

1. Term Contracts: The policy fee is not commissionable.
2. Commissions will not be paid on:
   a. Premiums waived;
   b. Group conversions; and
   c. Premiums paid in advance (except as they are applied toward payment of current premium).
3. Substandard Ratings
   a. Universal Life Contracts, excluding ING Capital Accumulator UL: Target premiums on all Contracts issued with substandard table ratings will be adjusted to reflect the rating up to table D (200%). Target premiums for Contracts issued with a table rating in excess of table D will be determined as if the Contract was rated table D. Because commissions are not payable on flat extras, the commissionable premium in such situations does not include the flat extra premium.
   b. ING Capital Accumulator UL: Target premiums on all Contracts issued with substandard table ratings will be adjusted to reflect the rating up to table P (500%). The commissionable premium includes the flat extra premium if it has a duration of more than five years.
   c. Term Contracts: Full commissions are payable for substandard table extra premiums through class P (500%). No commissions are paid on flat extra premiums.

E. Special Rules

1. Company's discretion shall govern as to the commissions payable on:
   a. Contract changes, exchanges, or replacements, including but not limited to, those involving an ING Affiliate Company;
   b. First year premiums for a Contract applied for within 12 months before or after a previously existing Contract on the same life is reduced or terminated;
   c. On jumbo cases; a jumbo case is one where the insured has applied for, or has inforce with all life insurance companies, a total face amount of life insurance that requires facultative reinsurance;
   d. Any Contract not identified in this Schedule;
   e. Policy fees; and
   f. Adjustments and increases on Contracts no longer being sold by Company.
2. Company's discretion shall also govern with respect to whether Company will charge to a General Agent's commission or other compensation account the cost of renewing the Producer's appointments and the cost of non-resident appointments to the Producers.
3. The payment of compensation not expressly covered by the terms of this Schedule shall be governed by the applicable rules of Company and the Company's discretion.

V. Chargebacks. In the following circumstances Company will require the following reimbursement from any person or entity receiving compensation paid according to this Schedule and attributable to the Contract or, if applicable, attributable to the decreased death benefit

A. 100% when:

1. A Contract is lapsed, surrendered or has a requested decrease to the death benefit during the first 6 months after it is issued.
2. A Contract is returned to Company for refund of premium during the Free Look Period as described in the policy form.
3. Company refunds a premium payment, for any reason and at any time, for which compensation has been paid according to this Schedule.

B. 50% when a Contract is lapsed, surrendered or has a requested decrease to the death benefit during the first 7 - 12 months after it is issued.

VI. Vesting/Agent of Record Change. Compensation will be paid to those persons and entities identified at the time of the signing of the application for each Contract; and no modifications will be accepted except those made in accordance with the General Account Change Procedures set forth on the Producer/Distributor Website at the time of any requested modification.

ING FIXED ANNUITIES COMMISSION SCHEDULE EFFECTIVE 10/23/2006
ASSOCIATE MARKETING ORGANIZATION (AMO)
(FORMERLY KNOWN AS RMD)


ING USA Annuity and Life Insurance Company
Fixed Annuities Sales Desk: 800-369-5301


ING
Your future. Made easier.℠

This schedule amends and supersedes the schedule dated 10/02/2006 and all previous schedules. This schedule can only be interpreted in conjunction with the addendum language released on 10/23/2006 which follows this schedule.* Options B, C and D are trail options. No overrides are paid on trail commissions, therefore rates shown below for Options B, C and D reflect the upfront commission amount.

INDEXED ANNUITIES

ING Secure Index Five

No overrides paid on trail commissions.

		Year 1		Years 2-4	
	Option	Upfront	Trail	Upfront	Trail
Ages 0-80	A	4.75%	-	2.37%	-
	B	3.50%	0.25%	1.77%	0.25%
	C	2.25%	0.50%	1.15%	0.50%
	D	2.25%	0.50%	1.15%	0.50%

ING Secure Index Seven

No overrides paid on trail commissions.

		Year 1		Years 2-5	
	Option	Upfront	Trail	Upfront	Trail
Ages 0-80	A	6.25%	-	3.12%	-
	B	5.75%	0.10%	2.85%	0.10%
	C	5.00%	0.25%	2.43%	0.25%
	D	2.50%	0.75%	1.06%	0.75%

ING Secure Index Opportunities Plus

		Year 1	
	Option	Upfront	Trail
Ages 0-80	A	9.50%	-
	B	8.00%	0.25%
	C	5.50%	0.66%
	D	5.00%	0.75%

ING Secure Index (Original)

No overrides paid on trail commissions.

		Year 1		Years 2-5	
	Option	Upfront	Trail	Upfront	Trail
Ages 0-80	A	6.25%	-	3.12%	-
	B	5.75%	0.10%	2.85%	0.10%
	C	5.00%	0.25%	2.43%	0.25%
	D	2.50%	0.75%	1.06%	0.75%

ING Selectra

No overrides paid on trail commissions.

		Year 1-3		Years 4-6	
	Option	Upfront	Trail	Upfront	Trail
Ages 0-80	A	9.50%	-	3.75%	-
	B	8.00%	0.25%	3.18%	0.25%
	C	5.50%	0.66%	2.25%	0.66%
	D	5.00%	0.75%	2.06%	0.75%

RELIASTAR LIFE INSURANCE COMPANY OF NY

Classic Choice NY

		Ages 0-80	
	Option	Upfront	Trail
Year 1	A	2.15%	-

Commission upon renewal of a new term is 1/2 of the first term rate.

Classic Flex NY

		Year 1		Years 2-5	
	Option	Upfront	Trail	Upfront	Trail
Ages 0-80	A	5.75%	-	3.83%	-

MULTI-YEAR GUARANTEE ANNUITIES

ING Guarantee Choice Annuity

No overrides paid on trail commissions.

		Ages 0-80	
	Option	Upfront	Trail
5 Year	A	3.75%	-
	B	3.00%	0.25%
	C	2.25%	0.50%
	D	2.25%	0.50%
7 Year	A	4.75%	-
	B	3.75%	0.25%
	C	2.75%	0.50%
	D	2.75%	0.50%
10 Year	A	5.75%	-
	B	4.25%	0.25%
	C	2.75%	0.50%
	D	2.75%	0.50%

ING MultiSet Plus

No overrides paid on trail commissions.

		Ages 0-80	
	Option	Upfront	Trail
5 Year	A	2.25%	-
	B	1.50%	0.25%
	C	0.75%	0.50%
	D	0.75%	0.50%
6 Year	A	2.25%	-
	B	1.50%	0.25%
	C	0.75%	0.50%
	D	0.75%	0.50%
7 Year	A	2.75%	-
	B	1.75%	0.25%
	C	0.75%	0.50%
	D	0.75%	0.50%
8 Year	A	3.25%	-
	B	2.25%	0.25%
	C	1.25%	0.50%
	D	1.25%	0.50%
9 Year	A	4.75%	-
	B	3.25%	0.25%
	C	1.75%	0.50%
	D	1.75%	0.50%
10 Year	A	5.75%	-
	B	4.25%	0.25%
	C	2.75%	0.50%
	D	2.75%	0.50%

If changing between terms, the commission is based on the new term commission rate. Commission upon renewal of a new term is 1/2 of the first term rate. (No renewal commission in IN.) If Option B, C or D is selected, no upfront commission will be paid upon renewal, and trails will continue into the renewal term.

PAYOUT ANNUITY

SPIA (Immediate)

	Ages 0-100
Option	Upfront
A	3.75%

*Certain products or terms may not be available at all times. Contact the Fixed Annuities Sales Desk at 800-369-5301 for current product offerings.



ADDENDUM

GENERAL PROVISIONS AFFECTING COMMISSIONS:

1. Payment of commission is subject to the provisions of the Agent's/Broker's Contract and the rules of the Companies as amended from time to time.
2. Unless otherwise identified, commissions are payable on each contract on which premium has been applied, issued and is in force.
3. Commission reduction may apply to special interest rate offerings.
4. For trail commissions percentage noted is an annual percentage paid quarterly. Trails are paid on the accumulation value of the contract beginning in the 15th month and paid for the life of the contract.
5. Commission is 100% vested.

COMMISSION OVERRIDES:

1. Commissions shown will be reduced by the amount of any commissions paid/credited to agents/brokers appointed by you.
2. Override commissions are generally payable on each contract which has been issued, which is in force, and on which premium has been applied. In certain states, override commissions are not payable unless you are contracted and appointed with the company. For a list of these states, please go to the ING distributor website, www.ingvfc.com.
3. We will continue to pay override commissions earned on subsequent premiums added to contracts written by agents affiliated with your agency at the time the contract is issued, even if the agent terminates his/her affiliation with your agency after the contract is issued.
4. All overrides are paid upfront. There are no overrides paid on trail commissions.

COMMISSION CHARGEBACKS:

1. If, during the first contract year, the Owner surrenders the annuity contract, or takes a partial withdrawal which exceeds the penalty-free amount available on the contract, commissions paid or credited during that first contract year will be charged back per the schedule shown below.
2. If the Owner annuitizes the annuity contract during the first contract year (SPIA excluded), commissions on all premiums paid during the first contract year will be charged back per the schedule shown below.
3. The chargeback calculations will be based on the elapsed time (measured in full months) from the date of issue until the date of surrender, withdrawal, or, if applicable, the effective date of the annuitization.

   Chargeback Schedule for Surrenders and Partial Withdrawals:

   Contract Months 1-6: 100% Chargeback

   Contract Months 7-12: 50% Chargeback

   Contract Months 13+: 0% Chargeback

4. No commission chargeback in the event that a death benefit is payable within the first contract year.

COMMISSION HOLD PROCEDURE:

In addition to those states which require delivery receipts in all cases, delivery receipts are also required when the initial premium for a contract generates a commission greater than $30,000. The portion of the commission payable on a contract that exceeds $30,000 will be released thirty (30) days after the Des Moines Administrative Office receives the signed Delivery Receipt.

INTERNAL REPLACEMENT:

We reserve the right to reduce or not pay commissions on internal rollovers, transfers or ING affiliated company replacements. Call the Fixed Annuities Sales Desk at 800-369-5301 for a list of ING affiliated companies, program details and information related to specific internal replacement rate percentages.

ING FIXED ANNUITIES COMMISSION SCHEDULE EFFECTIVE 10/23/2006
GENERAL AGENT (GA)
(FORMERLY KNOWN AS MGA II)



ING USA Annuity and Life Insurance Company
Fixed Annuities Sales Desk: 800-369-5301

ING Your future. Made easier.

This schedule amends and supersedes the schedule dated 10/02/2006 and all previous schedules. This schedule can only be interpreted in conjunction with the addendum language released on 10/23/2006 which follows this schedule.* For trail commissions, percentage noted is an annual percentage paid quarterly.

INDEXED ANNUITIES

ING Secure Index Five

No overrides paid on trail commissions.

	Option	Year 1 Upfront	Year 1 Trail	Years 2-4 Upfront	Years 2-4 Trail
Ages 0-80	A	4.00%	-	2.00%	-
	B	2.75%	0.25%	1.37%	0.25%
	C	1.50%	0.50%	0.75%	0.50%
	D	1.50%	0.50%	0.75%	0.50%

ING Secure Index Seven

No overrides paid on trail commissions.

	Option	Year 1 Upfront	Year 1 Trail	Years 2-5 Upfront	Years 2-5 Trail
Ages 0-80	A	5.00%	-	2.75%	-
	B	4.50%	0.10%	2.47%	0.10%
	C	3.75%	0.25%	2.06%	0.25%
	D	1.25%	0.75%	0.68%	0.75%

ING Secure Index Opportunities Plus

No overrides paid on trail commissions.

	Option	Year 1 Upfront	Year 1 Trail
Ages 0-80	A	8.00%	-
	B	6.50%	0.25%
	C	4.00%	0.66%
	D	3.50%	0.75%

ING Secure Index (Original)

No overrides paid on trail commissions.

	Option	Year 1 Upfront	Year 1 Trail	Years 2-5 Upfront	Years 2-5 Trail
Ages 0-80	A	5.00%	-	2.75%	-
	B	4.50%	0.10%	2.47%	0.10%
	C	3.75%	0.25%	2.06%	0.25%
	D	1.25%	0.75%	0.68%	0.75%

ING Selectra

No overrides paid on trail commissions.

	Option	Year 1-3 Upfront	Year 1-3 Trail	Years 4-6 Upfront	Years 4-6 Trail
Ages 0-80	A	8.00%	-	3.00%	-
	B	6.50%	0.25%	2.43%	0.25%
	C	4.00%	0.66%	1.50%	0.66%
	D	3.50%	0.75%	1.31%	0.75%

RELIASTAR LIFE INSURANCE COMPANY OF NY

Classic Choice NY

Ages 0-80

	Option	Upfront	Trail
Year 1	A	1.30%	-

Commission upon renewal of a new term is 1/2 of the first term rate.

Classic Flex NY

	Option	Year 1 Upfront	Year 1 Trail	Years 2-5 Upfront	Years 2-5 Trail
Ages 0-80	A	[illegible].00%	-	3.35%	-

MULTI-YEAR GUARANTEE ANNUITIES

ING Guarantee Choice Annuity

No overrides paid on trail commissions.

Ages 0-80

	Option	Upfront	Trail
5 Year	A	3.00%	-
	B	2.25%	0.25%
	C	1.50%	0.50%
	D	1.50%	0.50%
7 Year	A	4.00%	-
	B	3.00%	0.25%
	C	2.00%	0.50%
	D	2.00%	0.50%
10 Year	A	5.00%	-
	B	3.50%	0.25%
	C	2.00%	0.50%
	D	2.00%	0.50%

ING MultiSet Plus

No overrides paid on trail commissions.

Ages 0-80

	Option	Upfront	Trail
5 Year	A	2.00%	-
	B	1.25%	0.25%
	C	0.50%	0.50%
	D	0.50%	0.50%
6 Year	A	2.00%	-
	B	1.25%	0.25%
	C	0.50%	0.50%
	D	0.50%	0.50%
7 Year	A	2.50%	-
	B	1.50%	0.25%
	C	0.50%	0.50%
	D	0.50%	0.50%
8 Year	A	2.50%	-
	B	1.50%	0.25%
	C	0.50%	0.50%
	D	0.50%	0.50%
9 Year	A	4.00%	-
	B	2.50%	0.25%
	C	1.00%	0.50%
	D	1.00%	0.50%
10 Year	A	5.00%	-
	B	3.50%	0.25%
	C	2.00%	0.50%
	D	2.00%	0.50%

If changing between terms, the commission is based on the new term commission rate. Commission upon renewal of a new term is 1/2 of the first term rate. (No renewal commission in IN.) If Option B, C or D is selected, no upfront commission will be paid upon renewal, and trails will continue into the renewal term.

PAYOUT ANNUITY

SPIA (Immediate)

Ages 0-[illegible]

Option	Upfront
A	3.00%

*Certain products or terms may not be available at all times. Contact the Fixed Annuities Sales Desk at 800-369-5301 for current product offerings.

ING USA Annuity and Life Insurance Company
Fixed Annuities Sales Desk: 800-369-5301



ADDENDUM

GENERAL PROVISIONS AFFECTING COMMISSIONS:

1. Payment of commission is subject to the provisions of the Agent's/Broker's Contract and the rules of the Companies as amended from time to time.
2. Unless otherwise identified, commissions are payable on each contract on which premium has been applied, issued and is in force.
3. Commission reduction may apply to special interest rate offerings.
4. For trail commissions percentage noted is an annual percentage paid quarterly. Trails are paid on the accumulation value of the contract beginning in the 13th month and paid for the life of the contract.
5. Commission is 100% vested.

COMMISSION OVERRIDES:

1. Commissions shown will be reduced by the amount of any commissions paid/credited to agents/brokers appointed by you
2. Override commissions are generally payable on each contract which has been issued, which is in force, and on which premium has been applied. In certain states, override commissions are not payable unless you are contracted and appointed with the company. For a list of these states, please go to the ING distributor website, www.ingvfc.com.
3. We will continue to pay override commissions earned on subsequent premiums added to contracts written by agents affiliated with your agency at the time the contract is issued, even if the agent terminates his/her affiliation with your agency after the contract is issued.
4. All overrides are paid upfront. There are no overrides paid on trail commissions.

COMMISSION CHARGEBACKS:

1. If, during the first contract year, the Owner surrenders the annuity contract, or takes a partial withdrawal which exceeds the penalty-free amount available on the contract, commissions paid or credited during that first contract year will be charged back per the schedule shown below.
2. If the Owner annuitizes the annuity contract during the first contract year (SPIA excluded), commissions on all premiums paid during the first contract year will be charged back per the schedule shown below.
3. The chargeback calculations will be based on the elapsed time (measured in full months) from the date of issue until the date of surrender, withdrawal, or, if applicable, the effective date of the annuitization.

Chargeback Schedule for Surrenders and Partial Withdrawals.

Contract Months 1-6: 100% Chargeback

Contract Months 7-12: 50% Chargeback

Contract Months 13+ 0% Chargeback

4. No commission chargeback in the event that a death benefit is payable within the first contract year

COMMISSION HOLD PROCEDURE:

In addition to those states which require delivery receipts in all cases, delivery receipts are also required when the initial premium for a contract generates a commission greater than $30,000. The portion of the commission payable on a contract that exceeds $30,000 will be released thirty (30) days after the Des Moines Administrative Office receives the signed Delivery Receipt.

INTERNAL REPLACEMENT:

We reserve the right to reduce or not pay commissions on internal rollovers, transfers or ING affiliated company replacements. Call the Fixed Annuities Sales Desk at 800-369-5301 for a list of ING affiliated companies, program details and information related to specific internal replacement rate percentages.


Life

APPLICATION FOR APPOINTMENT AND CONTRACT

ReliaStar Life Insurance Company, Minneapolis, MN
ReliaStar Life Insurance Company of New York, Woodbury, NY
Security Life of Denver Insurance Company, Denver, CO
A member of the ING family of companies
Service Office: P.O. Box 9190, Des Moines, IA 50306-9190
Phone: (877) 882-5050, Fax: (877) 788-5122

ING

A. APPLICANT INFORMATION *(Include former address if you have lived at your current address less than 2 years.)*

Applicant/Producer Name *(First)* Robert *(Last)* Ionachio *(M.I.)* J

Professional Designations

Date of Birth 4-20-1937 SSN *** FISMA & OMB Memorandum M-07-16 *** Sex: ☑ Male ☐ Female

Producer Residence Street Address 615 River Road

City Kingston State TN ZIP 37763

Producer Phone # 1-866-204-3631 How long at your current residence? Yrs. 20+ Mos.

Former Residence Street Address

City State ZIP

Business Phone # 1-866-204-3631 Business Fax # 865-376-2294

Business Street Address Same As Above

City State ZIP

Application Type: ☐ Individual ☑ Corporate/Agency E-mail Address RJAAdmin@bellsouth.net

Corporate/Agency Name Robert James & Associates Inc TIN

B. ERRORS & OMMISSIONS INFORMATION

Do you have Errors & Omissions (E&O) coverage? ☑ Yes ☐ No

Provide E & O Coverage Carrier *(required)* Policy # *(required)*

C. QUESTIONNAIRE *(Please respond to all questions for you personally and any organization over which you have exercised control. If you answer "Yes" to any questions, you must attach an explanation with all relevant information and supporting documents.)*

1. Are you currently a registered representative with the NASD? ☐ Yes ☑ No
   If yes, please provide C.R.D. Number.
2. Have you ever had an insurance and/or securities license or registration under another name? ☐ Yes ☑ No
   If yes, please provide that name.
3. Have you ever been discharged or permitted to resign from your employment appointment because you were accused of fraud or wrongful taking of property, violating investment-related or insurance-related statutes, regulations, rules or industry standards of conduct, or violating company rules? ☐ Yes ☑ No
4. Within the past 10 years, have you ever initiated bankruptcy proceedings or declared bankruptcy? ☐ Yes ☑ No
5. Do you have any knowledge of an indebtedness to an insurance carrier or financial organization that involves yourself or an organization you have been associated with, or do you have any unsatisfied liens or judgements? ☐ Yes ☑ No
6. Within the past 10 years, has any insurance carrier canceled your contract or appointment for any reason other than lack of production? ☐ Yes ☑ No
7. Within the past 10 years, have you ever had a complaint filed against you that resulted in a fine, penalty, censure, cease and desist order, consent order or disciplinary action? ☐ Yes ☑ No
8. With the exception of routine traffic violations, have you ever been convicted of or pled guilty or nolo contendere (no contest) in a court to a misdemeanor or felony? ☐ Yes ☑ No
9. Are you involved in any pending or current litigation, investigations, complaints, or E & O claims or has any E & O carrier denied, paid claims on, or canceled your coverage? ☐ Yes ☑ No
10. Have you ever been named as a defendant or codefendant in a lawsuit, or have you ever sued or been sued by an insurance company? ☐ Yes ☑ No
11. Has a bonding company ever denied, paid out on, or revoked a surety or fidelity bond for you, or is there any reason you cannot secure a bond? ☐ Yes ☑ No
12. Have you ever been found guilty or nolo contendere (no contest) of violating state insurance department, federal or state securities, or investment-related regulations or statutes, or have you ever had your insurance license or securities registration suspended, revoked, investigated, audited or had a license denied? ☐ Yes ☑ No


VOID
VOID
VOID
VOID

ROBERT JAMES & ASSOCIATES INC
615 RIVER ROAD
KINGSTON TN 37763-6320

4849129

State of Tennessee

AGENT LICENSING SECTION
BUSINESS ENTITY

ROBERT JAMES & ASSOCIATES INC

This is to certify that all requirements of the State of Tennessee have been met.

ID NUMBER: 00003351
LIC STATUS: CURRENT
EFFECTIVE DATE: 02/14/2006
EXPIRATION DATE: 02/13/2007



IN-1313
DEPARTMENT OF
COMMERCE AND INSURANCE

F. AUTHORIZATIONS AND ACKNOWLEDGEMENTS

Print Applicant/Producer Name
(Corporate/Agency Name if applicable) Robert J Tonachio

Applicant/Producer Signature
(Corporate/Agency Officer if applicable) [signature] Date 4/4/06

Corporate/Agency Contact Name Robert James & Associates Inc Telephone # 866-204-3631 Ext 4

I have reviewed the above application and I recommend this Applicant for appointment and contracting, as applicable, and designate Applicant's Compensation Schedules as indicated. I have provided the applicable form numbers prior to the Applicant's signing of this application. I understand that these form numbers may not be changed after the Applicant's signature is obtained.

Print Associate General Agent Name
(if applicable) Brokers International Associate General Agent Code(s) *(if applicable)* ______

Associate General Agent Signature
(if applicable) ______ Date ______

Print General Agent Name
(required unless same as Applicant) ______

General Agent Signature
(required unless same as Applicant) ______ Date ______

General Agent Code(s)

ReliaStar Life: General Account *(7 digit code)* ______ Variable *(5 digit code)* ______

ReliaStar Life of New York: General Account *(7 digit code)* ______ Variable *(5 digit code)* ______

Security Life of Denver: General Account *(6 digit code)* ______ Variable *(6 digit code)* ______

Attention General Agent

Please verify the following critical items are completed.

- ☐ Individual or Corporate information is checked in Part A. For questions about your agency's or corporation's appointment, please call Licensing at 877-882-5050.
- ☐ E&O Coverage Information is listed in Part B. If carrier and policy # are listed in Part B, a copy of the certificate is not needed.
- ☐ All Yes and No questions in Part C have been completed. If there is a "yes" answer, then supporting documentation is included.
- ☐ For Variable Appointments, Broker Dealer Name and Officer Signature are completed in Part D.
- ☐ Producer or General Agent Agreement Type in Part E is checked.
- ☐ Compensation Codes are indicated in Part E.
- ☐ Producer signed Part F.
- ☐ If applicable, any overriding producers are indicated below.
- ☐ If applicable, AGA signed.
- ☐ Your General Agent signature and General Agent code(s) are included.

Please list Producer's full upline or hierarchy.

Level 2 *(if applicable)* ______

Level 3 *(if applicable)* ______

Level 4 *(This level will be the AGA, if applicable.)* ______

Level 5 GA ______

G. ADMINISTRATIVE OFFICE/INTERNAL USE ONLY

Approved by SVP *(please print)* ______ Region Code ______

SVP Signature ______ Date ______

D. BROKER/DEALER INFORMATION *(for Variable Appointment only)*

Broker/Dealer Name ______________________ CRD Number ______________

Broker/Dealer Verification/Recommendation: Broker/Dealer verifies that a background investigation has been conducted on the Applicant, who is a registered representative of Broker/Dealer, and that a copy will be made available upon request. Broker/Dealer recommends that the Applicant be appointed with each Company checked below and attests that it has policies and procedures, to supervise the activities of its registered representatives, that are reasonably designed to achieve compliance with applicable securities laws and regulations.

Broker/Dealer Officer Signature
(Required for Variable Appointment.) ______________________ Date ______________

Broker/Dealer Officer *(please print)* ______________________

E. CONDITIONS AND AGREEMENTS

By signing this Application, I acknowledge and represent that:

- All information furnished by me in this Application is true, correct and complete.
- I understand that no Company has an obligation to approve this Application and I release any Company that does not appoint or contract me from all liabilities.
- I agree not to solicit or sell, as determined by state law, any business until I have been notified by each checked Company that I have been contracted and I am authorized to solicit or sell business for it.
- I have included a copy of a current license for each state in which I do business.
- I authorize any person or entity that may have knowledge of my employment, financial, criminal or other history to release such information to any Company in connection with this Application. I authorize each Company to release any information regarding my Debit Balance to Vector One, or any successor organization. A photocopy of this authorization will be as valid as the original, regardless of the date it is signed.
- **I also acknowledge by my signature below that I authorize the Company, now or in the future, to obtain a consumer and/or investigative consumer report on me, and that I have received from the Company all disclosures required by the Fair Credit Reporting Act.**
- **I have received and read the Agreements, including specified Compensation Schedules, that are listed below and that are incorporated by reference into this Application. I understand and agree that by my signature below, I am agreeing to all of the terms and conditions of the Agreements, including specified Compensation Schedules, that are listed below.**

Check Agreement Type: ☐ General Agent (Order #131419) ☑ Producer (Order #131420)

Check Requested Company Appointments *(If new, attach copies of current licenses)*

☑ ReliaStar Life Insurance Company ☐ ReliaStar Life Insurance Company of New York ☐ Security Life of Denver Life Insurance Company

Indicate Commission Schedule Level Codes[1]

ReliaStar Life Insurance Company

General Account	Level Code[1]	Variable *(For ING Financial Partners Registered Reps Only)*	Level Code[1]
Target Compensation		Target Compensation	
Excess/Renewals		Excess/Renewals	
Term Target Compensation			
Term Renewals			

ReliaStar Life Insurance Company of New York

General Account	Level Code[1]	Variable *(For ING Financial Partners Registered Reps Only)*	Level Code[1]
Target Compensation		Target Compensation	
Excess/Renewals		Excess/Renewals	
Term Target Compensation			
Term Renewals			

Security Life Of Denver Insurance Company

General Account	Level Code[1]	Variable *(For ING Financial Partners Registered Reps Only)*	Level Code[1]
Target Compensation		Target Compensation	
Excess		Excess	
Renewals Years 2 - 10		Renewals	
Renewals Years 11+		Trails	
Trails			

[1] *Enter the 2 digit Level Code from the appropriate Commission Grid (i.e., "07").*



☐
☐

AGENT CONTRACT TRANSMITTAL FORM

(This form should be used for new agent contracting or changes to an existing agent's status)

☐ New Agent with *(check all that apply)*: ☐ Equitable Life ☐ USG
☐ Change of Existing Agent Status

PLEASE FORWARD THE FOLLOWING FORMS:

(1) Completed agent application (#101858 or #102311) signed in two places, once for W-9 (100102) verification and once for contract acceptance; **SUBMIT ORIGINAL APPLICATION AND ALL PAGES OF CONTRACT DATED PRIOR TO 9/15/98 IN ITS ENTIRETY. CONTRACT AND APPOINTMENT CAN NOT BE FINALIZED UNTIL ALL ORIGINAL CONTRACT PAGES ARE RECEIVED.**

(2) Copy of current resident state license-individual and/or agency as needed.

(3) Check for fees must be attached only if requesting a non-resident or first-time license/appointment.

(4) Agent transferring to a different reporting hierarchy must sign the following approval statement:

I understand I have requested Equitable Life Insurance Company of Iowa and/or USG Annuity & Life Company accept my request to transfer my current reporting status in accordance with their transfer policy to the agent or agency listed below.

[signature] 8-20-02
Agent's Signature Date

PLEASE PRINT OR TYPE

Robert J. Ionachio
Agent To Be Contracted

Corporate Name if Other Than Agent

Type of Contract (Such as: LA, MGA II, GA II, GA, Etc.) Existing

PLEASE LIST ALL AGENTS WHO RECEIVE OVERWRITING COMMISSIONS ON THIS APPOINTMENT:

Name	Agent Number
Brokers Choice of America	30 874
Robert Ionachio	35-853

101971

07/12/2001

☐ Equitable Life Insurance Company of Iowa
☒ USG Annuity & Life Company®

Service Office: P.O. Box 1593, Des Moines, IA 50306-1593

APPLICATION FOR AGENT APPOINTMENT

All Questions Must Be Completed **Please Print or Type**

Full Name ROBERT (First) J. (Middle) TOMACHIO (Last)

Business Name ______________________

(Check box for desired mailing address.)

☒ Resident Address 615 River Rd. (Street) Kingston (City) Roane (County) TN (State) 37763 (Zip+4)

☐ Business Address Same (Street) (City) (County) (State) (Zip+4)

Resident Phone (865) 376-1030 Business Phone (865) 376-4925 FAX (865) 376-2294

Date of Birth 4-20-37 Social Security # ***FISMA & OMB Memorandum M-07-16*** OR Taxpayer ID # ______

License # *(attach photocopy)* 0000727195 List states in which you are currently licensed TN, AZ, NC, GA, SC, AL, MI, GA, NA, IN, IL, NJ

List companies appointed with: ING (USG) Transamerica, American National, John Hancock NASD C.R.D. # ______

Referred by: Have been With USG 10 + years How long have you been an agent or broker? 41 years

Identify all family members who are appointed with the Company, or any of its affiliates: N/A

PLEASE RESPOND TO ALL QUESTIONS FOR YOU PERSONALLY AND ANY ORGANIZATION OVER WHICH YOU HAVE EXERCISED CONTROL. IF YOU ANSWER "YES" TO ANY QUESTIONS OTHER THAN THE FIRST ONE, YOU MUST ATTACH AN EXPLANATION WITH ALL RELEVANT INFORMATION AND SUPPORTING DOCUMENTS.

- Do you have Errors & Ommissions coverage? ☒ Yes ☐ No
- Within the past 10 years, has any E & O carrier denied, paid claims on, or canceled your coverage? ☐ Yes ☒ No
- Are you involved in any pending or current litigation, investigations or E & O claims? ☐ Yes ☒ No
- Within the past 10 years, has a bonding or surety company denied, paid out on, or revoked a bond for you? ☐ Yes ☒ No
- Is there any reason why you cannot secure a bond? ☐ Yes ☒ No
- With the exception of routine traffic violations, have you **EVER** been convicted of, or plead guilty or nolo contendere (no contest) in a court to (a) a misdemeanor or ☐ Yes ☒ No
  (b) a felony ☐ Yes ☒ No
  (Such convictions will not automatically disqualify agent candidates. The seriousness and nature of the crime, date of conviction and rehabilitation will be considered.)
- Have you ever been discharged or permitted to resign from your employment because you were accused of:
  (a) violating investment-related or insurance-related statutes, regulations, rules, or industry standards of conduct? ☐ Yes ☒ No
  (b) fraud or the wrongful taking of property? ☐ Yes ☒ No
  (c) violating company rules? ☐ Yes ☒ No
- Does any insurance company or general agent claim you owe them money? ☐ Yes ☒ No
- Have you **EVER** had your insurance license suspended or revoked? ☐ Yes ☒ No
- Have you **EVER** had a securities license or registration suspended or revoked? ☐ Yes ☒ No
- Within the past 10 years, have you ever had a complaint filed against you that resulted in a fine, penalty, cease or desist order, censure or consent order? ☐ Yes ☒ No
- Are there any outstanding or pending judgments, liens, or tax liens against you? ☐ Yes ☒ No
- Have you ever defaulted on a (a) promissory note, or (b) any other debt, including consumer or credit card debt? ☐ Yes ☒ No
- Within the past 5 years, have you ever initiated bankruptcy proceedings or been declared bankrupt? ☐ Yes ☒ No
  (Attach a copy of court papers.)

I hereby certify that my answers to the questions contained in this application are true and correct. I acknowledge that the Company has informed me of the Company's practice to conduct routine investigative reports on agents for licensing purposes, initial and renewal state appointments, and at any time the Company at its discretion, deems it necessary to conduct background investigations. I expressly authorize the Company to conduct these investigations and authorize all persons and entities (including past and present employers) to provide the Company all requested information. I release from liability all persons and entities which supply said information to the Company and agree to hold the Company harmless from any liability for conducting this investigation. I authorize the Company to use these investigative reports and to provide these reports and any other pertinent information to all ING affiliate companies and to third parties where the third parties' legal interests and/or obligations are involved. I also authorize the Company to distribute any financial, business, legal, tax or work performance history regarding me that it receives from third parties or from any ING affiliate companies or which is generated by the Company or from the ING affiliate companies' data source that is not part of the investigative report, to all ING affiliate companies or to third parties including but not limited to agents or agencies that assume my debt balance responsibilities. I certify that I have reviewed this application and acknowledge that this application will form a part of my agent contract with the Company. I further understand that if any information provided in this application is found to be incorrect or incomplete, it will be grounds for rejecting this application or for termination of my contract, all in the sole discretion of the Company.

CONTINUED NEXT PAGE

CSP 35853

Under penalty of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (b) the IRS has notified me that I am no longer subject to backup withholding.

INSTRUCTIONS: You must strike out the language certifying that you are not subject to backup withholding due to underreporting if the IRS has notified you that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return and you have not received notice from the IRS advising that backup withholding has terminated.

The Internal Revenue Service does not require your consent to any provision of this document other than the certification required to avoid backup withholding.

[signature] 8-20-02
Signature of Applicant Date

Agent's Licensing Contract

Equitable Life Insurance Company of Iowa ("ELIC") and/or USG Annuity & Life Company ("USG"), as indicated by the undersigned [illegible] by a mark in the applicable box(es) on the [illegible] (hereinafter [illegible] "Company", "we", or "us" as the case may be, and [illegible] "Agent", "You", or "Your" in [illegible] [illegible] in the Contract and Commission Schedule(s) attached hereto and made a part hereof, mutually agree to the terms of said Contract.

I hereby certify that the agent's licensing contract [illegible] have signed has not been altered, modified or changed by me in any manner and that I agree to be bound by the provisions of that agent's licensing contract.

SIGNATURE OF AGENT [signature]

AGENT OR AGENCY (please type) Robert Tonachio

EQUITABLE LIFE INSURANCE COMPANY OF IOWA USG ANNUITY & LIFE COMPANY

[signature]
Chris D. Schreier, President

Commission Schedule Form No. MD

Producer Code 35853

Effective date of this agreement is 10-15-02
Date

This Contract will be of no force or effect unless countersigned below by an authorized employee of the Company.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA USG ANNUITY & LIFE COMPANY

COUNTERSIGNED [signature]

(The following provisions shall be given full force and effect even though the signatures of the parties precede these provisions.)

AGENT'S LICENSING CONTRACT

1. General Covenants and Definitions.

a. You shall be duly licensed by the applicable state insurance departments having jurisdiction. You shall operate your business in strict conformance with all applicable laws and regulations and in conformity with the rules and regulations of the Company.

b. You agree to exert your best efforts in keeping all insurance effected under this Contract in full force and effect.

c. You agree to be bonded and insured in such manner as we may, in our discretion, require.

d. Nothing contained in this Contract shall create, or shall be construed to create, the relationship of an employer and employee between the Company and you.

e. For the purposes of this Contract, "agents and subagents" shall mean you and your employees, any agent or broker you obtain or solicit who becomes a contracted agent or broker with the Company, and any agent or broker subsequently appointed or obtained by any agent or broker appointed by the Company directly or indirectly through you or any agent or broker network you have contracted.

f. All appointments of agents and subagents by you to submit business under this Contract shall be subject to written approval by us. We reserve the right to terminate any such appointments at any time.

g. We reserve the right, in our sole discretion, to retain, reassign or terminate agents appointed by you or to you and to reassign or transfer such agents directly to us or to any of our other agents without any obligation to you. You will have no right to future compensation of any kind or type for production written by or through such agents after such reassignment or termination or after your termination of contract with us.
We have the right to communicate directly with any of the agents appointed by or to you.

2. Delivery.

a. Delivery of a policy may be made only if (1) the proposed insured at the time of delivery is, to the best of your knowledge and belief, in as good a condition of health and insurability as is stated in the application for such policy; (2) the first premium has been fully paid; and (3) sixty (60) days has not elapsed from the date said policy was issued by the Company.

b. A policy not so delivered shall be immediately returned to the Company so that it is physically received by the Company no later than three (3) days thereafter.

c. For each policy issued in a form as applied for and returned for cancellation on account of nonacceptance by the applicant or which is rewritten by us at your request, we may require you, upon request, to reimburse us for the cost of underwriting requirements.

3. Settlement.

Only the initial premium on applications procured by or through you may be collected by you. All premium settlements shall be by federal funds wire or by check payable to the Company, received subject to collection. Premium payments shall not be collected by you in cash. All premiums received by you or your agents and subagents are received as a fiduciary trust, and all premium settlement, entire or partial, taken with an application or taken upon delivery of the policy, shall be immediately forwarded to us.

4. Limitations.

a. You are not authorized, and are expressly forbidden, to bind the Company by any promise or agreement, to incur any debt, expense or liability in its name or account, to enter into any legal proceedings in connection with any matter pertaining to our business, or to waive or alter any of the provisions of any policy issued by us.

b. Except for that provided by the Company, any material, supplies, advertising or other printed matter mentioning the Company by name or relating to any of its products may be used, or be permitted to be used, only with our prior written approval.

5. Discontinuance of Policy Forms.

Without liability to you, we may in our sole discretion, at any time and from time to time (1) retire from any territory; (2) discontinue and/or withdraw any policy form in any territory without prejudice to our right to continue use of said form in any other territory; (3) discontinue and/or withdraw any policy form in all territories; and (4) resume the issuance or use of any policy form in any territory or territories at any time.

6. Assignment.

Neither this Contract, nor any of your rights under it, may be assigned, pledged or hypothecated, without the prior written consent of the Company. The Company does not assume any responsibility for, or guarantee the validity or sufficiency of, any assignment. No assignment shall be operative while any indebtedness to the Company remains unsatisfied and any such assignment shall be subject to any existing or future indebtedness of yours to us hereunder.

7. Liability.

You shall be jointly and severally liable, with your agents and subagents to the Company for the payment of all monies, including any advances or liabilities due and/or owed to the Company, including any affiliated entity of the Company, by you or your agents and subagents. Liabilities due and/or owed include any advances or liabilities under this Contract and your agents and subagents contract; liabilities created by your agent's and subagent's misfeasance and/or malfeasance concerning the Company's (or any of its affiliates) business and any other amount due under a contract, agreement or arrangement of any kind between said agents and subagents with the Company (or any of its affiliates). The determination of the amount of any liabilities or advances due and/or owed shall be at the sole discretion of the Company. The parties hereto agree the Company retains the absolute and unilateral right to settle and resolve all claims or causes of action, in its sole discretion, raised or asserted by any person, concerning the actions by you, or your agents and subagents. Your joint and several liability shall not be contingent on your input or participation or notice of or concerning any such claims or assertions. Such monies due from you shall be debited on the books of the Company with the amount of such obligation, when the same is due and unpaid from you or your agents and subagents to the Company, and on demand, you shall promptly pay the Company the amount of such debt. Any such debt, together with interest thereon at the rate of 1 1/2% per month or the maximum legal rate, whichever is less, or other liability owed by you to the Company (or any of its affiliates) may be set off by the Company, at any time, against any sums due from the Company to you, and a first lien is hereby reserved to the Company thereon for the satisfaction of any such debt or liability.

8. Notices.

Any notice or demand required or permitted to be given under this Contract shall be in writing and shall be deemed effective (unless this Contract provides for a different period of time) upon the personal delivery thereof if delivered, or if mailed, forty-eight hours after having been deposited in the United States mails, postage prepaid, or sent by any electronic means for which confirmation of receipt can be shown, and addressed in the case of Company to its then principal place of business, and in the case of you to the address set forth in this Contract. Either party may change the address to which such notices are to be addressed by giving the other party notice in the manner herein set forth.

9. Commissions.

a. First year and renewal commissions shall be fully vested to you as they accrue.

b. We shall pay you the commissions computed on the commissionable premiums paid to, received and accepted by us on applications procured by you in accordance with this Contract at the rate and under the conditions as set forth in the Commission Schedule(s) referred to on the signature page, as amended from time-to-time by the Company.

c. No commissions will be payable on premiums paid in advance until after the due dates of the respective premiums so paid in advance, and then only if the policy is in force and effect on such due date.

d. We reserve the right notwithstanding the provision of paragraph 12 hereof, to unilaterally revise the commission rates or conditions on any one or all of the policy forms or schedules at any time at our sole discretion, but such revision shall apply only to applications for insurance thereafter received by us.

e. If any insurance procured hereunder is subsequently converted to, or replaced by, some other form of policy, the commissions payable, if any, under such new insurance shall be paid to you only if such conversions or replacement is effected by or through you.

f. The Company reserves the right to establish an aggregate minimum dollar amount for commission checks to be issued. Such minimum amount will be set forth in the Commission Schedule(s) referred to on the signature page, as amended from time-to-time by the Company, the minimum amount may be changed by the Company at its sole discretion without notice.

g. You shall not be entitled to commissions on premiums waived or paid by us under the disability waiver of premium provisions or waiver of premium upon death or disability of the applicant (payor benefit) provisions of any policy.

h. Should the Company, in its sole discretion, deem it appropriate at any time to cancel a policy and refund any premium on which you or your agents and subagents, were paid any commission, then such commission shall be charged back.

i. Commissions on benefit riders, term riders, replacement policies and conversions shall be payable in accordance with Company practices at the time the coverage is issued, converted or replaced, as the case may be.

10. Severability.

Any provision of this Contract which shall prove to be invalid, void or illegal shall in no way affect, impair or invalidate any other provision hereof, and such other provisions shall remain in full force and effect.

11. Non-Waiver.

The forbearance or neglect of the Company to insist upon strict compliance by you with any of the provisions of this Contract, whether continuing or not, or to declare a termination against you, shall not be construed as a waiver of any of the Company's rights or privileges hereunder. No waiver of any right or privilege of the Company arising from any default or failure of performance by you shall affect the Company's rights or privileges in the event of a further default or failure of performance.

12. Entire Agreement.

This Contract contains the entire agreement between us with respect to the subject matter hereof and supersedes all prior oral and written agreements, understandings and commitments between us. No amendments to this Contract may be made except by writing signed by you and an officer of the Company.

13. Construction and Venue.

To the fullest extent controllable by our stipulation, this Contract shall be construed in accordance with the laws of Iowa applicable to contracts performed entirely within the State. Any action to enforce the provisions thereof, or arising from the actions of any party in connection therewith, shall be brought in the District Court in Polk County, Iowa, except such action as may be necessary by Company to protect, preserve and realize its interest in your assets located in another jurisdiction.

14. Waiver of Jury Trial.

The Agent and Company hereby irrevocably waive all right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Contract, or any instrument or document delivered in connection therewith.

15. Termination.

a. Except to the extent prohibited by applicable law, this Contract shall be automatically terminated in the event of your (1) ceasing to be licensed, including being placed on suspended status, as required by an applicable state insurance department having jurisdiction; or (2) committing a felony; or (3) withholding or misappropriating any money or property belonging to us; or (4) failing to comply with the laws, rules or regulations of any federal, state or other governmental agency or body having jurisdiction under the Contract; (5) committing any fraud; (6) committing an act of embezzlement; or (7) death (or, if you are a partnership or a corporation, upon any event legally or contractually causing the dissolution of the partnership or corporation. However, we may continue to rely on this Contract as existing before such dissolution until we receive formal written notice of dissolution). Should you be terminated under this subsection (a), subparagraphs (2) through (6), you will forfeit all your rights to any further payments under this Contract. For purposes of determining whether this Contract has been breached under this subsection (a), the acts of all your employees, agents, and subagents, as the case may be, shall be deemed your acts.

b. The Company may terminate this Contract, at any time, upon giving notice, (as provided in Section 8) in the event of (1) its involuntary assignment for benefit of your creditors; or (2) your bankruptcy; or (3) your subjecting us to liability due to your misfeasance or malfeasance; (4) your failing to conform to the rules and regulations of Company; (5) your failing to pay any indebtedness to the Company on demand; (6) your replacing any of the Company's policies with another company's; or (7) your total and permanent disability. Should you be terminated under this subsection (b), subparagraphs (1) through (6), you will forfeit all your rights to any further payments under this Contract . For purposes of determining whether this Contract has been breached under this subsection (b), the acts of all of your employees, agents and subagents, as the case may be, shall be deemed your acts.

c. This Contract may also be terminated by either party without cause by giving fifteen (15) days written notice to the other party. The right of termination under this subsection (c) is not restricted by the provisions for termination in (a) or (b) above. Additions to in force cases may be permitted, provided the Plan under which the case was originally issued is then being issued, and shall be commissionable in accordance with the practice of the Company then in effect.

d. Upon any termination of this Contract, you shall immediately pay in cash any sums due hereunder and shall immediately deliver to us all of the previously furnished materials, supplies, advertising and any other printed matter which mentions the Company by name, our rate books, and all other such supplies connected with our business, excepting only those items which the Company shall specifically notify you in writing, you are then permitted to maintain for servicing purposes.

e. The obligations of you, your agents and subagents arising under the Contract shall survive the termination of this Contract, whether such obligations arose prior or subsequent to the termination of this Contract.

Under penalty of perjury, I certify that:

1. **The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and**
2. **I am not subject to backup withholding because: (a) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (b) the IRS has notified me that I am no longer subject to backup withholding.**

INSTRUCTIONS: You must strike out the language certifying that you are not subject to backup withholding due to underreporting if the IRS has notified you that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return and you have not received notice from the IRS advising that backup withholding has terminated.

The Internal Revenue Service does not require your consent to any provision of this document other than the certification required to avoid backup withholding.

[signature] Signature of Applicant — Date 8-20-02

Agent's Licensing Contract

Equitable Life Insurance Company of Iowa ("ELI") and/or USG Annuity & Life Company ("USG"), as selected by the undersigned Person by a mark in the applicable box(es) on the application contract (hereinafter individually and/or collectively called the "Company", "we", or "us" as the case may be, and by which reference can mean any of ELI and/or USG) and the undersigned Person (hereinafter called "Agent", "You", or "Yourself"), in consideration of your undertaking to sell the Company's products for the consideration as stated in the Contract and Commission Schedule(s) attached hereto and made a part hereof, mutually agree to the terms of said Contract.

TO BE COMPLETED BY APPLICANT

I hereby certify that the agent's licensing contract attached to the original of the application for agent appointment which I have signed has not been altered, modified or changed by me in any manner and that I agree to be bound by the provisions of that agent's licensing contract.

SIGNATURE OF AGENT [signature]

AGENT OR AGENCY (please type) ____________________

TO BE COMPLETED BY HOME OFFICE

EQUITABLE LIFE INSURANCE COMPANY OF IOWA   USG ANNUITY & LIFE COMPANY®

[signature]
Chris D. Schreier, President

Commission Schedule Form No. ____________________

Producer Code ____________________

Effective date of this agreement is ____________________
Date

This Contract will be of no force or effect unless countersigned below by an authorized employee of the Company.

EQUITABLE LIFE INSURANCE COMPANY OF IOWA   USG ANNUITY & LIFE COMPANY

COUNTERSIGNED ____________________

☐ Equitable Life Insurance Company of Iowa
☐ USG Annuity & Life Company*
☐ United Life & Annuity Insurance Company

Service Office: P.O. Box 1593, Des Moines, IA 50306-1593

FAIR CREDIT REPORTING ACT DISCLOSURE

A consumer report may be obtained, and used, by Equitable/USG/United Life in connection with the consideration of your application. A consumer report is any written, oral, or other communication of any information by a consumer reporting agency bearing on your credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics, or mode of living.

By signing below, you acknowledge that you have received and understand this Disclosure, and you authorize Equitable/USG/United Life to obtain consumer reports relating to you.

8-20-02
Date

Robert J. Tonacchio
Applicant's Name (Printed or Typed)

615 River Rd
Mailing Address

Kingston
City

TN
State

37763
Zip

*** FISMA & OMB Memorandum M-07-16 ***
Social Security Number

[signature]
Applicant's Signature

______ **California, Minnesota and Oklahoma Applicants Only.** Please check here to have a copy of your consumer report sent directly to you by the appropriate credit repository.

C ______

T ______

102554

09/07/2000



ROBERT JAMES & ASSOCIATES
BOB TONACHIO
615 RIVER ROAD
KINGSTON, TN 37763

Fax Transmittal Form

To: JOSLYN TROY

Organization Name/Dept: ECA Marketing
Phone number:
Fax number: 952.693.4587

FROM: JENNIFER TONACHIO

Phone: 800-530-5700
Fax: 865-376-2294
Email: rjajennifer@bellsouth.net

- ☐ Urgent
- ☐ For Review
- ☐ Please Comment
- ☐ Please Reply

Date sent: 03/04/04
Time sent: 2:40 P EST

Number of pages including cover page: 2

Message:

ING

Independent General Agency Producer Transmittal

REQUEST FOR APPOINTMENT

☐ General Account & Variable ☐ General Account Only ☐ Variable Only

Applicant requests appointment with the following ING life insurance company(ies):

☒ ReliaStar Life Insurance Company (RL)
☐ Security Life of Denver Insurance Company (SLD)
☐ ReliaStar Life Insurance Company of New York (RLNY)

ALERT:
*New Business has been submitted by this agent for the following company(ies):
(*In Accordance with State Insurance Business Regulations)

☐ Southland Life ☐ ReliaStar Life ☐ ReliaStar Life of New York ☐ Security Life of Denver

PRODUCT LINE MUST BE INDICATED: ☐ General Account or Term ☐ VUL

Name of Producer/Registered Representative applying for appointment: Robert J Tonachio

Name of Company/Corporation/Agency: ______

Name of Broker/Dealer (if applicable): ______

✓ New Producer
(complete and attach the Application for Life Appointment and Contract #128225)

___ Change in Hierarchy Level/Compensation/Level
(complete and attach page 2&3, part D on form 128225)

CONTRACTING CHECKLIST

Along with the ING Application for Appointment, the following items have been completed and are included in this file:

Required Documents:

___ Current copy of insurance licenses for all states and product types (fixed and variable) in which you are requesting appointment

___ State specific forms with original agent signature, if required (Contact ING Contracting/Licensing for specifics)

___ Errors & Omissions Insurance Documentation (*Copy of Declarations Page or Certificate of Liability Coverage*)

___ NASD CRD Status Report (for variable business only)

NOTE: Unless contracted with an ING company in the last 30 days, must submit all items listed in the Required Documents section.

MANAGEMENT HIERARCHY

General Agent ECA Marketing, Inc. General Agent # 6856000

Producer/Registered Representative's Immediate Upline ______ Immediate Upline # ______

Send starter kit ☒ Yes ☐ No

Mail to: ING Service Center, P.O. Box 9190, Des Moines, IA - 50306-9190 - Fax: 877-780-5122 - Phone: 877-882-5050

ING

Independent General Agency Producer Transmittal

REQUEST FOR APPOINTMENT

☐ General Account & Variable ☐ General Account Only ☐ Variable Only

Applicant requests appointment with the following ING life insurance company(ies):

☒ ReliaStar Life Insurance Company (RL)
☐ Security Life of Denver Insurance Company (SLD)
☐ ReliaStar Life Insurance Company of New York (RLNY)

ALERT:

***New Business has been submitted by this agent for the following company(ies):**
(*In Accordance with State Insurance Business Regulations)

☐ Southland Life ☐ ReliaStar Life ☐ ReliaStar Life of New York ☐ Security Life of Denver

PRODUCT LINE MUST BE INDICATED: ☐ General Account or Term ☐ VUL

Name of Producer/Registered Representative applying for appointment: Robert J Tonachio

Name of Company/Corporation/Agency: ____________________

Name of Broker/Dealer (if applicable): ____________________

✓ **New Producer**
(complete and attach the Application for Life Appointment and Contract #128225)

___ **Change in Hierarchy Level/Compensation/Level**
(complete and attach page 2&3, part D on form 128225)

CONTRACTING CHECKLIST

Along with the ING Application for Appointment, the following items have been completed and are included in this file:

Required Documents:

___ Current copy of insurance licenses for all states and product types (fixed and variable) in which you are requesting appointment

___ State specific forms with original agent signature, if required (Contact ING Contracting/Licensing for specifics.)

___ Errors & Omissions Insurance Documentation (*Copy of Declarations Page or Certificate of Liability Coverage*)

___ NASD CRD Status Report (for variable business only)

NOTE: Unless contracted with an ING company in the last 30 days, must submit all items listed in the Required Documents section.

MANAGEMENT HIERARCHY

General Agent ____________________ General Agent # ____________

Producer/Registered Representative's Immediate Upline ____________ Immediate Upline # ____________

Send starter kit: ☐ Yes ☐ No

Mail to: ING Service Center, P.O. Box 9190, Des Moines, IA · 50306-9190 · Fax: 877-788-5122 · Phone: 877-882-5050

128152 (10/03)



ING Service Center
909 Locust St.
Des Moines, IA 50309
Fax: 877-788-5122

ReliaStar Life Insurance Company
ReliaStar Life Insurance Company of New York
Security Life of Denver Insurance Company
("Company")

APPLICATION FOR LIFE APPOINTMENT AND CONTRACT

PART A - Personal Information

Please check type of application: [X] Individual [ ] Corporate/Agency

Last Name	First Name	M.I.	Birthdate Month	Day	Year	Age	Sex	Professional Designations:
Tonachio	Robert	J	04	20			M	CSA email: robjames1@msn.com

Residence Address (Street, City, State, County, Zip)	
615 River Road Kingston TN Roane 37763	Residence Telephone: 865-376-1030 Residence Fax: 865-376-2294
Business Address (Street, City, State, County, Zip) SAME AS ABOVE	Business Telephone: 865-376-4925 Business Fax: 865-376-2294
Lived at Residence Address: Yrs 23 Mos —	Former Address (Street, City, State, Zip) *(if at current residence less than 2 years)*
Social Security #: *** OMB Memorandum M-07-16 ***	
Individual(s) Authorized on Corporate/Agency License *(attach separate sheet if needed)*:	
Corporate/Agency Name:	Federal Tax ID #:

PART B - Background Information

CHECK "Yes" or "No" - ***If the answer to ANY of the following questions is "YES," give full details on another sheet and attach. Failure to disclose information could result in denial of appointment.***

Question	Yes	No
1. Have you ever had a life insurance and/or securities license under another name? If yes, give name:	[ ]	[X]
2. Have you attached a copy of your Errors & Omissions coverage? (copies required to complete contracting)	[X]	[ ]
3. Have you ever been discharged or permitted to resign from your employment/appointment because you were accused of:		
a) violating investment-related or insurance-related statutes, regulations, rules or industry standards of conduct?	[ ]	[X]
b) fraud or wrongful taking of property?	[ ]	[X]
c) violating company rules?	[ ]	[X]
4. Within the past 10 years, have you ever initiated bankruptcy proceedings or declared bankruptcy?	[ ]	[X]
5. Do you have any unsatisfied liens or judgements?	[ ]	[X]
6. Do you have any knowledge of an indebtedness to an insurance carrier or financial organization that involves yourself or an organization you have been associated with?	[ ]	[X]
7. Within the past 10 years, has any insurance carrier canceled your contract or appointment for any reason other than lack of production?	[ ]	[X]
8. Have you ever had your insurance license or securities registration suspended, revoked, investigated or audited?	[ ]	[X]
9. Have you ever had a complaint or regulatory action filed against you that resulted in:		
a) a fine or penalty?	[ ]	[X]
b) censure?	[ ]	[X]
c) cease and desist order?	[ ]	[X]
d) consent order?	[ ]	[X]
10. With the exception of routine traffic violations, have you ever been convicted of or pled guilty or nolo contendere (no contest) in a court to:		
a) a misdemeanor?	[ ]	[X]
b) a felony?	[ ]	[X]
11. Are you involved in any pending or current litigation, investigations or E & O claims?	[ ]	[X]
12. Within the past 10 years, has any E & O carrier denied, paid claims on, or canceled your coverage?	[ ]	[X]
13. Have you ever sued or been sued by an insurance company?	[ ]	[X]
14. Have you ever been named as a defendant or codefendant in a lawsuit involving the sale or marketing of an insurance or securities product?	[ ]	[X]

PART C - Broker/Dealer Information for Variable Appointment Requests

☐ ReliaStar Life Insurance Company ☐ ReliaStar Life Insurance Company of New York ☐ Security Life of Denver Insurance Company

1. Name of Broker/Dealer:	CRD Number:
2. I hold Series: ☐ 6 ☐ 7 ☐ 24 ☐ 26 ☐ 63 ☐ Other	

Broker/Dealer Verification/Recommendation: Broker/Dealer verifies that a background investigation has been conducted on the Applicant, who is a registered representative of Broker/Dealer, and that a copy will be made available upon request. Broker/Dealer recommends that Applicant be appointed with each Company checked below and attests that it has policies and procedures to supervise the activities of its registered representatives that are reasonably designed to achieve compliance with applicable securities laws and regulations.

Broker/Dealer Name:	Broker/Dealer Officer: (Print)
Broker/Dealer Officer Signature:	Date:

PART D - Conditions and Agreements

By signing this Application, I acknowledge and represent that:

- All information furnished by me in this Application is true, correct and complete
- I understand that no Company has an obligation to approve this Application and I release any Company that does not appoint or contract me from all liabilities
- I agree not to solicit or sell, as determined by state law, any business until I have been notified by each checked Company that I have been contracted and I am authorized to solicit or sell business for it.
- I have received and signed the Fair Credit Reporting Act Disclosure form.
- I have included a copy of a current license for each state in which I do business.
- I authorize any person or entity that may have knowledge of my employment, financial, criminal or other history to release such information to any Company in connection with this Application; and I authorize each Company to release any information regarding my Debit Balance to Vector One, or any successor organization. A photocopy of this authorization will be as valid as the original, regardless of the date it is signed.
- **I have received and read the Agreements, including specified Compensation Schedules, that are listed below and that are incorporated by reference into this Application. I understand and agree that by my signature below, I am agreeing to all of the terms and conditions of the Agreements, including specified Compensation Schedules, that are listed below.**

Check type of Agreement:
☐ General Agent (Exhibit # 131419)
☒ Producer (Exhibit # 131420)

Check Company Appointments:
☐ New: as indicated by Compensation Schedules
☐ Add Company: checked below
☐ Add State: (attach copies of current licenses)

Modification of existing Compensation Schedules
☐ Yes (Indicate new Compensation Schedule going forward)

☒ **ReliaStar Life Insurance Company** ☐ **ReliaStar Life Insurance Company of New York** ☐ **Security Life of Denver Insurance Company**

Indicate Compensation Schedule Form Numbers:

Form # 060606D A

Form #

Print Applicant Name: Robert J Tonachio	Corporate/Agency Contact Name:
Applicant Signature: [signature]	Date: 2/27/04

I have reviewed the above application and I recommend Applicant for appointment and contracting, as applicable, and designate Applicant's Compensation Schedules as indicated. I have completed the applicable form numbers prior to Applicant's signing of this Application. I understand that these form numbers may not be changed after the Applicant's signature is obtained.

Print Recruiting Producer Name (when applicable)	Recruiting Producer Code:
Recruiting Producer Signature (when applicable)	Date:
Print General Agent Name: EGA Marketing, Inc.	General Agent Code: 1685 6000
General Agent Signature *(required unless same as Applicant)* Elliott S Cobb	Date: 3/1/04
Home Office Internal Use Only	
Approved by SVP (please print name)	Region Code:
SVP Signature	Date:

PART C - Broker/Dealer Information for Variable Appointment Requests

☐ ReliaStar Life Insurance Company ☐ ReliaStar Life Insurance Company of New York ☐ Security Life of Denver Insurance Company

1. Name of Broker/Dealer:	CRD Number:
2. I hold Series: ☐ 6 ☐ 7 ☐ 24 ☐ 26 ☐ 63 ☐ Other ____________	
Broker/Dealer Verification/Recommendation: Broker/Dealer verifies that a background investigation has been conducted on the Applicant, who is a registered representative of Broker/Dealer, and that a copy will be made available upon request. Broker/Dealer recommends that Applicant be appointed with each Company checked below and attests that it has policies and procedures to supervise the activities of its registered representatives that are reasonably designed to achieve compliance with applicable securities laws and regulations.	
Broker/Dealer Name:	Broker/Dealer Officer: (Print)
Broker/Dealer Officer Signature:	Date:

PART D - Conditions and Agreements

By signing this Application, I acknowledge and represent that:

- All information furnished by me in this Application is true, correct and complete.
- I understand that no Company has an obligation to approve this Application and I release any Company that does not appoint or contract me from all liabilities.
- I agree not to solicit or sell, as determined by state law, any business until I have been notified by each checked Company that I have been contracted and I am authorized to solicit or sell business for it.
- I have received and signed the Fair Credit Reporting Act Disclosure form.
- I have included a copy of a current license for each state in which I do business.
- I authorize any person or entity that may have knowledge of my employment, financial, criminal or other history to release such information to any Company in connection with this Application; and I authorize each Company to release any information regarding my Debit Balance to Vector One, or any successor organization. A photocopy of this authorization will be as valid as the original, regardless of the date it is signed.
- **I have received and read the Agreements, including specified Compensation Schedules, that are listed below and that are incorporated by reference into this Application. I understand and agree that by my signature below, I am agreeing to all of the terms and conditions of the Agreements, including specified Compensation Schedules, that are listed below.**

Check type of Agreement:

☐ General Agent (Eship # 131419)
☐ Producer (Eship # 131420)

Check Company Appointments:

☐ New: as indicated by Compensation Schedules
☐ Add Company: checked below
☐ Add State: (attach copies of current licenses)

Modification of existing Compensation Schedules

☐ Yes (Indicate new Compensation Schedule going forward)

☐ **Reliastar Life Insurance Company** ☐ **Reliastar Life Insurance Company of New York** ☐ **Security Life of Denver Insurance Company**

Indicate Compensation Schedule Form Numbers:

Form # ____________ ____________ ____________

Form # ____________ ____________ ____________

Print Applicant Name: Robert J Tonachio	Corporate/Agency Contact Name:
Applicant Signature: [signature]	Date: 2/27/04

I have reviewed the above application and I recommend Applicant for appointment and contracting, as applicable, and designate Applicant's Compensation Schedules as indicated. I have completed the applicable form numbers prior to Applicant's signing of this Application. I understand that these form numbers may not be changed after the Applicant's signature is obtained.	
Print Recruiting Producer Name (*when applicable*)	Recruiting Producer Code:
Recruiting Producer Signature (*when applicable*)	Date:
Print General Agent Name *(required unless same as Applicant)*	General Agent Code:
General Agent Signature *(required unless same as Applicant)*	Date:
Home Office Internal Use Only	
Approved by SVP (please print name)	Region Code:
SVP Signature	Date:



ReliaStar Life Insurance Company
ReliaStar Life Insurance Company of New York
Security Life of Denver Insurance Company
("Company")
ING Service Center
909 Locust St.
Des Moines, IA 50309

ING Life Companies Producer Agreement

In consideration of the following terms and conditions, this ING Life Companies Producer Agreement (the "Agreement") is between the following parties, and made effective as of the Effective Date stated in the Producer's ING Life Companies Application for Appointment and Contract, or __________________, whichever is later.

I. Parties

A. Company: ReliaStar Life Insurance Company
ReliaStar Life Insurance Company of New York
Security Life of Denver Insurance Company
Address: c/o ING Service Center
Attn: Distributor Services
909 Locust St.
Des Moines, IA 50309
Fax: 877-288-5122
Email: lifelicensing@us.ing.com

B. Producer: Robert J Tonachio
(individual or legal entity)

Address: 615 River Road
Street
Kingston TN 37763
City State Zip

Fax: 865-376-2294

Email: robjames1@msn.com ; rjabobby@msn.com

II. Definitions

A. "Application" means any part of a formal request for a new Contract or a change or addition to an inforce Contract.

B. "Company" means any of the above named companies with which Producer is appointed and its respective officers, directors, employees and assigns. "Issuing Company" means the specific company issuing a Contract. If Producer is appointed with more than one Company it is agreed that this Agreement is to be construed as a separate and distinct agreement between Producer and each of the Companies with which Producer is appointed. Except with respect to recovery of any Debit Balance in accordance with the provisions of this Agreement, the rights, obligations and responsibilities between Producer and one Company are distinct from the rights, obligations and responsibilities between Producer and any one of the other Companies. No Company will have responsibility or liability for the acts or omissions of any of the other Companies under this Agreement.

C. "Compensation Schedule" means any Issuing Company Compensation Schedule containing amounts payable on the sale of a Contract, whether to a General Agent or a Producer and includes, but is not limited to, commission schedules and bonus schedules.

D. "Contract" means a life insurance contract (including riders, endorsements, amendments, or other modifications of benefits or coverage) issued by the Issuing Company, in its sole discretion, as a result of an Application attributable to Producer while this Agreement is inforce.

E. "Debit Balance" means any amount owed by Producer to a Company or to an ING Affiliate Company, as defined below, that is not paid when due, including but not limited to, a debt resulting from a refund of premium, payment of compensation, chargeback, loan, advance, annualization, settlement or indemnification obligation.

F. "First Commissionable Event" means the first date on which the Issuing Company applies premium to a Contract that is issued and inforce; and does not include advances.

G. "General Agent" means an individual or legal entity who is:
1. Licensed to sell insurance contracts; and
2. Appointed with a Company and holds an ING Life Companies General Agent Agreement.
The term "General Agent" includes the General Agent and its heirs, representatives, officers, directors, employees and assigns.

H. "Guidelines" means the ING Business Guidelines, as amended from time to time.

I. "ING Affiliate Company" means any legal entity, other than a Company, that is a subsidiary of ING America Insurance Holdings, Inc.

J. "Notice" means written notice:
1. Deemed given when:
   a. Received by facsimile or e-mail transmission; or
   b. Placed in the U.S. mail, postage prepaid; or
   c. Sent by overnight courier service; and

2. Addressed to:
   a. The applicable address, facsimile number, or e-mail address stated on the first page of this Agreement, unless Notice has been given to the other party of a change of address; or
   b. For the Producer, the last known address, facsimile number, or e-mail address as shown in the Company records; or
   c. For Company, the current mailing address, facsimile number, and e-mail address of the ING Service Center in Des Moines, IA, as posted on the Company Producer/Distributor Website.

K. "Producer" means an individual or legal entity who is:
1. Licensed to sell insurance contracts; and

2. Appointed with a Company and holds an ING Life Companies Producer Agreement; and

3. Designated by a General Agent in an ING Life Companies Application for Appointment and Contract form.

The term "Producer" includes the Producer and its heirs, representatives, officers, directors, employees and assigns. A Producer (who may then be referred to as the "Recruiting Producer") may also designate another Producer in an ING Life Companies Application for Appointment and Contract form.

L. "Producer/Distributor Website" is a website for General Agents and Producers that provides information regarding the Company that may be amended and renamed from time to time. In 2003, it is known as the Virtual Financial Center.

III. Producer

A. Distribution

1. Producer agrees to use its best efforts to find appropriate purchasers for Contracts.

2. Producer agrees that this Agreement does not grant any exclusive territory or contract to Producer and Company may provide continuing service directly to the Contract owners and their representatives.

B. Compliance. Producer agrees to:

1. Give immediate Notice to Company of any change in its current mailing address, facsimile number and email address; and

2. Give immediate Notice to Company if Producer is convicted of a felony; and

3. At all times be properly licensed under all applicable state laws; and

4. Comply with all applicable state and federal laws and regulations, including but not limited to, any replacement regulations; and

5. Conduct all business involving Company in accordance with the Guidelines, including but not limited to, the replacement and Anti-Money Laundering policies. The Producer acknowledges that it has received and read the Guidelines, which are attached to and made a part of this Agreement. The Guidelines, as amended from time to time, are also posted on the Producer/Distributor Website; and

6. Use only advertising and sales materials, including illustrations, that are approved by Company prior to use; and

7. Comply with Company procedures, as stated in the Guidelines, prohibiting unfair competition and rebating, even in states where rebating is not illegal under state law; and

8. Implement procedures providing that anyone involved in the sales presentation, solicitation or receipt of compensation pertaining to any Contract will act in accordance with applicable laws and regulations; and

9. Immediately send all Applications, other required documentation and payments to Company at the address indicated on the Application, or any other address designated by Company; and

10. Implement procedures providing that Producer and each of its employees will only make a recommendation to purchase a Contract when there are reasonable grounds to believe that the product meets the needs of the purchaser; and

11. Assure that it has access to the most current version of the following:
    a. ING software for sales illustrations, needs analysis and other sales tools; and
    b. The Producer/Distributor Website for updates on Company policies, procedures, and products, as well as regulatory and Company training opportunities.

C. Limitation of Authority. Producer will have no authority and agrees not to:
1. Bind Company by any promise or agreement; and

2. Incur any debt, expense, or liability whatsoever in Company's name or account; and

3. Receive any money due or to become due to Company other than first premiums received in accordance with Company procedures; and

4. Accept payment for a Contract in cash or cash equivalents, except to the extent permitted by the ING Anti-Money Laundering policies; and

5. Deliver or allow any Contract to be delivered until the first premium has been paid in full; and

6. Deliver a Contract if, after reasonable inquiry, Producer is aware that the true facts as to the health, habits, occupation or other factors pertinent to the insurability of the proposed insured are not then as represented in the Application for such Contract; and

7. Make, modify or discharge any Contract, or bind Company by making any promises respecting any Contract, including but not limited to, extending the time for paying premiums; and

8. Hold any bank account using "ING" or any of the Company insurance company names in the account name.

D. General Provisions
1. Producer is responsible for payment of one hundred percent (100%) of Producer's Debit Balance owed to any Company, as provided in the "Debit Balance" paragraph in this Agreement.

2. The relationship of Producer to Company is that of an independent contractor. Nothing in this Agreement should be construed to create the relationship of employer and employee, partnership, joint venture or franchise. Producer is free to exercise independent judgment as to the time, place and means of performing all acts under this Agreement.

3. Producer is solely responsible for its staff, office space and expenses, including payment of all employment, state and federal taxes.

4. Producer will keep accurate records of all transactions on behalf of Company for so long as the Contract is active, or a period of five years after the termination of the Contract, whichever is longest, but in no event less than required by law, and make such records, including but not limited to Customer Information, as defined below, available for examination and copying.

IV. Compensation

A. Compensation Schedules

1. The Producer Compensation Schedules, as amended from time to time, are incorporated by reference into this Agreement and govern the parties' agreement with respect to compensation.

2. Subject to the conditions of this Agreement and only as provided in the applicable Producer Compensation Schedule in effect on the date of the First Commissionable Event of the Contract, the Issuing Company will pay Producer compensation on any Contract in accordance with the applicable commission cycle.

3. If the Producer Compensation Schedule provides that General Agent has the responsibility for compensating Producer, Producer agrees that the Issuing Company has no obligation to pay any compensation directly to Producer.

4. The amount, if any, and the time of payment of compensation on replacements, changes, conversions, exchanges, term renewals, premiums paid in advance, Contracts issued on a "guaranteed issue" basis, and other special cases and programs will be governed by the practices of the Issuing Company, including underwriting and issue rules, in effect on the effective date of the change or other transaction.

B. Payment of Compensation

1. No compensation will be earned or payable until the Issuing Company receives and applies, in its sole discretion, the Contract premium at the ING Service Center in Minot, ND, all delivery requirements are met, and the Contract is placed in force; provided however, when commissions are advanced, commissions are payable according to the terms of the applicable Annualization Agreement or Amendment. The current mailing address, facsimile number, and e-mail address of the ING Service Center in Minot, ND, is posted on the Company Producer/Distributor Website.

2. Producer will continue to receive the compensation specified in the Producer Compensation Schedules, except in the following situations:
   a. During an investigation of Producer by any Company or ING Affiliate Company, any Company reserves the right to withhold payment of any compensation pending resolution of the investigation;
   b. Any Company owing compensation to Producer will cease to pay any compensation after termination of this Agreement for cause;
   c. If termination of this Agreement is due to the death of Producer, any remaining compensation owed under the Compensation Schedules will be paid to Producer's estate; and
   d. Producer may not assign all or any part of Producer's compensation accruing under this Agreement without the written consent of Company. Any assignment is subject to Company's right of offset and first lien provided for in this Agreement. A General Agent's release or termination of compensation will not affect any Producer's right to compensation.

C. Chargebacks. The Company will charge back compensation to Producer in accordance with the applicable Compensation Schedule. In addition, if any Company, in its sole discretion, determines at any time that a refund of premium should be made, any compensation paid to Producer on the amount refunded will be charged back and to the extent not repaid, will become a part of Producer's Debit Balance, to be repaid to such Company promptly following Notice to Producer.

D. Debit Balance

1. Producer agrees to pay the Debit Balance of Producer owed to any Company when due.

2. If any Debit Balance is not paid when due, the amount will bear interest at the rate posted on the Producer/Distributor Website, but in no event in excess of that permitted by applicable law.

3. Producer grants to any Company a first lien on and the right to apply any amount due to Producer from any Company and any ING Affiliate Company to offset Producer's Debit Balance with any Company or any ING Affiliate Company.

4. Any Debit Balance of any Producer survives termination of this Agreement.

E. Modifications to Existing Compensation Schedules. Notwithstanding any language in this Agreement or any prior Agreement between the parties, including but not limited to, current or prior Compensation Schedules:

1. For Contracts on which the First Commissionable Event took place before January 1, 2004, on which there is an underwritten face increase occurring on or after January 1, 2004:
   a. If a Contract:
      i. Is on a policy form available for sale on or after January 1, 2004, or
      ii. For ReliaStar Life Insurance Company Contracts only (including those formerly known

as Security-Connecticut Life Insurance Company), is on a policy form that is no longer available for sale on or after January 1, 2004,

compensation on the underwritten face increase will be paid to Producer at the rates provided in the applicable Producer's Compensation Schedule in effect on the effective date of the underwritten face increase; and

b. For Southland Life Insurance Company Contracts only, the compensation will be the same as that set forth in the Producer's Compensation Schedule applicable to the Contract in effect on December 31, 2003.

2. For Contracts on which the First Commissionable Event took place before January 1, 2004 on which there is an automatic cost of living face increase occurring on or after January 1, 2004, compensation will be paid at the rates specified and to the appropriate Producer as stated in the COLA Procedures set forth on the Producer/Distributor Website.

3. No compensation will be paid to Producer until the amount of compensation due exceeds a minimum amount. This minimum amount may vary from issuing Company to issuing Company, and may be amended from time to time. These amounts are published on the Producer/Distributor Website.

4. If the total payment due from any of the individual Companies during any calendar year following termination of this Agreement is less than $10,000, then such Company may elect to pay the present value of the remaining compensation in one lump sum. The present value will be calculated based on an interest rate of 8% and the Linton B Persistency Table that in the Company's sole discretion reflects the expected persistency of the business. After such lump sum payment, the individual Company will be relieved of any further obligation under this Agreement for payment of compensation.

V. Termination

A. Immediate Termination

1. Termination for Cause. Company may terminate this Agreement as to all Companies and terminate all of Producer's Company appointments, for cause, without notice, in the case of the following:
   a. Producer's fraud or misconduct, whether or not in conjunction with a Contract or this Agreement; and
   b. Producer's conviction of a misdemeanor involving breach of trust or any felony; and
   c. Producer's failure to comply with the terms of this Agreement; and
   d. Producer's inducing any other Producer to discontinue Producer's Agreement with Company; and
   e. Producer's inducing any Contract owner to surrender or exchange its Contract; and
   f. Producer's withholding of any monies, documents, Applications or Contracts, after demand by Company.

2. Automatic Termination. This Agreement, and all of Producer's Company appointments, will terminate automatically, without notice, in the case of the following:
   a. Producer's death or dissolution; or
   b. Producer's loss of a valid, resident insurance license.

B. Termination With Notice. Either party may terminate this Agreement for any reason, by giving the other party fifteen (15) days written Notice.

C. Effect of Termination. Upon termination of this Agreement for any reason, Producer agrees to certify the destruction of all materials provided by Company to Producer, including but not limited to, all passwords, documents, forms, advertising materials, computer programs or other software.

VI. Liability

A. Errors and Omissions Insurance. At Producer's expense, Producer will secure and maintain at all times errors and omissions insurance acceptable to Company in a minimum amount of $1,000,000 per occurrence that covers the acts and omissions of Producer, and its employees, officers, directors and affiliates. Notwithstanding any insurance, Producer remains fully liable to pay Company for any obligations, including but not limited to, the amount of any deficiency. Producer will provide to Company a certificate demonstrating that the insurance coverage has been purchased and is in effect.

B. Fidelity Bond. At Producer's expense and where required by state law, Producer will secure and maintain a fidelity bond including coverage for larceny and embezzlement, issued by a reputable bonding company covering all persons who have access to funds of Company or Contract owners.

C. Indemnification. Producer will indemnify and hold Company and any ING Affiliate Company harmless from any and all losses, claims, costs, damages, liabilities and expenses, including but not limited to, attorney fees, settlement payments, judgments and/or fines, resulting, directly or indirectly, from any breach of this Agreement by Producer or arising, directly or indirectly, from any act or omission of Producer, and its employees, officers, directors, affiliates and anyone acting on Producer's behalf. Producer agrees to defend any Company, at Producer's cost, in any arbitration, litigation, regulatory action or other proceeding covered by this indemnification clause, and not covered by the mandatory arbitration clause in this Agreement.

VII. Investigations, Complaints and Litigation

A. Producer agrees to cooperate fully in any investigation, complaint, claim, proceeding, arbitration or litigation arising in connection with any Contract solicited or sold under this Agreement.

B. Without limiting the foregoing, Producer will promptly (preferably within twenty-four (24) hours) give Notice to Company of any customer claim or complaint, regulatory investigation, arbitration or judicial proceeding pertaining to any Contract or against Company.

C. Producer will also promptly notify Company of any significant regulatory investigation or litigation involving Producer of which Producer has knowledge, even though it may not directly or indirectly involve a Contract.

D. In its sole discretion, Company may settle any claim of an applicant, Contract owner or other person or entity concerning any conduct, act or omission of Producer. Producer agrees to reimburse Company for the costs of such settlement.

VIII. Customer Information. The parties desire to protect Customer Information, as defined below, and to comply as may be necessary with requirements of the Gramm-Leach-Bliley Act and all relevant state and federal regulations and state privacy laws (all referred to as "Privacy Law").

A. "Customer Information" means an applicant's Application for a Contract or service and all non-public personal information about a customer that a party receives from another party. "Customer Information" includes, by way of example and not limitation, name, address, telephone number, social security number, health information and personal financial information (which may include consumer account number).

B. The parties understand and acknowledge that they may be financial institutions subject to Privacy Law, and all Customer Information that one party receives from another party is received with limitations on its use and disclosure. The parties agree that they are prohibited from using the Customer Information received from another party other than:

1. As required by law, regulation or rule; or

2. To carry out the purposes for which one party discloses Customer Information to the other party under this Contract, including use under an exception permitted by Privacy Law in the ordinary course of business to carry out the purposes.

C. The parties agree that:

1. The purpose for which Producer discloses Customer Information to Company includes the establishment of a consumer/customer relationship between the consumer and Company in order to offer its financial products and the financial products of its affiliates to consumers;

2. The purpose for which Company discloses Customer Information to Producer is to service the Company Contract or other services obtained by the customer; and

3. They will use such information only as permitted by Privacy Law.

D. Subject to the provisions of subparagraph B above, the parties will not disclose the Customer Information to any other person without prior written permission from the other parties.

E. The parties will establish and maintain safeguards against the unauthorized access, destruction, loss, or alteration of Customer Information in their control that are no less rigorous than those maintained by a party for its own information of a similar nature. In the event of any improper disclosure of any Customer Information, the party responsible for the disclosure will immediately notify the other parties.

IX. General Provisions

A. Entire Agreement

1. This Agreement, including all applicable Producer Compensation Schedules, the Guidelines, and the

Producer's ING Companies Application for Appointment and Contract, which are incorporated by reference, constitute the entire agreement between the parties concerning the subject matter of this Agreement and supersedes in its entirety all prior agreements, understandings, negotiations and other written or oral communications between the parties with respect to the subject matter of this Agreement.

2. The parties specifically agree that any prior general agent, agent or producer agreements, however titled, between Producer and any Company are terminated effective December 31, 2003.

B. Amendment of Agreement. Company may amend any part of this Agreement, specifically including but not limited to, any Compensation Schedules (for prospectively issued Contracts only) by giving Notice to Producer. No oral promises or representations will be binding. Submission of an application for a Contract by Producer on or after the effective date of any such amendment will constitute Producer's agreement to the amendment.

C. Non-Assignability. Producer may not assign this Agreement or any rights or obligations under this Agreement without Company's prior written consent.

D. Arbitration.

1. Any dispute between a Company and Producer will be settled by arbitration. Without limiting the foregoing this will include, but not be limited to, any dispute or disagreement arising out of, or relating to, the formation, interpretation, performance, or breach of this Agreement, whether such dispute arises before or after termination of this Agreement, and whether in contract or tort or otherwise.

2. To initiate arbitration, either the Company or Producer will send Notice to the other party in writing of its desire to arbitrate. The Notice will identify the claimant, the contract at issue and the nature of the claims and/or issues. Notice of arbitration must be sent by certified mail, return receipt requested. The arbitration will be deemed to be commenced on the date the Notice of arbitration is received.

3. The arbitration will be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA"), and its Expedited Procedures with the exception of the following. There will be three arbitrators who will each have no less than five years of experience in life insurance and who are current or former officers of life insurance companies other than the parties to this Agreement. Within thirty (30) days following the commencement of arbitration proceedings, each party will provide the other party with identification and a copy of the curriculum vitae of their appointed arbitrator. The two party appointed arbitrators will appoint a third arbitrator who will serve as the umpire. If they do not do so within thirty (30) days, the AAA will appoint the umpire.

4. The arbitration will take place in Atlanta, Georgia, unless otherwise agreed to by the parties. The award rendered by the arbitrators will be final and binding upon the parties, except that the parties retain all rights to challenge an award under the Federal Arbitration Act, and judgment upon the award may be entered in any court with jurisdiction.

5. Unless the arbitrators decide otherwise, each party will bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees. The parties will jointly and equally bear the expenses of the umpire and other costs of the arbitration.

6. The parties agree that under no circumstances will any party be liable to any other party for lost profits, or any special, indirect, consequential, treble, multiple or punitive damages of any kind, whether or not foreseeable, incurred by any other party in connection with this Agreement.

E. Governing Law and Venue. This Agreement will be governed by and construed under the laws of the State of Georgia. The parties agree that the federal courts located in, and the state courts of, Fulton County, Georgia, will have jurisdiction and be the appropriate venue for any required judicial interpretation and enforcement of this Agreement.

F. Binding Effect. This Agreement will be binding on and will inure to the benefit of the parties to it and their respective successors in interest. Should any portion of this Agreement be determined to be invalid or unenforceable for any reason, such invalidity on enforceability shall be deemed, to the maximum extent possible, not to effect the validity and enforceability of the remainder of this Agreement.

G. Waiver. Failure of any party to insist upon strict compliance with any condition of this Agreement will not be construed as a waiver of any such condition.

H. Term of Agreement. This Agreement will continue indefinitely, until terminated by either party pursuant to the provisions in this Agreement.

I. Authority. Each party represents that the person signing this Agreement on its behalf has the authority and capacity to bind the party.

J. Execution. The parties' agreement to be bound by this Agreement may be evidenced by any one of the following methods:

1. By signature of both parties on the attached signature pages which may be executed simultaneously in two or more counterparts, each of which taken together will constitute one document and may be signed by written signature or by a facsimile of the signature of an authorized officer of any party; or
2. By signature of Producer on an ING Application for Life Appointment and Contract that includes the form of this Agreement deemed as an attachment; or
3. By Producer's submission of an application for a Contract on or after January 1, 2004.

Company:
ReliaStar Life Insurance Company
ReliaStar Life Insurance Company of New York
Security Life of Denver Insurance Company

By: ______________________
(Signature)

Name: ______________________
(Print)

Title: ______________________

Producer:

By: [signature]
(Signature)

Name: Robert J Tonachio
(Print)

Title: ______________________

IMPORTANT NOTICE REGARDING USE OF AUTHORIZATION AGREEMENT FOR PAYROLL DIRECT DEPOSIT

1. **COMPLETED FORM MUST BE ACCOMPANIED BY A VOIDED CHECK.**
   (We cannot use a deposit slip for checking accounts)
2. **COMPLETED FORM AND VOIDED CHECK CAN BE MAILED TO:**

   ING Service Center
   909 Locust St
   Des Moines, IA 50309

   or FAX TO: 1-877-788-5122

3. **THIS FORM APPLIES ONLY TO COMPENSATION FROM RELIASTAR INDIVIDUAL DIVISION and RELIASTAR RETIREMENT PLANS.**

4. **IF YOU ARE RECEIVING COMPENSATION FROM THE INDIVIDUAL DIVISION AND RETIREMENT PLANS DIVISION YOU MUST SPECIFY THAT YOU WANT BOTH ACCOUNTS DEPOSITED.**

IF YOU HAVE QUESTIONS OR NEED ANY CLARIFICATION, PLEASE CALL 1-877-882-5050 (Options 5, 1, 3, 2).

United States
Securities and Exchange Commission
Washington, DC 20549

File No. 24-10142

AMENDMENT #4
FORM 1-A

EXHIBIT VOLUME #4

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ROBERT JAMES & ASSOCIATES, INC.
(Exact name of Issuer as specified in its charter)

Robert J. Tonachio, President
615 River Road
Kingston, Tennessee 37763
865/376-4925

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

Exhibit 6.1

Life Insurance of the Southwest

LSW AGENT CONTRACT

Executed contract, EIA test, Welcome Letter & other misc. paperwork that came with contract.



Life Insurance Company of the Southwest Test for Questions and Answers About Equity-Indexed Annuities, SecurePlus Gold and SecurePlus Platinum

Instructions:

Complete the 20 questions below by placing the correct letter of your choice beside the question number.

General EIA Questions (All answers may be found in the Questions and Answers About Equity-Indexed Annuities booklet)

[a] **1. The majority of EIAs are considered to be:**
- A. fixed annuities
- B. Securities
- C. Mutual Funds

[b] **2. EIAs offer consumers the opportunity to:**
- A. Earn interest linked to the prime rate
- B. Earn a potentially higher return than a traditional fixed annuity, with no downside risk
- C. Have unlimited growth while accepting the losses

[b] **3. Features common to all individually owned deferred annuities include all of the following except:**
- A. Values are backed by the assets of the company
- B. Current taxation of accumulated interest credited to the contract
- C. Underlying guaranteed minimum credited interest rate

[c] **4. The key difference between EIAs and traditional fixed annuities is that:**
- A. EIAs death benefit do not escape probate
- B. EIAs generally do not offer free withdrawals
- C. EIA interest crediting is tied to increases in an index

[b] **5. Suppose that for an Annual Reset EIA, the index starts year two at 550 and ends year two at 500. The starting point for year three would be:**
- A. 0 (It starts over)
- B. 500 (The ending point for year two)
- C. 550 (The same starting point as year two)

LSW's SecurePlus Gold (all answers may be found in the SecurePlus Gold summary, Form No. 9097)

[c] **1. SecurePlus Gold is a:**
- A. Mutual Fund
- B. Variable Annuity
- C. Fixed Annuity

[b] **2. The Death Benefit does not include surrender charges at the death of the:**
- A. Annuitant
- B. Beneficiary
- C. Owner, when different from Annuitant

[c] **3. SecurePlus Gold has interest credits linked to which index?**
- A. The NASDAQ
- B. The Dow Jones
- C. The S&P 500

[b] **4. Premiums received prior to the 21st of a month are placed in:**
- A. An Indexed Account
- B. A Premium Account
- C. A Savings Account

[c] **5. SecurePlus Gold has a surrender charge schedule of:**
- A. 4 years
- B. No surrender charges
- C. Ten years

[b] [a] **6. The interest rate credited to the SecurePlus Gold is the ___ multiplied by the Annual Percentage Change of the S&P 500, subject to a minimum called the ___, and a maximum limit known as the Cap.**
- A. Floor
- B. Index Rate
- C. Cap
- D. Account Value

[d] [b] **7. The minimum Policy Value of SecurePlus Gold is an accumulation of ___% of each premium at an annual rate of at least ___%:**
- A. 4.00%
- B. 1.95%
- C. 100%
- D. 90%

[c] **8. What happens to the Accumulation Value if there are no index increases on the anniversary?**
- A. It goes up
- B. It goes down
- C. It stays the same

LSW's SecurePlus Platinum (all answers may be found in the SecurePlus Platinum summary, Form No. 9027)

[c] **1. SecurePlus Platinum is a multi-bucket EIA that includes all of the following except:**
- A. A declared rate interest account
- B. An annual reset point to point interest account
- C. A high water mark interest account
- D. An annual reset daily averaging interest account

[b] **2. SecurePlus Platinum has a surrender charge schedule of:**
- A. 4 years
- B. 15 years
- C. 10 years

[a] **3. Premiums may be allocated among:**
- A. All interest accounts
- B. You must select one interest account
- C. Interest accounts can never be changed

[c] **4. Written requests for transfers among interest accounts must be received ___ before the anniversary of the Interest Account from which the transfer is to be made:**
- A. 6 months
- B. 1 week
- C. 30 days

[b] **5. Requests for transfers among interest accounts may be accepted by:**
- A. Telephone
- B. Written request of policyowner
- C. Through agent request

[b] [c] **6. The minimum Policy Value of SecurePlus Platinum is ___% of each premium at an annual effective rate of at least ___%:**
- A. 100%
- B. 87.5%
- C. 2.45%
- D. 3.00%

[c] **7. 10% free withdrawals are available:**
- A. Anytime
- B. 30 days after issue
- C. Annually, after first policy year

I have read and completed the above required information. Click here to Agree. [ ]

Form No. 4999 (0404)



Agent Application

LSW

Life Insurance Company of the Southwest (LSW)
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • Sales Desk Hotline 800-906-3310

Are you currently or have you ever been contracted/affiliated/appointed with National Life of Vermont (NLV), Life Insurance Company of the Southwest (LSW), or Equity Services, Inc (ESI)? ☐ Yes ☒ No Please specify: ______

How did you hear about LSW? ☐ Advertising ☐ Conference ☐ Agent (name ______) ☐ Internet
☒ Other: 75655 Kevin Semisch

Application /Appoint as: ☒ Individual ☐ Business Entity

Personal Information

Legal Name: TONACHIO (Last Name) ROBERT (First Name) J (MI) ____ (Suffix) Bob Tonachio (Other Names Known By)

Send Mail To: ☒ Business ☐ Residence

Home Address 1:
615 River Road
Street (max 25 characters)
Kingston (City) TN (State) 37763 (Zip)

Home Address 2: (if necessary)
Street

Business Mailing Address 1:
615 River Road
Street (max 25 characters)
Kingston (City) TN (State) 37763 (Zip)

Business Mailing Address 2: (if necessary)
Street

Business Physical Address 1: (if different than above)
Street (max 25 characters)
City State Zip

Business Physical Address 2: (if necessary)
Street

Telephone Numbers:

Business Phone	Business Fax	Home Phone	Cell Phone
865-376-4925	865-376-2294	865-376-1030	
XXX-XXX-XXXX	XXX-XXX-XXXX	XXX-XXX-XXXX	XXX-XXX-XXXX

Email Address: robjames@bellsouth.net

04/20/1963 (Date of Birth mm/dd/yyyy) *** FISMA & OMB Memorandum M-07-16 *** (Social Security #) 60346381P (Driver's License #) Are you a United States citizen? ☒ Yes ☐ No

Business Entity Information:

Complete if application is to be in the name of a ☐ Corporation ☐ LLP ☐ LLC ☐ DBA

Entity Name: ______
As it appears on Agent State License

DBA: ______

Tax ID #: ______ Date Incorporated: ______ (mm/dd/yyyy) Incorporated in State of ______

List Principals/Owners/Officers:

Name	Social Security #	Name	Social Security #

Form No. 9206 (0205)

License Information:

Individual Agent Resident Insurance License #: 0000727195 State Issued: TN NPN # __________

Entity/Corporation Agent Resident Insurance License #: __________ State Issued: __________ NPN # __________

E&O Certificate #: 169846365 Certificate Issued by: CalSurance

Non-resident states you wish to be appointed and are licensed in (LSW pays only for your resident state):

☐ AL ☐ AK ☐ AZ ☐ AR ☐ CA ☐ CO ☐ CT ☐ DE ☐ FL ☐ GA ☐ HI ☐ ID
☐ IL ☐ IN ☐ IA ☐ KS ☐ KY ☐ LA ☐ ME ☐ MD ☐ MA ☐ MI ☐ MN ☐ MS
☐ MO ☐ MT ☐ NE ☐ NV ☐ NH ☐ NJ ☐ NM ☐ NC ☐ ND ☐ OH ☐ OK ☐ OR
☐ PA ☐ RI ☐ SC ☐ SD ☐ TN ☐ TX ☐ UT ☐ VT ☐ VA ☐ WA ☐ WV ☐ WI
☐ WY ☐ DC

Do you have a NASD license? ☐ Yes ☒ No Broker/Dealer Name: __________ CRD#: __________

Compliance:

Please answer all questions accurately. If yes, explain in the "Additional Compliance Remarks" section below.

1. Has your application for a bond ever been declined? If yes, by whom? ☐ Yes ☒ No
2. Have you ever received or do you anticipate receiving disciplinary action from any insurance department? ☐ Yes ☒ No
3. Have you or any business entity in which you held an interest ever been investigated, penalized or fined, had a license (insurance or securities) refused, suspended or revoked by a company, state insurance dept., NASD, SEC, or State Commissioner or any other regulatory agency or governmental authority? ☐ Yes ☒ No
4. Have you ever been convicted of or pled guilty or no contest to a criminal offense involving dishonesty, Breach of trust, or an offense under sections 1033 or 1034 of Title 18 of the United States Code, or under the Violent Crimes Act? ☐ Yes ☒ No

Additional Compliance Remarks:

N/A

Production History:

Year	Company	Annualized Life Premium	Annualized Annuity Premium
	Indianaplois Life* / AmerUs Life**	1 million*	50 million**
	Legacy Marketing Group	N/A	60 million
	SunLife Financial	N/A	25 million
	ING	N/A	15 million
	Lincoln Financial	4 million	N/A

Payment Options:

Type of Commissions Requested: ☐ EFT ☒ Check

Name on Account: __________

Bank Name: __________ Bank Phone Number: __________

Bank Address: __________ / __________ / ____ / __________

Routing #: __________ Account #: __________

It takes two payment cycles to open, change, or discontinue an EFT agreement. It takes three business days from the commission payment date for the direct deposit to be processed by the banking institution. Your commission statement will be available the 2nd business day following the close of the commission payment cycle. There is a $25.00 minimum for direct deposit of commissions.

I authorize LSW to deposit my commissions directly into the above account. I also authorize LSW to debit my account for any deposit they have made in error. ☐ Yes ☐ No

Assigned to/Recruited By: 75655 Kevin Semisch

Form No. 9206 (0205)

Certification, Acknowledgement, and Authorization:

I authorize the individual(s) or companies listed in this application to give Life Insurance Company of the Southwest (LSW) any information regarding my employment they may have, whether or not in their records, and release said individuals or companies from all liabilities for any damage whatsoever for providing this information.

I understand that this application will form a part of any Agent's Agreement with LSW and the information provided herein is, to the best of my knowledge, an accurate statement of fact. I hereby authorize LSW to conduct an investigation concerning my character, general reputation and personal traits. I also release any person and companies contacted regarding me from any liability with respect to the content of verbal or written information given to LSW. I further understand that if any material information given by me in this application is found to be incorrect or incomplete, it will be grounds for termination at the sole discretion of LSW.

As part of the appointment process LSW is required by Federal Law to conduct background investigations, which include reports on your credit and criminal history.

W9:

Under the penalties of perjury, I certify that:

(1) the number shown on this application is my correct taxpayer identification number; ☒ Yes ☐ No

(2) the IRS has never notified me that I am subject to backup withholding, or has notified me that I am no longer subject to such withholding or I am exempt from such withholding; and ☐ Yes ☒ No

(3) I am a U.S. person (including a U.S. resident alien). ☒ Yes ☐ No

Do you agree with this? ☒ Yes ☐ No

Signature: *ROBERT J TONACHIO*

Form No. 9206 (0205)



Agent Agreement

Life Insurance Company of the Southwest (LSW) • www.lifeofsouthwest.com
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • **Sales Desk 800-906-3310**

THIS AGREEMENT, made by and between LIFE INSURANCE COMPANY OF THE SOUTHWEST ("Company") and the agent on the signature page hereof, is effective on the Date of Agreement Acceptance by LSW.

WITNESSETH:

In exchange for the good and valuable consideration recited herein; the receipt and sufficiency of which are hereby mutually acknowledged, the parties agree as follows:

ARTICLE I - APPOINTMENT

1.1 Appointment. Subject to the provisions of this Agreement, the Company hereby appoints agent as an Agent of the Company.

1.2 Territory. It is understood and agreed that this Agreement does not grant any exclusive territory to Agent and does not impose upon Agent any territorial limit of operation except such limitations imposed under appropriate laws or regulations regulating the authority of Agent to sell insurance in various states or such territorial limits as Company may impose in a separate writing.

1.3 Relationship. This Agreement is not a contract of employment and does not create the relationship of employer and employee between the Company and Agent. Agent is not expected or obliged to devote full time and effort to the business of the Company or to represent the Company exclusively. It is understood and agreed that this Agreement calls for results and does not purport to control the time or manner of performance of Agent. Rather, Agent is an independent contractor and shall exercise his own judgment and discretion in the conduct of the business contemplated under this Agreement, subject to the provisions hereof. Agent specifically recognizes his responsibility for payment of any applicable taxes levied by Federal, State or Local authorities as a result of compensation arising hereunder.

ARTICLE II - AUTHORITY

2.1 General Provision. The powers and authority of Agent are only those expressly provided under this Agreement. Any and all such powers and authority shall continue only during the pendency of this Agreement and shall terminate on the date of termination thereof.

2.2 Solicitation. Agent is hereby empowered and authorized to solicit applications for individual life, annuity, accident, and health policies on forms then being issued or offered by the Company (hereinafter individually and collectively referred to as "products") both personally and through agents appointed and assigned by the Company to Agent from time to time.

2.3 Recruiting. Agent may recruit and recommend the appointment by the Company of agents. Agent shall have no authority to make any such appointment on behalf of the Company; and no purported assignment shall be valid unless and until such agent has been appointed by the Company and has executed an Agreement on a form provided by the Company and that has been signed and accepted by an authorized representative of the Company. The Company shall not be obligated to appoint any agent or to assign any agent to Agent; and the Company expressly reserves the exclusive right and sole discretion to assign and to terminate the assignment of any agent at any time. The assignment of any agent to Agent shall terminate immediately upon the earlier of the termination of this Agreement or of the agreement between the Company and such agent.

2.4 Limitation of Authority. Agent shall have no power or authority to, and hereby agrees and warrants that he will not, do any of the following:

(a) waive, alter, amend, modify or discharge any policy or contract of the Company;

(b) waive forfeiture under any policy;

(c) quote rates other than as provided in writing by the Company;

(d) extend time for the payment of any premiums due the Company;

(e) receive any monies for the benefit of the Company except initial gross premium which must be paid by check from the policyholder and made payable to the order of the Company;

(f) incur any liability, obligation or indebtedness on account of the Company;

(g) endorse or negotiate any checks or other instrument payable to or to the order of the Company;

(h) voluntarily accept services of process on behalf of the Company.

ARTICLE III - DUTIES AND RESPONSIBILITIES

3.1 General Provisions. Agent shall fairly and properly represent the Company and its products and services and shall faithfully perform all the duties within the scope of the appointment under this Agreement and pursuant to the operation of the Agency established hereunder. In particular, but without limitation, Agent agrees to perform the duties set forth below.

3.2 Premiums. Agent shall collect and receive, or cause to be collected and received, the initial gross premium on policies secured by Agent or by agents assigned by the Company to Agent and shall remit said premium to the Home Office of the Company in the original form and amount received within three business days after the receipt thereof. All such premiums must be payable by check from the policyholder and made payable to the order of the Company and at all times shall remain the property of the Company.

3.3 Rules. Agent agrees to become familiar and to comply with all of the Company's rules, regulations and instructions, and with all applicable statutes and regulations of any state or jurisdiction in which Agent is authorized to conduct business which may be in force on the Acceptance Date of this Agreement or at any time during the pendency thereof.

3.4 Company Advertising. Agent agrees not to use or cause to be used any letters, advertising materials, or any other printed or electronic matter or promotion of any kind relating to the Company unless first approved in writing by the Company.

3.5 Expenses. It is expressly understood and agreed that Agent shall be liable for, and indemnifies the Company against all costs, expenses, obligations, debts, damages, taxes, fees and penalties of whatever nature which are incurred, levied or assessed by or against the Company whether pursuant to this Agreement or otherwise which result from the acts or omissions of Agent.

3.6 Acts of Others. Agent shall be responsible and liable for the acts and omissions of the agents requested by Agent to be assigned by the Company to Agent and any damages and obligations arising therefrom, which acts and omissions shall, for purposes of this Agreement, be deemed to be those of Agent and Agent agrees to indemnify and hold the Company harmless from any loss the Company may suffer due to such acts or omissions.

3.7 Bond. Agent shall, upon demand by the Company, promptly furnish and maintain at his expense a security bond satisfactory to the Company for the payment of any and all amounts which are or become due or payable to the Company under this Agreement or under prior or subsequent agreement between the Company and Agent.

ARTICLE IV - COMPENSATION

4.1 Determination. The full compensation of Agent under this Agreement shall be determined solely in accordance with the provisions of the Schedules attached hereto and made a part hereof, which is in effect on the effective date of policies solicited by Agent or his agents. The Company shall have the exclusive right and sole discretion at any time to unilaterally terminate any such Schedule or to modify all or any portion of any such Schedule, or the rate, amount or method for determining the commission or compensation, provided such action is uniformly taken with respect to all persons to whom such Schedules apply. Such modifications or terminations shall become effective on the date specified in such Notice (see Sec. 7.5) but shall have no effect on compensation resulting from policies with both an effective date and an application date prior to the effective date of such modification or termination.

4.2 Payment. Compensation shall become due Agent only upon actual receipt in good funds by the Company of the premiums or other payment due the Company and upon application of such premiums or payment against the policy or contract to which it applies. The Company at its discretion may assign a new servicing agent to a policyholder based on the written request from the policyholder or upon the Company's determination that the writing agent is not servicing the policyholder. Such reassignment would affect only new premium received by the Company and will not affect vested agent commission of the original writing agent(s). Compensation shall be paid in accordance with the standard practices and procedures of the Company, which practices and procedures may be changed by the Company at any time.

If a policy is reassigned to a new agent, commission will be paid to the new agent on new premium received by the Company. New premium, when a policyholder is paying premium pursuant to a scheduled life premium, salary reduction, salary deduction, or bank draft amount (Scheduled Premium), is any increased premium received by the Company over the Scheduled Premium amount. If there is a subsequent reduction in the Scheduled Premium payments, commission on the most recent increase will be affected first. In the event of multiple agent claims on subsequent compensation after a Scheduled Premium increase, the Company, in its sole discretion, will determine payment of compensation.

4.3 Adjustments. The Company shall have the exclusive right and sole discretion to withdraw, rescind, cancel, terminate or reduce all or any portion of coverage or any policy or contract issued by the Company. If the Company exercises such right and tenders a return of all or any portion of the premium or payment therefor, or if the Company is required by law to tender a return of all or any portion of premium or payment, any compensation received by Agent with respect to the amount of premium or payment so tendered shall constitute an indebtedness of Agent to the Company and Agent shall remit the amount of such compensation to the Company in full within ten (10) days after the receipt of notice of demand therefor. If any policy issued pursuant to this Agreement is deemed by the Company in its sole discretion to replace any other policy on the same life, then the compensation, if any, payable with respect to the replacement policy shall be determined by the Company and its determination shall be conclusive. The termination of a policy previously issued on the same life, within six (6) months prior or subsequent to the date of application for a new policy shall be conclusive that it is a replacement policy.

4.4 Indebtedness. Any money or thing of value due the Company from Agent whether arising under this Agreement, any prior or subsequent agreement, due to an act by another agent as defined in Section 3.6, or otherwise shall constitute an indebtedness of Agent to the Company. The Company shall at any time have the right to set off all, or any part, of any such indebtedness against any amount payable to Agent under this Agreement, and any prior or subsequent agreement or otherwise. As security for any and all such indebtedness, Agent hereby transfers, assigns and grants to the Company a security interest in and a first lien upon all amounts payable to Agent by the Company and the said right of offset shall not be extinguished by the termination of this Agreement.

Interest on any indebtedness due and owing to Company from Agent is payable monthly and shall be due and payable on the 1st day of every Month, at a rate of 1% per month on the outstanding balance, unless such indebtedness is evidenced by a separate written agreement with Company which contains a different interest rate.

It is the intention of Company to conform strictly to all applicable usury laws now or hereafter in force. Interest payable under this Agreement shall not exceed the maximum amount of nonusurious interest that may be contracted for, taken, reserved, charged, or received under any law; any interest in excess of that maximum amount shall be credited to the principal amount owed under this Agreement or, if that has been paid, refunded. The Agreement and all other agreements between Company and Agent, whether now existing or hereafter arising, and whether written or oral are limited so that under no circumstances whatsoever, shall the amount paid, or agreed to be paid to Company by Agent for use, forbearance, or detention of any money loaned to Agent by Company, or otherwise due and owing to Company by Agent under this Agreement, or for the payment or performance of any covenant, or obligation between Company and Agent exceed the highest lawful rate permissible under applicable law. This provision overrides any other provision in this and all other instruments concerning the indebtedness evidenced by the Agreement.

4.5 Vesting. Commissions shall only be vested in accordance with the Schedule or Schedules attached hereto. In the event of termination of this Agreement pursuant to Section 5.1, commissions shall be fully vested unless the Agent is paid less than three hundred dollars ($300.00) in any calendar year following termination. In that event, no further renewal commissions will be paid.

ARTICLE V - TERMINATION

5.1 Termination Without Cause. This Agreement may be terminated without cause by either party by giving to the other party 15 days prior notice to the other party's last known mail or e-mail address as shown by the records of the party giving such notice. This agreement shall automatically terminate as of the date of the death or adjudged incompetency of Agent and/or the date of death of the Guarantor, if applicable. In the event of such death or incompetency, any compensation due Agent hereunder shall be paid subject to the terms hereof when due to the lawful spouse of Agent, if living, otherwise to the estate of Agent.

Death of the Guarantor shall not limit or affect the Guarantor's estate's liability hereunder nor for all obligations of the Agent under this Agreement.

5.2 Termination With Cause. This Agreement may be terminated "For Cause" upon the occurrence of events listed herein in Section 5.2 by sending to the last known address of Agent a written notice of such termination which shall be effective upon the mailing of such notice by first class mail. The events for which this Agreement may be Terminated for Cause are:

(a) failure to strictly observe any company rule, regulation, requirement, or instruction;

(b) violation of any state insurance law, regulation, or policy;

(c) withholding any money, policy receipt, or property of the Company;

(d) rebating, or offering to rebate, all or any part of a premium on a policy of insurance issued or to be issued by the Company or violation of the anti-rebate laws of any state;

(e) inducing, or attempting to induce, any policyholder of the Company to discontinue payment of premiums or to relinquish any policy;

(f) inducing, or attempting to induce, any agent to leave the Company's service;

(g) violation of any criminal law or statute;

(h) making any representation or performing any fraud or dishonesty affecting the Company or its policyholders;

(i) breach or violation of any provision of this contract.

The Company shall have, for each and every such act or omission, the right to terminate this Agreement For Cause.

5.3 Effect of Termination.

5.3.1 Generally. Upon any termination of this Agreement, any and all obligations of Agent to the Company shall mature, accelerate and become immediately due and payable in full notwithstanding any agreement to the contrary; and Agent shall immediately and without further notice return all then undelivered policies and all property furnished or provided to Agent by the Company.

5.3.2 Effect of Termination Without Cause. Agent shall continue to receive any vested commissions as defined in Section 4.5 subject to all rights of the Company for offset as previously defined in Article IV.

5.3.3 Effect of Termination for Cause. If the Company does so terminate this Agreement For Cause, Agent shall, as of the date of termination, unconditionally forfeit all right, claims and demands whatsoever of Agent against the Company for first year commissions and renewal commissions, or other compensation or payment, whether accrued and not payable at the date of termination, or to accrue after the date of termination, under this or any previous agreement, contract, or supplementary or amendatory agreement or contract between Agent and the Company, but nothing herein shall be construed to affect any rights or claims of the Company against Agent under this Agreement or otherwise. Any agents assigned by the Company to Agent shall be reassigned by the Company to another Agent of the Company immediately upon the effective date of termination of this Agreement. Agent shall not receive any compensation on policies submitted after the date of termination by any person assigned to Agent on the date of termination.

5.3.4 Subsequent to Termination. If, subsequent to a termination of this Agreement without cause, Agent shall misappropriate or impair any funds or property of the Company or any funds received for or on account of the Company, or otherwise fails to remit any funds due or property of the Company within ten (10) days after receipt of notice or demand therefore, or does any of the acts listed in Section 5.2, then upon the occurrence of any such act or event, the Company shall be fully and completely discharged with respect to any and all obligations from the Company to Agent.

ARTICLE VI - GUARANTEE

6.1 In exchange for Company agreeing to appoint Agent, and as an inducement to do so, Guarantor absolutely and unconditionally guarantees to Company all debts or liabilities owed or to be owed by Agent to Company under the Agreement.

6.2 Company shall first make a reasonable effort to collect such debts or liabilities from Agent, but if after such effort such amounts remain unpaid, Company shall make written demand for such Indebtedness upon Guarantor. Such demand shall be sent by U.S. mail to Guarantor at the address shown herein for Guarantor.

6.3 Guarantor shall have fifteen (15) days after receipt of written demand to pay the Indebtedness to Company after which all such Indebtedness shall be due and payable to Company at the Company's headquarters in Dallas, Texas.

6.4 Guarantor shall not assign Guarantor's obligations hereunder without the prior written consent of Company.

ARTICLE VII - GENERAL PROVISIONS

7.1 Entire Contract. This Agreement and the Schedules of Compensation and Commissions attached hereto, as amended, contain the entire understanding between the parties and incorporates all prior and concurrent contracts and agreements therebetween, whether written or oral on all matters. No modification of any provision of this Agreement, except modifications of the Schedules of Commissions, shall be effective unless made in conformity with Section 7.5 hereof and having been sent and signed by the President or Vice President of the Company.

7.2 Prior Contracts. No provision of this Agreement shall be deemed to abrogate or render void any provision of any written agreement executed by the parties hereto prior to the Acceptance Date of this Agreement relating to the form and amount of commissions with respect to policies issued by the Company prior to such Acceptance Date.

7.3 Waiver. The forbearance, neglect or delay of either party to strictly enforce any provision of this Agreement shall not at any time operate as a waiver or estoppel of any right of the parties under this Agreement regardless of the similarity of the circumstances.

7.4 Assignment. Agent shall not assign, transfer, encumber or otherwise relinquish or dispose of this Agreement or any right or interest hereunder, except upon the prior written approval of the President or a Vice President of the Company. Any purported assignment, transfer, encumbrance or other relinquishment or disposition of such right or interest not so approved shall be void and unenforceable against the Company regardless of notice thereof. The Company makes no representations as to the validity of any assignment.

7.5 Notice. Any notice required under this Agreement may be made in writing or by electronic mail ("e-mail") and shall be deemed received on the date mailed, if properly addressed to the last known mailing address of the other party made available to the Company; if sent by e-mail shall be deemed received on the date sent, if properly addressed to the last known e-mail address of the other party made available to the Company and, if otherwise given, on the date actually received.

7.6 Situs. This Agreement is made and performable in Dallas, Dallas County, Texas. The parties agree that any action at law or in equity hereunder shall be brought in Dallas County, Texas and that the laws of the State of Texas shall govern any dispute arising hereunder.

7.7 Headings. The headings of this Agreement are for the purpose of convenience only and shall not limit or broaden the provisions hereunder which shall control.

7.8 Remedies. All right and remedies under this Agreement, which are afforded at law or in equity shall be cumulative and not alternative.

7.9 Business Days. Any date specified in this Agreement which is a Saturday, Sunday or legal holiday shall be extended to the first regular business day after such date which is not a Saturday, Sunday or legal holiday.

7.10 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

7.11 Number and Gender. Words importing the singular shall include the plural number and vice versa, and any pronoun used shall be deemed to cover all genders.

7.12 Separate Agreement. This Agreement constitutes a separate agreement independently supported by good and adequate consideration, the receipt and sufficiency of which is hereby acknowledged, and this Agreement shall be interpreted, construed and enforced separate and apart from any other agreement between and among the parties. The parties further agree that any claim or cause of action of any party against any other party arising under any other agreement between or among the parties, or out of any set of facts shall not constitute a defense to the enforcement of the covenants and agreements contained in this Agreement.

7.13 Severability. If any provision of this Agreement is held for any reason to be invalid, it will not invalidate any other provisions of this Agreement which are in themselves valid, nor will it invalidate the provisions of any other agreement between the parties hereto. Rather, such invalid provision shall be construed so as to give it the maximum effect allowed by applicable law. Any other written agreement between the parties hereto shall be conclusively deemed to be an agreement independent of this Agreement.

7.14 Successors and Assigns. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. This Agreement and the rights and obligations hereunder, may not be assigned without the prior written consent of the other.

7.15 Time of the Essence. Time is of the essence in this Agreement.

7.16 Attorney's Fees and Costs. In any legal proceeding of any kind brought by Company to recover any indebtedness owed to Company by Agent under, arising out of, or related to this Agreement, Agent agrees to pay all reasonable attorney's fees and other collection costs incurred by Company in connection with or as a result of such legal proceeding.

IN WITNESS WHEREOF the Company and Agent, intending to be legally bound hereby, have executed this Agreement as of the date of acceptance by Company (LSW).

Agent Agreement

Print Name ROBERT J TONACHIO Signature *ROBERT J TONACHIO* Date 07/18/2005 (mm/dd/yyyy)

Business Address 615 River Road

City Kingston State TN ZIP 37763

IF Agent IS A CORPORATION:

Name of Corporation ____________ Attested By (Name & Title) ____________

Guarantor *(Guarantor MUST Sign.)*

Print Name ____________ Signature ____________ Date ____________ (mm/dd/yyyy)

Address ____________

City ____________ State ____________ ZIP ____________

I have read and completed the above required information. ☑ Click here to Agree.

LIFE INSURANCE COMPANY OF THE SOUTHWEST ("LSW")/1300 West Mockingbird Lane, Dallas, Texas 75247-4821

BY ____________ Date of Acceptance of Agreement ____________ (mm/dd/yyyy)



Graded Commissions
Commission Schedule for Annuities

Life Insurance Company of the Southwest (LSW) • www.lifeofsouthwest.com
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • **Sales Desk 800-906-3310**

Table of First-Year and Renewal Commissions

General Provision: This schedule is subject to the provisions of the Agent Agreement to which it is attached. Commissions under this schedule shall be immediately vested.

Plan	Issue Age	Commissions*			Service Fee*	
		First Year**	Renewal	Years Applicable (Renewal Only)	Percent[1]	Years Applicable
Equity-Indexed Annuities						
SecurePlus® Platinum FPDA	0-59	12.00%	8.00%	2-5	3.00%	11-15
			4.00	6-10	2.00	16+
	60-64	10.50	7.00	2-5	3.00	11-15
			4.00	6-10	2.00	16+
	65-69	9.00	6.00	2-5	3.00	11-15
			4.00	6-10	2.00	16+
	70-75	8.00	4.00	2-10	2.50	11-15
					2.00	16+
SecurePlus SPDA	0-75	5.00	4.00	End of 6th Year[2]	4.00	12+[2]
SecurePlus FLEX, SecurePlus Select and SecurePlus Gold FPDA	0-75	8.00	4.00	2-10	2.50	11+
	76-80	6.00	3.00	2-10	1.50	11+
	81-85	4.00	2.00	2-10	1.00	11+
SecurePlus TSA and SecurePlus Select TSA (403(b) only); SecurePlus Advantage and SecurePlus Select Advantage FPDA (457 only)	0-59	8.00	7.00	2-5		
			4.00	6-10	2.50	11+
	60-70	8.00	4.00	2-10	1.75	11+
SecurePlus Accumulator SPDA	0-75	3.50	N/A	N/A	N/A	N/A
	76-80	1.50	N/A	N/A	N/A	N/A
Single Premium Deferred Annuities						
SureRate 5 and 7	0-85	2.25	N/A	N/A	N/A	N/A
SureRate 6 and 8	0-75	3.75	N/A	N/A	N/A	N/A
	76-80	3.25	N/A	N/A	N/A	N/A
	81-85	2.75	N/A	N/A	N/A	N/A
SPDA 3	0-75	5.50	N/A	N/A	N/A	N/A
	76-80	4.50	N/A	N/A	N/A	N/A
SPDA 5	0-70	7.50	N/A	N/A	N/A	N/A
SPDA 10	0-70	5.00	N/A	N/A	N/A	N/A
RetireMax® Millennium Plus and RetireMax Millennium Plus 2	0-70	7.25	N/A	N/A	N/A	N/A
	71-75	5.35	N/A	N/A	N/A	N/A
	76-80	3.70	N/A	N/A	N/A	N/A
Single Premium Immediate Annuity						
SPIA	All ages	2.50	N/A	N/A	N/A	N/A
Flexible Premium Deferred Annuity						
FLEX 3000[3]	0-74	4.50	3.00	2-5	N/A	N/A
			2.50	6-10	N/A	N/A
	75-80	3.50	2.00	2-5	N/A	N/A
			1.50	6-10	N/A	N/A

* Minus the sum of the commissions or service fees applicable to the contract level(s) of all sub-agents or sub-agencies.

** First-year commissions are based on premiums received and credited during the first full year of the annuity contract. Renewal commissions are based on premiums received in subsequent years.

[1] Service fees will be paid on premiums paid in cash to the Company on the FLEX annuities written under this contract, provided this contract remains in force.

[2] Renewal commissions and service fees are paid if the policy remains in force following the expiry of the 45-day penalty free withdrawal window following the end of the 6th policy anniversary.

[3] The commission paid on each premium payment is subject to a 100% chargeback for 12 months from the date of deposit in the event of a withdrawal, full or partial. For flexible premium annuities, withdrawals are processed on a LIFO (Last In/First Out) premium payment basis.



Graded Commissions
Commission Schedule for TSA Annuities

Life Insurance Company of the Southwest (LSW) • www.lifeofsouthwest.com
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • Sales Desk 800-906-3310

Table of First-Year and Renewal Commissions (Commissions under this schedule shall be immediately vested.)

Plan	Issue Age	First Year*	Commissions‡ Renewal	Years Applicable	Service Fee‡ Percent#	Years Applicable
FLEX I	0-55	8.00%	3.00%	2-10	3.00%	11+
	56-65	6.00	2.00	2-10	2.00	11+
	66-70	3.50	2.00	2-10	2.00	11+
FLEX II	0-55	14.00	4.00	2-10	4.00	11+
	56-60	10.00	3.50	2-10	3.50	11+
	61-65	8.00	3.00	2-10	3.00	11+
	66-70	4.00	3.00	2-10	3.00	11+
Premier+1	0-55	16.00	6.00	2-10		
			5.00	11-20	5.00	21+
	56-65	8.00	3.00	2-20	3.00	21+
	66-70	4.00	3.00	2-20	3.00	21+
Single Sum Transfers	0-55	11.50	7.50	2-5	N/A	N/A
			5.00	6-10	N/A	N/A
	56-65	5.00	4.00	2-10	N/A	N/A
	66-70	4.00	3.00	2-10	N/A	N/A
FLEX 10	0-55	7.00	3.00	2-10	3.00	11+
	56-65	5.00	2.00	2-10	2.00	11+
	66-70	2.50	2.50	2-10	2.50	11+
Single Sum Transfers Year 1	0-55	7.00	N/A	N/A	N/A	N/A
	56-65	5.00	N/A	N/A	N/A	N/A
	66-70	2.50	N/A	N/A	N/A	N/A
Year 2	0-55	6.00	N/A	N/A	N/A	N/A
	56-65	4.25	N/A	N/A	N/A	N/A
	66-70	2.50	N/A	N/A	N/A	N/A
Year 3	0-55	5.00	N/A	N/A	N/A	N/A
	56-65	3.50	N/A	N/A	N/A	N/A
	66-70	2.50	N/A	N/A	N/A	N/A
Year 4	0-55	4.00	N/A	N/A	N/A	N/A
	56-65	2.75	N/A	N/A	N/A	N/A
	66-70	2.50	N/A	N/A	N/A	N/A
Year 5	0-55	3.00	N/A	N/A	N/A	N/A
	56-65	2.00	N/A	N/A	N/A	N/A
	66-70	2.00	N/A	N/A	N/A	N/A
FLEX 15	0-55	8.00	3.00	2-10	3.00	11+
	56-65	6.00	2.00	2-10	2.00	11+
	66-70	2.50	2.50	2-10	2.50	11+
FLEX 25	0-55	12.00	6.00	2		
			4.00	3-10	4.00	11+
	56-60	6.00	5.50	2		
			3.00	3-10	3.00	11+
	61-65	5.00	4.50	2		
			3.00	3-10	3.00	11+
	66-70	3.00	3.00	2-10	3.00	11+

‡ Minus the sum of the commissions or service fees applicable to the contract level(s) of all sub-agents or sub-agencies.

* First-year commissions are based on premiums received and credited during the first full year of the annuity contract. Renewal commissions are based on premiums received in subsequent years. If any employer requires the waiver of any amount of Withdrawal Charge as a condition to transacting business with that employer, LSW will reverse commissions in an amount equal to the Withdrawal Charge waived in the event of a cash surrender, but never to exceed the commission paid.

Systematic transfers under Rev. Rul. 90-24 and periodic rollovers of 403(b) funds to a 403(b) flexible premium annuity will be paid at full commission. Non-systematic transfers and rollovers into a *FLEX* annuity (except transfers to *FLEX 10* and *Premier+1* which are paid according to the Single Sum Transfer Schedule - see table) totaling $5,000 or more which are received in any 90-day period will be reversed and placed into the appropriate SPDA contract with applicable commission and production credit adjustments. The sum of non-systematic transfers and rollovers in excess of $5,000 received 90 days apart during the first annuity contract year will receive commission at the ultimate renewal commission rate for the policy.

Systematic transfers are defined as those being made on an automatic basis (e.g., a settlement option) from another insurance company or a 403(b)(7) custodial account as a trustee to trustee transfer pursuant to Rev. Rul. 90-24. Periodic rollovers are defined as those being made on an automatic basis which represent a series of direct rollovers of Eligible Rollover Distributions (as defined in Public Law 102-318) from a 403(b) retirement plan.

Issue age is determined by age nearest birthday.

Service fees will be paid on premiums paid in cash to the Company on the *FLEX* annuities written under this contract, provided this contract remains in force.

NOTE: Special variations of the products listed may be required for approval in certain school systems. This may require adjustments to this commission schedule.



Graded Commissions

Commission Schedule (RetireMax Provider)
Optional Commission Schedule (SecurePlus FLEX, SecurePlus Select, and SecurePlus Gold)

Life Insurance Company of the Southwest (LSW) • www.lifeofsouthwest.com
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • Sales Desk 800-906-3310

Table of First-Year and Renewal Commissions

General Provision: This schedule is subject to the provisions of the Agent Agreement to which it is attached. Commissions under this schedule shall be immediately vested.

		Commissions**			Service Fees**
Plan	Issue Age†	1st Year*	Renewal*	Trail**	(Trail Only)
SecurePlus® FLEX, SecurePlus Select and SecurePlus Gold Equity-Indexed Annuities (High Trail Commission Option must be selected on application when submitted.)	0-75	3%	0%	1% (yrs. 2-10)	1% (yrs. 11+)
	76-80	2%	0%	1% (yrs. 2-10)	1% (yrs. 11+)
	81-85	1%	0%	1% (yrs. 2-10)	1% (yrs. 11+)
RetireMax Provider	0-75	3%	0%	1% (yrs. 2-10)	1% (yrs. 11+)
	76-80	2%	0%	1% (yrs. 2-10)	1% (yrs. 11+)
	81-90	1%	0%	1% (yrs. 2-10)	1% (yrs. 11+)

The optional trail schedule can be elected on a policy by policy basis by the writing agent and applies to all commission levels when elected by the writing agent on *SecurePlus FLEX*, *SecurePlus Select*, and *SecurePlus Gold* policies.

↔ Minus the sum of all commissions, trail commissions, or service fees applicable to the contract level(s) of all sub-agents or sub-agencies.

* First-year commissions are based on premiums received and credited during the first full year of the annuity policy. There are no renewal commissions based on premiums received in subsequent years. If any employer requires the waiver of any amount of Withdrawal Charge as a condition to transacting business with that employer, LSW will reverse commissions in an amount equal to the Withdrawal Charge waived in the event of a cash surrender, but never to exceed the commission paid.

** Trail commissions are payable quarterly using calendar quarters ending March 31st, June 30th, September 30th, and December 31st at the annual rate shown above beginning at the end of the fifth calendar quarter following the policy issue date, and are vested. Trail Commissions are calculated as the quarterly Trail rate times the Accumulation Value on in-force *SecurePlus FLEX*, *SecurePlus Select*, and *SecurePlus Gold* Policies issued under this Optional Trail Commission Schedule. Trail Commissions are calculated as the quarterly Trail rate times the Accumulation Value on in-force *RetireMax Provider* Policies. Thereafter, trail commissions are payable as a non-vested service fee on in-force policies provided this agreement remains in force after the tenth policy year.

† Issue age is determined by age last birthday.

NOTE: Special versions of the product listed may be required for approval in certain school systems. This may require adjustments to this commission schedule.

Vesting. You may vest in Trail Service Fees on *SecurePlus FLEX*, *SecurePlus Select*, and *SecurePlus Gold FPDA* where you are the writing agent. Trail Service Fees on policies where you are the writing agent will vest (subject to revocation upon your Termination for Cause as defined in your Agreement):

a) when You have $1,000,000 of Accumulation Values in *SecurePlus FLEX*, *SecurePlus Select*, and *SecurePlus Gold FPDA* where this commission option was selected, and

b) when You have been continuously contracted with the Company for 15 years; or when You have attained the age of 65 years and have been continuously contracted with the Company for 10 years.

Vesting. You may vest in Trail Service Fees on *RetireMax Provider* policies where you are the writing agent. Trail Service Fees on policies where you are the writing agent will vest (subject to revocation upon your Termination for Cause as defined in your Agreement):

a) when You have $1,000,000 of Accumulation Values in *RetireMax Provider* policies, and

b) when You have been continuously contracted with the Company for 15 years; or when You have attained the age of 65 years and have been continuously contracted with the Company for 10 years.

The effect of vesting of Trail Service Fees is to remove the requirement for You to be contracted with the Company to be eligible for such Trail Service Fees. All other conditions required for You to be paid Trail Service Fees shall be unaffected by this vesting provision.

Agent Bonus Commissions (ABC)

Product	ABC Credit	Accumulation Year(s)	Validation Point	Distribution Year(s)	Annuity Factor
FLEX 10	1.00%	1-9	End of Year 9	10-14	14
*FLEX 15**	1.00%	1-8	End of Year 8	9-12	12
*FLEX 25**	2.00%	1-12	End of Year 12	13-15	15

Years refer to policy years of each policy written on products that contain the ABC feature.

Accumulation
The ABC is credited with a percentage of each premium paid during the Accumulation Period. The amount of credit and the Accumulation Period is illustrated in the table above. The ABC accumulates on each policy with interest at the same rates as the premium payments from which it originated.

Payout
The ABC will be paid to you at the end of each policy year during the Distribution Period, provided the policy is in force at the end of each year. The ABC will be paid in substantially equal annual payments over the Distribution Period. See table below.

In order for the ABC to be payable on flexible premium annuities, cumulative premiums paid less all partial withdrawals at the Validation Point must equal or exceed two times the premiums paid on which first-year commissions were paid. Otherwise, no ABC is payable on that policy.

End of Year	Amount Paid	
FLEX 10		
10	20%	of ABC
11	25%	of Remaining ABC
12	33%	of Remaining ABC
13	50%	of Remaining ABC
14	100%	of Remaining ABC
FLEX 15		
9	25%	of ABC
10	33%	of Remaining ABC
11	50%	of Remaining ABC
12	100%	of Remaining ABC
FLEX 25		
13	25%	of ABC
14	50%	of Remaining ABC
15	100%	of Remaining ABC

*ABC is not available to Florida agents on policies written for FLEX 15 and FLEX 25.

Withdrawals
All partial withdrawals from each policy will reduce the remaining, unpaid ABC on the policy from which the partial withdrawal is made. The ABC will be reduced by an amount equal to the remaining ABC, multiplied by the amount of the partial withdrawal, divided by the amount of the policy Accumulation Value immediately prior to the partial withdrawal.

Any remaining ABC attributable to a policy will be forfeited in the event of policy surrender.

Annuitization
If a policy is annuitized before the fifth policy anniversary, no ABC is payable.

If the policy has been in force for five years or longer, the amount of ABC payable upon annuitization is equal to the remaining ABC, multiplied by the number of years the policy has been in force (rounded to the lowest whole number of completed years) divided by the Annuity Factor shown in the table above.

In order for the ABC to be payable upon annuitization of flexible premium annuities, cumulative premiums paid less all partial withdrawals, at the earlier of the time of annuitization or the Validation Point must equal or exceed two times the premiums paid on which first-year commissions were paid. Otherwise, no ABC is payable on that policy.

Death of Annuitant
Any remaining ABC attributable to a policy will be forfeited upon the payment of a death benefit.



Commission Schedule

Life Insurance Company of the Southwest (LSW)
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • **Sales Desk Hotline** 800-906-3310

Table of First-Year and Renewal Commissions (Commissions under this schedule shall be immediately vested.)

Plan	Issue Age	Commissions‡			Service Fee‡	
		First Year	Renewal	Years Applicable	Percent	Years Applicable
SecurePlus Platinum	0-65	11.00	7.00	2-5	2.50	11-15
			3.50	6-10	1.50	16+
	66-70	9.50	6.00	2-5	2.50	11-15
			3.50	6-10	1.50	16+
	71-75	8.00	5.00	2-5	2.50	11-15
			3.50	6-10	1.50	16+
	76-80	7.00	3.50	2-5	1.50	11+
			2.50	6-10		
SecurePlus Gold see supplement for WA and UT commissions	0-75	7.00	3.50	2-10	2.25	11+
	76-80	5.00	2.50	2-10	1.25	11+
	81-85	3.00	1.50	2-10	0.75	11+
SecurePlus Silver	0-75	5.00	2.50	2-7		
			1.80	8-10	1.80	11+
	76-80	3.75	2.025	2-7		
			1.35	8-10	1.35	11+
	81-85	2.50	1.35	2-7		
			0.90	8-10	0.90	11+
	86-89	1.80	0.90	2-7		
			0.00	8-10	0.00	11+
SecurePlus TLC see supplement for AL, MN, UT and WA commissions	0-75	8.00	NA	NA	NA	NA
	76-80	6.00	NA	NA	NA	NA
SecurePlus Accumulator 3	0-75	5.25	NA	NA	NA	NA
	76-80	3.75	NA	NA	NA	NA
	81-85	1.80	NA	NA	NA	NA
SecurePlus Accumulator 5 **SecurePlus Master 5 (403(b) & 457)**	0-65	8.00	NA	NA	NA	NA
	66-70	6.50	NA	NA	NA	NA
	71-75	5.00	NA	NA	NA	NA
	76-80	4.00	NA	NA	NA	NA
SecurePlus Elite – Flex Premium see supplement for TX commissions	0-55	11.00	5.00	2-5		
			3.50	6-10	2.25	11+
	56-60	9.00	5.00	2		
			4.00	3-5		
			3.50	6-10	2.25	11+
	61-70	7.00	3.50	2-10	2.25	11+
Single Sum	0-70	10.00	7.00	2-4		
			5.00	5-6		
			3.50	7-8		
			1.80	9-10	0.90	11+
SecurePlus TSA, SecurePlus Select TSA, SecurePlus Advantage, SecurePlus Select Advantage	0-59	7.00	6.00	2-5		
			3.50	6-10	2.25	11+
	60-70	7.00	3.50	2-10	1.50	11+

 Commission grid is not an approval listing. Please consult the LSW website for product availability.



Commission Schedule

Life Insurance Company of the Southwest (LSW)
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • **Sales Desk Hotline** 800-906-3310

Table of First-Year and Renewal Commissions (Commissions under this schedule shall be immediately vested.)

Plan	Issue Age	Commissions‡			Service Fee†	
		First Year	Renewal	Years Applicable	Percent	Years Applicable
RetireMax FPDA 1 – Flex Premium	0-65	7.00	4.00	2-5		
			3.50	6-7		
			2.50	8-10	2.50	11+
	66-75	5.00	3.50	2-5		
			2.50	6-10	2.50	11+
Single Sum	0-70	6.00	4.00	2-3		
			2.50	4-5		
			0.90	6-10	0.90	11+
	71-75	5.00	3.50	2-3		
			2.25	4-5		
			0.90	6-10	0.90	11+
RetireMax FPDA 2 – Flex Premium	0-55	11.00	4.00	2-5		
			3.75	6-10	2.50	11+
	56-65	9.00	4.00	2-5		
			3.75	6-10	2.50	11+
	66-75	7.00	3.75	2-5		
			3.75	6-10	2.50	11+
Single Sum	0-70	9.00	6.00	2-4		
			4.00	5-6		
			2.50	7-8		
			0.90	9-10	0.90	11+
	71-75	7.00	4.00	2-5		
			2.50	6-8		
			0.90	9-10	0.90	11+
RetireMax FPDA 3 – Flex Premium	0-55	13.00	4.00	2-5		
			3.75	6-10	2.50	11+
	56-61	11.00	4.00	2-5		
			3.75	6-10	2.50	11+
	62-63	10.00	4.00	2-5		
			3.75	6-10	2.50	11+
	64-65	9.00	4.00	2-5		
			3.75	6-10	2.50	11+
	66-75	8.00	3.75	2-10	2.50	11+
Single Sum	0-70	10.00	7.00	2-4		
			5.00	5-6		
			3.50	7-8		
			1.80	9-10	0.90	11+
	71-75	8.00	5.00	2-5		
			3.50	6-8		
			1.80	9-10	0.90	11+
RetireMax FPDA 3+ – Flex Premium	0-55	12.00	3.50	2-5		
			3.50	6-10	2.50	11+
	56-60	10.00	3.00	2-5		
			3.00	6-10	2.50	11+
	61-65	8.00	2.50	2-10	2.50	11+
	66-75	7.00	2.50	2-10	2.50	11+
Single Sum	0-60	8.00	5.00	2-4		
			3.50	5-6		
			1.80	7-8		
			0.90	9-10	0.90	11+
	61-65	7.00	4.00	2-4		
			2.50	5-6		
			0.90	7-10	0.90	11+
	66-75	7.00	3.50	2-4		
			1.80	5-6		
			0.90	7-10	0.90	11+

 Commission grid is not an approval listing. Please consult the LSW website for product availability.



Commission Schedule

Life Insurance Company of the Southwest (LSW)
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • **Sales Desk Hotline** 800-906-3310

Table of First-Year and Renewal Commissions (Commissions under this schedule shall be immediately vested.)

Plan	Issue Age	Commissions‡			Service Fee‡	
		First Year	Renewal	Years Applicable	Percent	Years Applicable
RetireMax FPDA 4 – Flex Premium	0-55	15.00	5.00	2-10	4.00	11-15
					2.50	16+
	56-60	13.00	5.00	2-5		
			4.00	6-10	3.50	11-15
					2.50	16+
	61-65	11.00	4.00	2-10	2.50	11+
	66-70	8.00	4.00	2-10	2.50	11+
Single Sum	0-60	11.00	9.00	2-4		
			7.00	5-7		
			5.00	8-9		
			3.50	10	3.50	11
					1.80	12-13
					0.90	14+
	61-65	11.00	8.00	2-4		
			6.00	5-7		
			4.00	8-9		
			2.50	10	2.50	11
					0.90	12+
	66-70	11.00	7.00	2-4		
			5.00	5-7		
			3.50	8-9		
			1.80	10	1.80	11
					0.90	12+
RetireMax TSA 90 **Flex premium**	0-55	13.00	4.00	2-5		
			3.75	6-10	2.50	11+
	56-61	11.00	4.00	2-5		
			3.75	6-10	2.50	11+
	62-63	10.00	4.00	2-5		
			3.75	6-10	2.50	11+
	64-65	9.00	4.00	2-5		
			3.75	6-10	2.50	11+
	66-75	8.00	3.75	2-10	2.50	11+
Single Sum	0-70	10.00	7.00	2-4		
			5.00	5-6		
			3.50	7-8		
			1.80	9-10	0.90	11+
	71-75	8.00	5.00	2-5		
			3.50	6-8		
			1.80	9-10	0.90	11+

 Commission grid is not an approval listing. Please consult the LSW website for product availability.



Commission Schedule

Life Insurance Company of the Southwest (LSW)
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • **Sales Desk Hotline** 800-906-3310

Table of First-Year and Renewal Commissions (Commissions under this schedule shall be immediately vested.)

Plan	Issue Age	Commissions‡			Service Fee‡	
		First Year	Renewal	Years Applicable	Percent	Years Applicable
Retire One	0-70	6.00	4.00	2-3		
			2.50	4-5		
			0.90	6-10	0.90	11+
	71-75	5.00	3.50	2-3		
			2.25	4-5		
			0.90	6-10	0.90	11+
	76-80	3.75	2.50	2-3		
			1.35	4-5		
			0.90	6-10	0.90	11+
	81-85	3.50	1.80	2-3		
			0.90	4-10	0.90	11+
Retire Two	0-70	9.00	6.00	2-4		
			4.00	5-6		
			2.50	7-8		
			0.90	9-10	0.90	11+
	71-75	7.00	4.00	2-5		
			2.50	6-8		
			0.90	9-10	0.90	11+
	76-80	4.00	2.50	2-5		
			2.50	6-8		
			0.90	9-10	0.90	11+
	81-85	4.00	2.50	2-6		
			0.90	7-10	0.90	11+
Retire Three	0-70	10.00	7.00	2-4		
			5.00	5-6		
			3.50	7-8		
			1.80	9-10	0.90	11+
	71-75	8.00	5.00	2-5		
			3.50	6-8		
			1.80	9-10	0.90	11+
	76-80	5.00	3.50	2-8		
			1.80	9-10	0.90	11+
Retire Four	0-60	11.00	9.00	2-4		
			7.00	5		
			7.00	6-7		
			5.00	8-9		
			3.50	10	3.50	11
					1.80	12-13
					0.90	14+
	61-65	11.00	8.00	2-4		
			6.00	5		
			6.00	6-7		
			4.00	8-9		
			2.50	10	2.50	11
					0.90	12+
	66-70	11.00	7.00	2-4		
			5.00	5		
			5.00	6-7		
			3.50	8-9		
			1.80	10	1.80	11
					0.90	12+
	71-75	9.00	6.00	2-4		
			4.00	5-7		
			2.50	8-9		
			0.90	10	0.90	11+

 Commission grid is not an approval listing. Please consult the LSW website for product availability.

LSW Commission Schedule

Life Insurance Company of the Southwest (LSW)
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • **Sales Desk Hotline** 800-906-3310

Table of First-Year and Renewal Commissions (Commissions under this schedule shall be immediately vested.)

Plan	Issue Age	Commissions‡			Service Fee‡	
		First Year	Renewal	Years Applicable	Percent	Years Applicable
RetireMax Millennium Plus	0-70	6.55	NA	NA	NA	NA
see supplement for AL, MN, UT	71-75	5.15	NA	NA	NA	NA
& WA commissions	76-80	4.15	NA	NA	NA	NA
RetireMax TLC	0-75	8.00	NA	NA	NA	NA
see supplement for AL, MN, UT	76-80	6.00	NA	NA	NA	NA
and WA commissions						
SureRate 2	0-90	0.90	NA	NA	NA	NA
SPIA	All	2.00	NA	NA	NA	NA

 Commission grid is not an approval listing. Please consult the LSW website for product availability.



Optional Trail Commission Schedule

Life Insurance Company of the Southwest (LSW)
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • **Sales Desk Hotline** 800-906-3310

Table of First-Year and Renewal Commissions

Plan	Issue Age	Commissions‡ #			Service Fee‡ #	
		First Year	Trail	Years Applicable	Percent	Years Applicable
SecurePlus Gold	0-75	2.50	NA	NA	NA	NA
	76-80	1.50	NA	NA	NA	NA
	81-85	0.75	NA	NA	NA	NA
Annual trails	All	NA	0.90	2-10	0.90	11+
SecurePlus TLC & RetireMax TLC	0-75	3.50	NA	NA	NA	NA
	76-80	2.50	NA	NA	NA	NA
Annual trails	All	NA	0.90	2-10	0.90	11+
SecurePlus Silver	0-80	1.35	NA	NA	NA	NA
	81-89	1.125	NA	NA	NA	NA
Annual trails	All	NA	0.90	2-10	0.90	11+

 Commission grid is not an approval listing. Please consult the LSW website for product availability.



Commission Schedule Addendum

Life Insurance Company of the Southwest (LSW)
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • Sales Desk Hotline **800-906-3310**

‡ First-year commissions are based on premiums received and credited during the first twelve months (first year) of the annuity contract. Renewal commissions are based on premiums received in subsequent years. Both first year and renewal commissions exclude premiums returned or not taken for any reason. If any employer requires the waiver of any amount of Withdrawal Charge as a condition to transacting business with that employer, LSW will reduce commissions in an amount equal to the commission payable on the Withdrawal Charge so waived, but never to exceed the commission paid. First year and renewal commissions shown are gross commissions. Actual commissions paid are reduced by all commissions or service fees paid on the subject Policy to all sub-agents or sub-agencies.

Systematic transfers under Rev. Rul. 90-24 and periodic rollovers of 403(b) premium to a 403(b) flexible premium annuity will be paid at full commission dependent upon the year in which they are received. Systematic transfers are defined as those being made on an automatic basis (e.g., a settlement option) from another insurance company or a 403(b)(7) custodial account as a trustee to trustee transfer pursuant to Rev. Rul. 90-24. Periodic rollovers are defined as those being made on an automatic basis which represent a series of direct rollovers of Eligible Rollover Distributions (as defined in Public Law 102-318) from a 403(b) retirement plan.

Service fees will be paid on premiums collected by the Company to the extent the commission schedules permit but only while the Agent Agreement remains in force.

Special variations of the products listed may be required for approval in certain school systems and/or states. This may require adjustments to this commission schedule.

Commissions on Policies issued as a replacement for another LSW or NLV Policy will be reduced according to LSW rules in place at such time. Execution of a single case agreement will be required which will set forth applicable commissions regarding the exchange (replacement).

A commission chargeback shall apply as follows to any LSW annuity Policy when a Death Benefit is paid on such Policy due to the death of the Owner and/or Annuitant at anytime before the first policy anniversary: 1) One hundred percent (100%) of all paid commissions shall be indebtedness due LSW if death of the Annuitant and/or Owner occurs within the first one hundred and eighty three (183) days from policy issue; or 2) One half (50%) of all paid commissions shall be indebtedness due LSW if death of the Annuitant and/or Owner occurs after one hundred and eighty three (183) days from policy issue but before one (1) year from policy issue.

Issue age is determined by actual age of the Annuitant.

The Optional Trail Commission Schedule can be elected on a Policy by Policy basis by the writing Agent on applicable products.

Trail commissions are vested and payable quarterly beginning at the end of the fifth calendar quarter following the Policy issue date. The Trail Commission shown is an annual rate, ¼ of which is paid quarterly. Trail commissions payable are calculated based on the Accumulation Value on in-force Policies where the Agent elected to be paid under the Optional Trail Commission Schedule. In Policy years 11+, trail commissions are not paid, instead non-vested service fees are paid while the Agent Agreement remains in-force.

Service Fees under the Optional Trail Commission Schedule (not applicable to any other Service Fee) become vested to the writing agent provided:

1) the sum of the Accumulation Values of the Policies for which the Optional Trail Commission Schedule has been selected total at least $1,000,000; and
2) the writing agent has been continuously appointed with the Company for 15 years; or has attained age 65 and has been continuously appointed for 10 years.

The effect of vesting of Trail Service Fees is to remove the requirement for Agent to be appointed with the Company to be eligible for such Trail Service Fees. All other conditions required for Agent to be paid Trail Service Fees shall be unaffected by this vesting provision.

 Commission grid is not an approval listing. Please consult the LSW website for product availability.

LSW Commission Schedule
Amendment for Schedule of Trail Commissions

Life Insurance Company of the Southwest (LSW)
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • Sales Desk Hotline **800-906-3310**

This Amendment for Schedule of Trail Compensation ("Amendment") amends the existing Agent Agreement ("Agreement") entered into between Agent("You" and/or "Yours") and Life Insurance Company of the Southwest ("Company").

SECTION I - Trail Commission

Subject to the terms set forth herein and to your Agreement to which this Amendment is attached, the Company agrees to pay You Personal Production Trail Commissions and/or Override Trail Commissions at the end of each Qualifying Calendar Quarter. You are eligible to receive both Personal Production Trail Commissions on Your Personal Production and Override Trail Commissions on Sub-Agent's(s') Production provided the conditions set forth herein are met.

SECTION II - Personal Production Trail Commission and Override Trail Commission Conditions

A. Flexible Premium Deferred Annuities

You will be paid a Personal Production Trail Commission at the end of each Qualifying Calendar Quarter on any Qualifying FLEX Policy Values from Your Personal Production so long as the Minimum FLEX Policy Value Threshold requirement is met.

You will be paid an Override Trail Commission at the end of each Qualifying Calendar Quarter on any Qualifying FLEX Policy Values from a Sub-Agent's(s') Production so long as the Minimum FLEX Policy Value Threshold requirement is met for that Sub-Agent.

1. FLEX Policies as referenced in this Amendment are the Company policies with the following form numbers:

Type of Policy	Form No.	Type of Policy	Form No.
FLEX I	7206, 7206A, 7321A, 7405	*Lone Star Texas Star +*	7936
FLEX II	7207, 7207A, 7240, 7322A	*SecurePlus TSA*	7820, 7725
FPDA 3 +	*7935*	*SecurePlus Select TSA*	7850

2. The Minimum FLEX Policy Value Threshold is $1,000,000 in Qualifying FLEX Policy Values. Your Personal Production of Qualifying FLEX Policy Values and each Sub-Agent's(s') Production of Qualifying FLEX Policy Values will be kept separate and distinct from each other when determining whether the Minimum FLEX Policy Value Threshold has been met for each separate party. No Personal Production Trail Commission will be paid if the total of Qualifying FLEX Policy Values from your Personal Production as of any Qualifying Calendar Quarter is less than $1,000,000. No Override Trail Commission will be paid to You on Qualifying FLEX Policy Values from a Sub-Agent's(s') Production if that Sub-Agent's(s') Production of Qualifying FLEX Policy Values as of any Qualifying Calendar Quarter is less than $1,000,000.

C. Vesting

1. Personal Production Trail Commissions will vest (subject to revocation upon your Termination for Cause as defined in your Agreement) on Qualifying Values from Your Personal Production:
   a) when You have $2,500,000 of Qualifying Values, and
   b) when You have been continuously contracted with the Company for 15 years; or when You have attained the age of 65 years and have been continuously contracted with the Company for 10 years.
2. Override Trail Commissions will vest on Qualifying Values from a Sub-Agent's(s') Production as follows:
   a) on Qualifying FLEX Policy Values - when
      i) You have been continuously contracted with the Company for 15 years, or when You have attained the age of 65 years, and have been continuously contracted with the Company for 10 years; and
      ii) when Sub-Agent(s) have Qualifying FLEX Policy Values that meet the Minimum FLEX Policy Value Threshold.
3. The effect of vesting of Personal Production Trail Commissions and/or Override Trail Commissions is to:
   a) remove the requirement for You to be contracted with the Company to be eligible for such Personal Production Trail Commissions and/or Override Trail Commissions, and
   b) reduce the Minimum FLEX Policy Value Threshold from $1,000,000 to zero for Personal Production Trail Commissions only. Vesting shall not affect the necessity for Sub-Agent(s) to meet the Minimum FLEX Policy Value Thresholds for You to receive Override Trail Commissions thereon.

All other conditions required for You to be paid Personal Production Trail Commissions and/or Override Trail Commissions shall be unaffected by this Section II (C).

 Commission grid is not an approval listing. Please consult the LSW website for product availability.

SECTION III - Commission Amounts

A. Amount Defined

The Personal Production Trail Commission for each Qualifying Calendar Quarter shall be .04% (4 basis points) of Qualifying Values, but shall only apply to those FLEX Policies issued while under current contract level. Any changes in Your Contract Level shall not affect any Policies issued prior to the change. Your Override Trail Commission shall be .04% (4 basis points) of Qualifying Values minus the sum of the Trail Commissions applicable to the Contract Level(s) of all Sub-Agents on the subject FLEX Policies.

For each Sub-Agent(s) as to which You are qualified to receive an Override Trail Commission, your Override Trail Commission is determined according to the Contract Level of Sub-Agent(s) at the time of issue for the subject policy. Any change in Sub-Agent's(s') Contract Level after the issue date of such policy shall not affect your Override Trail Commission on any policy issued prior to the date of such change.

B. Minimum Size for Payment

Notwithstanding the above, if at the end of any Qualifying Calendar Quarter, the total of Personal Production Trail Commission and Override Trail Commissions due You is less than $50, no payment shall be made nor carried over to any future period for payment.

C. Agent Numbers

Personal Production Trail Commissions and Override Trail Commissions shall be determined and paid by Agent's contract number. Policies issued under multiple agent contract numbers will not be aggregated for determination of Qualifying Values unless otherwise agreed to in writing by the Company.

SECTION IV - Definitions

A. A "Sub-Agent" is a life insurance agent licensed and contracted with the Company and as to which you receive: (1) override commissions pursuant to your Agreement with the Company; or (2) receive all commissions from such person's production due to his/her status as a Non-Commissioned Agent ("NCA") with the Company.

B. "Personal Production" means the Company's FLEX Policies which have been issued with You as the licensed and writing agent.

C. "Sub-Agent(s) Production" means the Company's FLEX Policies which have been issued with Sub-Agent as the licensed and writing agent provided that production by a sub-agent who has been terminated for cause will not be considered in determining Qualifying values.

D. "Policy Value" is the Accumulation Value of FLEX Policies.

E. "Contract Level" means the classification of Your and/or Sub-Agent's(s') contract with the Company.

F. A "Qualifying Calendar Quarter" shall be calendar quarters ending on March 31st, June 30th, September 30th, and December 31st:

1. during Your life (see Section VIII if you are a corporation or other business entity);
2. while You are contracted with the Company or have become vested in Personal Production Trail Commissions and/or Override Trail Commissions pursuant to the terms hereof;
3. on which date the Minimum FLEX Policy Value Threshold has been met; and
4. while this Amendment is in full force and effect.

G. "Qualifying Values" is a reference to the following whether from your Personal Production or a Sub-Agent's(s') Production:

1. Qualifying FLEX Policy Values

In determining Qualifying Values, Your Personal Production and each Sub-Agent's Production are kept separate and distinct from each other when determining Qualifying Value(s). Thus, your Personal Production will not be added to any Sub-Agent's(s') Production in determining Qualifying FLEX Policy Values; nor will any two or more Sub-Agents' Production be added together in determining Qualifying FLEX Policy Values.

H. "Qualifying FLEX Policy Values" are Policy Values determined as of each Qualifying Calendar Quarter for in-force FLEX policies whether personally produced by You or by any Sub-Agent(s), which policies are issued on FLEX Policy form numbers listed in Section II (A) (1), so long as the Policy Values for your Personal Production or for any Sub-Agent's(s') Production individually meet the FLEX Minimum Policy Value Threshold.

 Commission grid is not an approval listing. Please consult the LSW website for product availability.

SECTION V - Non-Transferability of Values

A. Qualifying Values only consist of:
   1. Policy Values from policies sold personally by a Sub-Agent where such Sub-Agent is properly licensed and executes the applicable policy application; and
   2. Policy Values from your Personal Production where You are properly licensed and execute the applicable policy application.

B. If more than one agent executes a policy application, then for purposes hereof the Accumulation Value of such policy shall be prorated equally according to the split shown on the application but if no split is shown then such Accumulation Value shall be divided equally among the agents executing the application.

C. Qualifying Values shall not include any Policy Values from a policy which is acquired, sold, gifted, devised or transferred by or to any Sub-Agent(s) and/or You in any manner whatsoever. The Company reserves the right to determine whether any Qualifying Value(s) has(have) been acquired by a Sub-Agent and/or You in contravention of the intent of this section and if the Company determines same, to exclude such amount from inclusion as Qualifying Values.

SECTION VI - Right to Alter, Amend Program

The Company reserves the right to alter, amend or terminate prospectively the payment of Trail Commissions for policies sold after the notice date by providing written notice to such effect to Your last known address.

SECTION VII - Interpretation

The Company reserves the right to solely interpret the provisions of this Amendment so that the Company's intent in providing this Amendment is realized.

SECTION VIII - Business Form

If You are a corporation or other business entity, the Company shall solely determine the individual whom it deems to be You for purposes of measuring a life for purposes hereof.

SECTION IX - Amendment Controls

In the event this Amendment conflicts with any provision in the Agent Agreement, this Amendment shall control.



Commission Schedule

Life Insurance Company of the Southwest (LSW)
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • Sales Desk Hotline **800-906-3310**

Table of First-Year and Renewal Commissions (Commissions under this schedule shall be immediately vested.)

Plan	Issue Age	Commissions‡			Service Fee‡	
		First Year	Renewal	Years Applicable	Percent	Years Applicable
SecurePlus Platinum	0-65	10.00	6.50	2-5	2.25	11-15
			3.25	6-10	1.25	16+
	66-70	8.50	5.50	2-5	2.25	11-15
			3.25	6-10	1.25	16+
	71-75	7.00	4.50	2-5	2.25	11-15
			3.25	6-10	1.25	16+
	76-80	6.00	3.25	2-5	1.25	11+
			2.25	6-10		
SecurePlus Gold	0-75	6.50	3.25	2-10	2.00	11+
see supplement for WA and UT	76-80	4.50	2.25	2-10	1.00	11+
commissions	81-85	2.50	1.25	2-10	0.50	11+
SecurePlus Silver	0-75	4.50	2.25	2-7		
			1.60	8-10	1.60	11+
	76-80	3.25	1.80	2-7		
			1.20	8-10	1.20	11+
	81-85	2.25	1.20	2-7		
			0.80	8-10	0.80	11+
	86-89	1.60	0.80	2-7		
			0.00	8-10	0.00	11+
SecurePlus TLC	0-75	7.00	NA	NA	NA	NA
see supplement for AL, MN, UT	76-80	5.00	NA	NA	NA	NA
and WA commissions						
SecurePlus Accumulator 3	0-75	4.625	NA	NA	NA	NA
	76-80	3.25	NA	NA	NA	NA
	81-85	1.60	NA	NA	NA	NA
SecurePlus Accumulator 5	0-65	7.00	NA	NA	NA	NA
SecurePlus Master 5 (403(b) & 457)	66-70	5.50	NA	NA	NA	NA
	71-75	4.50	NA	NA	NA	NA
	76-80	3.50	NA	NA	NA	NA
SecurePlus Elite –Flex Premium	0-55	10.00	4.50	2-5		
see supplement for TX commissions			3.00	6-10	2.00	11+
	56-60	8.00	4.50	2		
			3.50	3-5		
			3.00	6-10	2.00	11+
	61-70	6.00	3.00	2-10	2.00	11+
Single Sum	0-70	9.00	6.00	2-4		
			4.50	5-6		
			3.00	7-8		
			1.60	9-10	0.80	11+
SecurePlus TSA, SecurePlus	0-59	6.50	5.50	2-5		
Select TSA, SecurePlus Advantage,			3.25	6-10	2.00	11+
SecurePlus Select Advantage	60-70	6.50	3.25	2-10	1.25	11+

 Commission grid is not an approval listing. Please consult the LSW website for product availability.

LSW Commission Schedule

Life Insurance Company of the Southwest (LSW)
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • Sales Desk Hotline 800-906-3310

Table of First-Year and Renewal Commissions (Commissions under this schedule shall be immediately vested.)

Plan	Issue Age	Commissions‡			Service Fee‡	
		First Year	Renewal	Years Applicable	Percent	Years Applicable
RetireMax FPDA 1 –Flex Premium	0-65	6.00	3.50	2-5		
			3.00	6-7		
			2.25	8-10	2.25	11+
	66-75	4.50	3.00	2-5		
			2.25	6-10	2.25	11+
Single Sum	0-70	5.00	3.50	2-3		
			2.25	4-5		
			0.80	6-10	0.80	11+
	71-75	4.50	3.00	2-3		
			2.00	4-5		
			0.80	6-10	0.80	11+
RetireMax FPDA 2 –Flex Premium	0-55	10.00	3.50	2-5		
			3.25	6-10	2.25	11+
	56-65	8.00	3.50	2-5		
			3.25	6-10	2.25	11+
	66-75	6.00	3.25	2-5		
			3.25	6-10	2.25	11+
Single Sum	0-70	8.00	5.00	2-4		
			3.50	5-6		
			2.25	7-8		
			0.80	9-10	0.80	11+
	71-75	6.00	3.50	2-5		
			2.25	6-8		
			0.80	9-10	0.80	11+
RetireMax FPDA 3 –Flex Premium	0-55	12.00	3.50	2-5		
			3.25	6-10	2.25	11+
	56-61	10.00	3.50	2-5		
			3.25	6-10	2.25	11+
	62-63	9.00	3.50	2-5		
			3.25	6-10	2.25	11+
	64-65	8.00	3.50	2-5		
			3.25	6-10	2.25	11+
	66-75	7.00	3.25	2-10	2.25	11+
Single Sum	0-70	9.00	6.00	2-4		
			4.50	5-6		
			3.00	7-8		
			1.60	9-10	0.80	11+
	71-75	7.00	4.50	2-5		
			3.00	6-8		
			1.60	9-10	0.80	11+
RetireMax FPDA 3+ –Flex Premium	0-55	11.00	3.00	2-5		
			3.00	6-10	2.25	11+
	56-60	9.00	2.625	2-5		
			2.625	6-10	2.25	11+
	61-65	7.00	2.25	2-10	2.25	11+
	66-75	6.00	2.25	2-10	2.25	11+
Single Sum	0-60	7.00	4.50	2-4		
			3.00	5-6		
			1.60	7-8		
			0.80	9-10	0.80	11+
	61-65	6.50	3.50	2-4		
			2.25	5-6		
			0.80	7-10	0.80	11+
	66-75	6.50	3.00	2-4		
			1.60	5-6		
			0.80	7-10	0.80	11+

 Commission grid is not an approval listing. Please consult the LSW website for product availability.



Commission Schedule

Life Insurance Company of the Southwest (LSW)
1300 West Mockingbird Lane • Dallas, Texas 75247-4921 • Sales Desk Hotline **800-906-3310**

Table of First-Year and Renewal Commissions (Commissions under this schedule shall be immediately vested.)

Plan	Issue Age	Commissions‡			Service Fee‡	
		First Year	Renewal	Years Applicable	Percent	Years Applicable
RetireMax FPDA 4 –Flex Premium	0-55	14.00	4.50	2-10	3.50	11-15
					2.25	16+
	56-60	12.00	4.50	2-5		
			3.50	6-10	3.00	11-15
					2.25	16+
	61-65	10.00	3.50	2-10	2.25	11+
	66-70	7.00	3.50	2-10	2.25	11+
Single Sum	0-60	10.00	8.00	2-4		
			6.00	5-7		
			4.50	8-9		
			3.00	10	3.00	11
					1.60	12-13
					0.80	14+
	61-65	10.00	7.00	2-4		
			5.00	5-7		
			3.50	8-9		
			2.25	10	2.25	11
					0.80	12+
	66-70	10.00	6.00	2-4		
			4.50	5-7		
			3.00	8-9		
			1.60	10	1.60	11
					0.80	12+
RetireMax TSA 90 **Flex premium**	0-55	12.00	3.50	2-5		
			3.25	6-10	2.25	11+
	56-61	10.00	3.50	2-5		
			3.25	6-10	2.25	11+
	62-63	9.00	3.50	2-5		
			3.25	6-10	2.25	11+
	64-65	8.00	3.50	2-5		
			3.25	6-10	2.25	11+
	66-75	7.00	3.25	2-10	2.25	11+
Single Sum	0-70	9.00	6.00	2-4		
			4.50	5-6		
			3.00	7-8		
			1.60	9-10	0.80	11+
	71-75	7.00	4.50	2-5		
			3.00	6-8		
			1.60	9-10	0.80	11+

 Commission grid is not an approval listing. Please consult the LSW website for product availability.

Exhibit 6.1

Lincoln Financial Group/First-Penn Pacific


Lincoln
Financial Group
Lincoln Life

The Lincoln National Life Insurance Company
("hereinafter Company")

Individual Fixed Life Products
SCHEDULE OF COMMISSIONS

This schedule is attached to and made a part of the Selling Agreement. Commissions are calculated on premiums received and accepted by the Company on applications secured by the Producer or Agents or Brokers assigned to the Producer by the Company. All compensation and commission payments thereof are subject to the terms set forth in the Selling Agreement and interpretations made thereof by the Company.

This Schedule is effective May 22, 2006, or when contracted if later. No modifications to this Schedule will be valid unless approved in writing by an officer of the Company. This Schedule applies to the products shown below, but does not replace any existing Schedule. This schedule is not applicable in New York.

FIXED LIFE PRODUCTS	BASIS OF CALCULATION	First Policy Year Commission % of Basis	Renewal Commission % of Basis	Duration of Renewal Commission Policy Years
MoneyGuard Reserve® – Single Premium	Total Initial Premium	10.4%	N/A	N/A
MoneyGuard Reserve® - Flex Payment	Target Premium Excess Premium	61.81% 6.38%	6.96% 6.38%	As long as premiums collected

CHARGEBACK SCHEDULE—FOR ALL PRODUCTS			
BASIS OF CHARGEBACK:	**First 6 Months**	**Second 6 Months**	**Year 2+**
◆ Policy Refund	100%	50%	None
◆ Full Cash Surrender	100%	50%	None
◆ Lapse in first policy year	Pro-rata	Pro-rata	None
◆ Exercise Return of Premium	100%	50%	None

TERMS & CONDITIONS

- Target Premiums include all rate classes and additional costs of insurance on increases and rider additions.
- No commissions will be earned on any increase that replaces a previous decrease. An increase is defined as an increase in "Specified Amount" over the previous highest "Specified Amount."
- Partial commissions may be paid on internal exchanges or conversions. Refer to the Internal Replacement Policies & Procedures.
- No commissions will be paid on flat extras of less than ten (10) years.
- Commissions due or paid to sub-producers will be deducted from the above commissions.
- The commission paid on the Extension of Benefits (EOB) Rider target premium for policies written in Pennsylvania will not exceed 50%.

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.


Lincoln
Financial Group
Lincoln Life

The Lincoln National Life Insurance Company
("hereinafter Company")

Individual Fixed Life Products
SCHEDULE OF COMMISSIONS

This schedule is attached to and made a part of the Selling Agreement. Commissions are calculated on premiums received and accepted by the Company on applications secured by the Producer or Agents or Brokers assigned to the Producer by the Company. All compensation and commission payments thereof are subject to the terms set forth in the Selling Agreement and interpretations made thereof by the Company.

This Schedule is effective May 22, 2006, or when contracted if later. No modifications to this Schedule will be valid unless approved in writing by an officer of the Company. This Schedule applies to the products shown below, but does not replace any existing Schedule. This schedule is not applicable in New York.

FIXED LIFE PRODUCTS	BASIS OF CALCULATION	First Policy Year Commission % of Basis	Renewal Commission % of Basis	Duration of Renewal Commission Policy Years
MoneyGuard Reserve® – Single Premium	Total Initial Premium	10.0%	N/A	N/A
MoneyGuard Reserve® - Flex Payment	Target Premium Excess Premium	59.84% 6.38%	6.96% 6.38%	As long as premiums collected

CHARGEBACK SCHEDULE—FOR ALL PRODUCTS			
BASIS OF CHARGEBACK:	**First 6 Months**	**Second 6 Months**	**Year 2+**
◆ Policy Refund	100%	50%	None
◆ Full Cash Surrender	100%	50%	None
◆ Lapse in first policy year	Pro-rata	Pro-rata	None
◆ Exercise Return of Premium	100%	50%	None

TERMS & CONDITIONS

- Target Premiums include all rate classes and additional costs of insurance on increases and rider additions.
- No commissions will be earned on any increase that replaces a previous decrease. An increase is defined as an increase in "Specified Amount" over the previous highest "Specified Amount."
- Partial commissions may be paid on internal exchanges or conversions. Refer to the Internal Replacement Policies & Procedures.
- No commissions will be paid on flat extras of less than ten (10) years.
- Commissions due or paid to sub-producers will be deducted from the above commissions.
- The commission paid on the Extension of Benefits (EOB) Rider target premium for policies written in Pennsylvania will not exceed 50%.

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.



Our Copy
Over Nighted 5/21/03 along w/ license, E+O, & Mkting Plan

2003 Manufacturer's MG Bonus

Rules and Guidelines

BEST AVAILABLE COPY

MoneyGuard Bonus
Lincoln National Life Insurance Co. ("Lincoln Life") will reward its Marketing General Agents (MGA) with a bonus based on Lincoln Life or First Penn-Pacific MoneyGuard, MoneyGuard LS, MoneyGuard Flex I, and MoneyGuard Flex II production for those who qualify. The MoneyGuard Bonus is composed of two parts, the MoneyGuard Production Bonus and the Not-Paid Factor. To qualify for the MoneyGuard Bonus, an MGA must use First Year General Agent Commissions (excluding MGA override) as qualification criteria in determining its Production Bonus Percentage (see chart below). The Not Paid Factor will be determined as defined below.
The calculation formula is:
First Year GA Commission * MoneyGuard Production Bonus % * Not Paid Factor = Total Bonus $.

MoneyGuard Production Bonus %

First Year GA Commissions $	MoneyGuard Production Bonus %
175,000 – 249,999	3.0%
250,000 – 499,999	3.5%
500,000 – 749,999	4.0%
750,000 – 999,999	4.5%
1,000,000 – 1,249,999	5.0%
1,250,000 – 1,499,999	5.5%
1,500,000 – 1,749,999	6.0%
1,750,000 – 1,999,999	7.0%
2,000,000 – 2,249,999	8.0%
2,250,000 – 2,499,999	9.0%
2,500,000 – 2,999,999	10.0%
3,000,000 – 3,499,999	11.5%
3,500,000 – 3,999,999	13.0%
4,000,000 +	15.0%

Not Paid Factor

Not Paid Rate %	Bonus Factor
Over 27.0%	100.0%
22.1 – 27.0%	107.5%
0.0 – 22.0%	115.0%

***MoneyGuard Bonus Percentages, including Not Paid Factor, range from 0% to 17.25% of First Year GA Commissions.**


Lincoln
Financial Group
Lincoln Life

2003 Special Growth Incentive Bonus

An MGA who qualifies for a MoneyGuard Bonus and increases their 2003 First Year GA Commission by 20% or more over 2002 will qualify for a Special Growth Incentive Bonus. For an increase of 20%, an additional 1% will be added to the MoneyGuard Bonus Percentage determined above. For an increase of 30%, and additional 2% will be added to the MoneyGuard Bonus Percentage determined above.

Not Paid Rate

The Not Paid Rate will be based on applications submitted between 01/01/03 and 12/31/03 with known dispositions as of 03/31/04. Not Paid Rate will be based on issued as applied for cases only.

New Appointments in 2003

Marketing General Agents appointed in 2003 must meet only a portion of the above qualifications to earn a MoneyGuard Bonus, as shown on the table below. For example, an MGA appointed in March 2003 would only need $87,500 in first year general agent commissions to qualify for a bonus. The Not Paid Rate Adjustment % will be applied.

Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct**	Nov**	Dec**
70%	60%	50%	40%	35%	30%	25%	20%	15%	10%	10%	10%

**MGA's appointed in last three months of 2003 may choose to defer their production, for bonus purposes, until 2004.

Eligible Plans

The MoneyGuard Bonus Schedule will only apply to Lincoln Life or First Penn MoneyGuard, MoneyGuard LS, MoneyGuard Flex I and MoneyGuard Flex II products.

Termination

If the Marketing General Agent is terminated, this MoneyGuard Bonus Schedule will also be terminated.

Reservations

Lincoln Life reserves the right, with notification, to adjust or discontinue the MoneyGuard Bonus.

Lincoln Financial Group®

MARKETING GENERAL AGENT

The Lincoln National Life Insurance Company
("hereinafter Company")

Individual Fixed Life Products
SCHEDULE OF COMMISSIONS

This schedule is attached to and made a part of the Selling Agreement. Commissions are calculated on premiums received and accepted by the Company on applications secured by the Producer or Agents or Brokers assigned to the Producer by the Company. All compensation and commission payments thereof are subject to the terms set forth in the Selling Agreement and interpretations made thereof by the Company.

This Schedule is effective June 1, 2002, or when contracted if later. No modifications to this Schedule will be valid unless approved in writing by an officer of the Company. This Schedule of Commissions will supersede any previous Schedule for business received from the effective date.

		First Policy Year Commission	Renewal Commission	Duration of Renewal Commission
FIXED LIFE PRODUCTS	BASIS OF CALCULATION	% of Basis	% of Basis	Policy Years
MoneyGuard – Single Premium	Total Initial Premium	10.0%	N/A	N/A
MoneyGuard LS – Single Premium	Total Initial Premium	10.0%	N/A	N/A
MoneyGuard Flex I	Target Premium	81.25%	N/A	N/A
	Excess Premium	3.125%	3.125%	Year 2+
MoneyGuard Flex II	Target Premium	105.625%	N/A	N/A
	Excess Premium	3.125%	3.125%	Year 2+

CHARGEBACK SCHEDULE – FOR ALL PRODUCTS			
BASIS OF CHARGEBACK:	First 6 months	Second 6 months	Year 2+
◆ Policy Refund (during free look period)	100%	50%	None
◆ Full Cash Surrender	100%	50%	None
◆ Lapse in first policy year	Pro-rata	Pro-rata	None

TERMS & CONDITIONS

- Target Premiums include all rate classes and additional costs of insurance on increases and rider additions.
- No commissions will be earned on any increase that replaces a previous decrease. An increase is defined as an increase in "Specified Amount" over the previous highest "Specified Amount."
- Partial commissions may be paid on internal exchanges or conversions. Refer to the Internal Replacement Policies & Procedures.
- No commissions will be paid on flat extras of less than ten (10) years.
- Commissions due or paid to sub-producers will be deducted from the above commissions.
- The commission paid on the Extension of Benefits (EOB) Rider target premium for policies written in Pennsylvania will not exceed 50%.


Financial Group®

- ☐ The Lincoln National Life Insurance Company
- ☐ Lincoln Life & Annuity Company of New York
- ☐ First Penn-Pacific Life Insurance Company

Producer Preliminary Information

These forms must be completed as part of your application for an appointment to represent the LFG affiliates indicated. All questions must be answered and the information provided will be kept in confidence unless release is required by law.

Name: (Last) TONACHIO, (First) ROBERT (M.I.) J. D.O.B. 4-20-37 SSN or TIN: *** FISMA & OMB Memorandum M-07-16 ***

Agency/Firm/Broker Dealer: ROBERT JAMES & ASSOCIATES Business phone: 800-530-5700

Business address: 615 RIVER ROAD, KINGSTON, TN 37763 Business fax: 865-376-2294

Current residence address: SAME Home phone: 865-376-4925

E-mail Address: ROBJAMES1@msn.com Lincoln Financial Advisors SA/PC #:

If you have lived at your current address for less than 5 years, give your previous address.

Address:

Licensing & Registration Information:

License Type: ☐ Life ☒ Life/Health ☐ Variable ☐ LTC ☐ Other

NASD Registration (if any): ☐ Series 6 ☐ Series 7 ☐ Series 63 ☐ Series 66 ☐ Other

Clearinghouse Name & # (if any):

Personal Information:

(Please provide a written explanation, including date of the event and date of discharge, for any yes answers on the next pate of this form.)

Are you currently, or have you ever:

	Yes	No
1. Been the subject of any customer complaint or complaint or proceeding by any securities, insurance or commodities regulatory body or organization?	☐	☒
2. Been suspended, expelled, fined, barred, censured, or otherwise disciplined or found to have violated any securities or commodities law or rule by any securities or commodities regulatory body or organization or employer in the commodities or insurance industry?	☐	☒
3. Been refused a license to sell insurance or been refused membership in any securities regulatory body or organization or had a license suspended or revoked by any Securities and/or State Insurance Department?	☐	☒
4. Been convicted of or pleaded nolo contendere to any felony or misdemeanor?	☐	☒
5. Had your contract, appointment or employment arrangement terminated or have you been permitted to resign from any insurance company or other financial services employer?	☐	☒
6. Been involved in a bankruptcy (personal or otherwise), had a salary garnished or had liens or judgements against you?	☐	☒
7. Been associated with Lincoln in any capacity?	☐	☒

If yes, list Lincoln Affiliate Name: Dates of affiliation:

THIS SECTION DOES NOT APPLY TO BROKER DEALER APPOINTMENTS.

Direction to Pay: In consideration of my appointment by the above selected Company or Companies, I direct that all commissions payable by the Company or Companies for business written under this appointment be payable to:

Name: [signature] SSN/TIN: *** FISMA & OMB Memorandum M-07-16 ***

Signatures and Authorization: By signing below, I certify the information given is an accurate statement of facts, the attached licenses and registrations are currently in-force and good standing, I have met all educational requirements for the states in which I am licensed and seeking appointments, and that I have fulfilled the appropriate examinations, education and training requirements. By my signature below, I also give the above selected Company or Companies permission to investigate as necessary to verify this information. I realize that this authorization, in original or copy form, is valid now or any time in the future.

Producer (Applicant): [signature] Date: 5-21-03

LL-5229AA(02/03)

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.



The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York
First Penn-Pacific Life Insurance Company

Producer Authorization & Appointment Packet

Producer Checklist:

☐ **Complete, sign and submit contracting/appointment forms:**
- Fair Credit Reporting Act Disclosure & Authorization
- Preliminary Information form
- For MoneyGuard General Agents only - Submit 1 copy of Selling Agreement

☐ **Attach copies of all applicable licenses and any additional state required forms:**
- Current copy of life licenses for each state in which you are requesting appointment
- For MoneyGuard products, a health license is also required
- Certification of pre-education or continuing education requirements, as needed

☐ **Submit appointment packet and license copies to your Managing Agency or Firm office.**

Managing Agency/Firm Checklist:

☐ **Complete and Submit Producer Endorsement Transmittal form:**
- Review information submitted by Producer
- Complete hierarchy and compensation details
- Provide authorizing signature

☐ **Verify state license and appointment guidelines:**
- Confirm appropriate state appointment(s) for the Producer and or Agency, including those receiving an override
- If submitting new business at the time of initial appointment, please refer to our published State Appointment Guidelines chart to verify state requirements for restricted and non-restricted rules

☐ **Mail or FAX the completed forms and licensing copies to Producer Services**

Please keep the follow guidelines in mind when submitting paperwork on new producers:
- New appointment requests will be submitted to the appropriate state Department of Insurance by LNL based on current "restricted" and "non-restricted" appointment guidelines. For "restricted" states, LNL will submit the appointment request(s) as new producer paperwork is received. For "non-restricted" states, the appointment request is typically not submitted until the first piece of business is submitted. As state regulations change periodically, please refer to the ***State Appointment Guidelines*** for current state requirements.
- Lincoln Financial Distributors reserves the right to limit product line availability

LL-5232AA **(02/03)**



The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York
First Penn-Pacific Life Insurance Company

Fair Credit Reporting Act Disclosure & Authorization

As required by the 1997 FCRA Sections 604(b)(2)(A) and 606(a)

Disclosure of Intent to Obtain Consumer Report And/or Investigative Consumer Report

The Lincoln Financial Group family of insurance companies as listed above ("Lincoln") may obtain and use a "consumer report" or "investigative consumer report" from a "consumer reporting agency" about you when considering whether to contract with you or appoint you as a Lincoln distributor or, if you become a Lincoln distributor, when deciding whether to continue your association with Lincoln and when making other decisions regarding your association with Lincoln that directly affect you. These terms are defined in the Fair Credit Reporting Act ("FCRA"), which applies to you. As a prospective distributor for Lincoln, you are a "consumer" with rights under the FCRA.

A "consumer reporting agency" is a person or business which, for monetary fees, dues or on a cooperative nonprofit basis, regularly assembles or evaluates consumer credit information or other information on consumers for the purpose of furnishing "consumer reports" to others, such as Lincoln.

A "consumer report" is any written, oral or other communication of any information by a "consumer reporting agency" bearing on a consumer's credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics, or mode of living which is used or collected in whole or in part for the purpose of serving as a factor in establishing the consumer's eligibility for credit, employment, insurance or other purposes authorized by the FCRA. If any such information is obtained through personal interviews with the consumer's friends, neighbors, associates or with others who have knowledge about such information, such a report is an "investigative consumer report."

If Lincoln obtains an "investigative consumer report," you may request, in writing, that Lincoln provide you with information about the nature and scope of the investigation to be conducted. You may also request that Lincoln provide you with a copy of the Federal Trade Commission's document entitled: "Summary of Your Rights Under the Fair Credit Reporting Act." This document and more information about the FCRA is available on the Federal Trade Commission's Website at www.ftc.gov.

You are also free to contact the Federal Trade Commission about your rights under FCRA as a "consumer" and to obtain more information about "consumer reports," "investigative consumer reports," and "consumer reporting agencies."

Authorization of Applicant to Obtain Consumer Report and Investigative Consumer Report

By signing below, I hereby voluntarily authorize Lincoln to obtain "consumer reports" and/or "investigative consumer reports" about me from a "consumer reporting agency" and to consider the "consumer reports"and/or "investigative consumer reports" when considering whether to contract with or appoint me as a Lincoln distributor, and, if I become a Lincoln distributor, through the time of my affiliation with Lincoln. I further authorize all persons and entities (including, but not limited to businesses, corporations, former employers and supervisors, credit agencies, consumer reporting agencies, government agencies, law enforcement authorities, educational institutions, state insurance departments, the NASD, and all military services) to release all written and verbal information about me to a "consumer reporting agency" for use by Lincoln and agree to hold each harmless from all liability and responsibility for doing so. I understand that if an investigative consumer report is to be procured, upon written request, I will be given a list of the areas which will be researched and included in the report. I understand that I have rights under the Fair Credit Reporting Act, including the rights discussed above. My signature below confirms that I have read the information contained in this form.

Name *(print or type)*: ROBERT J. TONACHIO Date: 5-21-03

Signature: [signature]

LL-5228AA(02/03)

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.



The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York
First Penn-Pacific Life Insurance Company

Additional Information or Instructions:

*See attached Marketing/Business Plan – :

The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York *
350 Church Street, MPC-4
Hartford, CT 06103-1106
(800) 238-6252 voice
(860) 466-2504

Lincoln Retirement
Lincoln Life & Annuity Company of New York*
P.O.Box 7833, 5H39
Fort Wayne, IN 46801-7833
(800) 331-4949 voice
(260) 455-1267 fax

First Penn-Pacific Life Insurance Company
10 North Martingale Road
Schaumburg, IL 60173-7833
(877) 378-7366 voice
(847) 466-3157 fax

**Lincoln Life & Annuity Company of New York issues are based on product line. Annuity Information should be sent to the Ft. Wayne, IN office and Life Information should be sent to the Hartford, CT office.*

LL-5232AA(02/03)
Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.

rjasandy@msn.com

From:	"Bartosiak, Karen" <kbartosiak@lfd.com>
To:	<rjasandy@msn.com>
Cc:	"Koertgen, Greg" <gkoertgen@lfd.com>
Sent:	Wednesday, May 21, 2003 2:36 PM
Attach:	MGA New Acct Form.doc; LL-5232AA02-03-AppointmentPacket.pdf; LL-5240AA.pdf; 2003 MoneyGuard Bonus.pdf
Subject:	MoneyGuard

Sandy,

Per Greg Koertgen's request I am sending you the paperwork to begin the process of getting contracted for our MoneyGuard products. Please return these forms to my attention. If you have any questions please do not hesitate to contact me.
<<MGA New Acct Form.doc>> <<LL-5232AA02-03-AppointmentPacket.pdf>>
<<LL-5240AA.pdf>> <<2003 MoneyGuard Bonus.pdf>>

Karen L. Bartosiak
Lincoln Financial Distributors
Relationship Manager
10 N. Martingale Road
Schaumburg, IL 60173
(877)533-0114 ext. 8-8924
fax-(267)256-7070
kbartosiak@lfd.com
www.lfd.com
"Clear Solutions in a Complex World"

John Hogan
Producer Services
Telephone (800) 238-6252 x2436
Facsimile (860) 466-2565
Email: JEHOGAN@LNC.com


Lincoln
Financial Group

Lincoln Life

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
In NY: LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
Lincoln Life also serves as administrative agent for
Connecticut General Life Insurance Company
350 Church Street, 11th Floor
Producer Services, MPC1
Hartford, CT 06103-1106

November 24, 2003

Robert J. Tonachio
615 River Road
Kingston, TN 37763

Dear Mr. Tonachio:

Enclosed please find a countersigned copy of your Wholesaler Selling Agreement with The Lincoln National Life Insurance Company for the Fixed Moneyguard products.

Any questions concerning appointments or commissions can be directed to our Producer Services call center 800 number (800-238-6252).

Sincerely,

John Hogan
enclosure

WHOLESALING AGREEMENT

This Agreement dated and effective this 27 day of May, 2003 is by and between The Lincoln National Life Insurance Company, an Indiana corporation (the "Company"), **Robert J. Tonachio** and any agency or principal thereof which is or becomes a signatory hereto (collectively referred to herein as "Wholesaler").

WITNESSETH:

WHEREAS, Company and Wholesaler desire to establish an arrangement whereby Wholesaler will recommend to Company certain third parties (the "Retailers") who will promote the offer and sale of the life insurance contracts and certain fixed annuities issued by Company (collectively the "Policies").

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

1. Appointment of Wholesaler. Subject to the terms and conditions of this Agreement, Company hereby appoints Wholesaler, on a non-exclusive basis, to recommend to Company Retailers who will promote the offer and sale of Policies and to provide services to Retailers to facilitate their solicitations for and sales of the Policies. Wholesaler hereby accepts such appointment on a non-exclusive basis and agrees to use its best efforts to find Retailers acceptable to Company who will promote the offer and sale of Policies. Wholesaler acknowledges that no territory is exclusively assigned to Wholesaler hereby, and that Company may enter into agreements with other third party wholesalers and broker-dealers providing for the sale of the Policies. Further, Wholesaler acknowledges that Company may enter into agreements with other representatives of a Retailer previously dealing with Wholesaler if such representatives are contracted by other third-party Wholesalers. Further, any compensation as provided for in Section 7 hereof, shall only be based and paid on those Policies written by Retailers during the period that such Retailer is recognized by Company as appointed through Wholesaler and during which there is outstanding a valid, binding and enforceable selling agreement between such Retailer and Company. Without limiting any provision otherwise contained in this Agreement, Wholesaler shall conduct its business in accordance with generally accepted customs and practices of the life insurance industry.

2. The Policies. The Policies issued by Company to which this Agreement applies are listed in Exhibit A, which by this reference is incorporated herein. Exhibit A may be amended from time-to-time by Company. Company in its sole discretion and without notice to Wholesaler, may suspend sales of any Policies or may amend any policies or contracts evidencing such Policies if, in Company's opinion, such suspension or amendment is: (1) necessary for compliance with federal, state, or local laws, regulations, or administrative order(s); or, (2) necessary to prevent administrative or financial hardship

to Company. In all other situations, Company shall provide 30 days notice to Wholesaler prior to suspending sales of any Policies or amending any policies or contracts evidencing such Policies.

3. Insurance Licensing. Wholesaler shall, at all times when performing its functions under this Agreement, be validly licensed as an insurance agent or agency in the states and other local jurisdictions that require such licensing in connection with Wholesaler's life insurance contract or fixed annuity sales activities. Wholesaler hereby represents and warrants to Company that it is not currently under investigation, formal or informal, by and insurance regulatory authority.

4. Recommendation and Acceptance of Retailers. Wholesaler will negotiate with potential Retailers to sell the Policies. Company shall have sole discretion to accept or reject any such recommendation. Acceptance shall occur only upon and by way of execution of a selling agreement between Retailer and Company.

5. Wholesaling Services. Wholesaler shall use its best efforts to provide certain services and support to Retailers to facilitate the offering and selling of Policies. Such activities shall include, but not be limited to, assistance in the appointment of agents; distribution of sales materials, newsletters and field service bulletins (subject to Section 11, hereof); assist with the sales promotional activities with Retailers; the training of sales staff and agents of Retailers with respect to the features of the Policies. Wholesaler shall provide services for the processing of fixed annuity applications and of life insurance applications, including, by way of example and not limitation, the ordering of examinations, inspections and attending physician statements.

6. Compensation. Compensation to the Wholesaler for the services performed in accordance with Section 5 above, will be, pursuant to the terms and conditions in Exhibit A, a percentage of purchase payments made to Company on account of Policies issued upon applications procured through Retailers in accordance with this Agreement. Upon the termination of this Agreement all compensation payable to Wholesaler hereunder shall cease, except that compensation will be paid on premiums accompanying applications obtained by Retailers recruited by Wholesaler and dated prior to such termination. Exhibit A may be amended by Company by providing written notice to Wholesaler. Such amendment shall apply only to applications dated after the effective date of such amendment, provided, however, Company reserves the right to apply such amendment with respect to all subsequent premiums and renewal premiums received after the effective date of such amendment.

7. The Violent Crime Control and Law Enforcement Act. Wholesaler represents and warrants to Company that no agent, employee or representative of the Wholesaler providing services according to the terms of this Agreement have been convicted of any felony involving dishonesty or breach of trust under any state or federal law. Wholesaler agrees to defend and indemnify Company with respect to any action brought against Company to the extent that such action is based upon a claim that the

engagement by Company of such agent, employee or representative of the Wholesaler violated any state or federal proscription against such engagement, including but not limited to The Violent Crime Control and Law Enforcement Act of 1994, as may be amended.

8. Confidentiality and Protection of Non-public Personal Information. Wholesaler represents and warrants to Company that non-public personal information of consumers or customers of Company shall be kept strictly confidential and maintained in a manner to safeguard against unauthorized access, disclosure, use, destruction, loss or alteration in accordance with state and federal law, regulation and rule. Wholesaler agrees that they are prohibited from using consumer or customer non-public personal information other than (1) to perform the services under this Agreement or (2) as required by state or federal law, regulation or rule. Wholesaler agrees not to disclose consumer or customer non-public personal information to any other parties without prior written permission of Company. Wholesaler shall indemnify and hold harmless Company with respect to any losses, claims, damages or costs (including reasonable attorney fees) arising out of a breach of the foregoing representations.

9. Regulations. All parties agree to observe and comply with the existing laws and rules or regulations of applicable local, state, or federal authorities and with those which may be enacted or adopted during the term of this Agreement regulating the business contemplated hereby in any jurisdiction in which the business described herein is to be transacted, and to provide information or reports with respect to their duties hereunder pursuant to request by any regulatory authority having jurisdiction with respect thereto.

10. Investigations; Customer Complaints. Wholesaler agrees to cooperate fully in any insurance or other regulatory or judicial investigation or proceeding arising in connection with the Policies, Company, Wholesaler, and/or any of the Retailers recruited by Wholesaler. Wholesaler shall permit appropriate federal and state insurance and other regulatory authorities to audit their records and shall furnish the foregoing authorities with any information which such authorities may request in order to ascertain whether Wholesaler is complying with all applicable laws and/or regulations. Wholesaler agrees to notify Company of any customer complaints with respect to the Policies and to cooperate with Company in resolving all customer complaints with respect to the Policies, Wholesaler or any Retailer.

11. Sales Promotion Material and Advertising. Wholesaler shall be provided, without any expense to Wholesaler, with such material as Company determines to be necessary or desirable for use in connection with sales of the Policies or the recruitment of Retailers. No materials or any advertising relating to the recruitment of Retailers, or the Policies shall be used by Wholesaler unless the specific item has been approved in writing by Company prior to such use. In addition, Wholesaler shall not print, publish or

distribute any advertisement, circular or any document relating to Company unless such advertisement, circular or document shall have been approved in writing by Company prior to any such use; provided, however, that nothing herein shall prohibit Wholesaler from advertising insurance in general or on a generic basis. No representations in connection with the recruitment of Retailers, or the sale of the Policies, other than those contained in the aforesaid approved materials, shall be made by Wholesaler. Wholesaler shall only recruit Retailers who are licensed in states where Policies have been approved by state authorities. Upon termination of this Agreement, all sales promotion material, advertising, circulars, and documents relating to the recruitment of Retailers, or the sales of the Policies shall be promptly turned over to Company free from any claim or retention of rights by the Wholesaler.

12. Books and Records. Wholesaler shall maintain the books, accounts and records as required by applicable laws and regulations. The books, accounts and records of Wholesaler shall clearly and accurately disclose the nature of details of Wholesaler's activities related hereto. Wholesaler shall take appropriate action to keep confidential all information obtained pursuant to this Agreement (including, without limitation, names of purchasers of Policies) as set forth under Section 8. Company shall have access to all books, accounts and records of Wholesaler pertaining to the Policies.

13. Right of Offset, Liability of Wholesaler, and Legal Proceedings. Wholesaler hereby authorizes Company to set off from all amounts otherwise payable to Wholesaler all liabilities of Wholesaler or Retailers to Company. Wholesaler shall be jointly and severally liable with Retailers for the payment of all monies due to Company which may arise out of this Agreement or any other agreement between Wholesaler, Retailer and Company including, but not limited to, any liability for any chargebacks or for any amounts advanced by or otherwise due Company hereunder. The determination of the amount of any liabilities shall be at the sole discretion of Company. The parties agree Company retains the absolute and unilateral right to settle and resolve all claims or causes of action, in its sole discretion, raised or asserted by any person concerning the actions of Wholesaler or Retailers. Wholesaler's joint and several liability shall not be contingent on input by Wholesaler in any such settlements or resolutions. A first lien is hereby reserved to Company upon any sums due to Wholesaler from Company for the satisfaction of any liability arising pursuant to this Agreement. Company does not waive any of its other rights to pursue collection of any indebtedness owed by Wholesaler or Retailers to Company. In the event Company initiates legal action to collect any indebtedness of Wholesaler or Retailers, or their agents, Wholesaler shall reimburse Company for reasonable attorney fees and expenses in connection therewith. As used in this Section 14, "Company" shall be deemed to refer to, and shall include, all affiliates of The Lincoln National Life Insurance Company.

14. Indemnification.

(a) Company hereby agrees to indemnify and hold harmless Wholesaler and each of its affiliates, officers or directors against any losses, expenses (including reasonable attorneys' fees), claims, damages or liabilities to which Wholesaler or such affiliates, officers or directors becomes subject insofar as such losses, claims damages or liabilities (or actions in respect thereof) arise out of or are based upon any negligent, fraudulent or unauthorized acts or omissions by Company, its employees and authorized agents.

(b) Wholesaler hereby agrees to indemnify and hold harmless Company and each of its current and former affiliates, directors and officers and each person, if any, who controls or has controlled Company, against any losses, expenses (including reasonable attorneys' fees), claims (including, but not limited to, claims for commissions or other compensation), damages or liabilities to which Company and any such affiliates, director or officer or controlling person may become subject insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any negligent, fraudulent or unauthorized acts or omissions by Wholesalers or Retailers recruited by Wholesaler, including, but not limited to, any unauthorized use of sales materials, any misrepresentations, or any sales practices concerning the Policies.

15. Interest. Any unpaid obligation of Wholesaler to Company under this Agreement shall accrue interest at the lesser of the rate of fifteen percent per annum, or the maximum interest rate otherwise permitted by applicable law.

16. Limitations. Nothing in this Agreement shall be construed as authorizing Wholesaler to incur any indebtedness of behalf of Company or any of its affiliates. No party other than Company shall have the authority on behalf of Company to enter into any selling agreement, or to make, alter, waive or discharge any policy, contract, or certificate issued by Company, to waive any forfeiture or to grant, permit, nor extend the time for making any payments nor to guarantee earnings or rates, nor to alter the forms which Company may prescribe or substitute other forms in place of those prescribed by Company, nor to enter into proceeding in a court of law or before a regulatory agency in the name of or on behalf of Company.

17. Independent Contractors. Company is an independent contractor with respect to Wholesaler or Retailers. Nothing contained within this Agreement shall be construed as creating a partnership between the parties hereto. Wholesaler, its agents, representatives, and employees shall not at any time hold themselves out of the public to be employees of Company.

18. Notices.

(a) All notices or communications shall be sent to the addresses shown below or to such other address as the party may request by giving written notice to the other parties.

The Lincoln National Life Insurance Company
350 Church St.
Hartford, CT 06103

Robert J. Tonachio

(b) For purposes of communications pertaining to compliance and supervision, Wholesaler hereby designates the following person and address to receive such communications and notices at the following address:

Robert J. Tonachio
615 River Road
Kingston,TN 37763

Wholesaler covenants to promptly notify Company of any change in such designated person or address.

19. Entire Agreement. This Agreement is the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings among such parties with respect to such subject matter. No course of dealing, course of performance and no parole evidence of any nature shall be used to supplement or modify any terms hereof, provided, however, any obligation of Wholesaler to Company or any of its affiliates pursuant to a prior agreement of any type shall continue as an obligation thereunder.

20. Severability. Any provision of this Agreement which is found to be invalid, void or illegal shall in no way affect, impair or invalidate any other provision hereof, and such other provisions shall remain in full force and effect.

21. Amendment of Agreement. Company reserves the right to amend this Agreement at any time, and the receipt of compensation on any Policy written by an Retailer recruited by Wholesaler after notice of any such amendment has been sent to Wholesaler shall constitute the Wholesaler's agreement to any such amendment.

22. Waiver. Failure of any party to insist upon strict compliance with any of the conditions of this Agreement shall not be construed as a waiver of any of the conditions, but the same shall remain in full force and effect. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

23. Binding Effect. This Agreement shall be binding on and shall inure to the benefit of the parties to hereto and their respective successors and assigns; provided that Wholesaler may not assign this Agreement or any rights or obligations hereunder without the prior written consent of Company.

24. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana.

25. Termination. This Agreement may be terminated, without cause, by any party upon thirty (30) days prior written notice; and may be terminated for failure to perform satisfactorily or other cause by any party immediately. Without limiting the foregoing, Company may terminate this Agreement if it is determined by Company, in its sole and absolute discretion, that Wholesaler is not adequately recruiting Retailers or promoting or providing services to facilitate the solicitations for the sales of the Policies. Upon termination of this Agreement, the terms of Sections 8, 10, 11, 12, 13, 14, 15, 16, and 24 shall survive and be binding upon the parties hereto.

26. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and shall be binding upon the parties hereto.

LINCOLN NATIONAL LIFE INSURANCE COMPANY

By: ______________________

Name: John Hogan

Title: Assistant Secretary

Robert J. Tonachio
SSN: 101-301287

By: ROBERT J. TONACHIO

Name: ______________________

Title: CEO, CSA

Lincoln Financial Group

MARKETING GENERAL AGENT

The Lincoln National Life Insurance Company
("hereinafter Company")

Individual Fixed Life Products
SCHEDULE OF COMMISSIONS

This schedule is attached to and made a part of the Selling Agreement. Commissions are calculated on premiums received and accepted by the Company on applications secured by the Producer or Agents or Brokers assigned to the Producer by the Company. All compensation and commission payments thereof are subject to the terms set forth in the Selling Agreement and interpretations made thereof by the Company.

This Schedule is effective June 1, 2002, or when contracted if later. No modifications to this Schedule will be valid unless approved in writing by an officer of the Company. This Schedule of Commissions will supersede any previous Schedule for business received from the effective date.

		First Policy Year Commission	Renewal Commission	Duration of Renewal Commission
FIXED LIFE PRODUCTS	**BASIS OF CALCULATION**	**% of Basis**	**% of Basis**	**Policy Years**
MoneyGuard – Single Premium	Total Initial Premium	10.0%	N/A	N/A
MoneyGuard LS – Single Premium	Total Initial Premium	10.0%	N/A	N/A
MoneyGuard Flex I	Target Premium	81.25%	N/A	N/A
	Excess Premium	3.125%	3.125%	Year 2+
MoneyGuard Flex II	Target Premium	105.625%	N/A	N/A
	Excess Premium	3.125%	3.125%	Year 2+

CHARGEBACK SCHEDULE – FOR ALL PRODUCTS			
BASIS OF CHARGEBACK:	**First 6 months**	**Second 6 months**	**Year 2+**
• Policy Refund (during free look period)	100%	50%	None
• Full Cash Surrender	100%	50%	None
• Lapse in first policy year	Pro-rata	Pro-rata	None

TERMS & CONDITIONS

- Target Premiums include all rate classes and additional costs of insurance on increases and rider additions.
- No commissions will be earned on any increase that replaces a previous decrease. An increase is defined as an increase in "Specified Amount" over the previous highest "Specified Amount."
- Partial commissions may be paid on internal exchanges or conversions. Refer to the Internal Replacement Policies & Procedures.
- No commissions will be paid on flat extras of less than ten (10) years.
- Commissions due or paid to sub-producers will be deducted from the above commissions.
- The commission paid on the Extension of Benefits (EOB) Rider target premium for policies written in Pennsylvania will not exceed 50%.

Form # LL-5240 AA (7/02)

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.



2003 Manufacturer's MG Bonus

Rules and Guidelines

MoneyGuard Bonus

Lincoln National Life Insurance Co. ("Lincoln Life") will reward its Marketing General Agents (MGA) with a bonus based on Lincoln Life or First Penn-Pacific MoneyGuard, MoneyGuard LS, MoneyGuard Flex I, and MoneyGuard Flex II production for those who qualify. The MoneyGuard Bonus is composed of two parts, the MoneyGuard Production Bonus and the Not-Paid Factor. To qualify for the MoneyGuard Bonus, an MGA must use First Year General Agent Commissions (excluding MGA override) as qualification criteria in determining its Production Bonus Percentage (see chart below). The Not Paid Factor will be determined as defined below.

The calculation formula is:

First Year GA Commission * MoneyGuard Production Bonus % * Not Paid Factor = Total Bonus $.

MoneyGuard Production Bonus %

First Year GA Commissions $	MoneyGuard Production Bonus %
175,000 – 249,999	3.0%
250,000 – 499,999	3.5%
500,000 – 749,999	4.0%
750,000 – 999,999	4.5%
1,000,000 – 1,249,999	5.0%
1,250,000 – 1,499,999	5.5%
1,500,000 – 1,749,999	6.0%
1,750,000 – 1,999,999	7.0%
2,000,000 – 2,249,999	8.0%
2,250,000 – 2,499,999	9.0%
2,500,000 – 2,999,999	10.0%
3,000,000 – 3,499,999	11.5%
3,500,000 – 3,999,999	13.0%
4,000,000 +	15.0%

Not Paid Factor

Not Paid Rate %	Bonus Factor
Over 27.0%	100.0%
22.1 – 27.0%	107.5%
0.0 – 22.0%	115.0%

***MoneyGuard Bonus Percentages, including Not Paid Factor, range from 0% to 17.25% of First Year GA Commissions.**

COPY

ORIGINAL OVERNIGHTED
5/28/03

Lincoln Financial Distributors
Wholesaling New Account Form

Please Complete this form and send it to:
Attn: Selling Agreements
Lincoln Life Producer Services
350 Church St, MPC-4
Hartford, CT 06103-1106
1-800-238-6252

Lincoln
Financial Group
Lincoln Life

The Lincoln National Life Insurance Company and
The Lincoln Life and Annuity Company of New York

Agency and Principal Information

Agency's Name: ROBERT J. TONACHIO
Agency's Tax ID: *** FISMA & OMB Memorandum M-07-16 ***
Agency's Street Address: 615 RIVER ROAD
Suite # / P.O. Box:
City: KINGSTON State: TN Zip Code: 37763
Phone #: 800-530-5700 Fax #: 865-376-2294
E-Mail: ROBJAMES1@MSN.COM
Other Affiliations/ Alliances/ Study Groups:

Principal Information (Provide this information for additional Principals and attach.)

Principal's Name:
Is the Principal's Address, Phone and Fax # the same as the Agency's listed above? ☐ Yes ☐ No
Principal's Tax ID:
Do you authorize Lincoln to pay the Principal in states where the Agency is not licensed? ☐ Yes ☐ No
Principal's Street Address:
Suite/ P.O. Box:
City: State: Zip Code:
Phone #: Fax #:
E-Mail:
Professional Associations (i.e. CLU, CHFC, NAILBA, AALU):

Principal's Home address:
City: State: Zip Code:
Home Phone #:
Personal Information: Spouse's Name:
Children:
Hobbies/Interests(Background, Sports – Golf):

Line of Business Information

Please indicate the percentage of your total product mix next to each product type:
Life: 10% Health: 5% Annuities: 85% Other: Other:

Please indicate the percentage of your total life sales by life products:
UL: 100% Variable UL: Term: Whole Life:

Total Life Production Across All Carriers/Products for the last Three Years:

Target Premiums:	Year: 2000 $ N/A	Year: 2002 $ 150,000.00	Year:	$
Total Commissions:	Year: 2001 $ 100,000.00	Year: $	Year:	$

Total Annuity Production Across All Carriers for the last Three Years:

Fixed Annuities:	Year: 2000 $ 30 MILLION	Year: 2002 $ 55 MILLION	Year:	$
Variable Annuities:	Year: 2101 $ 40 MILLION	Year: $	Year:	$

Are you contracted with other Lincoln Affiliates (i.e. First Penn Pacific): ☐ Yes ☒ No
Do you do business in New York? ☐ Yes ☒ No

Distribution Focus (Life Producers, Financial Planners, B-D's):

1. 85% LIFE 2. 15% FP 3.

Number of Years Contracted with CIGNA/Lincoln/Aetna? -0-

Total Number of Life Companies:

Top 5 Life Carriers	Production (Premium)
1. AMERICAN NATIONAL	1. $15 MILLION
2. INVESTORS INSURANCE CORP.	2. $15 MILLION
3. TRANS AMERICA	3. $10 MILLION
4. JOHN HANCOCK	4. $10 MILLION
5. SHENANDOAH	5. $5 MILLION

Variable Products Compliance Information

What Broker-Dealer do you use for variable life products?

B-D's Name: N/A B-D's Tax ID: (if available) N/A

Are you affiliated with this B-D or do you own this B-D? ☐ Affiliated ☐ Owner

Please provide a contact at the Broker-Dealer who we can work with to set up a selling agreement:

Name: Phone #:

E-Mail: Fax:

Staffing Information

Number of Employees: 6

Number of Offices/Locations: 3

Internal Key Staff Members:

Name: SANDY STILES Position/Title: EXECUTIVE ADMINISTRATOR
Address: 615 RIVER ROAD KINGSTON, TN 37763
Phone #: 800-530-5700 Fax #: 865-376-2294 E-Mail: RJASANDY@msn.com

Name: Position/Title:
Address:
Phone #: Fax #: E-Mail:

Name: Position/Title:
Address:
Phone #: Fax #: E-Mail:

Name: Position/Title:
Address:
Phone #: Fax #: E-Mail:

External Key Employees (i.e. Brokerage Sales Reps):

Name: ROBERT J. TONACHIO Position/Title: CEO
Address: 615 RIVER ROAD, KINGSTON, TN 37763
Phone #: 800-530-5700 Fax #: 865-376-2294 E-Mail: ROBJAMES1@msn.com

Name: Position/Title:
Address:
Phone #: Fax #: E-Mail:

Name: Position/Title:
Address:
Phone #: Fax #: E-Mail:

Name: Position/Title:
Address:
Phone #: Fax #: E-Mail:

Compensation Mailing Information

Where should your non-variable wholesaling and broker compensation checks and statements be mailed?

☑ To the Agency Address listed on page one
☐ To Other Address:
City: State: Zip Code:

Technology Information:

Agency System: ☐ ACS ☐ Selectec ☐ PDQ ☐ Other:

Note: In addition to the Agency Principal(s) identify the individual(s) who should receive and be responsible for distributing all Lincoln Life communications

Name: SANDY STILES Position/Title: EXECUTIVE ADMINISTRATOR
Address: 615 RIVER ROAD, KINGSTON, TN 37763
Phone #: 800-530-5700 Fax #: 865-376-2294 E-Mail: RJASANDY@msn.com

Name: Position/Title:
Address:
Phone #: Fax #: E-Mail:

Insurance Agency Affiliates or Subsidiaries

Name: ROBERT JAMES & ASSOCIATES
Business Address: 615 RIVER ROAD, KINGSTON, TN 37763
Tax ID: *** FISMA & OMB Memorandum M-07-16 ***
Principal's Name: ROBERT J. TONACHIO

Name: ROBERT JAMES & ASSOCIATES
Business Address: 6401 S. BOSTON STREET # G204, GREENWOOD VILLAGE, CO 80111
Tax ID: *** FISMA & OMB Memorandum M-07-16 ***
Principal's Name: ROBERT J. TONACHIO

Name: ROBERT JAMES & ASSOCIATES
Business Address: 5151 N. SOLDIER TRAIL, TUCSON, AZ 85749
Tax ID: *** FISMA & OMB Memorandum M-07-16 ***
Principal's Name: ROBERT J. TONACHIO

Prepared By:

Name: ROBERT J. TONACHIO
Phone #: 800-530-5700
Fax: 1-865-376-2294
E-Mail: ROBJAMES1@msn.com

Approved By Senior Vice President:

Date:

Internal Use Only	Wholesaler ERA: (as a % of Premium)	RIP: ☐ Yes ☐ No	RD Office Code:

WHOLESALING AGREEMENT

This Agreement dated and effective this 27 day of May, 2003 is by and between The Lincoln National Life Insurance Company, an Indiana corporation (the "Company"), **Robert J. Tonachio** and any agency or principal thereof which is or becomes a signatory hereto (collectively referred to herein as "Wholesaler").

WITNESSETH:

WHEREAS, Company and Wholesaler desire to establish an arrangement whereby Wholesaler will recommend to Company certain third parties (the "Retailers") who will promote the offer and sale of the life insurance contracts and certain fixed annuities issued by Company (collectively the "Policies").

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

1. Appointment of Wholesaler. Subject to the terms and conditions of this Agreement, Company hereby appoints Wholesaler, on a non-exclusive basis, to recommend to Company Retailers who will promote the offer and sale of Policies and to provide services to Retailers to facilitate their solicitations for and sales of the Policies. Wholesaler hereby accepts such appointment on a non-exclusive basis and agrees to use its best efforts to find Retailers acceptable to Company who will promote the offer and sale of Policies. Wholesaler acknowledges that no territory is exclusively assigned to Wholesaler hereby, and that Company may enter into agreements with other third party wholesalers and broker-dealers providing for the sale of the Policies. Further, Wholesaler acknowledges that Company may enter into agreements with other representatives of a Retailer previously dealing with Wholesaler if such representatives are contracted by other third-party Wholesalers. Further, any compensation as provided for in Section 7 hereof, shall only be based and paid on those Policies written by Retailers during the period that such Retailer is recognized by Company as appointed through Wholesaler and during which there is outstanding a valid, binding and enforceable selling agreement between such Retailer and Company. Without limiting any provision otherwise contained in this Agreement, Wholesaler shall conduct its business in accordance with generally accepted customs and practices of the life insurance industry.

2. The Policies. The Policies issued by Company to which this Agreement applies are listed in Exhibit A, which by this reference is incorporated herein. Exhibit A may be amended from time-to-time by Company. Company in its sole discretion and without notice to Wholesaler, may suspend sales of any Policies or may amend any policies or contracts evidencing such Policies if, in Company's opinion, such suspension or amendment is: (1) necessary for compliance with federal, state, or local laws, regulations, or administrative order(s); or, (2) necessary to prevent administrative or financial hardship

to Company. In all other situations, Company shall provide 30 days notice to Wholesaler prior to suspending sales of any Policies or amending any policies or contracts evidencing such Policies.

3. Insurance Licensing. Wholesaler shall, at all times when performing its functions under this Agreement, be validly licensed as an insurance agent or agency in the states and other local jurisdictions that require such licensing in connection with Wholesaler's life insurance contract or fixed annuity sales activities. Wholesaler hereby represents and warrants to Company that it is not currently under investigation, formal or informal, by and insurance regulatory authority.

4. Recommendation and Acceptance of Retailers. Wholesaler will negotiate with potential Retailers to sell the Policies. Company shall have sole discretion to accept or reject any such recommendation. Acceptance shall occur only upon and by way of execution of a selling agreement between Retailer and Company.

5. Wholesaling Services. Wholesaler shall use its best efforts to provide certain services and support to Retailers to facilitate the offering and selling of Policies. Such activities shall include, but not be limited to, assistance in the appointment of agents; distribution of sales materials, newsletters and field service bulletins (subject to Section 11, hereof); assist with the sales promotional activities with Retailers; the training of sales staff and agents of Retailers with respect to the features of the Policies. Wholesaler shall provide services for the processing of fixed annuity applications and of life insurance applications, including, by way of example and not limitation, the ordering of examinations, inspections and attending physician statements.

6. Compensation. Compensation to the Wholesaler for the services performed in accordance with Section 5 above, will be, pursuant to the terms and conditions in Exhibit A, a percentage of purchase payments made to Company on account of Policies issued upon applications procured through Retailers in accordance with this Agreement. Upon the termination of this Agreement all compensation payable to Wholesaler hereunder shall cease, except that compensation will be paid on premiums accompanying applications obtained by Retailers recruited by Wholesaler and dated prior to such termination. Exhibit A may be amended by Company by providing written notice to Wholesaler. Such amendment shall apply only to applications dated after the effective date of such amendment, provided, however, Company reserves the right to apply such amendment with respect to all subsequent premiums and renewal premiums received after the effective date of such amendment.

7. The Violent Crime Control and Law Enforcement Act. Wholesaler represents and warrants to Company that no agent, employee or representative of the Wholesaler providing services according to the terms of this Agreement have been convicted of any felony involving dishonesty or breach of trust under any state or federal law. Wholesaler agrees to defend and indemnify Company with respect to any action brought against Company to the extent that such action is based upon a claim that the

engagement by Company of such agent, employee or representative of the Wholesaler violated any state or federal proscription against such engagement, including but not limited to The Violent Crime Control and Law Enforcement Act of 1994, as may be amended.

8. Confidentiality and Protection of Non-public Personal Information. Wholesaler represents and warrants to Company that non-public personal information of consumers or customers of Company shall be kept strictly confidential and maintained in a manner to safeguard against unauthorized access, disclosure, use, destruction, loss or alteration in accordance with state and federal law, regulation and rule. Wholesaler agrees that they are prohibited from using consumer or customer non-public personal information other than (1) to perform the services under this Agreement or (2) as required by state or federal law, regulation or rule. Wholesaler agrees not to disclose consumer or customer non-public personal information to any other parties without prior written permission of Company. Wholesaler shall indemnify and hold harmless Company with respect to any losses, claims, damages or costs (including reasonable attorney fees) arising out of a breach of the foregoing representations.

9. Regulations. All parties agree to observe and comply with the existing laws and rules or regulations of applicable local, state, or federal authorities and with those which may be enacted or adopted during the term of this Agreement regulating the business contemplated hereby in any jurisdiction in which the business described herein is to be transacted, and to provide information or reports with respect to their duties hereunder pursuant to request by any regulatory authority having jurisdiction with respect thereto.

10. Investigations; Customer Complaints. Wholesaler agrees to cooperate fully in any insurance or other regulatory or judicial investigation or proceeding arising in connection with the Policies, Company, Wholesaler, and/or any of the Retailers recruited by Wholesaler. Wholesaler shall permit appropriate federal and state insurance and other regulatory authorities to audit their records and shall furnish the foregoing authorities with any information which such authorities may request in order to ascertain whether Wholesaler is complying with all applicable laws and/or regulations. Wholesaler agrees to notify Company of any customer complaints with respect to the Policies and to cooperate with Company in resolving all customer complaints with respect to the Policies, Wholesaler or any Retailer.

11. Sales Promotion Material and Advertising. Wholesaler shall be provided, without any expense to Wholesaler, with such material as Company determines to be necessary or desirable for use in connection with sales of the Policies or the recruitment of Retailers. No materials or any advertising relating to the recruitment of Retailers, or the Policies shall be used by Wholesaler unless the specific item has been approved in writing by Company prior to such use. In addition, Wholesaler shall not print, publish or

distribute any advertisement, circular or any document relating to Company unless such advertisement, circular or document shall have been approved in writing by Company prior to any such use; provided, however, that nothing herein shall prohibit Wholesaler from advertising insurance in general or on a generic basis. No representations in connection with the recruitment of Retailers, or the sale of the Policies, other than those contained in the aforesaid approved materials, shall be made by Wholesaler. Wholesaler shall only recruit Retailers who are licensed in states where Policies have been approved by state authorities. Upon termination of this Agreement, all sales promotion material, advertising, circulars, and documents relating to the recruitment of Retailers, or the sales of the Policies shall be promptly turned over to Company free from any claim or retention of rights by the Wholesaler.

12. Books and Records. Wholesaler shall maintain the books, accounts and records as required by applicable laws and regulations. The books, accounts and records of Wholesaler shall clearly and accurately disclose the nature of details of Wholesaler's activities related hereto. Wholesaler shall take appropriate action to keep confidential all information obtained pursuant to this Agreement (including, without limitation, names of purchasers of Policies) as set forth under Section 8. Company shall have access to all books, accounts and records of Wholesaler pertaining to the Policies.

13. Right of Offset, Liability of Wholesaler, and Legal Proceedings. Wholesaler hereby authorizes Company to set off from all amounts otherwise payable to Wholesaler all liabilities of Wholesaler or Retailers to Company. Wholesaler shall be jointly and severally liable with Retailers for the payment of all monies due to Company which may arise out of this Agreement or any other agreement between Wholesaler, Retailer and Company including, but not limited to, any liability for any chargebacks or for any amounts advanced by or otherwise due Company hereunder. The determination of the amount of any liabilities shall be at the sole discretion of Company. The parties agree Company retains the absolute and unilateral right to settle and resolve all claims or causes of action, in its sole discretion, raised or asserted by any person concerning the actions of Wholesaler or Retailers. Wholesaler's joint and several liability shall not be contingent on input by Wholesaler in any such settlements or resolutions. A first lien is hereby reserved to Company upon any sums due to Wholesaler from Company for the satisfaction of any liability arising pursuant to this Agreement. Company does not waive any of its other rights to pursue collection of any indebtedness owed by Wholesaler or Retailers to Company. In the event Company initiates legal action to collect any indebtedness of Wholesaler or Retailers, or their agents, Wholesaler shall reimburse Company for reasonable attorney fees and expenses in connection therewith. As used in this Section 14, "Company" shall be deemed to refer to, and shall include, all affiliates of The Lincoln National Life Insurance Company.

14. Indemnification.

(a) Company hereby agrees to indemnify and hold harmless Wholesaler and each of its affiliates, officers or directors against any losses, expenses (including reasonable attorneys' fees), claims, damages or liabilities to which Wholesaler or such affiliates, officers or directors becomes subject insofar as such losses, claims damages or liabilities (or actions in respect thereof) arise out of or are based upon any negligent, fraudulent or unauthorized acts or omissions by Company, its employees and authorized agents.

(b) Wholesaler hereby agrees to indemnify and hold harmless Company and each of its current and former affiliates, directors and officers and each person, if any, who controls or has controlled Company, against any losses, expenses (including reasonable attorneys' fees), claims (including, but not limited to, claims for commissions or other compensation), damages or liabilities to which Company and any such affiliates, director or officer or controlling person may become subject insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any negligent, fraudulent or unauthorized acts or omissions by Wholesalers or Retailers recruited by Wholesaler, including, but not limited to, any unauthorized use of sales materials, any misrepresentations, or any sales practices concerning the Policies.

15. Interest. Any unpaid obligation of Wholesaler to Company under this Agreement shall accrue interest at the lesser of the rate of fifteen percent per annum, or the maximum interest rate otherwise permitted by applicable law.

16. Limitations. Nothing in this Agreement shall be construed as authorizing Wholesaler to incur any indebtedness of behalf of Company or any of its affiliates. No party other than Company shall have the authority on behalf of Company to enter into any selling agreement, or to make, alter, waive or discharge any policy, contract, or certificate issued by Company, to waive any forfeiture or to grant, permit, nor extend the time for making any payments nor to guarantee earnings or rates, nor to alter the forms which Company may prescribe or substitute other forms in place of those prescribed by Company, nor to enter into proceeding in a court of law or before a regulatory agency in the name of or on behalf of Company.

17. Independent Contractors. Company is an independent contractor with respect to Wholesaler or Retailers. Nothing contained within this Agreement shall be construed as creating a partnership between the parties hereto. Wholesaler, its agents, representatives, and employees shall not at any time hold themselves out of the public to be employees of Company.

18. Notices.

(a) All notices or communications shall be sent to the addresses shown below or to such other address as the party may request by giving written notice to the other parties.

The Lincoln National Life Insurance Company
350 Church St.
Hartford, CT 06103

Robert J. Tonachio

(b) For purposes of communications pertaining to compliance and supervision, Wholesaler hereby designates the following person and address to receive such communications and notices at the following address:

Robert J. Tonachio
615 River Road
Kingston,TN 37763

Wholesaler covenants to promptly notify Company of any change in such designated person or address.

19. Entire Agreement. This Agreement is the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings among such parties with respect to such subject matter. No course of dealing, course of performance and no parole evidence of any nature shall be used to supplement or modify any terms hereof, provided, however, any obligation of Wholesaler to Company or any of its affiliates pursuant to a prior agreement of any type shall continue as an obligation thereunder.

20. Severability. Any provision of this Agreement which is found to be invalid, void or illegal shall in no way affect, impair or invalidate any other provision hereof, and such other provisions shall remain in full force and effect.

21. Amendment of Agreement. Company reserves the right to amend this Agreement at any time, and the receipt of compensation on any Policy written by an Retailer recruited by Wholesaler after notice of any such amendment has been sent to Wholesaler shall constitute the Wholesaler's agreement to any such amendment.

22. Waiver. Failure of any party to insist upon strict compliance with any of the conditions of this Agreement shall not be construed as a waiver of any of the conditions, but the same shall remain in full force and effect. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

23. Binding Effect. This Agreement shall be binding on and shall inure to the benefit of the parties to hereto and their respective successors and assigns; provided that Wholesaler may not assign this Agreement or any rights or obligations hereunder without the prior written consent of Company.

24. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana.

25. Termination. This Agreement may be terminated, without cause, by any party upon thirty (30) days prior written notice; and may be terminated for failure to perform satisfactorily or other cause by any party immediately. Without limiting the foregoing, Company may terminate this Agreement if it is determined by Company, in its sole and absolute discretion, that Wholesaler is not adequately recruiting Retailers or promoting or providing services to facilitate the solicitations for the sales of the Policies. Upon termination of this Agreement, the terms of Sections 8, 10, 11, 12, 13, 14, 15, 16, and 24 shall survive and be binding upon the parties hereto.

26. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and shall be binding upon the parties hereto.

LINCOLN NATIONAL LIFE INSURANCE COMPANY

By: ______________________________

Name: ______________________________

Title: ______________________________

Robert J. Tonachio

SSN: *** FISMA & OMB Memorandum M-07-16 ***

By: ROBERT J. TONACHIO

Name: [signature]

Title: CEO, CSA

Lincoln Financial Group

☐ The Lincoln National Life Insurance Company
☐ Lincoln Life & Annuity Company of New York
☐ First Penn-Pacific Life Insurance Company

Producer Preliminary Information

These forms must be completed as part of your application for an appointment to represent the LFG affiliates indicated. All questions must be answered and the information provided will be kept in confidence unless release is required by law.

Name: (Last) Iacchino (First) Robert (M.I.) J D.O.B. 4-20-37 *** FISMA & OMB Memorandum M-07-16 ***

Agency/Firm/Broker Dealer: Robert James & Associates Inc Business phone: 865-866-2631 ext 4

Business address: 615 River Road Kingston TN 37763 Business fax: 865-376-2294

Current residence address: — Home phone: 865-376-4925

E-mail Address: rjiacchino@bellsouth.net Lincoln Financial Advisors SA/PC #:

If you have lived at your current address for less than 5 years, give your previous address.

Address:

Licensing & Registration Information:

License Type: ☑ Life ☑ Life/Health ☐ Variable ☐ LTC ☐ Other

NASD Registration (if any): ☐ Series 6 ☐ Series 7 ☐ Series 63 ☐ Series 66 ☐ Other

Clearinghouse Name & # (if any):

Personal Information:

(Please provide a written explanation, including date of the event and date of discharge, for any yes answers on the next page of this form.)

Are you currently, or have you ever:

	Yes	No
1. Been the subject of any customer complaint or complaint or proceeding by any securities, insurance or commodities regulatory body or organization?	☐	☑
2. Been suspended, expelled, fined, barred, censured, or otherwise disciplined or found to have violated any securities or commodities law or rule by any securities or commodities regulatory body or organization or employer in the commodities or insurance industry?	☐	☑
3. Been refused a license to sell insurance or been refused membership in any securities regulatory body or organization or had a license suspended or revoked by any Securities and/or State Insurance Department?	☐	☑
4. Been convicted of or pleaded nolo contendere to any felony or misdemeanor?	☐	☑
5. Had your contract, appointment or employment arrangement terminated or have you been permitted to resign from any insurance company or other financial services employer?	☐	☑
6. Been involved in a bankruptcy (personal or otherwise), had a salary garnished or had liens or judgements against you?	☐	☑
7. Been associated with Lincoln in any capacity?	☐	☑

If yes, list Lincoln Affiliate Name: Dates of affiliation:

THIS SECTION DOES NOT APPLY TO BROKER DEALER APPOINTMENTS.

Direction to Pay: In consideration of my appointment by the above selected Company or Companies, I direct that all commissions payable by the Company or Companies for business written under this appointment be payable to:

Name: Robert James & Associates SSN/TIN 562552892

Signatures and Authorization: By signing below, I certify the information given is an accurate statement of facts, the attached licenses and registrations are currently in-force and good standing, I have met all educational requirements for the states in which I am licensed and seeking appointments, and that I have fulfilled the appropriate examinations, education and training requirements. By my signature below, I also give the above selected Company or Companies permission to investigate as necessary to verify this information. I understand this authorization, in original or copy form, is valid now or any time in the future.

[signature] 8-2-06



The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York
First Penn-Pacific Life Insurance Company

Fair Credit Reporting Act Disclosure & Authorization

As required by the 1997 FCRA Sections 604(b)(2)(A) and 606(a)

Disclosure of Intent to Obtain Consumer Report And/or Investigative Consumer Report

The Lincoln Financial Group family of insurance companies as listed above ("Lincoln") may obtain and use a "consumer report" or "investigative consumer report" from a "consumer reporting agency" about you when considering whether to contract with you or appoint you as a Lincoln distributor or, if you become a Lincoln distributor, when deciding whether to continue your association with Lincoln and when making other decisions regarding your association with Lincoln that directly affect you. These terms are defined in the Fair Credit Reporting Act ("FCRA"), which applies to you. As a prospective distributor for Lincoln, you are a "consumer" with rights under the FCRA.

A "consumer reporting agency" is a person or business which, for monetary fees, dues or on a cooperative nonprofit basis, regularly assembles or evaluates consumer credit information or other information on consumers for the purpose of furnishing "consumer reports" to others, such as Lincoln.

A "consumer report" is any written, oral or other communication of any information by a "consumer reporting agency" bearing on a consumer's credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics, or mode of living which is used or collected in whole or in part for the purpose of serving as a factor in establishing the consumer's eligibility for credit, employment, insurance or other purposes authorized by the FCRA. If any such information is obtained through personal interviews with the consumer's friends, neighbors, associates or with others who have knowledge about such information, such a report is an "investigative consumer report."

If Lincoln obtains an "investigative consumer report," you may request, in writing, that Lincoln provide you with information about the nature and scope of the investigation to be conducted. You may also request that Lincoln provide you with a copy of the Federal Trade Commission's document entitled: "Summary of Your Rights Under the Fair Credit Reporting Act." This document and more information about the FCRA is available on the Federal Trade Commission's Website at www.ftc.gov.

You are also free to contact the Federal Trade Commission about your rights under FCRA as a "consumer" and to obtain more information about "consumer reports," "investigative consumer reports," and "consumer reporting agencies."

Authorization of Applicant to Obtain Consumer Report and Investigative Consumer Report

By signing below, I hereby voluntarily authorize Lincoln to obtain "consumer reports" and/or "investigative consumer reports" about me from a "consumer reporting agency" and to consider the "consumer reports" and/or "investigative consumer reports" when considering whether to contract with or appoint me as a Lincoln distributor, and, if I become a Lincoln distributor, through the time of my affiliation with Lincoln. I further authorize all persons and entities (including, but not limited to businesses, corporations, former employers and supervisors, credit agencies, consumer reporting agencies, government agencies, law enforcement authorities, educational institutions, state insurance departments, the NASD, and all military services) to release all written and verbal information about me to a "consumer reporting agency" for use by Lincoln and agree to hold each harmless from all liability and responsibility for doing so. I understand that if an investigative consumer report is to be procured, upon written request, I will be given a list of the areas which will be researched and included in the report. I understand that I have rights under the Fair Credit Reporting Act, including the rights discussed above. My signature below confirms that I have read the information contained in this form.

Name (print or type): Robert Toracchio [signature] Date: 8-1-06

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

BROKER AGREEMENT

AGREEMENT by and between The Lincoln National Life Insurance Company, ("Lincoln Life"), an insurance company organized and existing under the laws of the State of Indiana, and Robert S. James & Associates, Inc. (the "Broker")
Name of Organization or Individual

WHEREAS, Lincoln Life is the issuer of insurance products (the "Policies"), which are more particularly described in this Agreement in Schedule A-1/B-1 hereto, as may be amended by Lincoln Life at anytime; and,

WHEREAS, Lincoln Life proposes to have the Broker sell the Policies;

NOW THEREFORE, in consideration of the foregoing and the mutual promises herein contained, the parties hereto agree as follows:

1. Appointment of the Broker. Lincoln Life hereby appoints the Broker to solicit sales of the Policies in all jurisdictions in which the Policies may legally be issued.

The Broker agrees that its authority is limited to the solicitation and marketing of the Policies in accordance with this Agreement and that the Broker shall not have authority to make, alter, modify or discharge any contract or extend any provision thereof, or extend the time for payment of premiums or waive any forfeiture or guarantee dividends, or estimate future interest, mortality or expense factors except through the use of authorized illustrations and projections approved by Lincoln Life, or deliver any contract unless the applicant is at the time of delivery in good health and insurable condition, or incur any debts or liability against Lincoln Life.

Nothing in this Agreement shall create or be construed to create any exclusive authority to represent Lincoln Life or to affect sales of policies with respect to a specific geographic territory or otherwise.

2. The Policies. The Policies issued by Lincoln Life to which this Agreement applies are listed in Schedule A1/B1. Schedule A1/B1 may be amended from time to time by Lincoln Life. Lincoln Life in its sole discretion and without notice to the Broker, may suspend sales of any Policies or may amend any Policies or contracts evidencing such Policies.

3. Licensing. The Broker shall at all times when performing functions under this Agreement, be validly licensed in the states and other local jurisdictions that require such licensing or registration in connection with the Broker's sales activities. Lincoln Life will, at its option and in its sole discretion, pay state insurance agent appointment fees and any renewals thereof during the term of this Agreement, and the Broker shall be responsible for the payment of all resident and non-resident state insurance license fees and any renewals thereof, as may be necessary to sell or solicit the sale of Lincoln Life Policies.

If Broker is not an individual, then Broker shall also assist Lincoln Life in the appointment of its representatives under the applicable insurance laws to sell the Policies. Broker shall submit the required license/appointment papers for all applicants as insurance agents of Lincoln Life. All such licensing/appointment papers should be submitted to Lincoln Life or its duly appointed agent. Notwithstanding such submission, Lincoln Life shall have sole discretion to appoint, refuse to appoint, discontinue or terminate the appointment of any representative as an insurance agent of Lincoln Life.

4. Compliance. The Broker agrees to comply with all applicable state and federal laws and with all rules and regulations of the regulatory agencies having jurisdiction with respect to the sales of the Policies.

5. The Violent Crime Control and Law Enforcement Act. The Broker represents and warrants to Lincoln Life that neither Broker, nor any agent, employee or representative of the the Broker providing services according to the terms of this Agreement has been convicted of any felony involving dishonesty or breach of trust under any state or federal law. The Broker agrees to defend and indemnify Lincoln Life with respect to

All notices shall be sent to: The Lincoln National Life Insurance Company
Producer Services MPC2
350 Church Street
Hartford, CT 06103-1106

Broker: Robert James & Associates, Inc
615 River Road
Kingston TN, 37763

(b) Lincoln Life. Lincoln Life shall include The Lincoln National Life Insurance Company, and any subsidiary, parent, or affiliate.

(c) Contract Year shall mean the period of one year commencing with the date of issue of any Policy or contract and the subsequent anniversaries of such date of issue.

22. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana.

23. Effective Date. This Agreement shall take effect as of the effective date or the date it is approved in writing by a duly authorized officer of the Lincoln Life, whichever is later.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By: ______________________

Its: ______________________

Date: ______________________

BROKER - IF INDIVIDUAL ___

____
Print Name of Individual

____
Signature

Date: ______________________

BROKER - IF ORGANIZATION

Robert James & Associates, Inc
Name of Organization

President
Print Name and Title of Signer

Robert Ioacchio
Signature

Date: 8-2-06



ROBERT JAMES & ASSOCIATES
615 River Road
Kingston, TN 37763

1001

DATE

PAY TO THE ORDER OF $

DOLLARS

REGIONS BANK

FOR

VOID

⑈001001⑈ ⑆084000084⑆ 73 0104 6411⑈



jtonachio li
jtonachio1 pwd

TO: Jennifer Tonachio

FR: Robert Tonachio

RE: Lincoln Financial Website Authorization

You have been granted access to the following functions on the Lincoln Financial website:

Org Pending Case Status

Security Admin (Org)

Your Authorization Number is: **ZPEL-QAZ3-MZP3**

In order to use these applications, you must:

1. Visit the Lincoln Financial website: http://www.lfg.com/LincolnPageServer?LFGPage=/lfg/fp/index.html
2. When the home page comes up, please go to the Login page by either clicking the Login link in the upper right hand corner or the agents only link in the body of the page.
3. If you have previously registered and have created a Username and Password skip to instruction # 7.
4. In order to access the function(s) listed above you must be a registered user of the LFG website. To register, click on the register here link in the New Users section on the right side of the Login page.
5. Filling in the registration page:
   a. **UserName:** - Enter a name for yourself – this will be the 'UserName' when you login to the website. The name should be one you can easily remember. **Note:** Do not use the Authorization Code shown above as your Username.
   b. **Email:** - Enter your email address. Should we need to contact you in the future, we will use this email address.
   c. **Password:** - Enter a password. Passwords should be 6 to 8 characters, contain letters and numbers, and not be easily guessed by others. **Note:** Passwords are case sensitive – 'password' is not the same as 'PASSWORD'.
   d. **Personal Information:** - Enter your name and telephone number. You may enter your telephone number with or without dashes. You do not need to provide an extension.
   e. **Checkboxes:** - The Lincoln Financial 'Agents Only' area is intended for our agents use only. Please select the appropriate licensing statement.
   f. Click 'create'.
6. A confirmation page will appear. Please print this page for your records. When ready, Click the Login link in the upper right hand corner – or the here link in the body of the page – to return to the login page.
7. On the login page, please enter your Username and Password, then click the "Login" button.
8. A personalized welcome screen appears. Click the My Profile link in the upper right corner of the page.
9. In the "Add an Authorization Code:" section, enter the Authorization Number shown above in the box provided and click the "Add Authorization" button.
10. When the page finishes reloading, scroll to the bottom. If you entered the authorization number correctly, you should see the functions listed above in the "You Are Authorized For: " section.
11. Once authorized, please click the Home link in the navigation bar at the top of the screen.

You have now updated your profile and may start using the new function(s).

PLEASE NOTE:
One of the features of the E-Life Express Application ("E-Life") process is agent e-signature. Through the E-Life process agents will be signing documents electronically. These documents include the application, replacement forms and any other applicable documents. By accessing the website and using your Username and Password, you authorize to accept your electronic signature on the above mentioned E-Life documents. You are responsible for accurately entering all data on the E-Ticket and for ensuring the confidentiality of your Username and Password. You should contact us immediately if you believe some one has obtained unauthorized access to your Username and Password or if there is any discrepancy with the transactions performed through E-Life.

Important Security Note:
PDF files that you view may remain on your workstation in the form of temporary files. Others accessing your machine may read these files. Please refer to your computer manufactures manual on how to remove temporary downloaded files.

Sincerely,

Robert Tonachio



*MoneyGuard Bonus Percentages, including Not Paid Factor, range from 0% to 17.25% of First Year GA Commissions.

2005 Special Growth Incentive Bonus

An MGA who qualifies for a MoneyGuard Bonus and increases their 2005 First Year GA Commission by 20% or more over 2003 will qualify for a Special Growth Incentive Bonus. For an increase of 20%, an additional 1% will be added to the MoneyGuard Bonus Percentage determined above. For an increase of 30%, and additional 2% will be added to the MoneyGuard Bonus Percentage determined above.

Not Paid Rate

The Not Paid Rate will be based on applications submitted between 01/01/03 and 12/31/03 with known dispositions as of 03/31/04. Not Paid Rate will be based on issued as applied for cases only.

New Appointments in 2005

Marketing General Agents appointed in 2005 must meet only a portion of the above qualifications to earn a MoneyGuard Bonus, as shown on the table below. For example, an MGA appointed in March 2005 would only need $87,500 in first year general agent commissions to qualify for a bonus. The Not Paid Rate Adjustment % will be applied.

Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct**	Nov**	Dec**
70%	60%	50%	40%	35%	30%	25%	20%	15%	10%	10%	10%

**MGA's appointed in last three months of 2005 may choose to defer their production, for bonus purposes, until 2005.

Eligible Plans

The MoneyGuard Bonus Schedule will only apply to Lincoln Life or First Penn MoneyGuard, MoneyGuard LS, MoneyGuard Flex I and MoneyGuard Flex II products.

Termination

If the Marketing General Agent is terminated, this MoneyGuard Bonus Schedule will also be terminated.

Reservations

Lincoln Life reserves the right, with notification, to adjust or discontinue the MoneyGuard Bonus.

Robert James & Associates
615 River Road, Kingston, TN 37763
Tel: 865-376-4925
Fax: 865-376-2294

FACSIMILE COVER PAGE

To: Victoria Gleeson	From: Jennifer Tonachio
Fax #: 1-847-466-3406	Fax #: 865 376 2294
Company:	Tel #: 865 376 4925

Subject: E-Status Authorization Form	
Sent: 3/18/2005 at 3:29:50 PM	Pages: 2 (including cover)

MESSAGE:

E-Life Express Agent Authorization Request Form

Lincoln Financial Group

Please Fax or Email Completed Form to:

Date: 12/8/2004

Pam Daidone x8406	fax: 847-466-3406	email: pam_daidone@firstpenn.com	Please call **800/450-3069** if you have any questions
Vicki Gleeson x8401	fax: 847-466-3406	email: victoria_gleeson@firstpenn.com	

Agency Name	Robert Tonachio	phone	865-376-4925	fax	865-376-2294
Agency Security Officer	Jennifer Tonachio	phone	865-376-4925	fax	865-376-2294
Security Officer email address	rjajennifer@bellsouth.net	*This person will be point of contact for all E-Status/E-Ticket authorization issues.*			

Agency Tax ID or Code		Agency web site address	N/A
Do you want to receive PDF copy of COMPLETED PRE-APPLICATIONS (E-Ticket) via Email?		✓ Yes	No
Email address where PDF copy is to be sent	rjajennifer@bellsouth.net		

Please complete the following if you wish to authorize access to www.firstpenn.com for your Agents:

Agent Name	Agent ID / SS#	Agent's email address. Confirmation with Authorization Code will be sent to this address.	Agency to receive PDF of E-Ticket application for this specific agent?	Is Agent currently appointed with Lincoln through your Agency?	Authorize E-Ticket ONLY	Authorize E-Status ONLY	Authorize E-Ticket & E-Status
N/A	N/A		☐Yes ☐No	☐Yes ☐No	☐	☐	☐
			☐Yes ☐No	☐Yes ☐No	☐	☐	☐
			☐Yes ☐No	☐Yes ☐No	☐	☐	☐
			☐Yes ☐No	☐Yes ☐No	☐	☐	☐
			☐Yes ☐No	☐Yes ☐No	☐	☐	☐
			☐Yes ☐No	☐Yes ☐No	☐	☐	☐
			☐Yes ☐No	☐Yes ☐No	☐	☐	☐
			☐Yes ☐No	☐Yes ☐No	☐	☐	☐
			☐Yes ☐No	☐Yes ☐No	☐	☐	☐
			☐Yes ☐No	☐Yes ☐No	☐	☐	☐
			☐Yes ☐No	☐Yes ☐No	☐	☐	☐


Lincoln
Financial Group®
Lincoln Life

The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York

June 16, 2005

Robert J. Tonachio
Robert James & Associates
615 River Road
Kingston, TN 37763

Dear Mr. Tonachio,

Enclosed is a set of Wholesaling Agreements between First Penn-Pacific Life Insurance Company and **Robert J. Tonachio** to sell Fixed MoneyGuard Life products in the states where is not currently being offered on Lincoln paper.

Please review, sign where indicated on each copy and return at your earliest convenience (as there are pending cases in-house) to:

Lincoln Life Connecticut
ATTN: Ana D. Pacheco
Selling Agreements - MPC4
Metro Center, 350 Church St.
Hartford, CT 06103-1106

Upon receipt, I will obtain counter signatures from an authorized Lincoln signatory. **One fully executed copy of the Agreement will be returned for files. Please do not unstaple.**

If you have any questions, I can be reached at the number below or you may contact your Sales Representative toll free at 877-533-0114.

Sincerely,

Ana D. Pacheco
Relationship Management
Selling Agreements
Phone: 800-238-6252 ext. 6-3040
Fax: 860-466-2565
adpacheco@lnc.com

enclosure


Lincoln
Financial Group®

Lincoln Life
The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York

June 24, 2005

Robert J. Tonachio
Robert James & Associates
615 River Road
Kingston, TN 37763

Dear Mr. Tonachio,

Thank you for returning the originally signed Wholesaling Agreements between First Penn-Pacific Life Insurance Company and **Robert J. Tonachio** to sell Fixed MoneyGuard Life Products. Enclosed is a countersigned copy for your files.

If you have any questions regarding this Agreement, I can be reached at the number below or you may contact your Sales Consultant toll free @: 877-533-0114.

For other inquiries, the following can be reached toll free @ 1-800-238-6252 and by choosing options (or via e-mail):

Option 1: Producer Solutions

Option 1 for Compensation: - or e-mail: PSCompensation@LNC.com
Option 2 for Licensing & Validation – or e-mail: **hartfordvalidation@lnc.com**

Option 2: New Business/Underwriting

Option 3: Client Services

Sincerely,

Ana D. Pacheco
Relationship Management
Selling Agreements
Phone: 800-238-6252 ext. 6-3040
Fax: 860-466-2565
adpacheco@lnc.com

Enclosure

WHOLESALING AGREEMENT

THIS AGREEMENT dated and effective this 20th day of June, 2005 is by and between First Penn-Pacific Life Insurance Company, an Indiana corporation (the "Company"), **Robert J. Tonachio** and any agency or principal thereof which is or becomes a signatory hereto (collectively referred to herein as "Wholesaler").

WITNESSETH:

WHEREAS, Company and Wholesaler desire to establish an arrangement whereby Wholesaler will recommend to Company certain third parties (the "Retailers") who will promote the offer and sale of the life insurance contracts and certain fixed annuities issued by Company (collectively the "Policies").

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

1. Appointment of Wholesaler. Subject to the terms and conditions of this Agreement, Company hereby appoints Wholesaler, on a non-exclusive basis, to recommend to Company Retailers who will promote the offer and sale of Policies and to provide services to Retailers to facilitate their solicitations for and sales of the Policies. Wholesaler hereby accepts such appointment on a non-exclusive basis and agrees to use its best efforts to find Retailers acceptable to Company who will promote the offer and sale of Policies. Wholesaler acknowledges that no territory is exclusively assigned to Wholesaler hereby, and that Company may enter into agreements with other third party wholesalers and broker-dealers providing for the sale of the Policies. Further, Wholesaler acknowledges that Company may enter into agreements with other representatives of a Retailer previously dealing with Wholesaler if such representatives are contracted by other third-party Wholesalers. Further, any compensation as provided for in Section 7 hereof, shall only be based and paid on those Policies written by Retailers during the period that such Retailer is recognized by Company as appointed through Wholesaler and during which there is outstanding a valid, binding and enforceable selling agreement between such Retailer and Company. Without limiting any provision otherwise contained in this Agreement, Wholesaler shall conduct its business in accordance with generally accepted customs and practices of the life insurance industry.

2. The Policies. The Policies issued by Company to which this Agreement applies are listed in Schedule A-1/B-1, which by this reference is incorporated herein. Schedule A-1/B-1 may be amended from time-to-time by Company. Company in its sole discretion and without notice to Wholesaler, may suspend sales of any Policies or may amend any policies or contracts evidencing such Policies if, in Company's opinion, such suspension or amendment is: (1) necessary for compliance with federal, state, or local laws, regulations, or administrative order(s); or, (2) necessary to prevent administrative or financial hardship to Company. In all other situations, Company shall provide 30 days

notice to Wholesaler prior to suspending sales of any Policies or amending any policies or contracts evidencing such Policies.

3. Insurance Licensing. Wholesaler shall, at all times when performing its functions under this Agreement, be validly licensed as an insurance agent or agency in the states and other local jurisdictions that require such licensing in connection with Wholesaler's life insurance contract or fixed annuity sales activities. Wholesaler hereby represents and warrants to Company that it is not currently under investigation, formal or informal, by and insurance regulatory authority.

4. Recommendation and Acceptance of Retailers. Wholesaler will negotiate with potential Retailers to sell the Policies. Company shall have sole discretion to accept or reject any such recommendation. Acceptance shall occur only upon and by way of execution of a selling agreement between Retailer and Company.

5. Wholesaling Services. Wholesaler shall use its best efforts to provide certain services and support to Retailers to facilitate the offering and selling of Policies. Such activities shall include, but not be limited to, assistance in the appointment of agents; distribution of sales materials, newsletters and field service bulletins (subject to Section 11, hereof); assist with the sales promotional activities with Retailers; the training of sales staff and agents of Retailers with respect to the features of the Policies. Wholesaler shall provide services for the processing of fixed annuity applications and of life insurance applications, including, by way of example and not limitation, the ordering of examinations, inspections and attending physician statements.

6. Compensation. Compensation to the Wholesaler for the services performed in accordance with Section 5 above, will be, pursuant to the terms and conditions in Schedule A, a percentage of purchase payments made to Company on account of Policies issued upon applications procured through Retailers in accordance with this Agreement. Upon the termination of this Agreement all compensation payable to Wholesaler hereunder shall cease, except that compensation will be paid on premiums accompanying applications obtained by Retailers recruited by Wholesaler and dated prior to such termination. Schedule A may be amended by Company by providing written notice to Wholesaler. Such amendment shall apply only to applications dated after the effective date of such amendment, provided, however, Company reserves the right to apply such amendment with respect to all subsequent premiums and renewal premiums received after the effective date of such amendment.

7. The Violent Crime Control and Law Enforcement Act. Wholesaler represents and warrants to Company that no agent, employee or representative of the Wholesaler providing services according to the terms of this Agreement have been convicted of any felony involving dishonesty or breach of trust under any state or federal law. Wholesaler agrees to defend and indemnify Company with respect to any action brought against Company to the extent that such action is based upon a claim that the engagement by Company of such agent, employee or representative of the Wholesaler

violated any state or federal proscription against such engagement, including but not limited to The Violent Crime Control and Law Enforcement Act of 1994, as may be amended.

8. Confidential Information and Protection of Non-public Personal Information. Each party agrees to maintain the other party's Confidential Information (defined below) in strict confidence and in a manner to safeguard against unauthorized access, disclosure, use, destruction, loss or alteration in accordance with the Gramm-Leach-Bliley Act, the relevant state and federal regulations pursuant thereto and state privacy laws (all the foregoing referred to as "Privacy Law.")

(a) "Confidential Information" shall mean (1) any data or information that is proprietary to disclosing party and not generally known to the public, whether in tangible or intangible form, including, but not limited to, the following information relating to a party's marketing strategies, business systems, databases, and (2) any customer or consumer specific data deemed to be "nonpublic personal information" under the Privacy Law.

(b) Specifically, with regard to nonpublic personal information, the parties agree that they are prohibited from using consumer or customer non-public personal information other than (1) to execute the terms and conditions of this Agreement as permitted by Privacy Law or (2) as required by state or federal law, regulation or rule. The parties agree not to disclose consumer or customer non-public personal information to any third parties without prior written permission of the disclosing party. Each party shall promptly report to the other party any unauthorized disclosure or use of any Confidential Information of which it becomes aware.

(c) Upon request, each party shall return to the other party or destroy (and provide an appropriate written destruction certificate) all Confidential Information in its possession or control. No disclosure by a party hereto of Confidential Information of such party to the other party shall constitute a grant to the other of any interest or right whatsoever in such Confidential Information, which shall remain the sole property of the disclosing party.

(d) Each party has the right to make reasonable requests to inspect, during normal business hours, the other party's facilities, data and records, associated audit reports, summaries of test results or equivalent measures taken by a party to ensure compliance with the Privacy Law for the purposes of verifying that the confidentiality provisions of this Agreement are being complied with. The terms of this section will survive the termination of this Agreement.

9. Regulations. All parties agree to observe and comply with the existing laws and rules or regulations of applicable local, state, or federal authorities and with those which may be enacted or adopted during the term of this Agreement regulating the business contemplated hereby in any jurisdiction in which the business described herein is to be transacted, and to provide information or reports with respect to their duties

hereunder pursuant to request by any regulatory authority having jurisdiction with respect thereto.

10. Investigations; Customer Complaints. Wholesaler agrees to cooperate fully in any insurance or other regulatory or judicial investigation or proceeding arising in connection with the Policies, Company, Wholesaler, and/or any of the Retailers recruited by Wholesaler. Wholesaler shall permit appropriate federal and state insurance and other regulatory authorities to audit their records and shall furnish the foregoing authorities with any information which such authorities may request in order to ascertain whether Wholesaler is complying with all applicable laws and/or regulations. Wholesaler agrees to notify Company of any customer complaints with respect to the Policies and to cooperate with Company in resolving all customer complaints with respect to the Policies, Wholesaler or any Retailer.

11. Sales Promotion Material and Advertising. Wholesaler shall be provided, without any expense to Wholesaler, with such material as Company determines to be necessary or desirable for use in connection with sales of the Policies or the recruitment of Retailers. No materials or any advertising relating to the recruitment of Retailers, or the Policies shall be used by Wholesaler unless the specific item has been approved in writing by Company prior to such use. In addition, Wholesaler shall not print, publish or distribute any advertisement, circular or any document relating to Company unless such advertisement, circular or document shall have been approved in writing by Company prior to any such use; provided, however, that nothing herein shall prohibit Wholesaler from advertising insurance in general or on a generic basis. No representations in connection with the recruitment of Retailers, or the sale of the Policies, other than those contained in the aforesaid approved materials, shall be made by Wholesaler. Wholesaler shall only recruit Retailers who are licensed in states where Policies have been approved by state authorities. Upon termination of this Agreement, all sales promotion material, advertising, circulars, and documents relating to the recruitment of Retailers, or the sales of the Policies shall be promptly turned over to Company free from any claim or retention of rights by the Wholesaler.

12. Books and Records. Wholesaler shall maintain the books, accounts and records as required by applicable laws and regulations. The books, accounts and records of Wholesaler shall clearly and accurately disclose the nature of details of Wholesaler's activities related hereto. Wholesaler shall take appropriate action to keep confidential all information obtained pursuant to this Agreement (including, without limitation, names of purchasers of Policies) as set forth under Section 8. Company shall have access to all books, accounts and records of Wholesaler pertaining to the Policies.

13. Right of Offset, Liability of Wholesaler, and Legal Proceedings. Wholesaler hereby authorizes Company to set off from all amounts otherwise payable to Wholesaler all liabilities of Wholesaler or Retailers to Company. Wholesaler shall be jointly and severally liable with Retailers for the payment of all monies due to Company which may arise out of this Agreement or any other agreement between Wholesaler,

Retailer and Company including, but not limited to, any liability for any chargebacks or for any amounts advanced by or otherwise due Company hereunder. The determination of the amount of any liabilities shall be at the sole discretion of Company. The parties agree Company retains the absolute and unilateral right to settle and resolve all claims or causes of action, in its sole discretion, raised or asserted by any person concerning the actions of Wholesaler or Retailers. Wholesaler's joint and several liability shall not be contingent on input by Wholesaler in any such settlements or resolutions. A first lien is hereby reserved to Company upon any sums due to Wholesaler from Company for the satisfaction of any liability arising pursuant to this Agreement. Company does not waive any of its other rights to pursue collection of any indebtedness owed by Wholesaler or Retailers to Company. In the event Company initiates legal action to collect any indebtedness of Wholesaler or Retailers, or their agents, Wholesaler shall reimburse Company for reasonable attorney fees and expenses in connection therewith. As used in this Section 14, "Company" shall be deemed to refer to, and shall include, all affiliates of First Penn-Pacific Life Insurance Company.

14. Indemnification.

(a) Company hereby agrees to indemnify and hold harmless Wholesaler and each of its affiliates, officers or directors against any losses, expenses (including reasonable attorneys' fees), claims, damages or liabilities to which Wholesaler or such affiliates, officers or directors becomes subject insofar as such losses, claims damages or liabilities (or actions in respect thereof) arise out of or are based upon any negligent, fraudulent or unauthorized acts or omissions by Company, its employees and authorized agents.

(b) Wholesaler hereby agrees to indemnify and hold harmless Company and each of its current and former affiliates, directors and officers and each person, if any, who controls or has controlled Company, against any losses, expenses (including reasonable attorneys' fees), claims (including, but not limited to, claims for commissions or other compensation), damages or liabilities to which Company and any such affiliates, director or officer or controlling person may become subject insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any negligent, fraudulent or unauthorized acts or omissions by Wholesalers or Retailers recruited by Wholesaler, including, but not limited to, any unauthorized use of sales materials, any misrepresentations, or any sales practices concerning the Policies.

15. Interest. Any unpaid obligation of Wholesaler to Company under this Agreement shall accrue interest at the lesser of the rate of fifteen percent per annum, or the maximum interest rate otherwise permitted by applicable law.

16. Limitations. Nothing in this Agreement shall be construed as authorizing Wholesaler to incur any indebtedness of behalf of Company or any of its affiliates. No party other than Company shall have the authority on behalf of Company to enter into any selling agreement, or to make, alter, waive or discharge any policy, contract, or certificate

issued by Company, to waive any forfeiture or to grant, permit, nor extend the time for making any payments nor to guarantee earnings or rates, nor to alter the forms which Company may prescribe or substitute other forms in place of those prescribed by Company, nor to enter into proceeding in a court of law or before a regulatory agency in the name of or on behalf of Company.

17. Independent Contractors. Company is an independent contractor with respect to Wholesaler or Retailers. Nothing contained within this Agreement shall be construed as creating a partnership between the parties hereto. Wholesaler, its agents, representatives, and employees shall not at any time hold themselves out of the public to be employees of Company.

18. Notices.

(a) All notices or communications shall be sent to the addresses shown below or to such other address as the party may request by giving written notice to the other parties.

First Penn-Pacific Life Insurance Company
350 Church Street
Hartford, CT 06103

Robert J. Tonachio
615 River Road
Kingston, TN 37763

(b) For purposes of communications pertaining to compliance and supervision, Wholesaler hereby designates the following person and address to receive such communications and notices at the following address:

____

____

Wholesaler covenants to promptly notify Company of any change in such designated person or address.

19. Entire Agreement. This Agreement is the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings among such parties with respect to such subject matter. No course of dealing, course of performance and no parole evidence of any nature shall be used to supplement or modify any terms hereof, provided, however, any obligation of Wholesaler to Company or any of its affiliates pursuant to a prior agreement of any type shall continue as an obligation thereunder.

20. Severability. Any provision of this Agreement which is found to be invalid, void or illegal shall in no way affect, impair or invalidate any other provision hereof, and such other provisions shall remain in full force and effect.

21. Amendment of Agreement. Company reserves the right to amend this Agreement at any time, and the receipt of compensation on any Policy written by an Retailer recruited by Wholesaler after notice of any such amendment has been sent to Wholesaler shall constitute the Wholesaler's agreement to any such amendment.

22. Waiver. Failure of any party to insist upon strict compliance with any of the conditions of this Agreement shall not be construed as a waiver of any of the conditions, but the same shall remain in full force and effect. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

23. Binding Effect. This Agreement shall be binding on and shall inure to the benefit of the parties to hereto and their respective successors and assigns; provided that Wholesaler may not assign this Agreement or any rights or obligations hereunder without the prior written consent of Company.

24. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana.

25. Termination. This Agreement may be terminated, without cause, by any party upon thirty (30) days prior written notice; and may be terminated for failure to perform satisfactorily or other cause by any party immediately. Without limiting the foregoing, Company may terminate this Agreement if it is determined by Company, in its sole and absolute discretion, that Wholesaler is not adequately recruiting Retailers or promoting or providing services to facilitate the solicitations for the sales of the Policies. Upon termination of this Agreement, the terms of Sections 8, 10, 11, 12, 13, 14, 15, 16, and 24 shall survive and be binding upon the parties hereto.

26. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and shall be binding upon the parties hereto.

FIRST PENN-PACIFIC LIFE INSURANCE COMPANY

By: Linda Bohann
Name: Linda Bohannan
Title: Assistant Secretary
Date: 6-23-05

ROBERT J. TONACHIO

TIN: *** FISMA & OMB Memorandum M-07-16 ***

By: [signature]

Name: Robert J Tonachio

Title:

Date: June 20, 2005


Lincoln
Financial Group
Lincoln Life

First Penn-Pacific
("hereinafter Company")

Marketing General Agent

Individual Fixed Life Products
SCHEDULE OF COMMISSIONS

This schedule is attached to and made a part of the Selling Agreement. Commissions are calculated on premiums received and accepted by the Company on applications secured by the Producer or Agents or Brokers assigned to the Producer by the Company. All compensation and commission payments thereof are subject to the terms set forth in the Selling Agreement and interpretations made thereof by the Company.

This Schedule is effective June 1, 2002, or when contracted if later. No modifications to this Schedule will be valid unless approved in writing by an officer of the Company. This Schedule of Commissions will supersede any previous Schedule for business received from the effective date.

FIXED LIFE PRODUCTS	BASIS OF CALCULATION	First Policy Year Commission % of Basis	Renewal Commission % of Basis	Duration of Renewal Commission Policy Years
MoneyGuard—Single Premium	Total Initial Premium	10.0%	N/A	N/A
MoneyGuard LS—Single Premium	Total Initial Premium	10.0%	N/A	N/A
MoneyGuard Flex I	Target Premium	81.25%	N/A	N/A
	Excess Premium	3.125%	3.125%	Year 2+
MoneyGuard Flex II	Target Premium	105.625%	N/A	N/A
	Excess Premium	3.125%	3.125%	Year 2+

CHARGEBACK SCHEDULE—FOR ALL PRODUCTS			
BASIS OF CHARGEBACK:	**First 6 Months**	**Second 6 Months**	**Year 2+**
◆ Policy Refund (during free-look period)	100%	50%	None
◆ Full Cash Surrender	100%	50%	None
◆ Lapse in first policy year	Pro-rata	Pro-rata	None

TERMS & CONDITIONS

- Target Premiums include all rate classes and additional costs of insurance on increases and rider additions.
- No commissions will be earned on any increase that replaces a previous decrease. An increase is defined as an increase in "Specified Amount" over the previous highest "Specified Amount."
- Partial commissions may be paid on internal exchanges or conversions. Refer to the Internal Replacement Policies & Procedures.
- No commissions will be paid on flat extras of less than ten (10) years.
- Commissions due or paid to sub-producers will be deducted from the above commissions.
- The commission paid on the Extension of Benefits (EOB) Rider target premium for policies written in Pennsylvania will not exceed 50%.

First Penn-Pacific is a member of Lincoln Financial Group.


Lincoln
Financial Group
Lincoln Life

2005 Manufacturer's MG Bonus

Rules and Guidelines

MoneyGuard Bonus

The Lincoln National Life Insurance Co. ("Lincoln Life") will reward its Marketing General Agents ("MGA") with a bonus based on Lincoln Life or First Penn-Pacific MoneyGuard, MoneyGuard LS, MoneyGuard Flex I, and MoneyGuard Flex II production for those who qualify. The MoneyGuard Bonus is composed of two parts, the MoneyGuard Production Bonus and the Not-Paid Factor. To qualify for the MoneyGuard Bonus, an MGA must use First Year General Agent Commissions (excluding MGA override) as qualification criteria in determining its Production Bonus Percentage (see chart below). The Not Paid Factor will be determined as defined below.

The calculation formula is:

First Year GA Commission * MoneyGuard Production Bonus % * Not Paid Factor = Total Bonus $.

MoneyGuard Production Bonus %

First Year GA Commissions $	MoneyGuard Production Bonus %
175,000 – 249,999	3.0%
250,000 – 499,999	3.5%
500,000 – 749,999	4.0%
750,000 – 999,999	4.5%
1,000,000 – 1,249,999	5.0%
1,250,000 – 1,499,999	5.5%
1,500,000 – 1,749,999	6.0%
1,750,000 – 1,999,999	7.0%
2,000,000 – 2,249,999	8.0%
2,250,000 – 2,499,999	9.0%
2,500,000 – 2,999,999	10.0%
3,000,000 – 3,499,999	11.5%
3,500,000 – 3,999,999	13.0%
4,000,000 +	15.0%

Not Paid Factor

Not Paid Rate %	Bonus Factor
Over 27.0%	100.0%
22.1 – 27.0%	107.5%
0.0 – 22.0%	115.0%

Exhibit 6.1

Mutual of Omaha

************* *This Schedule is not valid until executed by an Authorized Representative of the Company* *********

COMPENSATION/PRODUCT SCHEDULE
MUTUAL OF OMAHA INSURANCE COMPANY
LONG TERM CARE

This Schedule is part of your agreement or contract with Company ("Agreement") and is in effect on the later to occur of: (1) the date this Schedule was first approved by an Authorized Representative, (2) the effective date of your Agreement, or (3) the effective date assigned by Company for the latest approved transmittal sheet, for the Product(s) herein, as submitted by your Master General Agency. In no event does this Schedule apply to persons with Special Agent Contracts. Terms not otherwise defined in this Schedule shall have the meaning set forth in the Agreement.

A. COMMISSION

The Company shall use the following rates for policies issued on applications produced by you or, if applicable, other persons in your down line distribution who submit Product applications that designate you. Your rate for each policy will be reduced by any rates the Company has assigned to other persons in your down line distribution for such policy, if any. In no event shall the rate credited to you and your down line distribution for each policy exceed the rate provided on this Schedule.

- Authorized Affiliated Company: Mutual of Omaha Insurance Company
- Application and Premium Submitted to: Mutual of Omaha Insurance Company
- Commission paid by: Mutual of Omaha Insurance Company

The commission rate for Policy Form LTC04I-AG is based on the policy form and the following status on the application date:

- The policy is considered "Employee Paid" when the employee pays the entire premium.
- The policy is considered "Employer Paid" when the employer pays any portion of the premium.
- The policy is considered "Association Group" when the applicant is a member of an association group that has been approved by Company.

National	**Policy Form**	**New Business, Internal & External Replacements**					
		Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
Individual	LTC04I	72.5%	72.5%	52.5%	47.5%	7.0%	2.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	72.5%	72.5%	52.5%	47.5%	7.0%	2.5%
Association Group/Employee Paid	LTC04I-AG	67.5%	67.5%	47.5%	42.5%	2.5%	0.0%
Employer Paid	LTC04I-AG	62.5%	62.5%	42.5%	37.5%	3.0%	0.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	62.5%	62.5%	42.5%	37.5%	3.0%	0.5%

Rate on Excess of Lifetime Premium - All States	**Policy Form**	All Policy Years
Issue Age		All Ages
Individual Limited Premium Payment Period Option.	LTC04I	2.5%
Employer Paid Limited Premium Payment Period Option	LTC04I-AG	1.75%

********** This Schedule is not valid until executed by an Authorized Representative of the Company ************

Alabama, North Carolina, South Dakota [1]	Policy Form	Internal & External Replacements					
		Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
		AL, NC, SD and all SD cases not passing Financial Suitability including New Business					
Individual	LTC04I	7.0%	7.0%	7.0%	7.0%	7.0%	2.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	7.0%	7.0%	7.0%	7.0%	7.0%	2.5%
Association Group/Employee Paid	LTC04I-AG	2.5%	2.5%	2.5%	2.5%	2.5%	0.0%
Employer Paid	LTC04I-AG	3.0%	3.0%	3.0%	3.0%	3.0%	0.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	3.0%	3.0%	3.0%	3.0%	3.0%	0.5%
		With Significant Benefit Increase Only - NC and SD only					
Individual	LTC04I	72.5%	72.5%	52.5%	47.5%	7.0%	2.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	72.5%	72.5%	52.5%	47.5%	7.0%	2.5%
Association Group/Employee Paid	LTC04I-AG	67.5%	67.5%	47.5%	42.5%	2.5%	0.0%
Employer Paid	LTC04I-AG	62.5%	62.5%	42.5%	37.5%	3.0%	0.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	62.5%	62.5%	42.5%	37.5%	3.0%	1.75%

[1] **New Business will receive National Commissions**

California [1]	Policy Form	Internal & External Replacements					
		Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
		Premium Increase from Original Policy					
Individual	LTC04I	72.5%	72.5%	52.5%	47.5%	7.0%	2.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	72.5%	72.5%	52.5%	47.5%	7.0%	2.5%
Association Group/Employee Paid	LTC04I-AG	67.5%	67.5%	47.5%	42.5%	2.5%	0.0%
Employer Paid	LTC04I-AG	62.5%	62.5%	42.5%	37.5%	3.0%	0.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	62.5%	62.5%	42.5%	37.5%	3.0%	1.75%
		Premium up to Original Policy Level					
Individual	LTC04I	7.0%	7.0%	7.0%	7.0%	7.0%	2.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	7.0%	7.0%	7.0%	7.0%	7.0%	2.5%
Association Group/Employee Paid	LTC04I-AG	2.5%	2.5%	2.5%	2.5%	2.5%	0.0%
Employer Paid	LTC04I-AG	3.0%	3.0%	3.0%	3.0%	3.0%	0.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	3.0%	3.0%	3.0%	3.0%	3.0%	1.75%

[1] **New Business will receive National Commissions**

********** This Schedule is not valid until executed by an Authorized Representative of the Company ************

When the writing General Agent has other General Agents reporting to them in their downline distribution, the writing General Agent will be eligible for the following commission rates.

Delaware	Policy Form	Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
		New Business					
Individual	LTC04I	55.0%	55.0%	45.0%	45.0%	7.0%	2.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	55.0%	55.0%	45.0%	45.0%	7.0%	2.5%
Association Group/Employee Paid	LTC04I-AG	55.0%	55.0%	45.0%	42.5%	2.5%	0.0%
Employer Paid	LTC04I-AG	60.0%	60.0%	42.5%	37.5%	3.0%	0.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	55.0%	55.0%	42.5%	37.5%	3.0%	0.5%
		Internal & External Replacements					
Individual	LTC04I	55.0%	55.0%	42.5%	37.5%	7.0%	2.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	55.0%	55.0%	42.5%	37.5%	7.0%	2.5%
Association Group/Employee Paid	LTC04I-AG	50.0%	50.0%	37.5%	32.5%	2.5%	0.0%
Employer Paid	LTC04I-AG	45.0%	45.0%	34.0%	30.0%	3.0%	0.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	45.0%	45.0%	34.0%	30.0%	3.0%	0.5%

When the writing General Agent does not have any other General Agents reporting to them in their downline distribution, the writing General Agent will be eligible for the following commission rates.

Delaware	Policy Form	Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
		New Business					
Individual	LTC04I	35.0%	35.0%	35.0%	35.0%	3.0%	0.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	35.0%	35.0%	35.0%	35.0%	3.0%	0.5%
Association Group/Employee Paid	LTC04I-AG	35.0%	35.0%	35.0%	32.5%	0.5%	0.0%
Employer Paid	LTC04I-AG	35.0%	35.0%	32.5%	27.5%	0.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	35.0%	35.0%	32.5%	27.5%	0.0%	0.0%
		Internal & External Replacements					
Individual	LTC04I	35.0%	35.0%	32.5%	27.5%	3.0%	0.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	35.0%	35.0%	32.5%	27.5%	3.0%	0.5%
Association Group/Employee Paid	LTC04I-AG	35.0%	35.0%	27.5%	22.5%	0.5%	0.0%
Employer Paid	LTC04I-AG	35.0%	35.0%	26.0%	22.0%	0.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	35.0%	35.0%	26.0%	22.0%	0.0%	0.0%

Indiana	Policy Form				
Issue Age		Under 65	65 - 69	70 - 74	75 - 79
		New Business, Internal & External Replacements With Significant Benefit Increases			
		Policy Year 1			
Individual	LTC04I	26.5%	26.5%	20.5%	18.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	26.5%	26.5%	20.5%	18.5%
Association Group/Employee Paid	LTC04I-AG	16.5%	16.5%	10.5%	8.5%
Employer Paid	LTC04I-AG	20.5%	20.5%	14.5%	12.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	20.5%	20.5%	14.5%	12.5%
		Policy Years 2+			
Individual	LTC04I	13.25%	13.25%	10.25%	9.25%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	13.25%	13.25%	10.25%	9.25%
Association Group/Employee Paid	LTC04I-AG	8.25%	8.25%	5.25%	4.25%
Employer Paid	LTC04I-AG	10.25%	10.25%	7.25%	6.25%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	10.25%	10.25%	7.25%	6.25%
		Internal & External Replacements Without Significant Benefit Increases			
		All Policy Years			
Individual	LTC04I	13.25%	13.25%	10.25%	9.25%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	13.25%	13.25%	10.25%	9.25%
Association Group/Employee Paid	LTC04I-AG	8.25%	8.25%	5.25%	4.25%
Employer Paid	LTC04I-AG	10.25%	10.25%	7.25%	6.25%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	10.25%	10.25%	7.25%	6.25%

Kentucky [1]	Policy Form	**Internal & External Replacements**				
		Policy Year 1				Policy Years 2+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages
Individual	LTC04I	12.0%	12.0%	12.0%	12.0%	4.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	12.0%	12.0%	12.0%	12.0%	4.0%
Association Group/Employee Paid	LTC04I-AG	2.0%	2.0%	2.0%	2.0%	1.5%
Employer Paid	LTC04I-AG	7.0%	7.0%	7.0%	7.0%	2.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	7.0%	7.0%	7.0%	7.0%	2.5%

[1] **New Business will receive National Commissions**

************ This Schedule is not valid until executed by an Authorized Representative of the Company ************

Michigan - Under Age 65	Policy Form	New Business, Internal & External Replacements		
		Policy Year 1	Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	Under 65	Under 65
Individual	LTC04I	72.5%	7.0%	2.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	77.5%	7.0%	2.5%
Association Group/Employee Paid	LTC04I-AG	72.5%	2.5%	0.0%
Employer Paid	LTC04I-AG	67.5%	3.0%	0.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	67.5%	3.0%	0.5%

Michigan - Age 65 - 79	Policy Form	New Business, Internal & External Replacements				
		Policy Years 1 -3			Policy Years 4-10	Policy Years 11+
Issue Age		65 - 69	70 - 74	75 - 79	65 - 79	65 - 79
Individual	LTC04I	32.5%	28.5%	26.5%	7.0%	2.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	32.5%	28.5%	26.5%	7.0%	2.5%
Association Group/Employee Paid	LTC04I-AG	26.5%	22.5%	20.5%	2.5%	0.0%
Employer Paid	LTC04I-AG	28.5%	24.5%	22.5%	3.0%	0.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	28.5%	24.5%	22.5%	3.0%	0.5%

New York	Policy Form	Policy Year 1				Policy Years 2+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages
		New Business				
Individual	LTC04I	67.5%	62.5%	47.5%	42.5%	3.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	67.5%	62.5%	47.5%	42.5%	3.0%
Association Group/Employee Paid	LTC04I-AG	57.5%	52.5%	37.5%	32.5%	0.0%
Employer Paid	LTC04I-AG	57.5%	52.5%	37.5%	35.0%	1.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	57.5%	52.5%	37.5%	35.0%	1.5%
		Internal & External Replacements				
Individual	LTC04I	3.0%	3.0%	3.0%	3.0%	3.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	3.0%	3.0%	3.0%	3.0%	3.0%
Association Group/Employee Paid	LTC04I-AG	0.0%	0.0%	0.0%	0.0%	0.0%
Employer Paid	LTC04I-AG	1.5%	1.5%	1.5%	1.5%	1.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	1.5%	1.5%	1.5%	1.5%	1.5%

When the writing General Agent has other General Agents reporting to them in their downline distribution, the writing General Agent will be eligible for the following commission rates.

Pennsylvania	Policy Form	Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
		New Business					
Individual	LTC04I	72.5%	72.5%	52.5%	47.5%	7.0%	2.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	72.5%	72.5%	52.5%	47.5%	7.0%	2.5%
Association Group/Employee Paid	LTC04I-AG	67.5%	67.5%	47.5%	42.5%	2.5%	0.0%
Employer Paid	LTC04I-AG	62.5%	62.5%	42.5%	37.5%	3.0%	0.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	62.5%	62.5%	42.5%	37.5%	3.0%	0.5%
		Internal & External Replacements					
Individual	LTC04I	7.0%	7.0%	7.0%	7.0%	7.0%	2.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	7.0%	7.0%	7.0%	7.0%	7.0%	2.5%
Association Group/Employee Paid	LTC04I-AG	2.5%	2.5%	2.5%	2.5%	2.5%	0.0%
Employer Paid	LTC04I-AG	3.0%	3.0%	3.0%	3.0%	3.0%	0.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	3.0%	3.0%	3.0%	3.0%	3.0%	0.5%

When the writing General Agent does not have any other General Agents reporting to them in their downline distribution, the writing General Agent will be eligible for the following commission rates

Pennsylvania	Policy Form	Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
		New Business					
Individual	LTC04I	50.0%	50.0%	42.5%	37.5%	3.0%	0.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	50.0%	50.0%	42.5%	37.5%	3.0%	0.5%
Association Group/Employee Paid	LTC04I-AG	50.0%	50.0%	37.5%	32.5%	0.5%	0.0%
Employer Paid	LTC04I-AG	50.0%	50.0%	32.5%	27.5%	0.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	50.0%	50.0%	32.5%	27.5%	0.0%	0.0%
		Internal & External Replacements					
Individual	LTC04I	3.0%	3.0%	3.0%	3.0%	3.0%	0.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	3.0%	3.0%	3.0%	3.0%	3.0%	0.5%
Association Group/Employee Paid	LTC04I-AG	0.5%	0.5%	0.5%	0.5%	0.5%	0.0%
Employer Paid	LTC04I-AG	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Wisconsin	Policy Form				
Issue Age		Under 65	65 - 69	70 - 74	75 - 79
		New Business			
		Policy Year 1			
Individual	LTC04I	46.0%	46.0%	40.0%	38.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	46.0%	46.0%	40.0%	38.0%
Association Group/Employee Paid	LTC04I-AG	30.0%	30.0%	25.5%	24.5%
Employer Paid	LTC04I-AG	38.0%	38.0%	32.5%	30.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	38.0%	38.0%	32.5%	30.5%
		Policy Years 2+			
Individual	LTC04I	11.5%	11.5%	10.0%	9.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	11.5%	11.5%	10.0%	9.5%
Association Group/Employee Paid	LTC04I-AG	7.5%	7.5%	6.375%	6.125%
Employer Paid	LTC04I-AG	9.5%	9.5%	8.125%	7.625%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	9.5%	9.5%	8.125%	7.625%
		Internal & External Replacements			
		All Policy Years			
Individual	LTC04I	11.5%	11.5%	10.0%	9.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	11.5%	11.5%	10.0%	9.5%
Association Group/Employee Paid	LTC04I-AG	7.5%	7.5%	6.375%	6.125%
Employer Paid	LTC04I-AG	9.5%	9.5%	8.125%	7.625%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	9.5%	9.5%	8.125%	7.625%

B. COMMISSION RULES

1. First Year commission is calculated on initial premium based on the application date of the issued policy.

2. Commission is calculated on premium for the Return of Premium option for the first policy year only, based on the policy issue date.

3. Commission is not calculated (a) on premium rate adjustments, (b) for polices on waiver of premium, or (c) on the difference in premium from a substandard Class 1 to a substandard Class 2.

4. Renewal commission will be calculated on coverage added through the Guaranteed Purchase Option.

5. The commission for this Product is Vested Compensation and may be credited to you after the Termination Date if (a) the policy related to the Product remains in force, (b) the premiums for the policy are credited to Company, and (c) if you are the writing agent, you must also remain the producer of record.

6. Internal Replacements: Commission will be calculated if a new Mutual of Omaha Long Term Care policy replaces an existing Mutual of Omaha Long Term Care policy. Except as otherwise provided, the commission rate on the new policy will be based upon the policy year of the previous policy. You are only eligible for the first year commission rate on any premium associated with an increase in policy benefits. The commission rate for any premium equal to or less than the replaced policy's premium will be based on the policy year of the previous policy.

7. External Replacements: Commission will be calculated the same as new business unless a state special rule applies. In California, (a) the broker is only eligible for the first year commission rate on any premium associated with an increase in policy benefits, (b) the commission rate for any premium equal to or less than the replaced policy's premium will be based on the policy year of the previous policy.

8. Upon death of the insured, credited and unearned commissions will be charged back to the date of the death of the insured.

9. The Company may, from time to time, issue Compensation/Product Schedules with respect to these Products which (a) amend, replace or terminate this Schedule, or (b) identify whether these Products are eligible for bonuses.

C. GENERAL PROVISIONS

1. **Products Included.** The provisions and conditions of this Schedule shall apply only to Products specifically identified in this Schedule.
2. **Non-assignment.** You may not assign or pledge as collateral any commission payable under this Schedule. Any attempt to assign commission under this Schedule shall be void.
3. **Administrative Rules.** The Company's administrative rules, practices and procedures may be revised, modified or supplemented by the Company from time to time.
4. **Laws & Regulations.** Commission on the Products set forth above may be adjusted as required by any applicable laws or regulations.

This Compensation/Product Schedule is in addition to any other schedules currently in force or that may come into force in the future. This Schedule shall remain in effect until changed or terminated by Company.

MUTUAL OF OMAHA INSURANCE COMPANY

____

Date first approved by an Authorized Representative: ____________________

************* This Schedule is not valid until executed by an Authorized Representative of the Company ************

COMPENSATION/PRODUCT SCHEDULE
MUTUAL OF OMAHA INSURANCE COMPANY
LONG TERM CARE

This Schedule is part of your agreement or contract with Company ("Agreement") and is in effect on the later to occur of: (1) the date this Schedule was first approved by an Authorized Representative, (2) the effective date of your Agreement, or (3) the effective date assigned by Company for the latest approved transmittal sheet, for the Product(s) herein, as submitted by your Master General Agency. In no event does this Schedule apply to persons with Special Agent Contracts. Terms not otherwise defined in this Schedule shall have the meaning set forth in the Agreement.

A. COMMISSION

The Company shall use the following rates for policies issued on applications produced by you or, if applicable, other persons in your down line distribution who submit Product applications that designate you. Your rate for each policy will be reduced by any rates the Company has assigned to other persons in your down line distribution for such policy, if any. In no event shall the rate credited to you and your down line distribution for each policy exceed the rate provided on this Schedule.

- Authorized Affiliated Company: Mutual of Omaha Insurance Company
- Application and Premium Submitted to: Mutual of Omaha Insurance Company
- Commission paid by: Mutual of Omaha Insurance Company

The commission rate for Policy Form LTC04I-AG is based on the policy form and the following status on the application date:

- The policy is considered "Employee Paid" when the employee pays the entire premium.
- The policy is considered "Employer Paid" when the employer pays any portion of the premium.
- The policy is considered "Association Group" when the applicant is a member of an association group that has been approved by Company.

National	**Policy Form**	**New Business, Internal & External Replacements**					
		Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
Individual	LTC04I	70.0%	70.0%	50.0%	45.0%	6.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	70.0%	70.0%	50.0%	45.0%	6.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	65.0%	65.0%	45.0%	40.0%	2.0%	0.0%
Employer Paid	LTC04I-AG	60.0%	60.0%	40.0%	35.0%	2.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	60.0%	60.0%	40.0%	35.0%	2.0%	0.0%

Rate on Excess of Lifetime Premium - All States	**Policy Form**	All Policy Years
Issue Age		All Ages
Individual Limited Premium Payment Period Option.	LTC04I	2.0%
Employer Paid Limited Premium Payment Period Option	LTC04I-AG	1.5%

Alabama, North Carolina, South Dakota [1]	Policy Form	Internal & External Replacements					
		Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
		AL, NC, SD and all SD cases not passing Financial Suitability including New Business					
Individual	LTC04I	6.0%	6.0%	6.0%	6.0%	6.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	6.0%	6.0%	6.0%	6.0%	6.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	2.0%	2.0%	2.0%	2.0%	2.0%	0.0%
Employer Paid	LTC04I-AG	2.0%	2.0%	2.0%	2.0%	2.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	2.0%	2.0%	2.0%	2.0%	2.0%	0.0%
		With Significant Benefit Increase Only - NC and SD only					
Individual	LTC04I	70.0%	70.0%	50.0%	45.0%	6.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	70.0%	70.0%	50.0%	45.0%	6.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	65.0%	65.0%	45.0%	40.0%	2.0%	0.0%
Employer Paid	LTC04I-AG	60.0%	60.0%	40.0%	35.0%	2.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	60.0%	60.0%	40.0%	35.0%	2.0%	1.5%

[1] **New Business will receive National Commissions**

California [1]	Policy Form	Internal & External Replacements					
		Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
		Premium Increase from Original Policy					
Individual	LTC04I	70.0%	70.0%	50.0%	45.0%	6.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	70.0%	70.0%	50.0%	45.0%	6.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	65.0%	65.0%	45.0%	40.0%	2.0%	0.0%
Employer Paid	LTC04I-AG	60.0%	60.0%	40.0%	35.0%	2.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	60.0%	60.0%	40.0%	35.0%	2.0%	1.5%
		Premium up to Original Policy Level					
Individual	LTC04I	6.0%	6.0%	6.0%	6.0%	6.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	6.0%	6.0%	6.0%	6.0%	6.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	2.0%	2.0%	2.0%	2.0%	2.0%	0.0%
Employer Paid	LTC04I-AG	2.0%	2.0%	2.0%	2.0%	2.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	2.0%	2.0%	2.0%	2.0%	2.0%	1.5%

[1] **New Business will receive National Commissions**

************ This Schedule is not valid until executed by an Authorized Representative of the Company ************

When the writing General Agent has other General Agents reporting to them in their downline distribution, the writing General Agent will be eligible for the following commission rates.

Delaware	Policy Form	Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
		New Business					
Individual	LTC04I	50.0%	50.0%	42.5%	42.5%	6.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	50.0%	50.0%	42.5%	42.5%	6.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	50.0%	50.0%	42.5%	40.0%	2.0%	0.0%
Employer Paid	LTC04I-AG	57.5%	57.5%	40.0%	35.0%	2.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	50.0%	50.0%	40.0%	35.0%	2.0%	0.0%
		Internal & External Replacements					
Individual	LTC04I	50.0%	50.0%	40.0%	35.0%	6.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	50.0%	50.0%	40.0%	35.0%	6.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	45.0%	45.0%	35.0%	30.0%	2.0%	0.0%
Employer Paid	LTC04I-AG	42.5%	42.5%	32.0%	28.0%	2.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	42.5%	42.5%	32.0%	28.0%	2.0%	0.0%

When the writing General Agent does not have any other General Agents reporting to them in their downline distribution, the writing General Agent will be eligible for the following commission rates.

Delaware	Policy Form	Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
		New Business					
Individual	LTC04I	35.0%	35.0%	35.0%	35.0%	3.0%	0.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	35.0%	35.0%	35.0%	35.0%	3.0%	0.5%
Association Group/Employee Paid	LTC04I-AG	35.0%	35.0%	35.0%	32.5%	0.5%	0.0%
Employer Paid	LTC04I-AG	35.0%	35.0%	32.5%	27.5%	0.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	35.0%	35.0%	32.5%	27.5%	0.0%	0.0%
		Internal & External Replacements					
Individual	LTC04I	35.0%	35.0%	32.5%	27.5%	3.0%	0.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	35.0%	35.0%	32.5%	27.5%	3.0%	0.5%
Association Group/Employee Paid	LTC04I-AG	35.0%	35.0%	27.5%	22.5%	0.5%	0.0%
Employer Paid	LTC04I-AG	35.0%	35.0%	26.0%	22.0%	0.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	35.0%	35.0%	26.0%	22.0%	0.0%	0.0%

Indiana	Policy Form				
Issue Age		Under 65	65 - 69	70 - 74	75 - 79
		New Business, Internal & External Replacements With Significant Benefit Increases			
		Policy Year 1			
Individual	LTC04I	25.0%	25.0%	19.0%	17.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	25.0%	25.0%	19.0%	17.0%
Association Group/Employee Paid	LTC04I-AG	15.0%	15.0%	9.0%	7.0%
Employer Paid	LTC04I-AG	19.0%	19.0%	13.0%	11.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	19.0%	19.0%	13.0%	11.0%
		Policy Years 2+			
Individual	LTC04I	12.5%	12.5%	9.5%	8.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	12.5%	12.5%	9.5%	8.5%
Association Group/Employee Paid	LTC04I-AG	7.5%	7.5%	4.5%	3.5%
Employer Paid	LTC04I-AG	9.5%	9.5%	6.5%	5.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	9.5%	9.5%	6.5%	5.5%
		Internal & External Replacements Without Significant Benefit Increases			
		All Policy Years			
Individual	LTC04I	12.5%	12.5%	9.5%	8.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	12.5%	12.5%	9.5%	8.5%
Association Group/Employee Paid	LTC04I-AG	7.5%	7.5%	4.5%	3.5%
Employer Paid	LTC04I-AG	9.5%	9.5%	6.5%	5.5%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	9.5%	9.5%	6.5%	5.5%

Kentucky [1]	Policy Form	**Internal & External Replacements**				
		Policy Year 1				Policy Years 2+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages
Individual	LTC04I	11.0%	11.0%	11.0%	11.0%	3.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	11.0%	11.0%	11.0%	11.0%	3.0%
Association Group/Employee Paid	LTC04I-AG	1.0%	1.0%	1.0%	1.0%	1.0%
Employer Paid	LTC04I-AG	6.0%	6.0%	6.0%	6.0%	2.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	6.0%	6.0%	6.0%	6.0%	2.0%

[1] **New Business will receive National Commissions**

********** This Schedule is not valid until executed by an Authorized Representative of the Company ************

Michigan - Under Age 65	Policy Form	New Business, Internal & External Replacements		
		Policy Year 1	Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	Under 65	Under 65
Individual	LTC04I	70.0%	6.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	75.0%	6.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	70.0%	2.0%	0.0%
Employer Paid	LTC04I-AG	65.0%	2.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	65.0%	2.0%	0.0%

Michigan - Age 65 - 79	Policy Form	New Business, Internal & External Replacements				
		Policy Years 1 -3			Policy Years 4-10	Policy Years 11+
Issue Age		65 - 69	70 - 74	75 - 79	65 - 79	65 - 79
Individual	LTC04I	31.0%	27.0%	25.0%	6.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	31.0%	27.0%	25.0%	6.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	25.0%	21.0%	19.0%	2.0%	0.0%
Employer Paid	LTC04I-AG	27.0%	23.0%	21.0%	2.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	27.0%	23.0%	21.0%	2.0%	0.0%

New York	Policy Form	Policy Year 1				Policy Years 2+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages
		New Business				
Individual	LTC04I	65.0%	60.0%	45.0%	40.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	65.0%	60.0%	45.0%	40.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	55.0%	50.0%	35.0%	30.0%	0.0%
Employer Paid	LTC04I-AG	55.0%	50.0%	35.0%	33.0%	1.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	55.0%	50.0%	35.0%	33.0%	1.0%
		Internal & External Replacements				
Individual	LTC04I	2.0%	2.0%	2.0%	2.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	2.0%	2.0%	2.0%	2.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	0.0%	0.0%	0.0%	0.0%	0.0%
Employer Paid	LTC04I-AG	1.0%	1.0%	1.0%	1.0%	1.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	1.0%	1.0%	1.0%	1.0%	1.0%

************ This Schedule is not valid until executed by an Authorized Representative of the Company ************

When the writing General Agent has other General Agents reporting to them in their downline distribution, the writing General Agent will be eligible for the following commission rates.

Pennsylvania	**Policy Form**	Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
		New Business					
Individual	LTC04I	70.0%	70.0%	50.0%	45.0%	6.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	70.0%	70.0%	50.0%	45.0%	6.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	65.0%	65.0%	45.0%	40.0%	2.0%	0.0%
Employer Paid	LTC04I-AG	60.0%	60.0%	40.0%	35.0%	2.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	60.0%	60.0%	40.0%	35.0%	2.0%	0.0%
		Internal & External Replacements					
Individual	LTC04I	6.0%	6.0%	6.0%	6.0%	6.0%	2.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	6.0%	6.0%	6.0%	6.0%	6.0%	2.0%
Association Group/Employee Paid	LTC04I-AG	2.0%	2.0%	2.0%	2.0%	2.0%	0.0%
Employer Paid	LTC04I-AG	2.0%	2.0%	2.0%	2.0%	2.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	2.0%	2.0%	2.0%	2.0%	2.0%	0.0%

When the writing General Agent does not have any other General Agents reporting to them in their downline distribution, the writing General Agent will be eligible for the following commission rates

Pennsylvania	**Policy Form**	Policy Year 1				Policy Years 2-10	Policy Years 11+
Issue Age		Under 65	65 - 69	70 - 74	75 - 79	All Ages	All Ages
		New Business					
Individual	LTC04I	50.0%	50.0%	42.5%	37.5%	3.0%	0.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	50.0%	50.0%	42.5%	37.5%	3.0%	0.5%
Association Group/Employee Paid	LTC04I-AG	50.0%	50.0%	37.5%	32.5%	0.5%	0.0%
Employer Paid	LTC04I-AG	50.0%	50.0%	32.5%	27.5%	0.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	50.0%	50.0%	32.5%	27.5%	0.0%	0.0%
		Internal & External Replacements					
Individual	LTC04I	3.0%	3.0%	3.0%	3.0%	3.0%	0.5%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	3.0%	3.0%	3.0%	3.0%	3.0%	0.5%
Association Group/Employee Paid	LTC04I-AG	0.5%	0.5%	0.5%	0.5%	0.5%	0.0%
Employer Paid	LTC04I-AG	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Wisconsin	Policy Form				
Issue Age		Under 65	65 - 69	70 - 74	75 - 79
		New Business			
		Policy Year 1			
Individual	LTC04I	44.0%	44.0%	38.0%	36.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	44.0%	44.0%	38.0%	36.0%
Association Group/Employee Paid	LTC04I-AG	28.0%	28.0%	24.0%	23.0%
Employer Paid	LTC04I-AG	36.0%	36.0%	31.0%	29.0%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	36.0%	36.0%	31.0%	29.0%
		Policy Years 2+			
Individual	LTC04I	11.0%	11.0%	9.5%	9.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	11.0%	11.0%	9.5%	9.0%
Association Group/Employee Paid	LTC04I-AG	7.0%	7.0%	6.0%	5.75%
Employer Paid	LTC04I-AG	9.0%	9.0%	7.75%	7.25%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	9.0%	9.0%	7.75%	7.25%
		Internal & External Replacements			
		All Policy Years			
Individual	LTC04I	11.0%	11.0%	9.5%	9.0%
Individual Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I	11.0%	11.0%	9.5%	9.0%
Association Group/Employee Paid	LTC04I-AG	7.0%	7.0%	6.0%	5.75%
Employer Paid	LTC04I-AG	9.0%	9.0%	7.75%	7.25%
Employer Paid Limited Premium Payment Period Option. Rate up to Lifetime Premium	LTC04I-AG	9.0%	9.0%	7.75%	7.25%

B. COMMISSION RULES

1. First Year commission is calculated on initial premium based on the application date of the issued policy.

2. Commission is calculated on premium for the Return of Premium option for the first policy year only, based on the policy issue date.

3. Commission is not calculated (a) on premium rate adjustments, (b) for polices on waiver of premium, or (c) on the difference in premium from a substandard Class 1 to a substandard Class 2.

4. Renewal commission will be calculated on coverage added through the Guaranteed Purchase Option.

5. The commission for this Product is Vested Compensation and may be credited to you after the Termination Date if (a) the policy related to the Product remains in force, (b) the premiums for the policy are credited to Company, and (c) if you are the writing agent, you must also remain the producer of record.

6. Internal Replacements: Commission will be calculated if a new Mutual of Omaha Long Term Care policy replaces an existing Mutual of Omaha Long Term Care policy. Except as otherwise provided, the commission rate on the new policy will be based upon the policy year of the previous policy. You are only eligible for the first year commission rate on any premium associated with an increase in policy benefits. The commission rate for any premium equal to or less than the replaced policy's premium will be based on the policy year of the previous policy.

7. External Replacements: Commission will be calculated the same as new business unless a state special rule applies. In California, (a) the broker is only eligible for the first year commission rate on any premium associated with an increase in policy benefits, (b) the commission rate for any premium equal to or less than the replaced policy's premium will be based on the policy year of the previous policy.

8. Upon death of the insured, credited and unearned commissions will be charged back to the date of the death of the insured.

9. The Company may, from time to time, issue Compensation/Product Schedules with respect to these Products which (a) amend, replace or terminate this Schedule, or (b) identify whether these Products are eligible for bonuses.

C. GENERAL PROVISIONS

1. **Products Included.** The provisions and conditions of this Schedule shall apply only to Products specifically identified in this Schedule.
2. **Non-assignment.** You may not assign or pledge as collateral any commission payable under this Schedule. Any attempt to assign commission under this Schedule shall be void.
3. **Administrative Rules.** The Company's administrative rules, practices and procedures may be revised, modified or supplemented by the Company from time to time.
4. **Laws & Regulations.** Commission on the Products set forth above may be adjusted as required by any applicable laws or regulations.

This Compensation/Product Schedule is in addition to any other schedules currently in force or that may come into force in the future. This Schedule shall remain in effect until changed or terminated by Company.

MUTUAL OF OMAHA INSURANCE COMPANY

____

Date first approved by an Authorized Representative: ________________

MUTUAL OF OMAHA INSURANCE COMPANY
BACKGROUND AND INFORMATION SHEET

Name: Robert Tonachio

Social Security Number: *** FISMA & OMB Memorandum M-07-16 *** Date of Birth: 04-20-37

Home Address (must be a physical street address): 615 River Road Kingston TN 37763

Home Phone: 865 376 1030 Home Fax: 865 376 2294 (optional)

Cell Phone: ____________ (optional) E-mail Address: robjames@bellsouth.net (optional)

Business Name: Robert James & Associates (if applicable)

Personal Business Address: 615 River Road Kingston TN 37763

***Note** – All correspondence (including compensation statements), will be mailed to the personal business address indicated. Only one business address is supported per individual. If no business address is indicated, mail will be directed to home address.

Address for overnight packages (cannot be a P.O. Box): 615 River Road Kingston TN 37763

Business Phone: 865 376 4925 Business Fax: 865 376 2294

Tax I.D. Number: *** FISMA & OMB Memorandum M-07-16 *** E-mail Address: robjames@bellsouth.net

Please identify your Master General Agency (if applicable): ____________

Broker Dealer Name, if applicable: ____________

Errors and Omission Insurance Information:
In accordance with the requirements of Mutual of Omaha, I agree to maintain professional liability insurance (referred to as Errors & Omissions coverage) covering the sales and service of Mutual of Omaha insurance products.

The coverage is with CalSurance (See Attached)
Carrier Name

In the amount of $ ____________

I will promptly notify Mutual of Omaha of any cancellation or major modifications to my coverage.

BACKGROUND EXPERIENCE. Note: Please read each question carefully. Failure to answer "Yes" below, when appropriate, may result in the denial of your request to be contracted.

1. Have you ever been fined, suspended, placed on probation, paid administrative costs, entered into a consent order, been issued a restricted license or otherwise been disciplined or reprimanded, or are you currently under investigation by any insurance department, the NASD, SEC or any other regulatory authority?

   ______ Yes X No

2. Have you ever been convicted or plead guilty or nolo contendere (no contest), served any probation, paid any fines or court costs, had charges dismissed through any type of first offender or deferred adjudication or suspended sentence procedure, or are any charges currently pending against you for any offense other than a minor traffic violation?

   ______ Yes X No

PROVIDE A WRITTEN EXPLANATION AND APPLICABLE SUPPORTING DOCUMENTATION (i.e., court documents, insurance department documents, etc.) FOR ANY QUESTION TO WHICH YOU RESPONDED "YES". Please be sure to date and sign the written statement.

[signature] 12-20-05

Candidate Signature Date

M23177_0204

TO BE COMPLETED BY GENERAL AGENT
FOR ALL STATES EXCEPT NEW YORK

GENERAL AGENT

By: Robert J Tonachio
(Signature always required)

Printed Name: Robert J Tonachio
(Same as signature above)

Title: ______

General Agent: Robert James Tonachio
(As it appears on license)

DBA: ______
(If applicable)

Date: 12-20-05

Designated Beneficiary ______

SIGN HERE

MUTUAL OF OMAHA INSURANCE COMPANY
UNITED OF OMAHA LIFE INSURANCE COMPANY
UNITED WORLD LIFE INSURANCE COMPANY

By: ______

Name: ______

Title: First VP Compliance License & Appt

Date: ______

Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. For individuals, this is your social security number. For other entities, it is your employer identification number.

Social Security Number

*** FISMA & OMB Memorandum M-07-16 ***

or

Employer Identification Number

Certification

Under penalties of perjury, I certify that:

1. The number provided is my correct taxpayer identification number, and
2. I am not subject to backup withholding because: **(a)** I am exempt from backup withholding, or **(b)** I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or **(c)** the IRS has notified me that I am no longer subject to backup withholding, **and**
3. I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign Here | **Signature of U.S. person →** Robert J Tonachio | **Date →** 12-20-05

M23293-1104

BM0151.005

TO BE COMPLETED BY GENERAL AGENT
FOR NEW YORK ONLY

GENERAL AGENT

By: Robert J Tonachio
(Signature always required)

Printed Name: Robert J Tonachio
(Same as signature above)

Title: ______

General Agent: Robert James Tonachio
(As it appears on license)

DBA: ______
(If applicable)

Date: 12-20-05

Designated Beneficiary ______

SIGN HERE

MUTUAL OF OMAHA INSURANCE COMPANY
COMPANION LIFE INSURANCE COMPANY

By: ______

Name: ______

Title: First VP Compliance License & Appt

Date: ______

Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. For individuals, this is your social security number. For other entities, it is your employer identification number.

Social Security Number

*** FISMA & OMB Memorandum M-07-16 ***

or

Employer Identification Number

Certification

Under penalties of perjury, I certify that:

1. The number provided is my correct taxpayer identification number, **and**
2. I am not subject to backup withholding because: **(a)** I am exempt from backup withholding, or **(b)** I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or **(c)** the IRS has notified me that I am no longer subject to backup withholding, **and**
3. I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign Here	**Signature of U.S. person →** Robert J Tonachio	**Date→** 12-20-05

M23293-1104

BM0151.006
P27.003

FAIR CREDIT REPORTING ACT DISCLOSURE TO CONSUMERS AND BACKGROUND AND INFORMATION SHEET

Mutual of Omaha Insurance Company, United of Omaha Life Insurance Company and Companion Life Insurance Company, whichever is applicable, will obtain consumer reports for the purpose of serving as a factor in establishing your eligibility for contracting as an insurance producer.

"Consumer Report" means a written, oral or other communication of any information by a consumer reporting agency bearing on your credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics or mode of living which will be used by Mutual of Omaha Insurance Company, United of Omaha Life Insurance Company, and Companion Life Insurance Company, whichever is applicable, in whole or in part for the purpose of serving as a factor in establishing your eligibility to be contracted as an insurance producer.

This means a credit report, criminal report and report of insurance department regulatory actions will be obtained and reviewed as part of a background investigation in order to determine your eligibility to be appointed.

By signing below, I acknowledge the "Fair Credit Reporting Act Disclosure to Consumers" has been provided to me.

CANDIDATE'S STATEMENT – READ CAREFULLY

You are hereby authorized to make any investigation of my criminal record history, insurance department history and credit history through any consumer reporting agency or through inquiries with my past or present employers, neighbors, friends or others with whom I am acquainted. I understand that this inquiry will include information as to my general reputation, personal characteristics and mode of living.

AUTHORIZATION

I authorize any consumer reporting agency, insurance department, law enforcement agency, the National Association of Securities Dealers, The Securities and Exchange Commission or any other person or organization having any records, data or information concerning my credit history, public record information, insurance license, regulatory action history or criminal record history to furnish such records, data and information to Mutual of Omaha Insurance Company, United of Omaha Life Insurance Company and Companion Life Insurance Company (together, the "Mutual of Omaha").

I understand that if contracted, this authorization will remain valid as long as I am contracted with Mutual of Omaha.

A photocopy of this authorization shall be considered as effective as the original.

[signature]
Candidate Signature

12-20-05
Date

Robert J Tonachio
Print Name

M23178_0103

Check Deposit Authorization


Mutual of Omaha

I, the undersigned, do hereby authorize Mutual of Omaha to deposit my check as indicated below. This authority is to remain in full force and effect until Mutual of Omaha has received notification from me of its termination in such time and in such manner as to afford Mutual of Omaha a reasonable opportunity to act on it. In no event shall it be effective with respect to entries processed prior to receipt of notice of termination.

A VOIDED CHECK MUST BE ATTACHED TO VERIFY ACCOUNT NUMBER.

☑ New Deposit or ☐ Change Deposit

Name of Bank Regions Bank

Bank Routing Number 264071590

☑ Checking Account No. 73 0510 6036

or

☐ Savings Account No. ______

Is This Electronic Deposit For:

☐ Company or ☒ Individual *(check one)*

Printed Name Robert Ionachio

Signature [signature]

Tax ID or Social Security Number *** FISMA & OMB Memorandum M-07-16 ***

Producer Number ______

Effective Date ______

Telephone Number (865) 376 - 4925

Please remember to attach a voided check to verify account number.

Return completed form and copy of voided check to:

Mutual of Omaha Insurance Company
Attn: 6 – Broker Compensation
Mutual of Omaha Plaza
Omaha, NE 68175

or FAX to: 402-351-2646

*Electronic Deposit is not available for all products. Please contact Sales Support for exclusions 800-775-7898.

MUTUAL OF OMAHA USE ONLY

Entered & Verified By ______ Date ______

Z546

March 2005

GENERAL AGENT AGREEMENT

This General Agent Agreement ("Agreement") is between the undersigned General Agent ("GA") and each insurance company which executes this Agreement (each a "Company").

If more than one Company executes this Agreement with GA, GA and each such Company agree that there shall be two or three, as the case may be, separate and distinct agreements between GA and each such executing Company. The rights, duties, obligations and responsibilities of each Company under this Agreement are separate and distinct from the duties, obligations and responsibilities of any other Company. All such rights, duties, obligations and responsibilities shall exist only between GA and each Company. No Company shall have any responsibility or liability for the actions or omissions of any other Company under this Agreement.

SEE SECTION K FOR DEFINITIONS

The parties agree as follows:

A. APPOINTMENT. Company authorizes GA to solicit Product applications and to recruit other General Agents. Company agrees to appoint GA with the appropriate state insurance departments for GA to solicit Product applications. This appointment is not exclusive.

B. COMPENSATION.

1. **For Each Product.** GA's compensation depends on the particular Products sold. Compensation for each Product will be as specified in the Compensation/Product Schedules. Compensation/Product Schedules may be changed by Company at any time and will be distributed to GA.

2. **Contingencies.** In addition to any conditions imposed in the Compensation/Product Schedules and any amendments, no compensation is earned until:

   (a) GA is licensed and appointed in accordance with laws and Company procedures,

   (b) the Product is actually issued, delivered to and accepted by the customer,

   and

   (c) the premium for the Product is paid to the Company.

3. **Compensation After Termination.** GA shall not be entitled to any compensation after the Termination Date of this Agreement, except for:

(a) Vested Compensation,

and

(b) any net credit balance in GA's account for compensation earned as of the Termination Date.

4. **Forfeiture.** GA will forfeit all rights to receive compensation, including Vested Compensation, if, in the sole discretion of Company, GA commits any of the following acts:

(a) breaches any material provision of this Agreement while in effect or any material obligation that survives termination of this Agreement.



(b) commits a fraudulent or illegal act in connection with any activities contemplated under this Agreement.

(c) does any act which results in the suspension or revocation of GA's insurance license.

C. GA'S DUTIES.

1. **Licenses and Approvals**. GA shall obtain and maintain and provide copies of all necessary licenses and regulatory approvals to perform the services under this Agreement.

2. **Recruit, Instruct and Supervise**. GA may recruit other General Agents and, if so, shall instruct and supervise such General Agents in the marketing of Products.

3. **Solicitation**. GA shall help its General Agents in all aspects of soliciting Products. If GA is contracting as an individual, then GA may solicit applications for Products.

4. **Service**. GA shall help its General Agents in all aspects of servicing customers. If GA is contracting as an individual, GA shall provide service to GA's customers.

5. **Confidentiality and Privacy**. GA shall comply with the "Confidentiality and Privacy Amendment" which is attached hereto and incorporated into this Agreement. Company may unilaterally

revise the Confidentiality and Privacy Amendment upon written notice to GA.

6. **Compliance with Laws and Conduct**. GA shall comply with all applicable laws and regulations and act in an ethical, professional manner in connection with this Agreement.

7. **Compliance with Company Policies**. GA shall comply, and shall ensure that its employees and General Agents comply, with all policies, practices, procedures, processes and rules of Company.

8. **Insurance**. GA shall have and maintain Errors and Omissions liability insurance covering GA and GA's employees during the term of this Agreement in an amount and nature, and with such carrier(s) satisfactory b Company and provide evidence of such insurance to Company upon request.

9. **Fiduciary Responsibilities**. GA shall be responsible for all money collected by GA, GA's employees and its General Agents on behalf of Company and shall remit to Company all payments and collections received for or payable to Company from General Agents, applicants, customers, or others no later than 15 days after receipt, or within any shorter period required by law. All money tendered as payment shall always be the property of Company and shall be held by GA purely in a fiduciary capacity and not for GA's own benefit. GA is not authorized to spend, cash or deposit for any purpose any portion of such money.

10. **Records**. Except as provided in Section D of the Confidentiality and Privacy Amendment, GA shall keep regular and accurate records of all transactions related to this Agreement for a period of at least five years from the date of such transactions, or longer if required by federal or state law or regulation.

11. **Advertising Materials**. GA shall obtain Company's written approval prior to using any advertising material or script identifying Company or Products, except such material provided by Company and used pursuant to Company's instructions.

12. **Notice of Litigation or Regulatory Proceeding**. GA shall promptly notify Company upon receiving notice of potential, threatened, or actual litigation or any regulatory inquiry or complaint with respect to this Agreement or any Product. Company shall have final decision-making authority to assume he administration and defense of any such action. A copy of the correspondence or document received shall accompany each notice.

D. LIMITATIONS. GA, either directly or through its employees or General Agents, shall not:

1. **Expense or Liability**. Incur any expense or liability on account of, or otherwise bind Company without specific prior written approval from an Authorized Representative.

2. **Alteration**. Alter any advertising materials or make, alter, waive or discharge any contracts or Products on behalf of Company.

3. **Premium Payments and Reinstatement** Extend the time for payment of any premium or waive any premium, or bind Company to reinstate any terminated contract, or accept payment in any form other than a customer check or money order payable to the Company or other method authorized by Company.

4. **Respond in Connection with Proceeding**. Institute or file a response to any legal or regulatory proceeding on behalf of Company in connection with any matter pertaining to this Agreement or any Product, without Company's prior written consent.

5. **Replacement.** Replace any existing insurance product or annuity contract unless the replacement is in compliance with all applicable laws and regulations and is in the best interest of the customer. The decision whether to replace an insurance product or annuity contract should be made by the customer. To help the customer make a decision regarding any proposed replacement, GA must provide the customer with full disclosure (both positive and negative) of all relevant information.

6. **Misrepresentation**. Misrepresent or induce any General Agent to misrepresent, any provision, benefit, or premium of any Product.

E. COMPENSATION ADMINISTRATION.

1. **Accounting**. Company will account to GA for commissions based upon initial and renewal premiums received and accepted by Company for policies issued upon applications submitted by or through GA. Company reserves the right to freeze GA's account for a reasonable period of time to ensure that funds are available to reimburse the Company for any Indebtedness.

2. **Effect of Return of Premium**. If any premiums shall be returned by Company on any policy or contract, or should Company become liable for the return thereof for any cause either before or after the Termination Date, GA shall pay to Company all compensation

previously paid or credited to GA's account on such returned premium.

3. **Set-Off**. Company is authorized to set-off and apply any and all amounts due to GA from Company under this Agreement to any and all obligations or Indebtedness of GA or its employees, General Agents or affiliates to Company or its affiliates. This right of set-off does not require Company to make any prior demand upon GA, and the right exists irrespective of whether the obligations of GA or its affiliates are contingent or unmatured. The rights of the Company under this Section E.3 are in addition to any other rights and remedies which the Company may have under this Agreement or otherwise.

4. **Interest**. Interest will accrue on any amount due under this Agreement, which has not been paid within thirty days of receipt of written demand for such amount at the rate of one percent per month, or the highest rate permitted by law, whichever is lower.

5. **Limitation of Compensation Actions**. Any claim by GA regarding compensation must be brought within one year from the date the compensation was reported on an accounting issued from Company to GA. Any claim regarding compensation must be brought against the corporation which issued the Compensation/Product Schedule to which the claim relates.

F. **TERMINATION WITH OR WITHOUT CAUSE**. In addition to the termination provisions set forth in Section I of the Confidentiality and Privacy Amendment, GA or Company shall have the right at any time to terminate this Agreement, with cause or without cause, upon written notice to the other party. Termination shall be effective as of the Termination Date.

G. **INDEPENDENT CONTRACTOR**. GA is an independent contractor and not an employee of Company. Subject to legal and regulatory requirements, GA shall be free to exercise GA's own judgment as to the persons from whom GA will solicit and the time and place of such solicitation.

H. **INSPECTION OF BOOKS AND RECORDS**. Company shall have the right, during normal business hours and with reasonable notice, to inspect, audit and make copies from the books and records of the GA for the purpose of verifying GA's compliance with the provisions of this Agreement.

I. **INDEMNITY AND HOLD HARMLESS**. Each party shall indemnify and hold the other party harmless from any liability, loss, costs, expenses (including reasonable attorneys' fees incurred by the indemnified party) or damages, including punitive and extra-contractual damages, resulting from any act or omission by the indemnifying party or any of its employees or General Agents in the performance of its duties under this Agreement or other agreements with Company.

J. **GENERAL.**

1. **Issue and Product Type**. Company shall retain the right to decide whether to issue or withdraw a Product and determine the type of Product to be issued or withdrawn. Company may discontinue or change a Product at any time.

2. **Producer of Record**. The producer of record for any Product shall be determined by Company records. Company reserves the right to change the producer of record according to Company procedures and shall have no obligation to designate a successor producer of record.

3. **Notice**. Any notice required or permitted to be sent to Company under this Agreement shall be delivered personally or sent by U.S. Mail with all postage prepaid or by express mail to:

   6-Appointments and Contracts
   Mutual of Omaha Insurance Company
   Mutual of Omaha Plaza
   Omaha, Nebraska 68175-0001

4. **Entire Agreement**. This Agreement, the Confidentiality and Privacy Amendment and the Compensation/Product Schedules constitute the entire agreement between the parties regarding the Products sold under this Agreement.

5. **Governing Law**. With respect to Companion Life Insurance Company, this Agreement shall be governed by the laws of the State of New York, without giving effect to that State's principles of conflicts of law. With respect to any other Company, this Agreement shall be governed by the laws of the State of Nebraska, without giving effect to that State's principles of conflicts of law.

6. **Severability**. In the event any provision of this Agreement is found to be invalid or unenforceable, the remaining provisions shall remain in effect.

7. **No Waiver**. Failure of Company to enforce any provision of this Agreement shall not operate to waive or modify such provision or render such provision unenforceable.

8. **No Assignment or Change.** Except for Compensation/Product Schedules, Confidentiality and Privacy Amendments and other amendments to the Agreement which are required by federal, state or local laws or regulations, no modification, amendment or assignment of this Agreement shall be valid unless approved in writing by an Authorized Representative. Compensation/Product Schedules, Confidentiality and Privacy Amendments and other amendments to the Agreement which are required by federal, state or local laws or regulations may be distributed only by Company but need not be signed by either party to be effective.

9. **Survival.** GA's appointment pursuant to Section A of this Agreement shall immediately terminate on the Termination Date. Except for Sections C.2 and C.3 of this Agreement, all other provisions of this Agreement shall survive its termination.

10. **Beneficiary.** If GA is an individual, then GA designates the beneficiary specified on the signature page or such other party or parties as GA may designate by written notice delivered to and recorded by Company, as beneficiary for payment of any compensation becoming due after GA's death.

11. **Headings.** Any section or other heading contained in this Agreement are for reference purposes and convenience only and shall not affect, in any way, the meaning and interpretation of this Agreement.

K. **DEFINITIONS.** The following terms have the following meanings. Any singular word shall include any plural of the same word.

1. **"Authorized Representative"** means the President of a Company or an individual authorized in writing by the President.

2. **"Compensation/Product Schedule"** means a Company's distributed commission schedule that (a) specifies the amounts and conditions under which commissions will be due and payable to GA for any Product, and (b) is made a part of this Agreement.

3. **"General Agent"** means any individual or organization, which (a) enters into a general agent or other marketing agreement with Company and (b) submits Product applications that designate GA.

4. **"Indebtedness"** means any amounts owed by GA to Company, including but not limited to (a) the chargeback of any compensation paid or credited to GA under this or any other Agreement, if the monies on which such compensation was based are not collected or are refunded by the Company, (b) any advances made by Company

to GA, (c) any expenses incurred by the Company on behalf of GA, and (d) any amount paid by the Company, which in its determination resulted from fraud, misrepresentation or other improper conduct by the GA.

5. **"Product"** means any insurance policy, contract, investment vehicle or other offering identified in any Compensation/Product Schedule.

6. **"Termination Date"** means the later to occur of (a) the date on which GA or Company sends written notice of termination to the other party, or (b) the date specified by GA or Company in a written notice of termination to the other party.

7. **"Vested Compensation"** means compensation identified as vested on a Compensation/Product Schedule and that may be paid to GA after the Termination Date if (a) the policy related to the Product remains in force, (b) the premiums for the policy are paid to Company, and (c) if GA is the writing agent, GA must also remain the producer of record.

to GA, (c) any expenses incurred by the Company on behalf of GA, and (d) any amount paid by the Company, which in its determination resulted from fraud, misrepresentation or other improper conduct by the GA.

5. **"Product"** means any insurance policy, contract, investment vehicle or other offering identified in any Compensation/Product Schedule.

6. **"Termination Date"** means the later to occur of (a) the date on which GA or Company sends written notice of termination to the other party, or (b) the date specified by GA or Company in a written notice of termination to the other party.

7. **"Vested Compensation"** means compensation identified as vested on a Compensation/Product Schedule and that may be paid to GA after the Termination Date if (a) the policy related to the Product remains in force, (b) the premiums for the policy are paid to Company, and (c) if GA is the writing agent, GA must also remain the producer of record.

CONFIDENTIALITY AND PRIVACY AMENDMENT

General Agent

This "Confidentiality and Privacy Amendment" is made a part of and incorporated into the General Agent Agreement between GA and Company ("Agreement") and is effective on the effective date of the Agreement. To the extent any provision of the Agreement conflicts with or is inconsistent with any provision of this Confidentiality and Privacy Amendment the provisions of this Confidentiality and Privacy Amendment shall control. All other terms and conditions of the Agreement not inconsistent with the terms of this Confidentiality and Privacy Amendment shall remain in full force and effect.

A. **Definitions.**

Except as otherwise defined, any and all capitalized terms in this Amendment shall have the definitions set forth in the Privacy Rule.

1. **"Confidential Business Information"** means the following nonpublic business or financial information whether in written, oral or electronic form: information which relates to customers or the business of Company including without limitation, sales and rate information, software, business plans and operating strategies, Product information, personal information that is not considered Protected Health Information, and material identifying an association with the Company. Confidential Business Information does not include information similar to Confidential Business Information which is independently owned and developed by GA.

2. **"Confidential Information"** means Confidential Business Information and Protected Health Information.

3. **"Privacy Rule"** shall mean the Standards for Privacy of Individually Identifiable Health Information at 45 CFR part 160 and part 164, as may be amended from time to time.

4. **"Protected Health Information"** shall have the same meaning as that assigned in the Privacy Rule limited to the information created or received from or on behalf of Company.

5. **"Representative"** means all officers, directors, employees, agents, consultants, representatives, subcontractors, professional advisors and affiliates of GA.

B. **Confidentiality of Confidential Business Information**. GA agrees to retain all Confidential Business Information in confidence, and will not use or disclose Confidential Business Information to others except (a) to its directors, officers and employees who are necessary or appropriate to perform the obligations required of

GA hereunder, or (b) if not otherwise prohibited under the Agreement, to GA's Representatives, for purposes related to GA's performance of its obligations under the Agreement, provided the Representative is first informed of the confidential nature of such information and the obligations set forth herein, and agrees to be bound thereby. GA is responsible to Company for a breach of confidentiality by its Representatives.

C. **GA's Obligations Regarding Protected Health Information.**

1. **Non-disclosure of Protected Health Information.** GA agrees to not use or further disclose Protected Health Information other than as permitted or required by this Confidentiality and Privacy Amendment or as Required by Law without prior written authorization by Company's Privacy Office.

2. **Safeguarding.** GA agrees to use appropriate safeguards to prevent use or disclosure of Protected Health Information other than as provided for by this Confidentiality and Privacy Amendment. Additionally, GA agrees to implement administrative, physical, and technical safeguards that reasonably and appropriately protect the confidentiality, integrity, and availability of the electronic Protected Health Information that it creates, receives, maintains, or transmits on behalf of Company.

3. **Reporting Security Incidents and Unauthorized Use or Disclosure.** GA agrees to report to Company's Privacy Office any security incident of which it becomes aware and any use or disclosure of the Protected Health Information not provided for by this Confidentiality and Privacy Amendment. Such report shall be made as soon as possible, but in no event later than three business days following the date that GA becomes aware of such security incident or unauthorized use or disclosure. GA shall take action(s) requested by Company, if any, to mitigate the harmful effects of any such unauthorized use or disclosure.

4. **Representatives.** GA agrees to ensure that any Representative to whom it provides Protected Health Information agrees to the same restrictions and conditions set forth in this Confidentiality and Privacy Amendment.

5. **Access to Protected Health Information.** At the request of and in the time and manner designated by Company, GA agrees to provide access to Protected Health Information to Company, or as directed by Company, to an Individual in order to meet the requirements under 45 CFR 164.524.

6. **Amendment of Protected Health Information.** GA agrees to make any amendment(s) to Protected Health Information that Company directs or agrees to pursuant to 45 CFR 164.526 in the time and manner designated by Company.

7. **Accounting for Disclosures.** GA agrees to document and immediately notify

Company's Privacy Office of its disclosure of any Protected Health Information for purposes outside of Treatment, Payment or Health Care Operations, as each term is defined in the Privacy Rule. With regard to each such disclosure, GA will provide Company the date of the disclosure, the name of the entity or person who received the Protected Health Information, the address of such entity or person, if known, complete copies of all Protected Health Information disclosed, a brief statement regarding the purpose and explanation of the basis of such disclosure and the name(s) of all Individuals whose Protected Health Information was disclosed in accordance with 45 CFR 164.528.

8. **Inspection of Internal Practices, Books and Records**. GA agrees to make its internal practices, books, and records, including policies, procedures and Protected Health Information, relating to the use and disclosure of Protected Health Information available to Company, or at the request of Company to the Secretary of HHS or their designee, in a time and manner designated by Company or the Secretary of HHS for purposes of determining Company's compliance with the Privacy Rule.

D. **Return or Destruction of Confidential Business Information and Protected Health Information**. Upon termination of the Agreement, for any reason, GA will promptly return or destroy all Confidential Business Information. Upon written request of Company, the destruction or return of such information shall be confirmed in writing. Upon termination of the Agreement, for any reason, GA shall return, if feasible, all Protected Health Information received from Company, or created or received by GA on behalf of Company, that GA maintains in any form and retain no copies of it. If it is not feasible for the GA to return all Protected Health Information, GA shall provide Company copies of all Protected Health Information received from Company, or created by or received by GA on behalf of Company. In such event, the protections of Sections C and D of this Confidentiality and Privacy Amendment shall be extended to the Protected Health Information and GA's use and disclosure of such Protected Health Information shall be limited to those purposes that make the return of the Protected Health Information not feasible, for so long as GA maintains the Protected Health Information.

E. **Disclosures Required by Law or a Governmental Authority**. If GA is required to disclose Confidential Information in response to legal process or a governmental authority, GA shall immediately notify Company's Privacy Office and, upon request, cooperate with Company in connection with obtaining a protective order. GA shall furnish only that portion of the Confidential Information which it is legally required to disclose and shall use commercially reasonable efforts to ensure that confidential treatment will be accorded such Confidential Information.

F. **Compliance with Laws**. GA shall comply with its obligations under this Confidentiality and Privacy Amendment and under any applicable state or federal law or regulations as may be in effect or as may hereafter be enacted, adopted or determined regarding the confidentiality, use and disclosure of Confidential

Information.

G. **Amendment.** This Confidentiality and Privacy Amendment shall be amended to conform to any new or different legal requirements that result from any changes, revisions or replacements of the Privacy Rule, on or before the effective date thereof. Company may change, revise or replace this Confidentiality and Privacy Amendment in its sole discretion upon notice to GA without the consent of GA. In the event of a conflict between the requirements of this Confidentiality and Privacy Amendment and those of the Privacy Rule, the Privacy Rule shall control.

H. **Survival.** The respective rights and obligations of GA under this Confidentiality and Privacy Amendment shall survive the termination of the Agreement.

I. **Termination for Violation of this Confidentiality and Privacy Amendment.** Company may terminate the Agreement, effective immediately upon notice to GA, if GA has violated any term of this Confidentiality and Privacy Amendment.

Acknowledged by Company:

By: Pat Shiverdecker

Name: Pat Shiverdecker

Title: SVP Individual Financial

Connie

MUTUAL OF OMAHA INSURANCE COMPANY
BACKGROUND AND INFORMATION SHEET

Name: Robert James Toracchio

Social Security Number: *** FISMA & OMB Memorandum M-07-16 *** Date of Birth: 4-20-37

Home Address (must be a physical street address): 615 River Rd
Kingston Tn. 37763

Home Phone: 865-376-4925 Home Fax: 865-376-2294 (optional)

Cell Phone: ______ (optional) E-mail Address: RJAAdmin@bellsouth.net (optional)

Business Name: Robert James & Associates, Inc (if applicable)

Personal Business Address: Same as above

***Note** – All correspondence (including compensation statements), will be mailed to the personal business address indicated. Only one business address is supported per individual. If no business address is indicated, mail will be directed to home address.

Address for overnight packages (cannot be a P.O. Box): 615 River Road
Kingston Tn. 37763

Business Phone: 866-204-3631 ext 4 Business Fax: 865-376-2294

Tax I.D. Number: 56 2552892 E-mail Address: rjaadmin@bellsouth.net

Please identify your Master General Agency (if applicable): ______

Broker Dealer Name, if applicable: ______

Errors and Omission Insurance Information:

In accordance with the requirements of Mutual of Omaha, I agree to maintain professional liability insurance (referred to as Errors & Omissions coverage) covering the sales and service of Mutual of Omaha insurance products.

The coverage is with ______
Carrier Name

In the amount of $ ______

I will promptly notify Mutual of Omaha of any cancellation or major modifications to my coverage.

BACKGROUND EXPERIENCE. Note: Please read each question carefully. Failure to answer "Yes" below, when appropriate, may result in the denial of your request to be contracted.

1. Have you ever been fined, suspended, placed on probation, paid administrative costs, entered into a consent order, been issued a restricted license or otherwise been disciplined or reprimanded, or are you currently under investigation by any insurance department, the NASD, SEC or any other regulatory authority?

   ______ Yes ✓ No

2. Have you ever been convicted or plead guilty or nolo contendere (no contest), served any probation, paid any fines or court costs, had charges dismissed through any type of first offender or deferred adjudication or suspended sentence procedure, or are any charges currently pending against you for any offense other than a minor traffic violation?

   ______ Yes ✓ No

PROVIDE A WRITTEN EXPLANATION AND APPLICABLE SUPPORTING DOCUMENTATION (i.e., court documents, insurance department documents, etc.) FOR ANY QUESTION TO WHICH YOU RESPONDED "YES". Please be sure to date and sign the written statement.

[signature] 8-2-06
Candidate Signature Date

M23177_0204

AUTHORIZATION FOR AUTOMATIC DEPOSIT

NOTE: Commission assignments must be removed prior to requesting the automatic deposit of your commissions. Requests to remove assignments must be made in writing. Also, commissions may only be deposited into an account held in the same name as which the Producer is contracted with Legacy Marketing Group.

Producer Number:	7540	SSN/TIN #	*** FISMA & OMB Memorandum M-07-16 ***
Producer Name (As contracted with Legacy Marketing Group)	Robert Toncchio	Robert Toncchio	
Address:	615 River R.d.		
City:	Kingston	State: Tn	Zip Code: 37763

I hereby authorize Legacy Marketing Group (Legacy) to initiate credit entries, and if necessary, initiate debit entries and/or adjustments for any credit entries made in error, to my account at the Financial Institution indicated below.

This authority is to take effect upon verification of the information provided with the Financial Institution and such authority is to remain in effect until such time as Legacy has received my written notification requesting the termination of such authority, this notification shall afford both Legacy and the Financial Institution a reasonable opportunity to act upon the removal request.

Financial Institution Name	Regions		
Address:			
City:	Kingston	State: Tn	Zip Code: 37763
Financial Institution Routing # (ABA#)	888866660	Financial Institution Telephone Number:	
Branch:			
Account Type (select one only):	Account #:	7301046411	
☑ Checking			
☐ Savings			

Please attach a copy of a voided check or deposit slip

Signature: [signature] Date: 8-1-06

Print Name: Robert Toncchio

For Office Use Only	
Initials:	
Date:	

Mail or Fax completed form to: Legacy Marketing Group, Attn: Licensing and Contracting

TO BE COMPLETED BY GENERAL AGENT FOR ALL STATES EXCEPT NEW YORK

GENERAL AGENT

By: [signature]
(Signature always required)

SIGN HERE

Printed Name: Robert Tonachio
(Same as signature above)

Title: President

General Agent: Robert James Associates, Inc
(As it appears on license)

DBA: ____________________
(If applicable)

Date: 8-2-06

Designated Beneficiary ____________________

MUTUAL OF OMAHA INSURANCE COMPANY
UNITED OF OMAHA LIFE INSURANCE COMPANY
UNITED WORLD LIFE INSURANCE COMPANY

By: ____________________

Name: ____________________

Title: First VP Compliance License & Appt

Date: ____________________

Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. For individuals, this is your social security number. For other entities, it is your employer identification number.

Social Security Number

or

Employer Identification Number
56-2155289 2

Certification

Under penalties of perjury, I certify that:

1. The number provided is my correct taxpayer identification number, **and**
2. I am not subject to backup withholding because: **(a)** I am exempt from backup withholding, or **(b)** I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or **(c)** the IRS has notified me that I am no longer subject to backup withholding, **and**
3. I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign Here	Signature of U.S. person → [signature]	Date → 8-3-06

United States
Securities and Exchange Commission
Washington, DC 20549

File No. 24-10142

AMENDMENT #4
FORM 1-A

EXHIBIT VOLUME #5

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ROBERT JAMES & ASSOCIATES, INC.
(Exact name of Issuer as specified in its charter)

Robert J. Tonachio, President
615 River Road
Kingston, Tennessee 37763
865/376-4925

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

Exhibit 6.1

Penn Treaty-Net Work America Insurance Company

PENN TREATY NETWORK AMERICA INSURANCE COMPANY℠

COMMISSION SUPPLEMENT FOR MANAGING GENERAL AGENTS

BASED ON PERCENTAGE OF PREMIUMS

This supplement to the Managing General Agent's Contract, dated_____/_____/_____, heretofore entered into by the parties, shall supplement the terms of said Managing General Agent's Contract and any supplements or amendments thereto.

These commissions are valid for the following states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Florida, Delaware, Georgia, Hawaii, Idaho, Illinois, Iowa, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Washington D.C., Wyoming.

Commissions for Policy Form Series: ALP, ALP2, IL3, IL4, IL5, IPP, PF2, PF3, SLS

Issue Age	First Year	Second Year and Thereafter
40-49	90%	15.0%
50-59	85%	15.0%
60-64	80%	15.0%
65-69	75%	15.0%
70-74	70%	15.0%
75-79	65%	15.0%
80-84	55%	15.0%
85-89	35%	10.0%

*Delaware Commission applies to ALP2, IL5, PF3

Commissions for Non-Forfeiture Benefit Rider: NFB

Issue Age	First Year	Second Year and Thereafter
40-49	75%	0%
50-59	70%	0%
60-64	65%	0%
65-69	60%	0%
70-74	55%	0%
75-79	50%	0%

Commissions for Policy Form Series: PAR

Issue Age	First Year	Second Year and Thereafter
40-49	85%	12.0%
50-59	80%	12.0%
60-64	75%	12.0%
65-69	70%	12.0%
70-74	65%	12.0%
75-79	60%	12.0%
80-84	50%	12.0%
85-89	30%	8.0%

Commissions For Secured Risk Policy SR400& SR2 and all Riders:

FirstYear	Thereafter
45%	0%

- **All Riders except Non-Forfeiture Benefit (NFB) are paid same as base plan.**
- **Any refund of premiums will result in chargeback of commissions.**
- **Not all policies and riders are available in all states.**
- **Rate increases for all policies are non commissionable.**

- **Alabama, Delaware, North Carolina, Pennsylvania, and South Dakota** - Replacement policies will be paid renewal commissions only.
- **California** - 1st year commission will be based on the difference between the annual premium of the replacement coverage and that of the original coverage. If this amount is less than or equal to the premium for the product being replaced, the commission will equal renewal commission.
- **Kentucky** - Replacement commissions will not exceed 200% of renewal commission.
- **Delaware** - Writing agent maximum first year commission is 35%.
- **Pennsylvania** - Writing agent maximum first year commission is 50%.

Approved Company Officer	Date	Agent Name (Please Print)	Date
Agency Name(Please Print)	Date	Agent Signature	Date

PTNA-MGA-II(1/06)

Penn Treaty Network America Insurance Company[SM]
Commission Supplement for General Agents
Based on Percentage of Premiums

This supplement to the General Agent's Contract, dated____/____/_____, heretofore entered into by the parties, shall supplement the terms of said General Agent's Contract and any supplements or amendments thereto.

These commissions are valid for the following states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Florida, Delaware, Georgia, Hawaii, Idaho, Illinois, Iowa, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Washington D.C., Wyoming.

Commissions for Policy Form Series: ALP, ALP2, IL3, IL4, IL5, IPP, PF2, PF3,SLS

Issue Age	First Year	Second Year and Thereafter
40-49	85%	12.0%
50-59	80%	12.0%
60-64	75%	12.0%
65-69	70%	12.0%
70-74	65%	12.0%
75-79	60%	12.0%
80-84	50%	12.0%
85-89	30%	8.0%

*Delaware Commission applies to ALP2, IL5, PF3

Commissions for Non-Forfeiture Benefit Rider: NFB

Issue Age	First Year	Second Year and Thereafter
40-49	70%	0%
50-59	65%	0%
60-64	60%	0%
65-69	55%	0%
70-74	50%	0%
75-79	45%	0%

Commissions for Policy Form Series: PAR

Issue Age	First Year	Second Year and Thereafter
40-49	80%	10.0%
50-59	75%	10.0%
60-64	70%	10.0%
65-69	65%	10.0%
70-74	60%	10.0%
75-79	55%	10.0%
80-84	45%	10.0%
85-89	25%	6.0%

Commissions For Secured Risk Policy SR400& SR2 and all Riders:

FirstYear	Thereafter
40%	0%

- **All Riders except Non-Forfeiture Benefit (NFB) are paid same as base plan.**
- **Any refund of premiums will result in chargeback of commissions.**
- **Not all policies and riders are available in all states.**
- **Rate increases for all policies are non commissionable.**

- **Alabama, Delaware, North Carolina, Pennsylvania, and South Dakota** - Replacement policies will be paid renewal commissions only.
- **California** - 1st year commission will be based on the difference between the annual premium of the replacement coverage and that of the original coverage. If this amount is less than or equal to the premium for the product being replaced, the commission will equal renewal commission.
- **Kentucky** - Replacement commissions will not exceed 200% of renewal commission.
- **Delaware** - Writing agent maximum first year commission is 35%.
- **Pennsylvania** - Writing agent maximum first year commission is 50%.

Approved Company Officer	Date	Agent Name (Please Print)	Date
Agency Name(Please Print)	Date	Agent Signature	Date

PTNA-GA-I(1/06)

Penn Treaty Network America Insurance Company℠

Commission Supplement for General Agents

Based on Percentage of Premiums

This supplement to the General Agent's Contract, dated_____/_____/_____, heretofore entered into by the parties, shall supplement the terms of said General Agent's Contract and any supplements or amendments thereto.

These commissions are valid for the following states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Florida, Delaware, Georgia, Hawaii, Idaho, Illinois, Iowa, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Washington D.C., Wyoming.

Commissions for Policy Form Series: ALP, ALP2, IL3, IL4, IL5, IPP, PF2, PF3, SLS

Issue Age	First Year	Second Year and Thereafter
40-49	80%	10.0%
50-59	75%	10.0%
60-64	70%	10.0%
65-69	65%	10.0%
70-74	60%	10.0%
75-79	55%	10.0%
80-84	45%	10.0%
85-89	25%	6.0%

*Delaware Commission applies to ALP2, IL5, PF3

Commissions for Non-Forfeiture Benefit Rider: NFB

Issue Age	First Year	Second Year and Thereafter
40-49	65%	0%
50-59	60%	0%
60-64	55%	0%
65-69	50%	0%
70-74	45%	0%
75-79	40%	0%

Commissions for Policy Form Series: PAR

Issue Age	First Year	Second Year and Thereafter
40-49	75%	8.0%
50-59	70%	8.0%
60-64	65%	8.0%
65-69	60%	8.0%
70-74	55%	8.0%
75-79	50%	8.0%
80-84	40%	8.0%
85-89	20%	4.0%

Commissions For Secured Risk Policy SR400& SR2 and all Riders:

FirstYear	Thereafter
35%	0%

- **All Riders except Non-Forfeiture Benefit (NFB) are paid same as base plan.**
- **Any refund of premiums will result in chargeback of commissions.**
- **Not all policies and riders are available in all states.**
- **Rate increases for all policies are non commissionable.**

- **Alabama, Delaware, North Carolina, Pennsylvania, and South Dakota** - Replacement policies will be paid renewal commissions only.
- **California** - 1st year commission will be based on the difference between the annual premium of the replacement coverage and that of the original coverage. If this amount is less than or equal to the premium for the product being replaced, the commission will equal renewal commission.
- **Kentucky** - Replacement commissions will not exceed 200% of renewal commission.
- **Delaware** - Writing agent maximum first year commission is 35%.
- **Pennsylvania** - Writing agent maximum first year commission is 50%.

______________________________ Approved Company Officer   Date

______________________________ Agent Name (Please Print)   Date

______________________________ Agency Name(Please Print)   Date

______________________________ Agent Signature   Date

PTNA-GA-II(1/06)

PENN TREATY NETWORK AMERICA INSURANCE COMPANY℠

COMMISSION SUPPLEMENT FOR GENERAL AGENTS

BASED ON PERCENTAGE OF PREMIUMS

This supplement to the General Agent's Contract, dated_____/_____/_____ , heretofore entered into by the parties, shall supplement the terms of said General Agent's Contract and any supplements or amendments thereto.

These commissions are valid for the following states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Florida, Delaware, Georgia, Hawaii, Idaho, Illinois, Iowa, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Washington D.C., Wyoming.

Commissions for Policy Form Series: ALP, ALP2, IL3, IL4, IL5, IPP, PF2, PF3, SLS

Issue Age	First Year	Second Year and Thereafter
40-49	75%	8.0%
50-59	70%	8.0%
60-64	65%	8.0%
65-69	60%	8.0%
70-74	55%	8.0%
75-79	50%	8.0%
80-84	40%	8.0%
85-89	20%	4%

Commissions for Non-Forfeiture Benefit Rider: NFB

Issue Age	First Year	Second Year and Thereafter
40-49	60%	0%
50-59	55%	0%
60-64	50%	0%
65-69	45%	0%
70-74	40%	0%

Commissions for Policy Form Series: PAR

Issue Age	First Year	Second Year and Thereafter
40-49	70%	6.0%
50-59	65%	6.0%
60-64	60%	6.0%
65-69	55%	6.0%
70-74	50%	6.0%
75-79	45%	6.0%
80-84	35%	6.0%

Commissions For Secured Risk Policy SR400& SR2 and all Riders:

FirstYear	Thereafter
30%	0%

- **All Riders except Non-Forfeiture Benefit (NFB) are paid same as base plan.**
- **Any refund of premiums will result in chargeback of commissions.**
- **Not all policies and riders are available in all states.**
- **Rate increases for all policies are non**

- **Alabama, Delaware, North Carolina, Pennsylvania, and South Dakota** - Replacement policies will be paid renewal commissions only.
- **California** - 1st year commission will be based on the difference between the annual premium of the replacement coverage and that of the original coverage. If this amount is less than or equal to the premium for the product being replaced, the commission will equal renewal commission.
- **Kentucky** - Replacement commissions will not exceed 200% of renewal commission.
- **Delaware** - Writing agent maximum first year commission is 35%.
- **Pennsylvania** - Writing agent maximum first year commission is 50%.

Approved Company Officer	Date	Agent Name (Please Print)	Date
Agency Name(Please Print)	Date	Agent Signature	Date

PTNA-GA-III(1/06)

PENN TREATY NETWORK AMERICA INSURANCE COMPANY℠

COMMISSION SUPPLEMENT FOR GENERAL AGENTS

BASED ON PERCENTAGE OF PREMIUMS

This supplement to the General Agent's Contract, dated_____/_____/_____ , heretofore entered into by the parties, shall supplement the terms of said General Agent's Contract and any supplements or amendments thereto.

These commissions are valid for the following states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Florida, Delaware, Georgia, Hawaii, Idaho, Illinois, Iowa, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Washington D.C., Wyoming.

Commissions for Policy Form Series: ALP, ALP2, IL3, IL4, IL5, IPP, PF2, PF3, SLS

Issue Age	First Year	Second Year and Thereafter
40-49	70%	6.0%
50-59	65%	6.0%
60-64	60%	6.0%
65-69	55%	6.0%
70-74	50%	6.0%
75-79	45%	6.0%
80-84	35%	6.0%
85-89	15%	2%

*Delaware Commission applies to ALP2, IL5, PF3

Commissions for Non-Forfeiture Benefit Rider: NFB

Issue Age	First Year	Second Year and Thereafter
40-49	55%	0%
50-59	50%	0%
60-64	45%	0%
65-69	40%	0%
70-74	35%	0%
75-79	30%	0%

Commissions for Policy Form Series: PAR

Issue Age	First Year	Second Year and Thereafter
40-49	65%	4.0%
50-59	60%	4.0%
60-64	55%	4.0%
65-69	50%	4.0%
70-74	45%	4.0%
75-79	40%	4.0%
80-84	30%	4.0%
85-89	10%	0%

Commissions For Secured Risk Policy SR400& SR2 and all Riders:

FirstYear	Thereafter
25%	0%

- **All Riders except Non-Forfeiture Benefit (NFB) are paid same as base plan.**
- **Any refund of premiums will result in chargeback of commissions.**
- **Not all policies and riders are available in all states.**
- **Rate increases for all policies are non commissionable.**

- **Alabama, Delaware, North Carolina, Pennsylvania, and South Dakota** - Replacement policies will be paid renewal commissions only.
- **California** - 1st year commission will be based on the difference between the annual premium of the replacement coverage and that of the original coverage. If this amount is less than or equal to the premium for the product being replaced, the commission will equal renewal commission.
- **Kentucky** - Replacement commissions will not exceed 200% of renewal commission.
- **Delaware** - Writing agent maximum first year commission is 35%.
- **Pennsylvania** - Writing agent maximum first year commission is 50%.

Approved Company Officer	Date	Agent Name (Please Print)	Date
Agency Name(Please Print)	Date	Agent Signature	Date

PTNA-GA-IV(1/06)

PENN TREATY NETWORK AMERICA INSURANCE COMPANY[SM]

COMMISSION SUPPLEMENT FOR GENERAL AGENTS

BASED ON PERCENTAGE OF PREMIUMS

This supplement to the General Agent's Contract, dated_____/_____/_____ , heretofore entered into by the parties, shall supplement the terms of said General Agent's Contract and any supplements or amendments thereto.

These commissions are valid for the following states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Florida, Delaware, Georgia, Hawaii, Idaho, Illinois, Iowa, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Washington D.C., Wyoming.

Commissions for Policy Form Series: ALP, ALP2, IL3, IL4, IL5, IPP, PF2, PF3, SLS

Issue Age	First Year	Second Year and Thereafter
40-49	60%	2.0%
50-59	55%	2.0%
60-64	50%	2.0%
65-69	45%	2.0%
70-74	40%	2.0%
75-79	35%	2.0%
80-84	25%	2.0%
85-89	5%	0%

*Delaware Commission applies to ALP2, IL5, PF3

Commissions for Non-Forfeiture Benefit Rider: NFB

Issue Age	First Year	Second Year and Thereafter
40-49	45%	0%
50-59	40%	0%
60-64	35%	0%
65-69	30%	0%
70-74	25%	0%
75-79	20%	0%

Commissions for Policy Form Series: PAR

Issue Age	First Year	Second Year and Thereafter
40-49	55%	0%
50-59	50%	0%
60-64	45%	0%
65-69	40%	0%
70-74	35%	0%
75-79	30%	0%
80-84	20%	0%
85-89	0%	0%

Commissions For Secured Risk Policy SR400 and all Riders:

FirstYear	Thereafter
15%	0%

- **All Riders except Non-Forfeiture Benefit (NFB) are paid same as base plan.**
- **Any refund of premiums will result in chargeback of commissions.**
- **Not all policies and riders are available in all states.**
- **Rate increases for all policies are non commissionable.**

- **Alabama, Delaware, North Carolina, Pennsylvania, and South Dakota** - Replacement policies will be paid renewal commissions only.
- **California** - 1st year commission will be based on the difference between the annual premium of the replacement coverage and that of the original coverage. If this amount is less than or equal to the premium for the product being replaced, the commission will equal renewal commission.
- **Kentucky** - Replacement commissions will not exceed 200% of renewal commission.
- **Delaware** - Writing agent maximum first year commission is 35%.
- **Pennsylvania** - Writing agent maximum first year commission is 50%.

Approved Company Officer	Date	Agent Name (Please Print)	Date
Agency Name(Please Print)	Date	Agent Signature	Date

PTNA-GA-VI(1/06)

PENN TREATY NETWORK AMERICA INSURANCE COMPANY℠

COMMISSION SUPPLEMENT FOR GENERAL AGENTS

BASED ON PERCENTAGE OF PREMIUMS

This supplement to the General Agent's Contract, dated_____/_____/_____. heretofore entered into by the parties, shall supplement the terms of said General Agent's Contract and any supplements or amendments thereto.

These commissions are valid for the following states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Florida, Delaware, Georgia, Hawaii, Idaho, Illinois, Iowa, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Washington D.C., Wyoming.

Commissions for Policy Form Series: ALP, ALP2, IL3, IL4, IL5, IPP, PF2, PF3, SLS

Issue Age	First Year	Second Year and Thereafter
40-49	65%	4.0%
50-59	60%	4.0%
60-64	55%	4.0%
65-69	50%	4.0%
70-74	45%	4.0%
75-79	40%	4.0%
80-84	30%	4.0%
85-89	10%	0%

*Delaware Commission applies to ALP2, IL5, PF3

Commissions for Policy Form Series: PAR

Issue Age	First Year	Second Year and Thereafter
40-49	60%	2.0%
50-59	55%	2.0%
60-64	50%	2.0%
65-69	45%	2.0%
70-74	40%	2.0%
75-79	35%	2.0%
80-84	25%	2.0%
85-89	5%	0%

Commissions for Non-Forfeiture Benefit Rider: NFB

Issue Age	First Year	Second Year and Thereafter
40-49	50%	0%
50-59	45%	0%
60-64	40%	0%
65-69	35%	0%
70-74	30%	0%
75-79	25%	0%

Commissions For Secured Risk Policy SR400& SR2 and all Riders:

FirstYear	Thereafter
20%	0%

- **All Riders except Non-Forfeiture Benefit (NFB) are paid same as base plan.**
- **Any refund of premiums will result in chargeback of commissions.**
- **Not all policies and riders are available in all states.**
- **Rate increases for all policies are non commissionable.**

- **Alabama, Delaware, North Carolina, Pennsylvania, and South Dakota** - Replacement policies will be paid renewal commissions only.
- **California** - 1st year commission will be based on the difference between the annual premium of the replacement coverage and that of the original coverage. If this amount is less than or equal to the premium for the product being replaced. the commission will equal renewal commission.
- **Kentucky** - Replacement commissions will not exceed 200% of renewal commission.
- **Delaware** - Writing agent maximum first year commission is 35%.
- **Pennsylvania** - Writing agent maximum first year commission is 50%.

Approved Company Officer ______ Date ______ Agent Name (Please Print) ______ Date ______

Agency Name(Please Print) ______ Date ______ Agent Signature ______ Date ______

Penn Treaty Network America Insurance Company℠

Commission Supplement for Managing General Agents

Based on Percentage of Premiums

This supplement to the Managing General Agent's Contract, dated 8/23/06, heretofore entered into by the parties, shall supplement the terms of said Managing General Agent's Contract and any supplements or amendments thereto.

These commissions are valid for the following states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Florida, Delaware, Georgia, Hawaii, Idaho, Illinois, Iowa, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Washington D.C., Wyoming.

Commissions for Policy Form Series: ALP, ALP2, IL3, IL4, IL5, IPP, PF2, PF3, SLS

Issue Age	First Year	Second Year and Thereafter
40-49	90%	15.0%
50-59	85%	15.0%
60-64	80%	15.0%
65-69	75%	15.0%
70-74	70%	15.0%
75-79	65%	15.0%
80-84	55%	15.0%
85-89	35%	10.0%

*Delaware Commission applies to ALP2, IL5, PF3

Commissions for Non-Forfeiture Benefit Rider: NFB

Issue Age	First Year	Second Year and Thereafter
40-49	75%	0%
50-59	70%	0%
60-64	65%	0%
65-69	60%	0%
70-74	55%	0%
75-79	50%	0%

Commissions for Policy Form Series: PAR

Issue Age	First Year	Second Year and Thereafter
40-49	85%	12.0%
50-59	80%	12.0%
60-64	75%	12.0%
65-69	70%	12.0%
70-74	65%	12.0%
75-79	60%	12.0%
80-84	50%	12.0%
85-89	30%	8.0%

Commissions For Secured Risk Policy SR400& SR2 and all Riders:

First Year	Thereafter
45%	0%

- **All Riders except Non-Forfeiture Benefit (NFB) are paid same as base plan.**
- **Any refund of premiums will result in chargeback of commissions.**
- **Not all policies and riders are available in all states.**
- **Rate increases for all policies are non commissionable.**

- **Alabama, Delaware, North Carolina, Pennsylvania, and South Dakota** - Replacement policies will be paid renewal commissions only.
- **California** - 1st year commission will be based on the difference between the annual premium of the replacement coverage and that of the original coverage. If this amount is less than or equal to the premium for the product being replaced, the commission will equal renewal commission.
- **Kentucky** - Replacement commissions will not exceed 200% of renewal commission.
- **Delaware** - Writing agent maximum first year commission is 35%.
- **Pennsylvania** - Writing agent maximum first year commission is 50%.

[signature]		Robert Tonachio	8-23-06
Approved Company Officer	Date	Agent Name (Please Print)	Date
Robert Tonachio	8-23-06	Robert Tonachio	8-23-06
Agency Name (Please Print)	Date	Agent Signature	Date

FAIR CREDIT REPORTING ACT DISCLOSURE TO CONSUMERS AND BACKGROUND AND INFORMATION SHEET

Mutual of Omaha Insurance Company, United of Omaha Life Insurance Company and Companion Life Insurance Company, whichever is applicable, will obtain consumer reports for the purpose of serving as a factor in establishing your eligibility for contracting as an insurance producer.

"Consumer Report" means a written, oral or other communication of any information by a consumer reporting agency bearing on your credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics or mode of living which will be used by Mutual of Omaha Insurance Company, United of Omaha Life Insurance Company, and Companion Life Insurance Company, whichever is applicable, in whole or in part for the purpose of serving as a factor in establishing your eligibility to be contracted as an insurance producer.

This means a credit report, criminal report and report of insurance department regulatory actions will be obtained and reviewed as part of a background investigation in order to determine your eligibility to be appointed.

By signing below, I acknowledge the "Fair Credit Reporting Act Disclosure to Consumers" has been provided to me.

CANDIDATE'S STATEMENT – READ CAREFULLY

You are hereby authorized to make any investigation of my criminal record history, insurance department history and credit history through any consumer reporting agency or through inquiries with my past or present employers, neighbors, friends or others with whom I am acquainted. I understand that this inquiry will include information as to my general reputation, personal characteristics and mode of living.

AUTHORIZATION

I authorize any consumer reporting agency, insurance department, law enforcement agency, the National Association of Securities Dealers, The Securities and Exchange Commission or any other person or organization having any records, data or information concerning my credit history, public record information, insurance license, regulatory action history or criminal record history to furnish such records, data and information to Mutual of Omaha Insurance Company, United of Omaha Life Insurance Company and Companion Life Insurance Company (together, the "Mutual of Omaha").

I understand that if contracted, this authorization will remain valid as long as I am contracted with Mutual of Omaha.

A photocopy of this authorization shall be considered as effective as the original.

[signature] 8-1-06

Candidate Signature Date

Robert Ioncchio

Print Name

M23178_0103



Penn Treaty Network America Insurance Company

(PTNA Life Insurance Company in CA)

American Network Insurance Company

I'm not sure I understand this but - works for me - here ya go!

September 18, 2006

Brokers International
Attn:: Connie Johnsen
1200 E Main
Panora IA 50216

RE: Return Appointment Paperwork/Robert Tonachio

Dear Connie

Please find enclosed appointment paperwork on agent Robert Tonachio. This appointment paperwork and fee was not needed for his assignment of commissions request to have commissions payable from his name to his agency name.

If you should have any questions, please contact me at 1-800-362-0700 ext 3154

Regards,

Amy Decker

Amy Decker
Penn Treaty Network America
Licensing Department

3440 Lehigh Street • P.O. Box 7066 • Allentown, Pennsylvania 18103 • (800) 362-0700 • Fax (610) 967-4616

ROBERT TONACHIO
615 RIVER RD.
KINGSTON, TN 37763-6320

87-5/640
494925001

1547

DATE 8/16/2006

PAY TO THE ORDER OF Penn Treaty $ 15.00

Fifteen DOLLARS

usbank.
Five Star Service Guaranteed
usbank.com

MEMO TN appointment fee

Robert J Tonachio

⑆064000059⑆ 494925001⑈01547



Penn Treaty Network America Insurance Company℠
(PTNA Life Insurance Company in California)

Effective Date	Agent Number	Agency Number

General Agent Appointment Questionnaire

Please print clearly and completely. Prompt appointment is possible only with accurate information.

1. ☐ Mr. ☐ Miss ☐ Ms. ☐ Mrs. First Name Robert Middle James Last Toncchio
   Nickname ______ Date of Birth 4-20-37
   Social Security # *** FOIA & OMB Memorandum M-07-16 ***
   National Producer # ______
2. Name of Agency Robert James & Associates, Inc
   Tax ID # 562552892
3. Business Address 615 River Rd
   ☐ ______
   City Kingston State Tn Zip 37763
   Business Phone # 866-204-3631 ext 4
   Alternate Phone # 865-376-4925
   Cell Phone # ______
   Fax# 865-376-2294
   E-Mail rjaadmin@bellsouth.net
   Web Address ______
4. Home Address ______
   ☐ ______
   City ______ State ______ Zip ______
   Home Phone# ______
   Alternate Phone # ______
   Cell Phone # ______
   Fax# ______
   E-Mail ______
   Web Address ______

   (Please check box 3 or 4 where mail is to be sent)

5. Have you plead guilty or nolo contendere to or been found guilty of a felony or a crime involving moral turpitude since qualifying for this appointment? ☐yes ☑no
6. Have you ever had any insurance license refused, suspended or revoked? ☐yes ☑no

   If you answered "Yes" to questions 5 and/or 6, please explain:

   ______

   Use additional sheet if needed. (Check ☐ only if additional sheet is submitted)
7. Are you insured for errors and omissions? ☑yes ☐no
8. Have you attached all necessary fees, forms and licenses for each state that you request an appointment? ☑yes ☐no

LICENSING
AUG 28 2006

Preferred Method of General Communication: (please check one and specify)

Business:	Phone ☐	Alternate ☐	Cell ☐	Fax ☐	Email ☑	Mail ☐
Home:	Phone ☐	Alternate ☐	Cell ☐	Fax ☐	Email ☑	Mail ☐

For Written Material: (please check one and specify)

Business:	Fax ☐	Email ☑	Mail ☐
Home:	Fax ☐	Email ☐	Mail ☐

Use additional sheet if needed. (Check ☐ only if additional sheet is submitted)

State: ____________ Licensed as: ☐ Resident ☐ Non-Resident Lic.# ____________ Exp. Date ____________ Licensed for: ☐ A&H ☐ Life ☐ Med Supp

State: ____________ Licensed as: ☐ Resident ☐ Non-Resident Lic.# ____________ Exp. Date ____________ Licensed for: ☐ A&H ☐ Life ☐ Med Supp

State: ____________ Licensed as: ☐ Resident ☐ Non-Resident Lic.# ____________ Exp. Date ____________ Licensed for: ☐ A&H ☐ Life ☐ Med Supp

State: ____________ Licensed as: ☐ Resident ☐ Non-Resident Lic.# ____________ Exp. Date ____________ Licensed for: ☐ A&H ☐ Life ☐ Med Supp

State: ____________ Licensed as: ☐ Resident ☐ Non-Resident Lic.# ____________ Exp. Date ____________ Licensed for: ☐ A&H ☐ Life ☐ Med Supp

State: ____________ Licensed as: ☐ Resident ☐ Non-Resident Lic.# ____________ Exp. Date ____________ Licensed for: ☐ A&H ☐ Life ☐ Med Supp

Florida Non-Resident Appointments Only: (Must select county or counties.)

☐ 01 Dade	☐ 11 Alachua	☐ 21 Gadsden	☐ 31 Suwanee	☐ 41 Nassau	☐ 51 Holmes	☐ 61 Flagler
☐ 02 Duval	☐ 12 Lake	☐ 22 Putnam	☐ 32 Indian River	☐ 42 Martin	☐ 52 Baker	☐ 62 Lafayette
☐ 03 Hillsborough	☐ 13 Leon	☐ 23 Bay	☐ 33 Santa Rosa	☐ 43 Okaloosa	☐ 53 Charlotte	☐ 63 Union
☐ 04 Pinellas	☐ 14 Marion	☐ 24 St. Lucie	☐ 34 De Soto	☐ 44 Sumter	☐ 54 Dixie	☐ 64 Collier
☐ 05 Polk	☐ 15 Manatee	☐ 25 Jackson	☐ 35 Madison	☐ 45 Bradford	☐ 55 Gilchrist	☐ 65 Wakulla
☐ 06 Palm Beach	☐ 16 Sarasota	☐ 26 Osceola	☐ 36 Walton	☐ 46 Jefferson	☐ 56 Hamilton	☐ 66 Gulf
☐ 07 Orange	☐ 17 Seminole	☐ 27 Highlands	☐ 37 Taylor	☐ 47 Citrus	☐ 57 Okeechobee	☐ 67 Liberty
☐ 08 Volusia	☐ 18 Lee	☐ 28 Pasco	☐ 38 Monroe	☐ 48 Clay	☐ 58 Calhoun	☐ 99 All Counties
☐ 09 Escambia	☐ 19 Brevard	☐ 29 Columbia	☐ 39 Levy	☐ 49 Hendry	☐ 59 Franklin	
☐ 10 Broward	☐ 20 St. Johns	☐ 30 Hardee	☐ 40 Hernando	☐ 50 Washington	☐ 60 Glades	

In connection with your appointment application, a Credit Report and/or Investigative Consumer Report and Vector One Report may be obtained. These reports will provide applicable information concerning your character, general reputation, personal characteristics and mode of living. Consumer Report information will be obtained through personal interviews with your friends, neighbors and associates and through Credit Reporting Agencies, and will not be used for any impermissible purpose or in violation of any federal or state equal protection law or regulation. Further information on the nature and scope of these reports are available to you upon written request.

All advertising of any type (other than pre-printed, pre-approved official advertising material) must be submitted in writing to Penn Treaty Network America offices prior to publication for approval and may not be used until written approval from a company officer is received.

I have received, read and understand the advertising guidelines and agree to abide by them fully. I also understand that it is my responsibility to disseminate this information to any and all agents reporting to or through me.

I certify that the answers to the above questions are true. I agree to comply with all the regulations of Penn Treaty Network America and the Insurance Department. I understand that I am not permitted to write insurance until I am appointed with Penn Treaty Network America and have in my possession notification from Penn Treaty Network America that I am qualified to write business for the company.

I certify that I am free to appoint with Penn Treaty Network America Insurance Company℠.

I understand that the Company will disclose information as necessary to comply with the USA Patriot Act and will check names against a list of Specially Designated Nationals maintained by the United States State Department.

General Agent Signature [signature] **Date** 8·3·04

General Agent Name (Please Print) Robert Tonchio **Code #** ____________

FMO Name (If Applicable) Brokers Intl

FMO Number 60930



Application for General Agent Appointment and Contract with Penn Treaty Network America Insurance Company[SM]

Full Name Robert (First) James (Middle) Ionachio (Last)

Business or Agency Name Robert James & Associates, Inc
(Check Box for Desired Mailing Address. NO P.O. Boxes PLEASE)

☐ Resident Address 615 River Road (Street) Kingston (City) (County) Tn (State) 37763 (Zip+4)

☐ Business Address Same As Above (Street) (City) (County) (State) (Zip+4)

Residence Phone (865) 376-4925 Business Phone 865-804-3631 ext 4 FAX (865) 376-2294

Date of Birth 4-20-37 Social Security No. ***FISMA & OMB Memorandum M-07-16*** Taxpayer ID No 56-2552892

Resident License Number (Attach Photocopy) ________ Who referred you to Us? ________

PLEASE RESPOND TO ALL QUESTIONS FOR YOU PERSONALLY AND ANY ORGANIZATION OVER WHICH YOU HAVE EXERCISED CONTROL. IF YOU ANSWER YES TO ANY QUESTION OTHER THAN THE FIRST ONE, YOU MUST ATTACH AN EXPLANATION WITH ALL RELEVANT INFORMATION AND SUPPORTING DOCUMENTS

Question	Yes	No
Do you have Errors and Omissions Coverage?	☑	☐
Within the past 10 years, has any E & O carrier denied, paid claims on, or cancelled your coverage?	☐	☑
Are you involved in any pending or current E & O litigation, investigation, or E & O claims?	☐	☑
Within the past 10 years, has any bonding or surety company denied, paid out on, or revoked a bond for you?	☐	☑
Is there any reason you cannot secure a bond?	☐	☑
With the exception of routine traffic violations, have you EVER been convicted of, or plead guilty to, or nolo contendre (no contest) in a court to: (a) a misdemeanor	☐	☑
or (b) a felony?	☐	☑
Are you required to obtain consent under 18 U.S.C. Sec. 1033 (The Violent Crime Control and Law Enforcement Act) to engage in or participate in the business of insurance?	☐	☑
Have you ever been discharged or permitted to resign from your employment because you were accused of: (a) violating insurance related statutes, regulations, rules, or industry standards of conduct?	☐	☑
(b) fraud or wrongful taking of property?	☐	☑
(c) violating company rules?	☐	☑
Does any insurance company or general agent claim you owe them money?	☐	☑
Have you EVER had your insurance license suspended or revoked?	☐	☑
Within the past 10 years, have you ever had a complaint filed against you that resulted in a fine, penalty, cease or desist order or consent order or decree?	☐	☑
Are there any outstanding or pending judgements, liens, or tax liens against you?	☐	☑
Have you ever defaulted on (a) a promissory note, or (b) any other debt, including consumer or credit card debt?	☐	☑
Within the past 5 years have you ever initiated bankruptcy proceedings or been declared bankrupt?	☐	☑

This Agreement is between Penn Treaty Network America Insurance Company[SM] (hereinafter We, Us, Our, the Company) and the General Agent (hereinafter You, Your, GA, I) and is effective on the date executed by Us. "General Agent" means you, your agency or the agency you represent, a partnership of which you are a partner and/or on whose behalf you are executing this agreement, or a corporation on whose behalf you are executing this agreement. Both You and the Company agree to comply with the terms of this Agreement.

1. APPOINTMENT & RESPONSIBILITIES

(A) **Appointment.** (1) We hereby appoint You, and You hereby accept this appointment, as Our GA having only such authority as specified herein. You warrant the accuracy of the responses on Your General Agent Appointment Application incorporated into this Agreement and agree that any misrepresentation may be grounds for immediate termination hereunder. (2) We reserve the right to restrict the territory covered by Your appointment or to discontinue writing any kind of insurance in Your territory by giving You notice of such restriction. We reserve the right, in Our sole discretion, to appoint additional agents in Your territory.

(B) **Authority.** You are hereby authorized on a non-exclusive basis to:

(1) Solicit, procure and transmit to the Company, personally or through any Sub-Agent, as defined herein, applications for insurance policies offered by Us, in accordance with the terms and conditions of this Agreement, and all applicable laws and regulations in any territory in which You exercise any authority granted hereby;

(2) Collect the initial premium for such applications, submitting both to Us on a timely basis according to Our rules and regulations;

(3) Appoint Sub-Agents pursuant to the provisions of Section 2 herein.

(C) **Limitations on Authority.** You do not have express or implied authority to, and shall not represent having such authority to:

(1) Modify in any respect, any applications, questions, statements, answers, terms, provisions, limitations, conditions or premium rates regarding any of Our applications, policies, receipts, announcements, or promotional or instructional materials;

(2) Use any advertisement or promotional materials regarding the Company or its products without obtaining the prior written approval of a Company officer. For purposes of this Agreement, the term "Advertisement" means any printed, published or audio visual material used in direct mail, newspapers, magazines, radio or television scripts, internet or e-mail, billboards or any other display where such Advertisement utilizes Our name or logo or refers to any of Our products;

(3) Collect, or authorize a Sub-Agent or any other person to collect, any payment on Our behalf whatsoever, except as provided for herein with respect to initial premiums, or extend time for any payment or quote rates other than those published by the Company;

(4) Retain any portion of a collected premium as commission without Our prior written consent;

(5) Bind the Company to any coverage or risk. No coverage will be effective with respect to any application until approved by Us. We reserve the right, based on Our sole discretion and without liability to You, to approve or disapprove any application, limit the amount of coverage issued or charge a higher premium based upon Our evaluation of the risk;

(6) Incur any debt, expenses, or liability whatever in Our name or account;

(7) Deliver any policy or allow any policy to be delivered until the first premium payment has been paid in full and unless, to the best of Your knowledge and belief, there has been no material change in the health of the insured prior to the date the coverage becomes effective.

appointed by Us and one appointed by the named arbitrators. Such arbitration proceeding shall be completed not later than ninety (90) days following submission, except and only to the extent that such delay is attributable to the unavoidable delay of the arbitrators.

(F) **Choice of Law.** This Agreement shall be interpreted in all respects in accordance with the internal laws of the State of Pennsylvania, without regard to principles of conflicts of law.

(G) **Notice.** Any notice to Us under this Agreement must be in writing and delivered either personally or by certified mail to the President of the Company at Our home office. Any notice to You will be deemed given on the date it is delivered to You in person or mailed to Your last known address.

(H) **Assignment.** Neither this Agreement nor any of the authority or commission provided for hereunder may be assigned or transferred by You in any manner, without Our prior written consent. Any permissible assignment by You shall always be subject to the Paramount and prior lien provided in section 1(D) (5) and 4 (D), whether for indebtedness existing at the time of the assignment or arising thereafter.

(I) **Account Statements.** We will provide You with statements of earnings, advances, loans, charges and repayments of indebtedness.

(J) **Banking Authority.** This Agreement does not authorize You to endorse checks payable to Us or to deposit such checks in Your bank account. Banking Authority to endorse and deposit such checks may be granted to You by Us, in Our sole discretion, at a later date.

(K) **Amendment.** This Agreement may be amended only in writing by one of Our authorized officers or representatives.

***I certify* that the information supplied by me on the attached General Agent's Contract and Appointment Application are true and correct.** I agree to comply with all the regulations of Penn Treaty and the Insurance Department. I understand that I am not permitted to write or solicit insurance until I am appointed with Penn Treaty and have notification in my possession from Penn Treaty that I am qualified to write business for the company. I certify that I am free to appoint and contract with Penn Treaty. I acknowledge that the Company has informed me that in connection with my initial contract and appointment application, re-appointment, renewal, any other licensing action or activity, or at the Company's discretion, a Credit Report and/or Investigative Consumer Report and Vector Report may be obtained. I understand these reports will provide information concerning my character, general reputation, personal characteristics and mode of living and that consumer report information may be obtained through personal interviews with my friends, neighbors and associates and through Credit Reporting Agencies. I expressly authorize the Company to conduct these investigations and authorize all persons and entities (including past and present employers) to provide the company with ALL requested information. I release from liability all persons and entities which supply information to the Company and/or its agents and/or affiliates and agree to hold the company harmless from any liability for conducting this or any other investigation. I authorize the Company to use these reports and to provide these reports and any other pertinent information to Penn Treaty affiliate companies and to third parties where third parties legal interest and/or obligations are involved. I also authorize the Company to distribute any financial, business, tax or work performance history regarding me that it receives from third parties or Company affiliates or which is generated by the Company that is not part of an investigative report to all affiliate companies and third parties including but not limited to agents or agencies that assume my debt balance responsibility. I certify that I have reviewed this application and understand that if any information provided by me is found to be incorrect or incomplete, it will be grounds for rejecting this application and for termination of my contract and appointment, all at the sole discretion of the Company. **I agree that I will not solicit business until I receive notification from the Company that my application has been approved.**

By signing below, both parties agree and intend to be legally bound.

By: [signature] 8/1/06 Approved by: ______________________

General Agent Date Officer Date

If General Agent is a corporation or partnership, the following section must be completed:

Intending to be legally bound hereby, I state and represent that I have authority to enter into this Agreement on behalf of the corporation or partnership named herein. I further certify that each of the shareholders or partners personally and fully guarantee, in all respects, performance with respect to all aspects of this Agreement.

Robert James & Associates, Inc By: [signature]

Corporate Name Federal Tax I.D. Signature Title

562552892

PENN TREATY NETWORK AMERICA INSURANCE COMPANY[SM]

COMMISSION SUPPLEMENT FOR MANAGING GENERAL AGENTS

BASED ON PERCENTAGE OF PREMIUMS

This supplement to the Managing General Agent's Contract, dated 8/23/06, heretofore entered into by the parties, shall supplement the terms of said Managing General Agent's Contract and any supplements or amendments thereto.

These commissions are valid for the following states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Florida, Delaware, Georgia, Hawaii, Idaho, Illinois, Iowa, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Washington D.C., Wyoming.

Commissions for Policy Form Series: ALP, ALP2, IL3, IL4, IL5, IPP, PF2, PF3, SLS

Issue Age	First Year	Second Year and Thereafter
40-49	90%	15.0%
50-59	85%	15.0%
60-64	80%	15.0%
65-69	75%	15.0%
70-74	70%	15.0%
75-79	65%	15.0%
80-84	55%	15.0%
85-89	35%	10.0%

*Delaware Commission applies to ALP2, IL5, PF3

Commissions for Non-Forfeiture Benefit Rider: NFB

Issue Age	First Year	Second Year and Thereafter
40-49	75%	0%
50-59	70%	0%
60-64	65%	0%
65-69	60%	0%
70-74	55%	0%
75-79	50%	0%

Commissions for Policy Form Series: PAR

Issue Age	First Year	Second Year and Thereafter
40-49	85%	12.0%
50-59	80%	12.0%
60-64	75%	12.0%
65-69	70%	12.0%
70-74	65%	12.0%
75-79	60%	12.0%
80-84	50%	12.0%
85-89	30%	8.0%

Commissions For Secured Risk Policy SR400& SR2 and all Riders:

FirstYear	Thereafter
45%	0%

- **All Riders except Non-Forfeiture Benefit (NFB) are paid same as base plan.**
- **Any refund of premiums will result in chargeback of commissions.**
- **Not all policies and riders are available in all states.**
- **Rate increases for all policies are non commissionable.**

- **Alabama, Delaware, North Carolina, Pennsylvania, and South Dakota** - Replacement policies will be paid renewal commissions only.
- **California** - 1st year commission will be based on the difference between the annual premium of the replacement coverage and that of the original coverage. If this amount is less than or equal to the premium for the product being replaced, the commission will equal renewal commission.
- **Kentucky** - Replacement commissions will not exceed 200% of renewal commission.
- **Delaware** - Writing agent maximum first year commission is 35%.
- **Pennsylvania** - Writing agent maximum first year commission is 50%.

[signature] ____________ Approved Company Officer ____ Date

Robert Tonachio 8.23.06 ____ Agent Name (Please Print) ____ Date

Robert Tonachio 8.23.06 ____ Agency Name (Please Print) ____ Date

[signature] Robert Tonachio 8.23.06 ____ Agent Signature ____ Date





668962

STATE OF TENNESSEE
DEPARTMENT OF
COMMERCE AND INSURANCE

ID NUMBER: 00727195
LIC STATUS: CURRENT
EFFECTIVE DATE: 03/06/2006
EXPIRATION DATE: 03/05/2007

INSURANCE DIVISION
INSURANCE PRODUCER
ROBERT J TONACHIO

THIS IS TO CERTIFY THAT ALL REQUIREMENTS
OF THE STATE OF TENNESSEE HAVE BEEN MET

ROBERT JAMES TONACHIO
615 RIVER RD
KINGSTON TN 37763-6320



VOID

State of Tennessee

[illegible]

[illegible]

ROBERT JAMES TONACHIO

This is to certify that all requirements of the State of Tennessee have been met.

ID NUMBER: 0000727195
LIC STATUS: CURRENT
EFFECTIVE DATE: 03/06/2006
EXPIRATION DATE: 03/05/2007

LICENSE CODES:
21 22
DEFINITION OF CODES ON REVERSE OF LICENSE

INP1313

DEPARTMENT OF
COMMERCE AND INSURANCE


VOID
VOID
VOID
VOID

ROBERT JAMES & ASSOCIATES INC
615 RIVER ROAD
KINGSTON TN 37763-6320

State of Tennessee

VOID

ROBERT JAMES & ASSOCIATES INC

This is to certify that all requirements of the State of Tennessee have been met.

ID NUMBER: 00003351
LIC STATUS: CURRENT
EFFECTIVE DATE: 02/14/2006
EXPIRATION DATE: 02/13/2007

DEPARTMENT OF
COMMERCE AND INSURANCE

Exhibit 6.1

Sun Life Financial

Sun Life (U.S.)
Fixed Annuities



Unless otherwise stated herein, this Compensation Schedule is Effective September 5, 2006

General Agency Agreement

This Compensation Schedule is attached to and made part of the General Agency Agreement between General Agent and Sun Life Assurance Company of Canada (U.S.), ("Sun Life"). This schedule shall remain in effect subject to the terms of the General Agency Agreement, until such time as Sun Life notifies General Agent that a new schedule shall take effect.

The compensation provided by this schedule will be paid only so long as General Agent is "general agent of record". If an agent of the General Agent solicited the application, General Agent will be deemed to be recognized as "general agent of record" unless and until the Contract's owner designates someone else and Sun Life approves such designation.


Sun
Life Financial℠

TABLE OF CONTENTS

MGA.GA L1 SLPC10487(06/05)

SUN DEX Advantage Single Premium Deferred Annuity

Option A: 7.00% of the single premium payment received.

Option B: 5.00% of the single premium payment received.

Trail: Payment Years 2 and After: 0.25% (25 Basis Points) annually, paid quarterly on end-of-quarter account value.

Option C: 3.00% of the single premium payment received.

Trail: Payment Years 2 and After: 0.50% (50 Basis Points) annually, paid quarterly on end-of-quarter account value.

SUN DEX ProVantage Flexible Payment Deferred Annuity

Option A: (a) 9.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 5.00% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Option B: (a) 5.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 3.00% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Trail: Payment Years 2 and After: 0.50% (50 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

Option C: (a) 1.00% of any purchase payment received while both the owner(s) and annuitant are attained age 85 or less.

Trail: Payment Years 2 and After: 1.00% (100 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

SUN DEX 100 Flexible Payment Deferred Annuity
SUN DEX 100 6yr term:

Option A: (a) 6.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 2.00% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Option B: (a) 3.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 0.50% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Trail: Payment Years 2 and After: 0.50% (50 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

Option C: (a) 1.00% of any purchase payment received while both the owner(s) and annuitant are attained age 85 or less.

Trail: Payment Years 2 and After: 1.00% (100 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

SUN DEX 100 9yr term:

Option A: (a) 9.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 5.00% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Option B: (a) 5.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 1.25% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Trail: Payment Years 2 and After: 0.50% (50 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

Option C: (a) 1.00% of any purchase payment received while both the owner(s) and annuitant are attained age 85 or less.

Trail: Payment Years 2 and After: 1.00% (100 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

SUN DEX 100 12yr term:

Option A: (a) 8.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 4.50% of any purchase payment received while both the owner(s) and annuitant are attained age 81-83.

Option B: (a) 3.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 0.50% of any purchase payment received while both the owner(s) and annuitant are attained age 81-83.

Trail: Payment Years 2 and After: 0.50% (50 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

Option C: (a) 1.00% of any purchase payment received while both the owner(s) and annuitant are attained age 83 or less.

Trail: Payment Years 2 and After: 1.00% (100 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

KEYPORT INDEX MULTIPOINT Single Premium Deferred Annuity[1]

Initial Term	Initial Premium	Renewal Term[2][3]			
		1yr	5yr	7yr	10yr
1yr	1.00%	0.80%	5.00%	7.00%	10.00%
5yr	5.00%	0.80%	2.75%	3.50%	7.00%
7yr	7.00%	0.80%	2.75%	3.50%	7.00%
10yr	10.00%	0.80%	2.75%	3.50%	7.00%

[1]No commission will be paid on (a) any premium of $1,000,000 or more that is allocated or renewed into a 1,5,7 or 10 year term, or (b) a premium that represents, in whole or in part, the surrender

or loan proceeds of any life insurance policy or annuity contract issued by Sun Life or its affiliates

[2]Renewal Term: General Agent will also receive compensation as described above if General Agent is "general agent of record" on an in-force Contract on the 45th day of each renewal term after the initial term compensation equals the Contract's Indexed Value on such day multiplied by the applicable percentage from the table above for the term length, contract anniversary and amount of the single premium. Reference to the "contract anniversary" means the number of Contract Year anniversaries since the Issue Date of the Contract.

[3] Contracts renewing from a 1year term on their second contract anniversary will pay the following renewal compensation: 1yr to 5yr: 2.75%, 1yr to 7yr: 3.50%, 1yr to 10yr: 7.0%.

KEYPORT INDEX MULTIPOINT 2004 Single Premium Deferred Annuity[1]

Initial Term	Issue Age	Initial Premium	Renewal Term[2][3]			
			1yr	5yr	7yr	10yr
1yr	0-80	1.00%	0.80%	5.00%	7.00%	10.00%
	81-85	.50%	0.80%	5.00%	7.00%	10.00%
5yr	0-80	5.00%	0.80%	2.75%	3.50%	7.00%
	81-85	1.00%	0.80%	2.75%	3.50%	7.00%
7yr	0-80	7.00%	0.80%	2.75%	3.50%	7.00%
	81-85	3.00%	0.80%	2.75%	3.50%	7.00%
10yr	0-80	10.00%	0.80%	2.75%	3.50%	7.00%
	81-85	6.00%	0.80%	2.75%	3.50%	7.00%

[1]No commission will be paid on (a) any premium of $1,000,000 or more that is allocated or renewed into a 1,5,7 or 10 year term, or (b) a premium that represents, in whole or in part, the surrender or loan proceeds of any life insurance policy or annuity contract issued by Sun Life or its affiliates

[2]Renewal Term: General Agent will also receive compensation as described above if General Agent is "general agent of record" on an in-force Contract on the 45th day of each renewal term after the initial term; compensation equals the Contract's Indexed Value on such day multiplied by the applicable percentage from the table above for the term length, contract anniversary and amount of the single premium. Reference to the "contract anniversary" means the number of Contract Year anniversaries since the Issue Date of the Contract.

[3]Contracts renewing from a 1year term on their second contract anniversary will pay the following renewal compensation: 1yr to 5yr: 2.75%, 1yr to 7yr: 3.50%, 1yr to 10yr: 7.0%.

SPIA Single Premium Immediate Annuity

3.00% of the single premium received and accepted by Sun Life under an issued Single Premium Immediate Annuity Contract for which an Agent of the General Agent solicited the application.

KEYPORT VALUE Flexible Payment Deferred Annuity

The following rates apply to any purchase payment received by the Company during the period beginning September 5, 2006 through October 1, 2006:

MVA 5yr: (a) 3.65% of any purchase payment received while both the owner(s) and annuitant are attained age 75 or less.

(b) 1.00% of any purchase payment received while either owner(s) or annuitant is age 76-90.

MVA 6yr: (a) 4.15% of any purchase payment received while both the owner(s) and annuitant are attained age 75 or less.

(b) 1.00% of any purchase payment received while either owner(s) or annuitant is attained age 76-85.

MVA 7yr: (a) 4.65% of any purchase payment received while both the owner(s) and annuitant are attained age 75 or less.

(b) 1.00% of any purchase payment received while either owner(s) or annuitant is attained age 76-85.

The following rates apply to any purchase payment received by the Company on or after October 2, 2006:

MVA 5yr: (a) 4.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less.

(b) 1.25% of any purchase payment received while either owner(s) or annuitant is age 81-90.

MVA 6yr: (a) 4.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less.

(b) 1.50% of any purchase payment received while either owner(s) or annuitant is attained age 81-85.

MVA 7yr: (a) 5.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less.

(b) 1.75% of any purchase payment received while either owner(s) or annuitant is attained age 81-85.

Compensation Chargebacks

Sun Dex Advantage, Keyport Value, SPIA

In the event any Contract is partially or totally surrendered within one (1) year following the date the flexible premium or single premium is received, including surrenders after death, there will be a chargeback of compensation attributable to the amount surrendered in accordance with the following schedules:

Time elapsed since premium date:	Compensation Chargeback:
Zero (0) to Six (6) months	100%
Seven (7) to Twelve (12) months	50%

Over Twelve (12) months 0%

SUN DEX ProVantage & SUN DEX 100

In the event any Contract is partially or totally surrendered within the first twelve(12) months of any term following the date the flexible premium is received, there will be a chargeback of 100% of the compensation attributable to the amount surrendered.

KEYPORT INDEX MULTIPOINT

In the event any Contract is partially or totally surrendered within the first six (6) months of any term there will be a chargeback of 100% of the compensation attributable to the amount surrendered. For purpose of this provision and regardless of any Contract language to the contrary, the amount surrendered may be treated by Sun Life during the first term, as first coming out the Contract's single premium and during later terms, as first coming out of the term's initial Indexed Value.

Keyport Index Multipoint 2004

In the event any Contract is partially or totally surrendered within the first twelve (12) months of any term there will be a chargeback of 100% of the compensation attributable to the amount surrendered. For purpose of this provision and regardless of any Contract language contrary, the amount surrendered may be treated by Sun Life, during the first term, as first coming out the Contract's single premium and, during later terms, as first coming out of the term's initial Indexed Value.

Refund of Premiums or Purchase Payments

Should any payment under any contract issued by Sun Life be refunded for any reason, Payee shall repay or return any commissions received with respect to such payment.

Internal Conversions

In the event a contract is converted to another Sun Life Assurance Company of Canada (U.S.) or any affiliated company product, a different commission schedule may apply.

Conservation Fee

SPIA, Keyaccumulator, Keyport Value

If, after the death of the Annuitant, Primary Owner, or Joint Owner, no surrender occurs within 90 days after Sun Life receives notice of death and any required documentation, a Conservation Fee of 100 basis points (1.0%) of the Contract's Accumulated Value will be paid to General Agent if General Agent is "general agent of record." The Conservation Fee may be paid before the end of the applicable 90day period. Any payment will be subject to the charge back rules described in the Compensation Chargebacks section.

Sun Dex Provantage, Sun Dex 100, Keyport Index Multipoint, Keyport Index Multipoint 2004

A Conservation Fee of 100 basis points (1.0%) of the Contract's Indexed Value that is eligible for waiver of surrender charges due to the death of a Covered Person (as described in the Contract) will be paid to the General Agent upon Sun Life's receipt of documentation evidencing the intent not to surrender the Contract during the prescribed 90 day period after death. The fee may be subject to the chargeback rules described under the Compensation Chargebacks section.

Miscellaneous

Notwithstanding the above, no compensation will be paid on any purchase payment that represents, in whole or in part, the surrender or loan proceeds of any life insurance policy, annuity contract, or premium fund deposit agreement issued by Sun Life or any affiliated company.

General Agent's compensation will be reduced by any compensation amount Sun Life is obligated under any other compensation agreement to pay MGA's, other General Agents and/or agents.

No further Trail payments will be due or paid upon annuitization of a Sun Dex Provantage or Sun Dex 100 contract.

If any charge back amount exceeds compensation otherwise due, General Agent shall promptly pay back the amount of the excess following a written demand by Sun Life.

Sun Life reserves the right to offset any indebtedness, including commission chargebacks, against any other compensation or payments otherwise due General Agent.

This Compensation Schedule applies to all of General Agent's Contracts issued after the effective date stated on the first page hereof. This Compensation Schedule also applies to another general agents Contracts from the date when General Agent becomes "general agent of record" if the purchase payments under such Contracts have always been subject to the same compensation option that applied under this Compensation Schedule.

If the General Agency Agreement to which this Compensation Schedule applies terminates, no further payments of any kind will be made to General Agent.

Sun Life reserves the rights to change or replace the compensation schedule by giving at least ten (10) days prior written notice to General Agent. Any such change or replacement will apply to (1) annuity contracts issued on or after the stated effective date of such change or replacement, and (2) all premium purchase payments received on or after the stated effective date.

Sun Life (U.S.)
Fixed Annuities


Sun
Life Financial℠

Unless otherwise stated herein, this Compensation Schedule is Effective September 5, 2006

Master General Agency Agreement

This Compensation Schedule is attached to and made part of the Master General Agency Agreement between Master General Agent and Sun Life Assurance Company of Canada (U.S.), ("Sun Life"). This schedule shall remain in effect subject to the terms of the Master General Agency Agreement, until such time as Sun Life notifies Master General Agent that a new schedule shall take effect.

The compensation provided by this schedule will be paid only so long as General Agent of MGA is "general agent of record". If an agent of the General Agent solicited the application, General Agent will be deemed to be recognized as "general agent of record" unless and until the Contract's owner designates someone else and Sun Life approves such designation.


Sun
Life Financial℠



TABLE OF CONTENTS

MGA SLPC 10488(06/05)

SUN DEX Advantage Single Premium Deferred Annuity

Option A: 9.00% of the single premium payment received.

Option B: 7.00% of the single premium payment received.

Option C: 5.00% of the single premium payment received.

SUNDEX ProVantage Flexible Premium Deferred Annuity

Option A: (a) 11.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 7.00% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Option B: (a) 7.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 5.00% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Option C : (a) 3.00% of any purchase payment received while both the owner(s) and annuitant are attained age 85 or less.

SUNDEX 100 Flexible Payment Deferred Annuity

Sun Dex 1006yr term:

Option A: (a) 8.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 4.00% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85

Option B: (a) 5.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 2.50% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Option C : (a) 3.00% of any purchase payment received while both the owner(s) and annuitant are attained age 85 or less.

Sun Dex 100 9yr term:

Option A: (a) 11.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 7.00% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Option B: (a) 7.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 3.25% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Option C : (a) 3.00% of any purchase payment received while both the owner(s) and annuitant are attained age 85 or less.

Sun Dex 100 12yr term:

Option A: (a) 10.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 6.50% of any purchase payment received while both the owner(s) and annuitant are attained age 81-83.

Option B: (a) 5.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 2.50% of any purchase payment received while both the owner(s) and annuitant are attained age 81-83.

Option C : (a) 3.00% of any purchase payment received while both the owner(s) and annuitant are attained age 83 or less.

SPIA Single Premium Immediate Annuity

Total MGA, General Agent and Agent compensation is 4.00% of the Immediate Annuity single premium received.

KEYPORT INDEX MULTIPOINT Single Premium Deferred Annuity[1]

Initial Premium		
Term	Total	MGA retains
1yr	1.25%	0.25%
5yr	6.00%	1.00%
7yr	8.50%	1.00%
10yr	11.50%	1.50%

Renewals[2]				
Term	Renewal Term (Total)			
	1yr	5yr	7yr	10yr
1yr	1.00%	6.00%	8.50%	11.50%
5yr	1.00%	3.25%	4.25%	8.00%
7yr	1.00%	3.25%	4.25%	8.00%
10yr	1.00%	3.25%	4.25%	8.00%

MGA Retains(renewals) [2]				
Term	Renewal Term			
	1yr	5yr	7yr	10yr
1yr	0.20%	1.00%	1.00%	1.50%
5yr	0.20%	0.50%	0.50%	1.00%
7yr	0.20%	0.50%	0.50%	1.00%
10yr	0.20%	0.50%	0.50%	1.00%

[1]No commission will be paid on (a) any premium of $1,000,000 or more that is allocated or renewed into a 1,5,7 or 10 year term, or (b) a premium that represents, in whole or in part, the surrender or loan proceeds of any life insurance policy or annuity contract issued by Sun Life or its affiliates

[2]Renewal Term: MGA will also receive compensation as described below if designated General Agent of MGA is "general agent of record" of an in-force Contract on the 45th day of each renewal term. On the 45th day of each renewal term after the initial term; compensation equals the Contract's Indexed Value on such day multiplied by the applicable percentage from the table above for the term length, contract anniversary and amount of the single

premium. Reference to the "contract anniversary" means the number of Contract Year anniversaries since the Issue Date of the Contract.

KEYPORT INDEX MULTIPOINT 2004 Single Premium Deferred Annuity[1]

Initial Premium			
Term	Age	Total	MGA Retains
1yr	0-80	1.25%	.25%
1yr	81-85	0.75%	.25%
5yr	0-80	6.00%	1.00%
5yr	81-85	2.00%	1.00%
7yr	0-80	8.50%	1.50%
7yr	81-85	4.50%	1.50%
10yr	0-80	11.50%	1.50%
10yr	81-85	7.50%	1.50%

Renewals				
Term	Renewal Term (Total)[2]			
	1yr	5yr	7yr	10yr
1yr	1.00%	6.00%	8.50%	11.50%
5yr	1.00%	3.25%	4.25%	8.00%
7yr	1.00%	3.25%	4.25%	8.00%
10yr	1.00%	3.25%	4.25%	8.00%

MGA Retains(renewals)				
Term	Renewal Term[2]			
	1yr	5yr	7yr	10yr
1yr	0.20%	1.00%	1.50%	1.50%
5yr	0.20%	0.50%	0.75%	1.00%
7yr	0.20%	0.50%	0.75%	1.00%
10yr	0.20%	0.50%	0.75%	1.00%

[1]No commission will be paid on (a) any premium of $1,000,000 or more that is allocated or renewed into a 1,5,7 or 10 year term, or (b) a premium that represents, in whole or in part, the surrender or loan proceeds of any life insurance policy or annuity contract issued by Sun Life or its affiliates.

[2]Renewal Term: MGA will also receive compensation as described below if designated General Agent of MGA is "general agent of record" of an in-force Contract on the 45th day of each renewal term. On the 45th day of each renewal term after the initial term; compensation equals the Contract's Indexed Value on such day multiplied by the applicable percentage from the table above for the term length, contract anniversary and amount of the single premium. Reference to the "contract anniversary" means the number of Contract Year anniversaries since the Issue Date of the Contract.

KEYACCUMULATOR Flexible Payment Deferred Annuity[1]

No commission of any purchase payment received

[1] The compensation listed above represents the total compensation that will be paid to MGA and General Agent("GA") by Sun Life

KEYPORT VALUE Flexible Payment Deferred Annuity

The following rates apply to any purchase payment received by the Company during the period beginning September 5, 2006 through October 1, 2006:

MVA 5yr: (a) 4.65% of any purchase payment received while both the owner(s) and annuitant are attained age 75 or less.

(b) 2.00% of any purchase payment received while either owner(s) or annuitant is attained age 76-90.

MVA 6yr: (a) 5.15% of any purchase payment received while both the owner(s) and annuitant are attained age 75 or less.

(b) 2.00% of any purchase payment received while either owner(s) or annuitant is attained age 76-85.

MVA 7yr: (a) 5.65% of any purchase payment received while both the owner(s) and annuitant are attained age 75 or less.

(b) 2.00% of any purchase payment received while either owner(s) or annuitant is attained age 76-85.

The following rates apply to any purchase payment received by the Company on or after October 2, 2006:

MVA 5yr: (a) 5.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less.

(b) 2.25% of any purchase payment received while either owner(s) or annuitant is attained age 81-90.

MVA 6yr: (a) 5.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less.

(b) 2.50% of any purchase payment received while either owner(s) or annuitant is attained age 81-85.

MVA 7yr: (a) 6.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less.

(b) 2.75% of any purchase payment received while either owner(s) or annuitant is attained age 81-85.

Compensation Chargebacks

SUN DEX Advantage, SPIA, KeyAccumulator, Keyport Value

In the event any Contract is partially or totally surrendered within one (1) year following the date the flexible premium or single premium is received, including surrenders after death, there will be a chargeback of compensation attributable to the amount surrendered in accordance with the following schedules:

Time elapsed since premium date:	Compensation Chargeback
Zero (0) to Six (6) months	100%
Seven (7) to Twelve (12) months	50%
Over Twelve (12) months	0%

SUN DEX ProVantage & SUN DEX 100

In the event any Contract is partially or totally surrendered within the first twelve (12) months of any term following the date the flexible premium is received, there will be a chargeback of 100% of the compensation attributable to the amount surrendered.

Keyport Index Multipoint 2004

In the event any Contract is partially or totally surrendered within the first twelve (12) months of any term there will be a chargeback of 100% of the compensation attributable to the amount surrendered. For purpose of this provision and regardless of any Contract language to the contrary, the amount surrendered may be treated by Sun Life, during the first term, as first coming out the Contract's single premium and, during later terms, as first coming out of the term's initial Indexed Value.

Keyport Index Multipoint

In the event any Contract is partially or totally surrendered within the first six (6) months of any term there will be a chargeback of 100% of the compensation attributable to the amount surrendered. For purpose of this provision and regardless of any Contract language contrary, the amount surrendered may be treated by Sun Life during the first term as first coming out the Contract's single premium and during later terms, as first coming out of the term's initial Indexed Value.

Refund of Premiums or Purchase Payments

Should any payment under any contract issued by Sun Life be refunded for any reason, Payee shall repay or return any commissions received with respect to such payment.

Internal Conversions

In the event a contract is converted to another Sun Life Assurance Company of Canada (U.S.) or any affiliated company product, a different commission schedule may apply.

Miscellaneous

In all cases, MGA's compensation will be reduced by any compensation amount Sun Life is obligated under any other compensation agreements to pay Co-MGA's, General Agents and/or Agents.

No Compensation will be paid on any purchase payment that represents, in whole or in part, the surrender or loan proceeds of any life insurance policy, annuity contract, or premium fund deposit agreement issued by Sun Life or any affiliated company.

The Options A, B, or C referenced above for the Sundex products are options to be selected by the Agent. Options B and C currently include an asset-based trail payment to the General Agent, subject to the terms of the General Agent Agreement and applicable Compensation Schedule; no trail payment, however, will be payable to the MGA.

This Compensation Schedule applies to all of General Agent's Contracts issued on or after the effective date stated on first page. This Compensation Schedule also applies to another general agent's Contracts from the date when General Agent becomes "general agent of record" if the purchase payments under such Contracts have always been subject to the same compensation option that applied under this Compensation Schedule.

If the MGA Agreement to which this Compensation Schedule applies terminates, no further payments of any kind will be made to MGA.

Sun Life reserves the rights to change or replace the Compensation Schedule by giving at least ten (10) days prior written notice to MGA. Any such change or replacement will apply to (1) annuity contracts issued on or after the stated effective date of such change or replacement, and (2) all premium purchase payments received on or after the stated effective date.

Sun Life (U.S.)
Fixed Annuities

Sun Life Financial℠

Compensation Schedule
Effective March 2006

General Agency Agreement

This Compensation Schedule is attached to and made part of the General Agency Agreement between General Agent and Sun Life Assurance Company of Canada (U.S.), ("Sun Life"). This schedule shall remain in effect subject to the terms of the General Agency Agreement, until such time as Sun Life notifies General Agent that a new schedule shall take effect.

The compensation provided by this Schedule will be paid only so long as General Agent is "general agent of record". If an agent of the General Agent solicited the application, General Agent will be deemed to be recognized as "general agent of record" unless and until the Contract's owner designates someone else and Sun Life approves such designation.

Sun
Life Financial[SM]

TABLE OF CONTENTS

SUN DEX ProVantage Flexible Payment Deferred Annuity

Option A: (a) 8.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 4.50% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Option B: (a) 4.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 2.50% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Trail: Payment Years 2 and After: 0.50% (50 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

Option C: (a) 1.00% of any purchase payment received while both the owner(s) and annuitant are attained age 85 or less.

Trail: Payment Years 2 and After: 1.00% (100 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

SUN DEX 100 Flexible Payment Deferred Annuity

SUN DEX 100 6yr term:

Option A: (a) 6.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 2.00% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Option B: (a) 3.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 0.50% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Trail: Payment Years 2 and After: 0.50% (50 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

Option C: (a) 1.00% of any purchase payment received while both the owner(s) and annuitant are attained age 85 or less.

Trail: Payment Years 2 and After: 1.00% (100 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

SUN DEX 100 9yr term:

Option A: (a) 9.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 5.00% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Option B: (a) 5.00% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 1.25% of any purchase payment received while both the owner(s) and annuitant are attained age 81-85.

Trail: Payment Years 2 and After: 0.50% (50 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

Option C: (a) 1.00% of any purchase payment received while both the owner(s) and annuitant are attained age 85 or less.

Trail: Payment Years 2 and After: 1.00% (100 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

SUN DEX 100 12yr term:

Option A: (a) 8.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 4.50% of any purchase payment received while both the owner(s) and annuitant are attained age 81-83.

Option B: (a) 3.50% of any purchase payment received while both the owner(s) and annuitant are attained age 80 or less. (b) 0.50% of any purchase payment received while both the owner(s) and annuitant are attained age 81-83.

Trail: Payment Years 2 and After: 0.50% (50 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

Option C: (a) 1.00% of any purchase payment received while both the owner(s) and annuitant are attained age 83 or less.

Trail: Payment Years 2 and After: 1.00% (100 Basis Points) annually, paid quarterly on end-of-quarter account value net of purchase payments received within the last 15 months.

KEYPORT INDEX MULTIPOINT Single Premium Deferred Annuity[2]

Initial Term	Initial Premium	Renewal Term			
		1yr[2]	5yr	7yr	10yr
1yr	1.00%	0.80%	5.00%	5.50%	10.00%
5yr	5.00%	0.80%	2.75%	3.25%	7.00%
7yr	5.50%	0.80%	2.75%	3.25%	7.00%
10yr	10.00%	0.80%	2.75%	3.25%	7.00%

[2]No commission will be paid on (a) any premium of $1,000,000 or more that is allocated or renewed into a 1,5,7 or 10 year term, or (b) a premium that represents, in whole or in part, the surrender or loan proceeds of any life insurance policy or annuity contract issued by Sun Life or its affiliates

[2]Renewal Term: General Agent will also received compensation as described above if General Agent is "general agent of record" on an in-force Contracts on the 45th day of each renewal term after the initial term, compensation equals the contract's Indexed Value on such day multiplied by the applicable percentage from the table above for the term length, contract anniversary and amount of the single premium. Reference to the "contract anniversary" means the number of Contract Year anniversaries since the Issue Date of the Contract.

[2] Policies renewing from a 1year term on their second contract anniversary will pay the following renewal compensation: 1yr to 5yr: 2.75%, 1yr to 7yr: 3.25%, 1yr to 10yr: 7.0%

KEYPORT INDEX MULTIPOINT 2004 Single Premium Deferred Annuity[2]

Initial Term	Issue Age	Initial Premium	Renewal Term			
			1yr[2]	5yr	7yr	10yr
1yr	0-80	1.00%	0.80%	5.00%	7.00%	10.00%
	81-85	.50%	0.80%	5.00%	7.00%	10.00%
5yr	0-80	5.00%	0.80%	2.75%	3.50%	7.00%
	81-85	1.00%	0.80%	2.75%	3.50%	7.00%
7yr	0-80	7.00%	0.80%	2.75%	3.50%	7.00%
	81-85	3.00%	0.80%	2.75%	3.50%	7.00%
10yr	0-80	10.00%	0.80%	2.75%	3.50%	7.00%
	81-85	6.00%	0.80%	2.75%	3.50%	7.00%

[2]No commission will be paid on (a) any premium of $1,000,000 or more that is allocated or renewed into a 1,5,7 or 10 year term, or (b) a premium that represents, in whole or in part, the surrender or loan proceeds of any life insurance policy or annuity contract issued by Sun Life or its affiliates

[2]Renewal Term: General Agent will also received compensation as described above if General Agent is "general agent of record" on an in-force Contracts on the 45th day of each renewal term after the initial term, compensation equals the contract's Indexed Value on such day multiplied by the applicable percentage from the table above for the term length, contract anniversary and amount of the single premium. Reference to the "contract anniversary" means the number of Contract Year anniversaries since the Issue Date of the Contract.
[2] Policies renewing from a 1year term on their second contract anniversary will pay the following renewal compensation: 1yr to 5yr: 2.75%, 1yr to 7yr: 3.50%, 1yr to 10yr: 7.0%

SPIA Single Premium Immediate Annuity

3.00% of the single premium received and accepted by Keyport under an issued Single Premium Immediate Annuity Contract for which an Agent of the General Agent solicited the application.

KEYPORT VALUE Flexible Payment Deferred Annuity

MVA 5yr: (a) 3.65% of any purchase payment received while both the owner(s) and annuitant are attained age 75 or less.

(b) 1.00% for issue ages 76-90.

MVA 6yr: (a) 4.15% of any purchase payment received while both the owner(s) and annuitant are attained age 75 or less.

(b) 1.00% of any purchase payment received while either owner(s) or annuitant is attained age 76-85.

MVA 7yr: (a) 4.65% of any purchase payment received while both the owner(s) and annuitant are attained age 75 or less.

(b) 1.00% of any purchase payment received while either owner(s) or annuitant is attained age 76-85.

Compensation Chargebacks

Keyport Value, SPIA

In the event any Contract is partially or totally surrendered within one (1) year following the date the flexible premium or single premium is received, even after death, there will be a chargeback of compensation attributable to the amount surrendered in accordance with the following schedules:

Time elapsed since premium date:	Compensation Chargeback:
Zero (0) to Six (6) months	100%
Seven (7) to Twelve (12) months	50%
Over twelve (12) months	0%

SUN DEX ProVantage & SUN DEX 100

In the event any Contract is partially or totally surrendered within the first (12) months of any term following the date the flexible premium is received, there will be a chargeback of 100% of the compensation attributable to the amount surrendered.

KEYPORT INDEX MULTIPOINT

In the event any Contract is partially or totally surrendered within the first six (6) months of any term there will be a chargeback of 100% of the compensation attributable to the amount surrendered. For purpose of this provision and regardless of any Contract language contrary, the amount surrendered may be treated by Sun Life during the first term as first coming out the Contract's single premium and during later terms, as first coming out of the term's initial Indexed Value.

Keyport Index Multipoint 2004

In the event any Contract is partially or totally surrendered within the first Twelve (12) months of any term there will be a chargeback of 100% of the compensation attributable to the amount surrendered in accordance with the following schedules. For purpose of this provision and regardless of any Contract language contrary, the amount surrendered may be treated by Sun Life during the first term as first coming out the Contract's single premium and during later terms, as first coming out of the term's initial Indexed

Refund of Premiums or Purchase Payments

Should any payment under any contract issued by Sun Life be refunded for any reason, Payee shall repay or return any commissions received with respect to such payment.

Internal Conversions

In the event a contract is converted to another Sun Life Assurance Company of Canada (U.S.) or any affiliated company product, a different commission schedule may apply

Conservation Fee

SPIA, Keyaccumulator, Keyport Value

If, after the death of the Annuitant, Primary Owner, or Joint Owner, no surrender occurs within 90 days of death after Sun Life receives notification of death and any required documentation, a Conservation Fee of 100 basis points (1.0%) of the Contract's Accumulated Value will be paid to General Agent if General is "general agent of record". The Fee may be paid before the end of the applicable 90day period. Any payment will be subject to the charge back rules described in the Compensation Chargebacks section.

Sun Dex Provantage, Sun Dex 100, Keyport Index Multipoint, Keyport Index Multipoint 2004

A conservation fee of 100 basis points (1.0%) of the Contract's Indexed Value that is eligible for waiver of surrender charges due to the death of a Covered Person (as described in the Contract) will be paid to the General Agency upon Sun Life receipt of documentation evidencing the intent not to surrender the Contract during the prescribed 90 day period after death. The fee may be subject to the chargeback rules described under the Compensation Chargebacks section.

Miscellaneous

Notwithstanding the above, no compensation will be paid on any purchase payment that represents, in whole or in part, the surrender or loan proceeds of any life insurance policy, annuity contract, or premium fund deposit agreement issued by Sun Life or any affiliated company.

General Agent's compensation will be reduced by any compensation amount Sun Life is obligated under any other compensation agreement to pay MGA's, other GA's or agents.

No further Trail payments will be due or paid upon annuitization of a Sun Dex Provantage or Sun Dex 100 contract.

If any charge back amount exceeds compensation otherwise due, General Agent shall promptly pay back the amount of the excess following a written demand by Sun Life.

Sun Life reserves the right to offset any indebtedness, including commission charge backs, against any other compensation or payments otherwise due General Agent.

This Compensation Schedule applies to all of General Agent's Contracts issued after the effective date stated on the first page hereof. This Compensation Schedule also applies to another general agents Contracts from the date when General Agent becomes "agent" of record if the purchase payments under such Contracts have always been subject to the same compensation option that applied under this Compensation Schedule.

If the General Agency Agreement to which this Compensation Schedule applies terminates, no further payments of any kind will be made to General Agent.

Sun Life reserves the rights to change or replace the compensation schedule by giving at least ten (10) days prior written notice to General Agent. Any such change or replacement will apply to (1) annuity contracts issued on or after the stated effective date of such change or replacement, and (2) all premium purchase payments received on or after the stated effective date.





1. Instructions

To sell Keyport Life Insurance Company Fixed and Variable Annuities products an Agent/Broker must first be properly licensed and then appointed by Keyport Life Insurance Company, a member of the Sun Life Financial group of companies. This form is designed to help expedite this process.

I would like to sell the following Keyport Life Insurance Company products:

Please check appropriate box(es).

[X] Fixed annuities [ ] Variable annuities

in the states of

Please attach a copy of the state insurance licenses for which you are requesting an appointment.

AZ, AL, AR, CA, CT, FL, GA, ID, ... OH, PA, SC, TN, TX, WA, WI, ... VA

NOTE This application for licensing/appointment will only be processed if the General Agent and/or Broker/Dealer with whom you are affiliated has signed and returned a Keyport selling agreement and complied with applicable corporate licensing requirements.

IMPORTANT: When completed, please mail or fax to:

Sun Life Financial
Keyport – Licensing Department
P.O. Box 9133
Wellesley Hills, MA 02481

Fax Number: 401-334-8425

For more information or assistance, please call 1-800-367-3653 prompt #8 twice.

2. Personal Data

Please PRINT clearly.

Name	[X] Male [ ] Female	Social Security Number
Robert J. Tomasini		*** FISMA & OMB Memorandum M-07-16 ***
General Agency/Broker Dealer: Robert James & Associates		
Business Address: 615 River Rd, Kingston, TN 37763		
Residence Address: 615 River Rd, Kingston, TN 37763		
Business Phone: 865-376-4925	Residence Phone: 865-376-1630	Date of Birth (m/d/y): 4/29/57

Have you ever had any license (other than Driver's license) canceled, refused, suspended, restricted, or revoked? .... [ ] Yes [X] No

If "Yes," please provide details.

N/A

Have you ever been convicted of or pled guilty or nolo contendere ("No Contest") to: (1) any felony; or (2) any crime involving insurance or investments, fraud, dishonesty, false statements or omissions, wrongful taking of property, or forgery; or (3) a violation of any federal law? .... [ ] Yes [X] No

If "Yes," please provide details.

N/A

Are you a registered representative? .... [ ] Yes [X] No

If "No," please read and sign Section 2 on Page 2 and return it with this form.

Is this a request for Keyport Life Insurance Company to sponsor your resident license application? .... [ ] Yes [X] No

If "Yes," please read and sign Section 2 on page 2 and return it with this form.





1. Instructions

IMPORTANT: Please fax or mail one copy of this agreement to:

Please execute two copies of this Agreement by providing the signature of an authorized officer. Please retain one copy for your records.

Sun Life Financial
Keyport – Licensing Department
P.O. Box 9133
Wellesley Hills, MA 02481

Fax Number: 401-334-8425

In addition, please be aware that each general agent requesting an appointment with Keyport Life Insurance Company will need to complete the General Agent under Master General Agent Agreement.

2. General Information

Please PRINT clearly.

Name of Master General Agent			
Robert J. Tomasino			
Address: 615 River Rd			
City: Kingston	County: Roane	State: TN	Zip: 37763
I.R.S. Number: *** FISMA & OMB Memorandum M-07-16 ***	Business Phone Number: 865-376-4925		

3. License Information

Please attach a copy of current license.

Qualified to sell Life or Life and Variable in the following states:

AZ, AL, AR, CA, CT, FL, GA, ID, IL, IN, KY, LA, MA, MI, MS, NH, NJ, NM, NC, OH, OR, SC, TN, TX, WVA, WA

4. Personnel Contacts (if applicable)

Licensing	Telephone
Brian Ahrams	

5. Policy Delivery Information (if applicable)

Policies sold by firm should be sent to:

☐ Home Office ☒ Agent of Record ☐ Participant/Owner

If left blank, policies will be mailed to the Agent of Record.

Master General Agent Agreement

Contracts including: (a) printed and published material, audiovisual material, descriptive literature used in direct mail, newspapers, magazines, radio and television scripts, billboards, and similar displays (b) descriptive literature and sales aids of all kinds, including but not limited to circulars, leaflets, booklets, depictions, illustrations (computer generated or otherwise), and form letters (c) material used for the recruitment, training and education of General Agents and/or Agents which is designed to be used or is used to induce the public to purchase or retain Contracts and (d) prepared sales talks

7. TERMINATION.

(a) Automatic Termination. This Agreement will automatically terminate if Contracts become unavailable for further sales for any reason; and will automatically terminate if MGA ceases to hold any requisite license.

(b) Voluntary Termination. Either party may voluntarily terminate this Agreement without cause upon 10 days written notice to the other party. Such termination may be of the entire Agreement or only the application of the Agreement to one or more specifically named General Agents.

(c) Termination for Cause. Either party may terminate this Agreement for cause if the other party engages in any activity that is either in violation of the terms of this Agreement or in violation of any insurance laws or regulations. In the event a party engages in such prohibited activity, the other party may terminate this Agreement by giving three days written notice to the other party.

8. ASSIGNMENT. MGA may not assign any rights, duties, or obligations under this Agreement to any person or entity without Keyport's prior written approval.

9. NOTICE. All written notices under this Agreement shall be effective upon deposit in the United States mail, certified or registered, return receipt requested, to:

Keyport: Legal Department
Keyport Life Insurance Company
SC1335
One Sun Life Executive Park
Wellesley Hills, MA 02481

MGA: Address as noted on Page 1 of this agreement,

unless otherwise directed in writing.

10. ENTIRE AGREEMENT. The foregoing represents the entire agreement between the parties and no party shall be bound by any other promise, agreement, understanding or representation unless it is made by an instrument in writing and signed by both parties.

11. EFFECTIVE DATE. Provided the MGA holds the requisite licenses and has been approved for appointment by Keyport, this agreement shall take effect as of the date it is signed by MGA.

Limitations on Authority

Master General Agent shall have only the authority expressly granted in this Agreement and agrees not to:

a. endorse, deposit, cash, or otherwise negotiate any check drawn to Keyport's order, or to open any bank account in Keyport's name, or to sign Keyport's name in any circumstances, or to have any checks or promissory notes printed with "Keyport Life Insurance Company" thereon.

b. endorse, deposit, cash or otherwise negotiate any check drawn by Keyport to the order of any payee other than the agent.

c. place Keyport under any legal obligation which is not within the express authority granted by Keyport in the Master General Agency Agreement, or elsewhere in writing.

d. accept risks of any kind, to make, modify or discharge contracts, to extend the time for paying the premium, to waive forfeitures or any of Keyport's rights or requirements, to bind Keyport by any statement, promise or representation to agree with any applicant to any extra premium for extra risks or to collect any moneys other than as may be provided in the Master General Agency Agreement.

e. advertise or publicize Keyport's name by using it in any advertising or publicity medium, including newspapers, magazines, television or radio broadcasts, or other means unless the content of such advertising or publicity has first been submitted to, and approved and authorized by Keyport in writing.

f. sign as a witness to any person's signature on any application or other paper relating to the company's business (such as health certificates, amendments, questionnaires, etc.) unless that signature is written in the agent's presence.

g. sign the name of another person, such as an applicant, insured, policyowner, beneficiary, assignee or otherwise, whether or not such person consents thereto.

h. keep custody of a policy, other than a policy on the agent or a member of the agent's family, for a period longer than is necessary for purposes of analysis, record organization and review for servicing (rather, all policies and contracts must be delivered to the respective owner in an expedient manner and in conformance with applicable law).

i. be the assignee, owner or beneficiary of any policy issued by Keyport, other than a policy on the agent or on a member of the agent's family.

j. represent Keyport in any matter whatsoever before any State Insurance Department, or official thereof, or any Governmental Agency; such matters must be submitted to the home office for the attention of a Keyport officer; and

k. affix stamps or labels on policies, policy envelopes or literature of Keyport in such a way as to obliterate or modify in any way the printed matter thereon.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate.

Keyport Life Insurance Company James Lomkin
Authorized Officer X [signature]
Title Administrative Services Officer

Name of Master General Agent Robert J. Tomelli	
Authorized Officer X [signature]	
Title Owner	Date (m/d/y)

Licensee Appointment Data Sheet

3. Investigative Consumer Report Release Form; Broker Background Check

In connection with my contracting and/or appointment as an insurance broker with Keyport Life Insurance Company, and/or any of its affiliated companies, ("the Company"), I understand that the Company will obtain an investigative consumer report on me. The Company may also obtain updates to this investigative consumer report from time to time. This background inquiry will include, among other things, reviews of companies I have associated with, former supervisors, consumer credit, criminal convictions, motor vehicle records, court records, and insurance department files. It will also include information as to my character, work habits, performance and experience along with reasons for leaving previous employers. Further, I understand the Company may be requesting information from various Federal, State, and other agencies which maintain records concerning my past activities relating to my driving, credit, criminal, civil and other experiences and those of any business entity with which I have been associated. I understand that upon written request I will be given a list of the areas which will be researched and included in the investigative consumer report into my background.

I authorize any party or agency contacted by the Company, its representatives, or a consumer reporting agency with which it has contracted for services, to furnish the above-mentioned information directly to the Company, its representatives or the consumer reporting agency, and to rely on a copy of this release as if it were the original. I hereby consent to the Company or its representatives obtaining the above information directly from me or from any source. I have read and understand the summary of my rights under the federal Fair Credit Reporting Act, located at www.ftc.gov/os/statutes/fcra.htm.

California Residents: I acknowledge reviewing the summary of Section 1786.22 of the California Investigation Consumer Reporting Agencies Act at www.privacyprotection.ca.gov outlining my rights under California law in connection with the investigative consumer report. Pursuant to the California Investigation Consumer Reporting Agencies Act, you have a right to request a copy of the investigative consumer report from the following agency:

Business Information Group, Inc.
P.O. Box 130
Southampton, PA 18966
(Tel. 800-260-1680)

Do you wish to have a copy of the report sent to you by the Company? .... ☒ Yes ☐ No

Name: Robert J. Tomasuolo	Drivers License Number: 60346381
Signature: X [signature]	Date (m/d/y): 9/20/03



If this Producer contact information is not correct, please fill out an online change request form. NOTE: Producer name change requests are not permitted online.

Online Producer contact information change request form

License: [illegible] Name: TOMACHKO, ROBERT JAMES

E-mail: rjbjames1@msn.com Mailing Address: 815 RIVER RD

KINGSTON TN 37763

Business Phone: [illegible]

Description	Producer	Trade Name				
Life & Health Codes	C	Current thru 4/30	2004	Renew thru 4/30	Issue Date	1997-03-11
Property & Casualty Codes		Current thru 4/30		Renew thru 4/30	Issue Date	

Click here for a list of insurance codes

Auto Club Codes	Current thru 4/30	Renew thru 4/30	Issue Date
Prebound Codes	Current thru 4/30	Renew thru 4/30	Issue Date
Variable Annuity Codes	Current thru 4/30	Renew thru 4/30	Issue Date

Company Appointments

This form lists all producers in our database. A producer is currently appointed by a company if no cancel date exists with respect to that company. Please note that appointments are processed daily and should appear on line within 3 working days.

Name	Number	Issue Date	Cancel Date
AIG ANNUITY INS CO	13140	2002-05-01	

Back to Producer Search Results

Exhibit 6.1

Transamerica Life Insurance & Annuity (LMG)

85%



PRODUCER COMMISSION RATES – LIFE PRODUCTS

Route to: Kansas City New Producers/Attention: C & L Dept., Fax: 888-837-2820
Existing Producers: Field Accounting, Fax: 816-855-5150

PRODUCER NAME: ______________________ SA CODE (If Available): ______________

GA NAME: Brokers International OWGA CODE: 3713

___/___/___ EFFECTIVE DATE

PRODUCER TYPE:

Newly Contracted GA/IPC ( ) Existing GA/IPC ( )
Newly Contracted Agent ( ) Existing Agent ( )

For a NEW producer, enter contract effective date. For existing producers, changes are effective only with policy applications dated after this form is received and recorded by the appropriate Kansas City Home Office Department. Compensation selection is set at the contract level. DO NOT submit a form for each solicitor under a contract. To establish rates for a NEW producer, complete Parts I and II by circling (or if using Fastforms, indicating) the rate you wish to select for each product. To designate a rate change for an existing producer, change ONLY those products requiring rate changes.

PART I: UNIVERSAL & WHOLE LIFE PRODUCTS

PRODUCER TYPE		FIRST-YEAR COMMISSION RATES	RENEWALS STANDARD OPTIONAL
GA/IPC	Standard	Fixed Universal Life and Executive Whole Life 50% 55% 60% 65% 70% 75% 80% **85%**	**2%**

PART II: TERM, GRADED PREMIUM & GUARANTEED WHOLE LIFE POLICIES

PRODUCER TYPE		FIRST-YEAR COMMISSION RATES	RENEWALS STANDARD OPTIONAL
GA/IPC	Heaped	Trendsetter Super 20/Trendsetter Super 30/10, GWL 45% 50% 55% 60% 65% 70% 75% 80% 85% **90%**	
GA/IPC	Heaped	Trendsetter Super 15 45% 50% 55% 60% 65% 70% 75% 80% **85%**	
GA/IPC	Heaped	Trendsetter Super 10/SalaryGuard 45% 50% 55% 60% 65% 70% 75% **80%**	
GA/IPC	Heaped	Trendsetter Super YRT/Adjustable Term/Final Expense 45% 50% 55% 60% 65% 70% **75%**	

[signature]
GA's Signature

___/___/___
Date

Important:

- For currently contracted producers this form must be submitted to the Field Accounting Department for a change in a currently assigned rate.
- For new producers this form must accompany contract papers to Contracting & Licensing.
- For a change in rates for one application only use the Single Case Assignment Form.

90%



PRODUCER COMMISSION RATES – LIFE PRODUCTS

Route to: Kansas City New Producers/Attention: C & L Dept., Fax: 888-837-2820
Existing Producers: Field Accounting, Fax: 816-855-5150

PRODUCER NAME: ____________ SA CODE (If Available): ________ ___/___/___ EFFECTIVE DATE

GA NAME: Brokers International OWGA CODE: 3713

PRODUCER TYPE: Newly Contracted GA/IPC ( ) Existing GA/IPC ( )
Newly Contracted Agent ( ) Existing Agent ( )

For a NEW producer, enter contract effective date. **For existing producers, changes are effective only with policy applications dated after this form is received and recorded by the appropriate Kansas City Home Office Department.** Compensation selection is set at the contract level. DO NOT submit a form for each solicitor under a contract. To establish rates for a NEW producer, complete Parts I and II by circling (or if using Fastforms, indicating) the rate you wish to select for each product. To designate a rate change for an existing producer, change ONLY those products requiring rate changes.

PART I UNIVERSAL & WHOLE LIFE POLICIES

PRODUCER TYPE		FIRST-YEAR COMMISSION RATES	RENEWALS STANDARD	RENEWALS OPTIONAL
		Fixed Universal Life and Executive Whole Life		
GA/IPC	Standard	50% 55% 60% 65% 70% 75% 80% 85% (90%)	(2%)	

PART II TERM, GRADED PREMIUM, SIGNATURE GUARANTEED WHOLE LIFE POLICIES

PRODUCER TYPE		FIRST-YEAR COMMISSION RATES	RENEWALS STANDARD	RENEWALS OPTIONAL
		Trendsetter Super 20/Trendsetter Super 30/10, GWL		
GA/IPC	Heaped	45% 50% 55% 60% 65% 70% 75% 80% 85% 90% (95%)		
		Trendsetter Super 15		
GA/IPC	Heaped	45% 50% 55% 60% 65% 70% 75% 80% 85% (90%)		
		Trendsetter Super 10/SalaryGuard		
GA/IPC	Heaped	45% 50% 55% 60% 65% 70% 75% 80% (85%)		
		Trendsetter Super YRT/Adjustable Term/Final Expense		
GA/IPC	Heaped	45% 50% 55% 60% 65% 70% 75% (80%)		

[signature]
GA's Signature ___/___/___ Date

Important:

- For currently contracted producers this form must be submitted to the Field Accounting Department for a change in a currently assigned rate.
- For new producers this form must accompany contract papers to Contracting & Licensing.
- For a change in rates for one application only use the Single Case Assignment Form.

TRANSAMERICA INSURANCE & INVESTMENTS

CONTRACT APPLICATION FOR:

( ) Agent Contract (Full-time Career Agent)
(X) Independent Producer Contract (Broker)
( ) Sales Director (Application required for individuals not currently contracted with Transamerica)

Requesting GA Name: Robert Tonachio GA Code: ______ Date: 11/16/05

PART I To be completed by applicant. Please read carefully and answer all questions.

Applicant is: (X) An Individual ( ) A Corporation ( ) A Partnership

I am requesting an agreement with:

(X) Transamerica Occidental Life Insurance Company (TOLIC—Fixed Life and/or Long-Term Care Insurance)

( ) Transamerica Life Insurance and Annuity Company (TALIAC—Fixed Annuities and/or Retirement Services)

( ) Transamerica Assurance Company (TAC—Worksite Marketing)

I am also requesting the company(ies) make application(s) to the Department(s) of Insurance for the issuance of a license and/or appointment authorizing the solicitation of applications on behalf of the company(ies). I understand that I may not solicit applications for the company(ies) until I am properly licensed and appointed.

( ) ***I intend to solicit Long-Term Care Insurance applications for TOLIC (check if applicable, in addition to contract type).***

(Please see Part VI for additional provisions regarding applicant's agreement to be bound by the Agent and/or IPC contract or contracts.)

PART II Applicant Name and Address Information

Section A: (If applicant is an individual, complete section A only.)

Last Name: Tonachio First Name: Robert Middle Name: James

Social Security Number: ***FISMA & OMB Memorandum M-07-16*** Do you plan to market using a DBA? ____ Yes X No If so, please provide the supporting documentation, i.e., approval of required jurisdiction(s), DBA Name: ______
(See page six for general instructions concerning Taxpayer Identification Number (TIN) Information.)

Home Phone # (865) 376 1030 Cell Phone # ( ) ______ Pager # ( ) ______

Business # (865) 376-4925 Fax # (865) 376-2294 E-mail Address: robjames@bellsouth.net

Mr. X Mrs.___ Ms.___ D.O.B. 04/20/37 Driver's License # 603446381 State: TN

Business Address: 615 River Road (Street) Kingston (City) TN (State) 37763 (Zip Code)

Mailing Address: 615 River Road (Street) Kingston (City) TN (State) 37763 (Zip Code)

Residence Address: ______ (Street) ______ (City) ______ (State) ______ (Zip Code)

How long at this residence address? 20+ Years ____ Months If less than five years, please provide past five years below:

Residence Address: Street	City	State	Zip Code

Section B: (If applicant is a corporation or partnership, complete section B only.)

Partnership or Corporate Firm Name: ______ EIN: ____-______
(SEE PAGE 6 FOR INSTRUCTIONS)

Do you plan to do business as a DBA? ____ Yes ____ No If so, please provide the supporting documentation, i.e., approval of required jurisdiction(s), DBA Name: ______, and EIN for DBA if acquired ____-______
(See page six for general instructions concerning Taxpayer Identification Number (TIN) Information)



TRANSAMERICA
INSURANCE & INVESTMENTS

AUTO-PAY AUTHORIZATION
TO BE COMPLETED BY THE PRODUCER

GA Name: Robert Tonachio **GA Code:** ____________

This section authorizes Transamerica to deposit your monthly compensation into your checking, money market or savings account. For checking or money market account, please include a voided check. For savings account, please include a deposit slip.

I hereby authorize Transamerica Occidental Life Insurance Company (TOLIC) and Transamerica Life Insurance and Annuity Company (TALIAC) (hereafter called the Company) to initiate deposits (credits) and/or corrections to the previous credits to the financial institution indicated below. The financial institution is authorized to credit and/or correct the amounts to my account. This authority is to remain in full force and effect until the Company has received written notification from me of its termination in such time and such manner as to afford the Company and the financial institution a reasonable opportunity to act on it.

Your Name: Robert Tonachio **Your Control Code:** ____________

Social Security Number: *** FISMA & OMB Memorandum M-07-16 ***

Financial Institution Name: Regions Bank

Financial Institution Address: **Street** ____________ **City** Kingston, **State** TN, **Zip Code** 37763

Checking or Savings Account Number: 7305106036 **EFT Transit/ABA Number:** 264071590

Account Types: (X) **Checking/Money Market** ( ) **Savings**

[signature]
Applicant's Signature

11/16/05
Date

TOA 558 Ed. 3/00

PART V — Notice and Release

Notice to Persons Applying for Sales Representative Positions with Transamerica Occidental Life Insurance Company, Transamerica Assurance Company, and Transamerica Life Insurance and Annuity Company

Federal law requires you be advised that in connection with your application to represent Transamerica Occidental Life Insurance Company, Transamerica Assurance Company, and Transamerica Life Insurance and Annuity Company (referred to as "Transamerica") for the purpose of selling its products, a consumer report and/or investigative consumer report may be prepared whereby information is obtained through credit reporting agencies and/or personal interviews with your neighbors, friends, or others with whom you are acquainted. Such reports are usually part of the process of evaluating suitability for a sales representative position. Inquiry may be made into your character, general reputation, personal characteristics and mode of living and credit information. It is possible that a representative of a firm employed to make such reports may call upon you in person.

You have a right to request disclosure of the nature and scope of the investigation upon written request to our Home Office made within a reasonable time after the receipt of this notice. A summary of your rights under the Fair Credit Reporting Act is attached hereto.

Authority for Release of Information

To Whom It May Concern:

I hereby authorize Transamerica or its legal representative to obtain any information from former or current employers, criminal justice agencies, consumer reporting agencies, or individuals, relating to my activities. This information may include, but is not limited to achievement, performance, attendance, personal history, credit, and conviction records. I hereby direct you to release such information upon request to Transamerica or its legal representative. I understand that Transamerica or its legal representative may be required by law to release information obtained to government agencies.

I hereby release all persons and entities, including record custodians, from any and all liability for damages of whatever kind or nature which may at any time result to me on account of compliance, or any attempts to comply, with this authorization. A photocopy of this release shall be as valid as the original.

PART VI — Applicant Signature Section

I have thoroughly reviewed this application and have answered all questions to the best of my knowledge. By signing below, I hereby agree to all matters set forth above and below, including, without limitation, a multi-company assignment of commissions set forth in Part VIII and the acknowledgment authorizations and releases set forth in Part V.

I hereby agree that if and when any or all of the companies issue to me any Contract(s) for which I hereby apply, I will be bound by such Contract(s) (Independent Producer Contract on form number CNT-550 for TOLIC, CWN-550 for TAC, TFN-550 for TALIAC; or Agent Contract on form number CNT-500 for TOLIC, CWN-500 for TAC, TFN-500 for TALIAC; or on Non-Individual Agent Contract form number CNT-525 for TOLIC, CWN-525 for TAC, and TFN-525 for TALIAC). I understand that my supervising office has specimen forms of the Contract(s) on file and I have had the opportunity to review such Contract(s). My submitting to the company any application for an insurance policy or annuity contract shall constitute my agreement to such Contract(s), and all of the terms, conditions, and provisions set forth therein. I acknowledge that by signing this Contract Application and by submitting any such insurance application for an insurance policy or annuity contract, I have so agreed to the Contract(s) and no further signature by me shall be necessary.

I have been provided with pages five (5) through ten (10) of this application, for my records.

[signature] Applicant Signature — 11 / 16 / 05 Date

PART VII — General Agent Signature Section

GA Signature ____ — __/__/__ Date

PART IV

Background Information (Confidential Data)

The following questions must be answered by the applicant. If the applicant is a corporation or partnership, the questions apply to the firm and to each of its principals and officers. *If you answer YES to any questions, please complete details and explanation on a separate sheet of paper and provide supporting documentation.*

1) Have you ever been convicted of, pled guilty, or no contest to a felony or misdemeanor? _____Yes __X__No
Note: You may omit misdemeanor convictions for possession of marijuana that occurred more than two years ago.

2) Is there any criminal indictment or criminal proceeding pending against you? _____Yes __X__No

3) Have you, or any business of which you were or presently are a principal, been involved in a bankruptcy action within the last seven years? _____Yes __X__No (If YES, please attach detailed explanation and a copy of the discharge papers, if applicable.)

4) Have you been a plaintiff or defendant in any court proceeding within the last seven years? _____Yes __X__No
Note: You may omit actions involving matters of family law.

5) Do you presently have, or have you ever had, any professional designations or memberships in industry organizations? __X__Yes _____No (If YES, please provide a list of such designations or memberships and indicate dates of activity.) CSA

6) Have you ever had any license denied, suspended, or revoked, or been the subject of a disciplinary action which resulted in a fine, penalty or restricted license status? "License" shall include the following: a license issued by a state insurance department, a state securities agency, the NASD, the SEC, or any other regulatory agency (*or any other professional license or designation*).
_____Yes __X__No

7) Have you ever been discharged, or have you ever been requested to resign, from any employment? _____Yes __X__No

8) Have you ever had any company appointments involuntarily terminated? _____Yes __X__No

9) Are there any outstanding judgments, liens, or garnishments against you, or any business of which you were or presently are a principal? _____Yes __X__No

10) Do you have unresolved matters pending with the Internal Revenue Service or other taxing authorities? _____Yes __X__No

11) Does any insurer, general agent, agent, or broker claim you are indebted to it for unpaid premiums, mishandling collateral, losses sustained, or any other reason? _____Yes __X__No

12) Has any E&O carrier denied, paid claims on, or canceled your coverage? _____Yes __X__No

13) Are you currently covered under an E&O policy? __X__Yes _____No If yes, give details on the next line.
(Please provide copy of policy face page or certificate.)

Name of Carrier: Cal-Surance Coverage Exp. Date: 03/01/06 Amount of Coverage:__________

14) Has a bonding or surety company denied, paid out on, or revoked a bond for you? _____Yes __X__No

15) Have you ever had a bond declined or canceled? _____Yes __X__No

16) Are you currently bonded? _____Yes __X__No

Business # (___)_____-______ Fax # (___)_____-______ E-mail Address:________

Business Address: Street, City, State, Zip Code

____________________, ________, ______, ______

Mailing Address, if different from business address:

____________________, ________, ______, ______

Name of person who will sign as principal of this organization: ________________ Title ________

(Please complete Part II, Section A for principal.)
(A Solicitor Application form, TOA 560, must be completed for additional principals and signing officers.)
For corporation/partnership, give names of all officers and principals, and their titles. If necessary, please continue on a separate sheet of paper. (Please complete a Solicitor Application form for each person who will solicit Transamerica business on behalf of the corporation or partnership.)

NAME	TITLE	NAME	TITLE

PART III Employment/Appointment History

1) How long have you been an insurance agent or broker? 43 yrs . Below, please list the companies that you currently represent.

Company Name	Effective Date
Indianapolis Life	
Lincoln Financial	
* Additional Co's Avail if Needed	

2) If this information covers less than five years, please provide details of employment history to complete the five-year period in the following section.

Employer	Address	Position	From	To

3) Are you now or have you ever been contracted with any Transamerica company? ✓ Yes ____ No If yes, which agency? Transamerica Life Insurance & Annuity Co thru

4) Please provide a copy of your individual and/or corporate resident license (and/or a copy of your Letter of Certification, if your resident state requires such).

5) Do you plan to solicit Transamerica business in other states? ____ Yes X No If so, are you currently licensed in those states? ____ Yes ____ No. If yes, please provide details including copy(ies) of license(s) for those states *(please provide copy(ies) of non-resident license(s) and send non-resident fees.)* If not, please be aware that no solicitation of business may occur until you are properly licensed and appointed as required in those states.

6) Do you plan to have any of your employees solicit Transamerica business on your behalf? ____ Yes X No. If so, please have every employee soliciting Transamerica business complete a Solicitor Application form.

PART VIII: MULTI-COMPANY ASSIGNMENT OF ALL COMMISSIONS AS COLLATERAL SECURITY

The Applicant, hereinafter called the Assignor, for value received, assigns to Transamerica Occidental Life Insurance Company, Transamerica Life Insurance and Annuity Company and Transamerica Assurance Company, and to any other company which is a subsidiary or affiliate of Transamerica Occidental Life Insurance Company, Transamerica Corporation or Transamerica Insurance Corporation of California, individually and collectively referred to herein as Assignee or Assignees, their successors and assigns, all of the Assignor's rights, title and interest in and to any and all commissions and other compensation of any nature whatsoever now due and payable or hereafter to become due and payable under the terms of any and all agency contracts and commission agreements, now or hereafter existing, between the Assignor and each Assignee.

This Assignment is given to secure the payment of any present or future debit balance in the Assignor's account with each Assignee and any other present or future indebtedness of the Assignor to each Assignee. Notwithstanding anything to the contrary in any other agreement heretofore or hereafter executed between the Assignor and any Assignee, it is expressly agreed, but not by way of limitation, that the foregoing includes repayment of advances against commissions heretofore or hereafter given to the Assignor by any Assignee toward repayment of such advances and interest.

This Assignment shall be subject without exception to the terms, limitations and conditions of said agency contracts and commission agreements and to all rights thereunder of the Assignees, their successors and assigns. Notwithstanding this Assignment there is reserved to each Assignee, its successors and assigns, the right to offset against said commissions and other compensation any and all advances from the Assignees to the Assignor and any indebtedness without exception of the Assignor to any Assignee now existing and such other and future indebtedness which any Assignee, its successors and assigns, would have been authorized to deduct from or offset against said commissions or other compensation payable to the Assignor if this Assignment had not been made. If the Assignor is or hereafter becomes insured under or covered by any group insurance, pension, retirement, deferred compensation or other benefits plan, or any policy plan providing errors and omissions protection or similar insurance, provided by any Assignee for its agents or utilizing any Assignee's accounting facilities, the Assignor reserves the right to authorize any Assignee, or to continue any existing authorization, to deduct from said commissions and other compensation the Assignor's premium or other contributions to or for such plans and policies and to authorize increases in the amount of such deductions.

It is the intent of this Assignment that any Assignee receive and retain the commissions and other compensation which are the subject of this Assignment only to the extent necessary to secure repayment of any present or future debit balance in the Assignor's account with such Assignee and any other present or future indebtedness of the Assignor to such Assignee. Therefore, notwithstanding anything to the contrary herein, each Assignee is hereby authorized and directed to pay all commissions and other compensation in the Assignor's account with such Assignee to the Assignor for his/her own use and purpose unless and until an Assignee determines that it is necessary to enforce the terms of this Assignment to protect its interest in such debit balances and other indebtedness within the intent of this Assignment.

Each Assignee is hereby authorized and directed to pay all commissions and other compensation hereby assigned directly to any other Assignee, unless and until it receives a written release of this Assignment.

All Assignees are hereby authorized to receive any moneys now due and payable and which may become due and payable under the above indicated agency contracts and commission agreements. The Assignor hereby ratifies any acts that any Assignee may make in connection with this Assignment.

It is intended that the provisions of this Agreement be construed in the same manner as if the Assignor had executed separate assignments in favor of each of the companies that constitute an Assignee hereunder.

Notice

Notice to Persons Applying for Sales Representative Positions with Transamerica Occidental Life Insurance Company, Transamerica Assurance Company, and Transamerica Life Insurance and Annuity Company

Federal law requires you be advised that in connection with your application to represent Transamerica Occidental Life Insurance Company, Transamerica Assurance Company, and Transamerica Life Insurance and Annuity Company (referred to as "Transamerica") for the purpose of selling its products, a consumer report and/or investigative consumer report may be prepared whereby information is obtained through credit reporting agencies and/or personal interviews with your neighbors, friends, or others with whom you are acquainted. Such reports are usually part of the process of evaluating suitability for a sales representative position. Inquiry may be made into your character, general reputation, personal characteristics and mode of living and credit information. It is possible that a representative of a firm employed to make such reports may call upon you in person.

You have a right to request disclosure of the nature and scope of the investigation upon written request to our Home Office made within a reasonable time after the receipt of this notice. A summary of your rights under the Fair Credit Reporting Act is attached hereto.

PART IX General Instructions Concerning Taxpayer Identification Number (TIN)

Under current tax laws, you are required to give us your correct TIN (either a Social Security Number (SSN) or Employer Identification Number (EIN)).

The Internal Revenue Services (IRS) uses the TIN for identification purposes and to help verify the accuracy of your tax return. You must provide your TIN whether or not you are required to file a tax return.

Transamerica must generally withhold 31% of your commission payments if you do not give us a correct TIN. Certain penalties may also apply. Following are some general guidelines:

- **Individuals:** If you are an individual, you must provide the name shown on your social security card. However, if you have changed your last name (e.g., due to marriage) without informing the Social Security Administration, please enter your first name, the last name shown on your social security card and your new last name.

- **Sole Proprietors:** You (the owner) must provide your individual name as it appears on your social security card. You may also provide your "doing business as" name. You may use either your SSN or EIN. Show the name that appears on your social security card and the business name as it was used to apply for your EIN or Form SS-4. Please note that use of an EIN may result in unnecessary IRS notices being sent to Transamerica by the IRS.

- **Corporation and Partnerships:** Provide us the name and EIN of the partnership or corporation.

If you do not have a TIN, you must request one from the Social Security Administration by using Form SS-4 (for EINs) or SS-5 (for SSNs).

Attachments/Enclosures

- ◊ Additional information to any "Yes" answers
- ◊ Copy of current resident license
- ◊ Copy of non-resident license(s)
- ◊ Supporting documentation, i.e., court records
- ◊ Voided check or savings deposit slip for Auto-Pay

A Summary of Your Rights
Under the Fair Credit Reporting Act

The federal Fair Credit Reporting Act (FCRA) is designed to promote accuracy, fairness, and privacy of information in the files of every "consumer reporting agency" (CRA). Most CRAs are credit bureaus that gather and sell information about you – such as if you pay your bills on time or have filed bankruptcy – to creditors, employers, landlords, and other businesses. You can find the complete text of the FCRA, 15 U.S.C. 1681-1681u, at the Federal Trade Commission's web site (*http://www.ftc.gov*). The FCRA gives you specific rights, as outlined below. You may have additional rights under state law. You may contact a state or local consumer protection agency or a state attorney general to learn those rights.

- **You must be told if information in your file has been used against you.** Anyone who uses information from a CRA to take action against you – such as denying an application for credit, insurance, or employment – must tell you, and give you the name, address, and phone number of the CRA that provided the consumer report.

- **You can find out what is in your file.** At your request, a CRA must give you the information in your file, and a list of everyone who has requested it recently. There is no charge for the report if a person has taken action against you because of information supplied by the CRA, if you request the report within 60 days of receiving notice of the action. You also are entitled to one free report every 12 months upon request if you certify that (1) you are unemployed and plan to seek employment within 60 days, (2) you are on welfare, or (3) your report is inaccurate due to fraud. Otherwise, a CRA may charge you up to eight dollars.

- **You can dispute inaccurate information with the CRA.** If you tell a CRA that your file contains inaccurate information, the CRA must investigate the items (usually within 30 days) by presenting to its information source all relevant evidence you submit, unless your dispute is frivolous. The source must review your evidence and report its findings to the CRA. (The source also must advise national CRAs – to which it has provided the data – of any error.) The CRA must give you a written report of the investigation and a copy of your report if the investigation results in any change. If the CRA's investigation does not resolve the dispute, you may add a brief statement to your file. The CRA must normally include a summary of your statement in future reports. If an item is deleted or a dispute statement is filed, you may ask that anyone who has recently received your report be notified of the change.

DO NOT RETURN THIS COPY OF THE SUMMARY OF RIGHTS UNDER THE FAIR CREDIT REPORTING ACT. IT IS YOURS TO KEEP, FOR YOUR FILE.

- **Inaccurate information must be corrected or deleted.** A CRA must remove or correct inaccurate or unverified information from its files, usually within 30 days after you dispute it. **However, the CRA is not required to remove accurate data from your file unless it is outdated (as described below) or cannot be verified.** If your dispute results in any change to your report, the CRA cannot reinsert into your file a disputed item unless the information source verifies its accuracy and completeness. In addition, the CRA must give you a written notice telling you it has reinserted the item. The notice must include the name, address, and phone number of the information source.

- **You can dispute inaccurate items with the source of the information.** If you tell anyone – such as a creditor who reports to a CRA – that you dispute an item, they may not then report the information to a CRA without including a notice of your dispute. In addition, once you've notified the source of the error in writing, it may not continue to report the information if it is, in fact, an error.

- **Outdated information may not be reported.** In most cases, a CRA may not report negative information that is more than seven years old; 10 years for bankruptcies.

- **Access to your file is limited.** A CRA may provide information about you only to people with a need recognized by the FCRA – usually to consider an application with a creditor, insurer, employer, landlord, or other business.

- **Your consent is required for reports that are provided to employers, or reports that contain medical information.** A CRA may not give out information about you to your employer, or prospective employer, without your written consent. A CRA may not report medical information about you to creditors, insurers, or employers without your permission.

- **You may choose to exclude your name from CRA lists for unsolicited credit and insurance offers.** Creditors and insurers may use file information as the basis for sending you unsolicited offers of credit or insurance. Such offers must include a toll-free phone number for you to call if you want your name and address removed from future lists. If you recall, you must be kept off the lists for two years. If you request, complete, and return the CRA form provided for this purpose, you must be taken off the lists indefinitely.

- **You may seek damages from violators.** If a CRA, a user, or (in some cases) a provider of CRA data violates the FCRA, you may sue them in state or federal court.

The FCRA gives several different federal agencies authority to enforce the FCRA:

FOR QUESTIONS OR CONCERNS REGARDING:	PLEASE CONTACT:
CRAs, creditors and others not listed below	Federal Trade Commission Consumer Response Center - FCRA Washington, DC 20580 202-326-3761
National banks, federal branches/agencies of foreign banks (word "National" or initials "N.A." appear in or after bank's name)	Office of the Comptroller of the Currency Compliance Management, Mail Stop 6-6 Washington, DC 20219 800-613-6743
Federal Reserve System member banks (except national banks, and federal branches/agencies of foreign banks)	Federal Reserve Board Division of Consumer & Community Affairs Washington, DC 20551 202-452-3693
Savings associations and federally chartered savings banks (word "Federal" or initials "F.S.B." appear in federal institution's name)	Office of Thrift Supervision Consumer Programs Washington, DC 20552 800-842-6929
Federal credit unions (words "Federal Credit Union" appear in institution's name)	National Credit Union Administration 1775 Duke Street Alexandria, VA 22314 703-518-6360
State-chartered banks that are not members of the Federal Reserve System	Federal Deposit Insurance Corporation Division of Compliance & Consumer Affairs Washington, DC 20429 800-934-FDIC
Air, surface, or rail common carriers regulated by former Civil Aeronautics Board or Interstate Commerce Commission	Department of Transportation Office of Financial Management Washington, DC 20590 202-366-1306
Activities subject to the Packers and Stockyards Act, 1921	Department of Agriculture Office of Deputy Administrator - GIPSA Washington, DC 20250 202-720-7051

TRANSAMERICA
INSURANCE & INVESTMENT GROUP

☐ Transamerica Occidental Life Insurance Company
Home Office: Cedar Rapids, IA 52499
Administrative Office: P.O. Box 419521
Kansas City, MO 64141-6521

☐ Transamerica Life Insurance Company
Home Office: Cedar Rapids, IA 52499
Administrative Office: P.O. Box 419521
Kansas City, MO 64141-6521

CONTRACT APPLICATION FOR:
☐ Agent Contract (Full-time Career Agent)
☐ Independent Producer Contract (Broker)
☐ Sales Director (Application required for individuals not currently contracted with Transamerica)

Requesting GA Name: ______ Office ID: ______ Date: ___/___/___

PART I To be completed by applicant. Please read carefully and answer all questions.

Applicant is: ☐ An Individual ☑ A Corporation ☐ A Partnership

I am requesting an agreement with:

☐ Transamerica Occidental Life Insurance Company (TOLIC - Fixed Life)
☐ Transamerica Life Insurance Company (TLIC)

I am also requesting the company(ies) make application(s) to the Department(s) of Insurance for the issuance of a license and/or appointment authorizing the solicitation of applications on behalf of the company(ies). I understand that I may not solicit applications for the company

(Please see Part VI for additional provisions regarding applicant's agreement to be bound by the Agent and/ or IPC contract or contracts).

PART II Applicant Name and Address Information

Section A: (If applicant is an individual, complete section A only.)

Last Name: Tonacchio First Name: Robert Middle Name: James

Social Security Number: ***FISMA & OMB Memorandum M-07-16*** Do you plan to market using a DBA? ☐ Yes ☐ No If so, please provide the supporting documentation, i.e., approval of required jurisdiction(s), DBA Name: ______
(See page six for general instructions concerning Taxpayer Identification Number (TIN) Information.)

Home Phone #: (865) 376-4925 Cell Phone #: ( ) ______ Pager #: ( ) ______
Business Phone #: (866) 204-3631 x 4 Fax #: (865) 376-2294 Email Address: rja admin@bellsouth.net
☐ Mr. ☐ Mrs. ☐ Ms. D.O.B. 4/20/37 Driver's License # ______ State: TN

Business/Alternate Address:
615 River Road Kingston TN 37763
Mailing/Primary Address: Street City State Zip Code

Residence Address: Street City State Zip Code
Same
Street City State Zip Code

How long at this residence address? 30+ Years ___ Months If less than five years, please provide past five years below:

Residence Address: Street City State Zip Code

Section B: (If applicant is a corporation or partnership, complete section B only).

Partnership or Corporate Firm Name: Robert James & Associates, Inc EIN: 562552892
(SEE PAGE 6 FOR INSTRUCTIONS)

Do you plan to do business as a DBA? ☐ Yes ☐ No If so, please provide the supporting documentation, i.e., approval of

PART V	Notice and Release

Notice to Persons Applying for Sales Representative Positions with Transamerica Occidental Life Insurance Company and Transamerica Life Insurance Commpany

Federal law requires you be advised that in connection with your application to represent Transamerica Occidental Life Insurance Company and Transamerica Life Insurance Company (referred to as "Transamerica") for the purpose of selling its products, a consumer report and/or investigative consumer report may be prepared whereby information is obtained through credit reporting agencies and/or personal interviews with your neighbors, friends, or others with whom you are acquainted. Such reports are usually part of the process of evaluating suitability for a sales representative position. Inquiry may be made into your character, general reputation, personal characteristics, and mode of living and credit information. It is possible that a representative of a firm employed to make such reports may call upon you in person.

You have a right to request disclosure of the nature and scope of the investigation upon written request to our Home Office made within a reasonable time after the receipt of this notice. A summary of your rights under the Fair Credit Reporting Act is attached hereto.

Authority for Release of Information

To Whom It May Concern:

I hereby authorize Transamerica or its legal representative to obtain any information from former or current employers, criminal justice agencies, consumer reporting agencies, or individuals, relating to my activities. This information may include, but is not limited to achievement, performance, attendance, personal history, credit and conviction records. I hereby direct you to release such information upon request to Transamerica or its legal representative. I understand that Transamerica or its legal representative may be required by law to release information obtained to government agencies.

I hereby release all persons and entities, including record custodians, from any and all liability for damages of whatever kind or nature which may at any time result to me on account of compliance, or any attempts to comply, with this authorization. A photocopy of this release shall be as valid as the original.

PART VI	Applicant Signature Section

I have thoroughly reviewed this application and have answered all questions to the best of my knowledge. By signing below, I hereby agree to all matters set forth above and below, including, a multi-company assignment of commissions set forth in Part VIII and the acknowledgement authorizations and releases set forth in Part V.

I hereby agree that if and when any or all of the companies issue to me any Contract(s) for which I hereby apply, I will be bound by such Contract(s) (Independent Producer Contract on form number CNT-550 for TOLIC, or Agent Contract on form number CNT-500 for TOLIC, or on Non-Individual Agent Contract form number CNT-525 for TOLIC. I understand that my supervising office has specimen forms of the Contract(s) on file and I have had the opportunity to review such Contract(s). My submitting to the company any application for an insurance policy or annuity contract shall constitute my agreement to such Contract(s), and all of the terms, conditions, and provisions set forth therein. I acknowledge that by signing this Contract Application and by submitting any such insurance application for an insurance policy or annuity contract, I have so agreed to the Contract(s) and no further signature by me shall be necessary.

I have been provided with pages five (5) through ten (10) of this application, for my records.

Robert James & Associates, Inc [signature]
Applicant Signature

8-2-06
Date

PART VII	General Agent Signature Section

GA Signature

Date

PART IV	Background Information (Confidential Data)

The following questions must be answered by the applicant. If the applicant is a corporation or partnership, the questions apply to the firm and to each of its principals and officers. *If you answer YES to any questions, please complete details and explanation on a separate sheet of paper and provide supporting documentation.*

1) Have you ever been convicted of, pled guilty, or no contest to a felony or misdemeanor? ☐ Yes ☑ No
Note: You may omit misdemeanor convictions for possession of marijuana that occurred more than two years ago.

2) Is there any criminal indictment or criminal proceeding pending against you? ☐ Yes ☑ No

3) Have you, or any business of which you were or presently are a principal, been involved in a bankruptcy action within the last seven years? (If YES, please attach detailed explanation and a copy of the discharge papers, if applicable.) ☐ Yes ☑ No

4) Have you been a plaintiff or defendant in any court proceeding within the last seven years? ☐ Yes ☑ No
Note: You may omit actions involving matters of family law.

5) Do you presently have, or have you ever had, any professional designations or memberships in industry organizations? (If YES, please provide a list of such designations or memberships and indicate dates of activity.) ☐ Yes ☑ No

6) Have you ever had any license denied, suspended or revoked, or been the subject of a disciplinary action which resulted in a fine, penalty, or restricted license status? "License" shall include the following: a license issued by a state insurance department, a state securities agency, the NASD, the SEC, or any other regulatory agency *(or any other professional license or designation).* ☐ Yes ☑ No

7) Have you ever been discharged, or have you ever been requested to resign, from any employment? ☐ Yes ☑ No

8) Have you ever had any company appointments involuntarily terminated? ☐ Yes ☑ No

9) Are there any outstanding judgments, liens, or garnishments against you, or any business of which you were or presently are a principal? ☐ Yes ☑ No

10) Do you have unresolved matters pending with the Internal Revenue Service or other taxing authorities? ☐ Yes ☑ No

11) Does any insurer, general agent, agent, or broker claim you are indebted to it for unpaid premiums, mishandling collateral, losses sustained, or any other reason? ☐ Yes ☑ No

12) Has any E&O carrier denied, paid claims on, or canceled your coverage? ☐ Yes ☑ No

13) Are you currently covered under an E&O policy? If yes, give details on the next line. ☐ Yes ☑ No
(Please provide copy of policy face page or certificate.)

Name of Carrier: ______________________
Coverage Exp. Date: ___/___/___ Amount of Coverage: __________

14) Has a bonding or surety company denied, paid out on, or revoked a bond for you? ☐ Yes ☑ No

15) Have you ever had a bond declined or canceled? ☐ Yes ☑ No

Business Phone #: (866) 204-3631 Fax #: (865) 376-2294 Email Address: rjaadmin@bellsouth.net

Business/Alternate Address: Street suit 4 | City | State | Zip Code

615 River Road, Kingston, Tn, 37763

Mailing/Primary Address: *(if different from Business Address)*

Name of person who will sign as principal of this organization: Bob Tonacchio Title president

(Please complete Part II, Section A for principal.)

(A Solicitor Application form TOA 560, must be completed for additional principals and signing officers.)

For corporation/partnership, give names of all officers and principals, and their titles. If necessary, please continue on a separate sheet of paper.

(Please complete a Solicitor Application form for each person who will solicit Transamerica business on behalf of the corporation or partnership.)

NAME	TITLE	NAME	TITLE
Bob Tonacchio	president		

PART III **Employment/Appointment History**

1) How long have you been an insurance agent or broker?

Below, please list the companies that you currently represent:

Company Name:	Effective Date:
AmerUs	
Legacy	
Sunlife	

2) If this information covers less than five years, please provide details of employment history to complete the five-year period in the following section.

Employer	Address	Position	From	To

3) Are you now or have you ever been contracted with any Transamerica company? ☑ Yes ☐ No

If yes, with which agency? 10684

4) Please provide a copy of your individual and/or corporate resident license (and/or a copy of your Letter of Certification, if your resident state requires such).

5) Do you plan to solicit Transamerica business in other jurisdiction? ☑ Yes ☐ No If so, are you currently licensed in those states? ☑ Yes ☐ No If yes, please provide details including copy(ies) of license(s) for those states. *(Please provide copy(ies) of non-resident license(s) and send non-resident fees).* If not, please be aware that no solicitation of business may occur until you are properly licensed and appointed as required in those states.

6) Do you plan to have any of your employees solicit Transamerica business on your behalf? ☑ Yes ☐ No. If so, please have every employee soliciting Transamerica business complete a Solicitor Application form.

Business # (865) 376-4925 Fax # (865) 376-2294 E-mail Address: robjames@bellsouth.ne

Business Address: Street	City	State	Zip Code
615 River Road	Kingston	Tn	37763

Mailing Address, if different from business address:

_______________, _______________, _______________

Name of person who will sign as principal of this organization: Robert James Tonachio Title President

(Please complete Part II, Section A for principal.)
(A Solicitor Application form, TOA 560, must be completed for additional principals and signing officers.)
For corporation/partnership, give names of all officers and principals, and their titles. If necessary, please continue on a separate sheet of paper. (Please complete a Solicitor Application form for each person who will solicit Transamerica business on behalf of the corporation or partnership.)

NAME	TITLE	NAME	TITLE

PART III **Employment/Appointment History**

1) How long have you been an insurance agent or broker? 20+ . Below, please list the companies that you currently represent.

Company Name	Effective Date
Indianopolish Life	
Lincoln Financial	
Additional Co's Avail if needed	

2) If this information covers less than five years, please provide details of employment history to complete the five-year period in the following section.

Employer	Address	Position	From	To

3) Are you now or have you ever been contracted with any Transamerica company? ✓ Yes ___ No If yes, which agency? TRAnamerica Life Insurance + Annuity Co

4) Please provide a copy of your individual and/or corporate resident license (and/or a copy of your Letter of Certification, if your resident state requires such).

5) Do you plan to solicit Transamerica business in other states? ___ Yes X No If so, are you currently licensed in those states? ___ Yes ___ No. If yes, please provide details including copy(ies) of license(s) for those states *(please provide copy(ies) of non-resident license(s) and send non-resident fees.)* If not, please be aware that no solicitation of business may occur until you are properly licensed and appointed as required in those states.

6) Do you plan to have any of your employees solicit Transamerica business on your behalf? ___ Yes X No. If so, please have every employee soliciting Transamerica business complete a Solicitor Application form.

PART IV — **Background Information (Confidential Data)**

The following questions must be answered by the applicant. If the applicant is a corporation or partnership, the questions apply to the firm and to each of its principals and officers. ***If you answer YES to any questions, please complete details and explanation on a separate sheet of paper and provide supporting documentation.***

1) Have you ever been convicted of, pled guilty, or no contest to a felony or misdemeanor? _____Yes _X_No
Note: You may omit misdemeanor convictions for possession of marijuana that occurred more than two years ago.

2) Is there any criminal indictment or criminal proceeding pending against you? _____Yes _X_No

3) Have you, or any business of which you were or presently are a principal, been involved in a bankruptcy action within the last seven years? _____Yes _X_No (If YES, please attach detailed explanation and a copy of the discharge papers, if applicable.)

4) Have you been a plaintiff or defendant in any court proceeding within the last seven years? _____Yes _X_No
Note: You may omit actions involving matters of family law.

5) Do you presently have, or have you ever had, any professional designations or memberships in industry organizations?
_X_Yes _____No (If YES, please provide a list of such designations or memberships and indicate dates of activity.)

6) Have you ever had any license denied, suspended, or revoked, or been the subject of a disciplinary action which resulted in a fine, penalty or restricted license status? "License" shall include the following: a license issued by a state insurance department, a state securities agency, the NASD, the SEC, or any other regulatory agency *(or any other professional license or designation).*
_____Yes _X_No

7) Have you ever been discharged, or have you ever been requested to resign, from any employment? _____Yes _X_No

8) Have you ever had any company appointments involuntarily terminated? _____Yes _X_No

9) Are there any outstanding judgments, liens, or garnishments against you, or any business of which you were or presently are a principal? _____Yes _X_No

10) Do you have unresolved matters pending with the Internal Revenue Service or other taxing authorities? _____Yes _____No

11) Does any insurer, general agent, agent, or broker claim you are indebted to it for unpaid premiums, mishandling collateral, losses sustained, or any other reason? _____Yes _X_No

12) Has any E&O carrier denied, paid claims on, or canceled your coverage? _____Yes _X_No

13) Are you currently covered under an E&O policy? _X_Yes _____No If yes, give details on the next line.
(Please provide copy of policy face page or certificate.)

Name of Carrier: Cal-Surance Coverage Exp. Date: 02/01/06 Amount of Coverage:__________

14) Has a bonding or surety company denied, paid out on, or revoked a bond for you? _____Yes _X_No

15) Have you ever had a bond declined or canceled? _____Yes _X_No

16) Are you currently bonded? _____Yes _X_No

PART V	Notice and Release

Notice to Persons Applying for Sales Representative Positions with Transamerica Occidental Life Insurance Company, Transamerica Assurance Company, and Transamerica Life Insurance and Annuity Company

Federal law requires you be advised that in connection with your application to represent Transamerica Occidental Life Insurance Company, Transamerica Assurance Company, and Transamerica Life Insurance and Annuity Company (referred to as "Transamerica") for the purpose of selling its products, a consumer report and/or investigative consumer report may be prepared whereby information is obtained through credit reporting agencies and/or personal interviews with your neighbors, friends, or others with whom you are acquainted. Such reports are usually part of the process of evaluating suitability for a sales representative position. Inquiry may be made into your character, general reputation, personal characteristics and mode of living and credit information. It is possible that a representative of a firm employed to make such reports may call upon you in person.

You have a right to request disclosure of the nature and scope of the investigation upon written request to our Home Office made within a reasonable time after the receipt of this notice. A summary of your rights under the Fair Credit Reporting Act is attached hereto.

Authority for Release of Information

To Whom It May Concern:

I hereby authorize Transamerica or its legal representative to obtain any information from former or current employers, criminal justice agencies, consumer reporting agencies, or individuals, relating to my activities. This information may include, but is not limited to achievement, performance, attendance, personal history, credit, and conviction records. I hereby direct you to release such information upon request to Transamerica or its legal representative. I understand that Transamerica or its legal representative may be required by law to release information obtained to government agencies.

I hereby release all persons and entities, including record custodians, from any and all liability for damages of whatever kind or nature which may at any time result to me on account of compliance, or any attempts to comply, with this authorization. A photocopy of this release shall be as valid as the original.

PART VI	Applicant Signature Section

I have thoroughly reviewed this application and have answered all questions to the best of my knowledge. By signing below, I hereby agree to all matters set forth above and below, including, without limitation, a multi-company assignment of commissions set forth in Part VIII and the acknowledgment authorizations and releases set forth in Part V.

I hereby agree that if and when any or all of the companies issue to me any Contract(s) for which I hereby apply, I will be bound by such Contract(s) (Independent Producer Contract on form number CNT-550 for TOLIC, CWN-550 for TAC, TFN-550 for TALIAC; or Agent Contract on form number CNT-500 for TOLIC, CWN-500 for TAC, TFN-500 for TALIAC; or on Non-Individual Agent Contract form number CNT-525 for TOLIC, CWN-525 for TAC, and TFN-525 for TALIAC). I understand that my supervising office has specimen forms of the Contract(s) on file and I have had the opportunity to review such Contract(s). My submitting to the company any application for an insurance policy or annuity contract shall constitute my agreement to such Contract(s), and all of the terms, conditions, and provisions set forth therein. I acknowledge that by signing this Contract Application and by submitting any such insurance application for an insurance policy or annuity contract, I have so agreed to the Contract(s) and no further signature by me shall be necessary.

I have been provided with pages five (5) through ten (10) of this application, for my records.

[signature] 8 / 2 / 2006

Applicant Signature Date

PART VII	General Agent Signature Section

______________ ___/___/___

GA Signature Date

PART VIII: MULTI-COMPANY ASSIGNMENT OF ALL COMMISSIONS AS COLLATERAL SECURITY

The Applicant, hereinafter called the Assignor, for value received, assigns to Transamerica Occidental Life Insurance Company, Transamerica Life Insurance and Annuity Company and Transamerica Assurance Company, and to any other company which is a subsidiary or affiliate of Transamerica Occidental Life Insurance Company, Transamerica Corporation or Transamerica Insurance Corporation of California, individually and collectively referred to herein as Assignee or Assignees, their successors and assigns, all of the Assignor's rights, title and interest in and to any and all commissions and other compensation of any nature whatsoever now due and payable or hereafter to become due and payable under the terms of any and all agency contracts and commission agreements, now or hereafter existing, between the Assignor and each Assignee.

This Assignment is given to secure the payment of any present or future debit balance in the Assignor's account with each Assignee and any other present or future indebtedness of the Assignor to each Assignee. Notwithstanding anything to the contrary in any other agreement heretofore or hereafter executed between the Assignor and any Assignee, it is expressly agreed, but not by way of limitation, that the foregoing includes repayment of advances against commissions heretofore or hereafter given to the Assignor by any Assignee toward repayment of such advances and interest.

This Assignment shall be subject without exception to the terms, limitations and conditions of said agency contracts and commission agreements and to all rights thereunder of the Assignees, their successors and assigns. Notwithstanding this Assignment there is reserved to each Assignee, its successors and assigns, the right to offset against said commissions and other compensation any and all advances from the Assignees to the Assignor and any indebtedness without exception of the Assignor to any Assignee now existing and such other and future indebtedness which any Assignee, its successors and assigns, would have been authorized to deduct from or offset against said commissions or other compensation payable to the Assignor if this Assignment had not been made. If the Assignor is or hereafter becomes insured under or covered by any group insurance, pension, retirement, deferred compensation or other benefits plan, or any policy plan providing errors and omissions protection or similar insurance, provided by any Assignee for its agents or utilizing any Assignee's accounting facilities, the Assignor reserves the right to authorize any Assignee, or to continue any existing authorization, to deduct from said commissions and other compensation the Assignor's premium or other contributions to or for such plans and policies and to authorize increases in the amount of such deductions.

It is the intent of this Assignment that any Assignee receive and retain the commissions and other compensation which are the subject of this Assignment only to the extent necessary to secure repayment of any present or future debit balance in the Assignor's account with such Assignee and any other present or future indebtedness of the Assignor to such Assignee. Therefore, notwithstanding anything to the contrary herein, each Assignee is hereby authorized and directed to pay all commissions and other compensation in the Assignor's account with such Assignee to the Assignor for his/her own use and purpose unless and until an Assignee determines that it is necessary to enforce the terms of this Assignment to protect its interest in such debit balances and other indebtedness within the intent of this Assignment.

Each Assignee is hereby authorized and directed to pay all commissions and other compensation hereby assigned directly to any other Assignee, unless and until it receives a written release of this Assignment.

All Assignees are hereby authorized to receive any moneys now due and payable and which may become due and payable under the above indicated agency contracts and commission agreements. The Assignor hereby ratifies any acts that any Assignee may make in connection with this Assignment.

It is intended that the provisions of this Agreement be construed in the same manner as if the Assignor had executed separate assignments in favor of each of the companies that constitute an Assignee hereunder.

PART IX General Instructions Concerning Taxpayer Identification Number (TIN)

Under current tax laws, you are required to give us your correct TIN (either a Social Security Number (SSN) or Employer Identification Number (EIN)).

The Internal Revenue Services (IRS) uses the TIN for identification purposes and to help verify the accuracy of your tax return. You must provide your TIN whether or not you are required to file a tax return.

Transamerica must generally withhold 31% of your commission payments if you do not give us a correct TIN. Certain penalties may also apply. Following are some general guidelines:

- **Individuals:** If you are an individual, you must provide the name shown on your social security card. However, if you have changed your last name (e.g., due to marriage) without informing the Social Security Administration, please enter your first name, the last name shown on your social security card and your new last name.

- **Sole Proprietors:** You (the owner) must provide your individual name as it appears on your social security card. You may also provide your "doing business as" name. You may use either your SSN or EIN. Show the name that appears on your social security card and the business name as it was used to apply for your EIN or Form SS-4. Please note that use of an EIN may result in unnecessary IRS notices being sent to Transamerica by the IRS.

- **Corporation and Partnerships:** Provide us the name and EIN of the partnership or corporation.

If you do not have a TIN, you must request one from the Social Security Administration by using Form SS-4 (for EINs) or SS-5 (for SSNs).

Attachments/Enclosures

◊ Additional information to any "Yes" answers
◊ Copy of current resident license
◊ Copy of non-resident license(s)
◊ Supporting documentation, i.e., court records
◊ Voided check or savings deposit slip for Auto-Pay

A Summary of Your Rights
Under the Fair Credit Reporting Act

The federal Fair Credit Reporting Act (FCRA) is designed to promote accuracy, fairness, and privacy of information in the files of every "consumer reporting agency" (CRA). Most CRAs are credit bureaus that gather and sell information about you – such as if you pay your bills on time or have filed bankruptcy – to creditors, employers, landlords, and other businesses. You can find the complete text of the FCRA, 15 U.S.C. 1681-1681u, at the Federal Trade Commission's web site (*http://www.ftc.gov*). The FCRA gives you specific rights, as outlined below. You may have additional rights under state law. You may contact a state or local consumer protection agency or a state attorney general to learn those rights.

- **You must be told if information in your file has been used against you.** Anyone who uses information from a CRA to take action against you – such as denying an application for credit, insurance, or employment – must tell you, and give you the name, address, and phone number of the CRA that provided the consumer report.

- **You can find out what is in your file.** At your request, a CRA must give you the information in your file, and a list of everyone who has requested it recently. There is no charge for the report if a person has taken action against you because of information supplied by the CRA, if you request the report within 60 days of receiving notice of the action. You also are entitled to one free report every 12 months upon request if you certify that (1) you are unemployed and plan to seek employment within 60 days, (2) you are on welfare, or (3) your report is inaccurate due to fraud. Otherwise, a CRA may charge you up to eight dollars.

- **You can dispute inaccurate information with the CRA.** If you tell a CRA that your file contains inaccurate information, the CRA must investigate the items (usually within 30 days) by presenting to its information source all relevant evidence you submit, unless your dispute is frivolous. The source must review your evidence and report its findings to the CRA. (The source also must advise national CRAs – to which it has provided the data – of any error.) The CRA must give you a written report of the investigation and a copy of your report if the investigation results in any change. If the CRA's investigation does not resolve the dispute, you may add a brief statement to your file. The CRA must normally include a summary of your statement in future reports. If an item is deleted or a dispute statement is filed, you may ask that anyone who has recently received your report be notified of the change.

DO NOT RETURN THIS COPY OF THE SUMMARY OF RIGHTS UNDER THE FAIR CREDIT REPORTING ACT. IT IS YOURS TO KEEP, FOR YOUR FILE.

- **Inaccurate information must be corrected or deleted.** A CRA must remove or correct inaccurate or unverified information from its files, usually within 30 days after you dispute it. **However, the CRA is not required to remove accurate data from your file unless it is outdated (as described below) or cannot be verified.** If your dispute results in any change to your report, the CRA cannot reinsert into your file a disputed item unless the information source verifies its accuracy and completeness. In addition, the CRA must give you a written notice telling you it has reinserted the item. The notice must include the name, address, and phone number of the information source.

- **You can dispute inaccurate items with the source of the information.** If you tell anyone – such as a creditor who reports to a CRA – that you dispute an item, they may not then report the information to a CRA without including a notice of your dispute. In addition, once you've notified the source of the error in writing, it may not continue to report the information if it is, in fact, an error.

- **Outdated information may not be reported.** In most cases, a CRA may not report negative information that is more than seven years old; 10 years for bankruptcies.

- **Access to your file is limited.** A CRA may provide information about you only to people with a need recognized by the FCRA – usually to consider an application with a creditor, insurer, employer, landlord, or other business.

- **Your consent is required for reports that are provided to employers, or reports that contain medical information.** A CRA may not give out information about you to your employer, or prospective employer, without your written consent. A CRA may not report medical information about you to creditors, insurers, or employers without your permission.

- **You may choose to exclude your name from CRA lists for unsolicited credit and insurance offers.** Creditors and insurers may use file information as the basis for sending you unsolicited offers of credit or insurance. Such offers must include a toll-free phone number for you to call if you want your name and address removed from future lists. If you recall, you must be kept off the lists for two years. If you request, complete, and return the CRA form provided for this purpose, you must be taken off the lists indefinitely.

- **You may seek damages from violators.** If a CRA, a user, or (in some cases) a provider of CRA data violates the FCRA, you may sue them in state or federal court.



ROBERT JAMES & ASSOCIATES
615 River Road
Kingston, TN 37763

1001

26-8/840

DATE

PAY TO THE ORDER OF $

DOLLARS

REGIONS BANK

VOID

FOR

⑈001001⑈ ⑆084000084⑆ 73 0104 6411⑈

The FCRA gives several different federal agencies authority to enforce the FCRA:

FOR QUESTIONS OR CONCERNS REGARDING:	PLEASE CONTACT:
CRAs, creditors and others not listed below	Federal Trade Commission Consumer Response Center - FCRA Washington, DC 20580 202-326-3761
National banks, federal branches/agencies of foreign banks (word "National" or initials "N.A." appear in or after bank's name)	Office of the Comptroller of the Currency Compliance Management, Mail Stop 6-6 Washington, DC 20219 800-613-6743
Federal Reserve System member banks (except national banks, and federal branches/agencies of foreign banks)	Federal Reserve Board Division of Consumer & Community Affairs Washington, DC 20551 202-452-3693
Savings associations and federally chartered savings banks (word "Federal" or initials "F.S.B." appear in federal institution's name)	Office of Thrift Supervision Consumer Programs Washington, DC 20552 800-842-6929
Federal credit unions (words "Federal Credit Union" appear in institution's name)	National Credit Union Administration 1775 Duke Street Alexandria, VA 22314 703-518-6360
State-chartered banks that are not members of the Federal Reserve System	Federal Deposit Insurance Corporation Division of Compliance & Consumer Affairs Washington, DC 20429 800-934-FDIC
Air, surface, or rail common carriers regulated by former Civil Aeronautics Board or Interstate Commerce Commission	Department of Transportation Office of Financial Management Washington, DC 20590 202-366-1306
Activities subject to the Packers and Stockyards Act, 1921	Department of Agriculture Office of Deputy Administrator - GIPSA Washington, DC 20250 202-720-7051

Notice

Notice to Persons Applying for Sales Representative Positions with Transamerica Occidental Life Insurance Company, Transamerica Assurance Company, and Transamerica Life Insurance and Annuity Company

Federal law requires you be advised that in connection with your application to represent Transamerica Occidental Life Insurance Company, Transamerica Assurance Company, and Transamerica Life Insurance and Annuity Company (referred to as "Transamerica") for the purpose of selling its products, a consumer report and/or investigative consumer report may be prepared whereby information is obtained through credit reporting agencies and/or personal interviews with your neighbors, friends, or others with whom you are acquainted. Such reports are usually part of the process of evaluating suitability for a sales representative position. Inquiry may be made into your character, general reputation, personal characteristics and mode of living and credit information. It is possible that a representative of a firm employed to make such reports may call upon you in person.

You have a right to request disclosure of the nature and scope of the investigation upon written request to our Home Office made within a reasonable time after the receipt of this notice. A summary of your rights under the Fair Credit Reporting Act is attached hereto.

Exhibit 6.1

Legacy Marketing Group

7540



LEGACY
MARKETING
GROUP

POST OFFICE BOX 7873
SAN FRANCISCO, CA 94120-7873
TELEPHONE: 707 778-8638
FACSIMILE: 707 778-1524

August 7, 1993

Mr. Robert J. Tonachio
Box 996
Kingston, TN 37763

Dear Bob:

It is a pleasure to welcome you as a Producer of Legacy Marketing Group ("LMG"). We look forward to a long and prosperous working relationship.

Thank you for your appointment transmittal and processing fees. Our agent services department has forwarded your appointment forms to those states in which you wish to sell LMG products for American National Insurance Company. Your appointment in the state of Tennessee has been confirmed, so you may solicit business in this state.

Again, welcome.

Sincerely,

Brad Groscost
Regional Manager

6379LR/C0806

APPOINT WITH: ☑ OLD COLONY LIFE INSURANCE COMPANY & ITS SUCCESSORS & ASSIGNS(OCL)
☑ NORTH AMERICAN LIFE & CASUALTY CO. (NALAC)

INFORMATION SECTION OF PRODUCER AGREEMENT

All appointees MUST complete ALL questions in Section I and II and MUST sign the authorization or signature page and attach a copy of their license(s). GA appointees or above must complete ALL questions in ALL sections and MUST sign the authorization and attach a copy of their license(s).

I. VITAL STATISTICS

Name (Last) (First) (Middle): IONACHIO ROBERT JAMES
Nickname: BOB JAMES
Spouse's Name: REA

Home Address Street / P.O. Box: 8905 KINGSTON PIKE STE 12
City: KNOXVILLE State: TN Zip: 37929
Home Phone No.: (615) 376-2294

How long at this address? 3 YEARS
Social Security No.: *** FISMA & OMB Memorandum M-07-16 ***
Date of Birth: 4-20-37
Place of Birth: BROOKLYN NEW YORK

Business Address Street / P.O. Box: BOX 996
City: KINGSTON State: TN Zip: 37763
Business Phone No.: (615) 376-2294

Mailing Address (Producer's Principal Address) Street / P. O Box: BOX 996
City: KINGSTON State: TN Zip: 37763
FAX: (615) 376-2294

TAX ID NO. *** FISMA & OMB Memorandum M-07-16 ***

Is Contract to be in Corporate Name? ☐Yes ☑No Name:
(Complete one sheet for each corporate officer to be appointed) Tax I.D. #

APPLICANT'S AND FAMILY MEMBERS' HEALTH

Are you and other members of your immediate family presently in good health to the best of your knowledge and belief? YES

Do you or any other family members have any physical impairments, diseases, or illnesses? NO

Give details of any illnesses, diseases, physical impairments or disabilities over the past 5 years.

N/A

APPLICANTS FI[NANCIAL]

Net Worth$ 1.0

Average Annual Income (last 3 years) $ 50,000 +

Source of Income: Business contract

Do you own your own home? ☑Yes ☐No

If yes, net equity in residence: 100,000 +

II. LICENS[ES]

No. (Life) (A&H) NASD VAR ANN Other

Resident License: [Tenn]essee ID NO. 0727195 LIFE + A&H

List all other states in which you are licensed and your I.D. No.: NEW YORK LA-658539 LIFE

Exact name to appear on license: ROBERT JAMES IONACHIO

List each Company with whom you are presently licensed: N/A

Have you ever been licensed with The Regan Group/Bradford & Regan/General Services Life? (if yes, explain)

NO

States in which you desire to represent REGAN HOLDING CORP.: TENNESSEE, NEW YORK, KENTUCKY, OHIO, GEORGIA

Those applying for Florida non-resident license, list counties you wish to be licensed in:

Type of License(s) desired: ☐Res ☑Non-Res ☑Life ☐A&H ☐VA ☐Temp

Have you ever had a professional license revoked or suspended; or have you ever been fined or otherwise reprimanded by the licensing authority from which you received a professional license? (Explain in detail) NO

Have you ever had an appointment terminated by another company? ☐Yes ☑No If Yes, explain

NOTE: Appointment of Licensed producers ordinarily takes 3-6 weeks, depending on the state(s) involved. YOU CANNOT BE PAID COMMISSIONS UNTIL YOU ARE APPOINTED

(ISPA) (10/25)

RECEIVED
APR 0 1 1992
By ________

III. INSURANCE OR OTHER PROFESSIONAL EDUCATION

Highest Level of Education Attained: College

Course(s)	Completed Yes	Completed No	Designation or Degree
(1) Life Ins.	✓		
(2) Health Ins	✓		
(3) Russian Studies	✓		Certif. Russian Lang.
(4)			

Professional Memberships: ☐CLU ☐CFP ☐ ☐NALU ☐NASD ☐ ☐CPCU ☐IAFP ☐ ☐AALU ☐ ☐

Honors:	Yes	No	Year(s)
Million Dollar Round Table			
Court of the Table			
Top of the Table			
International Forum			
National Quality Award			
Other			

IV.

Why do you want to represent REGAN HOLDING CORP.? Opportunity for Growth

What do you hope to gain from the relationship? Financial Rewards

V. LIFE INSURANCE EXPERIENCE

A. How long have you been engaged in the insurance industry? Give a brief overview of your career in the industry.

Have been licensed since 1960. Sold Term, whole life and mutual funds. Largest policy written - $3,000,000.

B. Employment History - Minimum 2 Years

Company/Address ZIP)	Report To/Phone	Position/ Responsibilities	From Mo/Yr	From Mo/Yr
Business Consultant Box 996 Kingston, TN 37763	Self 615-376-2294	Regional manager Business evaluation & marketing -	6 85	Present

C. PLEASE PROVIDE SUPPORTING DOCUMENTATION WITH RESPECT TO YOUR OR YOUR FIRMS / AGENCY'S PRODUCTION AND PERSISTENCY FOR LAST 2 YEARS Not active last two years.

Company/Address/Contact Person/Phone	Year	Lives	Gross Recurring Premium Comms.	Gross Single Premium Comms.	% Done by You	% Done by Agents and Brokers	Persistency %
N/A							

D. Are you in debt to any Life Insurance Company and/or Agency? ☐Yes ☒No
Explain

E. May we contact your present carrier? ☐Yes ☐No N/A

F. Do you sell: ☐Property/Casualty Insurance ☐Mutual Funds ☐Tax Shelters N/A

G.	Gross Commissions you expect your organization to earn with us during the next 12 months: $ 500,000. +
	80 % Annuity/SPWL 20 % Scheduled Life ______ % Other (specify) ______
H.	Will you represent REGAN HOLDING CORP. on a full or part-time basis? ☒Full-Time ☐Part-Time (%)
I.	Will you represent REGAN HOLDING CORP. as a: wholesaler 75 %; or retailer 25 %

VI. REFERENCES

References should be Life Insurance Industry people who know you and your operation and will be able to verify information regarding your activities in the Life Insurance Industry during the past 5 years.

(1)	Name TED BROWN	Occupation/Title INS. Salesman
	Residential Address (inc. ZIP) 322 IRVING PLACE LOOKOUT MOUNTAIN, TN 37350	
	Business Address (inc. ZIP) SAME	Phone No. (615) 821-4804
(2)	Name Bill BARRETT	Occupation/Title ESTATE planning
	Residential Address (inc. ZIP) 825 Lincoln st. CHENOA, IL 61726	
	Business Address (inc. ZIP) SAME	Phone No. (815) 945-4653
(3)	Name Ron NEEDS	Occupation/Title Broker
	Residential Address (inc. ZIP) 6561 GAMBOL QUAIL DR. WEST Colorado Springs CO. 80918	
	Business Address (inc. ZIP) SAMES	Phone No. (719) 594-4522

APPLICANT'S BACKGROUND INFORMATION

CHARGED = Accused of a crime in a formal complaint, information, or indictment. INVESTMENT OR INVESTMENT-RELATED = Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to, acting or being associated with a broker-dealer, investment advisor, futures sponsor, bank or savings and loan association). INVOLVED = Committing an act, or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.

		YES	NO
1.	Have you been charged with and/or convicted of, or pleaded guilty or nolo contendre ("no contest") to:		
	a. felony or misdemeanor (other than minor traffic violations)?		X
	b. a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion?		X
	c. gambling?		X
2.	Have you or any member of your immediate family, or any corporation, partnership or business in which you or such family member are a principal, ever been a party to any of the following:		
	(check if yes and give dates):		
______	law suits filed______ terminated______		X
______	judgments filed______ released______		X
______	liens filed______ released______		X
______	bankruptcy filed______ discharged______		X

		YES	NO
3.	Has any other federal regulatory agency or any state regulatory agency ever:		
	a. found you to have made a false statement or omission, or been dishonest, unfair or unethical?		X
	b. denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment-related business or disciplined you by restricting your activities?		X
	c. revoked or suspended your license as an attorney, accountant or federal contractor?		X
4.	Have you ever been the subject of a consumer-initiated complaint or proceeding that:		
	a. alleged compensatory damages of $10,000 or more, fraud, or wrongful taking of property?		X
	b. was settled or decided against you for $5,000 or more, or found guilty of fraud or the wrongful taking of property?		X
5.	Has a bonding company denied, paid out on or revoked a bond for you?		X
6.	Have you been discharged or permitted to resign because you were accused of:		
	a. violating investment-related statutes, regulations, rules, or industry standards of conduct?		X

IF ANY OF THE QUESTIONS IN THIS SECTION WERE ANSWERED "YES", COMPLETE DETAILS AND APPROPRIATE DOCUMENTS (SUCH AS OFFICIAL COURT RECORDS) MUST BE ATTACHED.

COMMISSION AND RECRUITING REQUIREMENTS SECTION OF PRODUCER AGREEMENT

To qualify for each level, one of these recruiting requirements must be met.
Cumulative Recruits must be any one of the following.

	First Year* Commission Levels Required 12 Months or Consec. Months†	National Directors of Marketing	Regional Vice Pres. of Marketing	Regional Directors of Marketing	District Directors of Marketing	Managing General Agents	Senior General Agents	General Agent	Associate General Agents	Profess. Producers
		or	or	or	or	or	or	or	or	
Nat'l VP of Mktg(1)	$5,000,000/$1,600,000	1	2	4	8	16	32	64	128	256
Nat'l Dir of Mktg(1)	$2,000,000/$300,000	-	1	2	4	8	16	32	64	128
Reg VP of Mktg(1)	$1,000,000/$150,000	-	-	1	2	4	8	16	32	64
Reg Dir of Mktg(1)	$500,000 / $80,000	-	-	-	1	2	4	8	16	32
Dist Dir of Mktg	$250,000 / $40,000	-	-	-	-	1	2	4	8	16
Managing GA	$120,000 / $20,000	-	-	-	-	-	1	2	4	8
Sr Gen Agent	$60,000 / 10,000	-	-	-	-	-	-	1	2	4
General Agent	$40,000 / $6,000	-	-	-	-	-	-	-	1	2
Assoc Gen Agent	$20,000 / $3,000	-	-	-	-	-	-	-	-	1
Prof Producer	N/A	-	-	-	-	-	-	-	-	-

† 3 out of 4 consecutive months

*First year commission requirements for all levels are calculated on the basis of the maximum annualized qualifying first year commissions an production bonus you are eligible for without offsetting for lower first year commissions taken in exchange for asset fees commissions.

Pass Through Cash Accumulation Products (SEE BELOW TO MAKE MORE MONEY)
(Pass Through Single Premium Whole Life and Pass Through Annuity)

	Standard First Year Cash Comm.(5)	First Year(2) Stock Match	First Year(3) Marketing Allowance	Maximum(2) First Year Total Compensation	Reduce for each 1% bonus or surrender charge credited to cash value(7)
Nat'l VP of Mktg(1)	10.50%	1.05%	0.77%	12.32%	0.50%
Nat'l Dir of Mktg(1)	10.00%	1.00%	0.71%	11.71%	0.48%
Reg VP of Mktg(1)	9.50%	0.95%	0.64%	11.09%	0.45%
Reg Dir of Mktg(1)	9.00%	0.90%	0.54%	10.44%	0.43%
Dist Dir of Mktg	8.50%	0.85%	0.38%	9.73%	0.40%
Managing GA	8.00%	0.80%	0.20%	9.00%	0.38%
Senior GA	7.50%	0.75%	N/A	8.25%	0.36%
GA	7.00%	0.70%	N/A	7.70%	0.33%
Associate GA	6.50%	0.65%	N/A	7.15%	0.31%
Prof. Producer	6.00%	0.60%	N/A	6.60%	0.29%

No Load/No Surrender Charge Pass Through Cash Accumulation Products
(Pass Through Single Premium Whole Life and Pass Through Annuity)

	Standard Annual Asset Fee Cash Comm.(5)(6)	First Year(2) Stock Match	First Year(3) Marketing Allowance	Maximum(2) First Year Total Compensation	Reduce for each 1% bonus or surrender charge credited to cash value(7)
Nat'l VP of Mktg(1)	1.05%	0.105%	0.077%	1.232%	0.050%
Nat'l Dir of Mktg(1)	1.00%	0.100%	0.071%	1.171%	0.048%
Reg VP of Mktg(1)	0.95%	0.095%	0.064%	1.109%	0.045%
Reg Dir of Mktg(1)	0.90%	0.090%	0.054%	1.044%	0.043%
Dist Dir of Mktg	0.85%	0.085%	0.038%	0.973%	0.040%
Managing GA	0.80%	0.080%	0.020%	0.900%	0.038%
Senior GA	0.75%	0.075%	N/A	0.825%	0.036%
GA	0.70%	0.070%	N/A	0.770%	0.033%
Associate GA	0.65%	0.065%	N/A	0.715%	0.031%
Prof. Producer	0.60%	0.060%	N/A	0.660%	0.029%

Make More Money With Asset Based Trailing Commission
(Pass Through Single Premium Whole Life and Pass Through Annuity)

A Producer may take 25%, 50%, or 75% share of "Standard First Year Cash Commission" in Renewal Asset Fee Commission beginning in the second year. Each 1% of the First Year Standard (or Bonus) commissions deferred creates 1/10th of 1% asset fee commissions. The combination of the Standard First Year Pass Through Cash Accumulation Product commissions and the Standard Annual Asset Fee Cash Commission of the No Load/No Surrender products are used in calculating the renewal asset fee commission payable monthly beginning in the second year. 1/12th of the calculated asset fee commission is paid at the end of each month beginning in the 13th month. These commissions are immediately vested and continue until the Annuity or SPWL is annuitized, surrendered or at the death of the annuitant/insured. (Refer to page 2 of your Annuity or SPWL illustration for an "accounting" of how Asset Fee Commissions can work for you over 10/20/30 year periods.) For example, at the MGA Level, if you choose to take 75% share of "Standard First Year Cash Commission" (6%), you have reduced your commission by 2%. 1/10th of 2% is .20%, 1/12th of which you will receive each month beginning in the thirteenth month, on your client's cash values.

(5) For initial premium deposits of less than $20,000, there is a *REDUCTION* in "Standard First Year Cash Comm." This *REDUCTION* applies to the following initial premium amounts: $10,000-$19,999 = *20% REDUCTION*; $5,000-$9,999 = *40% REDUCTION*.

(6) 1/12th of the Standard Annual Asset fee cash commission is paid each month beginning the first month and continuing until the Annuity/SPWL is annuitized, surrendered or at the death of the annuitant/insured

(7) Multiply the "Reduce For each 1% Bonus" amount by the Bonus percentage credited to client's initial premium deposit and subtract that value from the "Standard First Year Commission"

COMPENSATION SCHEDULES
SECTION OF PRODUCER AGREEMENT

SCHEDULED LIFE COMPENSATION AS PERCENT OF PREMIUM(4)

	Total First Year Cash Payment	First Year Commissions	First Year Production Bonus	First(2) Year Stock Match	First(3) Year Marketing Allowance	*Maximum(2) First Year Total Compensation*	Renewal Commissions Years 2 plus
at'l VP of Mktg(1)	*120.00%*	90.00%	30.00%	12.00%	8.82%	*140.82%*	8.00%
at'l Dir of Mktg(1)	*115.00%*	87.50%	27.50%	11.50%	8.19%	*134.69%*	7.50%
eg VP of Mktg(1)	*110.00%*	85.00%	25.00%	11.00%	7.43%	*128.43%*	7.00%
eg Dir of Mktg(1)	*105.00%*	82.50%	22.50%	10.50%	6.30%	*121.80%*	6.50%
ist Dir of Mktg	*100.00%*	80.00%	20.00%	10.00%	4.50%	*114.50%*	6.00%
lanaging GA	*95.00%*	77.50%	17.50%	9.50%	2.37%	*106.87%*	5.50%
r Gen Agent	*90.00%*	75.00%	15.00%	9.00%	N/A	*99.00%*	5.00%
eneral Agent	*85.00%*	72.50%	12.50%	8.50%	N/A	*93.50%*	4.50%
ssoc Gen Agent	*80.00%*	70.00%	10.00%	8.00%	N/A	*88.00%*	4.00%
rof Producer	*75.00%*	67.50%	7.50%	7.50%	N/A	*82.50%*	3.50%

YEARLY RENEWABLE TERM COMPENSATION AS A PERCENT OF PREMIUM

	Total First Year Cash Payment	First Year Commissions	First Year Production Bonus	First(2) Year Stock Match	First(3) Year Marketing Allowance	*Maximum(2) First Year Total Compensation*	Renewal Commissions Years 2 plus
Nat'l VP of Mktg(1)	*70.00%*	20.00%	50.00%	7.00%	5.15%	*82.15%*	10.00%
Nat'l Dir of Mktg(1)	*67.08%*	19.17%	47.92%	6.71%	4.78%	*78.57%*	9.58%
Reg VP of Mktg(1)	*64.17%*	18.33%	45.84%	6.42%	4.33%	*74.92%*	9.17%
Reg Dir of Mktg(1)	*61.25%*	17.50%	43.75%	6.13%	3.68%	*71.05%*	8.75%
Dist Dir of Mktg	*58.33%*	16.67%	41.67%	5.83%	2.62%	*66.79%*	8.33%
Managing GA	*55.42%*	15.83%	39.59%	5.54%	0.69%	*61.65%*	7.92%
Sr Gen Agent	*52.50%*	15.00%	37.50%	5.25%	N/A	*57.75%*	7.50%
General Agent	*49.58%*	14.17%	35.42%	4.96%	N/A	*54.54%*	7.08%
Assoc Gen Agent	*46.67%*	13.33%	33.34%	4.67%	N/A	*51.34%*	6.67%
Prof Producer	*43.75%*	12.50%	31.25%	4.38%	N/A	*48.13%*	6.25%

On YRT each 5% reduction in First Year Production bonus increases Renewal Commissions 1%, i.e., no First Year Production Bonus equals a Cash Payment of 20% first year and 20% level renewal commission at the Nat'l VP of Mktg contract level (refer to page 2 of your YRT illustration for an accounting of how increased renewal commissions can work for you on an increasing YRT premium over 10/20/30 year periods). Or, each 1% reduction in renewal commissions increases First Year Total Cash Payment by 5%, i.e. no renewal commissions equals 120% First Year Cash Payment at the Nat'l VP of Mktg contract level.

(1) These levels in the compensation hierarchy will receive an additional one (1%) percent override on all compensation paid to all Associate General Agents in their individual hierarchy at the end of the calendar year.

(2) With full "701" matching, i.e., you can put away 20% of your retained commissions or overrides and the company will match 50 cents on every $1 dollar you put up. On the GA scheduled life compensation for example, you put up 20% of 85% or 17%. The company puts up 50% of your 17% or 8.5% and the full 25.5% buys you stock. Therefore 93.5% is the total compensation available to you with full "701" company matching on scheduled premium. Keep in mind the $'s you set aside with company matching, increase in value 50% day one, plus the increases in the value of the stock.

(3) Advertising, brochures and extra convention allowance paid on retained first year commissions or overrides (see page 15 for full description). The advertising and brochure allowance is reimbursed quarterly based on receipt of paid invoices for eligible expenses incurred. The extra convention allowance is available at the end of a convention qualification period.

(4) For the Pass Through Savings Life™ a first year commission, first year bonus, and renewal commission equal to 50% of the standard scheduled life commissions will be paid.

APPLICANT'S STATEMENT OF UNDERSTANDING & SIGNATURES SECTION OF PRODUCER AGREEMENT

I understand that the information I have furnished in the Information Section of this Producer Agreement, and the "701" Asset Accumulator Plan descriptions which accompany this Producer Agreement, will form a part of my Producer Agreement with the Company and I warrant the accuracy of all information contained herein. I release any person and companies contacted for information from any liability with respect to the content of verbal or written information given to the Company. I further understand that if any information given in this application is found to be incorrect or incomplete, it will be grounds for termination at the sole discretion of the Company. There are no contracts, agreements or legal relationships in existence which would limit me in performing for the Company any of the duties customarily performed by an insurance producer. I acknowledge that I have read the following notification of investigative consumer report.

As a part of normal procedure for processing this Application, an investigative consumer report may be obtained whereby information is secured through personal interviews with my friends, neighbors and others with whom I am acquainted. This report, if obtained, typically contains information as to my character, general reputation, personal characteristics and mode of living. This information may be disclosed without authorizations to organizations performing business functions for the company such as: organizations to detect or prevent fraud; medical professionals, scientific research organizations; or marketing and affiliate organizations solely for marketing purposes. I understand that I have the right to make a written request within a reasonable period of time for a complete and accurate disclosure of additional information concerning the nature and scope of this report. I understand that I also have a right to amend and correct reports. I understand that if I so request, the Company will furnish the procedure to follow. I will address my request to the Company's "Legal Department." Any report prepared for the Company may be retained by the preparer.

I understand that policy owners and my telephone calls to you may be recorded for our mutual protection and I consent to such recording. I authorize and direct the Company to accept and act on any and all telephone instructions relating to any provision of this contract on my relationship with you from any person who is in my employ and I agree to hold harmless and indemnify the Company and its affiliates and their directors, officers, employees and agents for any losses, liabilities, costs or expenses arising from acting on such instructions when believed to be genuine. All statements and answers on this application are full, complete and true to the best knowledge and belief of the signers bellow. I certify: (1) the taxpayer identification numbers shown on this form are correct; and (2) the IRS has not notified me that I am currently subject to back-up withholding. When I reach General Agent or higher status, I acknowledge by signing this Agreement that I am also automatically signing up for 5% of my commissions or retained overrides to the "701" Asset Accumulator Part I Stock purchase program. In addition, 2% of my commission, or 5% of my overrides, will go to the "701" Asset Accumulator Part II Regan Reassurance Company Reinsurance program. (At the Professional Producer or Associate GA levels, I may, at my option, do the same.) The deduction will be from commissions as earned, and will be held in an escrow account by Regan Holding Corp. until such time as an offering of the above shares is opened or my account has sufficient funds to purchase stock in the plans. These plans are subject to offerings being open and to all applicable state securities rules and regulations. Additionally, I wish to:

- ___ Sign up for $1 per week to INCA and INCA PAC to be split 50/50.
- ___ Sign up to initially purchase $__________ of Regan Holding Corp. common stock with a lump sum cash payment which is _____% of the total retained commissions or overrides I have earned in the last 12 months from all companies on the sale of insurance and securities products.
- ___ Sign up for an *additional* "701" stock purchase commission deduction contribution of _____% (in addition to the 5% referred to above).
- ___ Sign up for the "701" Asset Accumulator Business Liquidity Program.
- ___ Apply for the "Net Submission"/"Instant Pay" Plan
- ___ Sign up for InsMark marketing software link for $10 per month to be withdrawn from my commissions.
- ___ Sign up for the following cafeteria benefits

__________ B & O __________ LTD __________ Life __________ Medical, dental, vision

During the last five years, I/any family [illegible] received advice, consultation or treatment for the following (attach additional paperwork if necessary):

Name of family member	Accidents or illnesses	Treatment	Doctors name and address

[signature] — Producer/Applicant's Signature   Robert James Tandick — Print Name   3-26-92 — Date

THIS AGREEMENT SHALL BE DEEMED TO BE ACCEPTED BY THE COMPANY IN PETALUMA, CALIFORNIA ONLY UPON THE ASSIGNMENT TO ME BY THE COMPANY OF ANY PRODUCER CODE NUMBER AND SHALL BE EFFECTIVE UPON SAID DATE.

REGAN HOLDING CORP. By: [signature] Title: SrVP

LEGACY MARKETING GROUP
(A Wholly-Owned Subsidiary of Regan Holding Corp.)

AMENDMENT TO "701" ASSET ACCUMULATOR PROGRAM
Effective June 1, 1993

The "701" Asset Accumulator Program hereafter referred to as the Contract and all amendments thereto, between Robert J. Tomacelli and Regan Holding Corp. ("RHC") is hereby amended as to Provisions and attached Compensation Schedule, as follows:

Provisions:

I. The Contract, page 12 paragraph 2 is hereby amended to authorize Legacy Marketing Group ("LMG") to appoint Producers to any life insurance company having a marketing agreement with LMG.

II. The Contract, page 18 paragraph 1 is hereby amended to include the trade names/trademarks/service marks "Legacy Marketing Group," "ValuMark," "BenchMark," "UltraMark," "GrowthMaster," "ValuMaster," "LegacyMaster," "WealthMaster" and "WealthMaster Plus," or any derivation or combination of any of them.

III. The ten level compensation structure is modified to eight levels. The Associate General Agent (AGA) and District Director of Marketing (DD) levels are eliminated.

IV. Any Producer at the AGA level is hereby moved to the General Agent level and any Producer at the DD level is hereby moved to the Regional Director of Marketing level. On a prospective basis, Producers who are moved to new levels are obligated to meet the requirements as specified in the Contract and the Amendment for their respective level.

V. Name changes to compensation levels are as follows:

a. National Vice President of Marketing is changed to Executive National Vice President.
b. National Director of Marketing is changed to National Vice President of Marketing.
c. Professional Producer is changed to Broker.

Name changes do not involve movement of Producers within the compensation levels.

VI. The Contract's up-front purchase requirement for RHC stock at specified compensation levels and the deduction of monies from earned commissions for the purchase of RHC stock is no longer available until further notice from RHC.

VII. Under the contract, pages 14 and 15, item 3 sub-paragraph C., the term "lapse" is further clarified to include policy and certificate lapses due to non-payment of renewal premiums or terminations due to surrender.

VIII. The Producer is responsible to notify LMG in writing by the 20th of the month of their qualification to move up to the next compensation level. Qualifications will be verified and the new contract level will be honored on the first day of the following month. All business submitted on or after the first of the following month will be paid at the new contract level. Any business submitted prior to the month in which the Producer is moved to the new compensation level will be paid at the previous compensation level.

IX. Refer to the attached Compensation Schedule for amended annual gross commission production requirements, commission payouts, and recruiting requirements.

A signed copy of this Amendment does need to be returned. Please file a copy with your original RHC contract.

Terms of Amendment hereby accepted:

[signature] 7-23-93
Signature Date

RECEIVED
AUG 0 3 1993
By ______ 6/11/93 2300 pm

6202PB/0527

COMPENSATION SCHEDULE

Title	Annual Gross Commission Production Requirement	Producer Commission— Percentage of Maximum Payout
Executive VP of Marketing	$5,000,000	94.50%
National VP of Marketing	$2,000,000	90.00%
Regional VP of Marketing	$1,000,000	85.00%
Regional Director of Marketing	$400,000	80.00%
Managing General Agent	$120,000	75.00%
Senior General Agent	$60,000	70.00%
General Agent	$30,000	65.00%
Broker	$0	50.00%

To compute the first year, renewal and bonus commissions you will receive on each product, multiply the Percentage of Maximum Payout listed above for your contract level by the Maximum Percentages for each category listed below.

SCHEDULED PREMIUM WHOLE LIFE PRODUCTS

LegacyMaster™, Personal Retirement Program™ I and II

WealthMaster Plus™ (Maximum First Year Payout, Bonus and Renewal Commission are all equal to 50% of percentages stated below.)

Maximum First Year Commission 90%
Maximum First Year Bonus 30%
Maximum First Year Payout *(first year commission + first year bonus)* 120%
Maximum Renewal Commission Years 2+ 8%

The First Year Bonus is fully vested after the contract has reached the beginning of its third year and premium is paid

LEGACY MARKETING GROUP
Producer/Wholesaler Application and Agreement

Bob Tonachio
Robert James & Associates, Inc
615 River Road
Kingston, TN 37763
Fax: 865-376-2294

2090 Marina Avenue, Petaluma, CA 94954-6714 • Telephone: 800-395-1053 • Fax: 707-765-5841
25 Legacy Drive Northwest, Rome, GA 30165-1390 • Telephone: 800-300-0519 • Fax: 706-368-5992

PART I — Applicant is ☐ An Individual ☒ Corporation *(Please attach copy of Articles of Incorporation)* ☐ Partnership *(Please attach copy of Partnership Agreement)*
I understand that I cannot solicit applications for the company(ies) until I am contracted with LMG and duly licensed and appointed with LMG's authorized companies in the states that require such licensing and appointment.

PART II — APPLICANT NAME AND ADDRESS INFORMATION

☒ Mr. ☐ Ms.

Last Name: Tonachio First Name: Robert Middle Initial: J *** FISMA & OMB Memorandum M-07-16 ***

Business Name: Robert James & Associates, Inc TIN/EIN: 562552892 DOB: 4 / 20 / 1937

(Please view general instructions concerning Taxpayer Identification Number (TIN) information on www.legacymrkt.com.)

Business (Principal) Address: 615 River Road Kingston TN 37763
STREET ADDRESS / CITY / STATE / ZIP

Residential Address: Same
STREET ADDRESS / CITY / STATE / ZIP

Business Phone Number: 866-204-3631 x4 Home Phone Number: 865-376-4925 Fax Number: 865-376-2294

Cell Phone Number: ___-___-___ E-Mail Address: rjaadmin@bellsouth.net

Beneficiary Name: Robert James & Associates Beneficiary Date of Birth: ___/___/___ Beneficiary SSN: 56-2552892

PART III — APPOINTMENTS

For states that require appointment prior to solicitation, which carrier do you want to be appointed with? ANICO IIC Americom

PART IV — BACKGROUND INFORMATION

The applicant must answer the following questions. If the applicant is an entity such as a corporation or partnership, the questions apply to the entity and to each of its principals and officers.
If the answer to any of the questions is "Yes," a detailed explanation must be provided on separate sheet, with all relevant supporting documentation attached.

1. Do you have any outstanding debt(s) with any insurance marketing or insurance company(ies) as a result of a commissions chargeback? ☐ Yes ☒ No
2. Have you ever filed for bankruptcy? ☐ Yes ☒ No
3. Have you ever been charged with, convicted of, or pled no contest to a felony or misdemeanor? ☐ Yes ☒ No
4. Do you currently have, or have you ever had, an insurance or securities license denied, suspended, or revoked or been the subject of an administrative or regulatory action by any state or federal regulatory agency? ☐ Yes ☒ No
5. Do you currently have a state, federal, or other taxing authority tax lien? ☐ Yes ☒ No
6. Have you ever been refused a bond or had a bond cancelled (other than for non-payment)? ☐ Yes ☒ No
7. Are you currently, or have you ever been, involved in any litigation and/or collection matters? (You may omit matters of family law) ☐ Yes ☒ No ☐ Yes ☒ No

PART V — DECLARATION AND SIGNATURE

Under penalties of perjury, I certify that: (a) My Social Security Number or Taxpayer Identification Number shown on this form is correct (or I am waiting for a Taxpayer Identification Number to be issued to me), and (b) I am not subject to backup withholding because: (i) I am exempt from backup withholding, (ii) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified me that I am no longer subject to backup withholding.
I hereby certify that I have truthfully answered the questions above. The information is to the best of my knowledge an accurate Statement of Fact. I further understand that if any material information given in this application is found to be incorrect or incomplete, it will be grounds for termination at the sole discretion of LMG. This application is contingent upon LMG's completion of its investigation of my background, as contemplated herein, and upon LMG's approval. If this application is approved and accepted by LMG, I agree that by accepting commissions from LMG, I acknowledge my acceptance of all terms and conditions of the Agreement, as amended from time to time. My signature on this application represents my signature on the Agreement and is incorporated by reference. The Agreement becomes effective when accepted by LMG, as evidenced by the signature of an authorized LMG representative.

Print Applicant Name: Robert James & Associates, Inc Applicant Signature: [signature] Date: 8/3/2006
(IF CORPORATION, TITLE) (OR APPLICANT'S AUTHORIZED REPRESENTATIVE, IF CORPORATION)

PART VI — SIGNATURE SECTION (IMMEDIATE UPLINE ONLY)

I have reviewed the contract, and to the best of my knowledge, the applicant has answered all questions...
Print Upline Name: Brokers International Upline Signature: [signature] Contract Level: NVPM 9.5%
Upline Producer Number: 117

FOR LEGACY MARKETING GROUP USE ONLY

By ______ Title ______
Producer Number ______ Effective Date ______
Contract Level ______

LL551.0905..81006

Release Authorization and Fair Credit Reporting Act Disclosure

This is to notify you that we may procure a consumer report on you as part of the process of considering your application. If information from the report is used in whole or in part in making an adverse decision, we will provide you with a copy of the consumer report and a description in writing of your rights under the Fair Credit Reporting Act before making the adverse decision.

Please be advised that we may also obtain an investigative consumer report, including information on your character, general reputation, personal characteristics, and mode of living. This information may be obtained by contacting your present and previous employers or references supplied by you. Please be advised that you have the right to request, in writing within a reasonable time, that we make a complete and accurate disclosure of the nature and scope of the information requested.

Additional information concerning the Fair Credit Reporting Act, 15 U.S.C. §1681 et seq., is available on the Federal Trade Commission's website at www.ftc.gov.

Release and Authorization

By signing below, I hereby authorize all entities having information about me, including present and former employers, criminal justice agencies, departments of motor vehicles, schools, and credit reporting agencies, to release such information to Legacy Marketing Group or any of its affiliates or carriers. This release and authorization shall remain valid and in effect during the term of my contract. LMG reserves the right to obtain subsequent consumer reports and/or investigative consumer reports on an as-needed basis.

Applicant's Printed Name Robert James & Associates, Inc.
(IF CORPORATION, TITLE)

Applicant's Signature [signature]
(OR APPLICANT'S AUTHORIZED REPRESENTATIVE, IF CORPORATION)

Date 8/1/2006

AUTHORIZATION FOR AUTOMATIC DEPOSIT

NOTE: Commission assignments must be removed prior to requesting the automatic deposit of your commissions. Requests to remove assignments must be made in writing. Also, commissions may only be deposited into an account held in the same name as which the Producer is contracted with Legacy Marketing Group.

Producer Number:	7540	**SSN/TIN #** *** FISMA & OMB Memorandum M-07-16 ***	
Producer Name (As contracted with Legacy Marketing Group)	Robert Toncchio	Robert Toncchio	
Address:	615 River R.d.		
City:	Kingston	**State:** TN	**Zip Code:** 37763

I hereby authorize Legacy Marketing Group (Legacy) to initiate credit entries, and if necessary, initiate debit entries and/or adjustments for any credit entries made in error, to my account at the Financial Institution indicated below.

This authority is to take effect upon verification of the information provided with the Financial Institution and such authority is to remain in effect until such time as Legacy has received my written notification requesting the termination of such authority, this notification shall afford both Legacy and the Financial Institution a reasonable opportunity to act upon the removal request.

Financial Institution Name	Regions		
Address:			
City:	Kingston	**State:** TN	**Zip Code:** 37763
Financial Institution Routing # (ABA#)	888866660	**Financial Institution Telephone Number:**	
Branch:			
Account Type (select one only):	**Account #:**	730104641	
☑ Checking			
☐ Savings			

Please attach a copy of a voided check or deposit slip

Signature: [signature]　　Date: 8-1-06

Print Name: Robert Toncchio

For Office Use Only	
Initials:	
Date:	

Mail or Fax completed form to: Legacy Marketing Group, Attn: Licensing and Contracting



ROBERT JAMES & ASSOCIATES
615 River Road
Kingston, TN 37763

1001

DATE ____

PAY TO THE ORDER OF ____ $

____ DOLLARS

REGIONS BANK

VOID

FOR ____

⑈001001⑈ ⑆084000084⑆ 73 0104 6611⑈



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation

(PURSUANT TO NRS 78)

Entity #
E0834022005-9
Document Number:
20050605116-36

Date Filed:
12/9/2005 9:30:40 AM
In the office of

Dean Heller
Secretary of State

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	[illegible] James & Associates, Inc.
2. Resident Agent Name and Street Address:	Inc. Plan of Nevada [illegible] 613 Saddle Rider Court — Street Address; Henderson — City; Nevada; 89015 — Zip Code Optional Mailing Address; City; State; Zip Code
3. Shares:	Number of shares with par value: 220,000,000; Par value: $ 0.0001; Number of shares without par value: none
4. Names & Addresses, of Board of Directors/Trustees:	1. Robert [illegible] — Name 615 River Road — Street Address; Kingston — City; TN — State; 37763 — Zip Code 2. Name; Street Address; City; State; Zip Code 3. Name; Street Address; City; State; Zip Code
5. Purpose:	The purpose of this Corporation shall be: for all lawful purposes in the State of Nevada
6. Names, Address and Signature of Incorporator:	Lee W. Cassidy — Name; [signature] — Signature 1504 R Street, NW — Address; Washington — City; DC — State; 20009 — Zip Code
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. See attachment — Authorized Signature of R. A. or On Behalf of R. A. Company 12/9/05 — Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State Form 78 ARTICLES 2003
Revised on: [illegible]



LEGACY MARKETING GROUP

PRODUCER APPOINTMENT CHECKLIST

THIS FORM MUST BE COMPLETED WHEN CONTRACTING NEW PRODUCERS
AND/OR
REQUESTING ANY ADDITIONAL APPOINTMENTS

PRODUCER NAME: Robert Tonachio PRODUCER #: 7540
MANAGER NAME: ______ MGR. #: ______

IF YOU ARE USING THIS CHECKLIST IN ORDER TO BE CONTRACTED WITH LEGACY MARKETING GROUP: COMPLETE ENTIRE CHECKLIST.

IF YOU ARE CURRENTLY CONTRACTED WITH LMG AND ARE REQUESTING ADDITIONAL APPOINTMENTS: COMPLETE SECTIONS II – III – V AND VI.

I. I WISH TO BE CONTRACTED AS A: ☐ Individual ☐ Corporate ☐ Partnership/LLC
MY RECOMMENDED COMMISSION LEVEL IS: ______

II. PLEASE APPOINT ME WITH THE FOLLOWING COMPANIES:

☐ *Transamerica Life Insurance and Annuity Company* in the state(s) of: wake
☒ *American National Insurance Company (ANICO)* in the state(s) of: SC, TN, TX, WA
☒ *IL Annuity & Insurance Company (ILANN)* in the state(s) of: MI
☐ Other ______ in the state(s) of: ______

III. BUSINESS PENDING: ☐ Yes ☐ No Annuitant/Insured: ______

IV. REQUIRED ENCLOSURES FOR NEW PRODUCERS:
- ☐ Resident (Corporate/Agency and/or Individual) license(s) for the state(s) of ______
- ☐ Producer Appointment Application
- ☐ Producer Appointment Checklist
- ☐ Producer Authorization Form (required by the Fair Credit Reporting Act)
- ☐ Proof of Errors & Omissions Insurance (required for contract level RD and above)
- ☐ $25.00 Processing Fee
- ☐ Articles of Incorporation, Corporate Resolution, or Partnership Agreement (required for Corporate or Partnership/LLC contracts)
- ☐ Supporting documentation to questions marked "Yes" on page 1 of Producer Appointment Application
- ☐ Business Plan & verifiable proof of production (required for contract level RD and above)

V. REQUIRED ENCLOSURES FOR ADDITIONAL APPOINTMENTS:
- ☐ Resident (Corporate/Agency and/or Individual) license(s) for the state(s) of ______
- ☐ Producer Appointment Checklist

VI. ADDITIONAL ENCLOSURES
- ☐ VisionMark II Marketing Guidelines Acknowledgement
- ☐ VisionMark Marketing Guidelines Acknowledgement
- ☐ Non-resident (Corporate/Agency and/or Individual) license(s) in the state(s) of: ______
- ☐ Non-resident appointment fees.
- ☐ Original Home State Letter(s) of Certification for non-resident appointment (required in MA, SC, WV)
- ☐ Appointment form for the state(s) of (required in GA, HI, MA, WV NON-RES)
- ☐ Other ______
- ☐ Selectmark Marketing Guidelines
- ☐ Visionmaster Marketing Guidelines

SPECIAL INSTRUCTIONS: ______

RETURN TO:
LEGACY MARKETING GROUP

PRODUCER SERVICE TEAMS: ☐ ALPHA ☐ DELTA ☐ GAMMA ☐ OMEGA ☐ SIGMA ☐ ZETA
Post Office Box 7873, San Francisco, CA 94120-7873, Telephone: (800) 395-1053 • FAX: (800) 211-5641
PRODUCER SERVICE TEAMS: ☐ KAPPA ☐ LAMBDA
418 East 2nd Avenue, Rome, GA 30162, Telephone: (800) 300-0519 • FAX: (800) 813-6095

OMMISSION STATEMENT

LEGACY MARKETING GROUP
P.O. BOX 7873
SAN FRANCISCO, CA 94120-7873

DATE: 03/28/2003
PRODUCER NBR: 0000007540

obert J Tonachio
15 River Road
ingston, TN 37763

FOR PERIOD BEGINNING: 03/22/2003
ENDING: 03/28/2003

American National Insurance Company

CLIENT	CERTIFICATE/ POLICY	RIDER	ISSUE STATE	PLAN	TRANSACTION TYPE	TRANSACTION AMOUNT	YEAR	COMMISSION RATE	COMMISSION AMOUNT	DEFERRED AMOUNT	DESC*	E&O
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
WILKERSON SR	LAN0002995		TN	ANGREG		40,490.11	9	0.02%	6.89	.69	T	
BEST	LAR0054078		TN	ARG006		52,000.00	1	1.05%	546.00	54.60	P	
WILLIAMS	LAR0054207		TN	ARG006		30,000.00	1	1.05%	315.00	31.50	P	
TOTALS FOR WRITING PRODUCER 0000010364, Richard R Fritts									867.89			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
CHILDERS	LAN0008950		GA	ANGBSE		93,591.93	9	0.01%	7.49	.75	T	
TOTALS FOR WRITING PRODUCER 0000010807, Allen W Stringer									7.49			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
ROPER	LAR0012415		NC	ARGBCS		271,600.43	8	0.00%	5.44	.54	T	
TOTALS FOR WRITING PRODUCER 0000014441, Senior Security Planners Inc									5.44			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
EDWARDS	LAR0013616		MA	ARGHUN		810.56	8	0.50%	4.05	.41	P	
TOTALS FOR WRITING PRODUCER 0000014718, Scott J Bergman									4.05			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
HARDIN	LAR0031415		WA	ARGS00		1,847.33	7	0.00%	.04		T	
TOTALS FOR WRITING PRODUCER 0000016057, Richard G Clifford									0.04			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
BRYANT	LAN0013076		NC	ANGBTE		15,467.93	8	0.00%	.15	.02	T	
TOTALS FOR WRITING PRODUCER 0000016327, Hugh F Bryant									0.15			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
MAGEE	LAR0052077		FL	ARG000		19,538.10-	1	2.50%	488.45-	48.85-	R	Y
MAGEE	LAR0052077		FL	ARG000		19,538.10	1	2.50%	488.45	48.85	P	
TINDALL	LAR0055821		FL	ARG008		12,000.00	1	1.38%	165.60	16.56	P	
TOTALS FOR WRITING PRODUCER 0000032213, Richard R Avis									165.60			

OMMISSION STATEMENT

LEGACY MARKETING GROUP
P.O. BOX 7873
SAN FRANCISCO, CA 94120-7873

DATE: 03/28/2003
PRODUCER NBR: 0000007540

obert J Tonachio
15 River Road
ingston, TN 37763

FOR PERIOD BEGINNING: 03/22/2003
ENDING: 03/28/2003

American National Insurance Company

CLIENT	CERTIFICATE/ POLICY	RIDER	ISSUE STATE	PLAN	TRANSACTION TYPE	TRANSACTION AMOUNT	COMMISSION YEAR	COMMISSION RATE	COMMISSION AMOUNT	DEFERRED AMOUNT	DESC*	B&O
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
KENNEDY	LAR0053554		TN	ARG008		14,442.64	1	0.55%	79.43	7.94	P	
KENNEDY	LAR0053554		TN	ARG008		3.04	1	0.66%	.02		P	
RODGERS	LAR0056872		TN	ARG008		81,848.72	1	0.55%	450.17	45.02	P	
TOTALS FOR WRITING PRODUCER 0000054719, James E Brogan									529.62			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
WATSON SR	LAR0056581		FL	ARG008		259,459.28	1	0.83%	2,153.51	215.35	P	
TOTALS FOR WRITING PRODUCER 0000060477, Mariam A Williams									2,153.51			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
KENT	LAR0055702		FL	ARG008		75,000.00	1	0.55%	412.50	41.25	P	
ALLEN	LAR0057101		FL	ARG008		25,000.00	1	0.55%	137.50	13.75	P	
TOTALS FOR WRITING PRODUCER 0000062863, Provise Management Group, LLC									550.00			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
SPRICKMAN	LAR0057073		FL	ARG008		20,000.00	1	0.55%	110.00	11.00	P	
TOTALS FOR WRITING PRODUCER 0000063081, William L Raddatz									110.00			
COMPANY TOTALS:									4,393.79	439.38		

PRODUCER NUMBER: 0000007540

OMMISSION STATEMENT

LEGACY MARKETING GROUP
P.O. BOX 7873
SAN FRANCISCO, CA 94120-7873

DATE: 03/28/2003
PRODUCER NBR: 0000007540

obert J Tonachio
15 River Road

ingston, TN 37763

FOR PERIOD BEGINNING: 03/22/2003
ENDING: 03/28/2003

American National Insurance Company

CLIENT	CERTIFICATE/ POLICY	RIDER	ISSUE STATE	PLAN	TRANSACTION TYPE	TRANSACTION AMOUNT	YEAR	COMMISSION RATE	COMMISSION AMOUNT	DEFERRED AMOUNT	DESC*	E&O
					CURRENT	YTD		CURRENT	EMP-II	EMP-II TOTAL		
	CURRENT COMMISSIONS:				4,882.24	30,901.49			0.00	146.88		
	CURRENT CHGBCKS:				488.45-				0.00			
	OUTSTANDING BALANCE:				0.00							
	DEDUCTIONS:											
	DEFER COMM: 10.000%				439.38	3,090.17						
	TOTAL DEDUCTIONS:				439.38	3,090.17						
	NET COMMISSION AMOUNT:				3,954.41	27,811.32			0.00	146.88		

*DESC: P = PAYMENT I = POUR-IN T = TRAILER F = FREELOOK R = REVERSAL L = ASSUMED LOAN

COMMISSION STATEMENT

LEGACY MARKETING GROUP
P.O. BOX 7873
SAN FRANCISCO, CA 94120-7873

DATE: 03/28/2003
PRODUCER NBR: 0000007540

Robert J Tomachio
315 River Road
Kingston, TN 37763

FOR PERIOD BEGINNING: 03/22/2003
ENDING: 03/28/2003

IL Annuity and Insurance Company

CLIENT	CERTIFICATE/ POLICY	RIDER	ISSUE STATE	PLAN	TRANSACTION TYPE	TRANSACTION AMOUNT	YEAR	COMMISSION RATE	COMMISSION AMOUNT	DEFERRED AMOUNT	DESC*	E&O
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
KING	DAR0026315		NM	ARGST0		19,828.19	5	0.01%	1.39	.14	T	
TOTALS FOR WRITING PRODUCER 0000001478, William G Bateman									1.39			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
NYQUIST SR	DAR0077827		AZ	ARGSE0		120,941.78	2	0.00%	2.43	.24	T	
TOTALS FOR WRITING PRODUCER 0000020154, Wealth Preservation Concepts I									2.43			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
WEBER***	DAR0046352		PA	ARGST0		9,598.24	5	0.00%	.19	.02	T	
TOTALS FOR WRITING PRODUCER 0000022620, Bobiak Nalewak Associates									0.19			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
UREN	DAR0059210		TN	ARGSV0		22,776.32	4	0.00%	.46	.05	T	
TOTALS FOR WRITING PRODUCER 0000027016, James W Matthew									0.46			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
MORTON	DWU0075149	0001	TN	WULGJA	RENEWAL	565.76	3	0.72%	4.08	.41	P	
TOTALS FOR WRITING PRODUCER 0000027122, Don Elsea Inc									4.08			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
RECTOR	DAR0074316		TN	ARG2V8		210,782.32	3	0.01%	10.54	1.05	T	
TOTALS FOR WRITING PRODUCER 0000051927, Charlie Rector									10.54			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
SMITH	DAR0077798		TN	ARGSE2		15,837.92	2	0.00%	.32	.03	T	
TOTALS FOR WRITING PRODUCER 0000057155, Ernest Winters									0.32			
COMPANY TOTALS:									19.41	1.94		
PRODUCER NUMBER: 0000007540												

COMMISSION STATEMENT

LEGACY MARKETING GROUP
P.O. BOX 7873
SAN FRANCISCO, CA 94120-7873

DATE: 03/28/2003
PRODUCER NBR: 0000007540

obert J Tonachio
15 River Road

Kingston, TN 37763

FOR PERIOD BEGINNING: 03/22/2003
ENDING: 03/28/2003

IL Annuity and Insurance Company

CLIENT	CERTIFICATE/ POLICY	RIDER	ISSUE STATE	PLAN	TRANSACTION TYPE	TRANSACTION AMOUNT	YEAR	COMMISSION RATE	COMMISSION AMOUNT	DEFERRED AMOUNT	DESC*	E&O

	CURRENT	YTD
CURRENT COMMISSIONS:	19.41	1,228.01
CURRENT CHGBCKS:	0.00	
OUTSTANDING BALANCE:	0.00	
DEDUCTIONS:		
DEFER COMM: 10.000%	1.94	122.83
TOTAL DEDUCTIONS:	1.94	122.83
NET COMMISSION AMOUNT:	17.47	1,105.18

*DESC: P = PAYMENT I = POUR-IN T = TRAILER F = FREELOOK R = REVERSAL L = ASSUMED LOAN

COMMISSION STATEMENT

LEGACY MARKETING GROUP
P.O. BOX 7873
SAN FRANCISCO, CA 94120-7873

DATE: 03/28/2003
PRODUCER NBR: 0000007540

FOR PERIOD BEGINNING: 03/22/2003
ENDING: 03/28/2003

Robert J Tonachio
615 River Road

Kingston, TN 37763

Transamerica Life Insurance and Annuity Company

CLIENT	CERTIFICATE/ POLICY	RIDER	ISSUE STATE	PLAN	TRANSACTION TYPE	TRANSACTION AMOUNT	COMMISSION YEAR	COMMISSION RATE	COMMISSION AMOUNT	DEFERRED AMOUNT	DESC*	E&O
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
PERRY	TAR0010726		TN	ARGR50		130,625.46	3	0.01%	9.15	.92	T	
PERRY	TAR0011788		TN	ARGR50		141,226.18	3	0.01%	9.89	.99	T	
TOTALS FOR WRITING PRODUCER 0000011768, William C Lewis									19.04			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
TAYLOR	TAR0063365		TN	ARIH4B		283.52	1	0.80%	2.27	.23	P	
TOTALS FOR WRITING PRODUCER 0000014189, Larry A Austin									2.27			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
THRASHER	TAR0053773		TN	AR7H0E		2,000.00	1	0.87%	17.40	1.74	P	
TOTALS FOR WRITING PRODUCER 0000027122, Don Elsea Inc									17.40			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
WARD	TAR0063699		FL	ARSH00		12,120.98	1	1.31%	158.78	15.88	P	
CORBOY	TAR0064344		FL	ARIH52		83,574.60	1	1.20%	1,002.90	100.29	P	
TOTALS FOR WRITING PRODUCER 0000032303, Annalee L Leonard									1,161.68			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
RODGERS	TAR0064515		TN	ARIH4B		327,394.89	1	0.80%	2,619.16	261.92	P	
TOTALS FOR WRITING PRODUCER 0000054719, James R Brogan									2,619.16			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
WINTERS	TAR0064684		TN	ARIH4B		25,679.00	1	0.80%	205.43	20.54	P	
WINTERS	TAR0064686		TN	ARIH4B		5,000.00	1	0.80%	40.00	4.00	P	
WILLS	TAR0064824		TN	ARIH4B		22,287.05	1	0.80%	178.30	17.83	P	
TOTALS FOR WRITING PRODUCER 0000057155, Ernest Winters									423.73			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
MC KINNEY	TAR0064367		OH	ARGHPE		29,631.76	1	1.65%	488.93	48.89	P	
MC KINNEY	TAR0064367		OH	ARGHPE		29,027.14	1	1.65%	478.95	47.90	P	
MC KINNEY	TAR0064367		OH	ARGHPE		18.29	1	1.64%	.30	.03	P	

OMMISSION STATEMENT

LEGACY MARKETING GROUP
P.O. BOX 7873
SAN FRANCISCO, CA 94120-7873

DATE: 03/28/2003
PRODUCER NBR: 0000007540

obert J Tonachio
15 River Road
ingston, TN 37763

FOR PERIOD BEGINNING: 03/22/2003
ENDING: 03/28/2003

Transamerica Life Insurance and Annuity Company

LIENT	CERTIFICATE/ POLICY	RIDER	ISSUE STATE	PLAN	TRANSACTION TYPE	TRANSACTION AMOUNT	COMMISSION YEAR	COMMISSION RATE	COMMISSION AMOUNT	DEFERRED AMOUNT	DESC*	E&O
C KINNEY	TAR0064367		OH	ARGHPE		31,189.70	1	1.65%	514.63	51.46	P	
C KINNEY	TAR0064367		OH	ARGHPE		17.54	1	1.65%	.29	.03	P	
C KINNEY	TAR0064384		OH	ARGHPE		3,500.00	1	1.65%	57.75	5.78	P	
C KINNEY	TAR0064384		OH	ARGHPE		72,351.71	1	1.65%	1,193.80	119.38	P	
OLATA	TAR0064733		OH	ARGH4B		3,500.00	1	1.20%	42.00	4.20	P	
OLATA	TAR0064733		OH	ARGH4B		4,369.28	1	1.20%	52.43	5.24	P	
OLATA	TAR0064735		OH	ARGH4B		10,000.00	1	1.20%	120.00	12.00	P	
OLATA	TAR0064736		OH	ARGH4B		27,141.12	1	1.20%	325.70	32.57	P	
OTALS FOR WRITING PRODUCER 0000065440, Patricia N Kolata									3,274.78			
COMPANY TOTALS:									7,518.06	751.82		

PRODUCER NUMBER: 0000007540

	CURRENT	YTD
CURRENT COMMISSIONS:	7,518.06	29,076.71
CURRENT CHGBCKS:	0.00	
OUTSTANDING BALANCE:	0.00	
DEDUCTIONS:		
DEFER COMM: 10.000%	751.82	2,907.72
TOTAL DEDUCTIONS:	751.82	2,907.72
NET COMMISSION AMOUNT:	6,766.24	26,168.99

*DESC: P = PAYMENT I = POUR-IN T = TRAILER F = FREELOOK R = REVERSAL L = ASSUMED LOAN

ɔMMISSION STATEMENT

LEGACY MARKETING GROUP
P.O. BOX 7873
SAN FRANCISCO, CA 94120-7873

DATE: 03/28/2003
PRODUCER NBR: 0000007540

ɔbert J Tonachio
15 River Road
ingston, TN 37763

FOR PERIOD BEGINNING: 03/22/2003
ENDING: 03/28/2003

Investors Insurance Corporation

CLIENT	CERTIFICATE/ POLICY	RIDER	ISSUE STATE	PLAN	TRANSACTION TYPE	TRANSACTION AMOUNT	YEAR	COMMISSION RATE	COMMISSION AMOUNT	DEFERRED AMOUNT	DESC*	E&O
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
AINTER	CAR0003619		FL	ARIHE8		31,457.66	1	0.90%	283.12	28.31	P	
AINTER	CAR0003621		FL	ARIHE8		129,482.38	1	0.90%	1,165.34	116.53	P	
AINTER	CAR0003622		FL	ARIHE8		9,726.28	1	0.90%	87.54	8.75	P	
AINTER	CAR0003684		FL	ARIHE8		3,500.00	1	0.90%	31.50	3.15	P	
AINTER	CAR0003684		FL	ARIHE8		4,156.83	1	0.90%	37.41	3.74	P	
AINTER	CAR0003687		FL	ARIHE8		3,500.00	1	0.90%	31.50	3.15	P	
AINTER	CAR0003687		FL	ARIHE8		4,146.84	1	0.90%	37.32	3.73	P	
TOTALS FOR WRITING PRODUCER 0000032303, Annalee L Leonard									1,673.73			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
BAGAUS	CAR0003392		AZ	ARIHE4		16,356.51	1	1.50%	245.34	24.53	P	
BAGAUS	CAR0003394		AZ	ARIHE4		10,375.62	1	1.50%	155.63	15.56	P	
TOTALS FOR WRITING PRODUCER 0000053791, Michael J Thiede									400.97			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
WYNN	CAR0000202		FL	ARIHE4		241.75	1	1.50%	3.62	.36	P	
TOTALS FOR WRITING PRODUCER 0000058924, Bill V Hopkins									3.62			
ACTIVITY FOR THE WEEK ENDING: 03/28/2003												
WYNN	CAR0000202		FL	ARIHE4		725.25	1	1.50%	10.88	1.09	P	
TOTALS FOR WRITING PRODUCER 0000058927, John S Hopkins									10.88			
COMPANY TOTALS:									2,089.20	208.90		
PRODUCER NUMBER: 0000007540												

COMMISSION STATEMENT

LEGACY MARKETING GROUP
P.O. BOX 7873
SAN FRANCISCO, CA 94120-7873

DATE: 03/28/2003
PRODUCER NBR: 0000007540

Robert J Tonachio
515 River Road

Kingston, TN 37763

FOR PERIOD BEGINNING: 03/22/2003
ENDING: 03/28/2003

Investors Insurance Corporation

CLIENT	CERTIFICATE/ POLICY	RIDER	ISSUE STATE	PLAN	TRANSACTION TYPE	TRANSACTION AMOUNT	COMMISSION YEAR	COMMISSION RATE	COMMISSION AMOUNT	DEFERRED AMOUNT	DESC*	E&O

	CURRENT	YTD
CURRENT COMMISSIONS:	2,089.20	33,444.24
CURRENT CHGBCKS:	0.00	
OUTSTANDING BALANCE:	0.00	
DEDUCTIONS:		
DEFER COMM: 10.000%	208.90	3,344.40
TOTAL DEDUCTIONS:	208.90	3,344.40
NET COMMISSION AMOUNT:	1,880.30	30,099.84

TOTAL COMMISSIONS EARNED - ALL COMPANIES 12,618.42

*DESC: P = PAYMENT I = POUR-IN T = TRAILER F = FREELOOK R = REVERSAL L = ASSUMED LOAN

September 1, 2006

Robert Tonachio
Robert James and Associates
615 River Road
Kingston, TN 37763-6320

Dear Robert:

Your appointment(s) in the state(s) of Pennsylvania has been confirmed, so you may now solicit business for Washington National Insurance Company .

This also reconfirms that your producer number is 0000007540. Please use this number when submitting business or in corresponding with our office, so that we may expedite your request.

Please do not hesitate to contact the Licensing and Contracting Team at 1-800-300-0519, ext. 4085 should you have any questions.

Sincerely,

Licensing and Contracting Team

cc: William McCarty - 0000000117 Brokers International Ltd
P.O. Box 160
Panora, IA 50216

Tonachio
7540

November 3, 2006

Robert Tonachio
Robert James and Associates
615 River Road
Kingston, TN 37763-6320

Dear Robert:

Your appointment(s) in the state(s) of Virginia has been confirmed, so you may now solicit business for Washington National Insurance Company.

This also reconfirms that your producer number is 0000007540. Please use this number when submitting business or in corresponding with our office, so that we may expedite your request.

Please do not hesitate to contact the Licensing and Contracting Team at 1-800-300-0519, ext. 4085 should you have any questions.

Sincerely,

Licensing and Contracting Team

cc: William McCarty - 0000000117 Brokers International Ltd
P.O. Box 160
Panora, IA 50216

July 21, 2006

Robert Tomachio
Robert James and Associates
615 River Road
Kingston, TN 37763-6320

Dear Robert:

Your appointment(s) in the state(s) of Kentucky has been confirmed, so you may now solicit business for Washington National Insurance Company .

This also reconfirms that your producer number is 0000007540. Please use this number when submitting business or in corresponding with our office, so that we may expedite your request.

Please do not hesitate to contact the Licensing and Contracting Team at 1-800-300-0519, ext. 4085 should you have any questions.

Sincerely,

Licensing and Contracting Team

cc: William McCarty - 0000000117 Brokers International Ltd
P.O. Box 160
Panora, IA 50216

June 12, 2006

Robert Tomachio
Robert James and Associates
615 River Road
Kingston, TN 37763-6320

Dear Robert:

Your appointment(s) in the state(s) of Georgia has been confirmed, so you may now solicit business for Washington National Insurance Company.

This also reconfirms that your producer number is 0000007540. Please use this number when submitting business or in corresponding with our office, so that we may expedite your request.

Please do not hesitate to contact the Licensing and Contracting Team at 1-800-300-0519, ext. 4085 should you have any questions.

Sincerely,

Licensing and Contracting Team

cc: William McCarty - 0000000117 Brokers International Ltd
P.O. Box 160
Panora, IA 50216

October 15, 2004

7540

Robert Tonachio
Robert James and Associates
615 River Road
Kingston, TN 37763

Subject: Appointment with Americom Life and Annuity Insurance Company

Dear Robert:

As one of Legacy's top Producers, you have been selected for pre-appointment in your resident state with our newest carrier, Americom Life and Annuity Insurance Company. We will be announcing a new Equity Index Annuity product in November and want to make sure you are ready to offer this product without delay.

Your appointment in the state of Tennessee has been confirmed, so you may begin to solicit business for Americom Life and Annuity Insurance Company as soon as the product is released. We are excited about our new Equity Index Annuity product with Americom as it offers a unique Equity Index Strategy that does not exist in the marketplace today. Look for more product information soon.

Please, do not hesitate to contact the Licensing and Contracting Team at (800) 300-0519, ext. 4085 should you have any questions.

We thank you for choosing Legacy Marketing Group and look forward to the opportunity to earn your Americom business in the future.

Sincerely,

Niju Vaswani

Niju Vaswani
Vice President of Distribution

cc: William McCarty
Brokers International, Ltd.
P.O. Box 160
Panora, IA 50216

APPOINT WITH: ☑ OLD COLONY LIFE INSURANCE COMPANY & ITS SUCCESSORS & ASSIGNS(OCL)
☑ NORTH AMERICAN LIFE & CASUALTY CO. (NALAC)

INFORMATION SECTION OF PRODUCER AGREEMENT

All appointees MUST complete ALL questions in Section I and II and MUST sign the authorization or signature page and attach a copy of their license(s). GA appointees or above must complete ALL questions in ALL sections and MUST sign the authorization and attach a copy of their license(s).

I. VITAL STATISTICS

Name (Last) IONACHIO (First) ROBERT (Middle) JAMES
Nickname: BOB JAMES
Spouse's Name: REA

Home Address Street / P.O. Box: 8905 KINGSTON PIKE STE 12
City: KNOXVILLE State: TN Zip: 37929
Home Phone No. (615) 376-2294

How long at this address? 3 YEARS
Social Security No. *** FOIA & OMB Memorandum M-07-16 ***

Date of Birth: 4-20-37
Place of Birth: BROOKLYN, NEW YORK

Business Address Street / P.O. Box: BOX 996
City: KINGSTON State: TN Zip: 37763
Business Phone No. (615) 376-2294

Mailing Address (Producer's Principal Address) Street / P.O. Box: BOX 996
City: KINGSTON State: TN Zip: 37763
FAX: (615) 376-2294

TAX I.D. No. *** FOIA & OMB Memorandum M-07-16 ***

Is Contract to be in Corporate Name? ☐Yes ☑No Name:
(Complete one sheet for each corporate officer to be appointed) Tax I.D. #

APPLICANT'S AND FAMILY MEMBERS' HEALTH

Are you and other members of your immediate family presently in good health to the best of your knowledge and belief? YES
Do you or any other family members have any physical impairments, diseases, or illnesses? NO
Give details of any illnesses, diseases, physical impairments or disabilities over the past 5 years.

N/A

APPLICANT'S FI...
Net Worth: 1.0 contract
Average Annual Income (last 3 years) $ 50,000 +
Source of Income: Business (
Do you own your own home? ☑Yes ☐No
If yes, net equity in residence: 100,000 +

II. LICENS...

No. (Life) (A&H) NASD VAR ANN Other

Resident License: [illegible] ID NO. 0727195 LIFE + A&H

List all other states in which you are licensed and your I.D. No.: NEW YORK LA-658539 LIFE

Exact name to appear on license: ROBERT JAMES IONACHIO
List each Company with whom you are presently licensed: N/A
Have you ever been licensed with The Regan Group/Bradford & Regan/General Services Life? (If yes, explain)

NO

States in which you desire to represent REGAN HOLDING CORP.: TENNESSEE, NEW YORK, KENTUCKY, OHIO, GEORGIA
Those applying for Florida non-resident license, list counties you wish to be licensed in:
Type of License(s) desired: ☐Res ☑Non-Res ☑Life ☐A&H ☐VA ☐Temp
Have you ever had a professional license revoked or suspended; or have you ever been fined or otherwise reprimanded by the licensing authority from which you received a professional license? (Explain in detail) NO

Have you ever had an appointment terminated by another company? ☐Yes ☑No If Yes, explain

NOTE: Appointment of Licensed producers ordinarily takes 3-6 weeks, depending on the state(s) involved. YOU CANNOT BE PAID COMMISSIONS UNTIL YOU ARE APPOINTED

(ISPA) (10/25)


RECEIVED
APR 0 1 1992
By

III. INSURANCE OR OTHER PROFESSIONAL EDUCATION

Highest Level of Education Attained College

Course(s)	Completed Yes	Completed No	Designation or Degree
(1) LIFE INS.	✓		
(2) HEALth INS	✓		
(3) Russian studies	✓		CERTIF. Russian Lang.
(4)			

Professional Memberships: ☐CLU ☐CFP ☐ ☐NALU ☐NASD ☐ ☐CPCU ☐IAFP ☐ ☐AALU ☐ ☐

Honors:	Yes	No	Year(s)
Million Dollar Round Table			
Court of the Table			
Top of the Table			
International Forum			
National Quality Award			
Other			

IV.

Why do you want to represent REGAN HOLDING CORP.? OPPORTUNITY FOR GROWTH

What do you hope to gain from the relationship? FINANCIAL REWARDS

V. LIFE INSURANCE EXPERIENCE

A. How long have you been engaged in the insurance industry? Give a brief overview of your career in the industry.

HAVE BEEN LICENSED SINCE 1960. SOLD TERM, whole LIFE AND mutual Funds. Largest policy written 10,000,000.

B. Employment History - Minimum 2 Years

Company/Address ZIP)	Report To/Phone	Position/ Responsibilities	From Mo/Yr	From Mo/Yr
BUSINESS CONSULTANT Box 996 Kingston, TN 37763	SELF 615-376-2294	Regional manager Business evaluation & marketing-	6 85	PRESENT

C. PLEASE PROVIDE SUPPORTING DOCUMENTATION WITH RESPECT TO YOUR OR YOUR FIRMS / AGENCY'S PRODUCTION AND PERSISTENCY FOR LAST 2 YEARS NOT ACTIVE LAST TWO YEARS.

Company/Address/Contact Person/Phone	Year	Lives	Gross Recurring Premium Comms.	Gross Single Premium Comms.	% Done by You	% Done by Agents and Brokers	Persistency %
N/A							

D. Are you in debt to any Life Insurance Company and/or Agency? ☐Yes ☒No
Explain

E. May we contact your present carrier? ☐Yes ☐No N/A

F. Do you sell: ☐Property/Casualty Insurance ☐Mutual Funds ☐Tax Shelters N/A

G.	Gross Commissions you expect your organization to earn with us during the next 12 months: $ 500,000. +
	80 % Annuity/SPWL 20 % Scheduled Life ______ % Other (specify) ______
H.	Will you represent REGAN HOLDING CORP. on a full or part-time basis? [X] Full-Time [ ] Part-Time (%)
I.	Will you represent REGAN HOLDING CORP. as a: wholesaler 75 %; or retailer 25 %

VI. REFERENCES

References should be Life Insurance Industry people who know you and your operation and will be able to verify information regarding your activities in the Life Insurance Industry during the past 5 years.

(1)	Name TED BROWN	Occupation/Title INS. Salesman
	Residential Address (inc. ZIP) 322 IRVING Place LOOKOUT MOUNTAIN, TN 37350	
	Business Address (inc. ZIP) SAME	Phone No. (615) 821-4604
(2)	Name BILL BARRETT	Occupation/Title ESTATE Planning.
	Residential Address (inc. ZIP) 825 Lincoln st. CHENOA, IL 61726	
	Business Address (inc. ZIP) SAME	Phone No. (815) 945-4653
(3)	Name Ron NEEDS	Occupation/Title BROKER
	Residential Address (inc. ZIP) 6561 Gambol Quail Dr. West Colorado Springs Co. 80918	
	Business Address (inc. ZIP) SAME	Phone No. (719) 594-4522

APPLICANT'S BACKGROUND INFORMATION

CHARGED = Accused of a crime in a formal complaint, information, or indictment. **INVESTMENT OR INVESTMENT-RELATED** = Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to, acting or being associated with a broker-dealer, investment advisor, futures sponsor, bank or savings and loan association). **INVOLVED** = Committing an act, or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.

		YES	NO
1.	Have you been charged with and/or convicted of, or pleaded guilty or nolo contendre ("no contest") to:		
	a. felony or misdemeanor (other than minor traffic violations)?		X
	b. a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion?		X
	c. gambling?		X
2.	Have you or any member of your immediate family, or any corporation, partnership or business in which you or such family member are a principal, ever been a party to any of the following:		
	(check if yes and give dates):		
	______ law suits filed ______ terminated ______		X
	______ judgments filed ______ released ______		X
	______ liens filed ______ released ______		X
	______ bankruptcy filed ______ discharged ______		X

		YES	NO
3.	Has any other federal regulatory agency or any state regulatory agency ever:		
	a. found you to have made a false statement or omission, or been dishonest, unfair or unethical?		X
	b. denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment-related business or disciplined you by restricting your activities?		X
	c. revoked or suspended your license as an attorney, accountant or federal contractor?		X
4.	Have you ever been the subject of a consumer-initiated complaint or proceeding that:		
	a. alleged compensatory damages of $10,000 or more, fraud, or wrongful taking of property?		X
	b. was settled or decided against you for $5,000 or more, or found guilty of fraud or the wrongful taking of property?		X
5.	Has a bonding company denied, paid out on or revoked a bond for you?		X
6.	Have you been discharged or permitted to resign because you were accused of:		
	a. violating investment-related statutes, regulations, rules, or industry standards of conduct?		X

IF ANY OF THE QUESTIONS IN THIS SECTION WERE ANSWERED "YES", COMPLETE DETAILS AND APPROPRIATE DOCUMENTS (SUCH AS OFFICIAL COURT RECORDS) MUST BE ATTACHED.

COMMISSION AND RECRUITING REQUIREMENTS SECTION OF PRODUCER AGREEMENT

To qualify for each level, one of these recruiting requirements must be met.
Cumulative Recruits must be any one of the following.

	First Year* Commission Levels Required 12 Months or Current Months†	National Directors of Marketing	Regional Vice Pres. of Marketing	Regional Directors of Marketing	District Directors of Marketing	Managing General Agents	Senior General Agents	General Agents	Associate General Agents	Profess. Producers
		or	or	or	or	or	or	or	or	
Nat'l VP of Mktg(1)	$5,000,000/$1,600,000	1	2	4	8	16	32	64	128	256
Nat'l Dir of Mktg(1)	$2,000,000/$300,000	-	1	2	4	8	16	32	64	128
Reg VP of Mktg(1)	$1,000,000/$150,000	-	-	1	2	4	8	16	32	64
Reg Dir of Mktg(1)	$500,000 / $80,000	-	-	-	1	2	4	8	16	32
Dist Dir of Mktg	$250,000 / $40,000	-	-	-	-	1	2	4	8	16
Managing GA	$120,000 / $20,000	-	-	-	-	-	1	2	4	8
Sr Gen Agent	$60,000 / 10,000	-	-	-	-	-	-	1	2	4
General Agent	$40,000 / $6,000	-	-	-	-	-	-	-	1	2
Assoc Gen Agent	$20,000 / $3,000	-	-	-	-	-	-	-	-	-1
Prof Producer	N/A	-	-	-	-	-	-	-	-	-

† 3 out of 4 consecutive months

*First year commission requirements for all levels are calculated on the basis of the maximum annualized qualifying first year commissions and production bonus you are eligible for without offsetting for lower first year commissions taken in exchange for asset fees commissions.

APPLICANT'S STATEMENT OF UNDERSTANDING & SIGNATURES SECTION OF PRODUCER AGREEMENT

I understand that the information I have furnished in the Information Section of this Producer Agreement, and the "701" Asset Accumulator Plan descriptions which accompany this Producer Agreement, will form a part of my Producer Agreement with the Company and I warrant the accuracy of all information contained herein. I release any person and companies contacted for information from any liability with respect to the content of verbal or written information given to the Company. I further understand that if any information given in this application is found to be incorrect or incomplete, it will be grounds for termination at the sole discretion of the Company. There are no contracts, agreements or legal relationships in existence which would limit me in performing for the Company any of the duties customarily performed by an insurance producer. I acknowledge that I have read the following notification of investigative consumer report.

As a part of normal procedure for processing this Application, an investigative consumer report may be obtained whereby information is secured through personal interviews with my friends, neighbors and others with whom I am acquainted. This report, if obtained, typically contains information as to my character, general reputation, personal characteristics and mode of living. This information may be disclosed without authorizations to organizations performing business functions for the company such as: organizations to detect or prevent fraud; medical professionals, scientific research organizations; or marketing and affiliate organizations solely for marketing purposes. I understand that I have the right to make a written request within a reasonable period of time for a complete and accurate disclosure of additional information concerning the nature and scope of this report. I understand that I also have a right to amend and correct reports. I understand that if I so request, the Company will furnish the procedure to follow. I will address my request to the Company's "Legal Department." Any report prepared for the Company may be retained by the preparer.

I understand that policy owners and my telephone calls to you may be recorded for our mutual protection and I consent to such recording. I authorize and direct the Company to accept and act on any and all telephone instructions relating to any provision of this contract on my relationship with you from any person who is in my employ and I agree to hold harmless and indemnify the Company and its affiliates and their directors, officers, employees and agents for any losses, liabilities, costs or expenses arising from acting on such instructions when believed to be genuine. All statements and answers on this application are full, complete and true to the best knowledge and belief of the signers bellow. I certify: (1) the taxpayer identification numbers shown on this form are correct; and (2) the IRS has not notified me that I am currently subject to back-up withholding. When I reach General Agent or higher status, I acknowledge by signing this Agreement that I am also automatically signing up for 5% of my commissions or retained overrides to the "701" Asset Accumulator Part I Stock purchase program. In addition, 2% of my commission, or 5% of my overrides, will go to the "701" Asset Accumulator Part II Regan Reassurance Company Reinsurance program. (At the Professional Producer or Associate GA levels, I may, at my option, do the same.) The deduction will be from commissions as earned, and will be held in an escrow account by Regan Holding Corp. until such time as an offering of the above shares is opened or my account has sufficient funds to purchase stock in the plans. These plans are subject to offerings being open and to all applicable state securities rules and regulations. Additionally, I wish to:

- ___ Sign up for $1 per week to INCA and INCA PAC to be split 50/50.
- ___ Sign up to initially purchase $__________ of Regan Holding Corp. common stock with a lump sum cash payment which is _____% of the total retained commissions or overrides I have earned in the last 12 months from all companies on the sale of insurance and securities products.
- ___ Sign up for an *additional* "701" stock purchase commission deduction contribution of _____% (in addition to the 5% referred to above).
- ___ Sign up for the "701" Asset Accumulator Business Liquidity Program.
- ___ Apply for the "Net Submission"/"Instant Pay" Plan
- ___ Sign up for InsMark marketing software link for $10 per month to be withdrawn from my commissions.
- ___ Sign up for the following cafeteria benefits

__________ E & O ______ LTD ______ Life ______ Medical, dental, vision

During the last five years, I/Any family member has received advice, consultation or treatment for the following (attach additional paperwork if necessary):

Name of family member	Accidents or Illnesses	Treatment	Doctors name and address

[signature] Robert [illegible] — 9-26-97

Producer / Applicant's Signature — Print Name — Date

THIS AGREEMENT SHALL BE DEEMED TO BE ACCEPTED BY THE COMPANY IN PETALUMA, CALIFORNIA ONLY UPON THE ASSIGNMENT TO ME BY THE COMPANY OF ANY PRODUCER CODE NUMBER AND SHALL BE EFFECTIVE UPON SAID DATE.

REGAN HOLDING CORP. By: [signature] Title: SrVP

LEGACY MARKETING GROUP
(A Wholly-Owned Subsidiary of Regan Holding Corp.)

AMENDMENT TO "701" ASSET ACCUMULATOR PROGRAM
Effective June 1, 1993

The "701" Asset Accumulator Program hereafter referred to as the Contract and all amendments thereto, between Robert J. Tomaselli and Regan Holding Corp. ("RHC") is hereby amended as to Provisions and attached Compensation Schedule, as follows:

Provisions:

I. The Contract, page 12 paragraph 2 is hereby amended to authorize Legacy Marketing Group ("LMG") to appoint Producers to any life insurance company having a marketing agreement with LMG.

II. The Contract, page 18 paragraph 1 is hereby amended to include the trade names/trademarks/service marks "Legacy Marketing Group," "ValuMark," "BenchMark," "UltraMark," "GrowthMaster," "ValuMaster," "LegacyMaster," "WealthMaster" and "WealthMaster Plus," or any derivation or combination of any of them.

III. The ten level compensation structure is modified to eight levels. The Associate General Agent (AGA) and District Director of Marketing (DD) levels are eliminated.

IV. Any Producer at the AGA level is hereby moved to the General Agent level and any Producer at the DD level is hereby moved to the Regional Director of Marketing level. On a prospective basis, Producers who are moved to new levels are obligated to meet the requirements as specified in the Contract and the Amendment for their respective level.

V. Name changes to compensation levels are as follows:

a. National Vice President of Marketing is changed to Executive National Vice President.
b. National Director of Marketing is changed to National Vice President of Marketing.
c. Professional Producer is changed to Broker.

Name changes do not involve movement of Producers within the compensation levels.

VI. The Contract's up-front purchase requirement for RHC stock at specified compensation levels and the deduction of monies from earned commissions for the purchase of RHC stock is no longer available until further notice from RHC.

VII. Under the contract, pages 14 and 15, item 3 sub-paragraph C., the term "lapse" is further clarified to include policy and certificate lapses due to non-payment of renewal premiums or terminations due to surrender.

VIII. The Producer is responsible to notify LMG in writing by the 20th of the month of their qualification to move up to the next compensation level. Qualifications will be verified and the new contract level will be honored on the first day of the following month. All business submitted on or after the first of the following month will be paid at the new contract level. Any business submitted prior to the month in which the Producer is moved to the new compensation level will be paid at the previous compensation level.

IX. Refer to the attached Compensation Schedule for amended annual gross commission production requirements, commission payouts, and recruiting requirements.

A signed copy of this Amendment does need to be returned. Please file a copy with your original RHC contract.

Terms of Amendment hereby accepted:

[signature] 7-23-93
Signature Date

RECEIVED
AUG 0 3 1993
By

LEGACY MARKETING GROUP

WHOLESALER COMPENSATION SCHEDULE FOR CURRENTLY AVAILABLE ANNUITY PRODUCTS

If proof of Errors and Omissions insurance coverage is not received from the writing Producer on the date or prior to when new business is received, automatic coverage under the "Legacy Exclusive Program" will be provided. A non-refundable premium will be deducted from the commission paid per contract issued. (See Legacynet.com for details of E&O coverage options.)

Commissions will not be paid on same-company transfers, replacements and/or surrenders, including partial amounts or penalty-free withdrawals. Commissions may not be paid on transfers, replacements and/or surrenders, including partial amounts or penalty-free withdrawals between carriers that distribute products through Legacy.

Commissions will not be paid on replacements, transfers, and/or surrenders, including partial amounts or penalty-free withdrawals from an AEGON subsidiary to Transamerica.

Commissions will not be paid on replacements, transfers, and/or surrenders, including partial amounts or penalty-free withdrawals from Conseco subsidiaries to Washington National.

Commissions earned in excess of $20,000 on one case will be paid as follows: The first $20,000 will be paid when all delivery requirements are met and the case goes in force; the remainder will be paid after the free-look period in the issue state has expired.

Legacy reserves the right to change commission rates at any time.
Commissions will be paid according to the Producer/Wholesaler contract level in effect on the issue date of the annuity.

No chargebacks after the free-look period upon death, subject to the terms of the Producer agreement.

This Compensation Schedule replaces all existing schedules.

Effective with applications received on or after December 5, 2006

Please also refer to "Compensation Schedule for Servicing Annuity Products Closed for New Sales," Form 11916F/1210.

Legacy Marketing Group reserves the right to revise this information periodically, and additional restrictions may apply. See cover.

For Broker Use Only

Table of Contents

Legacy Marketing Group reserves the right to revise this information periodically, and additional restrictions may apply. See cover.

Washington National Insurance Company

RewardMark℠ Annuity Series[1,2,3]

Distributed through Legacy Marketing Group℠

ATTAINED AGES 0-75

Title	RewardMark℠ No Bonus	RewardMark℠ Extra 4	RewardMark℠ Extra 8	RewardMark℠ Extra 10
Executive Vice President	12.00%	10.50%	9.00%	8.50%
National Vice President	11.50%	10.00%	8.60%	8.20%
Regional Vice President	11.00%	9.50%	8.20%	7.90%
Regional Director	10.50%	9.00%	7.80%	7.60%
Managing General Agent	10.00%	8.50%	7.40%	7.40%
General Agent	9.50%	8.00%	7.00%	7.00%
Broker	9.00%	7.50%	6.50%	6.50%

ATTAINED AGES 76+

Title	RewardMark℠ No Bonus	RewardMark℠ Extra 4	RewardMark℠ Extra 8	RewardMark℠ Extra 10
Executive Vice President	7.20%	6.30%	5.40%	5.10%
National Vice President	6.90%	6.00%	5.16%	4.92%
Regional Vice President	6.60%	5.70%	4.92%	4.74%
Regional Director	6.30%	5.40%	4.68%	4.56%
Managing General Agent	6.00%	5.10%	4.44%	4.44%
General Agent	5.70%	4.80%	4.20%	4.20%
Broker	5.40%	4.50%	3.90%	3.90%

Initial and additional premiums: For premium received within 45 days of the application, commission is based on the current older owner's attained age on the date the application is received; for premium received after 45 days, the premium-received date is used. If the owner is an entity, the older annuitant's attained age is used to determine commission.

Commission chargebacks: There is no commission chargeback after the free-look period, subject to the terms of the Producer Agreement.

Elective Trailing Commissions: *Writing Producers* may elect, on a case-by-case basis, to choose from four available voluntary trailing commission options. See table on the next page for options and up-front percentages.

1. Not available in all states. Check current State Approval Matrix for product availability.
2. Issue ages 0-85 for the no-bonus and 4% bonus versions, 0-80 for the 8% bonus version, and 0-78 for the 10% bonus version.
3. Minimum initial premium is $3,000 for qualified money and $5,000 for nonqualified money.

ASSURITY LIFE INSURANCE COMPANY
1526 K Street • PO Box 82533
Lincoln, NE 68501-2533
Toll Free 800-276-7619

NON-RESIDENT APPOINTMENT INFORMATION

The following table shows what is required to process paperwork and appointment for both an agent and an agency together. **If paperwork is for the agent only, the agent must submit all licenses and fees** for appointment(s) in each state they will solicit business. If you have any questions, please contact the Contracting and Appointment area.

State	Who Must Be Appointed		Who Pays A Fee		Fee Amount		Send In A License Copy	
	Agent	Agency	Agent	Agency	Agent	Agency	Agent	Agency
AL	X		X		30.00		X	
AK		X					X	X
AZ	X	X					X	X
AR	X	X					X	X
CA		X		X	24.00	24.00	X	X
CO	X	X					X	X
CT	X	X	X	X	45.00	45.00	X	X
DE	X		X		25.00		X	X
DC	X	X	X	X	25.00	25.00	X	X
FL	X		X		60+6/county		X	
GA	X		X		21.00		X	X
HI							X	
ID		X					X	X
IL	X						X	If Licensed
IN	X						X	X
IA	X		X		8.00		X	
KS	X		X		5.00		X	X
KY	X	X	X	X	50.00	120.00	X	X
LA		X		X	20.00	20.00	X	X
ME	X	X	X	X	70.00	70.00	X	X
MD	X	X					X	X
MA		X		X	75.00	75.00	X	X
MI	X	X	X	X	5.00	5.00	X	X
MN	X		X		10.00		X	X
MS	X		X		10.00		X	X
MO	X		X				X	X
MT		X		X			X	X
NE	X		X		8.00		X	X
NV	X	X	X	X	15.00	15.00	X	X
NH	X	X	X	X	25.00	25.00	X	X
NJ		X					X	X
NM	X		X		23.00		X	
NY	Not Available							
NC	X		X		20.00		X	X
ND	X	X	X	X	10.00	10.00	X	X
OH	X	X	X	X	20.00	20.00	X	X
OK	X	X	X	X	40.00	40.00	X	X
OR		X		X			X	X
PA	X	X	X	X	15.00	15.00	X	X
RI	X	X					X	X
SC	X						X	X
SD	X	X	X	X	20.00	20.00	X	X
TN	X		X		15.00		X	
TX	X	X	X	X	10.00	10.00	X	X
UT		X		X			X	X
VT	X		X		60.00		X	
VA	X	X	X	X	14.00	14.00	X	X
WA		X		X	20.00	20.00	X	X
WV	X		X		25.00		X	
WI	X		X		24.00		X	If Licensed
WY		X		X	15.00	15.00	X	X

*Retaliatory – Non-resident fee is same as resident fee unless the non-resident fee is higher.



04-045-05005 (10/05)

NON-RESIDENT APPOINTMENT FEES PER CARRIER*AS OF January 2007
Make check payable to Legacy Marketing Group

STATE	FEE	STATE SPECIFIC REQUIREMENTS
Alabama	No Non-Resident Appointments Allowed for this state	
Alaska	No Fee	N/A
Arkansas	No Fee to Producer	N/A
Arizona	No Fee	N/A
California	$24.00	8hr Annuity CE Certificate
Colorado	No Fee	N/A
Connecticut	Washington National Insurance Company: $20.00 All other carriers: $45.00	N/A
Delaware	$25.00	N/A
District of Columbia	$25.00	N/A
Florida	$60.00 plus $6.00 per county	N/A
Georgia	$20.00	N/A
Hawaii	No Fee	Original Appointment Form
Idaho	No Fee	N/A
Illinois	No Fee	N/A
Indiana	No Fee	N/A
Iowa	Americom Life and Annuity Insurance Company: $10.00 American National Insurance Company: $10.00 Investors Insurance Corporation: $25.00 Washington National Insurance Company: $5.00	N/A
Kansas	$5.00	N/A
Kentucky	$50.00 Individual / $120.00 Corporation	E&O
Louisiana	$20.00	N/A
Maine	$70.00	N/A
Maryland	No Fee	N/A
Massachusetts	$75.00	N/A
Michigan	Washington National Insurance Company: $5.00 All other carriers: $10.00	N/A
Minnesota	$10.00	N/A
Mississippi	$10.00	E&O
Missouri	No Fee	N/A
Montana	No Fee	N/A
Nebraska	$8.00	N/A
Nevada	$15.00	N/A
New Hampshire	$25.00	N/A
New Jersey	$25.00	N/A
New Mexico	$23.00	N/A
New York	No Non-Resident Appointments Allowed for this state	N/A
North Carolina	$20.00	N/A
North Dakota	$10.00	N/A
Ohio	$20.00 Individual / $40.00 Corporation	N/A
Oklahoma	$40.00	N/A
Oregon	No Fee	N/A
Pennsylvania	$15.00	N/A
Rhode Island	No Fee	E&O
South Carolina	No Fee to Producer	LOC
South Dakota	$20.00	N/A
Tennessee	$15.00	N/A
Texas	$10.00	N/A
Utah	No Fee	N/A
Vermont	$60.00	N/A
Virginia	$14.00	Admin
Washington	$20.00	N/A
West Virginia	$25.00	N/A
Wisconsin	$24.00	N/A
Wyoming	$15.00	N/A

*Non-resident appointment fees are not required for Americom Life and Annuity Insurance Company.

All Producers holding a Brokers License in a state where requesting appointment are not required to submit fees or forms for that state.

LOC = Letter of Certification or Home State letter　　**Admin** = Administration letter 2002-9
E&O = State requires evidence of current Errors & Omission coverage prior to appointment

12/19/06

Exhibit 15.2

641-755-2507

AMERUS Life® BROKERAGE

AmerUs Life
611 Fifth Avenue Dept. 29
Des Moines, Iowa 50309
877/426-3787
515/241-4828 Fax

Agent's Contract Transmittal Form

(This form should be used for new agent contracting or changes to an existing agent's status)
PLEASE PRINT

☐ New Agent

Choon Turner
Agent to be contracted

☐ Change of Existing Agent Status

Corporate Name if Other Than Agent

The following is a check-list of all the forms which must be completed and mailed to AmerUs Life in order to complete the contract processing.
NOTE: You must make copies of all the forms on this check-list for your records, all originals will be retained by AmerUs Life.

CONTRACTING CHECKLIST

- ☐ Signed Application for Brokerage Contract (Form 12891)
- ☐ Signed Independent Agent's Contract (MCAIAC)
- ☐ Commission Insert
- ☐ Copies of License(s) for all states agent wishes to be appointed in
- ☐ Check made payable to AmerUs Life for any non-resident appointments

Contract Level ½ below Street (Commission Insert)

PLEASE LIST ALL AGENTS WHO RECEIVE OVERWRITING COMMISSIONS ON THIS APPOINTMENT:

Name: Bob Tomachio — Code Number: A0042

Name: Terry Martin — Code Number:

Name: — Code Number:

Name: — Code Number:

Approved by: ______ Date ______

Print Name ______

Please provide us with a contact name and phone number in case we have any questions regarding this package.

Kim Ezell
Contact Name (print)

(866) 204-3631 x4
Phone Number

13018 11/99

AMERUS Life

BANKERS LIFE of NY

INDIANAPOLIS LIFE

Designate insurer to which you are applying

- ☐ AmerUs Life Insurance Company, Licensing and Contracting, P.O. Box 1555, Des Moines, IA 50306-1555, 800/800-9882, 800/531-0038 Fax
- ☐ Bankers Life Insurance Company of NY, 65 Froehlich Farm Blvd., Woodbury, NY 11797-9847, 888/900-9543, 516/390-7435 Fax
- ☐ Indianapolis Life Insurance Company, Licensing and Contracting, P.O. Box 14590, Des Moines, IA 50306-3590, 800/800-9882, 888/329-1329 Fax

Producer Contract Application

Bob Tonachio
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763
Fax: 865.376.2294

Name of Distribution ______

A copy of your current license must be submitted along with this form. All sub-licensees on corporate license must complete the producer information on this form.

PRODUCER INFORMATION

Last Name TURNER First Name CHOON Middle Initial P.

Date Of Birth 1/13/1950 Social Security Number *** FISMA & OMB Memorandum M-07-16 *** Male ____ Female ✓

Business Street Address 9215 APACHE TRAIL County WILLIAMSON City BRENTWOOD

State TN ZIP 37027 Bus Phone (615) 370-6408

Fax Number ______ Email Address CPT9215@bellsouth.net

Residence Street Address 9215 APACHE TRAIL County WILLIAMSON City BRENTWOOD

State TN ZIP 37027 Residence Phone 615/370-6408

No. of years at current residence 14 Years

Prior Residence Address ______ County ______ City ______

State ______ ZIP ______ No. of years at residence ______ Designation(s) ______

CORPORATE INFORMATION *(Complete this section if commissions are to be paid to a corporation. Corporation must be licensed)*

Corporate Name ______ Tax I.D. Number ______

Name(s) on corporate license ______

Business Address ______
Street County City State Zip

OVERNIGHT DELIVERY ADDRESS

Address Same

RECRUITER INFORMATION

Recruiter Corporate or Individual Name BOB TONACHIO

Recruiter Phone 865-376-4925 Recruiter Fax 865-376-2294

Recruiter Number A0042

COMPANY AFFILIATIONS

Company	From	To	Type of Contract	Current Status



6101008040 1

Equity Index Annuity Training Acknowledgement

Please complete the information below and then sign and fax this acknowledgement to Legacy Marketing Group at 800-395-0045. This form must be signed and returned to Legacy prior to submission of any Equity Index Annuity applications.

I have completed the EIA PowerPoint training presentation on the Legacy Marketing Group website, www.legacynet.com.

I certify that I understand the EIA products and the appropriate way to represent these products to my clients to ensure that they receive the most suitable product to meet their short- and long-term financial needs. I also understand that the product features, such as premium bonus option, liquidity, Caps, annuitization durations, and surrender charges vary among the three EIA product versions: No Bonus, Extra 4, and Extra 8.

Producer No. ______________________

Producer Name Chason Turner

Signature [signature]

Date 11/3/06

Release Authorization and Fair Credit Reporting Act Disclosure

This is to notify you that we may procure a consumer report on you as part of the process of considering your application. If information from the report is used in whole or in part in making an adverse decision, we will provide you with a copy of the consumer report and a description in writing of your rights under the Fair Credit Reporting Act before making the adverse decision.

Please be advised that we may also obtain an investigative consumer report, including information on your character, general reputation, personal characteristics, and mode of living. This information may be obtained by contacting your present and previous employers or references supplied by you. Please be advised that you have the right to request, in writing within a reasonable time, that we make a complete and accurate disclosure of the nature and scope of the information requested.

Additional information concerning the Fair Credit Reporting Act, 15 USE §1681 etc set., is available on the Federal Trade Commission's website at www.ftc.gov.

Release and Authorization

By signing below, I hereby authorize all entities having information about me, including present and former *employers, criminal justice agencies, departments of motor vehicles, schools, and credit reporting agencies, to* release such information to Legacy Marketing Group or any of its affiliates or carriers. This release and authorization shall remain valid and in effect during the term of my contract. LMG reserves the right to obtain subsequent consumer reports and/or investigative consumer reports on an as-needed basis.

Applicant's Printed Name CHOON TURNER
(IF CORPORATION, TITLE)

Applicant's Signature [signature]
(OR APPLICANT'S AUTHORIZED REPRESENTATIVE, IF CORPORATION)

Date 11/3/06

LEGACY MARKETING GROUP
Producer/Wholesaler Application and Agreement

Bob Tonachio
Robert James & Associates, Inc
615 River Road
Kingston, TN 37763
Fax: 865-376-2294

2090 Marina Avenue, Petaluma, CA 94954-6714 • Telephone: 800-395-1053 • Fax: 707-765-5841
25 Legacy Drive Northwest, Rome, GA 30165-1390 • Telephone: 800-300-0519 • Fax: 706-368-5992

PART I — Applicant is ☑ An Individual ☐ Corporation *(Please attach copy of Articles of Incorporation.)* ☐ Partnership *(Please attach copy of Partnership Agreement.)*
I understand that I cannot solicit applications for the company(ies) until I am contracted with LMG and duly licensed and appointed with LMG's authorized companies in the states that require such licensing and appointment.

PART II — APPLICANT NAME AND ADDRESS INFORMATION

☐ Mr. ☑ Ms.

Last Name TURNER First Name CHOON Middle Initial P *** FISMA & OMB Memorandum M-07-16 ***

Business Name ______ TIN/EIN ______ DOB 1 / 13 / 1950

(Please view general instructions concerning Taxpayer Identification Number (TIN) information on www.legacynet.com.)

Business (Principal) Address 9215 APACHE TRAIL BRENTWOOD, TN 37027
STREET ADDRESS CITY STATE ZIP

Residential Address 9215 APACHE TRAIL BRENTWOOD, TN 37027
STREET ADDRESS CITY STATE ZIP

Business Phone Number 615-370-6408 Home Phone Number ___-___-___ Fax Number ___-___-___

Cell Phone Number 615-305-5657 E-Mail Address CPT9215@bellsouth.net

Beneficiary Name TURNER ESTATE Beneficiary Date of Birth ___/___/___ Beneficiary SSN ___-___-___

PART III — APPOINTMENTS

For states that require appointment prior to solicitation, which carrier do you want to be appointed with? TN

PART IV — BACKGROUND INFORMATION

The applicant must answer the following questions. If the applicant is an entity, such as a corporation or partnership, the questions apply to the entity and to each of its principals and officers.
If the answer to any of the questions is "Yes," a detailed explanation must be provided on separate sheet, with all relevant supporting documentation attached.

1. Do you have any outstanding debt(s) with any insurance marketing or insurance company(ies) as a result of a commissions chargeback? ☐ Yes ☑ No
2. Have you ever filed for bankruptcy? ☐ Yes ☑ No
3. Have you ever been charged with, convicted of, or pled no contest to a felony or misdemeanor? ☐ Yes ☑ No
4. Do you currently have, or have you ever had, an insurance or securities license denied, suspended, or revoked or been the subject of an administrative or regulatory action by any state or federal regulatory agency? ☐ Yes ☑ No
5. Do you currently have a state, federal, or other taxing authority tax lien? ☐ Yes ☑ No
6. Have you ever been refused a bond or had a bond cancelled (other than for non-payment)? ☐ Yes ☑ No
7. Are you currently, or have you ever been, involved in any litigation and/or collection matters? (You may omit matters of family law.) ☐ Yes ☑ No

PART V — DECLARATION AND SIGNATURE

Under penalties of perjury, I certify that: (a) My Social Security Number or Taxpayer Identification Number shown on this form is correct (or I am waiting for a Taxpayer Identification Number to be issued to me), and (b) I am not subject to backup withholding because: (i) I am exempt from backup withholding, (ii) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified me that I am no longer subject to backup withholding.

I hereby certify that I have truthfully answered the questions above. The information is to the best of my knowledge an accurate Statement of Fact. I further understand that if any material information given in this application is found to be incorrect or incomplete, it will be grounds for termination at the sole discretion of LMG. This application is contingent upon LMG's completion of its investigation of my background, as contemplated herein, and upon LMG's approval. If this application is approved and accepted by LMG, I agree that by accepting commissions from LMG, I acknowledge my acceptance of all terms and conditions of the Agreement, as amended from time to time. My signature on this application represents my signature on the Agreement and is incorporated by reference. The Agreement becomes effective when accepted by LMG, as evidenced by the signature of an authorized LMG representative.

Print Applicant Name CHOON TURNER Applicant Signature Choon Turner Date 11/3/06
(IF CORPORATION, TITLE) (OR APPLICANT'S AUTHORIZED REPRESENTATIVE, IF CORPORATION)

PART VI — SIGNATURE SECTION (IMMEDIATE UPLINE ONLY)

I have reviewed the contract, and to the best of my knowledge, the applicant has answered all questions accurately. Recommended Contract Level 1/2 below GA

Print Upline Name TERRY MARTIN Upline Signature Tommy Martin Upline Producer Number ______

FOR LEGACY MARKETING GROUP USE ONLY

By ______ Title ______ Effective Date ______

Producer Number ______ Contract Level ______

113521090S 01/04


AMERUS
Life

AmerUs Life
611 Fifth Avenue
Des Moines, Iowa 50309
515/283-2371
515/242-2385 Fax

Independent Agent Contract

Agent: Choon P. Turner Contract Date: 11/3/06

This Contract is made between AmerUs Life Insurance Company ("we" and "us") and the person, firm or corporation named above.

Appointment
We hereby appoint you to act as our agent, subject to the terms and conditions stated below, for the insurance products described in the attached schedules. You agree to comply with all applicable statutes and regulations and with our rules and operating procedures that we publish from time to time.

License
Subject to rules we may establish from time to time, we will pay license appointment fees required by the state in which you have your principal place of business.

Receiving Premiums
You have the authority to collect the first premium only and shall promptly remit that premium to us. You may not commingle policyowner premiums with your personal funds or with your agency funds, and premium payments may not be remitted from personal or agency accounts (except on policies you personally own or except as specifically otherwise agreed in advance in writing). All monies received by you for or on behalf of us shall be made payable to us, and you are not authorized to endorse or cash checks, drafts, money orders or financial instruments made payable to us.

Company's Exclusive Authority
Only we have the authority to change any of the terms, rates or conditions of our contracts or policies. We may at our discretion:

a. Modify or amend any plan of insurance.
b. Set maximum and minimum limits on the amount for which any plan of insurance may be issued.
c. Modify the conditions under which any plan may be sold.
d. Discontinue or withdraw any plan from your operating area.
e. Cease doing business in your operating area.
f. Establish rules governing the commissions to be paid on any policy which has been reinstated, converted or has replaced existing insurance.
g. Determine the amount of commissions to be paid on policies not enumerated herein.
h. Make charges for rejected, undelivered or reissued policies.

Advertising
Any sales promotion, sales material or other advertising material you use in connection with our policies shall be submitted to us for our prior written approval of each specific item. You agree not to use any such material until after you receive that approval.

Independent Contractor
You are our independent contractor. Nothing contained in this Contract shall be construed to create an employer-employee relationship between you and us. You shall be free to exercise independent judgment as to the time and manner you may perform the acts you are authorized to perform under this contract.

Delivery of Policies
Policies shall be delivered only upon payment of the initial premium. Policies not delivered within the delivery period shall be returned to us.

Authority over Agents
You have authority to recruit and recommend to us individuals to be appointed as our agents. No recommendation or application for appointment or contract will be effective until approved by us at our home office in Des Moines, Iowa. You may designate agents on whose production you are to receive compensation from us, pursuant to the Agent Contract Transmittal Form or similar communication. You will be responsible for the activities of any such agents on whose production you are entitled to receive and/or have received compensation from us (referred to as "your agents").

Return of Premiums
We may reject applications of insurance without specifying the reason, or cancel any policy and return the premium. You shall refund to us any compensation on cancelled or declined policies or on returned premiums.

Indemnity and Indebtedness
You agree to indemnify us for any loss, cost or expense we incur (including attorneys' fees) caused or created by you or your agents. This indemnity shall apply to all acts and omissions and any debt or debit balance (including the cost of collection and attorneys' fees) you or your agents incur.

You grant to us a first priority security interest in all compensation payable to you to the extent of any obligation you owe to us, and we shall have the right of offset against any such compensation. Any amount not fully paid within thirty (30) days of demand shall bear interest at the rate of 12% per year.

INSTRUCTIONS FOR COMPLETING
ELECTRONIC FUNDS TRANSFER
AUTHORIZATION FOR DIRECT DEPOSITS (ACH CREDITS) FORM

The AUTHORIZATION FOR DIRECT DEPOSITS form is provided for you to enroll for EFT Direct Deposit of your commission payment. Please provide all information requested on this form. Missing or incomplete information may delay the processing of your request. The request must be signed by the agent or payee.

Please include a voided check with your request. If you are unsure about the correct way to complete the form, please reference the following sample check information.

JAMES H TURNER MD
CHOON P TURNER
9215 APACHE TRL
BRENTWOOD, TN 37027-7425

1547

87-6/840 1717

DATE

PAY TO THE ORDER OF $

VOID

DOLLARS

usbank.com

us bank
Five Star Service Guaranteed

FOR

⑆064000059⑆ 292526050⑈01547

HARLAND 2001

Number Number

PLEASE ATTACH A VOIDED CHECK



555 S. Kansas Avenue, P.O. Box 2039
Topeka, KS 66601-2039

Marketing Department: (800) ANNUITY, ext. 330

ELECTRONIC FUNDS TRANSFER
AUTHORIZATION FOR DIRECT DEPOSITS (ACH CREDITS)

Agent/Payee: CHOON TURNER Agent Number: ______

I (we) hereby authorize **AMERUS ANNUITY GROUP**, hereinafter called the **COMPANY**, to initiate credit entries to my (our):
Check Only One Box

[XX] Checking Account [ ] Savings Account

indicated below and the depository financial institution named below hereinafter called the **DEPOSITORY**, to credit the same to such account. I (we) acknowledge that the origination of ACH transactions to my (our) account must comply with the provisions of U.S. law.

DEPOSITORY Name: U-S. BANK

Branch: Brentwood, TN

Branch Address: ______

City Brentwood, ST TN ZIP 37027

Telephone Number: 615/377-5780

TRANSIT/ABA NO: 0 6 4 0 0 0 0 5 9 __ (See Back for Instructions)

ACCOUNT NO: 2 9 2 5 2 6 0 5 0

(INCLUDE COPY OF VOIDED CHECK)

This authority is to remain in full force and effect until the **COMPANY** has received written notification from me of its termination in such time and in such manner as to afford the **COMPANY** and the **DEPOSITORY** a reasonable opportunity to act on the notification.

I understand that my/our first direct deposit will be deferred for a period of twenty (20) to fifty-one (51) days after the date this authorization is received by the **COMPANY** unless otherwise notified by the **COMPANY**. I authorize the **COMPANY** to make interim payments by check to the address of record unless payments are currently being sent to an alternate address. If payments are currently being sent to an alternate address, I understand that the payment(s) will be mailed to that address until the direct deposit begins.

[signature] 11/3/06
Agent/Payee Date

FOR HOME OFFICE USE ONLY

AmerUs Annuity Group has initiated the ACH credit referenced above.

______ ______
Licensing Specialist Date

INDIANAPOLIS LIFE

BANKERS LIFE of NY

AMERUS Life

Indianapolis Life Insurance Company
Licensing and Contracting
P.O. Box 14580
Des Moines, IA 50306-3580
800/808-9882
888/329-1329 Fax

Bankers Life Insurance Company of NY
65 Froehlich Farm Blvd.
Woodbury, NY 11797-9847
888/900-9543
516/390-7435 Fax

AmerUs Life Insurance Company
Licensing and Contracting
P.O. Box 1555
Des Moines, IA 50306-1555
800/808-9882
800/531-6088 Fax

Consumer Report Authorization

Authorization and Release for Use of Consumer Reports

In making this application for an Producer's Contract, I understand that a credit report and consumer investigation may be prepared. I understand that such reports may be prepared whereby information about me is obtained through personal interviews with neighbors, friends, or others with whom I am acquainted. These reports include information as to my character, reputation, personal characteristics, and mode of living. I understand that I have the right to make a written request within a reasonable period of time to receive additional detailed information about the nature and scope of any investigation performed in preparing such reports. The Vector Insurance network will be checked for any reported outstanding producer debt with previous employers. I hereby authorize AmerUs Life, Bankers Life Insurance Company of NY, and Indianapolis Life to procure a credit report and/or consumer investigation report, and release it from all liability in connection from procuring and using such reports. This authorization and release, in original or copy, shall be valid for this and any other reports or updates.

For California, Minnesota, and Oklahoma Residents Only

Pursuant to the laws and regulations of the states of California, Minnesota, and Oklahoma, you are hereby notified that a consumer credit report will be obtained through Professional Resource Screening, P. O. Box 5138, Concord, CA 94524, in connection with this application. The Vector Insurance Network will be checked for any reported outstanding debt with previous employers. Please indicate below whether or not you wish to receive at no charge to you a copy of this report. ☐ Yes ☐ No

Date: 11/3/06 Signature of Producer: Chon Turner

Social Security Number: ***FISMA & OMB Memorandum M-07-16 *** Printed Name: CHOON TURNER

1403007O4

Have you, the corporation, or any officer, director, or employee of the corporation:

a. Are you presently or have you ever been contracted with AmerUs Life, Indianapolis Life, or Bankers Life of New York? .... ☐ Yes ☑ No
   If you answered yes to the above question, please provide producer code and details including states licensed in ____________________
   (Please include copy(ies) of license(s) & Non-Resident Fees)

b. Do you have any new business pending? .... ☐ Yes ☑ No
   If you answered yes to the above question, please include client's name, the date application was signed and the state application was signed in

c. Do you presently have Error's & Omissions coverage? ☐ Yes ☐ No. If yes, provide Carrier and Policy number PENDING
   Attach carrier declaration page

d. Ever been subject to any claims resulting in payment by your E & O carrier? .... ☐ Yes ☑ No

e. Do you hold a Securities License; if so who is your broker/dealer? ____________________

f. Has your insurance license ever been revoked? .... ☐ Yes ☑ No

g. Ever been discharged from any employment or had an insurance producer contract terminated for reasons other than low production? ☐ Yes ☑ No

h. Have you ever been convicted of a felony? .... ☐ Yes ☑ No
   If yes, attach a separate explanation, which specifies the nature of the conviction, and when and where the conviction occurred.
   If yes, have you obtained consent from the State Insurance Commissioner to work in the business of insurance? ☐ Yes (please attach copy) ☑ No
   I also certify that, if appointed, I will report any future conviction of a felony to the company's Legal department within seventy-two (72) hours of conviction.

i. Have you; the corporation; any officer, director, or employee of the corporation; or any company or agency represented by either you or the corporation been sued because of any allegation of wrongdoing as an insurance producer? .... ☐ Yes ☑ No

j. Is your or the corporation's commission account with any other insurer in a negative position or in dispute, or have either of you been sued by an insurer to recover commissions or other amounts? .... ☐ Yes ☑ No

k. Have you ever been sued or subjected to regulatory inquiry or action as a result of any activity relating to the promotion or sale of securities or other investments? .... ☐ Yes ☑ No

l. Have you filed for bankruptcy in the last 7 years? .... ☐ Yes ☑ No

m. If you answered yes to any of the above questions, please provide an explanation for each. (Attach a separate sheet if necessary).

AUTHORIZATION AGREEMENT FOR AUTOMATIC DEPOSIT (ATTACH VOIDED CHECK)

I hereby authorize AmerUs Life, Bankers Life, Indianapolis Life, and the financial institution named below to initiate credit entries to my account and to reverse any entries made in error. I understand that the company will give me prior notice of any such reversal.

Depositor Name See Attached EFT Information Bank Transit ABA Number 064000059

Account Number or Acknowledgement Letter

This authorization is to remain in full force and effect until AmerUs Life, Bankers Life, or Indianapolis Life has written notification from me of its termination in such time and in such manner as to afford AmerUs Life, Bankers Life, or Indianapolis Life a reasonable opportunity to act on it. Note: In order to be set up for Automatic Deposit, a void check or other document that shows your bank ABA number and account number must be attached.

Taxpayer Identification Number (TIN)

Enter your taxpayer identification number or social security number *** FISMA & OMB Memorandum M-07-16 ***

Certification - Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and:
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

PRODUCER AGREEMENT

By my signature below, I hereby acknowledge I have read the attached copy of the AmerUs Life, Bankers Life Insurance Company of NY, or Indianapolis Life Contract and I understand this Application will form and become a part of my Contract. I agree that, upon approval of this Application, my signature below will be deemed my signature on the attached Contract. I agree to be bound by all of the terms and conditions of the attached Contract including any schedules, supplements or amendments. I agree not to solicit business until I receive notification from the Insurer that my Application has been approved and that I am authorized to do so. I understand and agree that, if appointed, any misrepresentation of facts herein provided will be grounds for termination of the Contract at the sole discretion of the Insurer.

Producer Signature [signature] Date November 3, 2006

If signing on behalf of a corporation, please specify officer title. ____________________

Bob Tonachio
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763
Fax: 865.376.2294


6101000804O2

ACORD CERTIFICATE OF LIABILITY INSURANCE

11/14/2006

PRODUCER
MGA Benefit Services
9024 Town Center Parkway
Lakewood Ranch, FL 34202

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW.

INSURERS AFFORDING COVERAGE	NAIC#
INSURER A: BCS INSURANCE CO.	38245
INSURER B	
INSURER C:	

INSURED
CHOON TURNER
9215 APACHE TRAIL
BRENTWOOD, TN 37027

COVERAGES

THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. AGGREGATE LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YY)	POLICY EXPIRATION DATE (MM/DD/YY)	LIMITS	
	GENERAL LIABILITY CLAIMS MADE / OCCUR GEN'L AGGREGATE LIMIT APPLIES PER: POLICY / PRO-JECT / LOC				EACH OCCURRENCE	$
					FIRE DAMAGE (Any one fire)	$
					MED EXP (Any one person)	$
					PERSONAL & ADV INJURY	$
					GENERAL AGGREGATE	$
					PRODUCTS - COMP/OP AGG	$
	AUTOMOBILE LIABILITY ANY AUTO ALL OWNED AUTOS SCHEDULED AUTOS HIRED AUTOS NON-OWNED AUTOS				COMBINED SINGLE LIMIT (Ea accident)	$
					BODILY INJURY (Per person)	$
					BODILY INJURY (Per accident)	$
					PROPERTY DAMAGE (Per accident)	$
	GARAGE LIABILITY ANY AUTO				AUTO ONLY - EA ACCIDENT	$
					OTHER THAN AUTO ONLY: EA ACC	$
					AGG	$
	EXCESS LIABILITY OCCUR / CLAIMS MADE DEDUCTIBLE RETENTION $				EACH OCCURRENCE	$
					AGGREGATE	$
						$
						$
						$
	WORKERS COMPENSATION AND EMPLOYERS' LIABILITY				WC STATU-TORY LIMITS / OTH-ER	
					E.L. EACH ACCIDENT	$
					E.L. DISEASE - EA EMPLOYEE	$
					E.L. DISEASE - POLICY LIMIT	$
A	Life/Health Insurance agents Errors and Omissions Coverage	AEO29289	11/01/2006	05/01/2007	Per Claim	$1,000,000
					Annual Aggregate	$1,000,000

DESCRIPTION OF OPERATIONS/LOCATIONS/VEHICLES/EXCLUSIONS ADDED BY ENDORSEMENT/SPECIAL PROVISIONS

This is a non-refundable claims made policy which includes coverage for products and services of all life and health companies including variable life, variable annuities, and mutual funds sales and servicing, subject to all terms, conditions, and exclusions of the policy. The following deductibles apply to this policy: $1000 for Blue Cross & Blue Shield of Tennessee product claims, $2,500 for non BCBS-TN product claims. Defense costs are provided in addition to the limits of liability. All premium is earned as of the policy inception date. This policy cannot be cancelled by the insured. Coverage under this policy is in force only if the agent named above is actually appointed with the sponsoring company as of the coverage effective date. If agent's contract terminates with the sponsoring company, coverage ceases immediately for any new business. There is an automatic extended reporting period only for terminated agents, running from the date of termination to the policy anniversary date. Please contact MGA for details of the E.R.P. or for full policy details visit www.bcs-eo.com.

CERTIFICATE HOLDER | ADDITIONAL INSURED; INSURER LETTER:

PROOF OF INSURANCE

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, THE ISSUING INSURER WILL ENDEAVOR TO MAIL WITHIN 30 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER NAMED TO THE LEFT, BUT FAILURE TO DO SO SHALL IMPOSE NO OBLIGATION OR LIABILITY OF ANY KIND UPON THE INSURER, ITS AGENTS OR REPRESENTATIVES.

Authorized Representative:

21- Life

22- Accident & Health

23- Variable Contracts

24- Credit Products (Credit Life, A/H)*

25- Property

26- Vehicle Physical Damage

27- Property (Ind. Fire)*

28- Casualty

29- County Farm Mutual

30- Bail Bondsman

31- Title (Insurance Producer)

32- Title (Pract. Attorney)

33- Travel Accident & Baggage

34- Credit Products (Mortgage Guaranty)*

35- Credit Products (Personal Property)*

36- Crop Hail

37- Credit Products (Involuntary Unemployme

38- Legal

39- Vehicle Rental

40- Personal Lines

41- Credit Products

*Line of Authority issued prior to 01-01-2003 and is limited to ONLY the authority in parenthesis.

Effective January 01, 2003, Credit Products includes the following:
Credit Life, Credit Disability, Credit Property, Credit Unemployment, Involuntary Unemployment, Mortgage Life, Mortgage Guaranty, Mortgage Disability, Guaranteed Automobile Protection (GAP) and any other form of insurance offered in connection with an extension of credit that is limited to, partially or wholly, extinguishing that credit obligation.

CEB060

587072
4719966

State of Tennessee

[illegible] SECTION

[illegible] PRODUCER

[illegible] TURNER

This is to certify that all requirements of the State of Tennessee have been met.

ID NUMBER: [illegible]
LIC STATUS: [illegible]
[illegible] [illegible]/2004
[illegible] [illegible]/2007
LICENSE CODES:
23 26 28 21 22
DEFINITION OF CODES [illegible]



IN-1313
DEPARTMENT OF
COMMERCE AND INSURANCE

AUTHORIZATION FOR AUTOMATIC DEPOSIT

	Producer Number
Company Name/Agency Name/Producer Name Choon P. Turner	Federal Tax or Employer Identification Number *** FISMA & OMB Memorandum M-07-16 ***
Company Address 9215 Apache Trail	

City	State	Zip
Brentwood	Tn	37027

I HEREBY AUTHORIZE TO INITIATE CREDIT ENTRIES (AND TO INITIATE, IF NECESSARY, DEBIT ENTRIES AND ADJUSTMENTS FOR ANY CREDIT ENTRIES MADE IN ERROR) TO MY ACCOUNT AT THE FINANCIAL INSTITUTION INDICATED BELOW.

Financial Institution Name	Financial Institution Routing # (ABA #)	
U. S. Bank	064000059	
Financial Institution Address	Financial Institution Telephone Number	
Brentwood, TN	615/877-5780	
City	State	Zip
Brentwood	TN	37027
Branch		
Brentwood, TN		

Account Type:	Account #:	Authorization Effective Date:
☒ Checking	292526050	11/3/06
☐ Savings		Authorization Expiration Date: (if desired)

THIS AUTHORITY IS TO REMAIN IN FULL FORCE AND EFFECT UNTIL THE COMPANY HAS RECEIVED WRITTEN NOTIFICATION FROM ME OF THE TERMINATION OF SUCH AUTHORITY, WHICH NOTIFICATION SHALL AFFORD THE COMPANY AND A REASONABLE OPPORTUNITY TO ACT ON THEREON.

Please attach a copy of a voided check.

Signature: [signature] Date: 11/3/06

Print Name: Choon P. Turner

JAMES H TURNER MD
CHOON P TURNER
9215 APACHE TRL
BRENTWOOD, TN 37027-7426

1548

87-6/840 1717

DATE

PAY TO THE ORDER OF $

VOID

DOLLARS

usbank usbank.com
Five Star Service Guaranteed

FOR

⑆064000059⑆ 292526050⑈01548

21- Life

22- Accident & Health

23- Variable Contracts

24- Credit Products (Credit Life, A/H)*

25- Property

26- Vehicle Physical Damage

27- Property (Ind. Fire)*

28- Casualty

29- County Farm Mutual

30- Bail Bondsman

31- Title (Insurance Producer)

32- Title (Pract. Attorney)

33- Travel Accident & Baggage

34- Credit Products (Mortgage Guaranty)*

35- Credit Products (Personal Property)*

36- Crop Hail

37- Credit Products (Involuntary Unemployme

38- Legal

39- Vehicle Rental

40- Personal Lines

41- Credit Products

*Line of Authority issued prior to 01-01-2003 and is limited to ONLY the authority in parenthesis.

Effective January 01, 2003, Credit Products includes the following:
Credit Life, Credit Disability, Credit Property, Credit Unemployment, Involuntary Unemployment, Mortgage Life, Mortgage Guaranty, Mortgage Disability, Guaranteed Automobile Protection (GAP) and any other form of insurance offered in connection with an extension of credit that is limited to, partially or wholly, extinguishing that credit obligation.

CEB060

4719966

State of Tennessee

SECTION

PRODUCER





IN-1313
DEPARTMENT OF
COMMERCE AND INSURANCE

LICENSE CODES:
23 25 28 21 22
DEFINITION OF CODES

Contract Non-Assignable

Any assignment or pledge of your earnings under this Contract must have our written consent, and is subject to our prior security interest and right of offset. All other rights under this Contract are personal to you and may not be transferred or assigned.

Compensation

Compensation, fees and bonuses, if any, shall be paid in accordance with the attached commission schedule, as modified from time to time, for production by you or your agents. Amounts payable to you on sales by your agents shall be reduced by the amount payable to such agent(s), so that you will receive only the override on such sales.

We may amend from time to time the terms and conditions for payment of Compensation as set forth on any supplement. We will give you written notice of any such amendment. No amendment shall reduce the Compensation paid to you on business sold by you or your agents prior to the effective date of the amendment.

Termination

This Contract may be terminated with or without cause by either you or us upon thirty (30) days written notice to the last known address of the other party. This Contract is terminated automatically without cause upon your death if it is an individually signed (non-corporate) contract. We can terminate this Contract for cause immediately upon written notice to your last known address. "Cause" shall include, but not be limited to, the following:

a) you withhold, embezzle or misappropriate any money or other property belonging to us;
b) you subject us to a liability due to your misfeasance or malfeasance;
c) you fail to comply with the laws, rules or regulations of any federal, state or other governmental agency or body having jurisdiction over you or us;
d) you commit a material breach of this Contract;
e) you commit any fraud;
f) you fail to pay any indebtedness to us upon demand; or
g) you have ever plead guilty, nolo contendere, or been convicted of a felony, including but not limited to crimes involving dishonesty, breach of trust or a violation of any federal law.

Upon termination for cause, no further compensation shall be payable hereunder. Except as otherwise provided, first year and renewal commissions shall be fully vested as premiums are applied. Upon termination with or without cause, supplies and other property furnished by us shall be returned upon demand.

Arbitration

You and we agree that any disputes arising out of or relating to this Contract shall be arbitrated in accordance with the Rules of the American Arbitration Association and the Federal Arbitration Act. Arbitration may not be initiated unless the party requesting arbitration has given the other party at least 30 days prior written notice of its intent to initiate arbitration and a detailed description of the basis of the dispute. A single arbitrator (or, in any matter in which the amount in controversy exceeds $100,000, a panel of three arbitrators) shall interpret this Contract in accordance with Iowa law and shall conduct proceedings in accordance with the Federal Rules of Civil Procedure. Any punitive damages awarded by the arbitrator(s) shall not exceed two times compensatory damages awarded. Any award of the arbitrator shall be deemed final and judgment upon such award may be entered and enforced in any Iowa District Court and transferred to any other jurisdiction. Such arbitration will be held in Des Moines, Iowa.

Non Interference

You agree you will not, directly or indirectly, induce or urge any AmerUs Life policyowner, after termination of this Contract, to lapse, surrender or otherwise terminate any policy, or induce or urge any member of our field force to terminate any relationship with us. In the event this provision is violated, and without limitation of our other remedies, all your rights to Compensation under this Contract will immediately cease and you will be liable for any damages we suffer. You further agree that money damages for your breach of this provision will be inadequate and that we are also entitled to seek injunctive relief to prevent further breaches of this provision. We may seek that injunctive relief, coupled with any claim by us for damages, in any state or federal district court in Des Moines, Iowa, and you agree that these courts have personal jurisdiction over you for the purpose of such actions, which shall not be subject to the Arbitration provisions of this Contract.

Entire Agreement

Except for compensation payable with respect to business sold under any previous contract between you and us, this Contract supersedes any previous agreements between you and us. This Contract sets forth the entire agreement between you and us and may not be altered or modified except in a writing signed by you and our authorized officer. This Contract shall be governed by the laws of the State of Iowa, without regard to principles of conflicts of law.

Contract is executed upon approval of the attached Application for Contract by AmerUs.

/s/ ______________________________

Senior Vice President, Sales

AmerUs Life

Return form to:
Joe Cowherd
AmerUs Annuity Group
555 South Kansas Avenue
Topeka, KS 66603
Fax: (785) 295-4455

David Milligan
AmerUs Life Insurance Group
611 5th Avenue
Des Moines, IA 50309
Fax: (515) 557-3033


AMERUS
Group

Certification of Completion -- Anti-Money Laundering Training

AGENTS: COMPLETE SECTIONS ONE THROUGH THREE *ONLY*

SECTION ONE: AGENT INFORMATION

Agent's Name Choon P. Turner Social Security Number *** FISMA & OMB Memorandum M-07-16 ***

Address 9215 Apache Trail

City Brentwood State TN Zip Code 37027

Phone Number (*daytime*) cell 615-305-5657 (*evening*) 615-370-6408

SECTION TWO: TRAINING INFORMATION

Title of training program Anti-Money Laundering

Date training program completed 12/29/06

Training was delivered by: (Check all that apply)

- ☐ Vendor: (*Please specify full name and contact information. Attach certificate and outline of training program, if available*)
- ☐ Insurance company: (*Please specify full name and contact information. Attach certificate and outline of training program, if available*)
- ☐ Broker Dealer: (*Please specify full name and contact information. Attach certificate and outline of training program, if available*)
- ☐ Bank: (*Please specify full name and contact information. Attach certificate and outline of training program, if available*)
- ☐ Other: (*Please specify full name and contact information. Attach certificate and outline of training program*)

SECTION THREE: AGENT AFFIRMATION OF ANTI-MONEY LAUNDERING TRAINING PROGRAM COMPLETION

I am a duly licensed insurance agent and affirm that I have completed the above-referenced training program, which to the best of my knowledge satisfies requirements imposed on insurance companies by regulations issued under USA PATRIOT Act Section 352 (US 31 CFR 103.137). I acknowledge that AmerUs Group retains the right to review and approve the training program and its curriculum before accepting this certification. I affirm (i) that I have read and understand the AmerUs Group Producer's Guide to Anti-Money Laundering for Insurance Agents and (ii) that I am knowledgeable about my obligations under the regulation.

Signature of Agent Choon P. Turner **Date** 12/29/06

FOR HOME OFFICE USE ONLY:

SECTION FOUR: ATTACH A CERTIFICATE DOCUMENTING THE CONTENTS OF THE TRAINING PROGRAM OR COMPLETE AND EXECUTE THE ITEMS BELOW (*Check all that apply*).

- ☐ Training program covers the ACLI Core Elements for an AML Course
- ☐ Training program is in compliance with regulations issued under USA PATRIOT Act Section 352 (US 31 CFR 103.137 and/or NASD Rule 3011)

I affirm that the above referenced agent completed the above reference training program and that the program either covers the ACLI Core Elements and/or is in compliance with regulations issued under USA PATRIOT Act Section 352 (US 31 CFR 103.137 and/or NASD Rule 3011).

Entity Delivering Training ______

Name ______ **Title** ______

Signature ______ **Phone Number** ______

16050 (09/06)


END